SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2005

Commission File Number: 000-30586

IVANHOE ENERGY INC.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *

Form 20-F ☐	Form 40-F ☐

* The registrant files annual reports under cover of Form 10-K

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title
1	Joint Management Information Circular/Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: March 22, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS OF IVANHOE ENERGY INC.
NOTICE OF SPECIAL MEETING
OF STOCKHOLDERS OF ENSYN GROUP, INC.
AND
JOINT MANAGEMENT INFORMATION CIRCULAR/ PROXY STATEMENT
CONCERNING THE PROPOSED MERGER OF
A NEWLY FORMED SUBSIDIARY OF
IVANHOE ENERGY INC.
AND
ENSYN GROUP, INC.
March 14, 2005

March 14, 2005
PROPOSED MERGER
      Ivanhoe Energy Inc., a Yukon corporation (“Ivanhoe”), Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Ivanhoe (“Merger Sub”), and Ensyn Group, Inc., a Delaware corporation (“Ensyn”), have entered into an Agreement and Plan of Merger dated as of December 11, 2004 (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will be merged with and into Ensyn (the “Merger”) with Ensyn surviving as a wholly owned subsidiary of Ivanhoe. The terms of the Merger Agreement provide that Ivanhoe will pay U.S.$10 million in cash (although Ensyn stockholders will not receive this full amount of cash as U.S.$1 million will be deposited into an escrow fund and certain expenses and fees of Ensyn will be deducted, each as more fully described in the accompanying joint management information circular/proxy statement) and issue Ivanhoe common shares (“Ivanhoe Shares”) valued at U.S.$75 million based on a weighted, 10-day average of Ivanhoe’s closing share price on the NASDAQ Small Cap Market determined prior to the closing of the transaction (subject to a minimum issuance of 30 million shares), in exchange for all of the issued and outstanding shares of Ensyn common stock (“Ensyn Shares”) and the settlement of warrants to purchase Ensyn Shares that remain outstanding and unexercised immediately after the effective time of the Merger. Ivanhoe shareholders will continue to own their existing Ivanhoe Shares, which will remain outstanding following the Merger.
      The respective obligations of the parties to consummate the transactions provided for in the Merger Agreement are subject to a number of conditions customary in similar transactions, including the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the issued and outstanding Ensyn Shares at a special meeting to be convened for that purpose. In addition, if the number of Ivanhoe Shares to be issued pursuant to the Merger, together with any other Ivanhoe Shares issued or issuable pursuant to any private placement equity financing transactions undertaken by Ivanhoe in connection with the Merger, exceeds the maximum number of common shares that Ivanhoe would be permitted to issue without shareholder approval under the applicable rules of the Toronto Stock Exchange, the Merger is subject to the approval of such share issuance by a majority of the votes cast by Ivanhoe shareholders at a special meeting to be convened for that purpose.
      Prior to the Merger taking effect, Ensyn’s renewables business that applies Ensyn’s rapid thermal processing technology (“RTPtm Technology”) to process biomass, such as wood and other organic material, into bio-fuels, resins and other products (the “Renewables Business”) will be spun off to Ensyn stockholders. The RTPtm Technology is a patented, fast thermal process that converts carbon-based feedstocks to fuels and chemicals. See the section entitled “The Merger and Related Transactions — Spin-off of Ensyn’s Renewables Business” on page 45 of the accompanying joint management information circular/proxy statement for more information about the spin-off of the Renewables Business.
      We are proposing the Merger because we believe that it will benefit the shareholders of both companies by creating a corporate group with the technology, resources, personnel and industry experience necessary to carry out the long-term objectives of both companies. Ivanhoe and Ensyn have been working closely together for the past two years, and we believe there is tremendous potential for the successful application of Ensyn’s RTPtm Technology to heavy-oil deposits throughout the world that are difficult or impossible to commercially exploit through conventional extraction and processing methods.
      The board of directors of Ensyn has unanimously approved the Merger Agreement and the Merger and unanimously recommends that Ensyn stockholders vote “FOR” the proposal to adopt the Merger Agreement and approve the Merger. The board of directors of Ivanhoe has unanimously approved the Merger Agreement and the issuance of the Ivanhoe Shares pursuant to the Merger Agreement and unanimously recommends that Ivanhoe shareholders vote “FOR” the proposal to approve the issuance of the Ivanhoe Shares pursuant to the Merger Agreement. We encourage you to carefully read the attached joint management information circular/proxy statement, including the section entitled “Risk Factors” on page 30 before voting.
      Ivanhoe and Ensyn have each scheduled special meetings in connection with the proposed Merger. The dates, times and places of the meetings are as follows:

For Ivanhoe shareholders: 10:00 a.m., Pacific Time April 13, 2005 Suite 629 — 999 Canada Place Vancouver, British Columbia, Canada	For Ensyn stockholders: 9:00 a.m., Eastern Time April 14, 2005 Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York
      Your vote is very important regardless of the number of shares you own. Whether or not you plan to attend your company’s special meeting, please take the time to vote by marking your votes on the enclosed proxy card (if you are an Ensyn stockholder) or instrument of proxy (if you are an Ivanhoe shareholder), signing and dating it, and promptly returning it to your company in the enclosed envelope. If you attend your company’s special meeting in person, you may withdraw your proxy (if you so choose) and vote your shares in person at the special meeting.

Sincerely, E. Leon Daniel President and Chief Executive Officer Ivanhoe Energy Inc.	Sincerely, Dr. Robert G. Graham Chairman of the Board, Chief Executive Officer and President Ensyn Group, Inc.
      Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under the attached joint management information circular/proxy statement or determined if the joint management information circular/proxy statement is truthful or complete. Any representation to the contrary is a criminal offence.
      The attached joint management information circular/proxy statement is dated March 14, 2005, and is first being mailed to Ivanhoe shareholders and Ensyn stockholders on or about March 17, 2005.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To the Shareholders of Ivanhoe Energy Inc.:
      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of IVANHOE ENERGY INC. will be held at Ivanhoe’s offices at Suite 629 — 999 Canada Place, Vancouver, British Columbia, on April 13, 2005 at 10 a.m. (Pacific time) if, pursuant to the rules of TSX, the prior approval of Ivanhoe’s shareholders is required in order for Ivanhoe to effect the merger (“Merger”) of Ivanhoe Merger Sub, Inc., a wholly owned subsidiary of Ivanhoe (“Merger Sub”), with and into Ensyn Group, Inc. (“Ensyn”) and Ivanhoe elects to hold a special meeting for such purposes. If a special meeting is required and held, the meeting will be held for the following purposes:

1. to consider and vote upon a proposal to approve the issuance of the Ivanhoe Shares pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2004, by and among Ivanhoe, Merger Sub and Ensyn, all as more particularly described in the joint management information circular/proxy statement accompanying this Notice;

2. to consider any amendment to, or variations of, any matter identified in this Notice; and

3. to vote on any other matter that may properly come before the special meeting or at any adjournments or postponements thereof.
      These items of business are described in the joint management information circular/proxy statement accompanying this Notice. Only shareholders of record on March 14, 2005 are entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements thereof unless after that date a transferee of Ivanhoe common shares (“Ivanhoe Shares”) establishes that he or she owns the shares and demands not later than ten days before the special meeting that his or her name be included in the list of shareholders entitled to vote at the special meeting.
      The board of directors of Ivanhoe unanimously recommends that you vote “FOR” approval of the issuance of Ivanhoe Shares pursuant to the Merger Agreement.
      Please sign, date and return the enclosed form of proxy. If the special meeting is held, executed proxies with no instructions indicated thereon will be voted “FOR” approval of item 1 above. Even if you have returned your form of proxy, you may still vote in person if you attend the special meeting. Please note, however, that if your shares are held of record by a brokerage firm, securities dealer, trust company, bank or other nominee and you wish to vote at the special meeting, you must strike out the names of management’s representatives named in the form of proxy and insert your name in the blank space provided or, in the case of a voting instruction form, contact your intermediary. If the special meeting is held and you fail to return your form of proxy or vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting.
DATED at Vancouver, British Columbia, on March 14, 2005.
BY ORDER OF THE BOARD
/s/ BEVERLY A. BARTLETT
Corporate Secretary

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To the Stockholders of Ensyn Group, Inc.:
      NOTICE IS HEREBY GIVEN that a special meeting of stockholders of ENSYN GROUP, INC. will be held at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York, on April 14, 2005, at 9:00 a.m. (Eastern Time) for the following purposes:

1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2004, by and among Ensyn, Ivanhoe Energy Inc. (“Ivanhoe”) and Ivanhoe Merger Sub, Inc., a wholly owned subsidiary of Ivanhoe (“Merger Sub”), and approve the merger pursuant to which Merger Sub will be merged with and into Ensyn (the “Merger”), with Ensyn surviving as a wholly owned subsidiary of Ivanhoe; and

2. to vote on any other matter that may properly come before the special meeting or any adjournments or postponements of the special meeting.
      The terms of the Merger Agreement provide that Ivanhoe will pay U.S.$10 million in cash (although Ensyn stockholders will not receive this full amount of cash as U.S.$1 million will be deposited into an escrow fund and certain expenses and fees of Ensyn, each as described in the accompanying joint management information circular/proxy statement, will be deducted) and issue Ivanhoe common shares (“Ivanhoe Shares”) valued at U.S.$75 million based on a weighted, 10-day average of Ivanhoe’s closing share price on the NASDAQ Small Cap Market determined prior to the closing of the transaction (subject to a minimum issuance of 30 million shares), in exchange for all of the issued and outstanding Ensyn Shares and the settlement of warrants to purchase shares of Ensyn common stock (“Ensyn Shares”) that remain outstanding and unexercised immediately after the effective time of the Merger. By way of example, based on the weighted-average of the closing prices of Ivanhoe Shares on the NASDAQ Small Cap Market for the ten trading days ending on March 11, 2005 and a fully diluted share number of 2,000,000, each Ensyn Share would be converted in the Merger into the right to receive 15 Ivanhoe Shares and cash in the amount described herein. A chart showing the number of Ivanhoe Shares to be issued for each outstanding Ensyn Share under various scenarios is provided on page 16 of the joint management information circular/proxy statement. As described more fully therein, up to 33.33% of the Ivanhoe Shares to be issued in the transactions provided for in the Merger Agreement will be placed in an escrow fund to secure indemnification obligations of Ensyn stockholders under the Merger Agreement.
      Descriptions of the Merger Agreement and all other material aspects of the transaction are included in the joint management information circular/proxy statement accompanying this Notice. The joint management information circular/proxy statement and the exhibits thereto form part of this Notice.
      Prior to the Merger taking effect, Ensyn’s renewables business that applies Ensyn’s rapid thermal processing technology (“RTPtm Technology”) to process biomass, such as wood and other organic material, into bio-fuels, resins and other products (the “Renewables Business”) will be spun off to Ensyn stockholders. The RTPtm Technology is a patented, fast thermal process that converts carbon-based feedstocks to fuels and chemicals. See the section entitled “The Merger and Related Transactions — Spin-off of Ensyn’s Renewables Business” on page 45 of the accompanying joint management information circular/proxy statement for more information about the spin-off of the Renewables Business.
      Only holders of record of Ensyn Shares at the close of business on March 14, 2005, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements thereof. It is a condition to the closing of the Merger that the Merger Agreement is adopted and the Merger is approved by the affirmative vote of the holders of a majority of the Ensyn Shares outstanding at the close of business on the record date. A list of those holders of record will be available during the ten days prior to the special meeting at Ensyn’s principal executive offices located at 20 Park Plaza, Boston, Massachusetts 02116 for examination by any stockholder and will also be available for inspection by any stockholder at the special meeting.
      The board of directors of Ensyn unanimously recommends that you vote “FOR” adoption of the Merger Agreement and approval of the Merger.
      Under Delaware law, Ensyn stockholders who do not vote in favor of adopting the Merger Agreement and approving the Merger will have the right to seek appraisal of the fair value of their Ensyn Shares as determined by the Delaware Court of Chancery if the Merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the Merger Agreement and the Merger and they comply with the Delaware statutory procedures explained in the accompanying document. See “Dissenters’ and Appraisal Rights” on page 113 of the joint management information circular/proxy statement.
      Whether or not you plan to attend the special meeting, please sign, date and return the enclosed proxy card. Executed proxies with no instructions indicated thereon will be voted “FOR” adoption of the Merger Agreement and approval of the Merger. Even if you have returned your proxy, you may still vote in person if you attend the special meeting. If you fail to return your proxy or vote in person at the special meeting, your Ensyn Shares will not be counted for purposes of determining whether a quorum is present at the special meeting, and will effectively be counted as a vote against the adoption of the Merger Agreement and approval of the Merger.
DATED on March 14, 2005.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ DAVID C. BOULARD
Corporate Secretary

IVANHOE ENERGY INC.
AND
ENSYN GROUP, INC.
JOINT MANAGEMENT INFORMATION CIRCULAR/ PROXY STATEMENT
DATED MARCH 14, 2005

i

ii

iii

iv

      No person is authorized to give any information or to make any representation not contained in this joint management information circular/proxy statement and, if given or made, such information or representation should not be relied upon as having been authorized. This joint management information circular/proxy statement does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.
GLOSSARY OF TERMS AND EXPRESSIONS
      The following glossary of terms and expressions used in this document and the exhibits to this document is provided for ease of reference.
      “Additional Shares Issuance Condition” means the condition that would require Ivanhoe to obtain approval from a majority of the holders of the issued and outstanding Ivanhoe Shares, if the total number of Ivanhoe Shares to be issued pursuant to the transactions contemplated by the Merger Agreement (including pursuant to the Merger, the Canadian Transaction, and upon the exercise, termination or exchange of the Ensyn Options, EPIL Options and Ensyn Warrants and any financing by Ivanhoe in connection with the transactions contemplated in the Merger Agreement) exceeded 25% of the number of Ivanhoe Shares issued and outstanding prior to Ivanhoe entering into the Merger Agreement;
      “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;
      “Amended and Restated Management, Administration and Services Agreement” means the management, administration and services agreement by and among EPIL, ERI and ETI dated as of the 1st day of October, 2003 and amended and restated as of the Closing Date;
      “Business Day” means a day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time;
      “California Securities Law” means the California Corporate Securities Law of 1968, as amended, and the rules and regulations promulgated thereunder;
      “Canadian Exchange Agreement” means an agreement between Ivanhoe and each participating Canadian-resident holder of Ensyn Shares pursuant to which any such holder and Ivanhoe will agree to participate in the Canadian Transaction;
      “Canadian Tax Act” means the Income Tax Act (Canada), as amended (including any successor code), and the rules and regulations promulgated thereunder;
      “Canadian Transaction” means the purchase and sale arrangements between Ivanhoe and participating Canadian-resident holders of Ensyn Shares which will take place immediately prior to the Merger but subsequent to the Spin-off Transaction whereby such Canadian-resident holders will exchange their Ensyn Shares for the consideration they would have received in respect of such Ensyn Shares pursuant to the Merger had such shares not been transferred to Ivanhoe immediately prior to the Merger;
      “CDF” means Ensyn’s commercial demonstration facility in the South Belridge oil field near Bakersfield, California that will be used to demonstrate the application of the RTPtm Technology to petroleum feedstock;
      “Closing” means the closing of the Merger;
      “Closing Date” means the date on which the Closing occurs;

      “Closing Date Portion” means, with respect to any Securityholder, the Merger Consideration payable to such Securityholder as of the Effective Time, but excluding any portion thereof constituting such Securityholder’s portion of the Indemnity Escrowed Shares;
      “Closing Price” means the weighted average of the Daily Closing Prices for the ten consecutive trading day period ending on the trading day immediately preceding the Condition Determination Date;
      “Code” means the United States Internal Revenue Code of 1986, as amended (including any successor code), and the rules and regulations promulgated thereunder;
      “Condition Determination Date” means the fifth Business Day prior to the date of the Ensyn Meeting, which we currently anticipate to be April 7, 2005;
      “Daily Closing Price” means, for any trading day, the closing price of Ivanhoe Shares on the NASDAQ Small Cap Market for such trading day (as reported in The Wall Street Journal (National Edition) or, if not reported therein, any other nationally-recognized authoritative source);
      “DGCL” means the General Corporation Law of the State of Delaware;
      “Distribution Agreement” means the distribution agreement by and among Ensyn, ERI and ERI Holdings that will be entered into prior to the Closing;
      “Dundee Fairness Opinion” means the fairness opinion of Dundee Securities dated March 11, 2005, a copy of which is attached hereto as Exhibit B;
      “Dundee Securities” means Dundee Securities Corporation, Ivanhoe’s financial advisor;
      “Effective Time” means the time when the executed certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such other subsequent date or time as Ivanhoe and Ensyn may agree and specify in the certificate of merger in accordance with Section 252 of the DGCL;
      “Ensyn” means Ensyn Group, Inc., a Delaware corporation;
      “Ensyn’s Advisor Expenses” means all fees, charges and expenses of the financial, investment banking, legal, accounting and other professional advisors of Ensyn and its subsidiaries (which fees, charges and expenses shall in no event exceed U.S.$9 million) relating to the transactions contemplated by the Merger Agreement (including the Spin-off Transaction) that have not been paid on or prior to the Closing Date;
      “Ensyn Meeting” means the special meeting of Ensyn’s stockholders, at which their approval of the Merger and adoption of the Merger Agreement will be sought, to be held on April 14, 2005 or such later date that is mutually agreed to by Ivanhoe and Ensyn;
      “Ensyn Options” means all of the issued and outstanding options to purchase Ensyn Shares;
      “Ensyn Shares” means the shares of common stock, par value U.S.$.001 per share, of Ensyn;
      “Ensyn Warrants” means the issued and outstanding warrants exercisable to purchase Ensyn Shares;
      “EPIL” means Ensyn Petroleum International Ltd., a Delaware corporation and a subsidiary of Ensyn;
      “EPIL Options” means all of the issued and outstanding options to purchase shares of the common stock of EPIL;
      “ERI” means Ensyn Renewables Inc., a Delaware corporation and a subsidiary of Ensyn;
      “ERI Holdings” means Ensyn Corporation, a Delaware corporation and a subsidiary of Ensyn;
      “Escrow Agreements” means, collectively, the Indemnity Escrow Agreement, the Securityholders’ Representative Fund Escrow Agreement and the Warrant Escrow Agreement;
      “Escrowed Warrant Consideration” means the aggregate amount of Merger Consideration that would have been paid to holders of Ensyn Warrants that are unexercised immediately after the Effective Time assuming (i) all such outstanding Ensyn Warrants had been exercised prior to Closing and (ii) the Ensyn Shares issued upon such exercise had been converted into the Merger Consideration pursuant to the Merger or the Canadian Transaction;
      “ETI” means Ensyn Technologies Inc., a corporation formed under the federal laws of Canada and a subsidiary of Ensyn;
      “Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
      “Exchange Agent” means CIBC Mellon Trust Company;
      “Excluded Shares” means each Ensyn Share owned by Ensyn or any of its wholly owned subsidiaries or by Ivanhoe or any of its subsidiaries issued and outstanding immediately prior to the Effective Time (including those shares acquired by Ivanhoe pursuant to the Canadian Transaction);
      “Fairness Hearing” means the hearing held by the California Commissioner of Corporations on February 25, 2005, pursuant to which the Permit was issued;
      “Fully Diluted Share Number” means the result obtained by adding (i) the aggregate number of Ensyn Shares outstanding immediately prior to the Closing, including Ensyn Shares issued as a result of the exercise of Ensyn Options prior to their cancellation (but excluding any Excluded Shares, other than those acquired by Ivanhoe in the Canadian Transaction), plus (ii) the aggregate number of Ensyn Shares issuable as of immediately prior to the Closing upon the exercise of all Ensyn Warrants (including Ensyn Warrants that are terminated immediately prior to or as of the Closing in exchange for the Ensyn Shares that would have been issued to the holders of such Ensyn Warrants upon exercise thereof), assuming the full number of such Ensyn Shares are issued and that all exercise prices are paid in cash and not by a cashless exercise (but excluding any shares to be issued as a result of the exercise (or such termination) of Ensyn Warrants that are included in determining the number of shares in part (i) above), plus (iii) the aggregate number of Ensyn Shares issuable in exchange for EPIL Options outstanding immediately prior to the Closing (assuming all such EPIL Options are exercised in full and each share of EPIL common stock issuable upon the exercise thereof is exchanged for 47.52 Ensyn Shares but excluding any shares to be issued as a result of the exercise (or such termination) of EPIL Options that are included in determining the number of shares in part (i) above);
      “Indemnity Escrow Agent” means U.S. Bank National Association;
      “Indemnity Escrow Agreement” means the agreement by and among Ivanhoe, the Securityholders’ Representative and the Indemnity Escrow Agent, which governs the Indemnity Escrow Fund;
      “Indemnity Escrow Fund” means the Indemnity Escrowed Shares, together with any non-cash dividends or other non-cash distributions paid with respect to the Indemnity Escrowed Shares, and including any cash proceeds from sales of Indemnity Escrowed Shares, to the extent such proceeds do not exceed the aggregate Closing Price of such shares;
      “Indemnity Escrow Termination Date” means the earliest of (i) the second anniversary of the date that Ivanhoe, Ensyn, EPIL or any of their Affiliates (determined following the Closing) shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTPtm Plant, (ii) the second anniversary of the date that Ivanhoe or any of its Affiliates shall have commenced construction or use of an RTPtm Plant, (iii) the date that Ivanhoe, Ensyn, EPIL or any of their Affiliates (determined following the Closing) shall have entered into a definitive agreement with an unaffiliated third party (as defined above) for the construction or use of a second RTPtm Plant (provided such date is not before the first anniversary of the Closing Date), (iv) the date that Ivanhoe or any of its Affiliates shall have commenced construction of a second RTPtm Plant (provided such date is not before the first anniversary of the Closing Date), and (v) the third anniversary of the Closing Date;
      “Indemnity Escrowed Shares” means 33.33% of the aggregate number of Ivanhoe Shares that are issued to Ensyn stockholders in connection with the Merger and the Canadian Transaction (but not including any Ivanhoe Shares that are included in the Escrowed Warrant Consideration); provided, that, if between the date of the Merger Agreement and the Closing Date, Ensyn, EPIL or any of their Affiliates shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTPtm Plant, the percentage set forth in the first clause of this definition will be reduced to “16.665%”;
      “Indemnity Escrowed Warrant Shares” means 33.33% of the aggregate number of Ivanhoe Shares issued in conjunction with the Merger Agreement that are included in the Escrowed Warrant Consideration; provided, that, if between the date of the Merger Agreement and the Closing Date, Ensyn, EPIL or any of their Affiliates shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTPtm Plant, the percentage set forth in the first clause of this definition will be reduced to 16.665%;
      “Indemnity Fund Securityholders” means the Ensyn stockholders who, as a result of participating in either the Merger or the Canadian Transaction, deposit Indemnity Escrowed Shares into the Indemnity Escrow Fund;
      “Ivanhoe” means Ivanhoe Energy Inc., a Yukon corporation;
      “Ivanhoe Shares” means the common shares, without par value, in the capital of Ivanhoe;
      “Merger” means the merger of Merger Sub and Ensyn, whereby (i) Merger Sub will be merged with and into Ensyn, (ii) the separate existence of Merger Sub will cease, and (iii) Ensyn shall continue as the surviving corporation and be a direct wholly owned subsidiary of Ivanhoe;
      “Merger Agreement” means the agreement dated as of December 11, 2004 by and among Ivanhoe, Merger Sub and Ensyn providing for the terms and conditions of, among other things, the Merger and the Canadian Transaction;
      “Merger Consideration” means (i) cash consisting of the quotient obtained by dividing U.S.$10 million (less Ensyn’s Advisor Expenses and U.S.$1 million to be deposited into the Securityholders’ Representative Fund) by the Fully Diluted Share Number; plus (ii) the Merger Shares; plus (iii) the Participation Rights;
      “Merger Shares” means that whole number of fully paid and non-assessable Ivanhoe Shares equal to the quotient obtained by dividing U.S.$75 million by the Closing Price (provided that such number of Ivanhoe Shares shall under no circumstances be less than 30 million) and dividing that result by the Fully Diluted Share Number;
      “Merger Sub” means Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Ivanhoe;
      “Participation Rights” means the right to receive a Pro Rata Portion of the residual proceeds of the Warrant Escrow Fund as provided in the Warrant Escrow Agreement;
      “Permit” means the permit issued by the California Commissioner of Corporations on February 25, 2005, approving the fairness of the Merger Agreement, the Merger and the Canadian Transaction pursuant to Section 25121 of California Securities Law such that the issuance of the Merger Shares (whether in connection with the Merger or the Canadian Transaction) shall be exempt pursuant to Section 3(a)(10) of the Securities Act from the registration requirements of Section 5 of the Securities Act;
      “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act);
      “Petroleum Business” means the business of applying Ensyn’s RTPtm Technology to the production and upgrading of heavy oil, both in conjunction with resource owners or other Persons through long-term service agreements and through licensing and royalty arrangements;
      “Pro Rata Portion” means, with respect to any Securityholder, the percentage obtained by dividing (i) the number of Ivanhoe Shares issued to such Securityholder pursuant to the Merger or the Canadian Transaction plus the number of Ivanhoe Shares issuable to such Securityholder upon exercise of Ensyn Warrants following the

Effective Time, as applicable (regardless of whether any such shares are deposited into the Indemnity Escrow Fund or the Warrant Escrow Fund), by (ii) the number of Ivanhoe Shares issued to all Securityholders pursuant to the Merger and the Canadian Transaction plus the number of Ivanhoe Shares issuable to Securityholders upon exercise of the Ensyn Warrants following the Effective Time (regardless of whether any Ivanhoe Shares are deposited into the Indemnity Escrow Fund);
      “Renewables Business” means the business of applying Ensyn’s RTPtm Technology to process biomass (such as wood and other organic material) into bio-fuels and chemicals, including resins and other products, which will be spun-off to Ensyn stockholders prior to the Merger;
      “RTPtm Plant” means a processing plant equipped with the RTPtm Technology and having a minimum daily input processing capacity of 10,000 barrels of oil per day;
      “RTPtm Technology” means the rapid thermal processing technology that Ensyn uses to transform carbon-based materials, including petroleum and biomass, into more valuable fuel and chemical products;
      “SEC” means the United States Securities and Exchange Commission;
      “Securities Act” means the United States Securities Act of 1933, as amended;
      “Securityholder” means any holder of Ensyn Shares who receives the Merger Consideration (i) in connection with the Merger; (ii) pursuant to the Canadian Transaction; or (iii) upon exercise of Ensyn Warrants following the Effective Time;
      “Securityholders’ Escrow Agent” means U.S. Bank National Association;
      “Securityholders’ Representative” means the Securityholders’ representative as provided in the Merger Agreement, the Canadian Exchange Agreement and the Escrow Agreements. Raymond T. Pirraglia will be appointed, initially, as the Securityholders’ Representative at the Closing;
      “Securityholders’ Representative Fund” means an amount of cash equal to U.S.$1 million that may be used by the Securityholders’ Representative for the payment of his out-of-pocket fees and expenses related to the performance of his duties, including reasonable legal and accounting fees and expenses;
      “Securityholders’ Representative Fund Escrow Agreement” means the agreement by and among Ivanhoe, the Securityholders’ Representative and the Securityholders’ Escrow Agent, which governs the establishment and dispensation of the Securityholders’ Representative Fund;
      “Simmons” means Simmons & Company International, Ensyn’s financial advisor;
      “Simmons Fairness Opinion” means the fairness opinion of Simmons dated December 10, 2004, a copy of which is attached hereto as Exhibit C;
      “Spin-off Transaction” means the transaction to be entered into immediately prior to the Merger, or at such earlier time as Ensyn may elect, whereby Ensyn will distribute to its stockholders all of the common stock of ERI Holdings, which immediately prior to such distribution will own all of the common stock of ERI that was previously held by Ensyn;
      “Superior Proposal” means a bona fide, written and unsolicited Takeover Proposal involving a merger, an offer to acquire a substantial equity interest of Ensyn or substantial portion of Ensyn’s assets, or a recapitalization or restructuring of Ensyn (i) on terms and conditions more favorable from a financial point of view to the stockholders of Ensyn than those contemplated by the Merger Agreement, (ii) the conditions to the consummation of which are all reasonably capable of being satisfied in a timely manner, (iii) for which financing, to the extent required, is reasonably capable of being obtained and (iv) which was not made in violation of any standstill or similar agreement to which Ensyn or any of its subsidiaries is a party;
      “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving Ensyn or any of its subsidiaries, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 10% or more of the assets of Ensyn and its subsidiaries, taken as a whole, (iii) a purchase or sale of shares of common stock or other securities, in a single transaction or series of related transactions, representing 10% or more of the voting power of the common stock of Ensyn or any of its subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of Ensyn or any of its subsidiaries or (v) any other transaction having a similar effect to those described in clauses (i) — (iv), in each case other than the transactions contemplated by the Merger Agreement;
      “TSX” means the Toronto Stock Exchange;
      “United States” and “U.S.” means the United States, its territories and possessions, any state of the United States and the District of Columbia;
      “U.S. Holders” means U.S. citizens or residents of the United States, partnerships or corporations organized under the laws of the United States or any state thereof, any estate subject to U.S. federal income tax on its net income, regardless of source, or a trust if both (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust;
      “Warrant Escrow Agent” means U.S. Bank National Association;
      “Warrant Escrow Agreement” means the agreement by and among Ivanhoe, the Securityholders’ Representative and the Warrant Escrow Agent, which governs the Warrant Escrow Fund;
      “Warrant Escrow Fund” means the Escrowed Warrant Consideration, together with (i) any dividends or other distributions paid with respect to the Ivanhoe Shares included in the Escrowed Warrant Consideration, and (ii) the exercise prices paid by the holders of Ensyn Warrants upon exercise thereof and deposited with the Warrant Escrow Agent. The Warrant Escrow Fund is available (A) to pay the Merger Consideration to holders of Ensyn Warrants that exercise their Ensyn Warrants after the Effective Time, (B) to the extent any Ensyn Warrant is exercised, to distribute the exercise price paid by the holder of such Ensyn Warrants to the Securityholders pursuant to their Participation Rights as more fully provided in the Warrant Escrow Agreement, and (C) to the extent not all Ensyn Warrants are exercised prior to their expiration or termination, to pay the Merger Consideration with respect to such expired or terminated Ensyn Warrants to the Securityholders pursuant to their Participation Rights as more fully provided in the Warrant Escrow Agreement; provided, that the portion of the Warrant Escrow Fund that consists of Indemnity Escrowed Warrant Shares shall be available to (i) compensate Ivanhoe and its representatives and affiliates (and each of their successors and permitted assigns) for damages claims made pursuant to Article VIII of the Merger Agreement and (ii) secure Ensyn’s obligations to meet certain development milestones, as set forth in the Warrant Escrow Agreement; and
      “YBCA” means the Business Corporations Act (Yukon), R.S.Y. 1986, c. 15 as amended.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE SPECIAL MEETINGS
General Questions and Answers

Q:	Why am I receiving this joint management information circular/proxy statement?

A:	Ivanhoe and Ensyn have agreed to enter into a series of transactions whereby Ensyn will become a wholly owned subsidiary of Ivanhoe pursuant to the terms of the Merger Agreement. A copy of the Merger Agreement is attached to this joint management information circular/proxy statement as Exhibit A.

In order to complete the transactions in the Merger Agreement, Ensyn stockholders must adopt the Merger Agreement and approve the Merger and, if the transactions prescribed by the Merger Agreement, together with any financing by Ivanhoe in connection therewith, result in the issuance of a number of Ivanhoe Shares that exceeds 25% of the number of Ivanhoe Shares outstanding prior to Ivanhoe entering into the Merger Agreement, Ivanhoe shareholders must approve the issuance of such shares.

Ivanhoe, if necessary, will hold a special meeting of its shareholders and Ensyn will hold a special meeting of its stockholders to obtain these approvals. This joint management information circular/proxy statement contains important information about the transaction and the special meetings, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your special meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	How do Ivanhoe and Ensyn propose to carry out the combination of the companies?

A:	To enable Ensyn’s Canadian stockholders to participate in the Merger in a manner that allows them to receive Ivanhoe Shares on a tax-deferred basis and thereby be treated similarly to Ensyn’s U.S. stockholders, the combination of the companies will take part in two steps. As a first step, Ensyn’s Canadian stockholders will have an opportunity to exchange each of their Ensyn Shares for the Merger Consideration by entering into an exchange agreement directly with Ivanhoe. The second step, which will occur immediately after the consummation of the first step, involves the merger of a wholly-owned subsidiary of Ivanhoe into Ensyn pursuant to which each Ensyn Share held by all of Ensyn’s remaining stockholders (including any Canadian stockholders who did not take part in the first step) will be converted into the Merger Consideration. The Canadian Transaction will become null and void if the Merger is not consummated.

Q:	Will all of Ensyn’s businesses become part of the combined companies?

A:	No. Prior to the Merger, Ensyn intends to spin-off its Renewables Business to the Ensyn stockholders. The Spin-off Transaction is discussed in greater detail on page 45.

Q:	Why are Ivanhoe and Ensyn proposing the Merger?

A:	We believe that the Merger will benefit the shareholders of both companies by creating a corporate group with the technology, resources, personnel and industry experience necessary to carry out the long-term objectives of both companies. To review the reasons for the Merger in greater detail, see pages 49 and 52.

Q:	What will happen in the transaction?

A:	Ivanhoe will acquire 100% of the outstanding stock of Ensyn. This will take place pursuant to the two-step process discussed above.

Q:	What will happen to any outstanding Ensyn Warrants?

A.	The Ensyn Warrants will be converted into the right to receive, upon exercise, the Merger Consideration that the holders thereof would have received had they exercised their warrants prior to the Effective Time. The portion of the aggregate Merger Consideration that would have been paid to such warrant holders had they exercised their warrants prior to the Effective Time will be placed in escrow. Ensyn Warrants that are not exercised prior to the record date for the Spin-off Transaction, which is currently expected to be on or about April 14, 2005, will not be entitled to participate in the Spin-off Transaction.

Q:	Will Ensyn stockholders be able to trade the Ivanhoe Shares that they receive in the Merger?

A:	Yes, Ivanhoe Shares are currently listed on the TSX and quoted on the NASDAQ Small Cap Market, and it is a condition to the completion of the Merger that the Ivanhoe Shares to be issued pursuant to the transactions provided for in the Merger Agreement be listed on the TSX and quoted on the NASDAQ Small Cap Market.

The Ivanhoe Shares received pursuant to the transactions provided for in the Merger Agreement will be freely transferable under Canadian provincial and United States federal securities laws, except for Ivanhoe Shares issued to any Ensyn stockholder who may be deemed to be an “affiliate” (as defined under the Securities Act) of Ensyn prior to the Merger or an affiliate or “control person” (as defined in Canadian securities laws) of Ivanhoe after the Merger.

Q:	What will happen to Ivanhoe Shares in the Merger?

A:	Nothing. Each Ivanhoe Share currently outstanding will remain outstanding as an Ivanhoe Share.

Q:	When do you expect the Merger to be completed?

A:	We are working to complete the Merger as quickly as practicable. The Merger will be completed shortly after the occurrence of the Ivanhoe and Ensyn special meetings, provided the requisite approval of Ensyn stockholders and, if necessary, Ivanhoe shareholders is obtained. However, because the Merger is also subject to other closing conditions, some of which are beyond our control, these meetings may need to be adjourned to a later date if certain conditions have not yet been met by the respective meeting dates set forth herein.
Ivanhoe Shareholder Questions and Answers

Q:	What am I being asked to vote on?

A:	Ivanhoe shareholders are being asked to approve the issuance of Ivanhoe Shares pursuant to the transactions provided for in the Merger Agreement, including the shares to be issued in connection with the Canadian Transaction, the Merger and upon the exercise of any Ensyn Warrants. Such approval is required if the number of Ivanhoe Shares to be issued in connection with these transactions, together with any other Ivanhoe Shares issued or issuable pursuant to any financing by Ivanhoe in connection with the Merger, exceeds 25% of the number of Ivanhoe Shares outstanding prior to Ivanhoe entering into the Merger Agreement. Thus, your vote could become unnecessary and, if it does, it will not be counted as the Ivanhoe special meeting will be cancelled.

Q:	Where and when is the Ivanhoe special meeting?

A:	If necessary, the Ivanhoe special meeting will take place at Ivanhoe’s offices at Suite 629 — 999 Canada Place, Vancouver, British Columbia, Canada, on April 13, 2005, at 10 a.m., Pacific Time.

Q:	What vote of Ivanhoe shareholders is required to approve the issuance of Ivanhoe Shares pursuant to the Merger Agreement?

A:	If the Additional Shares Issuance Condition is met, the affirmative vote of the holders of a majority of the Ivanhoe Shares present or represented by proxy and voting at the Ivanhoe special meeting will be required to approve the issuance of Ivanhoe Shares pursuant to the Merger Agreement.

Q:	What constitutes a quorum at the Ivanhoe special meeting?

A:	At least one shareholder or proxyholder entitled to vote at the special meeting, present in person at the beginning of the meeting and holding or representing by proxy in the aggregate not less than 33 1/3% of the issued Ivanhoe Shares will constitute a quorum for the Ivanhoe special meeting.

Q:	Who can vote?

A:	Only shareholders who hold Ivanhoe Shares at the close of business on the record date, which is March 14, 2005, will be entitled to vote at the Ivanhoe special meeting.

Q:	How does the Ivanhoe board of directors recommend that I vote?

A:	The Ivanhoe board of directors unanimously recommends that Ivanhoe shareholders vote “FOR” the proposal to approve the issuance of Ivanhoe Shares pursuant to the Merger Agreement. For a more complete description of the recommendation of the Ivanhoe board of directors, see page 38.

Q:	How do I cast my vote?

A:	Carefully read and consider the information contained or incorporated by reference in this joint management information circular/proxy statement, including its exhibits. You should also determine whether you hold your shares directly in your name as a registered shareholder or through a broker or other nominee because this will determine the procedure that you must follow in order to vote. If you are a registered shareholder of Ivanhoe (that is, if you hold your Ivanhoe Shares in certificate form), you may vote in either of the following ways:

•	in person at the Ivanhoe special meeting; or

•	by mail or facsimile — complete, sign and date the enclosed instrument of proxy and return it to Ivanhoe’s registrar and transfer agent, CIBC Mellon Trust Company, in the enclosed postage paid return envelope or by facsimile to (604) 688-4301 or (416) 363-9524 as soon as possible.

If you hold your shares through a broker or other nominee (meaning that your shares are held in “street name”), you should instruct your broker or other nominee to vote your shares by following the instructions provided by your broker or other nominee. Please refer to those voting instructions to see if you may submit voting instructions by telephone or over the Internet. If your shares are held in street name and you want to vote in person at the Ivanhoe special meeting, you should follow the instructions provided by, or contact, your broker or other nominee.

Q:	What happens if I return my instrument of proxy but don’t indicate how to vote?

A:	If you properly return your instrument of proxy, but do not include instructions on how to vote, your shares will be voted “FOR” approval of the share issuance proposal. Ivanhoe’s management does not currently intend to bring any proposals to the Ivanhoe special meeting (if such meeting is necessary) other than the share issuance proposal and does not expect any shareholder proposals. If other proposals requiring a vote of shareholders are brought before the Ivanhoe special meeting in a proper manner, the persons named in the enclosed instrument of proxy intend to vote the shares they represent in accordance with their best judgment.

Q:	What happens if I don’t return an instrument of proxy or otherwise don’t vote?

A:	Your failure to return your instrument of proxy or otherwise vote will mean that your shares will not be counted in determining whether or not the issuance of Ivanhoe Shares pursuant to the Merger Agreement is approved nor will your shares be counted toward determining whether a quorum is present at the Ivanhoe special meeting.

Q:	What does it mean if I receive more than one set of Ivanhoe proxy materials?

A:	This means that you own Ivanhoe Shares that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the instruments of proxy and follow the instructions for any alternative voting procedures you receive in order to vote all of the shares you own. Each instrument of proxy you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each instrument of proxy in the return envelope that accompanies that instrument of proxy.

Q:	Can I change my vote after I have voted?

A:	Yes. You can change your vote at any time before your shares are voted at the Ivanhoe special meeting. If you are a registered Ivanhoe shareholder, you can do this in either of the following ways:

•	by voting in person at the Ivanhoe special meeting; or

•	by a written instrument stating that the proxy is revoked, signed and delivered as described under “The Ivanhoe Special Meeting — Voting; Proxies; Revocation” on page 39.

If your shares are held in “street name,” you must contact your broker or other intermediary and follow the instructions provided to you in order to revoke your proxy.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A:	No. Your broker will not be able to vote your Ivanhoe Shares unless you have properly in-

structed your broker on how to vote. If you do not provide your broker with voting instructions, your shares may be considered present at the Ivanhoe special meeting for purposes of determining a quorum, but will not be included in the computation of any vote.

Q:	Am I entitled to dissenters’ rights?

A:	No. Holders of Ivanhoe Shares do not have dissenters’ rights in connection with the actions to be taken at the Ivanhoe special meeting.

Q:	What are the U.S. and Canadian federal income tax consequences of the transaction to a current holder of Ivanhoe Shares?

A:	There are none since the ownership of your shares in Ivanhoe will not be altered by the transaction. For a more detailed description of the U.S. and Canadian federal income tax consequences of the transaction, see “The Merger and Related Transactions — Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of Ivanhoe Shares” beginning on page 60 and “The Merger and Related Transactions — Material Canadian Federal Income Tax Consequences” beginning on page 66.

Q:	Who can help answer my questions about the transaction and the Ivanhoe special meeting?

A:	You may call Cindy Burnett, Ivanhoe’s Investor Relations representative, at (604) 331-9830.

Ensyn Stockholder Questions and Answers

Q:	What am I being asked to vote on?

A:	Holders of Ensyn Shares are being asked to adopt the Merger Agreement and approve the Merger.

Q:	Where and when is the Ensyn Meeting?

A:	The Ensyn Meeting will take place at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York, on April 14, 2005, at 9:00 a.m., Eastern Time.

Q:	What vote of holders of Ensyn Shares is required to adopt the Merger Agreement and approve the Merger?

A:	The affirmative vote of the holders of at least a majority of the outstanding Ensyn Shares entitled to vote at the Ensyn Meeting is required to adopt the Merger Agreement and approve the Merger.

Q:	What constitutes a quorum at the Ensyn Meeting?

A:	A majority of the outstanding Ensyn Shares entitled to vote at the Ensyn Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business.

Q:	Who can vote?

A:	Only stockholders who hold Ensyn Shares at the close of business on the record date, which is March 14, 2005, will be entitled to vote at the Ensyn Meeting.

Q:	How does the Ensyn board of directors recommend that I vote?

A:	The Ensyn board of directors unanimously recommends that holders of Ensyn Shares vote “FOR” adoption of the Merger Agreement and approval of the Merger. For a more complete description of the recommendation of the Ensyn board of directors, see page 42.

Q:	How do I cast my vote?

A:	Carefully read and consider the information contained or incorporated by reference in this joint management information circular/proxy statement, including its exhibits. You may vote in any of the following ways:

•	in person at the Ensyn Meeting — complete and sign the enclosed proxy card and bring that proxy card and evidence of your ownership of Ensyn Shares with you to the special meeting (the evidence of your stock ownership will serve as your authorization to vote in person); or

•	by mail — complete, sign and date the enclosed proxy card and return it in the enclosed postage paid return envelope as soon as possible to Ensyn, Attention: Corporate Secretary, 20 Park Plaza, Boston, Massachusetts 02116.

Q:	What happens if I return my proxy card but don’t indicate how to vote?

A:	If you properly return your proxy card, but do not include instructions on how to vote, your shares will be voted “FOR” adoption of the Merger Agreement and approval of the Merger. Ensyn’s management does not currently intend to bring any other proposals to the Ensyn Meeting and does not expect any stockholder proposals. If other proposals requiring a vote of stockholders are brought before the Ensyn

Meeting in a proper manner, the persons named in the enclosed proxy card intend to vote the shares they represent in their discretion in accordance with their best judgment.

Q:	What happens if I abstain from voting on the proposal?

A:	If you return your proxy with instructions to abstain from voting on the proposal, your shares will be counted for purposes of determining whether a quorum is present at the Ensyn Meeting. However, an abstention will have the legal effect of a vote “AGAINST” the proposal to adopt the Merger Agreement and approve the Merger.

Q:	What happens if I don’t return a proxy card or otherwise don’t vote?

A:	Your failure to return your proxy card or otherwise vote will mean that your shares will not be counted towards determining whether a quorum is present at the Ensyn Meeting, and will make it less likely that the required vote to adopt the Merger Agreement and approve the Merger will be obtained. Failure to return your proxy card or otherwise vote will have the legal effect of a vote “AGAINST” the proposal to adopt the Merger Agreement and approve the Merger.

Q:	May I still vote at the Ensyn Meeting if I am a Canadian resident and intend to enter into a Canadian Exchange Agreement?

A:	Yes. Even if you enter into a Canadian Exchange Agreement, your failure to return a proxy card or otherwise vote at the Ensyn Meeting will mean that your Ensyn Shares will not be counted towards determining whether a quorum is present at the Ensyn Meeting and will make it less likely that the required vote to adopt the Merger Agreement and approve the Merger will be obtained. If the required vote is not obtained, then your Ensyn Shares will not be acquired by Ivanhoe pursuant to the Canadian Exchange Agreement.

Q:	Can I change my vote after I have voted?

A:	Yes. You can change your vote at any time before your shares are voted at the Ensyn Meeting. You can do this in any of the following ways:

•	by delivering a written statement revoking it to Ensyn, Attention: Corporate Secretary, 20 Park Plaza, Boston, Massachusetts 02116 no later than April 13, 2005, at 12:00 p.m., Eastern Time;

•	by completing and submitting a new, later-dated proxy card by mail at the address specified above for delivery of proxies by mail no later than April 13, 2005, at 12:00 p.m., Eastern Time; or

•	by attending the Ensyn Meeting and voting in person.

Q:	Am I entitled to appraisal rights?

A:	Yes. Under the DGCL, holders of Ensyn Shares who do not vote in favor of adopting the Merger Agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the Merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the Merger Agreement and approval of the Merger and they comply with the DGCL procedures explained in this joint management information circular/proxy statement.

Q:	What are the expected U.S. and Canadian federal income tax consequences of the transaction to a current Ensyn stockholder?

A:	Generally speaking, an Ensyn stockholder will realize a gain to the extent that the sum of the fair market value of Ivanhoe Shares and cash received exceeds the stockholder’s basis in his, her or its Ensyn Shares. For U.S. federal income tax purposes, however, such gain will only be recognized (and thus subject to taxation as capital gain income) to the extent any cash is received. Ensyn stockholders who are not U.S. Persons generally will not be required to pay U.S. federal income tax on any gain they recognize. For Canadian federal income tax purposes, Canadian resident stockholders of Ensyn who participate in the Canadian Transaction may be able to defer all or a portion of the gain that they otherwise would have experienced on the disposition of the Ensyn Shares if they make an appropriate election. For a more detailed description of U.S. and Canadian federal income tax consequences of the transaction, see “The Merger and Related Transactions — Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of Ivanhoe Shares” and “The Merger and Related Transactions — Material Canadian Federal In-

come Tax Consequences,” on pages 60 and 66, respectively.

Q:	Should I send in my Ensyn stock certificates now?

A:	No. You will receive written instructions from the Exchange Agent on how to exchange your Ensyn stock certificates for the Merger Consideration. Please do not send in your Ensyn stock certificates with your proxy.

Q:	Who can help answer my questions about the Merger and the Ensyn Meeting?

A:	You may contact Robert A. Pirraglia at (617) 266-7600.

CURRENCY AND EXCHANGE RATES
      Unless otherwise specified, all references to “U.S.$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. The closing, low, high and average noon buying rates in New York for cable transfers for the conversion of Canadian dollars into U.S. dollars for each of the five years ended December 31 as reported by the Federal Reserve Bank of New York were as follows:

	2004	2003	2002	2001	2000

Closing	0.83	0.77	0.63	0.63	0.67
Low	0.72	0.63	0.62	0.62	0.64
High	0.85	0.77	0.66	0.67	0.70
Average Noon	0.77	0.71	0.63	0.65	0.67
      The average noon rate of exchange reported by the Federal Reserve Bank of New York for conversion of U.S. dollars into Canadian dollars on March 14, 2005 was U.S.$0.83 (U.S.$1.00 = Cdn.$1.21). Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES
      Except as otherwise indicated, the financial statements of, and the summaries of financial information and the pro forma financial statements, after giving effect to the transactions contemplated in the Merger Agreement, are reported in U.S. dollars. Ivanhoe’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles and Ensyn’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles and reconciled to Canadian generally accepted accounting principles. A summary of certain differences between U.S. generally accepted accounting principles and Canadian generally accepted accounting principles and the effects of such differences on the historical financial statements of Ensyn (but not Ivanhoe) is included in Ensyn’s financial statements attached to this joint management information circular/proxy statement as Exhibit G.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This joint management information circular/proxy statement and the other documents incorporated by reference herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the future benefits to be derived from the Merger, the development of, and future production from, RTPtm Technology projects, cost savings and operational efficiencies and synergies resulting from the Merger, Ivanhoe’s ability to raise additional financing, business strategies, competitive positions, growth opportunities for existing products, plans and objectives of management, anticipated cash flow from production, litigation, markets for Ivanhoe Shares, conditions to completing the Merger and timetable for completion and other matters. Statements in this joint management information circular/proxy statement and the other documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the Exchange Act, Section 27A of the Securities Act and Canadian provincial securities laws. These forward-looking statements relating to Ivanhoe or Ensyn, wherever they occur in this joint management information circular/proxy statement or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective management of Ivanhoe and Ensyn and involve a number of risks and uncertainties that could cause actual results, performances or achievements to differ materially from those suggested by the forward-looking statements. These forward-looking statements should be considered in light of various important factors, including those set forth or implied in this joint management information circular/proxy statement and the documents incorporated by reference into this joint management information circular/proxy statement.
      Forward-looking statements generally can be identified by the use of forward-looking terminology such as “could,” “should,” “expect,” “will,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Although Ivanhoe and Ensyn believe that their respective expectations are based on reasonable assumptions, neither company can give any assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the commercial viability of the RTPtm Technology in the petroleum sector, the cost and technical advantages of the RTPtm Technology, the timing and extent of changes in prices for oil and gas, competition, environmental risks, drilling and operating risks, uncertainties about estimates of reserves and the potential success of heavy-to-light and gas-to-liquids development licenses and technologies, the prices of goods and services, the availability of drilling rigs and other support services, the ability to raise capital as and when required, legislative and government regulations, political and economic factors in countries in which the companies operate and the implementation of each company’s capital investment program. See “Risk Factors.”
INFORMATION FOR UNITED STATES STOCKHOLDERS
      The information in this joint management information circular/proxy statement relating to Ivanhoe has been prepared in accordance with the disclosure requirements of Canadian corporate and securities laws. The financial statements of Ivanhoe included herein have been prepared in accordance with Canadian generally accepted accounting principles, are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements of U.S. companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. Likewise, information concerning the properties and operations of Ivanhoe has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to disclosure standards applicable in the United States.
      NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE HAS PASSED ON THE ADEQUACY OR ACCURACY OF THIS JOINT MANAGEMENT INFORMATION CIRCULAR/ PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
ADDITIONAL INFORMATION
      This joint management information circular/proxy statement incorporates important business and financial information about Ivanhoe from other documents that are not included in or delivered with this joint management information circular/proxy statement. For a listing of the documents incorporated by reference into this joint management information circular/proxy statement, please see the section entitled “Where You Can Find More Information” on page 115.
      Ivanhoe will provide you with copies of this information relating to it, without charge, upon written or oral request to Beverly A. Bartlett, Corporate Secretary, Suite 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-8323. In order for you to receive timely delivery of the documents in advance of your special meeting, Ivanhoe should receive your request by no later than April 6, 2005.

SUMMARY
      The following is a summary of some of the information discussed in greater detail elsewhere in this joint management information circular/proxy statement. This summary may not contain all of the information about the transaction that is important to you. For a more complete description of the transaction, we encourage you to read carefully this entire document, including the attached exhibits. In addition, we encourage you to read the information incorporated by reference into this joint management information circular/proxy statement, which includes important business and financial information about Ivanhoe. You may obtain the information incorporated by reference into this joint management information circular/proxy statement without charge by following the instructions in the section entitled “Where You Can Find More Information.”
The Parties

Ivanhoe
      Ivanhoe is an international energy company engaged in the exploration for and production of oil and gas, enhanced oil recovery and natural gas projects and the application of heavy-to-light oil upgrading and gas-to-liquids technologies. Ivanhoe’s core operations are in the United States and China, although Ivanhoe pursues business development opportunities worldwide.
      Ivanhoe was incorporated pursuant to the laws of the Yukon Territory, Canada on February 21, 1995 and its shares are listed or quoted for trading on the TSX and NASDAQ Small Cap Market. See Exhibit E — “Information Relating to Ivanhoe” of this joint management information circular/proxy statement for more information about Ivanhoe.

Merger Sub
      Merger Sub is a wholly owned subsidiary of Ivanhoe formed solely in connection with the Merger and the other transactions contemplated in the Merger Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated in the Merger Agreement.

Ensyn
      Ensyn was incorporated under the laws of the State of Delaware on July 16, 1996. Ensyn produces fuel and chemical products from carbon-based feedstocks through the application of its proprietary core technology, rapid thermal processing, or RTPtm.. Ensyn is the parent of a group of companies, and its operations are conducted through two subsidiaries, EPIL and ERI. ERI carries out the Renewables Business. The Renewables Business, however, is not being acquired by Ivanhoe pursuant to the Merger.
      EPIL is in the process of commercializing the use of its RTPtm Technology for the upgrading of heavy oil and bitumen through the licensing and development of that technology to petroleum companies and refineries. An Ensyn pilot plant in Ontario, Canada has completed more than 90 test runs on heavy oil, and Ensyn is in the process of commissioning a commercial demonstration facility in Belridge, a major oil field near Bakersfield, California that will be capable of demonstrating a processing capacity of 500 to 1,000 barrels per day (referred to in this document as the “CDF”).
      The Renewables Business has been selling natural chemical and renewable energy products (known as “bio-products”) since 1989. These bio-products are manufactured using the RTPtm Technology, which transforms wood, agricultural residues and other biomass materials into liquid by the rapid addition of heat. The resultant liquid is then refined into chemical and fuel products. Prior to the Merger taking effect, the Renewables Business will be spun-off to Ensyn stockholders. The spin-off of the Renewables Business will be effected through the contribution by Ensyn of all of the common stock of ERI held by Ensyn to ERI Holdings, followed by a distribution of ERI Holdings stock to Ensyn stockholders. See “The Merger and Related Transactions — Spin-off of Ensyn’s Renewables Business” on page 45 for more information about the spin-off of the Renewables Business.

Merger Consideration
      On December 11, 2004, Ivanhoe, Merger Sub and Ensyn entered into the Merger Agreement pursuant to which, among other things, Merger Sub will be merged with and into Ensyn and Ensyn will become a wholly owned subsidiary of Ivanhoe. The terms of the Merger Agreement provide that Ivanhoe will pay U.S.$10 million in cash (although Ensyn stockholders will not receive this full amount of cash as U.S.$1 million will be deposited into the Securityholders’ Representative Fund and Ensyn’s Advisor Expenses will be deducted) and issue Ivanhoe Shares valued at U.S.$75 million based on a weighted, 10-day average of Ivanhoe’s closing share price on the NASDAQ Small Cap Market determined prior to the Closing (subject to a minimum issuance of 30 million Ivanhoe Shares), in exchange for all of the issued and outstanding Ensyn Shares and the settlement of Ensyn Warrants that remain outstanding and unexercised immediately after the Effective Time. In addition, holders of Ensyn Shares will be entitled to receive such holder’s Pro Rata Portion of the residual proceeds of the Warrant Escrow Fund. See the section entitled “Other Transaction Agreements — Warrant Escrow Agreement” on page 93.
      The value of the portion of the Merger Consideration to be received by Ensyn stockholders that consists of Ivanhoe Shares will fluctuate based on the market price of the Ivanhoe Shares. The number of Ivanhoe Shares to be issued in the Merger with respect to each outstanding Ensyn Share will be determined based on (i) the Closing Price (calculated as described above) and (ii) the number of Ensyn Shares outstanding immediately prior to the Closing on a fully diluted basis, which is referred to in this document as the Fully Diluted Share Number.
      Set forth below is a chart showing hypothetical ranges of Closing Prices and Fully Diluted Share Numbers and the corresponding number of Ivanhoe Shares that an Ensyn stockholder would receive for each Ensyn Share in the Merger.

	Fully Diluted Share Number

	1,816,767	(1)	1,960,797	2,104,827	2,248,856	(2)
Closing Price
U.S.$1.50	27.52		25.50	23.75	22.23
U.S.$1.75	23.59		21.86	20.36	19.06
U.S.$2.00	20.64		19.12	17.82	16.68
U.S.$2.25	18.35		17.00	15.84	14.82
U.S.$2.50	16.51		15.30	14.25	13.34
U.S.$2.75	16.51		15.30	14.25	13.34
U.S.$3.00	16.51		15.30	14.25	13.34

(1)	Represents the total number of Ensyn Shares issued and outstanding as of February 14, 2005.

(2)	Represents the total number of Ensyn Shares issued and outstanding as of the date hereof, plus the total number of Ensyn Shares underlying Ensyn Options and Ensyn Warrants outstanding as of the date hereof, plus the total number of Ensyn Shares underlying the new Ensyn Options that are expected to be granted to the holders of the EPIL Options.
      The examples above are illustrative only. The number of Ivanhoe Shares to be received by Ensyn stockholders in the Merger will be based on the actual Closing Price and Fully Diluted Share Number determined as described herein.
      The cash portion of the Merger Consideration to be payable with respect to each outstanding Ensyn Share will be determined by (a) deducting from the U.S.$10 million payable by Ivanhoe the sum of (i) Ensyn’s Advisor Expenses and (ii) the U.S.$1 million that will be deposited into the Securityholders’ Representative Fund and (b) dividing the result by the Fully Diluted Share Number.

Implementation of the Merger Agreement Transactions
      The following events will occur in the following order if the transactions contemplated in the Merger Agreement are carried out:

(i) Ensyn will contribute all of the common stock of ERI held by Ensyn to ERI Holdings, and all of the common stock of ERI Holdings will be distributed to Ensyn stockholders pursuant to the Spin-off Transaction;

(ii) some or all of the Canadian holders of Ensyn Shares will agree to exchange their Ensyn Shares for the Merger Consideration pursuant to the Canadian Transaction. The Canadian Transaction is designed to permit Ensyn’s Canadian-resident stockholders to achieve taxation parity with its U.S. stockholders by enabling such Canadian holders to receive, on a tax deferred basis, the Merger Shares;

(iii) Ivanhoe will acquire all of the remaining outstanding Ensyn Shares not already owned by it by exchanging, pursuant to the Merger, the Merger Consideration for each such share; and

(iv) each of the Ensyn Warrants outstanding at the Effective Time will be converted into the right to receive the Merger Consideration that the holder of such Ensyn Warrant would have been entitled to receive had the holder (a) exercised his, her or its Ensyn Warrant prior to the Effective Time and (b) exchanged the Ensyn Shares received upon exercise of such warrants for the Merger Consideration pursuant to the Merger or the Canadian Transaction, as applicable. The Merger Consideration payable to holders of Ensyn Warrants upon exercise of such warrants will be held in the Warrant Escrow Fund, together with (i) any dividends or other distributions paid with respect to the Ivanhoe Shares held therein and (ii) the exercise prices paid by the holders of Ensyn Warrants upon exercise of such warrants.
      Ivanhoe shareholders will continue to own their existing Ivanhoe Shares, which will remain outstanding following the Merger.
Spin-off of Ensyn’s Renewables Business
      The Renewables Business was separated from Ensyn’s other businesses through a series of transactions over the past couple of years in which the assets and liabilities relating to the Renewables Business were transferred to ERI and certain of ERI’s subsidiaries. Prior to the Merger, Ensyn will contribute all of the common stock of ERI held by Ensyn to ERI Holdings, and all of the outstanding common stock of ERI Holdings will be distributed to the Ensyn stockholders on a pro rata basis. Only Ensyn stockholders as of the Spin-off Transaction record date, which record date will be determined by the Ensyn board of directors prior to the Closing Date, will have the right to receive shares of ERI Holdings common stock in the Spin-off Transaction. Ensyn stockholders and holders of Ensyn Options and EPIL Options will receive a separate information statement regarding the Spin-off Transaction, ERI Holdings and ERI prior to the occurrence of the Spin-off Transaction.
Canadian Transaction
      Immediately prior to the Merger but subsequent to the Spin-off Transaction, those Canadian-resident holders of Ensyn Shares who elected to participate in the Canadian Transaction will exchange each of their Ensyn Shares for the Merger Consideration they would have received in respect of such Ensyn Shares pursuant to the Merger had such holders not sold their Ensyn Shares to Ivanhoe immediately prior to the Merger. The Canadian Transaction will be null and void in the event that the Merger does not occur promptly thereafter.
Merger
      At the Effective Time of the Merger, Merger Sub will be merged with and into Ensyn, and Ensyn will become a wholly owned subsidiary of Ivanhoe.
Indemnity Escrow Agreement
      A portion of the total number of Ivanhoe Shares to be issued to Ensyn stockholders participating in the Merger and the Canadian Transaction (referred to in this document as the Indemnity Escrowed Shares), together with any non-cash dividends or other non-cash distributions paid with respect to such shares, will be deposited and held in the Indemnity Escrow Fund to (a) compensate Ivanhoe and its representatives and Affiliates (and each of their successors and permitted assigns) for any damages arising from breaches by Ensyn of warranties and covenants under, and other circumstances more particularly described in, the Merger Agreement and (b) secure Ensyn’s obligations to meet certain development milestones, as set forth in the Merger Agreement. The Indemnity Escrowed Warrant Shares may also be used to pay the fees of the Securityholders’ Representative, as more fully described under the section entitled “Other Transaction Agreements — Indemnity Escrow Agreement” on page 92. Subject to any prior claims by Ivanhoe for indemnification, one-half of the Ivanhoe Shares in the Indemnity Escrow Fund will be released to the Indemnity Fund Securityholders no later than 20 days from (i) the date that Ensyn, EPIL, Ivanhoe or any of their Affiliates enters into a definitive agreement with an unaffiliated third party (defined to include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTPtm Plant or (ii) the second anniversary of the Closing Date, whichever is earlier. The Indemnity Escrow Fund will terminate, and the balance of the Ivanhoe Shares in the Indemnity Escrow Fund will be released, subject to any prior claims by Ivanhoe for indemnification, on the earliest of (i) the second anniversary of the date that Ivanhoe, Ensyn, EPIL or any of their Affiliates (determined following the Closing) enters into a definitive agreement with an unaffiliated third party (as defined above) for the construction or use of an RTPtm Plant, (ii) the second anniversary of the date that Ivanhoe or any of its Affiliates commences construction of an RTPtm Plant, (iii) the date that Ivanhoe, Ensyn, EPIL or any of their Affiliates (determined following the Closing) enters into a definitive agreement with an unaffiliated third party (as defined above) for the construction or use of a second RTPtm Plant (but in no event prior to the first anniversary of the Closing Date), (iv) the date that Ivanhoe or any of its Affiliates commences construction of a second RTPtm Plant (but in no event prior to the first anniversary of the Closing Date), and (v) the third anniversary of the Closing Date.
Warrant Escrow Agreement
      The Warrant Escrow Agreement provides that the Escrowed Warrant Consideration will be deposited into the Warrant Escrow Fund, together with any dividends or other distributions paid with respect to the Ivanhoe Shares held therein, for the benefit of the holders of Ensyn Warrants who exercise their Ensyn Warrants after the Effective Time. In addition, the cash exercise prices paid by the holders of the Ensyn Warrants upon exercise of their Ensyn Warrants will be deposited into the Warrant Escrow Fund, with such cash to be distributed to the Securityholders periodically as described under the section entitled “Other Transaction Agreements — Warrant Escrow Agreement” on page 93.
      A portion of the Warrant Escrow Fund that consists of Indemnity Escrowed Warrant Shares will be available to (a) compensate Ivanhoe and its representatives and Affiliates (and each of their successors and permitted assigns) for damages claims arising from breaches of warranties and covenants under, and other circumstances more particularly described in, the Merger Agreement and (b) secure Ensyn’s obligations to meet certain business development milestones, as set forth in the Warrant Escrow Agreement. The Indemnity Escrowed Warrant Shares may also be used to pay the fees of the Securityholders’ Representative, as more fully described under the section entitled “Other Transaction Agreements — Indemnity Escrow Agreement” on page 92.
      As further provided in the Warrant Escrow Agreement, if at any time the Escrowed Warrant Consideration exceeds the value of the Merger Consideration payable to the holders of any unexercised Ensyn Warrants by U.S.$50,000 or more, such excess will be distributed periodically to Securityholders who received Merger Consideration in the Merger, the Canadian Transaction or upon exercise of their Ensyn Warrants on a pro rata basis. In addition, if at each anniversary date of the Closing Date, the value of the Warrant Escrow Fund (not including the value of any Indemnity Escrowed Warrant Shares) exceeds the value of the Merger Consideration that is payable to the holders of any then outstanding Ensyn Warrants by U.S.$10,000 or more, such excess will be distributed to the Securityholders who received Merger Consideration in the Merger, the Canadian Transaction or upon exercise of their Ensyn Warrants on a pro rata basis.
      The Warrant Escrow Fund will terminate upon the earlier of the date on which all of the Ensyn Warrants have been exercised, expired or terminated or on which Ivanhoe undergoes a “change of control” (as defined in the Merger Agreement). On termination, all Ivanhoe Shares (excluding the Indemnity Escrowed Warrant Shares, unless the Indemnity Escrow Fund has been terminated), together with any dividends or other distributions paid with respect to such shares, and cash remaining in the Warrant Escrow Fund will be distributed to the Securityholders who received Merger Consideration in the Merger, the Canadian Transaction or upon exercise of their Ensyn Warrants.
California Fairness Hearing and Permit
      Ivanhoe and Ensyn applied to the California Commissioner of Corporations for the Fairness Hearing and, on February 25, 2005, were granted the Permit approving the fairness of the Merger to Ensyn stockholders.
Ivanhoe Board
      Upon the consummation of the Merger, two individuals designated by Ensyn will be appointed to Ivanhoe’s board of directors. Ivanhoe has agreed to use its reasonable best efforts to nominate Ensyn’s designees for re-election to Ivanhoe’s board of directors annually for at least five years.
Opinions of Financial Advisors

Ivanhoe
      Dundee Securities, Ivanhoe’s financial advisor in connection with the Merger, provided Ivanhoe’s board of directors with the Dundee Fairness Opinion stating that, based upon and subject to the assumptions, limitations and qualifications set forth therein, as of such date, the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement was fair from a financial point of view to Ivanhoe. A copy of the Dundee Fairness Opinion is attached as Exhibit B to this joint management information circular/proxy statement.
      Ivanhoe encourages its shareholders to carefully read the Dundee Fairness Opinion in its entirety to understand the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Dundee Securities in providing its opinion. The Dundee Fairness Opinion was delivered to Ivanhoe’s board of directors for its information and addresses only the fairness to Ivanhoe, from a financial point of view, of the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated by the Merger Agreement and is not and should not be construed as a valuation of Ivanhoe, Ensyn or any of their respective assets or securities or a recommendation to any Ivanhoe shareholder as to whether to vote in favor of the issuance of Ivanhoe Shares in connection with the Merger. Pursuant to the terms of Dundee Securities’ engagement, Ivanhoe has agreed to pay Dundee Securities an aggregate fee of Cdn.$250,000 for its services, to reimburse Dundee Securities for its reasonable out-of-pocket expenses and to indemnify Dundee Securities in certain circumstances.

Ensyn
      Simmons, Ensyn’s financial advisor in connection with the transactions contemplated in the Merger Agreement, provided Ensyn’s board of directors with a written opinion stating that the Merger Consideration to be received by holders of Ensyn Shares pursuant to the transactions contemplated in the Merger Agreement was fair, from a financial point of view, to such holders. A copy of the Simmons Fairness Opinion is attached as Exhibit C to this joint management information circular/proxy statement.
      Ensyn encourages its stockholders to carefully read the Simmons Fairness Opinion in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Simmons in providing its opinion. The Simmons Fairness Opinion was delivered to Ensyn’s board of directors for its information and does not constitute a recommendation to any stockholder with respect to any matter relating to the Merger Agreement. Pursuant to the terms of Simmons’ engagement, Ensyn has agreed to pay Simmons an aggregate fee of U.S.$400,000, of which U.S.$300,000 is contingent upon the consummation of the transactions contemplated in the Merger Agreement. Ensyn has also agreed to reimburse Simmons for its reasonable out-of-pocket expenses.

Recommendations of the Boards of Directors

Ivanhoe
      Based upon the Dundee Fairness Opinion and all other relevant considerations, the board of directors of Ivanhoe believes that the transactions contemplated in the Merger Agreement are in the best interests of Ivanhoe and its shareholders and unanimously recommends that shareholders vote “FOR” approval of the issuance of the Ivanhoe Shares pursuant to the terms of the Merger Agreement. See “The Ivanhoe Special Meeting — Recommendation of the Ivanhoe Board of Directors” on page 38.

Ensyn
      Based upon the Simmons Fairness Opinion and all other relevant considerations, the board of directors of Ensyn believes that the Merger Agreement and the transactions contemplated therein are advisable and in the best interests of Ensyn and its stockholders, and unanimously recommends that holders of Ensyn Shares vote “FOR” adoption of the Merger Agreement and approval of the Merger. See “The Ensyn Special Meeting — Recommendation of the Ensyn Board of Directors” on page 42.
Interests of Certain Persons in the Merger
      When considering the recommendation of Ensyn’s board of directors that Ensyn stockholders vote in favor of the adoption of the Merger Agreement and approval of the Merger, Ensyn stockholders should be aware that some directors and executive officers of Ensyn may have interests in the Merger Agreement transactions that may be different from, or in addition to, the interests of Ensyn stockholders. See “The Merger and Related Transactions — Interests of Certain Persons in the Merger” on page 73.
      The Ensyn board of directors knew about these additional interests and considered them, among other matters, when it recommended the adoption of the Merger Agreement and the approval of the Merger. See “The Ensyn Special Meeting — Recommendation of the Ensyn Board of Directors” on page 42.
Shareholders and Stockholders Entitled to Vote; Vote Required

Ivanhoe Shareholders
      If the Additional Shares Issuance Condition is met, approval of the issuance of Ivanhoe Shares pursuant to the Merger Agreement requires the affirmative vote of the holders of a majority of the Ivanhoe Shares present or represented by proxy and voting at the Ivanhoe special meeting. Mr. Robert M. Friedland, who as of the date of the Merger Agreement was the direct or indirect record and beneficial owner of 46,611,725 Ivanhoe Shares, representing 27.47% of the outstanding Ivanhoe Shares on such date, has agreed to vote all of his Ivanhoe Shares in favor of approving the issuance by Ivanhoe of additional Ivanhoe Shares so long as the aggregate Merger Shares do not consist of more than 42,300,000 Ivanhoe Shares. See the section entitled “Other Transaction Agreements — Voting Agreement” on page 91.
      If the Ivanhoe special meeting is held, you can vote at the meeting if you owned Ivanhoe Shares at the close of business on March 14, 2005, the record date for the Ivanhoe special meeting. On that date, there were 169,892,413 Ivanhoe Shares outstanding and entitled to vote. Voting at the Ivanhoe special meeting will be conducted by way of a show of hands unless a poll is required pursuant to Ivanhoe’s by-laws or applicable law. On a show of hands, you are entitled to cast one vote, and on a poll you are entitled to cast one vote for each Ivanhoe Share that you owned on the record date.
      An adjournment of the Ivanhoe special meeting may be required in the absence of a quorum and, pursuant to the Merger Agreement, Ivanhoe has agreed to adjourn, postpone or cancel the Ivanhoe special meeting under certain circumstances. If, on or before April 7, 2005 (which is expected to be the Condition Determination Date), certain conditions set out in the Merger Agreement have not been satisfied or waived, Ivanhoe has agreed to postpone or adjourn the Ivanhoe special meeting to a date mutually agreed by Ivanhoe and Ensyn, based on the earliest date by which the relevant conditions precedent would reasonably be expected to be satisfied. If the Additional Shares Issuance Condition is not met when the number of Ivanhoe Shares to be issued pursuant to the Merger Agreement is determined, Ivanhoe has agreed to cancel the Ivanhoe special meeting (and thereby cancel the vote on the share issuance). The Additional Shares Issuance Condition would only be met if the total number of Ivanhoe Shares to be issued pursuant to the Merger Agreement (together with any Ivanhoe Shares to be issued pursuant to any financing by Ivanhoe in connection with the transactions contemplated in the Merger Agreement) is equal to or exceeds 42,416,228 Ivanhoe Shares.

Ensyn Stockholders
      Adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding Ensyn Shares entitled to vote at the Ensyn Meeting. You can vote at the Ensyn Meeting if you owned Ensyn Shares at the close of business on March 14, 2005, the record date for the Ensyn Meeting. On that date, there were 1,826,867 Ensyn Shares outstanding and entitled to vote. You can cast one vote for each Ensyn Share that you owned on the record date. If you hold Ensyn Shares and do not vote at the Ensyn Meeting, you are effectively voting against the adoption of the Merger Agreement and the approval of the Merger.
Source and Amount of Funds
      The U.S.$10 million cash portion of the Merger Consideration is in addition to Ivanhoe’s 2005 capital investment budget of U.S.$79 million for exploration and development activities in the U.S. and China and other project acquisition and development opportunities elsewhere in the world. Ivanhoe plans to fund the cash portion of the Merger Consideration from its existing financial resources and other funding sources that it expects to have available at Closing. In order to fund all of its expenditure commitments and capital investment plans for 2005, Ivanhoe will need to raise significant funds over and above its existing financial resources. Historically, Ivanhoe has relied, and continues to rely, on external sources of financing to meet its capital requirements to continue acquiring, exploring and developing oil and gas properties and to otherwise implement its corporate development and investment strategies. Ivanhoe has, in the past, relied upon equity capital as its principal source of funding. Ivanhoe plans to obtain the future funding it will need through the debt and equity markets, but it cannot assure its shareholders or Ensyn’s stockholders that it will be able to obtain the additional funding it requires in order to fund all of its expenditure commitments and capital investment plans for 2005 or that such funding will be available on commercially acceptable terms. Failure to obtain additional funding will require Ivanhoe to prioritize expenditures, which may result in delaying and potentially losing some valuable business opportunities.
Share Ownership of Directors and Executive Officers of Ivanhoe and Ensyn
      At the close of business on the record date for the Ivanhoe special meeting, directors and executive officers of Ivanhoe and their affiliates beneficially owned and were entitled to vote approximately 48,697,992 Ivanhoe Shares, collectively representing approximately 28.66% of the Ivanhoe Shares outstanding on that date.
      At the close of business on March 14, 2005, directors and executive officers of Ensyn and its affiliates beneficially owned and were entitled to vote approximately 841,340 Ensyn Shares, collectively representing approximately 46.05% of the Ensyn Shares outstanding on that date.
Listing of Ivanhoe Shares
      TSX conditionally approved the listing of a minimum of 30 million Ivanhoe Shares to be issued pursuant to the transactions contemplated in the Merger Agreement. Ivanhoe has agreed to notify the TSX if the number of Ivanhoe Shares to be issued exceeds 30 million. Ivanhoe has applied to have these shares authorized for quotation on the NASDAQ Small Cap Market.
Dissenters’ and Appraisal Rights

Ivanhoe
      Under the YBCA, Ivanhoe shareholders will not have dissenters’ rights in connection with the issuance of Ivanhoe Shares pursuant to the Merger Agreement.

Ensyn
      Ensyn stockholders who do not wish to accept the consideration payable pursuant to the Merger may seek, under Section 262 of the DGCL, appraisal of the fair value of their shares by the Delaware Court of Chancery. This value could be more, less than or the same as the Merger Consideration for the Ensyn Shares. This right to appraisal is subject to a number of restrictions and statutory requirements, as more fully described in the section entitled “Dissenters’ and Appraisal Rights” on page 113.
      Merely voting against the adoption of the Merger Agreement and the approval of the Merger will not preserve an Ensyn stockholder’s appraisal rights under the DGCL. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the Merger Agreement and approve the Merger, the submission of a proxy not marked “against” or “abstain” will result in the waiver of an Ensyn stockholder’s appraisal rights.
      Exhibit D to this joint management information circular/proxy statement contains the full text of Section 262 of the DGCL, which relates to the right of appraisal. We encourage you to read these provisions carefully and in their entirety.
Conditions to Completion
      Completion of the transactions contemplated in the Merger Agreement, including the Merger and the Canadian Transaction, depends on a number of conditions being met prior to Closing, including, but not limited to, the following:

•	occurrence of the Spin-off Transaction;

•	approval of the Merger Agreement by the holders of a majority of the issued and outstanding Ensyn Shares;

•	receipt of approval by Ivanhoe shareholders if the number of Ivanhoe Shares to be issued, together with any other Ivanhoe Shares issued or issuable pursuant to any private placement equity financing transactions undertaken by Ivanhoe in connection with the transactions contemplated in the Merger Agreement, exceeds 25% of the number of Ivanhoe Shares outstanding prior to Ivanhoe entering into the Merger Agreement;

•	listing of the Ivanhoe Shares to be issued in connection with the Merger Agreement on the TSX and authorization for quotation of such shares on the NASDAQ Small Cap Market (subject to any customary notifications required to be given upon Closing);

•	receipt of an opinion from Ensyn’s U.S. legal counsel that the Merger will qualify as a reorganization under Section 368(a) of the United States Internal Revenue Code of 1986 and from Ensyn’s Canadian counsel that the Canadian Transaction will qualify for Section 85(1) treatment under the Canadian Tax Act;

•	absence of material breaches of any of the representations and warranties contained in the Merger Agreement, and in certain cases any breaches, subject to certain exceptions where the representations and warranties may change as a result of the consummation of certain transactions contemplated in the Merger Agreement;

•	material performance of each party’s obligations under the Merger Agreement;

•	absence of any specified events that would have a material adverse effect on Ivanhoe or Ensyn;

•	absence of holders of more than 8% of the issued and outstanding Ensyn Shares exercising dissenters’ and appraisal rights; and

•	absence of any law and of certain types of governmental orders or proceedings prohibiting the transactions contemplated in the Merger Agreement.

      In addition, Ivanhoe’s obligation to effect the transactions contemplated in the Merger Agreement is subject to the CDF having satisfied certain technical performance requirements and criteria provided for in the Merger Agreement. The CDF test results have been verified by Muse, Stancil & Co. of Dallas, Texas, an independent consulting firm specializing in the oil and gas sector. Muse, Stancil & Co. has advised Ivanhoe that the data obtained from the CDF process performance tests witnessed by Muse, Stancil & Co. confirmed that the liquid product quality, volume yield, and by-product energy yields are consistent with the processing data on the same marker crude in Ensyn’s small-scale pilot equipment in Ottawa, Canada. On the basis of this advice, Ivanhoe has concluded that the CDF has satisfied the technical performance requirements and criteria provided for in the Merger Agreement and that the condition of Closing with respect to such performance has been fulfilled.
      Where legally permissible, a party may elect to waive a condition to its obligation to complete the transactions contemplated in the Merger Agreement even though that condition may not have been satisfied.
No Solicitation by Ensyn
      The Merger Agreement contains restrictions on the ability of Ensyn to solicit, initiate, knowingly encourage or engage in discussions or negotiations with a third party with respect to a proposal to acquire an interest in Ensyn. Notwithstanding these restrictions, the Merger Agreement provides that under specified circumstances, if Ensyn receives a Takeover Proposal from a third party that is superior to the terms of the Merger Agreement or that the Ensyn board of directors reasonably believes is likely to result in a Superior Proposal, Ensyn may furnish non-public information to that third party and engage in negotiations with it.
Termination of the Merger Agreement
      Ivanhoe and Ensyn, by action of their respective boards of directors, may mutually agree to terminate the Merger Agreement and abandon the transactions contemplated therein at any time prior to the Closing, whether before or after the vote of Ensyn stockholders or Ivanhoe shareholders. In addition, either company could decide, without the consent of the other, to terminate the Merger Agreement in a number of situations, including if:

•	the Merger is not completed by May 15, 2005 (which may be extended to July 14, 2005 under some circumstances);

•	any laws permanently prohibit consummation of the Merger;

•	any governmental entity issues a final and unappealable order or takes any other action permanently restraining, enjoining or otherwise prohibiting consummation of the Merger (unless the party materially failed to fulfill an obligation and that resulted in such order being issued or action being taken);

•	the required approval of Ensyn stockholders or, if required, Ivanhoe shareholders is not obtained at the applicable special meeting;

•	the Closing Price is below a certain threshold level (the threshold amount is U.S.$1.77 and U.S.$1.01 for Ivanhoe and Ensyn, respectively); or

•	the other party breaches its representations, warranties, covenants or agreements in the Merger Agreement, which results in an incurable failure of certain specified conditions to completion of the Merger Agreement being satisfied or cannot reasonably be cured by the other party within 30 calendar days after the party’s receipt of written notice of the breach.
Termination Fee and Expenses
      The Merger Agreement provides that Ensyn will be required to pay Ivanhoe a termination fee of U.S.$2.75 million in a number of circumstances, including termination by Ivanhoe following the Ensyn board of directors’ withdrawal or adverse modification of its recommendation of the Merger Agreement and the transactions contemplated therein, or in certain circumstances where Ensyn enters into an agreement in principle, arrangement, understanding or contractual relationship to be acquired by another company. In addition, the Merger Agreement provides that Ivanhoe will be required to pay Ensyn a termination fee of U.S.$2.75 million if either the Additional Shares Issuance Condition occurs and Ivanhoe decides not to hold a special meeting to approve the issuance of such shares or Ivanhoe holds a special meeting and its shareholders do not approve such share issuance. The Merger Agreement also provides that Ivanhoe will be obligated to reimburse up to U.S.$1 million of Ensyn’s expenses in a number of circumstances.
Treatment of Ensyn Options and EPIL Options
      At least 30 days prior to the Closing, Ensyn will take such actions as may be necessary, including, without limitation, amending any existing Ensyn or EPIL stock option plan and notifying all affected individuals, to cause each Ensyn Option or EPIL Option, as applicable, that may be issued under such plans and are outstanding as of such date to be immediately vested and exercisable. At the Effective Time, each Ensyn Option and each EPIL Option that is then outstanding will be cancelled. In order to permit holders of EPIL Options to realize the value of their existing options, but at the same time attempt to ensure that Ivanhoe, following the completion of the Merger, owns, directly and indirectly, all of the outstanding shares of EPIL, Ensyn intends to grant additional Ensyn Options to the holders of the EPIL Options. These additional Ensyn Options would not be exercisable unless the corresponding EPIL Options held by the recipient had been cancelled or otherwise forfeited.
Treatment of Ensyn Warrants
      Ensyn will use its reasonable commercial efforts to cause each Ensyn Warrant outstanding immediately prior to the Closing to be exercised or terminated prior to the Closing. If Ensyn Warrants remain outstanding at Closing, the Escrowed Warrant Consideration will be held in escrow and will be available for distribution pursuant to the terms of the Warrant Escrow Agreement. Ensyn has made offers to holders of the Ensyn Warrants to exchange their respective Ensyn Warrants for Ensyn Shares, and in one case offered a discount for a cash exercise prior to the Closing.
Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of Ivanhoe Shares

U.S. Holders
      We expect the Merger to be treated as a reorganization for U.S. federal income tax purposes, and that section 367(a)(1) of the Code will not apply to a holder’s surrender of Ensyn Shares pursuant to the Merger (except in the case of an Ensyn stockholder who (i) is or will be a “five percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and (ii) does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). Assuming that the Merger so qualifies, then, generally, an Ensyn stockholder that is a U.S. Holder:

(a) Will recognize no gain or loss upon the conversion of Ensyn Shares into Ivanhoe Shares, except that gain will be recognized to the extent of any cash received by such stockholder. Recognized gain will be taxed as either capital gain or as a dividend, depending on the particular circumstances of the Ensyn stockholder. For this purpose, Ivanhoe Shares placed in the Indemnity Escrow Fund will be treated as received by the Ensyn stockholders.

(b) Will recognize gain (or loss) to the extent any cash received in lieu of a fractional Ivanhoe Share exceeds (or is less than) the basis of such fractional share.
      No gain or loss will be recognized by Ivanhoe, Ensyn or Ivanhoe shareholders as a result of the Merger.
      A U.S. Holder who receives common stock of ERI Holdings in the Spin-off Transaction will be treated as having received a distribution of an amount equal to the fair market value of the shares received. This distribution will be treated as dividend income to U.S. Holders, to the extent paid out of current or accumulated earnings and profits. To the extent that the amount of the distribution exceeds current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the stock, and thereafter as a taxable capital gain.
      For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of Ivanhoe Shares in an amount equal to the difference between the amount realized for the Ivanhoe Shares and the U.S. Holder’s basis in the Ivanhoe Shares. This gain or loss will be a capital gain or loss to a

U.S. Holder that holds Ivanhoe Shares as a capital asset and generally will be treated as U.S. source gain or loss. Capital gains of an individual U.S. Holder derived prior to January 1, 2009 with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
      Generally, the gross amount of dividends paid to U.S. Holders of Ivanhoe Shares (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income to U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Generally, with respect to an individual U.S. Holder, such dividends received before January 1, 2009 will generally constitute qualified dividend income taxed as net capital gain. Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability.
      Tax matters are very complicated and the U.S. federal income tax consequences of the Merger, the Spin-off Transaction and ownership and disposition of Ivanhoe Shares will depend on the facts of your own situation. For a more complete description of certain U.S. federal income tax consequences of the transaction and ownership and disposition of Ivanhoe Shares that will be acquired by Ensyn stockholders upon completion of the Merger, see “Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of Ivanhoe Shares” below. We encourage you to consult your own tax advisor for a full understanding of the U.S. federal income tax consequences of the transaction and ownership and disposition of Ivanhoe Shares.

Non-U.S. Holders
      A non-U.S. Holder who receives common stock of ERI Holdings in the Spin-off Transaction will, for U.S. federal income tax purposes, be treated as having received a distribution in an amount equal to the fair market value of the shares received. To the extent that this distribution is paid out of current or accumulated earnings and profits of Ensyn, it will be treated as a dividend constituting U.S. source income, and generally will be subject to withholding under Sections 1441 and 1442 of the Code. It is not expected that Ensyn will have any current or accumulated earnings and profits, and therefore it is expected that no withholding will be required.
      To the extent that the fair market value of the common stock of ERI Holdings distributed exceeds Ensyn’s current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the Ensyn stockholder’s basis in the stock, and thereafter as gain from the sale or exchange of property. Subject to certain exceptions, a non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of a share of common stock. The exceptions to this general rule are discussed in more detail in “Certain U.S. Federal Income Tax Considerations for non-U.S. Holders of Ensyn Stock,” below, and we encourage you to consult your own tax advisor for a full understanding of the U.S. federal income tax consequences of these rules.
      Based on the assumptions set forth in the previous section, the exchange of Ensyn Shares for the Merger Consideration pursuant to the Merger should qualify as a tax-free reorganization for U.S. federal income tax purposes, except to the extent of the cash received. Accordingly, with respect to each non-U.S. Holder to which this section of the joint management information circular/proxy statement applies, no gain or loss should be recognized upon the conversion of Ensyn Shares into the Merger Consideration, except that gain will be recognized to the extent of any cash received by a shareholder. As noted above, subject to certain exceptions, non-U.S. Holders will not be subject to U.S. federal income tax on the recognition of such income.
      Additional tax consequences to non-U.S. Holders of dividends paid on an Ivanhoe Share, or of capital gains realized upon sale or exchange of an Ivanhoe Share will be determined under Canadian tax laws. For a discussion of the Canadian federal income tax consequences of the transaction, see “Material Canadian Federal Income Tax Consequences.”
      Tax matters are very complicated and the U.S. federal income tax consequences of the Merger, the Spin-off Transaction and ownership and disposition of Ivanhoe Shares will depend on the facts of your own situation. For a more complete description of certain U.S. federal income tax consequences to non-U.S. Holders of Ensyn stock, see “Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of Ivanhoe Shares” on page 60. We encourage you to consult your own tax advisor for a full understanding of the U.S. federal income tax consequences of the transaction and ownership and disposition of Ivanhoe Shares.
Material Canadian Federal Income Tax Consequences
      The transaction will have no Canadian federal income tax consequences to Ivanhoe shareholders.
      Canadian-resident holders of Ensyn Shares that enter into the Canadian Transaction and make a valid tax election may choose not to recognize gain or loss for Canadian federal income tax purposes in connection with the Merger.
      A Canadian resident holder of Ensyn Shares who receives common stock of ERI Holdings by means of the Spin-off Transaction will be treated as having received a dividend in kind. The ERI Holdings shares will have an adjusted cost base equal to the amount of the dividend included in the income of the Canadian resident stockholder. The adjusted cost base of the Ensyn Shares held by the Canadian resident stockholder will not change as a result of the Spin-off Transaction.
      A Canadian resident holder of Ensyn Shares generally will recognize a taxable capital gain (or loss) on a disposition of Ivanhoe Shares other than to Ivanhoe (whether on a redemption or otherwise).
      Dividends on Ivanhoe Shares received will be subject to the provisions of the Canadian Tax Act normally applicable to taxable dividends received from taxable Canadian corporations.
      Tax matters are very complicated and the Canadian federal income tax consequences of the Merger, the Spin-off Transaction, the Canadian Transaction and ownership and disposition of Ivanhoe Shares will depend on the facts of your own situation. For a more complete description of certain Canadian federal income tax consequences of the Merger, the Spin-off Transaction, the Canadian Transaction and ownership and disposition of Ivanhoe Shares, see “The Merger and Related Transactions — Material Canadian Federal Income Tax Consequences,” on page 66. We encourage you to consult your own tax advisor for a full understanding of the Canadian federal income tax consequences of the Merger, the Spin-off Transaction, the Canadian Transaction and ownership and disposition of Ivanhoe Shares.
Comparison of Rights of Ensyn Stockholders and Ivanhoe Shareholders
      The conversion of Ensyn Shares into the right to receive Ivanhoe Shares will result in a difference between the rights of Ensyn stockholders, which are governed by the DGCL and Ensyn’s certificate of incorporation and by-laws, and their rights as Ivanhoe shareholders, which will be governed by the YBCA and Ivanhoe’s articles of incorporation and by-laws. See “Comparison of Rights of Ensyn Stockholders and Ivanhoe Shareholders” on page 103 for a description of these differences.

Summary Selected Historical Financial Data of Ivanhoe
      The tables below present selected historical consolidated financial data of Ivanhoe prepared in accordance with Canadian generally accepted accounting principles. You should read the information set forth below in conjunction with the audited consolidated financial statements (including the notes thereto) and management’s discussion and analysis of the financial condition and results of operations in Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which are incorporated by reference into this joint management information circular/proxy statement. Please refer to the section of this joint management information circular/proxy statement entitled “Where You Can Find More Information” on page 115.
      The selected historical consolidated statements of operations data for the fiscal years ended December 31, 2004, 2003 and 2002 and the selected historical consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from the audited consolidated financial statements of Ivanhoe and the related notes thereto that are incorporated by reference into this joint management information circular/proxy statement.

	December 31,

	2004	2003	2002

	(Stated in thousands of U.S. dollars,
	except per share amounts)
Financial Position
Total assets	118,486	106,574	107,088
Long-term debt	2,639	833	Nil
Shareholders’ equity	103,586	100,537	100,548
Common shares outstanding (in thousands)	169,665	161,359	144,466
Capital investments	46,454	15,391	18,828
Results of Operations
Revenues	17,997	9,659	8,437
Net loss	20,725	30,179	7,130
Net loss per share — basic and diluted	0.12	0.20	0.05

Summary Selected Historical Financial Data of Ensyn
      The tables below set forth selected historical consolidated financial data with respect to Ensyn for the periods and at the dates indicated, prepared in accordance with U.S. generally accepted accounting principles. The following selected historical consolidated financial data should be read in conjunction with Ensyn’s consolidated financial statements and the related notes, attached as Exhibit G to this joint management information circular/proxy statement. The selected historical consolidated statement of operations data for the years ended September 30, 2004 and 2003 and the selected historical consolidated balance sheet data as of September 30, 2004 and 2003 are derived from, and are qualified by reference to, Ensyn’s consolidated financial statements included elsewhere in this joint management information circular/proxy statement. The selected unaudited historical consolidated statement of operations data for the three months ended December 31, 2004 and 2003 and the selected unaudited historical consolidated balance sheet data as of December 31, 2004 are derived from, and are qualified by reference to, Ensyn’s unaudited consolidated financial statements included elsewhere in this joint management information circular/proxy statement.
Consolidated Statement of Operations Data

			(Unaudited)
	Year Ended		3 Months Ended
	September 30,		December 31,

	2004	2003	2004	2003

	(Stated in thousands of U.S. dollars)
Revenue	300	689	107	36
Operating expenses:
Development	900	649	323	155
General and administrative	841	301	785	84
Other operating expenses	15	35	5	4

Total operating expenses	1,756	985	1,113	243
Income (loss) from continuing operations	(1,456)	(296)	(1,006)	(207)
Other income and expense:
Foreign exchange	8	(11)	(1)	10
Interest and dividend income (expense)	(4)	8	(1)	—

Total other income and expense, net	4	(3)	(2)	10
Income tax recovery	15	—	—	—
Income (loss) from assets to be distributed, net of income taxes	258	(307)	(79)	83

Net income (loss)	(1,179)	(606)	(1,087)	(114)
Consolidated Balance Sheet Data

			(Unaudited)
	September 30,		December 31,

	2004	2003	2004

	(Stated in thousands of U.S. dollars)
Current assets	3,714	1,597	3,209
Total assets	14,930	9,702	15,169
Total liabilities	9,531	3,343	10,781
Stockholders’ equity	5,399	6,359	4,388

Summary Unaudited Condensed Pro Forma Consolidated Financial Data
      The tables below present selected financial data prepared from information derived from the unaudited condensed pro forma consolidated balance sheet as at December 31, 2004 and the unaudited condensed pro forma consolidated statement of loss for the year ended December 31, 2004, which have been prepared from information derived from the audited consolidated financial statements of Ivanhoe for the year ended December 31, 2004, the audited consolidated financial statements of Ensyn for the year ended September 30, 2004 and the unaudited financial statements of Ensyn for the three months ended December 31, 2004 and 2003.
      The unaudited condensed pro forma consolidated balance sheet and statement of loss are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the pro forma balance sheet and statement of loss, Ivanhoe allocated the purchase price using its best estimates of fair value of the underlying assets. These estimates are based on the most recently available information. To the extent there are significant changes to Ensyn’s business, including results from ongoing projects, the assumptions and estimates herein could change significantly. Accordingly, the purchase accounting adjustments reflected in the unaudited condensed pro forma consolidated balance sheet and statement of loss included herein are preliminary and subject to change. The pro forma financial information does not reflect any potential operating efficiencies. The unaudited condensed pro forma consolidated balance sheet and statement of loss should be read in conjunction with the historical consolidated financial statements of Ivanhoe and Ensyn, including the related notes and, in the case of Ivanhoe, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” covering these periods, included elsewhere in, or incorporated by reference into, this joint management information circular/proxy statement. See “Where You Can Find More Information” on page 115 for more information on Ivanhoe’s historical consolidated financial statements.
      The unaudited condensed pro forma consolidated balance sheet and statement of loss for Ivanhoe have been prepared in accordance with Canadian generally accepted accounting principles to illustrate the acquisition of Ensyn in a transaction to be accounted for as a purchase, with Ivanhoe treated as the acquiror and giving effect to the acquisition as if it occurred on December 31, 2004 for purposes of the condensed pro forma consolidated balance sheet and on January 1, 2004 for purposes of the condensed pro forma consolidated statement of loss. In addition, these unaudited condensed pro forma consolidated financial statements assume that immediately prior to the Merger the Spin-off Transaction will occur.
Summary of Selected Pro Forma Financial Data (Unaudited)

December 31, 2004

(Stated in thousands of
U.S. dollars, except
per share amounts)
Financial Position
Total assets	201,702
Long-term debt	2,639
Shareholders’ equity	178,106
Common shares outstanding (in thousands)	197,612
Results of Operations
Revenues	18,368
Loss from continuing operations	23,453
Net loss per share — basic and diluted	0.12

RISK FACTORS
      In addition to the other information included in this joint management information circular/proxy statement, including the matters addressed under the heading entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before, in the case of Ensyn stockholders, deciding whether to vote for adoption of the Merger Agreement and approval of the Merger, or, in the case of Ivanhoe shareholders, deciding whether to vote for the approval of the issuance of Ivanhoe Shares pursuant to the Merger Agreement.
Risks Related to the Merger

The number of Ivanhoe Shares to be issued in connection with the Merger Agreement will not be known until the Condition Determination Date.
      The largest portion of the Merger Consideration consists of the Ivanhoe Shares, the precise number of which will be determined on the Condition Determination Date, which is not expected to occur until April 7, 2005, and will be based on the weighted average of the closing prices of the Ivanhoe Shares on the NASDAQ Small Cap Market over a period of ten consecutive trading days prior to the Condition Determination Date. The market price of Ivanhoe Shares is highly volatile and will likely vary from the market price on the last trading day prior to the announcement of the Merger Agreement, the date of this joint management information circular/proxy statement and the date of the Condition Determination Date. These variations may be caused by a number of factors, including changes in the business, operations, technology or prospects of Ivanhoe, Ensyn or any of their respective competitors, the timing of the Merger, regulatory considerations and general market and economic conditions.

Because the market price of Ivanhoe Shares may fluctuate, the number of Merger Shares received by Ensyn’s securityholders in the Merger may be valued at less than U.S.$75 million as of the effective time of the Merger.
      The total number of Ivanhoe Shares issued to Ensyn stockholders in the Merger will be determined by dividing U.S.$75 million by the Closing Price on the Condition Determination Date even though the Merger, if it is approved, will not be completed until at least the fifth Business Day following the Condition Determination Date. If the market price of the Ivanhoe Shares is lower than the Closing Price at the effective time of the Merger, the aggregate market value of the Ivanhoe Shares received by Ensyn’s stockholders in the Merger will be less than U.S.$75 million. Therefore, assuming that the Merger Agreement is adopted and the Merger is approved and no event has occurred that would permit Ensyn to terminate the Merger Agreement after the Closing Price is determined, Ensyn stockholders will be accepting the risk that the market price of Ivanhoe Shares as of the effective time of the Merger may be less than the Closing Price and the risk that the aggregate market value of the Merger Shares may be less than U.S.$75 million.

Ensyn stockholders may not receive any or all of the Ivanhoe Shares that are required to be deposited into the Indemnity Escrow Fund or the Warrant Escrow Fund.
      Ensyn stockholders will indemnify Ivanhoe, Merger Sub and their respective affiliates and representatives against any and all liabilities arising out of or relating to, among other things, a breach of any representation, warranty or covenant made by Ensyn in the Merger Agreement; a breach of any representation, warranty or covenant made by Ensyn or ERI Holdings in the Distribution Agreement; and certain tax liabilities of Ensyn and ERI, including tax liabilities that may arise as a result of or in connection with the spin-off of the Renewables Business. To secure these indemnification obligations, up to 33.33% of the Merger Shares will be placed in escrow. There can be no assurance that all or any portion of those shares will eventually be released to Ensyn stockholders.

A significant number of Ivanhoe Shares could be deposited in the Warrant Escrow Fund and may not be released from such escrow fund.
      If all of the Ensyn Warrants are not exercised or terminated prior to the Effective Time, then the related Escrowed Warrant Consideration, representing a portion of the Merger Consideration, will be deposited in the Warrant Escrow Fund. This would reduce the overall liquidity of the Merger Consideration since the Participation Rights related to the Escrowed Warrant Consideration, unlike Ivanhoe Shares, are subject to greater transferability limitations.

If Ivanhoe is unable to retain key Ensyn or Ivanhoe personnel, Ivanhoe’s business may suffer after the Merger is completed.
      The success of the Merger will depend in part on Ivanhoe’s ability to retain highly qualified management and technical personnel currently employed by itself and by Ensyn. It is possible that highly qualified management or technical personnel of Ensyn or Ivanhoe, as the case may be, may decide not to remain with the combined company after the Merger is completed. Moreover, the vesting of all options outstanding under Ensyn’s stock option plans will be accelerated prior to completion of the Merger, which may reduce the financial incentive of Ensyn employees to remain with the combined company after the Merger has been completed. If key employees of Ensyn or Ivanhoe terminate their employment with the combined company after the Merger is completed, the combined company’s business relationships or research and development activities may be adversely affected, management’s attention may be diverted from successfully integrating Ensyn’s operations into the combined company to focusing on identifying suitable replacements, and the combined company’s business may suffer. In addition, Ivanhoe may be unable to locate suitable replacements for any key employees that leave the combined company or offer employment to potential replacements on acceptable terms.

Ivanhoe may be unable to successfully integrate the two companies after the Merger is completed.
      Achieving the anticipated benefits of the Merger will depend in part upon Ivanhoe’s ability to integrate the two companies’ businesses in an efficient and effective manner. The process of integrating the operations and technology of these two organizations is expected to take several months and there can be no assurance that Ivanhoe will be able to accomplish the integration smoothly or successfully. Ivanhoe’s failure to do so may result in a significant diversion of management’s time from ongoing business matters and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Ivanhoe Shares following the Merger.
      In accordance with U.S. and Canadian generally accepted accounting principles, the Merger and the purchase of Ensyn Shares pursuant to the Canadian Transaction will be accounted for using the purchase method of accounting, which may result in charges to earnings that could have an adverse impact on the market value of Ivanhoe Shares following completion of the Merger. Under the purchase method of accounting, the total estimated purchase price will be allocated to Ensyn’s net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the Merger. The excess of the purchase price over those fair values will be recorded as goodwill. To the extent the value of goodwill or identifiable intangible assets or other long-lived assets become impaired, the combined company may be required to incur material charges relating to the impairment. These potential impairment charges could have a material impact on the combined company’s results of operations.

Upon completion of the Merger, holders of Ensyn Shares will become holders of Ivanhoe Shares, and the market price for Ivanhoe Shares may be affected by various factors currently unrelated to Ensyn or Ivanhoe.
      Upon completion of the Merger, holders of Ensyn Shares will become holders of Ivanhoe Shares. Ivanhoe’s business differs from that of Ensyn, and accordingly the combined company will face risks that are different from those faced by Ensyn and the results of operations of the combined company will be affected by some factors different from those currently affecting the results of operations of Ensyn. Certain Ensyn stockholders may choose to not own or may be restricted from owning shares in a non-U.S. company and, as a result, related sales may occur following the completion of the Merger, which may adversely affect the market price or demand for Ivanhoe Shares. Further, the business of Ivanhoe and the Petroleum Business differ in some respects and, accordingly, the results of operations of the combined businesses and the market price of Ivanhoe Shares after the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Ensyn and Ivanhoe.
      For a discussion of the business of Ivanhoe and of certain risk factors to consider in connection with that business, see “Risks Related to Ivanhoe” and “Information about Ivanhoe” and the documents incorporated by reference in this joint management information circular/ proxy statement and referred to under the section entitled “Where You Can Find More Information” on page 115.

Information in this document regarding future plans reflects current intentions and is subject to change.
      Ivanhoe and Ensyn describe current pilot projects and exploration and development plans in this document. Whether the parties ultimately implement these projects and plans will depend on availability and cost of capital; receipt of additional data or reprocessed existing data; current and projected oil and gas prices; costs and availability of drilling rigs and other equipment, supplies and personnel; success or failure of activities in similar areas; changes in estimates of project completion costs; and the ability to attract other industry partners to acquire a portion of one or more projects to reduce costs and exposure to risks.
      Ivanhoe and Ensyn will continue to gather data about their respective projects, and it is possible that additional information will cause the parties to alter their respective schedules or determine that a project should not be pursued at all. You should understand that the parties’ plans regarding their projects might change.
Risks Related to Ivanhoe
      Ivanhoe is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which Ivanhoe carries on its business. The following factors contain certain forward-looking statements involving risks and uncertainties, and actual results may differ materially from the results anticipated in these forward-looking statements.

Ivanhoe has a history of losses and must generate greater revenue to achieve profitability.
      Ivanhoe commenced operations in 1997 and has been involved in three start-up operations in Russia, China and the State of California. Like most start-up companies, Ivanhoe has incurred losses during its start-up activities. Ivanhoe’s current cash flows alone are insufficient to fund its medium and long-term business plans, necessitating further growth and funding for implementation. Ivanhoe may be unable to achieve the growth needed to obtain profitability and may fail to obtain the funding that it needs when it is required.

Ivanhoe is not able to guarantee the successful commercial development of its licensed gas-to-liquids technology or heavy-to-light technology.
      To date, no commercial-scale gas-to-liquids or heavy-to-light petroleum-based plants have been constructed using the proprietary gas-to-liquids or heavy-to-light processes that Ivanhoe licenses and, therefore, the processes have not been proven on a commercial scale. Other developers of gas-to-liquids and heavy-to-light technologies have significantly more financial resources than Ivanhoe and may be able to use this to obtain a competitive advantage.

Ivanhoe may not be able to conclude a gas-to-liquids development and production-sharing contract.
      Ivanhoe was unsuccessful in concluding a gas-to-liquids development and production-sharing contract in Qatar, and there can be no assurances as to when or if it will be able to conclude such contracts in Egypt, Bolivia or the other countries where Ivanhoe is now, or will be, exploring gas-to-liquids project opportunities.

Conflict in the Middle East may hamper Ivanhoe’s gas-to-liquids project objectives.
      Ongoing tensions and conflict in the Middle East could harm Ivanhoe’s business in the short to medium term by making it difficult or impossible to continue its pursuit of projects in the region or to obtain financing for projects Ivanhoe does succeed in obtaining. It is impossible to predict the occurrence of such events, how long they will last, the economic consequences of the conflict for the energy industry, regionally and globally, and how Ivanhoe’s business might be affected by such conflict over the longer term.

Crude oil and natural gas prices are volatile.
      Fluctuations in the prices of oil and natural gas will affect many aspects of Ivanhoe’s business, including its revenues, cash flows and earnings; its ability to attract capital to finance current and proposed operations; its cost of capital; the amount it is able to borrow and the value of Ivanhoe’s oil and natural gas properties.
      Both oil and natural gas prices are extremely volatile. Oil prices are determined by international supply and demand. Political developments, compliance or non-compliance with self-imposed quotas and agreements between members of the OPEC affect world oil supply and prices. Any material decline in prices could result in a reduction of Ivanhoe’s net production revenue and overall value. The economics of producing from some wells could change as a result of lower prices. As a result, Ivanhoe could elect to not produce from certain wells. Any material decline in prices could also result in a reduction in Ivanhoe’s oil and natural gas acquisition and development activities.
      In addition, a material decline in oil and natural gas prices from historical average prices could adversely affect Ivanhoe’s ability to borrow and to obtain additional capital on attractive terms.
      Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects.

Government regulations in foreign countries may limit Ivanhoe’s activities and harm its business operations.
      In addition to Ivanhoe’s interest in its China projects, Ivanhoe may enter into contractual arrangements to acquire oil and gas properties in other foreign jurisdictions with governments, governmental agencies or government-owned entities. The foreign legal framework for these agreements, particularly in developing countries, is often based on recent political and economic reforms and newly enacted legislation, which may not be consistent with long-standing local conventions and customs. As a result, there may be ambiguities, inconsistencies and anomalies in the agreements or the legislation upon which they are based that are atypical of more developed western legal systems and that may affect the interpretation and enforcement of Ivanhoe’s and its foreign partners’ rights and obligations. Local institutions and bureaucracies responsible for administering foreign laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Foreign laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Ivanhoe may not be successful in negotiating additional production sharing contracts in China.
      Ivanhoe holds its interests in China through two production-sharing contracts with China National Petroleum Corporation for the Dagang and Zitong blocks. Ivanhoe also has a memorandum of understanding with PetroChina indicating a mutual intention to negotiate an additional production-sharing contract in the Sichuan basin. Ivanhoe cannot assure its shareholders or Ensyn’s stockholders, based on its existing memorandum of understanding with PetroChina, that Ivanhoe will successfully negotiate additional production-sharing contracts. It is possible that disputes between the parties could arise in the future, which must be resolved under foreign law. Ivanhoe cannot be sure that it can enforce its legal rights in foreign countries or that an effective legal remedy will be available to it in any dispute governed by foreign law.

Ivanhoe may not be successful in acquiring and developing new prospects and its exploration and development properties may not contain any significant proved reserves.
      Ivanhoe’s future exploration and development success depends upon its ability to find, develop and acquire additional economically recoverable oil and natural gas reserves. The successful acquisition and development of oil and gas properties requires proper forecasting of recoverable reserves, oil and gas prices and operating costs, potential environmental and other liabilities and productivity of new wells drilled.
      Estimates of cost to explore, develop and produce are assessments and are inexact. As a result, Ivanhoe might not recover the purchase price of a property from the sale of production from the property, or might not recognize an acceptable return from properties it acquires. Ivanhoe’s estimates of exploration, development and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties and unusual or unexpected formations, pressures and work interruptions.
      Exploration and development involves significant risks. Few wells which are drilled develop into commercially producing fields. Substantial expenditures may be required to establish the existence of proved reserves, and Ivanhoe cannot assure its shareholders or Ensyn’s stockholders that commercial quantities of oil and gas deposits will be discovered sufficient to enable Ivanhoe to recover its exploration and development costs or be sufficient to sustain its business.

Expansion of Ivanhoe’s operations will require significant capital expenditures for which it may be unable to provide sufficient financing. Ivanhoe’s need for additional capital may harm its financial condition.
      Ivanhoe will be required to make substantial capital expenditures far beyond its existing capital resources to develop a commercially viable gas-to-liquids project or heavy-to-light project, to exploit its existing reserves and to discover new oil and gas reserves. Historically, Ivanhoe has relied, and continues to rely, on external sources of financing to meet its capital requirements to continue acquiring, exploring and developing oil and gas properties and to otherwise implement its corporate development and investment strategies. Ivanhoe has, in the past, relied upon equity capital as its principal source of funding. Ivanhoe plans to obtain the future funding it will need through the debt and equity markets, but it cannot assure its shareholders or Ensyn’s stockholders that it will be able to obtain additional funding when it is required or whether it will be available on commercially acceptable terms. Ivanhoe also makes offers to acquire oil and gas properties in the ordinary course of its business. If these offers are accepted, Ivanhoe’s capital needs may increase substantially. If Ivanhoe fails to obtain the funding that it needs when it is required, it may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties or default on existing funding commitments to third parties and forfeit or dilute its rights in existing oil and gas property interests. Ivanhoe’s limited operating history may make it difficult to obtain future financing.

Reserve information should not be unduly relied on because reserve information represents estimates.
      Reserve estimates involve a great deal of uncertainty because they depend in large part upon the reliability of available geologic and engineering data, which are inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of seismic data including, but not limited to, geological characteristics of the reservoir structure, reservoir fluid properties, the size and boundaries of the drainage area and reservoir pressure and the anticipated rate of pressure depletion.
      The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and natural gas from adjacent or similar properties, but the probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves usually differ from estimates.
      Reserve estimates also require numerous assumptions relating to operating conditions and economic factors, including, among others, the price at which recovered oil and natural gas can be sold, the costs of recovery, prevailing environmental conditions associated with drilling and production sites, availability of enhanced recovery techniques, ability to transport oil and natural gas to markets and governmental and other regulatory factors, such as taxes and environmental laws.
      A negative change in any of the aforementioned factors could result in quantities of oil and natural gas previously estimated as proved reserves becoming uneconomic. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil or natural gas in a particular location could make production thereof commercially impracticable. The risk that a decline in price could have that effect is magnified in the case of reserves requiring sophisticated or expensive production enhancement technology and equipment, such as some types of heavy oil. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also affect the present value of future net cash flows from estimated reserves.
      In addition, estimates of reserves and future net cash flows expected from them prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

Ivanhoe’s business may be harmed if it is unable to retain its licenses, leases and working interests in licenses and leases.
      Some of Ivanhoe’s properties are held under licenses and leases and working interests in licenses and leases. If Ivanhoe, or the holder of the license or lease, fails to meet the specific requirements of each license or lease, the license or lease may terminate or expire. Ivanhoe cannot assure its shareholders or Ensyn’s stockholders that any of the obligations required to maintain each license or lease will be met. The termination or expiration of Ivanhoe’s licenses or leases or its working interest relating to a license or lease may harm Ivanhoe’s business. Some of Ivanhoe’s property interests will terminate unless it fulfills certain obligations under the terms of its agreements related to such properties. If Ivanhoe is unable to satisfy these conditions on a timely basis, it may lose its rights in these properties. The termination of Ivanhoe’s interests in these properties may harm its business.

Complying with environmental and other government regulations could be costly and could negatively impact Ivanhoe’s production.
      Ivanhoe’s operations are governed by numerous laws and regulations at various levels of government in the countries in which it operates. These laws and regulations govern the operation and maintenance of Ivanhoe’s facilities, the discharge of materials into the environment and other environmental protection issues. The laws and regulations may, among other potential consequences, require that Ivanhoe acquire permits before commencing drilling; restrict the substances that can be released into the environment with drilling and production activities; limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; require that reclamation measures be taken to prevent pollution from former operations; require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remediating contaminated soil and groundwater, and require that remedial measures be taken with respect to property designated as a contaminated site, for which Ivanhoe is a responsible person.
      Under these laws and regulations, Ivanhoe could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. Ivanhoe maintains limited insurance coverage for sudden and accidental environmental damages as well as environmental damage that occurs over time. However, Ivanhoe does not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, Ivanhoe could be liable, or could be required to cease production on properties, if environmental damage occurs.
      The costs of complying with environmental laws and regulations in the future may harm Ivanhoe’s business. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability and increased capital expenditures and operating costs, any of which could have a material adverse effect on Ivanhoe’s financial condition or results of operations.

Ivanhoe competes for oil and gas properties with many other exploration and development companies throughout the world who have access to greater resources.
      Ivanhoe operates in a highly competitive environment and competes with other exploration and development companies to acquire a limited number of prospective oil and gas properties. Many of Ivanhoe’s competitors are much larger than it is and, as a result, may enjoy a competitive advantage in accessing financial, technical and human resources. They may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than Ivanhoe’s financial, technical and human resources permit.

Ivanhoe’s share ownership is highly concentrated and, as a result, its principal stockholder effectively controls its business.
      Ivanhoe’s largest shareholder, Robert M. Friedland, owns approximately 27% of the outstanding Ivanhoe Shares and effectively controls Ivanhoe’s board of directors and determines its policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of Ivanhoe’s assets. In addition, the concentration of Ivanhoe’s ownership may have the effect of delaying, deterring or preventing a change in control that otherwise could result in a premium in the price of Ivanhoe Shares.
      After the Canadian Transaction and the Merger take place, and assuming that only 30 million Ivanhoe Shares are issued in connection with the transactions provided for in the Merger Agreement, Mr. Friedland will own approximately 23% of the Ivanhoe Shares outstanding at that time.

If Ivanhoe loses its key management and technical personnel, its business may suffer.
      Ivanhoe relies upon a relatively small group of key management and technical personnel. Messrs. David Martin and E. Leon Daniel, in particular, have extensive experience in oil and gas operations throughout the world. Ivanhoe does not maintain any key personnel insurance and does not have an employment agreement with Mr. Martin. Accordingly, Ivanhoe cannot assure you that its key management will remain with Ivanhoe in the future. An unexpected partial or total loss of their services would harm Ivanhoe’s business.
Risks Related to Ensyn
      Ensyn is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business. The following factors contain certain forward-looking statements involving risks and uncertainties and actual results may differ materially from the results anticipated in these forward-looking statements.

The RTP™ Technology is still in the development stages and has not been proven in the Petroleum Business on a commercial scale
      While the RTPtm Technology has been successfully applied to the Renewables Business, it is still being developed in connection with the Petroleum Business and to date has not proven to be commercially viable with respect to the petroleum process.

Ensyn has a history of operating losses and may continue to incur losses in the future.
      Since its inception, Ensyn has invested a significant amount of time and money in the research and development of new products. Its development expense, including development licensing fees, was U.S$0.9 million and U.S.$0.6 million for the years ended September 30, 2004 and 2003, respectively. Its total operating expense, including development costs, was U.S.$1.8 million and U.S.$1.0 million for the years ended September 30, 2004 and 2003, respectively, compared to total revenue of U.S.$0.3 million and U.S.$0.7 million, respectively, for such periods. Ensyn had net losses of U.S.$1.2 million and U.S.$0.6 million for the years ended September 30, 2004 and 2003, respectively. Ensyn’s accumulated deficit as of September 30, 2004 was U.S.$14.4 million. See “Ensyn Financial Statements” attached as Exhibit G to this joint management information circular/proxy statement. If Ensyn’s Petroleum Business incurs losses after completion of the Merger, this may have an adverse impact on the operating results of the combined company, which could cause the market price of the Ivanhoe Shares to decline.

Ensyn’s inability to protect its intellectual property and defend itself from lawsuits challenging its intellectual property rights could harm its competitive position and its financial performance.
      Ensyn relies heavily on its proprietary technology. Notwithstanding its pursuit of patent protection, other companies may develop technology that infringes upon Ensyn’s patent rights relating to its technology. In that event, such technology may compete with Ensyn’s technology. Ensyn’s patents may not afford adequate protection against competitors with similar technology and other companies may circumvent its patents.
      Ensyn also relies on its non-patented proprietary knowledge. Despite Ensyn’s efforts to protect its proprietary rights from unauthorized use or disclosure, parties, including former employees or consultants, may attempt to disclose, obtain or use Ensyn’s proprietary information or technologies. Other companies may also develop substantially equivalent proprietary knowledge. The steps Ensyn has taken to protect its proprietary information and technology may not prevent misappropriation of its proprietary information and technologies, particularly in foreign countries where laws or law enforcement practices may not protect its proprietary rights as fully as in the United States. If other companies obtain Ensyn’s proprietary knowledge or develop substantially equivalent knowledge, they may develop technology that competes against Ensyn’s and adversely affect its future revenues.
      Intellectual property claims brought against Ensyn (or the combined company) regardless of their merit, could result in costly litigation and the diversion of its financial resources and technical and management personnel. Further, if such claims are proven valid, through litigation or otherwise, Ensyn (or the combined company) may be required to stop using its technologies and pay financial damages, which could harm its profitability and financial performance.

Technological advances could significantly decrease the cost of upgrading petroleum, and if Ensyn is unable to adopt or incorporate technological advances into its operations, its current technology could become uncompetitive or obsolete.
      Ensyn expects that technological advances in the processes and procedures for upgrading heavy oil and bitumen into lighter, less viscous products will continue to occur. It is possible that those advances could make the processes and procedures that Ensyn intends to utilize at its commercial plants less efficient or cause the upgraded product Ensyn produces to be of a lesser quality. These advances could also allow Ensyn’s competitors to produce upgraded products at a cost lower than that at which Ensyn is able to produce such products. If Ensyn is unable to adopt or incorporate technological advances, its production methods and processes could be less efficient than those of Ensyn’s competitors, which could cause Ensyn’s plants to become uncompetitive.
      In addition, alternative sources of energy are continually under development. Alternative energy sources that can reduce reliance on oil and bitumen may be developed, which may decrease the demand for Ensyn’s upgraded product. It is also possible that technological advances in engine design and performance could reduce the use of oil and bitumen, which would lower the demand for such products.

THE IVANHOE SPECIAL MEETING
Date, Time, Place and Purpose of the Ivanhoe Special Meeting
      If the Additional Shares Issuance Condition is met and Ivanhoe elects to hold a meeting of its shareholders, the special meeting of shareholders of Ivanhoe will be held at Ivanhoe’s offices at Suite 629 — 999 Canada Place, Vancouver, British Columbia, Canada, on April 13, 2005 at 10:00 a.m., Pacific time, for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of Ivanhoe Shares pursuant to the Merger Agreement, all as more particularly described in this joint management information circular/proxy statement;

•	to consider any amendment to, or variations of, any matter identified in Ivanhoe’s Notice of Special Meeting; and

•	to transact such other business as may properly come before the special meeting.
Recommendation of the Ivanhoe Board of Directors
      The Ivanhoe board of directors has unanimously approved the Merger Agreement and believes that the transactions contemplated therein are in the best interest of Ivanhoe and its shareholders. The Ivanhoe board of directors unanimously recommends that Ivanhoe shareholders vote “FOR” the issuance of Ivanhoe Shares pursuant to the Merger Agreement.
Record Date; Outstanding Shares; Shares Entitled to Vote
      If the Additional Shares Issuance Condition is met, approval of the issuance of Ivanhoe Shares pursuant to the Merger Agreement requires the affirmative vote of the holders of a majority of the Ivanhoe Shares present or represented by proxy and voting at the Ivanhoe special meeting. Mr. Robert M. Friedland, who as of the date of the Merger Agreement was the direct or indirect record and beneficial owner of 46,611,725 Ivanhoe Shares, representing 27.47% of the outstanding Ivanhoe Shares on such date, has agreed to vote all of his shares in favor of approving the issuance by Ivanhoe of additional Ivanhoe Shares so long as the aggregate Merger Consideration does not consist of more than 42,300,000 Ivanhoe Shares. See “Other Transaction Agreements — Voting Agreement” on page 91.
      If the Ivanhoe special meeting is held, only holders of record of Ivanhoe Shares at the close of business on the record date, March 14, 2005, are entitled to notice of and to vote at the special meeting. As of the record date, there were 169,892,413 Ivanhoe Shares issued and outstanding. On the record date, Ivanhoe’s directors and executive officers beneficially owned and were entitled to vote 48,697,992 Ivanhoe Shares, or approximately 28.66% of the outstanding Ivanhoe Shares as of that date. Voting at the Ivanhoe special meeting will be conducted by way of a show of hands unless a poll is required pursuant to Ivanhoe’s by-laws or applicable law. On a show of hands, you are entitled to cast one vote, and on a poll you are entitled to cast one vote for each Ivanhoe Share that you owned on the record date.
Quorum and Vote Required
      To transact business at the Ivanhoe special meeting, a quorum of shareholders must be present at the commencement of the meeting, either in person or by proxy. Ivanhoe’s by-laws provide that a quorum for the transaction of business at a special meeting is at least one individual present at the commencement of the special meeting holding, or representing by proxy the holder or holders of, Ivanhoe Shares carrying, in the aggregate, not less than 33 1/3% of the votes eligible to be cast at the special meeting.
      The issuance of Ivanhoe Shares pursuant to the Merger Agreement requires the approval of a simple majority of the votes cast at the Ivanhoe special meeting.

Voting; Proxies; Revocation
      You may vote by proxy or in person at the special meeting. You have a choice as to how to vote on the share issuance proposal. You may either vote “FOR” the share issuance or vote “AGAINST” the share issuance.
      You are encouraged to vote by proxy using the enclosed instrument of proxy even if you plan to attend the special meeting. If the instructions you give in the instrument of proxy are clear, and if the instrument of proxy is properly completed and delivered and has not been revoked, your Ivanhoe Shares represented by the instrument of proxy will be voted or withheld from voting on any poll that may be called for in accordance with your instructions and, if you specify a choice with respect to any matter to be acted upon, your Ivanhoe Shares will be voted accordingly. To vote using the enclosed instrument of proxy, you must:

•	specify your choice on the share issuance by marking the appropriate box on the enclosed instrument of proxy;

•	sign the instrument of proxy where indicated. To be valid, the instrument of proxy must be signed by you or your attorney authorized in writing. If the shareholder is a corporation or other entity, the instrument of proxy must be signed under that corporate shareholder’s corporate seal or by a duly authorized officer or attorney of the corporation or other entity; and

•	return the instrument of proxy in the enclosed envelope or by facsimile to Ivanhoe’s registrar and transfer agent: CIBC Mellon Trust Company, by facsimile to (604) 688-4301 or (416) 363-9524, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, by hand to Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the special meeting or any adjournment thereof at which the instrument of proxy is to be used.
      Unless there are different instructions on the instrument of proxy, all shares represented by valid proxies (and not revoked before they are voted) will, if necessary, be voted at the meeting “FOR” the issuance of Ivanhoe Shares pursuant to the Merger Agreement. The instrument of proxy confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in Ivanhoe’s Notice of Meeting and any other matter that properly comes before the special meeting. The management of Ivanhoe knows of no such amendment, variation or other matter that is to be presented for action at the special meeting. However, if any other matters, which are not now known to Ivanhoe’s management, should properly come before the special meeting, the proxies will be voted, or not voted, by the proxyholder in his or her discretion.
      You have the right to appoint another person to attend and act on your behalf at the special meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, you should strike out the names of the persons named in the instrument of proxy and insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be an Ivanhoe shareholder.
      A shareholder’s shares may be registered in the name of a third party, such as a brokerage firm, securities dealer, trust company, bank or other similar intermediary. Generally, such non-registered shareholders will receive a package from the intermediary containing either: (i) a request for voting instructions; or (ii) an instrument of proxy which may be signed by the intermediary and specify the number of Ivanhoe Shares beneficially owned, but is otherwise uncompleted. If a non-registered shareholder who receives one of the above forms wishes to vote in person at the special meeting, the non-registered shareholder should strike out the names of management’s representatives named in the instrument of proxy and insert the non-registered shareholder’s name in the blank space provided or, in the case of a voting instruction form, contact the shareholder’s intermediary. In either case, a non-registered shareholder should carefully follow the instructions of the shareholder’s intermediary with respect to the procedures for voting.
      Your vote is important. Accordingly, please sign and return the accompanying instrument of proxy whether or not you plan to attend the special meeting in person.

      A proxy may be revoked by voting in person at the special meeting, by an instrument in writing stating that the proxy is revoked and signed and delivered as follows, or in any other manner provided by applicable law:

•	the instrument revoking the proxy must be signed by you or by your attorney authorized in writing. If the shareholder is a corporation, the instrument of revocation must be signed under that corporate shareholder’s corporate seal or by a duly authorized officer or attorney of the corporation; and

•	the instrument revoking the proxy must be (i) delivered to Ivanhoe at Suite 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1 on or before April 12, 2005 at 10:00 a.m. (Pacific time) or the last Business Day preceding the date of any adjournment of the special meeting at which the proxy is to be voted or (ii) deposited with the chairman on the date of the special meeting or any adjournment of it before the taking of any vote in respect of which the proxy is to be used.
      If your shares are held in the name of an intermediary such as a brokerage firm, securities dealer, trust company, bank or other nominee institution, you may change your vote by submitting new voting instructions to your intermediary, as applicable. You will need to contact your brokerage firm, securities dealer, trust company, bank or other nominee institution to learn how to effect that change.
      Shares represented by proxies that reflect “broker non-votes” (that is, shares held by a broker or nominee which are represented at the Ivanhoe special meeting but with respect to which the broker or nominee is not empowered to vote on the share issuance) will be counted for purposes of determining the presence of a quorum but will not be included in the computation of the vote on the share issuance proposal.
Proxy Solicitation
      This solicitation is made on behalf of the management of Ivanhoe and Ivanhoe will pay the entire cost of soliciting proxies from its shareholders. Ivanhoe’s directors, officers and employees may also solicit proxies personally or by telephone, mail, facsimile or e-mail. Ivanhoe will not pay any additional compensation to directors, officers or other employees for such services but may reimburse them for reasonable out-of-pocket expenses in connection with such solicitation. Ivanhoe will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to its shareholders.
Other Business; Adjournments
      As of the date of this joint management information circular/proxy statement, other than the proposal to issue Ivanhoe Shares pursuant to the Merger Agreement, the Ivanhoe board of directors does not know of any matter that will be presented for consideration at the Ivanhoe special meeting. However, if any other matters properly come before the special meeting, the instrument of proxy confers upon the proxyholder discretionary authority to vote all Ivanhoe Shares represented by the proxy on such matter, including with respect to amendments or variations to matters identified in Ivanhoe’s Notice of Meeting.
      Ivanhoe consulted with Ensyn prior to setting the date of Ivanhoe’s special meeting. Pursuant to the Merger Agreement, Ivanhoe has agreed that it will not, after the Condition Determination Date, adjourn (other than for the absence of a quorum) or postpone the Ivanhoe special meeting without the prior written consent of Ensyn. No notice of an adjournment, other than by an announcement made at the special meeting, is required unless the meeting is adjourned for 30 days or more.
      An adjournment of the Ivanhoe special meeting may be required in the absence of a quorum and, pursuant to the Merger Agreement, Ivanhoe has agreed to adjourn, postpone or cancel the Ivanhoe special meeting in certain circumstances. If, on or before April 7, 2005 (which is expected to be the Condition Determination Date), certain conditions set out in the Merger Agreement have not been satisfied or waived, Ivanhoe has agreed to postpone or adjourn the Ivanhoe special meeting to a date mutually agreed by Ivanhoe and Ensyn, based on the earliest date by which the relevant conditions precedent would reasonably be expected to be satisfied. If the Additional Shares Issuance Condition is not met when the number of Ivanhoe Shares to be issued pursuant to the Merger Agreement is determined, Ivanhoe has agreed to cancel the Ivanhoe special meeting (and thereby cancel the vote on the share issuance). The

Additional Shares Issuance Condition would only be met if the total number of Ivanhoe Shares to be issued pursuant to the Merger Agreement (together with any Ivanhoe Shares to be issued pursuant to any private placement equity financing transactions undertaken by Ivanhoe in connection with the transactions contemplated in the Merger Agreement) is equal to or exceeds 42,416,228 Ivanhoe Shares.

THE ENSYN SPECIAL MEETING
Date, Time, Place and Purpose of the Ensyn Special Meeting
      The Ensyn Meeting will be held at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York, on April 14, 2005 at 9:00 a.m., Eastern Time, for the following purposes:

•	to consider and vote upon a proposal to adopt the Merger Agreement and approve the Merger, as more particularly described in this joint management information circular/proxy statement; and

•	to vote on any other matter that may properly come before the special meeting or any adjournments or postponements of the special meeting.
Recommendation of the Ensyn Board of Directors
      The Ensyn board of directors has unanimously approved the Merger and Merger Agreement and believes that the Merger is in the best interest of Ensyn and its stockholders. The Ensyn board of directors unanimously recommends that Ensyn stockholders vote “FOR” approval of the Merger and adoption of the Merger Agreement.
Record Date; Outstanding Shares; Shares Entitled to Vote
      Only holders of record of Ensyn Shares at the close of business on the record date, March 14, 2005, are entitled to notice of and to vote at the Ensyn Meeting. As of the record date, there were 1,826,867 Ensyn Shares issued and outstanding and entitled to vote at the Ensyn Meeting. On the record date, the executive officers and directors of Ensyn and its affiliates beneficially owned and were entitled to vote 841,340 Ensyn Shares, or approximately 46.05% of the outstanding Ensyn Shares as of that date. Each Ensyn Share entitles its holder to cast one vote on each matter submitted to a vote at the Ensyn Meeting. If holders of Ensyn Shares do not vote at the Ensyn Meeting, they will effectively be voting against the adoption of the Merger Agreement and approval of the Merger.
Quorum and Vote Required
      A majority of Ensyn Shares issued and outstanding and entitled to vote as of the record date must be represented, in person or by proxy, at the Ensyn Meeting to constitute a quorum. A quorum must be present before a vote can be taken on the adoption of the Merger Agreement, the approval of the Merger or any other matter except adjournment or postponement of the Ensyn Meeting due to the absence of a quorum. Abstentions and broker non-votes, which are described below, will be counted for purposes of determining the presence of a quorum at the Ensyn Meeting. If a quorum is not present at the Ensyn Meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.
      For the Merger Agreement to be adopted and the Merger approved, under the DGCL and Ensyn’s by-laws, at least a majority of the outstanding Ensyn Shares on the record date must be voted in favor of adoption of the Merger Agreement and approval of the Merger.
Voting; Proxies; Revocation
      You may vote by proxy or in person at the Ensyn Meeting. This joint management information circular/proxy statement is being furnished to Ensyn stockholders in connection with the solicitation of proxies by the Ensyn board of directors for use at the Ensyn Meeting. It is accompanied by a form of proxy.
      You have a choice as to how to vote on the adoption of the Merger Agreement and approval of the Merger. You may either vote “FOR” the adoption of the Merger Agreement and approval of the Merger or vote “AGAINST” them.
      You are encouraged to vote by proxy using the enclosed proxy card even if you plan to attend the Ensyn Meeting. If the instructions you give in the proxy card are clear, and if the proxy card is properly completed and delivered and has not been revoked, the shares represented by the proxy card will be voted in the manner specified. To vote using the enclosed proxy card, you must:

•	specify your choices on the adoption of the Merger Agreement and approval of the Merger by marking the appropriate boxes on the enclosed proxy card;

•	sign the proxy card where indicated. To be valid, the proxy card must be signed by you or by a person duly authorized by you in writing to vote the shares on your behalf. If the stockholder is a corporation or other entity, the proxy card must be signed by a duly authorized officer of the corporation or other entity; and

•	return the proxy card in the enclosed envelope or by facsimile to Ensyn, Attention: Corporate Secretary, by facsimile (617) 266-0557 or by mail or by hand delivery to Ensyn, Attention: Corporate Secretary, 20 Park Plaza, Boston Massachusetts, 02116, no later than April 13, 2005 at 12:00 p.m., Eastern Time. The proxy card may also be delivered to the chairman at the Ensyn Meeting as to any matter in respect of which a vote will not have already been cast.
      An Ensyn stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the Ensyn Meeting by (1) notifying the corporate secretary of Ensyn in writing of the revocation, either by mail, by fax or by delivering such revocation in person, or (2) completing, signing and returning a proxy with a later date either by mail, by fax or by delivering such later dated proxy in person or through the other means described above. In addition, an Ensyn stockholder may revoke a prior proxy by attending the Ensyn Meeting and voting in person. However, mere attendance alone at the Ensyn Meeting by an Ensyn stockholder who has signed a proxy but has not provided a notice of revocation or request to vote in person is not sufficient to revoke such stockholder’s proxy.
      All Ensyn Shares represented by properly executed proxies that Ensyn receives before or at the Ensyn Meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If a properly executed proxy is returned but contains no voting instructions, the Ensyn Shares represented by the proxy will be voted “FOR” adoption of the Merger Agreement and approval of the Merger, unless such shares are held in a brokerage account. If a properly executed proxy is returned to Ensyn and the stockholder has abstained from voting on adoption of the Merger Agreement and approval of the Merger, Ensyn Shares represented by the proxy will be considered present at the Ensyn Meeting for purposes of determining a quorum. However, an abstention will have the legal effect of a vote “AGAINST” the adoption of the Merger Agreement and approval of the Merger.
      Ensyn stockholders should address written notices of revocation of proxies and other communications relating to proxies to Ensyn, Attention: Corporate Secretary, 20 Park Plaza, Boston Massachusetts, 02116.
      Any notice of revocation sent to Ensyn must include the stockholder’s name and must be received prior to the Ensyn Meeting to be effective.
      Adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of holders of at least a majority of the Ensyn Shares outstanding on the record date. Accordingly, abstentions and failures to vote will have the same effect as votes against adoption of the Merger Agreement and approval of the Merger. Therefore, the Ensyn board of directors urges all Ensyn stockholders to complete, date and sign the accompanying proxy and return it promptly in the pre-addressed, postage-paid envelope provided for that purpose.
Proxy Solicitation
      Directors, officers and employees of Ensyn may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, officers and employees will not be separately compensated for soliciting proxies.
      You should not send in any Ensyn stock certificates with your proxies. A transmittal form with instructions for the surrender of your Ensyn stock certificates will be mailed to you as soon as practicable after completion of the Merger.

Other Business; Adjournments
      As of the date of this joint management information circular/proxy statement, Ensyn does not expect that any matter other than adoption of the Merger Agreement and approval of the Merger will be brought before the Ensyn Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in their discretion in accordance with their judgment with respect to those matters.
      Pursuant to the Merger Agreement, Ensyn has agreed not to adjourn the Ensyn Meeting (other than for the absence of a quorum) without the prior written consent of Ivanhoe unless the special meeting of Ivanhoe’s shareholders, if required, is not held as scheduled (because, for example, certain conditions to Closing were not satisfied as of April 7, 2005, which is expected to be the Condition Determination Date) or the requisite vote of Ivanhoe’s shareholders, if required, is not obtained. No notice of an adjournment, other than by an announcement made at the Ensyn Meeting, is required unless the meeting is adjourned for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

THE MERGER AND RELATED TRANSACTIONS
      The following is a description of the material aspects of the Merger. While we believe that the following summary covers the material terms of the Merger, the description may not contain all of the information that is important to you. We encourage you to carefully read this entire document, including the Merger Agreement, which is attached as Exhibit A to this joint management information circular/proxy statement, for a more complete understanding of the Merger.
Merger
      Each of the Ivanhoe board of directors and the Ensyn board of directors has approved the Merger Agreement. At the Effective Time of the Merger, Merger Sub will be merged with and into Ensyn and Ensyn will become a wholly owned subsidiary of Ivanhoe. Pursuant to the Merger and the Canadian Transaction described below, each holder of an Ensyn Share will, and each holder of an Ensyn Warrant that remains unexercised after the Effective Time will, upon exercise, receive a pro rata portion of the aggregate Merger Consideration. The aggregate Merger Consideration consists of U.S.$10 million in cash (although Ensyn stockholders will not receive this full amount of cash as U.S.$1 million will be deposited into the Securityholders’ Representative Fund and Ensyn’s Advisor Expenses will be deducted) and that number of Ivanhoe Shares equal to the quotient obtained by dividing U.S.$75 million by the Closing Price. In no event will the Merger Shares issued be less than 30 million Ivanhoe Shares. A portion of the Merger Shares issued will be placed into escrow to secure certain indemnification obligations.
Canadian Transaction
      Immediately prior to the Merger but subsequent to the Spin-off Transaction described below, those Canadian-resident holders of Ensyn Shares who elected to effect the Canadian Transaction will exchange each of their Ensyn Shares for the Merger Consideration they would have received in respect of such Ensyn Shares pursuant to the Merger had such holders not sold their Ensyn Shares to Ivanhoe immediately prior to the Merger. The Canadian Transaction will be null and void in the event that the Merger does not occur promptly thereafter.
Spin-off of Ensyn’s Renewables Business
      The Renewables Business was separated from Ensyn’s other businesses through a series of transactions in which the assets and liabilities relating to the Renewables Business were transferred to ERI and certain of ERI’s subsidiaries. Prior to the Merger, Ensyn will transfer all of the common stock of ERI held by Ensyn to ERI Holdings, a newly formed wholly-owned direct subsidiary of Ensyn, and all of the outstanding common stock of ERI Holdings will be distributed to the Ensyn stockholders on a pro rata basis. Only Ensyn stockholders as of the Spin-off Transaction record date, which record date will be determined by the Ensyn board of directors prior to the Closing Date, will have the right to receive shares of ERI Holdings common stock in the Spin-off Transaction. Ensyn stockholders and holders of Ensyn Options and EPIL Options will receive a separate information statement regarding the Spin-off Transaction, ERI Holdings and ERI prior to the occurrence of the Spin-off Transaction.
Background of the Merger
      The management of each of Ensyn and Ivanhoe continually reviews its company’s strategic alternatives in order to enhance shareholder value. Ensyn’s RTPtm Technology first came to the attention of Ivanhoe’s management through an introductory meeting in 1999. In 2000, Ivanhoe contacted Ensyn to discuss whether there would be any interest in exploring a potential business relationship and, in July 2000, following a series of preliminary discussions, Ivanhoe and Ensyn entered into a confidentiality agreement pursuant to which Ensyn agreed to furnish proprietary information to Ivanhoe relating to Ensyn’s RTPtm Technology in order to permit Ivanhoe to assess the application of that technology to petroleum production.
      Ivanhoe commenced comprehensive due diligence on the RTPtm Technology and its potential applications to the petroleum industry during the summer of 2002. In January 2003, certain Ivanhoe personnel visited Ensyn’s Ottawa, Ontario office to tour its research facility and to meet with Ensyn’s research and development personnel.

      In February 2003, EPIL and an Ivanhoe subsidiary signed a letter of intent which contemplated a proposal for the Ivanhoe subsidiary to grant to EPIL an option to install a commercial demonstration facility at Ivanhoe’s South Midway Sunset oil field near Bakersfield, California in order to (1) test the RTPtm Technology and (2) potentially improve the economics of thermal recovery at South Midway Sunset by providing lower cost steam and increasing the value of the heavy oil produced from that field.
      In March 2003, the parties signed a project agreement providing EPIL with the option to place a commercial demonstration facility on Ivanhoe property and addressing certain related operating aspects of the commercial demonstration facility.
      In May 2003, Ensyn’s board of directors discussed the possibility of entering into an agreement with Ivanhoe whereby Ensyn and Ivanhoe would jointly use the RTPtm Technology in certain countries and gave Ensyn management the authority to negotiate and execute such an agreement with Ivanhoe. Later that month, the parties entered into a cooperation agreement that provided for, among other things, certain rights and obligations between EPIL and Ivanhoe in the event that EPIL installed the CDF on property owned by a third party. Ivanhoe agreed to pay 50% of the costs of a California market study for RTPtm upgraded products and EPIL agreed that, under certain circumstances and in consideration for certain payments, Ivanhoe would have exclusive rights to use and install the RTPtm Technology in Peru and Oman. Ultimately, EPIL decided to install the CDF in Belridge, a major oil field near Bakersfield, California.
      Between November and December 2003, Ensyn’s management participated in discussions with a publicly traded company regarding, initially, the potential acquisition by this company of an equity interest in EPIL. These talks expanded into a discussion regarding a potential business combination between Ensyn and the publicly traded company. During this same period, Ensyn’s management discussed with Ivanhoe and presented to Ensyn’s board of directors a summary of the terms of a proposed sale to Ivanhoe of an equity interest in EPIL. The Ensyn board of directors weighed the benefits of the proposed transactions and decided to pursue the transaction with Ivanhoe in lieu of the contemplated business combination with the other publicly traded company.
      In January 2004, Ensyn, EPIL and an Ivanhoe subsidiary entered into a stock purchase and shareholders agreement pursuant to which Ivanhoe’s subsidiary acquired a 10% equity interest in EPIL and certain rights to the RTPtm Technology. Specifically, Ivanhoe was granted the exclusive right to be issued RTPtm Technology licenses in China, Mongolia, Oman, Iraq and all countries of South America except Venezuela (“Ivanhoe Territories”). In the Ivanhoe Territories, Ivanhoe was granted exclusive rights for an initial term of five years, subject to extension if and when commercial applications develop, but in any case subject to a maximum term of 13 years. For each RTPtm project developed by Ivanhoe in the Ivanhoe Territories, EPIL was granted the right to acquire an equity participation of no less than 10% of Ivanhoe’s interest, for the same proportionate cost as paid by Ivanhoe. If EPIL were to elect to acquire an equity interest, EPIL’s equity interest would offset and eliminate the payment of license fees for use of the process license in such project. In addition, with respect to the projects Ivanhoe may develop in Ivanhoe Territories in South America other than in Peru, EPIL would have the right to acquire an equity interest equal to 25% of Ivanhoe’s interest in such project for the same proportionate cost as paid by Ivanhoe.
      In January 2004, Ensyn’s management advised Ensyn’s board of directors of the terms of the stock purchase and shareholders agreement entered into by Ensyn, EPIL and the Ivanhoe subsidiary. Ensyn’s board of directors then ratified the execution of that agreement. The Ensyn board of directors also took steps to further the separation of the Petroleum Business from the Renewables Business and decided to decline a revised offer for a business combination with the public company that had engaged in discussions with Ensyn’s management in November and December 2003.
      In February 2004, Ivanhoe approached Ensyn and proposed to acquire an additional 10% equity interest in EPIL in consideration for Ivanhoe Shares. The parties discussed the concept but were unable to agree upon a price.
      In March 2004, Ivanhoe’s management updated Ivanhoe’s board of directors with respect to Ivanhoe’s activities with Ensyn and explored with the board the possibility of offering to acquire from Ensyn up to a 100%

interest in EPIL in exchange for Ivanhoe Shares. Ivanhoe’s board endorsed the concept and authorized management to approach Ensyn with a proposal.
      In April 2004, Ivanhoe, Ensyn and EPIL entered into an agreement (the “Advance Agreement”) whereby Ivanhoe agreed to advance U.S.$1 million to EPIL and Ensyn and EPIL agreed to refrain from taking certain corporate actions and from pursuing certain business transactions involving the RTPtm Technology before July 31, 2004. The parties also agreed to negotiate in good faith the terms of a transaction whereby Ivanhoe would acquire an equity interest of up to 100% of the equity of EPIL not already owned by Ivanhoe in exchange for Ivanhoe Shares. If, by July 31, 2004, the parties had not reached an agreement for Ivanhoe to acquire an increased equity interest in EPIL, Ivanhoe had the right to treat the U.S.$1 million advance as the purchase price for an additional 5% equity interest in EPIL or as a loan repayable within 90 days after July 31, 2005.
      In early May 2004, senior management personnel of each of Ivanhoe and Ensyn met in person and by telephone to discuss a potential business combination. At these meetings, Ensyn’s representatives indicated their preference for a transaction whereby Ivanhoe would acquire all of the issued and outstanding shares of Ensyn, post spin-off of ERI, rather than EPIL. The potential economic parameters of such a transaction were discussed, including preliminary indications of the relative values of the two companies. At the conclusion of these meetings, it was determined that sufficient mutual interest existed to warrant further negotiations. During the discussions regarding Ivanhoe’s potential acquisition of Ensyn’s outstanding shares, the parties agreed that, prior to Ivanhoe’s acquisition, Ensyn would spin-off its Renewables Business to its stockholders. As a result, discussions of Ensyn’s valuation did not include the value of the Renewables Business.
      On May 20, 2004, senior management of Ensyn and the management of Ivanhoe met in Ivanhoe’s offices in Bakersfield, California to discuss a number of preliminary structuring and business issues with respect to the proposed acquisition by Ivanhoe of all of the issued and outstanding shares of Ensyn in exchange for Ivanhoe Shares. Ivanhoe requested that it be permitted to commence due diligence as soon as possible. Soon after the May 20 meeting, Ivanhoe contacted Dundee Securities to discuss its appointment as Ivanhoe’s financial advisor with respect to the proposed merger and Ensyn contacted Simmons to discuss its appointment as Ensyn’s financial advisor with respect to a possible business combination, including the proposed merger, and, alternatively, its efforts to raise private capital. Ivanhoe retained Dundee Securities as its financial advisor on May 26, 2004.
      Beginning in June 2004 and continuing through the signing of the Merger Agreement on December 11, 2004, the Ensyn board of directors began to convene on a regular basis, typically weekly, to receive updates regarding the status of negotiations with Ivanhoe and the changing terms of the proposed merger based on the ongoing negotiations. During these meetings, Ensyn’s board of directors would weigh the benefits of the proposed business combination with Ivanhoe against EPIL proceeding to execute its business plan on its own. During these meetings, the mechanics and timing of the Spin-off Transaction were also discussed.
      During the week of June 7, 2004, Ivanhoe delivered to Ensyn an outline of a proposed transaction structure involving a merger and a concurrent Yukon statutory arrangement as a means of effecting the proposed business combination. During a conference call held on June 14, 2004 between Ivanhoe and Ensyn management and representatives of Ensyn and Ivanhoe’s legal counsel, Ivanhoe’s proposed structure was discussed and a number of issues and concerns were expressed. Ivanhoe advised Ensyn that it would study those issues and concerns and seek to modify the proposal to address them.
      On June 17, 2004, the parties amended the Advance Agreement to provide that, if negotiations for the acquisition by Ivanhoe of all of the issued and outstanding shares of Ensyn were unsuccessful, Ivanhoe would have the right to acquire shares of Ensyn or shares of EPIL in exchange for the U.S.$1 million advance. Ivanhoe also agreed to accelerate payment of the final U.S.$500,000 installment of the purchase price for its previously acquired 10% equity interest in EPIL.
      On June 18, 2004, Ivanhoe and Ensyn management, together with representatives of their respective legal counsel, held a conference call during which they discussed a modification to Ivanhoe’s proposed transaction structure, removing the Yukon arrangement and replacing it with a fairness hearing procedure under the California Corporations Code that would form the basis for Ivanhoe’s reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act in issuing the Merger Shares to Ensyn stockholders. Other structuring issues and the coordination of the due diligence process were also discussed. On the same day, Ivanhoe delivered to Ensyn a draft term sheet outlining the material terms of the proposed merger transaction proposed by Ivanhoe. The parties held another conference call on June 21, 2004 to discuss the draft term sheet.
      During late June and early July, Ivanhoe and its legal, accounting and financial advisors commenced due diligence activities in respect of Ensyn, including visiting Ensyn data rooms at the New York and Los Angeles offices of Ensyn’s U.S. legal counsel. During this period, Ensyn’s legal, accounting and financial advisors also commenced due diligence activities in respect of Ivanhoe, including undertaking a review of Ivanhoe’s publicly available documents. Ensyn management and certain of its advisors also met with Ivanhoe to review Ivanhoe’s future business plans. These due diligence activities continued through and until the signing of the Merger Agreement.
      On July 8, 2004, the parties entered into a new confidentiality agreement in respect of the parties’ due diligence activities and Ivanhoe’s access to the Ensyn data rooms. This agreement superseded all previous confidentiality agreements between the parties, including the July 2000 agreement.
      On July 14, 2004, Ensyn retained Simmons as its financial advisor.
      On July 23, 2004, the parties amended the Advance Agreement in order to extend the exclusivity period until August 31, 2004.
      At a regularly scheduled meeting of the Ivanhoe board of directors on August 5, 2004, members of Ivanhoe’s management briefed the board of directors on the status of negotiations with Ensyn and outlined the results of the due diligence carried out through that date and summarized the key business issues that remained to be negotiated.
      On August 17, 2004, Ensyn’s management met with Ivanhoe’s management at Ivanhoe’s offices in Bakersfield, California to discuss a number of matters including the status of the construction of the CDF, ongoing due diligence and key business and structuring terms of the proposed merger.
      On August 18, 2004, the parties further amended the Advance Agreement in order to document Ivanhoe’s exercise of its option to acquire an additional 5% equity interest in EPIL in exchange for the previously paid U.S.$1 million advance.
      Between August 27 and September 27, 2004, the parties exchanged several proposals and counter-proposals involving key business and structuring terms of the proposed merger, including the terms of the Ivanhoe Shares to be issued in the transaction to Ensyn stockholders, the pricing and liquidity of the securities, conditions to closing, tax-related matters, indemnification and Ensyn representation on the Ivanhoe board of directors after the consummation of the proposed merger. The parties and their respective legal counsel also discussed these proposals and counter-proposals during several conference calls held during this time period.
      The Ensyn board of directors met on September 22, 2004 and received a videoconference presentation by Simmons, which included an evaluation of Ivanhoe.
      At a meeting of the Ivanhoe board of directors held on September 29, 2004, Ivanhoe’s management presented to the board of directors a summary of the key terms of the proposed merger negotiated through that date. Ivanhoe’s management advised the board that, although a number of structural issues remained to be negotiated, Ivanhoe’s management and Ensyn’s management each agreed that the key economic and business terms had been resolved. Ivanhoe’s management requested authorization from the board of directors to proceed with the negotiations and finalize definitive agreements with Ensyn on the basis of the terms presented. Ivanhoe’s board of directors expressed concern over certain terms of the equity securities to be issued in the transaction, the mechanism to be used for pricing those securities and its potentially dilutive effect on Ivanhoe’s existing shareholders and instructed Ivanhoe management to re-open negotiations with Ensyn with respect to those terms.
      On October 12, 2004, although several material terms of the proposed merger remained to be negotiated, Ivanhoe’s legal counsel circulated an initial draft merger agreement to Ensyn and its legal counsel. Between October 14 and October 16, 2004, the parties and their respective legal counsel exchanged memoranda identifying, and responding to, significant issues arising from the initial draft of the merger agreement. On October 18 and 19, 2004, members of Ivanhoe’s management and Ensyn’s management and their respective legal counsel met at the offices of Ivanhoe’s U.S. legal counsel, Paul Weiss Rifkind Wharton & Garrison LLP, in New York to discuss these issues and to negotiate the terms of the draft merger agreement. These meetings ended when the parties were unable to agree upon the parameters of a pricing mechanism for the Ivanhoe Shares to be issued to the Ensyn stockholders and upon the circumstances in which each party would be entitled to terminate the merger agreement. These issues were subsequently resolved in principle during a conference call held on October 21, 2004.
      On October 27, 2004, the parties further amended the Advance Agreement by extending the exclusivity period until December 31, 2004 and providing that Ivanhoe would pay Ensyn U.S.$1 million in exchange for an option, exercisable within 15 days after December 31, 2004, to increase its equity interest in EPIL to 19.8% for a purchase price of U.S.$4 million.
      Between November 1 and December 10, 2004, the parties and their respective legal counsel exchanged comments on and discussed, in person or by conference call, the draft Merger Agreement and related transaction documents. A final draft of the Merger Agreement and final drafts of the related transaction documents were negotiated by the parties between December 9 and December 11, 2004.
      On December 9, 2004, the board of directors of Ensyn held a special meeting to review the final terms of the proposed Merger Agreement. Also present were members of Ensyn’s senior management, Ensyn’s U.S. legal counsel and Simmons. Prior to the meeting, the Ensyn board of directors was provided with drafts of the Merger Agreement and other related transaction documents. After an update on the progress of the negotiations by Dr. Robert Graham, Mr. Robert Pirraglia then presented an assessment of the proposed transaction and the results of due diligence. A representative of Ensyn’s U.S. legal counsel discussed the fiduciary duties of the board in considering a possible business combination and reviewed the proposed merger with members of the board. Simmons delivered its oral opinion (which was subsequently confirmed in writing) that the Merger, as of that date, was fair to Ensyn stockholders from a financial point of view. After discussion, all the members of the Ensyn board of directors indicated they were in favor of the proposed Merger. Thereafter, on December 10, 2004, the Ensyn board of directors, by written consent, unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.
      At a meeting held on December 10, 2004, Ivanhoe’s board of directors considered the definitive terms of the proposed Merger. Prior to the meeting, the board of directors was provided with advanced drafts of the Merger Agreement and the other related transaction documents. At the meeting, Ivanhoe’s management provided an update on the status of the final stage of negotiations and outlined the key terms of the draft Merger Agreement. Management also advised Ivanhoe’s board of directors on the results of Ivanhoe’s due diligence, particularly with respect to Ensyn’s intellectual property, which indicated that all identified risks were, in management’s view, outweighed by the anticipated strategic benefits to Ivanhoe of the Merger. Representatives of Dundee Securities then reviewed with the board of directors its analysis of the financial terms of the proposed merger and delivered its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated December 11, 2004, to the effect that, as of that date, and based upon and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement was fair from a financial point of view to Ivanhoe. Based on those considerations and its prior deliberations, the Ivanhoe board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.
      The parties entered into the Merger Agreement on Saturday, December 11, 2004 and jointly announced the Merger to the public on Monday, December 13, 2004 before the markets opened for trading in Ivanhoe Shares.
Reasons for the Merger — Ivanhoe
      The Ivanhoe board of directors believes that the Merger is in the best interests of Ivanhoe and its shareholders. The Ivanhoe board of directors has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement and recommends that Ivanhoe shareholders vote “FOR”

approval of the issuance of Ivanhoe Shares pursuant to the Merger Agreement and the transactions contemplated thereby.
      In reaching its decision to approve the Merger Agreement and the transactions contemplated therein, the Ivanhoe board of directors considered a variety of factors, a number of which are summarized below:

•	Acquiring innovative petroleum production technology is a key aspect of Ivanhoe’s corporate strategy. A key aspect of Ivanhoe’s corporate strategy is to grow its business by expanding its oil and gas reserve base. Although part of this strategy involves conventional exploration and production, Ivanhoe’s management recognizes that Ivanhoe lacks the size and the significant financial resources necessary to pursue the conventional exploration and production growth strategies historically undertaken by large, integrated oil companies. The core of Ivanhoe’s corporate strategy is to accelerate the development of its business by leveraging the experience, expertise and existing business relationships of its senior management personnel. Ivanhoe seeks projects requiring relatively low initial capital outlays to which it can apply innovative technology and enhanced recovery techniques in developing them. Ivanhoe’s board of directors believes that the acquisition of Ensyn’s RTPtm Technology will represent a major advance in the implementation of Ivanhoe’s corporate strategy in that it offers significant potential for broadening Ivanhoe’s access to project opportunities that might not otherwise be available to it.

•	Ensyn’s RTPtm Technology represents a unique approach to heavy oil upgrading. Ivanhoe’s board of directors believes that the innovative characteristics of Ensyn’s RTPtm Technology offer the means to technologically and economically improve the production and marketing of heavy oil in the petroleum industry. Current test results from over 90 test runs on heavy oil at Ensyn’s pilot plant in Ontario show that the RTPtm Technology offers a means of improving the value of heavy, sour crude oils in a manner that is comparable to established coking technologies but at a significantly lower operating and capital costs. In addition, these test results evidence that the RTPtm Technology reduces or eliminates the need for an external energy source (usually natural gas, for steam production used in the recovery process), reduces the viscosity of the heavy oil and also permits the use of the processed oil to be used as a blending agent to facilitate the transportation of heavy oil by pipeline.

•	Heavy oil represents a vast untapped resource. Heavy oil deposits throughout the world represent a potentially massive resource, holding quantities of heavy oil more than double the existing global reserves of light or conventional oil. Heavy oil extraction and transportation presents a number of technological challenges and typically requires extensive and cost-intensive infrastructure. Higher viscosity makes the transportation of heavy oil through conventional pipelines difficult or impossible unless it is first blended with lighter, lower viscosity oil or expensive diluents. As a result, less than 1% of the world’s heavy oil deposits are currently under active development. The Ivanhoe board of directors believes that Ensyn’s RTPtm Technology offers Ivanhoe the unique opportunity to accumulate reserves by acquiring interests in “stranded” heavy oil deposits that would otherwise be uneconomic to develop through conventional means and developing them on an incremental, cost-efficient basis using Ensyn’s RTPtm Technology.

•	Application of Ensyn’s RTPtm Technology to heavy oil deposits offers potentially significant economic benefits. The Ivanhoe board of directors believes that, if the Ensyn RTPtm Technology can be deployed on a commercial scale, it will offer a number of potential cost-saving and revenue-enhancement benefits. The reduction or elimination of the need for an external energy source, usually natural gas, for steam production used in the heavy oil recovery process, often a substantial added cost to conventional producers, could significantly reduce the operating cost of extracting the heavy oil. The RTPtm upgraded oil is likely to command a higher market price, reducing what would otherwise be a significant price differential between heavy and light oil. The price paid to producers for heavy oil is lower than the price paid for light oil as the heavy oil requires additional refining. Unlike conventional heavy oil extraction facilities, which usually must be constructed on a large scale in order to be economical and therefore require a significant up-front capital investment, Ivanhoe expects to be able to deploy the RTPtm Technology on a relatively small scale and independent of refineries, which should allow Ivanhoe to develop smaller heavy oil fields that would otherwise be uneconomic to exploit using conventional technologies. The scalability of RTPtm Technology-equipped facilities offers the potential to develop heavy oil deposits on an incremental basis financed by cash flow. Given their limited infrastructure requirements, RTPtm Technology-equipped facilities can be located in relatively remote areas where constructing conventional facilities would not be feasible.

•	Exclusive control of Ensyn’s RTPtm Technology in its application to petroleum processing gives Ivanhoe an important strategic advantage. Although Ivanhoe already holds exclusive licensing rights to deploy Ensyn’s RTPtm Technology in petroleum processing projects in a number of countries, including China, Mongolia, Iraq, Oman and most of South America and certain non-exclusive rights to use the technology elsewhere in the world, exclusive control of the technology throughout the world increases Ivanhoe’s leverage in the pursuit of its strategic plans and objectives. Ivanhoe believes that the value of the technology can be maximized by using it to create opportunities to acquire interests, and actively participate, in heavy oil development projects rather than licensing the technology to third parties and collecting passive licensing payments. The Merger will advance this strategy by giving Ivanhoe the exclusive right, subject to limited pre-existing licensing rights, to deploy the RTPtm Technology anywhere in the world including in the key North American markets. At the same time, the Merger will effectively result in Ivanhoe re-acquiring from Ensyn the future project participation rights (between 10% and 25%) it granted to Ensyn when it first acquired its exclusive licensing rights in the technology and will minimize Ivanhoe’s obligations to pay licensing fees in respect of those projects it develops using the technology.

•	Combining the technical expertise of Ensyn’s personnel with the international petroleum industry experience and expertise of Ivanhoe’s personnel will benefit Ivanhoe. The Ivanhoe board of directors believes that aligning the interests of Ensyn’s stockholders with those of Ivanhoe ensures that Ivanhoe will continue to enjoy access to the benefits of the scientific and technological expertise possessed by Ensyn’s personnel. Ivanhoe has been working closely with key members of Ensyn’s management team, including Ensyn’s co-founders, for nearly two years. The Merger should create synergies between the technical expertise of Ensyn’s personnel and the international petroleum industry experience and expertise of Ivanhoe’s personnel and result in a more integrated Ivanhoe/ Ensyn management team for the deployment of the RTPtm Technology, as the former Ensyn stockholders will become significant shareholders in Ivanhoe and two members of Ensyn’s management will join the Ivanhoe board of directors.

•	Due diligence. The Ivanhoe board of directors considered the results of Ivanhoe’s due diligence review of Ensyn and determined that there were no due diligence issues identified that presented an unacceptable risk to completion of the Merger or to the business, results of operations or financial condition of Ivanhoe after completion.

•	Opinion of Financial Advisor. The Ivanhoe board of directors considered the opinion of Dundee Securities to the effect that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement was fair from a financial point of view to Ivanhoe. See “Dundee Fairness Opinion” on page 54.

•	Tax Treatment. The Ivanhoe board of directors also considered the expected qualification of the transaction as a reorganization for U.S. federal income tax purposes, which was considered beneficial compared to alternative, taxable structures because it generally would enable Ensyn stockholders to defer U.S. federal income tax on the gain in their Ensyn capital stock to the extent they received Ivanhoe Shares in the Merger.

      In addition, the Ivanhoe board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger that the Ivanhoe board of directors concluded could be managed or mitigated by Ivanhoe or were unlikely to have a material impact on the Merger or Ivanhoe, and that, overall, the potentially negative factors associated with the Merger were substantially outweighed by the potential benefits of the Merger. Those negative factors included:

•	the risk that the potential benefits sought in the Merger, including those outlined above, might not be fully realized;

•	the possibility that Ivanhoe’s share price may fall following announcement of the transaction and thereby adversely affect Ivanhoe’s ability to complete the transaction by materially increasing the number of Ivanhoe Shares that Ivanhoe would be required to issue as part of the aggregate Merger Consideration;

•	the risk that key management and research and development personnel currently employed by Ensyn might choose not to remain employed by, or accessible to, Ivanhoe or its subsidiaries following completion of the Merger, particularly in light of the fact that outstanding Ensyn Options would be accelerated before the Merger was completed;

•	the possibility that the Merger might not be completed or that completion might be unduly delayed;

•	the costs involved in completing the Merger;

•	the possibility that Ensyn’s RTPtm Technology might not be proven on a commercial scale as a viable and economic process for upgrading heavy oil or may, over time, become uncompetitive or obsolete;

•	the risk that Ensyn’s intellectual property rights may be infringed, particularly in countries lacking adequate legal standards for the enforcement of intellectual property rights; and

•	various other risks associated with the Merger and the businesses of Ivanhoe and Ensyn described in the section entitled “Risk Factors” and in the documents incorporated by reference into this joint management information circular/proxy statement.
      The foregoing discussion of the factors considered by the Ivanhoe board of directors is not intended to be exhaustive but does include the principal factors considered by the Ivanhoe board of directors. The board discussed these factors, including asking questions of Ivanhoe’s management and Ivanhoe’s legal, financial and accounting advisors, and collectively reached the unanimous conclusion to approve the Merger Agreement and the transactions contemplated by the Merger Agreement in light of these and other factors that each member of the board felt were appropriate. In view of the wide variety of factors considered by the Ivanhoe board of directors in connection with its evaluation of the Merger and the complexity of these matters, the Ivanhoe board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Ivanhoe board of directors made its recommendation based on the totality of information presented and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors. Please note that this explanation of the Ivanhoe board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” on page 13 of this joint management information circular/ proxy statement.
Reasons for the Merger — Ensyn
      The Ensyn board of directors believes that there are a number of compelling reasons for Ensyn to consummate the Merger. In approving the Merger Agreement and the Merger and in recommending that Ensyn stockholders vote “FOR” the adoption of the Merger Agreement and the approval of the Merger, Ensyn’s board of directors, together with Simmons, considered and evaluated a variety of factors.
      Among the factors considered and evaluated was Ensyn’s execution of EPIL’s business plan on its own, as an alternative to a business combination with Ivanhoe. This business plan focused on EPIL using the RTPtm Technology as a strategic tool to enable EPIL to accumulate reserves and/or enter into long-term service contracts. In order to carry out this plan, it was acknowledged that EPIL would have to recruit a number of experienced international petroleum executives and provide these executives with significant equity incentives. In addition, EPIL would need to raise significant equity funding, and this funding would be expensive, particularly in the near term. This business development path was compared against the alternative of a merger with Ivanhoe, an alternative that could more rapidly and effectively accomplish EPIL’s business plan due to Ivanhoe’s access to international exploration and production opportunities, project execution ability and financing resources.

      The evaluation of Ivanhoe as a suitable merger partner was also based on the experience of EPIL management in working with Ivanhoe on RTPtm opportunities during 2004, including business development trips to Iraq, Oman, Kuwait, Colombia, Canada and Libya.
      In addition, the Ensyn board of directors considered the opinion of Simmons to the effect that, as of the date of its opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the Merger Consideration to be received from Ivanhoe in the Merger was fair, from a financial point of view, to Ensyn and its stockholders. See “Simmons Fairness Opinion” on page 56 of this joint management information circular/proxy statement.
      The Ensyn board of directors also considered the expected qualification of the transaction as a reorganization for U.S. federal income tax purposes, which was considered beneficial compared to alternative taxable structures because it generally would enable Ensyn stockholders to defer U.S. federal income tax on the gain in their Ensyn Shares to the extent they received Ivanhoe Shares in the Merger.
      In addition to the factors outlined above, the conclusion of the Ensyn board of directors that the Merger is in the best interests of Ensyn and its stockholders was also based on the following material factors:

•	Ivanhoe’s vision of creating value with RTPtm Technology is consistent with Ensyn’s vision: the accumulation of production and reserves worldwide;

•	Ivanhoe’s access to international exploration and production opportunities, which for Ensyn would otherwise be difficult and time consuming to discover and exploit on its own, is readily available;

•	Ivanhoe’s senior management has experience completing exploration and production transactions overseas and overseeing large construction projects in remote locations around the world;

•	Ivanhoe has available to it greater levels of capital and other resources in order to execute EPIL’s business plan;

•	the Merger will provide some liquidity to Ensyn stockholders in the near term due to the listing of Ivanhoe Shares on the TSX and NASDAQ Small Cap Market and the cash portion of the Merger Consideration;

•	if Ivanhoe is successful in applying the RTPtm Technology, and Ivanhoe Shares appreciate in value as a result, Ensyn stockholders could share in such appreciation by holding Ivanhoe Shares;

•	Ivanhoe’s emphasis on heavy oil and RTPtm Technology to date suggests that Ivanhoe will dedicate a substantial percentage of its resources and efforts to the creation of value through RTPtm Technology; and

•	by spinning-off the Renewables Business prior to the Merger, Ensyn stockholders, who will receive an interest in the Renewables Business, will retain the benefits of the RTPtm Technology for the biomass sector, the business in which Ensyn’s management has the most expertise.
      Ensyn’s board of directors weighed these advantages and opportunities against the following negative factors:

•	the ability to consummate the Merger, including the satisfaction of conditions to the Merger;

•	the risk that the anticipated benefits, long-term as well as short-term, of the Merger for the Ensyn stockholders might not be realized;

•	the public trading price of Ivanhoe Shares has shown volatility; and

•	Ivanhoe’s results of operations have shown a net loss for each of the three fiscal years preceding the approval of the Merger.
      In view of the variety of factors and the amount of information considered, Ensyn’s board of directors did not find it practicable to and did not quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all of the factors, both negative and positive, taken as a whole. In addition, members of Ensyn’s board of directors may have each given different weights to various factors.

Dundee Fairness Opinion
      The board of directors of Ivanhoe retained Dundee Securities to provide advice and assistance to the board in considering the Merger, including the preparation and delivery of a written opinion stating that the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement was fair from a financial point of view to Ivanhoe. A summary of the Dundee Fairness Opinion is set out below. The summary is qualified in its entirety by reference to the actual text of the Dundee Fairness Opinion.
      On December 10, 2004, Dundee Securities delivered its verbal opinion and, on December 11, 2004, its written opinion to the board of directors of Ivanhoe to the effect that, as of such date, based upon and subject to the assumptions, limitations and qualifications made in its opinion, the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement was fair from a financial point of view to Ivanhoe. On March 11, 2005, Dundee Securities delivered the Dundee Fairness Opinion, which concluded that, based upon and subject to the assumptions, limitations and qualifications set forth therein, as of March 11, 2005, the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement was fair from a financial point of view to Ivanhoe.
      The complete text of the Dundee Fairness Opinion, which sets forth the assumptions made, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint management information circular/ proxy statement as Exhibit B. The Dundee Fairness Opinion addresses only the fairness to Ivanhoe, from a financial point of view, of the consideration to be paid by Ivanhoe pursuant to the Merger and the Canadian Transaction contemplated in the Merger Agreement and is not and should not be construed as a valuation of Ivanhoe, Ensyn or any of their respective assets or securities or a recommendation to any Ivanhoe shareholder as to whether to vote in favor of the issuance of Ivanhoe Shares in connection with the Merger. Ivanhoe shareholders are urged to, and should, read the Dundee Fairness Opinion in its entirety.
      Dundee Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Ivanhoe or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In addition, as an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Ivanhoe or the Merger.
      Dundee Securities was paid a fee of Cdn.$250,000 by Ivanhoe for its services. Ivanhoe has also agreed to pay Dundee Securities for its reasonable out-of-pocket expenses and to indemnify Dundee Securities in certain circumstances.
      In connection with preparing the Dundee Fairness Opinion, Dundee Securities reviewed and relied upon, without independent investigation or verification, or carried out, among other things, the following: (i) the Merger Agreement; (ii) drafts of this joint management information circular/proxy statement up to and including the date of the Dundee Fairness Opinion; (iii) the Form 10-Q of Ivanhoe for each of the quarters ended September 30, June 30 and March 31, 2004; (iv) the Form 10-K of Ivanhoe for each of the years ended December 31, 2004, 2003 and 2002; (v) the audited consolidated financial statements of Ensyn for each of the years ended September 30, 2004 and 2003; (vi) the consolidated financial statements of Ensyn for the year ended September 30, 2002; (vii) the unaudited interim consolidated financial statements of Ensyn for the three months ended December 31, 2004; (viii) the notice of meeting of shareholders and management information circulars dated March 2, 2004 and May 14, 2003 of Ivanhoe; (ix) the evaluation report, effective December 31, 2004, of Netherland, Sewell & Associates, Inc. and the evaluation report, effective December 31, 2004, of Gilbert Laustsen Jung Associates Ltd. regarding the petroleum and natural gas reserves of Ivanhoe; (x) the evaluation report, effective December 31, 2003, of Netherland, Sewell & Associates, Inc. and the evaluation report, effective January 1, 2004, of Gilbert Laustsen Jung Associates Ltd. regarding the petroleum and natural gas reserves of Ivanhoe; (xi) the technical report dated October 2004 with respect to the RTPtm Technology prepared by Purvin & Gertz Inc.; (xii) a detailed presentation pertaining to the RTPtm Technology; (xiii) a site visit to the CDF; (xiv) financial and operating information, including internal management forecasts, prepared by or obtained from

Ivanhoe and Ensyn; (xv) a letter from Ivanhoe dated March 10, 2005 confirming the CDF has satisfied the technical performance requirements and criteria provided for in the Merger Agreement; (xvi) discussions with senior management of Ivanhoe and Ensyn; (xvii) discussions with legal counsel and certain other advisors to Ivanhoe; (xviii) public information relating to the business, operations, financial performance and stock trading history of Ivanhoe and other selected public companies considered by Dundee Securities to be relevant; (xix) public information with respect to other transactions of a comparable nature considered by Dundee Securities to be relevant; (xx) public information regarding the heavy oil industry; (xxi) representations and warranties contained in a certificate addressed to Dundee Securities, dated as of the date of the Dundee Fairness Opinion, from senior officers of Ivanhoe as to the completeness and accuracy of the information upon which the Dundee Fairness Opinion is based; and (xxii) such other corporate, industry and financial market information, investigations and analyses as Dundee Securities considered necessary or appropriate in the circumstances.
      The Dundee Fairness Opinion states that Dundee Securities has not, to the best of its knowledge, been denied access by Ivanhoe or Ensyn to any information requested by Dundee Securities.
      The Dundee Fairness Opinion states that Dundee Securities has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations, reports and other information and materials of whatsoever nature or kind with respect to Ivanhoe, Ensyn, their respective subsidiaries and the Merger (collectively, the “Information”) obtained by Dundee Securities from public sources, senior management of Ivanhoe or Ensyn and their respective consultants and advisors. The Dundee Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, Dundee Securities has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
      Senior officers of Ivanhoe represented to Dundee Securities, among other things, that (i) the information, data and other material (financial or otherwise) provided to Dundee Securities by, or on behalf of, Ivanhoe in connection with the engagement of Dundee Securities (collectively the “Ivanhoe Information”) was, at the date of preparation, true and accurate in all material respects and did not and does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which such statements were made, (ii) to the extent that any of the Ivanhoe Information is historical, there have been no material changes or changes in material facts or new material facts since the respective dates thereof that have not been generally disclosed or disclosed to Dundee Securities or updated by more current information, data or other materials provided to Dundee Securities, and (iii) there are no material facts or circumstances relating to Ivanhoe, Ensyn or any of the subsidiaries of either of them not disclosed to Dundee Securities which would reasonably be expected to affect materially the Dundee Fairness Opinion, including the assumptions used, the procedures adopted or the scope of review undertaken by Dundee Securities in connection therewith.
      In preparing the Dundee Fairness Opinion, Dundee Securities made several assumptions, including that all of the conditions required to complete the Merger would be met without being waived and that the Merger would be completed in the manner contemplated by the Merger Agreement.
      The Dundee Fairness Opinion was rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date of the Dundee Fairness Opinion, the condition and prospects, financial and otherwise, of Ivanhoe, Ensyn and their respective subsidiaries and the state of the RTPtm Technology, in each case as they were reflected in the Information and as they have been represented to Dundee Securities in discussions with management of Ivanhoe. In its analysis and in preparing the Dundee Fairness Opinion, Dundee Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, including the RTPtm Technology, many of which are beyond the control of Dundee Securities or either party involved in the Merger.

Simmons Fairness Opinion
      Simmons has acted as financial advisor to Ensyn with respect to evaluating a merger with Ivanhoe. The Ensyn board of directors instructed Simmons, in its role as financial advisor, to evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by Ensyn stockholders pursuant to the Merger.
      On December 9, 2004, Simmons delivered its oral opinion to the board of directors to the effect that, as of such date and based upon and subject to factors and assumptions set forth in its opinion, which were discussed in greater detail with the board of directors, the Merger Consideration to be received by the Ensyn stockholders pursuant to the transaction in accordance with the Merger Agreement was fair to the Ensyn stockholders from a financial point of view. Simmons confirmed its opinion in writing on December 10, 2004.
      THE FULL TEXT OF THE SIMMONS FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT C TO THIS JOINT MANAGEMENT INFORMATION CIRCULAR/ PROXY STATEMENT AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. THE SUMMARY OF THE SIMMONS FAIRNESS OPINION SET FORTH IN THIS JOINT MANAGEMENT INFORMATION CIRCULAR/ PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE SIMMONS FAIRNESS OPINION. STOCKHOLDERS OF ENSYN ARE URGED TO READ THE SIMMONS FAIRNESS OPINION IN ITS ENTIRETY. IN ARRIVING AT ITS OPINION, SIMMONS DID NOT ASCRIBE A SPECIFIC VALUE TO ENSYN, BUT RATHER MADE ITS DETERMINATION AS TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO BE RECEIVED BY ENSYN STOCKHOLDERS IN THE TRANSACTION ON THE BASIS OF THE FINANCIAL AND COMPARATIVE ANALYSES DESCRIBED BELOW. SIMMONS’ OPINION IS FOR THE USE AND BENEFIT OF THE BOARD OF DIRECTORS AND WAS RENDERED TO THE BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. THE OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION OF ENSYN TO ENGAGE IN THE TRANSACTION CONTEMPLATED BY THE MERGER AGREEMENT. MOREOVER, IT DOES NOT CONSTITUTE A RECOMMENDATION BY SIMMONS TO ANY STOCKHOLDER AS TO HOW THE STOCKHOLDER SHOULD VOTE ON THE MERGER OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.
      In connection with the Simmons Fairness Opinion, Simmons has, among other things, reviewed:

•	a draft of the Merger Agreement and other transaction related documents;

•	the financial statements and other information concerning Ensyn;

•	certain other internal information, primarily financial in nature, concerning the business and operations of Ensyn furnished to Simmons by Ensyn, including financial forecasts;

•	the financial statements and other information concerning Ivanhoe, including the Annual Reports on Form 10-K of Ivanhoe for each of the years in the three-year period ended December 31, 2003, and the Quarterly Reports on Form 10-Q of the Ivanhoe for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	certain other internal information, primarily financial in nature, concerning the business and operations of Ivanhoe furnished to Simmons, including financial forecasts;

•	certain publicly available information concerning the trading of, and the trading market for, the Ivanhoe Shares;

•	certain publicly available information with respect to certain other companies that Simmons believes to be comparable to Ensyn or Ivanhoe and the trading markets for certain of such other companies’ securities;

•	certain publicly available information concerning the estimates of the future operating and financial performance of the comparable companies prepared by industry experts unaffiliated with either Ensyn or Ivanhoe; and

•	certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry.
      In addition, Simmons had discussions with the management of Ensyn and Ivanhoe concerning the business, operations, assets, financial condition and prospects of Ensyn and Ivanhoe, and performed such other financial studies and analyses and took into account such other matters as deemed necessary, including its assessment of general economic, market and monetary conditions.
      Simmons has not independently verified any of the foregoing information and has relied on it being complete and accurate in all material respects. With respect to the financial forecasts, Simmons has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Ensyn’s and Ivanhoe’s management as to the future financial performance of Ensyn and Ivanhoe, respectively. In addition, Simmons has not made an independent evaluation or appraisal of the assets of Ensyn or Ivanhoe, nor has Simmons been furnished with any such appraisals. Simmons has not evaluated any potential tax impacts related to the Merger. SIMMONS WAS NOT REQUESTED TO, AND DID NOT, SOLICIT THIRD PARTY INDICATIONS OF INTEREST IN ACQUIRING ALL OR ANY PART OF ENSYN.
      In preparing the Simmons Fairness Opinion for the board of directors, Simmons performed a variety of financial and comparative analyses, including those described below. The summary of the analyses performed by Simmons, as set forth below, does not purport to be a complete description of the analyses underlying the Simmons Fairness Opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. No company or transaction used in such analyses as a comparison is identical to Ensyn, Ivanhoe, or the transactions contemplated by the Merger Agreement, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operational characteristics and other factors that could affect the public trading or other values of the companies or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are subject inherently to substantial uncertainty.
      In arriving at the Simmons Fairness Opinion, Simmons made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Simmons believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and the Simmons Fairness Opinion. In its analyses, Simmons made numerous assumptions with respect to general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of Ensyn and Ivanhoe and involve the application of complex methodologies and experienced and educated judgment.
     Ivanhoe Valuation Analysis
      Simmons’ valuation of Ivanhoe was based upon an assessment of Ivanhoe as an independent, free standing enterprise without the benefit of any cost savings or operating synergies that may result from the Merger. In determining its valuation of Ivanhoe, Simmons considered the following: (1) comparable transaction analysis for proved reserves, (2) comparable company analysis for proved reserves, (3) project risk assessment analysis, (4) historical sources and uses of cash, (5) historical return on assets and (6) liquidity analysis.

•	Comparable Transaction Analysis for Proved Reserves. Simmons reviewed publicly available information with respect to selected oil and gas, exploration and production transactions in both California and China. Simmons examined sixteen California based transactions that have been consummated since January 3, 2000. Additionally, Simmons examined eight China based transactions that have been consummated since April 1, 1999.

For each transaction, relevant transaction multiples were analyzed including, (i) reserve value, defined as the proportion of the total transaction value allocated to reserves, divided by total proved reserves, and (ii) reserve value divided by daily net production. For California, the appropriate reserve multiple range was determined to be U.S.$4.00 to U.S.$5.00 per barrel of oil equivalent proved reserves. For China, the appropriate reserve multiple range was determined to be U.S.$3.00 to U.S.$4.00 per barrel of oil equivalent proved reserves. The appropriate production multiple range was determined to be U.S.$15,000 to U.S.$25,000 of daily oil production. This methodology yielded valuations that imply a suggested proved reserve value range of U.S.$30 million to U.S.$50 million for Ivanhoe’s proved reserves.

•	Comparable Company Analysis for Proved Reserves. Simmons reviewed publicly available information to compare selected public market trading multiples for Ivanhoe with respective corresponding multiples of certain similar publicly traded companies. Although none of the selected companies is directly comparable to Ivanhoe, Simmons selected a group of companies from the universe of possible companies based on its views as to the comparability of the financial and operating characteristics of exploration and production companies to Ivanhoe. With respect to each such analysis, Simmons made such comparisons with the following companies (the “Comparable Companies”): Brigham Exploration Company, Carrizo Oil & Gas, Inc. and The Exploration Company.

Using publicly available information, Simmons calculated the proved reserve and production growth Ivanhoe would require to trade in-line with the Comparable Companies. Ivanhoe would require proved reserve growth of between 25% and 50% to trade in-line with the Comparable Companies’ proved reserve multiple of U.S.$26.62 per barrel of oil equivalent proved reserves. The proved reserve multiple of each company was obtained by dividing enterprise value by proved reserves. Enterprise value is calculated by adding the market value of each company’s common equity to the sum of the book value of any debt, preferred stock and minority interest, minus excess cash. Proved reserves are based on public company annual filings and adjusted for any publicly announced acquisitions/ divestitures. Ivanhoe would require net production growth in excess of 200% to trade in-line with the Comparable Companies’ production multiple of U.S.$68,766 per daily barrel of oil equivalent. The “production multiple” is calculated by dividing enterprise value by projected 2004 production for each respective company.

•	Project Risk Assessment Analysis. Simmons reviewed Ivanhoe’s inventory of projects and projection of unrisked pretax present values assuming a 10% discount rate and assessed a probability of success for each project. Simmons divided Ivanhoe’s projects into four key segments: (i) proved reserves, (ii) exploration, (iii) heavy-to-light projects (“HTL”) and (iv) gas-to-liquid projects (“GTL”).

Simmons relied primarily on the Comparable Transaction Analysis For Proved Reserves as described above to determine a valuation range of Ivanhoe’s proved reserves between U.S.$30 million and U.S.$50 million. For exploration, Simmons assessed a probability of success ranging from 5% to 15% implying a value between U.S.$72 million and U.S.$144 million. For HTL, Simmons assessed a probability of success ranging from 0% to 20% implying a value between U.S.$74 million and U.S.$108 million. For GTL, Simmons assessed a probability of success ranging from 0% to 2% implying a value between U.S.$0 million and U.S.$56 million. The total suggested enterprise value range for Ivanhoe is U.S.$176 million to U.S.$357 million, based on a U.S.$25.00 per barrel crude oil price and a U.S.$4.50 per MMBtu natural gas price. The value range implies a U.S.$1.08 to U.S.$2.12 Ivanhoe Share price. Based on U.S.$30.00 per barrel crude oil price, Ivanhoe’s implied price per share ranges between U.S.$1.55 and U.S.$3.10.

•	Historical Sources and Uses of Cash. Simmons reviewed Ivanhoe’s historical sources and uses of cash to assess cash inflows and outflows of Ivanhoe. Ivanhoe has issued over U.S.$120 million in equity and U.S.$14 million in debt since 1999. Other sources of cash include asset sales totalling approximately U.S.$56 million since 1999. Ivanhoe’s primary use of cash is capital expenditures totalling approximately U.S.$160 million since 1999. Ivanhoe has written off approximately one-fourth of total capital expenditures over the past five and three-quarter years. At September 30, 2004, Ivanhoe had U.S.$19 million of cash on hand.

•	Historical Return on Assets. Simmons calculated Ivanhoe’s historical return on assets by dividing after-tax EBIT by average plant, property and equipment for the period. After-tax EBIT is defined as net income before interest and taxes multiplied by the effective tax rate of the company. Average plant, property and equipment is defined as the average between the beginning property, plant and equipment as of a beginning date per Ivanhoe’s balance sheet and the ending property, plant and equipment as of an ending date per Ivanhoe’s balance sheet. Since 1999, Ivanhoe’s return on assets has averaged approximately -11%. For the period ending September 30, 2004, Ivanhoe’s return on assets was -3.1%.

•	Liquidity Analysis. Simmons reviewed historical trading volume and historical value traded for Ivanhoe, which actively trades on the NASDAQ Small Cap Market and the TSX under the ticker symbols “IVAN” and “IE,” respectively. Ivanhoe Shares traded an average of 2.0 million, 3.3 million and 3.9 million shares per day for the last 30 days, 90 days and one year respectively. The value traded, defined as the number of Ivanhoe Shares traded multiplied by the Ivanhoe Share price, averaged approximately U.S.$4.8 million, U.S.$8.0 million and U.S.$11.7 million per day for the last 30 days, 90 days, and one year respectively. Based on 250 trading days per year and U.S.$4.8 million of average daily trading value, Simmons determined that it could take between one and six years to fully liquidate U.S.$75 million of Ivanhoe Shares without materially affecting the Ivanhoe Share price.

Ivanhoe Valuation Conclusion
      Considering each of the foregoing analyses, among other things, Simmons concluded that a relevant suggested enterprise value range for Ivanhoe was U.S.$176 million to U.S.$357 million based on a U.S.$25.00 per barrel crude oil price. This reference enterprise value range of Ivanhoe was based on an assessment of the company as an independent, free-standing enterprise without the benefit of any cost savings or operating synergies that may result from the Merger. Adjusting this range for excess cash, minority interest, preferred stock, debt and stock option proceeds, implied an Ivanhoe share price range of U.S.$1.08 to U.S.$2.12 per share. Based on a U.S.$30.00 per barrel crude oil price, the implied Ivanhoe share price ranges between U.S.$1.55 and U.S.$3.10.

Ensyn Valuation Analysis
      Simmons’ valuation of Ensyn’s Petroleum Business was based upon an assessment of Ensyn as an independent, free standing enterprise without the benefit of any cost savings or operating synergies that may result from the Merger. Additionally, Simmons’ valuation of Ensyn was predicated on successful completion of Ensyn’s CDF. In determining a valuation of Ensyn’s Petroleum Business, Simmons assessed three development scenarios for Ensyn’s RTPtm Technology deployment and utilized discounted cash flow analysis, including sensitivity analysis for each respective business model. All discounted cash flow analyses were based on operational and financial assumptions provided by Ensyn management.

•	Discounted Cash Flow Analysis — Carried Interest Participation. The carried interest participation scenario is based on Ensyn partnering with another oil & gas company and contributing the RTPtm Technology in exchange for equity ownership following partner capital recovery. Additionally, Ensyn would receive a throughput based royalty prior to payout. The discounted cash flow analysis implies a suggested Ensyn equity value range of between U.S.$62 million and U.S.$97 million.

•	Discounted Cash Flow Analysis — Working Interest Participation. The working interest participation scenario is based on Ensyn independently developing stranded oil and gas assets. As a result, Ensyn would contribute the RTPtm Technology, exploration and production capital expenditures and RTPtm facility capital expenditures to the project. The discounted cash flow analysis implies a suggested Ensyn equity value range of between U.S.$40 million and U.S.$64 million.

•	Discounted Cash Flow Analysis — Tolling. The tolling scenario is based on Ensyn operating the RTPtm facilities on a fee for service basis without ownership of hydrocarbon reserves. The discounted cash flow analysis implies a suggested Ensyn equity value range of between U.S.$35 million and U.S.$65 million.

Ensyn Valuation Conclusion
      Considering each of the foregoing analyses, among other things, Simmons concluded that the suggested Ensyn equity value range was U.S.$35 million to U.S.$65 million. This range for Ensyn was based on an assessment of Ensyn as an independent, free-standing enterprise without the benefit of any cost savings or operating synergies that may result from the Merger. The range is predicated on the successful completion of Ensyn’s CDF. Prior to the successful completion of the CDF, the value of Ensyn’s Petroleum Business could be as low as U.S.$0.

Risk Factors
      In its presentation to the Ensyn board of directors on December 9, 2004, Simmons highlighted the following risks to Ensyn stockholders of completing the proposed transaction with Ivanhoe:

•	History of negative cash flow. Historically, Ivanhoe revenue generating assets have not funded overhead despite U.S.$160 million of capital investment over the past five and three-quarter years.

•	Potential capital constraints. Based on current and projected cash burn rates, Ivanhoe will require new sources of external capital in the first quarter of 2005.

•	Potential stockholder dilution. Ivanhoe will require external sources of capital to execute large projects that may result in substantial dilution to existing stockholders.

•	Share price volatility. Ivanhoe’s share price has traded between U.S.$0.41 and U.S.$5.80 since January 2003.

•	Dependence on key management who could be near retirement age. Key Ivanhoe international growth initiatives require longstanding relationships and networks. Ivanhoe management is critical to successful execution of current opportunities.

•	Geopolitical risks. Many prospective projects of Ivanhoe are located in countries with significant geopolitical and currency risks.

•	Project execution risks. Ivanhoe’s strategy includes executing projects with minimal human resources. Numerous potential Ivanhoe projects may create management distractions that hinder project execution.

•	Complicated budgeting/planning models. Ivanhoe’s capital allocation decisions rely on a complicated set of independent financial models that limit sensitivity and scenario analysis.
      Simmons is an internationally recognized investment-banking firm specializing in the energy industry and, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. Ensyn selected Simmons as its financial adviser because of Simmons’ experience and expertise. In the ordinary course of its business, Simmons may trade in the debt and equity securities of Ivanhoe for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
      Pursuant to the terms of the engagement of Simmons, Ensyn has paid or has agreed to pay Simmons for its financial advisory services in connection with the transactions contemplated by the Merger Agreement (i) an aggregate of U.S.$100,000 through and including the date of mailing of this joint management information circular/proxy statement and (ii) an additional fee of U.S.$300,000 upon the consummation of the Merger. In addition, Ensyn has agreed to reimburse Simmons for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with the engagement and to indemnify Simmons against certain liabilities or to contribute to payments Simmons may be required to make in respect thereof.
Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of Ivanhoe Shares
      The following is a general discussion of certain anticipated U.S. federal income tax consequences to stockholders of Ensyn as a result of the Merger, the Spin-off Transaction and of holding Ivanhoe Shares. The discussion is based upon the current provisions of the Code, applicable Treasury Regulations, court decisions and administrative rulings and practice, all as in effect on the date hereof and all of which are subject to change, which change could be retroactive and could affect the tax consequences to stockholders of Ensyn. The discussion of the consequences of the Merger relies on the accuracy of certain customary representations made by the management of Ensyn and Ivanhoe. Any inaccuracy of such information or assumptions could affect the conclusions expressed below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a contrary view to the consequences or matters described below, and no ruling from the IRS has been or will be sought regarding the tax consequences of the Merger or of the Spin-off Transaction.
      The discussion in this section addresses only the U.S. federal income tax consequences to Ensyn stockholders who are U.S. Holders. For a discussion of U.S. federal income tax consequences with respect to Ensyn stockholders who are non-U.S. Holders, see “Certain U.S. Federal Income Tax Considerations for non-U.S. Holders of Ensyn Stock” below. The discussion does not purport to discuss all of the U.S. federal income tax consequences applicable to all categories of Ensyn stockholders, and is limited to stockholders and warrant holders who hold Ensyn Shares and Ensyn Warrants as capital assets. The discussion may not fully describe the U.S. federal income tax considerations relevant to certain categories of Ensyn stockholders, such as insurance companies, broker-dealers, individual retirement accounts, dealers in securities, persons who are not U.S. persons and stockholders who acquired their Ensyn Shares upon the exercise of employee stock options or otherwise as compensation. The discussion is not intended to constitute advice to any particular Ensyn stockholder. Accordingly, Ensyn stockholders to which this section applies are urged to consult their own tax advisors as to the specific U.S. federal income tax consequences of the Merger and the Spin-off Transaction to them as well as any additional U.S. federal, state, local or non U.S. tax consequences of the Merger and the Spin-off Transaction in their particular circumstances.

Tax Consequences of the Spin-off Transaction
      A stockholder who receives common stock of ERI Holdings in the Spin-off Transaction will, for U.S. federal income tax purposes, be treated as having received a distribution in an amount equal to the fair market value of the shares received. To the extent that this distribution is paid out of current or accumulated earnings and profits of Ensyn, it will be treated as a dividend and treated as U.S. source income eligible for the dividends received deduction allowed to corporate stockholders under the Code. To the extent that the fair market value of the ERI Holdings common stock distributed exceeds Ensyn’s current or accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the taxpayer’s basis in the stock, and thereafter as a taxable capital gain. It is not expected that Ensyn will have any current or accumulated earnings and profits.

Tax Consequences of the Merger
      Based on the assumptions set forth above, the exchange of Ensyn Shares for Ivanhoe Shares and cash pursuant to the Merger should qualify as a tax-free reorganization for U.S. federal income tax purposes, except to the extent of the cash received. Accordingly, with respect to each Ensyn stockholder to which this section of the joint management information circular/proxy statement applies:

(a) A stockholder of Ensyn should recognize no gain or loss upon the conversion of the stockholder’s Ensyn Shares into Ivanhoe Shares, except that an Ensyn stockholder receiving both cash and Ivanhoe Shares in the Merger will recognize gain (“Recognized Gain”), if any, equal to the lesser of (i) the amount of cash the stockholder receives and (ii) the amount of gain “realized” in the Merger. Any such Recognized Gain will be taxed either as capital gain or as a dividend, as described below. For this purpose, cash and Ivanhoe Shares deposited in the Indemnity Escrow Fund will be treated as received by the Ensyn stockholder as of the Effective Time.

(b) The aggregate tax basis of the Ivanhoe Shares received by an Ensyn stockholder in the Merger (including fractional shares deemed to be received in the Merger) should be the aggregate basis of the Ensyn Shares exchanged therefor, increased by the amount of any Recognized Gain and reduced by the amount of cash received in the Merger.

(c) The holding period of the Ivanhoe Shares received by an Ensyn stockholder should include the holding period of the Ensyn Shares exchanged therefor.
      Neither Ensyn nor Ivanhoe will recognize gain or loss in the transaction. If any of the assumptions noted above proves to be incorrect, or the IRS determines that the characterization of the transaction is not appropriate or if there is any change in the law or applicable Treasury Regulations, the Merger may not qualify as a tax-free reorganization. In such event, Ensyn stockholders will be required to recognize capital gain for U.S. federal income tax purposes equal to the excess of the sum of the cash received and the fair market value of the Ivanhoe Shares received in the exchange over their U.S. tax basis in their Ensyn Shares transferred in the Merger or will have a capital loss equal to the excess of the U.S. tax basis in their Ensyn Shares over the fair market value of the Ivanhoe Shares and cash received. Such capital gain or loss will be long-term capital gain or loss if the holding period in the Ensyn Shares is more than twelve months as of the date of the Merger.

Treatment of Recognized Gain
      If an Ensyn stockholder has Recognized Gain as a result of participation in the Merger, such Recognized Gain may be treated either as ordinary dividend income or as capital gain for U.S. federal income tax purposes. The treatment of Recognized Gain depends on a determination of whether the cash received by the Ensyn stockholder pursuant to the Merger has the effect of a dividend distribution for U.S. federal income tax purposes, by reference to the rules of Sections 356(a)(2) and 302 of the Code. Under Section 356(a)(2) of the Code, each Ensyn stockholder will be treated for tax purposes as if such holder had received only Ivanhoe Shares and immediately thereafter Ivanhoe redeemed a portion of such shares in exchange for cash (in an amount equal to the cash the Ensyn stockholder received in the Merger). The cash received in this deemed redemption will be taxed as capital gain if the cash received by the Ensyn stockholder (a) is a “substantially disproportionate redemption” of stock with respect to such holder, or (b) is “not essentially equivalent to a dividend” with respect to the Ensyn stockholder. However, even if the cash would otherwise be taxed as a dividend under these rules, it will be so treated unless and to the extent that Ivanhoe is treated as having current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, at the time of the Merger. Although Ivanhoe does not generally keep track of its earnings and profits as so determined, it believes that it will have a deficit in earnings and profits at the time of the Merger. Accordingly, the cash payment should, in any event be taxed as a capital gain to an Ensyn stockholder.

Reporting Requirements
      Based on the assumptions set forth above, Section 367(a)(1) of the Code will not apply to an Ensyn stockholder’s surrender of Ensyn Shares pursuant to the Merger (except in the case of an Ensyn stockholder who (i) is or will be a “five-percent transferee shareholder” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and (ii) does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). An Ensyn stockholder who is a “five-percent transferee shareholder” will qualify for the treatment described above only if such stockholder files such a “gain recognition agreement” with the IRS. Any Ensyn stockholder who may be a five-percent transferee shareholder is urged to consult its tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with that filing.
      Each Ensyn stockholder that receives Ivanhoe Shares pursuant to the Merger will be required to file a statement with its U.S. federal income tax return setting forth the stockholder’s basis in the Ensyn Shares surrendered and the fair market value of the Ivanhoe Shares and cash received pursuant to the Merger, and to retain permanent records of these facts relating to the transaction.

Dissenting Shareholders; Fractional Shares
      An Ensyn stockholder who is a U.S. Holder and who, by dissenting from the Merger, receives cash in exchange for his Ensyn Shares will recognize capital gain or loss on the exchange. Gain or loss will be measured by the difference between the amount of cash received and the stockholder’s tax basis in the Ensyn Shares. Such capital gain or loss will be long-term if the holding period for such stock is longer than twelve months as of the date of the Merger.
      If an Ensyn stockholder receives cash in lieu of a fractional Ensyn Share, the stockholder will be required to recognize capital gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s Ensyn Shares allocable to that fractional share. Such capital gain or loss will be long-term capital gain or loss if the Ensyn Share exchanged for the fractional share was held for more than one year at the Effective Time of the Merger.

Tax Consequences of Distributions from the Warrant Escrow Fund
      Any holders of Ensyn Warrants that exercise their Ensyn Warrants after the Effective Time will recognize gain (but not loss) upon the receipt of the Merger Consideration in an amount equal to the lesser of (i) any gain realized on such receipt and (ii) the amount of cash received. In determining the amount of cash received for this purpose it is possible that the amount of cash received will be treated as being reduced by the amount of the exercise price paid by the warrant holder.
      Any distribution (other than Merger Consideration) received by a Securityholder from the Warrant Escrow Fund will be treated as additional consideration received in the Merger. Any portion of such distribution which is deemed to be interest under section 483 of the Code will be taxed to the Ensyn stockholder as ordinary income upon receipt. In addition, the distribution will cause the Ensyn stockholder to recognize gain equal to the lesser of (i) the total gain realized by the Ensyn stockholder on all Merger Consideration received (including amounts received from the Warrant Escrow Fund), less any amount of such gain previously recognized, and (ii) the amount by which the total cash received in (a) the Warrant Escrow Fund distribution, and (b) as part of the Merger Consideration, exceeds any gain previously recognized on the exchange and any amount treated as deemed interest under Section 483. To the extent that any Ivanhoe Shares received in the distribution are treated as interest under Section 483, the Ensyn stockholder will have a basis in such shares equal to the fair market value of the shares on the date of receipt, and the stockholder will have holding period for such shares beginning as of the date of receipt.

Taxation of Dividends
      Unless Ivanhoe is treated as a passive foreign investment company, described below, the gross amount of a dividend or distribution paid on an Ivanhoe Share, including the full amount of any Canadian withholding tax thereon, will be a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits. Provided Ivanhoe is not treated as a passive foreign investment company, described below, with respect to an individual U.S. Holder, certain dividends received before January 1, 2009 from a qualified foreign corporation will be subject to reduced rates of taxation provided such holder holds the Ivanhoe Shares for at least 60 days and certain other conditions are satisfied. As a Canadian corporation, Ivanhoe will be treated as a qualified foreign corporation and such dividends will constitute qualified dividend income taxed as net capital gain. This reduced rate will not be available in all situations, and U.S. Holders should consult their own tax advisors regarding the application of the relevant rules to their particular circumstances.
      To the extent that a distribution exceeds Ivanhoe’s current or accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the taxpayer’s basis in the stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Ivanhoe Shares), and thereafter as a capital gain. Dividends paid by Ivanhoe generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the Code.
      The amount of any distribution with respect to Ivanhoe Shares paid in Canadian dollars will equal the fair market value in U.S. dollars of the Canadian dollars received on the date received by any U.S. Holder, based on the spot exchange rate on such date. U.S. Holders will have a basis in any Canadian dollars distributed with respect to Ivanhoe Shares equal to the U.S. dollar value of Canadian dollars on the date received by the U.S. Holder. Any gain or loss recognized upon a subsequent disposition of Canadian dollars will be U.S. source ordinary income or loss.

      Subject to complex limitations, Canadian withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against the U.S. federal income tax liability of a U.S. Holder. Dividends distributed by Ivanhoe will generally be categorized as “passive income” or, in the case of some holders, as “financial services income,” for purposes of computing allowable foreign tax credits for U.S. tax purposes. For taxable years beginning after December 31, 2006, certain taxpayers may be able to treat financial services income as general category income. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, U.S. Holders may claim a deduction of foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce U.S. tax on a dollar-for-dollar basis.

Taxation of Capital Gains
      Upon the sale or exchange of an Ivanhoe Share, a U.S. Holder generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the Ivanhoe Share. Such gain or loss will be a capital gain or loss. Unless Ivanhoe is treated as a passive foreign investment company, described below, such gain or loss will generally be treated as U.S. source gain or loss. If the U.S. Holder is an individual, any such capital gain derived prior to January 1, 2009 will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitation.

United States Anti-Deferral Provisions
      The Code contains certain “anti-deferral” provisions, including provisions relating to controlled foreign corporations and to passive foreign investment companies which, if applicable, would change the U.S. federal income tax consequences of owning or disposing of Ivanhoe Shares. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made, or income is taxed when realized, but on a basis that eliminates the benefit of any such deferral. As of the date of this joint management information circular/proxy statement, Ivanhoe does not believe that it is a controlled foreign corporation or passive foreign investment company, and accordingly, under current circumstances these anti-deferral provisions will not apply to U.S. Holders of Ivanhoe Shares. However, the determination of Ivanhoe’s status in regard to these provisions is complex, inherently factual and subject to change, and accordingly, there can be no assurance that a U.S. Holder of Ivanhoe Shares will not be subject to one or more of these regimes at some time in the future. Ivanhoe does not undertake to monitor its status as a controlled foreign corporation or passive foreign investment company. U.S. Holders of Ivanhoe Shares are urged to consult their own tax advisors with regard to those provisions and their applicability to a particular U.S. Holder.

United States Information Reporting and Backup Withholding
      Dividend payments with respect to Ivanhoe Shares and proceeds from the sale, exchange or redemption of Ivanhoe Shares may be subject to information reporting to the IRS and possible U.S. backup withholding currently at a 28% rate. Backup withholding will not apply to stockholders of Ensyn, however, if such stockholder furnishes a correct taxpayer identification number and makes any other required certification or if stockholders of Ensyn are otherwise exempt from backup withholding. If stockholders of Ensyn are required to establish their exempt status, such stockholders generally must provide such certification on IRS Form W-9.
      Amounts withheld as backup withholding may be credited against an Ensyn stockholder’s U.S. federal income tax liability, and such stockholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders of Ensyn Stock
      The following is a general discussion of certain anticipated U.S. federal income tax consequences to a beneficial owner of Ensyn Shares that is not a U.S. Holder (a “non-U.S. Holder”) of the Merger, the Spin-off Transaction and of holding Ivanhoe Shares. The discussion is based upon the current provisions of the Code, applicable Treasury Regulations, court decisions and administrative rulings and practice, all as in effect on the date hereof and all of which are subject to change, which change could be retroactive and could affect the tax consequences to stockholders of Ensyn. The discussion of the consequences of the Merger relies on the accuracy of certain customary representations made by the management of Ensyn and Ivanhoe. Any inaccuracy of such information or assumptions could affect the conclusions expressed below. There can be no assurances that the IRS will not take a contrary view to the consequences or matters described below, and no ruling from the IRS has been or will be sought regarding the tax consequences of the Merger or of the Spin-off Transaction.
      Special rules may apply, and the tax consequences of the transactions may be materially different than those described below if the non-U.S. Holder is a “controlled foreign corporation” or a “passive foreign investment company” or if the holder owns more than five percent of the then-outstanding Ivanhoe Shares or is otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, you are strongly encouraged to consult your own tax advisor to determine the particular U.S. federal, state and local and other tax consequences applicable to you.

Tax Consequences of the Spin-off Transaction
      A non-U.S. Holder who receives common stock of ERI Holdings in the Spin-off Transaction, will, for U.S. federal income tax purposes, be treated as having received a distribution in an amount equal to the fair market value of the shares received. To the extent that this distribution is paid out of current or accumulated earnings and profits of Ensyn, it will be treated as a dividend and treated as U.S. source income. U.S. source dividend income is subject to withholding under Sections 1441 and 1442 of the Code at a 30% rate, or if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a non-U.S. Holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. Holder). Under the income tax treaty between Canada and the United States, withholding on dividend income is limited to a 15% rate. It is not expected that Ensyn will have any current or accumulated earnings and profits, and therefore it is expected that no withholding will be required.
      To the extent that the fair market value of the ERI Holdings common stock distributed exceeds Ensyn’s current or accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the taxpayer’s basis in the stock, and thereafter as gain from the sale or exchange of property. Under current law, a non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of a share of common stock unless (i) Ensyn is or has been during the five-year period ending on the date of disposition a “United States real property holding corporation” for U.S. federal income tax purposes (which Ensyn does not believe that it has been or is currently), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. Holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. Holder), (iii) the gain is not described in clause (ii) above, the non-U.S. Holder is an individual who holds the share as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a “tax home” (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a non-U.S. Holder that is described under clause (ii) above, its gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax as described in the second preceding paragraph. An individual non-U.S. Holder that is described under clause (iii) above will be subject to a flat 30% tax gain on the proceeds derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, the individual non-U.S. Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of Ensyn Shares are urged to consult their tax advisors as to the tax consequences of such sale.

Tax Consequences of the Merger
      Based on the assumptions set forth above, the exchange of Ensyn Shares for the Merger Consideration pursuant to the Merger should qualify as a tax-free reorganization for U.S. federal income tax purposes, except to the extent of the cash received. Accordingly, with respect to each non-U.S. Holder to which this section of the joint management information circular/proxy statement applies, no gain or loss should be recognized upon the conversion of Ensyn Shares into the Merger Consideration, except that gain will be recognized to the extent of any cash received by a shareholder. As noted above, subject to certain exceptions, non-U.S. Holders will not be subject to U.S. federal income tax on the recognition of such income.
      An Ensyn stockholder who receives a payment of cash in lieu of a fractional Ensyn Share will be treated as if a fractional Ivanhoe Share were issued to such Ensyn stockholder and redeemed for cash. Such redemption should qualify as a sale or exchange (rather than as a dividend) for U.S. federal income tax purposes, and, subject to certain exceptions, will not be subject to U.S. federal income tax.

Dissenting Stockholders
      An Ensyn stockholder who is a non-U.S. Holder and who, by dissenting from the Merger, receives such cash in exchange for his Ensyn Shares will recognize gain or loss on the exchange. Subject to certain exceptions noted above, non-U.S. Holders will not be subject to U.S. federal income tax on such gain.

Tax Consequences of Distributions from the Warrant Escrow Fund
      Any holders of Ensyn Warrants that exercise their Ensyn Warrants after the Effective Time will recognize gain (but not loss) upon the receipt of the Merger Consideration in an amount equal to the lesser of (i) any gain realized on such receipt, and (ii) the amount of cash received. In determining the amount of cash received for this purpose it is possible that the amount of cash received will be treated as being reduced by the amount of the exercise price paid by the warrant holder. Subject to certain exceptions noted above, non-U.S. Holders will not be subject to U.S. federal income tax on such gain.
      Any distribution received by a non-U.S. Holder from the Warrant Escrow Fund pursuant to his, her or its Participation Rights will be treated as additional consideration received in the Merger, and, subject to certain exceptions, will not be subject to U.S. federal income tax. Any portion of such distribution which is deemed to be interest under Section 483 of the Code will not be treated as U.S. source income and, therefore, will not be subject to withholding.

Taxation of Dividends and Capital Gains with respect to Ivanhoe Shares
      Additional tax consequences to non-U.S. Holders of dividends paid on an Ivanhoe Share, or of capital gains realized upon the sale or exchange of an Ivanhoe Share will be determined under Canadian tax laws. For a discussion of the Canadian federal income tax consequences of the transactions contemplated by the Merger Agreement, see “Material Canadian Federal Income Tax Consequences” below.
      ENSYN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF TRANSACTION AND THE MERGER TO THEM AS WELL AS ANY ADDITIONAL U.S. FEDERAL, STATE, LOCAL OR NON U.S. TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEIR PARTICULAR CIRCUMSTANCES.
Material Canadian Federal Income Tax Consequences
      The following is a summary of the principal Canadian federal income tax consequences, as of the date of this joint management information circular/proxy statement, generally applicable to Canadian holders of Ensyn Shares who, immediately prior to the Merger, consummate the Canadian Transaction. The following summary is generally applicable to Ensyn stockholders who, at all relevant times, for purposes of the Canadian Tax Act are resident or deemed to be resident in Canada, hold their Ensyn Shares and will hold their Ivanhoe Shares as capital property and deal at arm’s length with, and are not affiliated with, Ensyn or Ivanhoe. All Canadian Ensyn stockholders should consult their own tax advisors as to whether, as a matter of fact, they hold their Ensyn Shares and will hold their Ivanhoe Shares as capital property for purposes of the Canadian Tax Act. Certain stockholders to whom the Ensyn Shares may not constitute capital property may elect, in certain circumstances, to have such property treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Canadian Tax Act.
      Certain provisions in the Canadian Tax Act (the “mark-to-market rules”) relating to financial institutions (including certain financial institutions, registered securities dealers and corporations controlled by one more of the foregoing) will preclude such financial institutions from treating their Ensyn Shares and Ivanhoe Shares as capital property for purposes of the Canadian Tax Act. This discussion does not take into account the mark-to-market rules, and stockholders that are financial institutions for purposes of these rules should consult their own tax advisors to determine the tax consequences to them of disposing of Ensyn Shares pursuant to the Canadian Transaction.
      This discussion is based on the current provisions of the Canadian Tax Act and Ensyn’s Canadian counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This discussion takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form, although no assurances can be given that such Tax Proposals will be enacted in the form proposed, if at all.
      Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consideration described herein.
      THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR ENSYN STOCKHOLDER, AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR ENSYN STOCKHOLDER ARE MADE TO ANY PARTICULAR ENSYN STOCKHOLDER TO WHOM THE CANADIAN TRANSACTION IS BEING OFFERED. ACCORDINGLY, ENSYN STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences of Spin-off Transaction
      A Canadian resident stockholder who receives common stock of ERI Holdings by means of the distribution of all of the shares of ERI Holdings will, for Canadian federal income tax purposes, be treated as having received a dividend in kind. The amount of the dividend to the Canadian resident stockholder is the fair market value of the ERI Holdings shares at the time they are received by the stockholder, and any cash received in lieu of fractional shares. The ERI Holdings shares will then have an adjusted cost base equal to the amount of the dividend included in the income of the Canadian resident stockholder. The adjusted cost base of the Ensyn Shares held by the Canadian resident stockholder will not change as a result of the Spin-off Transaction.

Transfer of Ensyn Shares to Ivanhoe under the Canadian Transaction
      The tax consequences to a Canadian resident who enters into the Canadian Transaction and receives the Merger Consideration in exchange for such holder’s Ensyn Shares will differ significantly depending on whether a valid tax election is made in respect of the exchange. The exchange of Ensyn Shares for the Merger Consideration under the Canadian Transaction will generally be a taxable event to a Canadian resident unless a valid tax election is made.

No Tax Election
      An Ensyn stockholder who is a Canadian resident who does not make a valid tax election with Ivanhoe under section 85 of the Canadian Tax Act in respect of particular Ensyn Shares will be considered, at the effective time of the consummation of the Canadian Transaction, to:

•	dispose of their Ensyn Shares for proceeds of disposition equal to the fair market value at that time of their Pro Rata Portion of the Merger Consideration;

•	realize a capital gain (or capital loss) equal to the amount by which those proceeds of disposition exceed (or are less than) the sum of: (1) the Canadian resident stockholder’s “adjusted cost base” of those Ensyn Shares determined immediately before that time, and (2) any reasonable costs of disposition; and

•	acquire the non-cash based Merger Consideration received in exchange for his, her or its Ensyn Shares at a cost equal to the fair market value at that time.
      For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Losses” below.

Tax Election
      Alternatively, an Ensyn stockholder who is a Canadian resident and who is eligible for and who does make a valid tax election with Ivanhoe under section 85 of the Canadian Tax Act in respect of particular Ensyn Shares will be considered, at the effective time of the consummation of the Canadian Transaction, to:

•	dispose of those Ensyn Shares for proceeds of disposition equal to the amount (the “Elected Amount”) that the Canadian resident has elected in the tax election to be the proceeds of disposition for those Ensyn Shares (or is deemed to have so elected under the limitations on permissible Elected Amounts described below);

•	not realize a capital gain (or capital loss) provided that the Elected Amount is equal to the sum of: (1) the Canadian resident’s “adjusted cost base” of those Ensyn Shares determined immediately before that time, and (2) any reasonable costs of disposition;

•	realize a capital gain (or capital loss) to the extent that the Elected Amount exceeds (or is less than) the sum of: (1) and (2) described immediately above; and

•	acquire the Ivanhoe Shares received in the Canadian Transaction at a cost equal to the Elected Amount minus the sum of: (1) any cash received in lieu of a fractional Ivanhoe Share, and (2) the fair market value of the Participation Rights acquired on the exchange.
      For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Losses” below.
      The Canadian Tax Act provides that the Elected Amount cannot be:

•	greater than the fair market value of those Ensyn Shares to which the tax election applies;

•	less than the sum of: (1) any cash received (including cash received in lieu of a fractional Ivanhoe Share) and (2) the fair market value of the Participation Rights acquired on the exchange; or

•	less than the lesser of the Canadian resident’s “adjusted cost base” of the Ensyn Shares and their fair market value, in each case, determined at the effective time of the consummation of the Canadian Transaction.
      If an amount is elected in the tax election that is greater than the permissible maximum or less than the permissible minimum, the Elected Amount is deemed to be that permissible maximum or minimum, respectively. The Elected Amount will first be allocated to any cash consideration received and the fair market value of the Participation Rights. Any remaining portion of the Elected Amount will be allocated to the Ivanhoe Shares.

      An eligible Canadian resident who makes a valid tax election with Ivanhoe at the minimum permissible Elected Amount will not realize a capital gain on the disposition of Ensyn Shares unless the sum of the holder’s “adjusted cost base” of those shares immediately before the Canadian Transaction and any reasonable costs of disposition is less than any cash consideration received, the fair market value of the Participation Rights received and any cash received in lieu of a fractional Ivanhoe Share. In any other circumstance, Canadian residents who choose to receive Ivanhoe Shares and who are eligible to make the tax election with Ivanhoe will generally be able to defer tax for purposes of the Canadian Tax Act on any accrued capital gains on their Ensyn Shares by validly making the tax election at the minimum permissible Elected Amount.
      The federal tax election is a joint election under section 85 of the Canadian Tax Act that Ivanhoe will execute with eligible holders who choose to receive Ivanhoe Shares under the Canadian Transaction. For this purpose, an eligible holder is a beneficial owner of Ensyn Shares who is a Canadian resident, including a partnership any member of which is a Canadian resident, but does not include: (1) any such owner who is exempt from tax under the Canadian Tax Act; or (2) any partnership, all of the members of which who are Canadian residents are also exempt from tax under the Canadian Tax Act. Ivanhoe will only make a tax election with such eligible holders.
      Certain provincial or territorial jurisdictions may require that a separate tax election be filed for provincial or territorial tax purposes. Ivanhoe will also make a joint election with an eligible holder under the provision of any relevant provincial or territorial income tax law with similar effect to section 85 of the Canadian Tax Act. Eligible holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority. Each eligible holder who wishes to make such an election must obtain the necessary provincial or territorial election forms and provide those forms to Ivanhoe.
      Ivanhoe will execute any properly completed tax election forms and mail them to the eligible holder within 90 days after their receipt. Compliance with the requirements for valid tax elections will be the sole responsibility of the eligible holder. Neither Ensyn nor Ivanhoe will be responsible for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to properly file it within the time and in the form prescribed under the Canadian Tax Act (or the corresponding provisions of any applicable provincial or territorial legislation).
      In order to make a tax election, an eligible holder must provide to Ivanhoe, at the address indicated in the tax election package (to be obtained from the Exchange Agent), two signed copies of the necessary tax election forms on or before the 90th day after the consummation of the Canadian Transaction, duly completed with the details of the number of Ensyn Shares transferred in respect of which the eligible holder is making a tax election and the applicable Elected Amount for the purposes of the election. Subject to the election forms complying with the provisions of the applicable tax law, the forms will be returned to the eligible holders, signed by Ivanhoe, for filing by the eligible holders with the relevant tax authority. Ivanhoe has no obligation to sign any forms not received on or before the 90th day after the consummation of the Canadian Transaction.
      A tax election package, consisting of the relevant tax election forms and a letter of instructions, may be obtained from the Exchange Agent. An eligible holder interested in making a tax election should indicate this on the letter of transmittal and election form mailed to the holder by the Exchange Agent following the Closing of the Merger, and a tax election package will be sent to the holder. The relevant federal tax election form is CRA Form T2057 (or, in the event that the Ensyn Shares are held as partnership property, CRA Form T2058).
      In order for the CRA to accept a tax election without a late filing penalty, the tax election must be received by the CRA on or before the earlier of the days on which either Ivanhoe or the eligible holder is required to file an income tax return for the taxation year in which the exchange occurs. Ivanhoe’s tax year is scheduled to end on December 31, 2005. Assuming the exchange occurs prior to December 31, 2005, the tax election will, in the case of an eligible holder who is an “individual,” generally have to be received by the CRA by April 30, 2006. Eligible holders other than “individuals” are urged to consult their own advisors as soon as possible with respect to the deadlines applicable to their own particular circumstances.
      However, regardless of such deadline, the tax election must be received by Ivanhoe at the address to be set out in the tax election package (to be obtained from the Exchange Agent) no later than the 90th day after the effective date of the Canadian Transaction. Any eligible holder who does not ensure that Ivanhoe has received a duly completed tax election on or before the 90th day after the effective date of the Canadian Transaction will not be able to benefit from the rollover provisions of the Canadian Tax Act. Accordingly, all eligible holders who wish to enter into a tax election with Ivanhoe should give their immediate attention to this matter. Eligible holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the tax election. Eligible holders wishing to make the tax election should consult their own tax advisors.
      Whether or not a tax election is made, a Canadian resident that exchanges Ensyn Shares for Ivanhoe Shares and Participation Rights will be required to determine the fair market value of the Participation Rights received on a reasonable basis for purposes of the Canadian Tax Act. Ivanhoe is of the view that the Participation Rights have only nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Ivanhoe intends to execute the tax elections on the basis that the fair market value of the Participation Rights is a nominal amount per Ivanhoe Share issued on the exchange.

Dividends on Ivanhoe Shares
      Dividends on Ivanhoe Shares received or deemed to be received by an “individual” (including most trusts) will be subject to the gross-up and dividend tax credit provisions of the Canadian Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Dividends on such shares received or deemed to be received by a corporation will normally be received free of tax under Part I of the Canadian Tax Act but may be subject to a refundable tax under Part IV of the Canadian Tax Act at the rate of 33 1/3% of the amount of the dividend received.

Redemption or Exchange of Ivanhoe Shares
      The tax treatment of amounts received on a disposition of Ivanhoe Shares depends on whether they are disposed of to Ivanhoe or another person. On a disposition of Ivanhoe Shares to Ivanhoe (i.e., on a retraction or redemption of those shares), a Canadian resident will generally be considered to:

•	realize a deemed dividend equal to the amount by which the proceeds of disposition received from Ivanhoe exceed the “paid-up capital” of those Ivanhoe Shares at that time; and

•	realize a capital gain (or capital loss), equal to the amount by which the proceeds of disposition described above, less the deemed dividend described above, exceed (or are less than) the sum of: (1) the Canadian resident’s “adjusted cost base” of those Ivanhoe Shares determined immediately before the disposition, and (2) any reasonable costs of disposition.
      For a description of the tax treatment of dividends, see “Dividends on Ivanhoe Shares.” In the case of a Canadian resident that is a corporation, in some cases, the deemed dividend may be considered not to be a dividend, but rather proceeds of disposition. For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Capital Losses” below.

Disposition of Ivanhoe Shares other than on Redemption
      On a disposition of Ivanhoe Shares other than to Ivanhoe (whether on a redemption or otherwise), a Canadian resident will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received exceed (or are less than) the sum of: (1) the Canadian resident’s “adjusted cost base” of the Ivanhoe Shares, and (2) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses
      Generally, one-half of any capital gain (“taxable capital gains”) will be included in computing the Canadian resident’s income as a taxable capital gain and one-half of any capital loss (“allowable capital loss”) may be deducted from the Canadian resident’s taxable capital gains in accordance with the rules contained in the Canadian Tax Act. Allowable capital losses in excess of taxable capital gains of the Canadian resident for that year may generally be carried back three years and carried forward indefinitely for deduction against taxable capital gains realized in those years to the extent and under the circumstances specified in the Canadian Tax Act.
      If the Canadian resident holder of Ivanhoe Shares is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such shares may be reduced by the amount of any dividends, including deemed dividends, which have been previously received on such shares to the extent and under the circumstances specified in the Canadian Tax Act. Similar rules may apply where the corporation is a member of a partnership or beneficiary of a trust that owns Ivanhoe Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or beneficiary of a trust that owns Ivanhoe Shares. Canadian residents to whom these rules may be relevant should consult their own tax advisors.
      A Canadian resident that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

Dissenting Ensyn Stockholders
      Canadian-resident holders of Ensyn Shares who dissent from the Merger and comply with the procedures set forth in the DGCL will be considered to have disposed of their Ensyn Shares for proceeds of disposition equal to the amount paid by the surviving corporation to the dissenting stockholder therefor. For a description of the tax treatment of the capital gains and losses, see “Taxation of Capital Gains and Capital Losses” above.

Tax Consequences of Distributions from the Warrant Escrow Fund
      Any distribution received by a Canadian resident holder of Ensyn Shares from the Warrant Escrow Fund pursuant to its Participation Rights will be treated as additional consideration received in the Merger. Any distribution will be treated as proceeds from the disposition of the Participations Rights which will be allocated nominal consideration at the consummation of the Canadian Transaction. Accordingly, the full amount of any distribution will be treated as a capital gain for purposes of the Canadian Tax Act. For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Losses” above.

Tax Consequences to Ensyn Stockholders who do not participate in the Canadian Transaction
      Canadian holders of Ensyn Shares who choose not to participate in the Canadian Transaction will be considered, at the Effective Time to:

•	dispose of their Ensyn Shares for proceeds of disposition equal to the fair market value at that time of their pro rata portion of the Merger Consideration;

•	realize a capital gain (or capital loss) equal to the amount by which those proceeds of disposition exceed (or are less than) the sum of: (1) the Canadian resident stockholder’s “adjusted cost base” of those Ensyn Shares determined immediately before that time, and (2) any reasonable costs of disposition; and

•	acquire their pro rata portion of the Merger Consideration received in exchange for the Ensyn Shares at a cost equal to the fair market value at that time.
      For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Losses” above.
      For a description of the tax treatment of the distribution of the shares of ERI Holdings and any distributions from the Warrant Escrow Fund, see “Tax Consequences of the Spin-off Transaction” and “Distributions from the Warrant Escrow Fund,” respectively, each of which is set forth above.
Source and Amount of Funds
      The U.S.$10 million cash portion of the Merger Consideration is in addition to Ivanhoe’s 2005 capital investment budget of U.S.$79 million for exploration and development activities in the U.S. and China and other project acquisition and development opportunities elsewhere in the world. Ivanhoe plans to fund the cash portion of the Merger Consideration from its existing financial resources and other funding sources that it expects to have available at Closing. In order to fund all of its expenditure commitments and capital investment plans for 2005, Ivanhoe will need to raise significant funds over and above its existing financial resources. Historically, Ivanhoe has relied, and continues to rely, on external sources of financing to meet its capital requirements to continue acquiring, exploring and developing oil and gas properties and to otherwise implement its corporate development and investment strategies. Ivanhoe has, in the past, relied upon equity capital as its principal source of funding. Ivanhoe plans to obtain the future funding it will need through the debt and equity markets, but it cannot assure its shareholders or Ensyn’s stockholders that it will be able to obtain the additional funding it requires in order to fund all of its expenditure commitments and capital investment plans for 2005 or that such funding will be available on commercially acceptable terms. Failure to obtain additional funding will require Ivanhoe to prioritize expenditures, which may result in delaying and potentially losing some valuable business opportunities.
California Fairness Hearing and Permit
      On January 11, 2005, Ivanhoe applied for the issuance of the Permit pursuant to Section 25121 of the California Securities Law. After being duly noticed in accordance with the California Securities Law, the Fairness Hearing on the application was held on February 25, 2005. No person attending the Fairness Hearing expressed any objection to the pertinent transactions or the issuance of the Permit. At the conclusion of the Fairness Hearing, the hearing officer, on behalf of the California Commissioner of Corporations, determined that the issuance of Ivanhoe Shares representing a portion of the Merger Consideration (pursuant to the Merger and the Canadian Transaction) was fair, just and equitable to the interested parties, and ordered that the Permit be issued. As a result, the issuance of the Ivanhoe Shares pursuant to the Merger and the Canadian Transaction is exempt from the registration requirements of the Securities Act, by virtue of Section 3(a)(10) thereunder. Consequently, the Ivanhoe Shares issued in the Merger and pursuant to the Canadian Transaction will be freely tradeable under United States federal securities laws, except for any such shares held by Persons who may be deemed “affiliates” (as defined under the Securities Act) of Ensyn prior to the Merger or of Ivanhoe after the Merger. See “The Merger and Related Transactions — Restrictions on Sales of Ivanhoe Shares Received in the Merger and the Canadian Transaction.”
Listing of Ivanhoe Shares
      The TSX has conditionally approved the listing of a minimum of 30 million Ivanhoe Shares to be issued pursuant to the transactions contemplated in the Merger Agreement. Ivanhoe has agreed to notify the TSX if the number of Ivanhoe Shares to be issued exceeds 30 million. Ivanhoe has applied to have these shares authorized for quotation on the NASDAQ Small Cap Market. Any listing on the TSX or quotation on the NASDAQ Small Cap Market remains subject to Ivanhoe fulfilling certain customary listing and quotation requirements of the TSX and NASDAQ Small Cap Market, respectively, within specified time periods.
Restrictions on Sales of Ivanhoe Shares Received in the Merger and the Canadian Transaction

U.S. Resale Requirements
      The Ivanhoe Shares issued in the Merger and in the Canadian Transaction will not be subject to any restrictions on resale arising under the Securities Act, except for Ivanhoe Shares issued to any Ensyn stockholder who may be deemed to be an “affiliate” of Ensyn prior to the Merger or of Ivanhoe after the Merger for purposes of Rule 144 or Rule 145 under the Securities Act. Ensyn has agreed to use reasonable commercial efforts to cause each person who it expects to be an “affiliate” of Ensyn at the time the Merger Agreement and the Merger are submitted to Ensyn’s stockholders for their approval to enter into an agreement with Ivanhoe providing that the affiliate will not transfer any Ivanhoe Shares received in the Merger or Canadian Transaction, except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, or an exemption from registration under the Securities Act.

Canadian Resale Requirements
      The Ivanhoe Shares issued in the Merger and in the Canadian Transaction will not be subject to any restrictions on resale arising under applicable Canadian provincial securities legislation provided that the selling shareholder is not a “control person” (as defined below), no extraordinary commission or consideration is paid to a person or company in respect of the trade, no unusual effort is made to prepare the market or create a demand for the Ivanhoe Shares, and if the selling shareholder is an insider or officer of Ivanhoe, that shareholder has no reasonable grounds to believe Ivanhoe is in default of Canadian provincial securities legislation. A “control person” is generally defined under Canadian provincial securities legislation to be a person who alone or in combination with others holds a sufficient number of voting rights attached to the securities of an issuer to affect materially the control of the issuer, and a person who alone or in combination with others holds more than 20% of the voting rights attached to securities of an issuer is deemed, in the absence of evidence to the contrary, to hold a sufficient number of voting rights to affect materially the control of the issuer.
Interests of Certain Persons in the Merger
      No director or executive officer of Ivanhoe, nor any associate or affiliate of any such director or executive officer, has any material interest in the Merger Agreement transactions, directly or indirectly, different from, or in addition to, the interests of holders of Ivanhoe Shares.
      When considering the recommendation of Ensyn’s board of directors that Ensyn stockholders vote in favor of the adoption of the Merger Agreement and approval of the Merger, Ensyn stockholders should be aware that some directors and executive officers of Ensyn may have interests in the Merger Agreement transactions that may be different from, or in addition to, the interests of Ensyn stockholders. The Ensyn board of directors knew about these additional interests and considered them, among other matters, when it recommended the adoption of the Merger Agreement and the approval of the Merger. See “The Ensyn Special Meeting — Recommendation of the Ensyn Board of Directors” on page 42.

Acceleration of Options; Amendment of Options
      Under the terms of the Merger Agreement, Ensyn will take all actions necessary to provide that, at least 30 days prior to the Closing, each option outstanding under Ensyn’s stock option plans and EPIL’s stock option plan will become vested and exercisable with respect to all of the shares subject to the option. At the Effective Time, each option outstanding under Ensyn’s stock option plans and EPIL’s stock option plan shall be cancelled. In order to permit holders of EPIL Options to realize the value of their existing options, but at the same time attempt to ensure that Ivanhoe, following the completion of the Merger, owns directly and indirectly, all of the outstanding shares of EPIL, Ensyn intends to grant additional Ensyn Options to the holders of the EPIL Options. These additional Ensyn Options would not be exercisable unless the corresponding EPIL Options held by the recipient had been cancelled or otherwise forfeited. It is expected that the additional Ensyn Options will be granted in such amounts and with such exercise prices so that the value of such additional Ensyn Options approximates, as nearly as practicable, the value of the outstanding EPIL Options.
      As of March 14, 2005, executive officers and directors of Ensyn and its affiliates held options to acquire, directly or indirectly, a total of 116,200 Ensyn Shares (representing approximately 6.36% of the outstanding Ensyn Shares) and 1,140 shares of EPIL common stock (representing approximately 2.51% of the outstanding shares of EPIL).

Post-Merger Board Membership
      Pursuant to the Merger Agreement, as of the Effective Time, Ensyn will be entitled to appoint two individuals to the board of directors of Ivanhoe. Ensyn intends to nominate Dr. Robert G. Graham, Chairman of the Board, Chief Executive Officer and President, and Robert A. Pirraglia, Chief Operating Officer, for appointment to Ivanhoe’s board of directors. Dr. Graham and Mr. Pirraglia will be eligible to receive non-employee director compensation in the same manner as the other outside directors of Ivanhoe.

Indemnification and Insurance
      Ivanhoe has agreed to, and to cause Ensyn, as the surviving corporation in the Merger to, undertake the obligation to indemnify all past and present directors or officers of Ensyn or any of its subsidiaries, and to maintain insurance and indemnification policies for the benefit of current Ensyn directors and officers. In particular, for six years from the Effective Time, Ivanhoe will maintain for the benefit of the current and former directors and officers of Ensyn an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the Effective Time of the Merger covering each person currently covered by the officers’ and directors’ liability insurance policies of Ensyn on terms with respect to coverage and in amounts no less favorable than those of the policies of Ensyn currently in effect. However, Ivanhoe is not required to pay an annual premium for the insurance in excess of 300% of the last annual premium paid by Ensyn. Ivanhoe may also satisfy its obligations by purchasing extended reporting period coverage.
Certain Termination Rights under the Merger Agreement
      As described above, the total number of Ivanhoe Shares issuable to Securityholders will be determined by dividing U.S.$75 million by the Closing Price on the Condition Determination Date, which is the fifth Business Day prior to the date of the Ensyn Meeting, but in any event will not be less than 30 million Ivanhoe Shares. Because the Condition Determination Date is not expected to occur until April 7, 2005 and the market price of Ivanhoe Shares is volatile, the number of Ivanhoe Shares to be issued in connection with the Merger and the market price of such Ivanhoe Shares at the date of issuance is likely to be different from the number and price of Ivanhoe Shares issuable in connection with the Merger had the Closing occurred upon the execution of the Merger Agreement.
      Under the Merger Agreement, Ivanhoe and Ensyn each have the right to terminate the Merger Agreement under the circumstances described in “The Merger Agreement — Termination of the Merger Agreement.” Certain of these termination rights relate to the number and value of the Ivanhoe Shares to be issued in connection with the Merger. Specifically, the Merger Agreement provides that if the Closing Price is not greater than U.S.$1.00 (subject to adjustment in the event of certain changes with respect to Ivanhoe Shares), Ensyn may elect to terminate the Merger Agreement and abandon the Merger, provided that Ensyn exercises this termination right not later than noon (Eastern time) on the second Business Day following the Condition Determination Date. The Merger Agreement also provides that if the Closing Price is such that the number of Ivanhoe Shares to be issued in connection with the Merger will cause the Additional Shares Issuance Condition to occur (generally, if Ivanhoe Shares representing more than 25% of such shares outstanding prior to Ivanhoe entering into the Merger Agreement would be issued), Ivanhoe may terminate the Merger Agreement and abandon the Merger, provided that Ivanhoe exercises this termination right not later than 8:00 p.m. (Eastern time) on the Condition Determination Date. In the event Ivanhoe exercises this termination right, Ivanhoe is required to pay Ensyn a termination fee of U.S.$2.75 million.
Management and Operations Following the Merger
      Ivanhoe intends to integrate Ensyn’s Petroleum Business into Ivanhoe’s existing enhanced oil recovery business unit as soon as possible following the implementation of the Merger. Ivanhoe expects to use the CDF in California to demonstrate the petroleum applications of Ensyn’s RTPtm Technology to potential business venture partners such as national oil companies, private companies owning leases with heavy oil deposits, and crude oil end user companies willing to invest in return for product supplies. Ivanhoe also expects to begin engineering work to design a scaled-up commercial size facility having between 10,000 and 15,000 barrels of raw, heavy crude input. This work will be essential in defining the anticipated costs of the bigger plants Ivanhoe expects will be needed in order to pursue existing project opportunities under Ivanhoe’s memoranda of understanding for the Qaiyarah Field in Iraq and the Castilla/ Chichimene fields in Colombia and for other project opportunities that are in the earlier stages of development. Ivanhoe anticipates continuing to employ, or otherwise utilize the services of, many of the Ensyn technical personnel and contractors who participated in the construction of the CDF and who have, to date, participated with Ivanhoe in the pursuit of potential project opportunities utilizing Ensyn’s RTPtm Technology.

      Ivanhoe is also looking forward to having Dr. Robert G. Graham and Robert A. Pirraglia join the Ivanhoe board of directors. Neither Dr. Graham nor Mr. Pirraglia are expected to exercise any management functions within Ivanhoe, but they are both expected to be of invaluable assistance in integrating Ensyn’s Petroleum Business into Ivanhoe’s existing enhanced oil recovery business unit and in overseeing the implementation of Ivanhoe’s heavy oil upgrading strategy utilizing Ensyn’s RTPtm Technology. During a transition period that is scheduled to end in September 2005, Dr. Graham and Mr. Pirraglia will divide their time between the Petroleum Business and the Renewables Business and will provide EPIL with general management advice, including supervision of its day-to-day operations to the extent reasonably requested by EPIL’s senior management. The Petroleum Business will also have the use, on an as need basis, of certain research and development and lab support, engineering and operations-related services and general administrative services, accounting, finance and treasury support functions, tax coordination and external financial audit support, and computer and communication equipment infrastructure support on a day-to-day basis. The Renewables Business has contracted to provide these services until September 2007. See “Other Transaction Agreements — Amended and Restated Management, Administration and Services Agreement” on page 94.

THE MERGER AGREEMENT
      The following summary describes the material provisions of the Merger Agreement, which is included in this joint management information circular/proxy statement as Exhibit A and is incorporated by reference into this joint management information circular/proxy statement. This summary may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety.
Canadian Transaction
      The Merger Agreement contemplates that Ivanhoe and each of the Canadian-resident holders of Ensyn Shares who elects to do so will enter into the Canadian Exchange Agreement, the terms of which are summarized in “Other Transaction Agreements — Canadian Exchange Agreement.” Immediately prior to the Merger but subsequent to the Spin-off Transaction, Ivanhoe and those Canadian-resident holders of the Ensyn Shares who are parties to the Canadian Exchange Agreement have agreed to effect the Canadian Transaction, pursuant to which such holders will exchange each of their Ensyn Shares for the Merger Consideration they would have received in respect of such Ensyn Shares pursuant to the Merger had such holders not sold their Ensyn Shares to Ivanhoe immediately prior to the Merger. The Canadian Transaction will be null and void in the event that the Merger does not occur promptly thereafter.
Structure of the Merger
      The Merger Agreement provides for the merger of Merger Sub with and into Ensyn. As a result of the transaction, Merger Sub will cease to exist and Ensyn will continue as a wholly owned subsidiary of Ivanhoe.
Completion and Effectiveness of the Merger
      The Merger will become effective when the certificate of merger, which will be filed on the Closing Date, is duly filed with the Secretary of State of the State of Delaware or at such subsequent date or time as the parties specify in the certificate of merger.
      We currently expect that the Merger will be completed shortly after the occurrence of the Ensyn and (if necessary) Ivanhoe special meetings. However, because completion of the Merger is subject to a number of conditions, we cannot predict the actual timing.
Merger Consideration

Ensyn Shares
      Each Ensyn Share issued and outstanding immediately prior to the Closing, other than:

•	treasury shares, shares held by Ivanhoe or any of its subsidiaries (including those shares acquired by Ivanhoe in the Canadian Transaction), or shares held by Ensyn or any of its wholly owned subsidiaries, all of which will be cancelled and shall cease to exist immediately prior to the Effective Time; and

•	shares held by stockholders who comply with all of the provisions of the DGCL concerning the right to require appraisal of their shares, whom we refer to as dissenting stockholders, will automatically be converted into the right to receive the Merger Consideration. The aggregate Merger Consideration consists of U.S.$10 million in cash (although Ensyn stockholders will not receive this full amount of cash as certain expenses and fees of Ensyn as described in the Merger Agreement will be deducted) and that number of Ivanhoe Shares equal to the quotient obtained by dividing U.S.$75 million by the weighted, 10-day average closing price of Ivanhoe Shares on the NASDAQ Small Cap Market, determined five Business Days prior to the scheduled date of the Ensyn Meeting. In no event will the Merger Shares issued be less than 30 million Ivanhoe Shares. In addition, the Merger Consideration includes the right to receive a Pro Rata Portion of the residual proceeds of the Warrant Escrow Fund. Such participation rights are for the benefit of the holders of record, as applicable, of (i) Ensyn Shares as of the Closing Date (before giving effect to the closing of the Canadian Transaction) and (ii) Ensyn Warrants (to the extent the exercise of such warrants occurs after the

Closing Date), and shall not be transferable except by operation of law, upon the bankruptcy of such holder, by will, trust or other testamentary transfer or by gift of sale to a descendent of a record holder, a spouse of a record holder or a descendent of a spouse of a record holder as of the exercise of such Ensyn Warrants.
      No interest will accrue or be paid with respect to the Merger Consideration. The Merger Consideration will be subject to withholding taxes if amounts are required to be so withheld. At the Effective Time of the Merger, Ensyn Shares, Ensyn Options and EPIL Options will automatically be cancelled and will cease to exist.

Certain Adjustments
      If, prior to the completion of the Merger, the outstanding Ivanhoe Shares are changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar change, then the number of Ivanhoe Shares issuable in the Merger Agreement transactions will be adjusted to give the same economic effect pursuant to the Merger Agreement prior to the relevant event.

Fractional Shares
      Ivanhoe will not issue any fractional Ivanhoe Shares in the Merger or any of the other transactions provided for in the Merger Agreement. Each holder of Ensyn Shares exchanged in the Merger or the Canadian Transaction, as applicable, who would otherwise be entitled to receive a fraction of an Ivanhoe Share will receive cash, without interest, instead of a fractional share.

Ensyn Warrants
      Ensyn currently has outstanding warrants to purchase 167,250 Ensyn Shares. Any Ensyn Warrant that remains unexercised after the Effective Time will entitle the holder, upon exercise, to receive the aggregate Merger Consideration that the holder would have received if the holder had exercised such Ensyn Warrant prior to the Effective Time. The aggregate Merger Consideration payable upon the exercise of all Ensyn Warrants that remain unexercised after the Effective Time will be deposited by Ivanhoe in escrow at Closing pursuant to the terms of the Warrant Escrow Agreement, the material terms of which are summarized in “Other Transaction Agreements — Warrant Escrow Agreement.” The Escrowed Warrant Consideration will be distributed as described under “Other Transaction Agreements — Warrant Escrow Agreement” on page 93.
Exchange of Ensyn Stock Certificates; No Further Rights as Ensyn Stockholder
      Promptly following the Closing of the Merger, the Exchange Agent will mail to each record holder of Ensyn Shares a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the Merger Consideration. Only those holders of Ensyn Shares who properly surrender their Ensyn stock certificates in accordance with the Exchange Agent’s instructions will receive the Merger Consideration.
      Immediately following the Closing, each certificate representing Ensyn Shares that has not been surrendered (other than Ensyn Shares to be cancelled in the Merger and Ensyn Shares held by dissenting stockholders) will represent only the right to receive upon surrender of that certificate the Merger Consideration. The surrendered certificates representing Ensyn Shares will be cancelled. After the Merger is effective, each dissenting stockholder will also no longer have any rights as a stockholder of Ensyn with respect to his or her shares, except for the right to receive payment of the judicially-determined fair value of his or her shares pursuant to the DGCL if the stockholder has validly perfected and not withdrawn such right.
      Following completion of the Merger, Ensyn will not register any transfers of Ensyn Shares outstanding on its stock transfer books prior to the Merger.
      Holders of Ensyn Shares should not send in their Ensyn stock certificates until they receive a letter of transmittal from the Exchange Agent, with instructions for the surrender of Ensyn stock certificates.

Distributions with Respect to Unexchanged Shares
      No dividends or other distributions payable with respect to Ivanhoe Shares that have a record date on or after the Closing Date will be paid to a holder of an unsurrendered certificate representing Ensyn Shares until that certificate is properly surrendered in accordance with the terms of the Merger Agreement. Subject to applicable laws, following the proper surrender of any such certificate representing Ensyn Shares, there shall be issued or paid to the holder of the certificate representing such Ensyn Shares the portion of the Merger Shares payable as of the Effective Time (but excluding any portion thereof constituting such certificate holder’s portion of the Indemnity Escrowed Shares) issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable with respect to the Ivanhoe Shares represented by that certificate that have a record date on or after the Closing Date and a payment date on or prior to the date of issuance of that certificate and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to the Ivanhoe Shares represented by that Ivanhoe share certificate that have a record date on or after the Closing Date and a payment date after the date of issuance of that certificate. Any non-cash dividends or other non-cash distributions referred to in the foregoing sentence payable with respect to Indemnity Escrowed Shares shall be deposited into the Indemnity Escrow Fund and any cash or non-cash dividends or other distributions payable with respect to Indemnity Escrowed Warrant Shares shall be deposited into the Warrant Escrow Fund.
Transfers of Ownership and Lost Stock Certificates
      Ivanhoe will issue the Merger Consideration in a name other than the name in which a surrendered Ensyn stock certificate is registered only if the person requesting such exchange presents to the Exchange Agent all documents required by the Exchange Agent to show and effect the unrecorded transfer of ownership and to show that any applicable stock transfer taxes have been paid. If an Ensyn stock certificate is lost, stolen or destroyed, the holder of such certificate will need to execute an affidavit of that fact and may need to post a bond prior to receiving the Merger Consideration.
Unclaimed Amounts
      Any amount held by the Exchange Agent on behalf of the former holders of Ensyn Shares that remains undistributed to the former Ensyn stockholders 180 days after the Closing will be delivered to Ivanhoe upon demand. Following such delivery, former Ensyn stockholders that have not validly exchanged their Ensyn certificates for the Merger Consideration will be required to look to Ivanhoe for payment of the Merger Consideration.
      None of the Exchange Agent, Ivanhoe, Merger Sub or Ensyn will be liable to any holder of Ensyn Shares for any Ivanhoe Shares, dividends, distributions or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
Conditions Precedent to Completion of the Merger Agreement Transactions
      The respective obligations of the parties to the Merger Agreement are subject to a number of conditions customary in similar transactions, including the truth and accuracy of the parties’ respective representations and warranties, the performance or observance of covenants and the absence of material adverse changes in the parties’ respective business, assets or condition, in each case as described below.
      Completion of the transactions contemplated in the Merger Agreement, including the Merger and the Canadian Transaction, depends on a number of conditions being met at or prior to Closing, including, but not limited to, the following:

(a) occurrence of the Spin-off Transaction in accordance with the terms governing such transaction;

(b) the Permit has been issued by the California Commissioner of Corporations and no stop order pertaining to the Permit shall have been threatened, initiated or issued (unless concluded or withdrawn);

(c) adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the issued and outstanding Ensyn Shares;

(d) approval of the issuance of the Ivanhoe Shares by the holders of a majority of the outstanding Ivanhoe Shares if the Additional Shares Issuance Condition occurs;

(e) acceptance by the TSX of the requisite notice by Ivanhoe of the proposed issuance of the Ivanhoe Shares in connection with the Merger Agreement, approval for listing of such Ivanhoe Shares on the TSX, and authorization for quotation of such shares on the NASDAQ Small Cap Market (subject to any customary notifications required to be given upon Closing);

(f) receipt of all governmental consents, approvals and actions required to permit the consummation of the Merger and the other transactions contemplated by the Merger Agreement (including the Canadian Transaction), other than the filing of the certificate of merger with the Secretary of State of the State of Delaware, free of any condition that could reasonably be expected to result in a “material adverse effect” (defined below) to either party;

(g) absence of any governmental laws or orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated in the Merger Agreement, and no governmental entity shall have instituted any proceeding seeking any such laws or orders;

(h) absence of any breach by Ivanhoe in respect of the consummation of the Canadian Transaction;

(i) receipt of an opinion from Ensyn’s U.S. legal counsel that the Merger will qualify as a reorganization under Section 368(a) of the United States Internal Revenue Code of 1986 and from its Canadian counsel that the Canadian Transaction will qualify for Section 85(1) treatment under the Canadian Tax Act;

(j) absence of material breaches of any of the representations and warranties in the Merger Agreement, and in certain cases any breaches, subject to certain exceptions where the representations and warranties may change as a result of the consummation of certain transactions contemplated in the Merger Agreement, and the receipt of a certificate of the chief executive officer and chief financial officer of the representing party to that effect;

(k) material performance of each party’s obligations required to be performed by it under the Merger Agreement at or prior to Closing;

(l) absence of any specified events that would have a “material adverse effect” (defined below) on Ivanhoe or Ensyn;

(m) receipt by the other company of a certificate of the company signed by its secretary certifying as to board resolutions, organizational documents and incumbency;

(n) receipt by Ivanhoe of a certificate of Ensyn signed by its chief financial officer in which Ensyn represents, and the chief executive officer certifies, that, as of the Closing Date, there are no liabilities of Ensyn or any of its subsidiaries (other than ERI or any of its subsidiaries) other than those disclosed in the Merger Agreement or below a certain threshold limit; and

(o) absence of holders of more than 8% of the issued and outstanding Ensyn Shares exercising dissenters’ and appraisal rights.
      In addition, Ivanhoe’s obligation to effect the transactions contemplated in the Merger Agreement is subject to the CDF having satisfied certain technical performance requirements and criteria provided for in the Merger Agreement. The CDF test results have been verified by Muse, Stancil & Co. of Dallas, Texas, an independent consulting firm specializing in the oil and gas sector. Muse, Stancil & Co. has advised Ivanhoe that the data obtained from the CDF process performance tests witnessed by Muse, Stancil & Co. confirmed that the liquid product quality, volume yield and by-product energy yields are consistent with the processing data on the same marker crude in Ensyn’s small-scale pilot equipment in Ottawa, Canada. On the basis of this advice, Ivanhoe has concluded that the CDF has satisfied the technical performance requirements and criteria provided for in the Merger Agreement and that the condition of Closing with respect to such performance has been fulfilled.

      Neither Ivanhoe nor Ensyn may rely on the failure of any condition set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger and the other transactions contemplated in the Merger Agreement.
      “Material adverse effect,” when used in reference to Ivanhoe or Ensyn, means any event, change, occurrence, circumstance or development which, individually or together with any one or more other events, changes, occurrences, circumstances or developments has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the respective company and its subsidiaries (other than, in the case of Ensyn, those subsidiaries which form part of the Spin-off Transaction), taken as a whole, or on the ability of Ivanhoe or Ensyn, as applicable, to perform its obligations under the Merger Agreement or consummate the transactions contemplated in the Merger Agreement; provided, that any effect, condition, change or development involving, arising out of or relating to any of the following will be excluded for this purpose: (i) the existence or terms of the Merger Agreement, the transactions contemplated thereby or the announcement thereof; (ii) changes or conditions affecting generally the industries in which Ivanhoe or Ensyn, as applicable, operates, to the extent the respective company is not disproportionately affected; (iii) changes in economic, regulatory or political conditions generally; and (iv) changes in any laws or orders that apply generally to similarly situated Persons, to the extent the respective company is not disproportionately affected.
      As of the date of this joint management information circular/proxy statement, the conditions described in paragraphs (b) and (f) have been fulfilled.
Representations and Warranties
      The Merger Agreement contains representations and warranties made by Ivanhoe and Ensyn, including those relating to:

•	due organization, corporate power and standing, and other corporate matters of the parties (including Merger Sub);

•	the capital structures of the parties;

•	the authorization, execution, delivery and enforceability of the Merger Agreement;

•	conflicts with organizational documents and contracts, violations of any laws or orders and required governmental consents, approvals and filings;

•	the accuracy of the information, including financial information, each company supplied for inclusion in this joint management information circular/proxy statement;

•	the absence of material changes or events since September 30, 2003, with respect to Ensyn, and December 31, 2003, with respect to Ivanhoe;

•	pending or threatened material litigation;

•	liabilities and obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise;

•	regulatory compliance matters;

•	completion and accuracy of tax filings and payment of taxes;

•	compliance with applicable environmental and other laws;

•	voting requirements pursuant to the Merger Agreement;

•	absence of sensitive payments;

•	the engagement and payment of fees for brokers and financial advisors pursuant to the Merger Agreement; and

•	the delivery of the Dundee Fairness Opinion and the Simmons Fairness Opinion.

      The Merger Agreement also contains representations and warranties of Ensyn relating to the following additional matters:

•	the accuracy and completeness of its minute books and the minute books of each of its subsidiaries;

•	labor relations and non-unionized workforce;

•	outstanding Ensyn Options and EPIL Options;

•	the applicability of state takeover statutes and takeover provisions in Ensyn’s certificate of incorporation;

•	material contracts, real property leases, options and other agreements, and personal property;

•	benefit plans and the absence of excessive parachute payments;

•	interested party transactions and intercompany loans;

•	matters relating to the intellectual property and software of the company and its subsidiaries (post Spin-off Transaction);

•	insurance matters relating to the company and its subsidiaries;

•	books and records, accounting records and internal controls;

•	“affiliates” within the meaning of Rule 145 of the Securities Act; and

•	Spin-off Transaction matters, including division of liabilities and going concern matters.
      The Merger Agreement also contains representations and warranties of Ivanhoe relating to the following additional matters:

•	documents Ivanhoe filed with the SEC and the accuracy of information contained in those documents;

•	availability of funds to pay the Merger Consideration;

•	absence of reliance on any outside information; and

•	compliance with certain Sarbanes-Oxley Act of 2002 matters.
      The representations and warranties given by Ensyn and Ivanhoe are subject to materiality and knowledge qualifications in many respects, and expire upon completion of the Merger.
Conduct of Operations Before Completion of Merger Agreement Transactions

General Restrictions on Ensyn’s Interim Operations
      Except as contemplated by the Merger Agreement (including matters directly related to the consummation of the Spin-off Transaction), Ensyn has agreed to restrictions on its and each of its subsidiaries’ activities until either completion of the Merger or termination of the Merger Agreement. In general, Ensyn and its subsidiaries are required to conduct their operations in the ordinary course consistent with past practice and use reasonable commercial efforts to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve the goodwill of their customers, suppliers and other Persons with whom they have business relations.
      Subject to specific exceptions, Ensyn has also agreed that, without the prior written consent of Ivanhoe, neither it nor its subsidiaries will do any of the following, unless permitted by the Merger Agreement:

•	amend the certificate of incorporation, by-laws, certificates of designation or other comparable charter or organizational documents of Ensyn or any of its subsidiaries;

•	split, combine, or reclassify any of its common stock;

•	make, declare or pay any dividends (other than dividends paid by wholly owned subsidiaries, the distribution of the stock of ERI Holdings pursuant to the Spin-off Transaction or dividends, at Ensyn’s sole discretion, of cash received by Ensyn or EPIL in connection with the exercise of Ensyn Options or

Ensyn Warrants or EPIL Options) or distribution, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of its common stock;

•	issue, deliver or sell any additional Ensyn Shares or any securities convertible or exchangeable into or exercisable for any Ensyn Shares or such securities (except pursuant to the exercise of Ensyn Options or Ensyn Warrants that are outstanding as of the date of the Merger Agreement, and other than options to acquire shares of Ensyn’s or EPIL’s common stock or Ensyn Shares issued in compliance with one of the items listed herein);

•	enter into any contractual arrangement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its common stock;

•	except for increases in salary, wages and benefits of officers or employees consistent with past practice, in conjunction with new hires, promotions or other changes in job status or pursuant to existing collective bargaining agreements, (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees, (ii) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements, plans or policies), or enter into any employment or severance agreement with, any director, officer or other employee or (iii) establish, adopt, enter into, amend or take any action to accelerate rights under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable laws;

•	acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any assets, including the common stock of its subsidiaries (other than the disposition of ERI Holdings and its subsidiaries pursuant to the Spin-Off Transaction and other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of raw materials, supplies and equipment, in either case in the ordinary course of business consistent with past practice);

•	incur, assume or prepay any long term indebtedness or incur or assume any short term indebtedness (including, in either case, by issuance of debt securities), other than in the ordinary course of business consistent with past practice under existing lines of credit;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, other than a wholly owned subsidiary of the company (excluding ERI Holdings and its subsidiaries);

•	make any loans, advances or capital contributions to, or investments in, any other Person except (A) in the ordinary course of business consistent with past practice and (B) in connection with its option plans and Ensyn Options, but only to the extent such loans, advances, contributions or investments are no longer outstanding as of the Closing;

•	make any loans to its directors or officers, except in connection with its option plans and Ensyn Options, but only to the extent such loans are no longer outstanding as of the Closing;

•	terminate, cancel, request or agree to any material change in any contractual arrangement, or enter into any contractual relationship that would be material to Ensyn and its subsidiaries (excluding ERI Holdings and its subsidiaries), taken as a whole, in either case other than in the ordinary course of business or other than to the extent such action relates solely to the business of ERI Holdings and with respect to which neither Ensyn nor any of its subsidiaries (excluding ERI Holdings and its subsidiaries) will have any liability or obligation;

•	make or authorize any material capital expenditure, other than in connection with the CDF;

•	make any change in any tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to (i) conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles or (ii) effect a change in its tax year;

•	waive, release, assign, settle or compromise any material rights, claims or litigation, except to the extent that such waiver, release, assignment, settlement or compromise (i) would not create a liability of Ensyn or its subsidiaries that would remain outstanding following the Closing or affect the value of any intellectual property owned by, licensed to or used by it or any of its subsidiaries in connection with the Petroleum Business or (ii) relates solely to rights, claims or litigation of ERI Holdings and its subsidiaries;

•	pay, discharge or satisfy any material liabilities, other than in the ordinary course of business consistent with past practice and except for expenses relating to the CDF and Ensyn’s Advisor Expenses;

•	enter into any restrictive contractual arrangement that would limit or otherwise restrict Ensyn or any of its subsidiaries, or any of their successors (other than to the extent such action relates solely to the Renewables Business and with respect to which neither it nor any of its subsidiaries (excluding ERI Holdings and its subsidiaries) will have any liability or obligation), or that would, after the Closing, limit or otherwise restrict Ivanhoe or any of its subsidiaries or any of their successors;

•	grant any license with respect to intellectual property, other than any licenses granted to Ivanhoe or its subsidiaries or otherwise permitted by the Merger Agreement;

•	take any action or omit to take any action that causes any of its intellectual property to become invalidated, abandoned or dedicated to the public domain or which would terminate, modify or amend any intellectual property or license thereunder granted to the Petroleum Business;

•	create any new subsidiaries, other than ERI Holdings;

•	take any action that would reasonably be expected to result in any of its representations or warranties under the Merger Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Closing or omit to take any action necessary to prevent any such representation or warranty from becoming untrue or inaccurate in any material respect at such time; or

•	authorize or commit to do any of the foregoing.

Additional Restrictions on Ivanhoe’s Interim Operations
      Ivanhoe has agreed that it will use its reasonable commercial efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the goodwill of its customers, suppliers and other Persons with whom it has business relationships. In addition, Ivanhoe has agreed that, unless permitted by the Merger Agreement, it will not do any of the following:

•	amend its certificate of incorporation or by-laws;

•	amend the certificate of incorporation of Merger Sub;

•	make, declare or pay any extraordinary cash dividend or make any distribution or payment with respect to any shares of its common stock, or redeem, purchase or otherwise acquire any shares of its common stock or any warrant, conversion right or other right to acquire such shares (other than repurchases of common stock or such options, warrants or rights from departing employees or in connection with cashless exercises of stock options) or make any commitment for any such action;

•	adjust, split, combine or reclassify its common stock without complying with any applicable provisions in the Merger Agreement;

•	take any action that would reasonably be expected to result in any of its representations or warranties under the Merger Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Closing or omit to take any action necessary to prevent any such representation or warranty from becoming untrue or inaccurate in any material respect at such time;

•	issue Ivanhoe Shares in excess of 25% of the number of Ivanhoe Shares outstanding as of the date of the Merger Agreement, excluding (i) Ivanhoe Shares issued in connection with the exercise of Ivanhoe stock options or other securities issued to employees or consultants that are convertible into Ivanhoe Shares and (ii) Ivanhoe Shares constituting Merger Consideration;

•	enter into any agreement which would conflict with (in any material respect) or prevent, materially delay or otherwise materially inhibit the consummation of the transactions contemplated by the Merger Agreement; or

•	authorize or commit to do any of the foregoing.
Ensyn Prohibited from Soliciting Other Offers
      Under the terms of the Merger Agreement, subject to specific exceptions described below, Ensyn has agreed that neither it, any of its subsidiaries nor any of their respective directors, officers or senior employees will, and Ensyn will use reasonable commercial efforts not to permit representatives of Ensyn or its subsidiaries to, do any of the following:

•	solicit, initiate, knowingly encourage or take any other action that might reasonably be expected to lead to the submission of any Takeover Proposal;

•	engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to Ensyn or any of its subsidiaries (following the Spin-off Transaction) or any Ensyn assets to any Person that has made or, to the knowledge of Ensyn, may reasonably be expected to make any Takeover Proposal;

•	approve, endorse or recommend any Takeover Proposal;

•	enter into any agreement in principle, arrangement, understanding or contract relating to any Takeover Proposal; or

•	grant any waiver or release under any standstill or similar contract relating to Ensyn or its subsidiaries to which it or any of its subsidiaries is a party.
      Under the Merger Agreement, Ensyn is obligated to notify Ivanhoe in writing within 24 hours after receipt of (i) any Takeover Proposal, (ii) any request for non-public information relating to Ensyn or any of its subsidiaries (other than information relating solely to the Renewables Business) or (iii) any request for access to Ensyn’s assets by any Person that has made or, to the knowledge of Ensyn, may reasonably be expected to make any Takeover Proposal. Ensyn must promptly inform Ivanhoe, prior to the vote of the Ensyn stockholders, of the Takeover Proposal, of the material terms, the identity of the person or group making it and, if available, a copy of such Takeover Proposal. Ensyn also must keep Ivanhoe reasonably updated as to the status and details of the Takeover Proposal.
      If Ensyn complies with the aforementioned paragraph, Ensyn or its board of directors may, prior to the vote of the Ensyn stockholders at the Ensyn Meeting, engage in discussions or negotiations with, or furnish or disclose any non-public information relating to Ensyn or any of its subsidiaries or assets to, any Person who has made a bona fide, written and unsolicited Takeover Proposal which the board of directors of Ensyn has determined, in good faith and by a majority of the entire board, after consultation with its financial advisor, is reasonably likely to result in a Superior Proposal so long as (A) Ensyn’s board of directors has determined, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of Ensyn, (B) Ensyn has caused such Person to enter into a confidentiality agreement and (C) Ensyn has concurrently disclosed or made available the same such non-public information to Ivanhoe. If such discussions or negotiations lead to a definitive agreement providing for the implementation of a Superior Proposal, Ensyn may enter into such definitive agreement, but only so long as (A) its board of directors, acting reasonably, in good faith and by a majority of the entire board, approves such definitive agreement, (B) the board has determined, after consultation with an independent financial advisor, that such bona fide, written and unsolicited Takeover Proposal constitutes a Superior Proposal, (C) such definitive agreement is conditioned upon the termination of the Merger Agreement in accordance with its terms and (D) Ensyn notifies Ivanhoe in writing of its intention to terminate the Merger Agreement pursuant to the terms of such agreement.

Regulatory Filings; Obtaining Consents
      Ivanhoe and Ensyn have agreed to use their reasonable commercial efforts to:

•	take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable law or otherwise to complete the transactions contemplated in the Merger Agreement as promptly as practicable;

•	obtain any consents, approvals or other authorizations required to be obtained by either party or its subsidiaries; and

•	make all necessary filings and notifications with respect to the Merger Agreement required under applicable federal, state and foreign corporate securities laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and antitrust and competition laws of any other applicable jurisdiction, the rules and regulations of the TSX and NASDAQ Small Cap Market and any other applicable law.
      Additionally, Ivanhoe and Ensyn are required to:

•	use reasonable commercial efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the transactions contemplated in the Merger Agreement;

•	promptly notify the other party of any pending or threatened action, proceeding or investigation by any governmental entity or any other person challenging or seeking damages or notice pursuant to the Merger Agreement, seeking to restrain or prohibit the Merger or, in the case of Ensyn, otherwise seeking to limit the right of Ensyn or its subsidiaries to own or operate all or any portion of their businesses or assets;

•	cooperate and use reasonable commercial efforts to obtain the agreement of the holders of the Ensyn Warrants to exercise the warrants prior to completion of the Merger; and

•	promptly notify the other of any event, change, occurrence, circumstances or development which makes any of the representations or warranties of the company contained in the Merger Agreement untrue or inaccurate, or could cause any of the conditions not to be satisfied.
Termination of the Merger Agreement

Termination by Ivanhoe or Ensyn
      Either Ensyn or Ivanhoe, by action of its respective boards of directors, may terminate the Merger Agreement and abandon the Merger at any time prior to completion of the Merger, whether before or after adoption of the Merger Agreement and approval of the Merger by Ensyn stockholders or the approval of the share issuance by Ivanhoe shareholders:

•	upon receipt of the written consent of the other party to do so;

•	if the Merger is not consummated by May 15, 2005 (which may be extended by either party to July 14, 2005 in the event the consummation of the Merger has been delayed due to a governmental suit, action, order or proceeding seeking to restrain or prohibit the Merger or any of the transactions provided for in the Merger Agreement);

•	if any laws shall permanently prohibit the Merger;

•	if any governmental entity issues a final and nonappealable order or takes any other action, including withholding or denying consent (which order or other action the parties shall have used their reasonable commercial efforts to resist, resolve or lift), permanently restraining, enjoining or otherwise prohibiting the Merger;

•	if the Merger Agreement is not adopted by Ensyn stockholders; or

•	if the Additional Shares Issuance Condition occurs and the issuance of Ivanhoe Shares is not approved by Ivanhoe shareholders.

Termination by Ivanhoe
      Ivanhoe, by action of the Ivanhoe board of directors, may also terminate the Merger Agreement and abandon the Merger at any time prior to completion of the Merger, whether before or after adoption of the Merger Agreement and approval of the Merger by Ensyn stockholders or the approval of the share issuance by Ivanhoe shareholders:

•	if (i) Ensyn approves, endorses or recommends a Superior Proposal, (ii) Ensyn enters into an agreement in principle, arrangement or understanding or a contractual relationship relating to a Superior Proposal, (iii) a tender offer or exchange offer for any outstanding Ensyn Shares is commenced and the board of directors of Ensyn fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position in advising its stockholders) within ten Business Days following such commencement, or (iv) Ensyn publicly announces its intention to do any of the foregoing;

•	if Ensyn exempts any Person other than Ivanhoe or any of its Affiliates from the provisions of Section 203 of the DGCL;

•	if Ensyn breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would give rise to the failure of certain conditions contained in the Merger Agreement and (ii) cannot reasonably be, or has not been, cured by Ensyn within 30 calendar days after Ensyn’s receipt of written notice of such breach from Ivanhoe;

•	if the Additional Shares Issuance Condition occurs and Ivanhoe provides notice to terminate the Merger Agreement not later than 8:00 p.m. (Eastern time) on the Condition Determination Date; or

•	if Ensyn’s board of directors fails to make, withdraws, or modifies or amends in any manner adverse to Ivanhoe, its recommendations in relation to the Merger Agreement and the Merger.

Termination by Ensyn
      Ensyn, by action of its board of directors, may also terminate the Merger Agreement and abandon the Merger at any time prior to completion of the Merger, whether before or after adoption of the Merger Agreement and approval of the Merger by Ensyn stockholders or the approval of the share issuance by Ivanhoe shareholders:

•	if, prior to obtaining the requisite vote of Ensyn stockholders approving the Merger Agreement, Ensyn enters into a definitive agreement, arrangement or understanding providing for the implementation of a Superior Proposal, so long as:

(i)	it has not breached any of its obligations under the Merger Agreement;

(ii)	it enters into a binding written agreement, that is conditioned upon the termination of the Merger Agreement in accordance with its terms, concerning a transaction that constitutes a Superior Proposal and notifies Ivanhoe in writing either that it has entered into or that it intends to enter into such an agreement, attaching the most current version of such agreement;

(iii)	during the three day period following Ivanhoe’s receipt of such notice, (A) it offers to negotiate with (and, if accepted, negotiates with), and causes its financial and legal advisors to offer to negotiate with (and, if accepted, negotiates with), Ivanhoe to attempt to adjust the terms and conditions of the Merger Agreement such that Ensyn can proceed with the Merger and (B) the Ensyn board of directors concludes, after considering the results of such negotiations and the revised proposals made by Ivanhoe, if any, that any Superior Proposal giving rise to such notice continues to be a Superior Proposal;

(iv)	such termination occurs within two Business Days following the three day period referred to above; and

(v)	simultaneously with such termination, it pays the termination fee (discussed below) together with a written acknowledgment from each party to the Superior Proposal that it is aware of the amounts due to Ivanhoe and that such party waives any right it may have to contest any such amounts payable under the Merger Agreement;

•	if Ivanhoe has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which would give rise to the failure of certain conditions set forth therein and cannot reasonably be, or has not been, cured by Ivanhoe within 30 calendar days after Ivanhoe’s receipt of written notice of such breach; or

•	if the Closing Price is not greater than U.S.$1.00 (provided that this termination right is exercised not later than noon (Eastern time) on the second Business Day following the Condition Determination Date).
Termination Fee
      Ensyn has agreed to pay Ivanhoe a termination fee of U.S.$2.75 million if:

•	it terminates the agreement in connection with a Superior Proposal (as discussed above);

•	its board of directors fails to make, withdraws, or modifies or amends in any manner adverse to Ivanhoe, its recommendations in relation to the Merger Agreement and the Merger; or

•	(A) a Takeover Proposal is made or proposed to Ensyn or its stockholders or otherwise publicly announced, (B) the Merger Agreement is terminated by either party pursuant to its terms and (C) within nine months following the date of such termination, Ensyn or any of its subsidiaries enters into an agreement, arrangement or understanding providing for the implementation of any proposal to acquire more than 50% of Ensyn.
      Ivanhoe has agreed to pay Ensyn a termination fee of U.S.$2.75 million if:

•	the Additional Shares Issuance Condition occurs and Ivanhoe notifies Ensyn it has chosen to terminate the Merger Agreement; or

•	the Additional Shares Issuance Condition occurs but the issuance of Ivanhoe Shares is not approved by Ivanhoe shareholders at a duly held meeting or adjournment thereof.
Indemnification
      The Securityholders that receive Merger Consideration for their Ensyn Shares or Ensyn Warrants, as applicable, have agreed to indemnify and hold harmless Ivanhoe, Merger Sub, the surviving corporation of the Merger, and their respective Affiliates, directors, officers, employees and other representatives, from and against all liabilities arising out of or resulting from:

•	any breach of any representation, warranty or covenant made by Ensyn in the Merger Agreement or in certificates delivered by Ensyn at the Closing, except if any such breach was disclosed in the certificate to be delivered by Ensyn at the Closing and arose after December 11, 2004 but prior to the Closing Date;

•	any breach of any representation, warranty or covenant made by the parties to the Distribution Agreement, which Agreement is summarized in “Other Transaction Agreements — Distribution Agreement”;

•	any taxes for periods prior to the Closing for which Ensyn has liability, including taxes arising out of any transactions contemplated by the Merger Agreement;

•	any costs associated with cancelling or otherwise eliminating any EPIL Options or EPIL common stock that remain outstanding following the Closing, to the extent any payments made to cancel such options or stock exceed the amount of Merger Consideration that would have been paid if such options or stock had been exchanged for Ensyn Shares prior to the Closing; and

•	certain other liabilities that, consistent with the representations, warranties and covenants made by Ensyn in the Merger Agreement, should not be borne by Ivanhoe.
      Ivanhoe and the surviving corporation of the Merger have agreed to indemnify and hold harmless the Securityholders from and against all liabilities arising out of or resulting from any breach of any representation, warranty or covenant made by Ivanhoe or Merger Sub in the Merger Agreement or in the certificate delivered by Ivanhoe at the Closing.
      The maximum liability under the Merger Agreement of any Securityholder is limited to, and will be paid solely from, such Securityholder’s Pro Rata Portion of the Indemnity Escrow Fund or Indemnity Warrant Escrowed Shares, as more fully described under “Other Transaction Agreements — Indemnity Escrow Agreement” and “Other Transaction Agreements — Warrant Escrow Agreement.” In addition, the indemnification obligations of the Securityholders with respect to the breaches of certain representations and warranties are limited to certain deductible amounts. The maximum liability under the Merger Agreement of Ivanhoe is limited to U.S.$25 million, and its indemnification obligations with respect to certain representations and warranties are limited to certain deductible amounts.
Amendment; Waiver
      The Merger Agreement may be amended in writing by the parties by action of their directors at any time prior to the Closing, so long as no amendment that requires stockholder approval under applicable laws shall be made without the requisite approval of those stockholders.
      At any time prior to Closing, the parties may:

•	extend the time for the performance of any of the obligations of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

•	subject to applicable laws, waive compliance with any of the covenants or conditions contained in the Merger Agreement.
      However, after approval of the share issuance by Ivanhoe shareholders, no extension or waiver may be made without further shareholder approval which, by law or in accordance with the rules of NASDAQ Marketplace or the TSX, requires further approval by Ivanhoe shareholders.
Expenses and Related Matters Relating to Termination
      If the Merger Agreement is terminated because of any factor not exclusively controllable by Ensyn or its stockholders, Ivanhoe shall reimburse Ensyn up to U.S.$1 million for Ensyn’s reasonable, documented, out-of-pocket expenses incurred in connection with the Merger Agreement.
Securityholders’ Representative
      In approving the Merger Agreement, Ensyn stockholders will, without any further act required of them, consent to the appointment of the Securityholders’ Representative as the Securityholders’ agent and attorney-in-fact for and on behalf of each Securityholder to, among other things:

•	give and receive notices and communications on their behalf with respect to any matters relating to the Merger Agreement or the Escrow Agreements;

•	enter into and perform under the Escrow Agreements;

•	authorize delivery of Indemnity Escrowed Shares or Indemnity Escrowed Warrant Shares or other property from the Indemnity Escrow Fund or Warrant Escrow Fund (as the case may be) to Ivanhoe, Merger Sub or Ensyn (as the surviving corporation in the Merger), their respective Affiliates and representatives and each of their respective successors or permitted assigns;

•	object to an indemnification claim made by Ivanhoe;

•	agree, negotiate, enter into settlements and compromises, demand arbitration and comply with orders of courts and awards of arbitrators with respect to any claim for indemnification made by Ivanhoe;

•	litigate, mediate, arbitrate, defend, enforce or take any other actions and execute and perform under any other documents that the Securityholders’ Representative deems advisable in connection with enforcing any rights or obligations or defending any claim or action under the Merger Agreement; and

•	sign receipts, consents or other documents in connection with the Securityholders’ Representative’s duties as described above.
      The Securityholders’ Representative is entitled to receive a fee of U.S.$250.00 per hour for time spent in fulfilling his or her duties and obligations under the Merger Agreement and Escrow Agreements. These fees are payable out of the Indemnity Escrow Fund and Indemnity Escrowed Warrant Shares, as more fully described under the section entitled “Other Transaction Agreements — Indemnity Escrow Fund Agreement” on page 92 of this joint management information circular/ proxy statement.
      The Securityholders’ Representative may not be held personally liable for any losses incurred by him or her in connection with the Securityholders’ Representative’s performance of his or her duties or obligations under the Merger Agreement or the Escrow Agreements and is entitled to be reimbursed for any such losses, first, out of any funds otherwise distributable to the Securityholders (including amounts distributable under the Escrow Agreements) and, then, by the Securityholders themselves.
      The Securityholders’ Representative may be removed or replaced (in the event that the Securityholders’ Representative dies, becomes disabled, resigns or otherwise becomes unable to fulfill his responsibilities) by those Securityholders having an interest in the majority of the Indemnity Escrowed Shares then held in the Indemnity Escrow Fund.

OTHER TRANSACTION AGREEMENTS
      The following summary describes the material provisions of certain other transaction agreements entered into or to be entered into in connection with the transactions contemplated by the Merger Agreement. The form of each agreement summarized below is attached as an exhibit to the Merger Agreement, which is included in this joint management information circular/ proxy statement as Exhibit A and is incorporated by reference into this joint management information circular/ proxy statement. This summary may not contain all of the information about the other transaction agreements that is important to you. We encourage you to carefully read the other transaction agreements in their entirety.
Canadian Exchange Agreement
      The Canadian Exchange Agreement provides that Ivanhoe will purchase Ensyn Shares from each Canadian resident holder thereof who elects to participate in the Canadian Transaction (each a “Participating Stockholder”) for the Merger Consideration such Participating Stockholder would have received in respect of his, her or its Ensyn Shares pursuant to the Merger had such Participating Stockholder not sold its Ensyn Shares to Ivanhoe immediately prior to the Merger. The Canadian Transaction will occur immediately prior to the Merger (but subsequent to the Spin-off Transaction). The Canadian Transaction will be null and void in the event the Merger does not occur promptly after the completion of the Canadian Transaction.
      Under the Canadian Exchange Agreement, each Participating Stockholder agrees to be subject to the terms of the Merger Agreement as if such Participating Stockholder were participating in the Merger. In particular, each Participating Stockholder agrees to be severally, but not jointly, liable for the obligations of the Securityholders who are participating in the Merger, including the indemnification obligations set forth in Article VIII of the Merger Agreement, which are summarized in “The Merger Agreement — Indemnification.” In addition, each Participating Stockholder consents and agrees to:

•	the establishment of the Indemnity Escrow Fund;

•	the terms of the Indemnity Escrow Agreement, which are summarized in “Other Transaction Agreements — Indemnity Escrow Agreement”;

•	the establishment of the Warrant Escrow Fund;

•	the terms of the Warrant Escrow Agreement, which are summarized in “Other Transaction Agreements — Warrant Escrow Agreement”;

•	the establishment of the Securityholders’ Representative Fund; and

•	the terms of the Securityholders’ Representative Fund Escrow Agreement, which are summarized in “Other Transaction Agreements — Securityholders’ Representative Fund Escrow Agreement.”
      The obligation of Ivanhoe to complete the Canadian Transaction with respect to each Participating Stockholder is subject to the satisfaction or waiver of the following conditions:

•	the satisfaction or waiver of each of the closing conditions to the Merger set forth in the Merger Agreement, which are summarized in “The Merger Agreement — Conditions Precedent to Completion of the Merger Agreement Transactions,” other than the condition that the Canadian Transaction shall have occurred;

•	the truth and accuracy of the Participating Stockholder’s representations and warranties in the Canadian Exchange Agreement;

•	the material performance of the Participating Stockholder’s obligations under the Canadian Exchange Agreement at or prior to the closing of the Canadian Transaction; and

•	the delivery of the Canadian Exchange Agreement duly executed and completed by the Participating Stockholder.

      The obligation of each Participating Stockholder to complete the Canadian Transaction is subject to the satisfaction or waiver of the following conditions:

•	the truth and accuracy of Ivanhoe’s representations and warranties in the Canadian Exchange Agreement; and

•	the delivery of the Canadian Exchange Agreement duly executed and completed by Ivanhoe.
      The Canadian Exchange Agreement contains representations and warranties by each Participating Stockholder relating to the authorization, execution, delivery and enforceability of the Canadian Exchange Agreement and as to the ownership of, and good title to, the Ensyn Shares to be sold to Ivanhoe. All representations and warranties survive consummation of the Canadian Transaction and expire on the date of the expiration of the Indemnity Escrow Fund.
      The Canadian Exchange Agreement provides that Ivanhoe and the Participating Stockholders will execute and file a joint election pursuant to the Canadian Tax Act and any similar provincial laws, as necessary, with respect to the amount elected to be the proceeds of disposition to each of the Participating Stockholders and the cost of acquisition to Ivanhoe of the Participating Stockholders’ Ensyn Shares.
      Ivanhoe may terminate the Canadian Exchange Agreement with respect to any Participating Stockholder if such Participating Stockholder breaches any of its representations, warranties, covenants or agreements contained in the Canadian Exchange Agreement, which breach would give rise to the failure of a condition to Ivanhoe’s obligation to complete the Canadian Transaction and which has not been timely cured by such Participating Stockholder. A Participating Stockholder may terminate the Canadian Exchange Agreement, as to itself only, if Ivanhoe breaches any of its representations, warranties, covenants or agreements contained in the Canadian Exchange Agreement, which breach would give rise to the failure of a condition to such Participating Stockholder’s obligation to complete the Canadian Transaction and which has not been timely cured by Ivanhoe.
      The Canadian Exchange Agreement may be amended or modified only upon the written consent of Ivanhoe and a majority-in-interest of the Participating Stockholders.
No Hedge Agreements
      Each of Dr. Robert G. Graham, Robert A. Pirraglia, Dr. Stuart L. Smith, Barry A. Freel and David B. Kilpatrick, who are holders of Ensyn Shares, have entered into a letter agreement with Ivanhoe, dated December 10, 2004, pursuant to which they have agreed not to hedge any Ivanhoe Shares. Specifically, they have represented that during the 30-day period prior to the date of the No Hedge Agreements they have not, and have agreed that until the consummation of the Merger they will not, directly or indirectly, enter into any hedging transactions, including any short sales or any purchase, sale or grant of any right (including any put or call option) or any contracts therefor, with respect to any Ivanhoe Shares or any other security held by them that derives any significant part of its value from Ivanhoe Shares. The No Hedge Agreements will terminate on the earlier of the closing of the Merger and the termination of the Merger Agreement in accordance with its terms.
Voting Agreement
      Robert M. Friedland, who as of the date of the Merger Agreement was the direct or indirect record and beneficial holder of 46,611,725 Ivanhoe Shares, representing 27.47% of the outstanding Ivanhoe Shares as of such date, has entered into a Voting Agreement with Ivanhoe and Ensyn, dated as of December 11, 2004, pursuant to which he has agreed to vote, or provide consent with respect to, all Ivanhoe Shares owned or subsequently acquired by him in favor of approving the issuance by Ivanhoe of the Ivanhoe Shares in connection with the Merger Agreement and the transactions contemplated thereby. Mr. Friedland will not be obligated to do so, however, if more than 42,300,000 Ivanhoe Shares are to be so issued.
      Under the Voting Agreement, Mr. Friedland has agreed that he will not:

•	transfer or agree to transfer his shares (except to a person who agrees to be bound to the voting and other provisions of the Voting Agreement);

•	enter into any agreement or grant or agree to grant any proxy or power-of-attorney with respect to any of his Ivanhoe Shares that is inconsistent with the Voting Agreement; or

•	by any action or omission cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusal, agreements or limitations on his voting rights to attach to his Ivanhoe Shares.
      The Voting Agreement will terminate upon the earlier of the closing of the Merger and the termination of the Merger Agreement in accordance with its terms.
Indemnity Escrow Agreement
      The Indemnity Escrow Agreement provides that the Indemnity Escrowed Shares, together with any non-cash dividends or other non-cash distributions paid with respect to such shares, will be deposited and held in the Indemnity Escrow Fund to (a) compensate Ivanhoe and its representatives and Affiliates (and each of their successors and permitted assigns) for any damages arising from breaches by Ensyn of warranties and covenants under, and other circumstances more particularly described in, the Merger Agreement and (b) secure Ensyn’s obligations to meet certain development milestones, as set forth in the Indemnity Escrow Agreement. Subject to any prior claims by Ivanhoe for indemnification, one-half of the Ivanhoe Shares in the Indemnity Escrow Fund will be released to the Indemnity Fund Securityholders no later than 20 days from (i) the date that Ensyn, EPIL, Ivanhoe or any of their Affiliates enters into a definitive agreement with an unaffiliated third party (defined to include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTPtm Plant or (ii) the second anniversary of the Closing Date, whichever is earlier. The Indemnity Escrow Fund will terminate, and the balance of the Ivanhoe Shares in the Indemnity Escrow Fund will be released, subject to any prior claims by Ivanhoe for indemnification, on the earliest of (i) the second anniversary of the date that Ivanhoe, Ensyn, EPIL or any of their Affiliates (determined following the Closing) shall have entered into a definitive agreement with an unaffiliated third party (as defined above) for the construction or use of an RTPtm Plant, (ii) the second anniversary of the date that Ivanhoe or any of its Affiliates shall have commenced construction of an RTPtm Plant, (iii) the date that Ivanhoe, Ensyn, EPIL or any of their Affiliates (determined following the Closing) shall have entered into a definitive agreement with an unaffiliated third party (as defined above) for the construction or use of a second RTPtm Plant (but in no event prior to the first anniversary of the Closing Date), (iv) the date that Ivanhoe or any of its Affiliates shall have commenced construction of a second RTPtm Plant (but in no event prior to the first anniversary of the Closing Date), and (v) the third anniversary of the Closing Date.
      Any cash dividends or cash distributions paid by Ivanhoe in respect of the Indemnity Escrowed Shares will not be deposited into the Indemnity Escrow Fund but instead shall be distributed to the Indemnity Fund Securityholders on a pro rata basis.
      At the direction of a majority of the sales committee, which shall consist of the Securityholders’ Representative, a representative designated by Credit Suisse First Boston and Dr. Robert G. Graham, the Indemnity Escrow Agent may sell the Indemnity Escrowed Shares from time to time, subject to certain limitations set forth in the Indemnity Escrow Agreement, and deposit the proceeds from any such sales into the Indemnity Escrow Fund; provided, however, that to the extent the sales proceeds exceed the aggregate Closing Price of the Indemnity Escrowed Shares sold, such excess may be distributed to the Indemnity Fund Securityholders on a pro rata basis.
      Any Indemnity Escrowed Shares or Indemnity Escrowed Warrant Shares that are required to be delivered out of the Indemnity Escrow Fund or Warrant Escrow Fund, as the case may be, to satisfy a valid indemnification claim by Ivanhoe will be valued at the Closing Price (adjusted for any stock split, stock dividend, stock distribution, reclassification, combination or similar change affecting Ivanhoe Shares after the Closing Price is established under the Merger Agreement). Any Indemnity Escrowed Shares or Indemnity Escrowed Warrant Shares delivered to the Securityholders’ Representative in payment of the Securityholders’ Representative’s hourly fee will be valued at the closing price for Ivanhoe Shares on the trading day immediately preceding the date of payment of such fees.

Warrant Escrow Agreement
      The Warrant Escrow Agreement provides that the Escrowed Warrant Consideration will be deposited into the Warrant Escrow Fund, together with any dividends or other distributions paid with respect to the Ivanhoe Shares held therein, for the benefit of the holders of Ensyn Warrants who exercise their Ensyn Warrants after the Effective Time. In addition, the cash exercise prices paid by the holders of the Ensyn Warrants upon exercise of their Ensyn Warrants will be deposited into the Warrant Escrow Fund, with such cash to be distributed to the Securityholders periodically as described below.
      A portion of the Warrant Escrow Fund that consists of Indemnity Escrowed Warrant Shares will be available to (a) compensate Ivanhoe and its representatives and Affiliates (and each of their successors and permitted assigns) for damages claims arising from breaches of warranties and covenants under, and other items and circumstances more particularly described in, the Merger Agreement and (b) secure such holders’ pro rata portion of Ensyn’s obligations to meet certain business development milestones under the Merger Agreement (provided that such milestones are not met prior to the Closing). The Indemnity Escrowed Warrant Shares may also be used to pay the fees of the Securityholders’ Representative, as more fully described under the section above entitled “Other Transaction Agreements — Indemnity Escrow Agreement.”
      As further provided in the Warrant Escrow Agreement, if the Escrowed Warrant Consideration exceeds the value of the Merger Consideration payable to the holders of any unexercised Ensyn Warrants by $50,000 or more, subject to any prior claims by Ivanhoe for indemnification, such excess will be distributed periodically to Securityholders who received Merger Consideration in the Merger, the Canadian Transaction or upon exercise of their Ensyn Warrants on a pro rata basis.
      The Warrant Escrow Fund will terminate upon the earlier of the date on which all of the Ensyn Warrants have been exercised, expired or terminated or on which Ivanhoe undergoes a “change of control” (as defined in the Merger Agreement). On termination, all Ivanhoe Shares (other than Indemnity Escrowed Warrant Shares) and cash remaining in the Warrant Escrow Fund will be distributed to the Securityholders who received Merger Consideration in the Merger, the Canadian Transaction or upon exercise of their Ensyn Warrants. Ensyn Warrants No. 1-20 do not expire until the first anniversary of Ensyn’s initial public offering under the Securities Act. Ivanhoe views the Merger, pursuant to which holders of Ensyn Warrants, upon the exercise thereof, will be entitled to receive shares of Ivanhoe, a publicly traded company, as an event that is substantially equivalent to an initial public offering of Ensyn’s common stock for purposes of determining the expiration date of Ensyn Warrants No. 1-20. Accordingly, the expiration date of each of Ensyn Warrants No. 1-20 will, after the Merger, be deemed by Ivanhoe to be the later of the date specified in such Ensyn Warrant or the first anniversary of the Closing. Further, other than if Ivanhoe undergoes a “change of control,” no distributions from the Warrant Escrow Fund will be made to holders of Participation Rights with respect to Merger Consideration relating to Ensyn Warrants No. 1-20 unless the holder of such Ensyn Warrant acknowledges in writing to Ivanhoe that such Ensyn Warrant has terminated or otherwise expired. Accordingly, if the holders of such Ensyn Warrants do not acknowledge the termination or other expiration in writing to Ivanhoe, the related Merger Consideration will not be distributed from the Warrant Escrow Fund to holders of Participation Rights.
Securityholders’ Representative Fund Escrow Agreement
      Pursuant to the Merger Agreement, at the Closing, Ivanhoe will deposit U.S.$1 million of the U.S.$10 million in cash payable to Securityholders in exchange for their Ensyn Shares (or upon exercise of their Ensyn Warrants after the Effective Time) into the Securityholders’ Representative Fund. The establishment of this fund and the use of amounts in the fund by the Securityholders’ Representative are governed by the Securityholders’ Representative Fund Escrow Agreement.
      The Securityholders’ Representative Fund Escrow Agreement provides that the Securityholders’ Representative may draw funds from the Securityholders’ Representative Fund for the payment of his out-of-pocket fees and expenses, including reasonable legal and accounting fees and expenses, associated with his duties and obligations as Securityholders’ Representative under the Merger Agreement, the Canadian Exchange Agreement and the Escrow Agreements. If the Securityholders’ Representative Fund is insufficient to pay a fee or expense properly payable under the Securityholders’ Representative Fund, the Securityholders’ Representative is entitled to submit such fee or expense for payment out of the Indemnity Escrow Fund and the Warrant Escrow Fund. Any cash, including any interest earned thereon, remaining in the Securityholders’ Representative Fund upon the expiration of the Securityholders’ Representative Fund will be distributed to Ensyn securityholders who received Merger Consideration on a pro rata basis. The Securityholders’ Representative Fund expires upon the earlier of the date on which (a) the balance of the fund falls below U.S.$1,000 or (b) the Indemnity Escrow Fund and Warrant Escrow Fund terminate (or with respect to the Warrant Escrow Fund, the date on which Ivanhoe becomes the escrow agent thereof).
Amended and Restated Management, Administration and Services Agreement
      The Amended and Restated Management, Administration and Services Agreement provides that EPIL and its affiliates will be provided with certain management services by ERI and certain administration and operational services by ETI. In particular, ERI has agreed to provide EPIL and its affiliates with general management advice, including supervision of its day-to-day operations to the extent reasonably requested by EPIL’s senior management. The ERI services will include a portion of the services of Dr. Graham and Mr. Pirraglia and, in connection with such services, EPIL will pay all of ERI’s costs with respect to its employment of Mr. Pirraglia during the term of the Amended and Restated Management, Administration and Services Agreement. ERI will provide such services until September 30, 2005, unless the parties agree to extend such date or the agreement is terminated prematurely in accordance with its terms. With respect to ETI, it has agreed to provide EPIL and its affiliates with general administrative services, accounting, finance and treasury support functions, tax coordination and external financial audit support, and computer and communication equipment infrastructure support on a day-to-day basis. ETI has also agreed to provide research and development and lab support, engineering and operations-related services on an as-needed basis. ETI will provide such services until September 30, 2007, unless the parties agree to extend such date or the agreement is terminated prematurely in accordance with its terms.
Distribution Agreement

Spin-off Transaction
      The Distribution Agreement will set forth the terms and conditions relating to the Spin-off Transaction. The Distribution Agreement will provide that, subject to the terms and conditions contained in the agreement, Ensyn, ERI Holdings and ERI will take all reasonable steps necessary and appropriate to effect the Spin-off Transaction prior to the closing of the Merger. Consummation of the Spin-off Transaction is subject to the satisfaction of certain conditions, including the following:

•	the consummation of certain preliminary transactions, including the Ensyn board of directors’ declaration of the dividend pursuant to which the Spin-off Transaction will occur;

•	the board of directors of Ensyn must be reasonably satisfied as to (i) solvency and capital matters relating to ERI Holdings and (ii) the status of Ensyn’s surplus in light of the requirements of Section 170 of the DGCL, in each case as they relate to the Spin-off Transaction; and

•	the receipt of any necessary government consents.

Releases and Indemnification
      The Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the effective date of the Spin-off Transaction, between or among ERI Holdings or any of its subsidiaries or affiliates, on the one hand, and Ensyn or any of its subsidiaries or affiliates (other than ERI Holdings and its subsidiaries), on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising in connection with (i) the implementation of the Spin-off Transaction or (ii) actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the Spin-off Transaction, in each case relating to, arising out of or resulting from (A) the Renewables Business with respect to ERI Holdings’

release of Ensyn and (B) the non-Renewables Business (which includes the Petroleum Business) with respect to Ensyn’s release of ERI Holdings.
      ERI Holdings has agreed to indemnify, hold harmless and defend Ensyn, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the ownership or operation of the Renewables Business prior to the Spin-off Transaction;

•	employment-related claims involving employees or former employees of the Renewables Business;

•	claims involving employees or former employees of the Renewables Business and relating to any benefit plan of ERI Holdings or any of its subsidiaries; and

•	any breach by ERI or any of its subsidiaries of such entity’s representations, warranties, covenants or obligations in an intercompany agreement governing the separation of the Renewables Business from the rest of Ensyn’s business.
      Ensyn has agreed to indemnify, hold harmless and defend ERI Holdings, each of its affiliates and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the ownership or operation of the non-Renewables Business prior to the Spin-off Transaction;

•	employment-related claims involving employees or former employees of the non-Renewables Business;

•	claims involving employees or former employees of the Renewables Business and relating to any benefit plan of Ensyn or any of its subsidiaries (other than ERI Holdings or any of its subsidiaries); and

•	any breach by Ensyn or any of its subsidiaries (other than ERI Holdings or any of its subsidiaries) of such entity’s representations, warranties, covenants or obligations in the intercompany agreement governing the separation of the Renewables Business from the rest of Ensyn’s business.

Dispute Resolution
      The Distribution Agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies or claims that may arise between ERI Holdings and Ensyn. These provisions contemplate that good faith efforts will be made to resolve disputes, controversies and claims by the representatives of ERI Holdings and Ensyn. If such efforts are not successful, either ERI Holdings or Ensyn may submit the dispute, controversy or claim to binding alternative dispute resolution as set forth in the Distribution Agreement.

Further Assurances
      In addition to the actions specifically provided for in the Distribution Agreement, both ERI Holdings and Ensyn have agreed to, after the Spin-off Transaction effective date, take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or reasonably required by the other parties to make effective the transactions contemplated by the agreement and any other related agreements.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
AND STATEMENT OF LOSS
Ivanhoe and Ensyn Unaudited Condensed Pro Forma Consolidated Balance Sheet and Statement of Loss
      The following unaudited condensed pro forma consolidated balance sheet and statement of loss for Ivanhoe have been prepared in accordance with Canadian generally accepted accounting principles to illustrate the acquisition of Ensyn in a transaction to be accounted for as a purchase, with Ivanhoe treated as the acquiror and giving effect to the acquisition as if it occurred on December 31, 2004 for purposes of the unaudited condensed pro forma consolidated balance sheet and on January 1, 2004 for purposes of the unaudited condensed pro forma consolidated statement of loss. In addition, these unaudited condensed pro forma consolidated financial statements assume that immediately prior to the Merger, the Spin-off Transaction will occur.
      The unaudited condensed pro forma consolidated balance sheet as at December 31, 2004 has been prepared from information derived from the audited consolidated financial statements of Ivanhoe as at, and for the year ended December 31, 2004 and the unaudited consolidated financial statements of Ensyn as at, and for the three months ended December 31, 2004. The unaudited condensed pro forma consolidated income statement for the year ended December 31, 2004 has been prepared from information derived from the audited consolidated statement of loss of Ivanhoe for the year ended December 31, 2004, the audited consolidated statement of loss of Ensyn for the year ended September 30, 2004 and the unaudited consolidated statement of loss of Ensyn for the three months ended December 31, 2004 and 2003.
      The unaudited condensed pro forma consolidated balance sheet and statement of loss are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the pro forma balance sheet and statement of loss, Ivanhoe allocated the purchase price using its best estimates of fair value of the underlying assets. These estimates are based on the most recently available information. To the extent there are significant changes to Ensyn’s business, including results from ongoing projects, the assumptions and estimates herein could change significantly. Accordingly, the purchase accounting adjustments reflected in the unaudited condensed pro forma consolidated balance sheet and statement of loss included herein are preliminary and subject to change. The pro forma financial information does not reflect any potential operating efficiencies. The unaudited condensed pro forma consolidated balance sheet and statement of loss should be read in conjunction with the historical consolidated financial statements of Ivanhoe and Ensyn, including the related notes and, in the case of Ivanhoe, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” covering these periods, included elsewhere in, or incorporated by reference into, this joint management information circular/proxy statement. See “Where You Can Find More Information” on page 115 for more information.

COMPILATION REPORT ON UNAUDITED CONDENSED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
To the Directors of
Ivanhoe Energy Inc.
      We have read the accompanying unaudited condensed pro forma consolidated balance sheet of Ivanhoe Energy Inc. (“Ivanhoe”) as at December 31, 2004 and the unaudited condensed pro forma consolidated statement of loss for the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned “Ivanhoe Energy Inc.” to the audited consolidated financial statements of Ivanhoe as at and for the year ended December 31, 2004, and found them to be in agreement.

2. Compared the figures in the column captioned “Ensyn Group, Inc.” to the audited consolidated financial statements of Ensyn Group, Inc. for the year ended September 30, 2004 and the unaudited consolidated financial statements of Ensyn Group, Inc. as at December 31, 2004 and for the three months ended December 31, 2004 and 2003 and found them to be in agreement.

3. Made enquiries of certain officials of Ivanhoe who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the unaudited condensed pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.
      The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the unaudited condensed pro forma consolidated financial statements comply as to form in all material respects with the requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the unaudited condensed pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Ivanhoe Energy Inc.” and “Ensyn Group, Inc.”, and found the amounts in the column captioned “Pro Forma Consolidated Ivanhoe Energy Inc.” to be arithmetically correct.
      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
/s/ Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta
March 14, 2005

IVANHOE ENERGY INC.
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

	As at December 31, 2004

					Pro Forma
					Consolidated
	Ivanhoe	Ensyn	Pro Forma		Ivanhoe
	Energy Inc.	Group, Inc.	Adjustments		Energy Inc.

	(Stated in thousands of U.S. Dollars, except share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$9,322	$563	$(10,000	)(c)	$5,885
			6,000	(a)
Other current assets	6,189	140	—		6,329
Current assets related to operations to be distributed	—	2,506	(2,506	)(b)	—

	15,511	3,209	(6,506)		12,214
Oil and gas properties, equipment and investments, net	96,551	4,143	—		100,694
Intangible assets	—	515	87,368	(c)	87,883
Long term assets	6,424	8	(4,000	)(d)	911
			(1,521	)(c)
Long term assets related to operations to be distributed	—	7,374	(7,374	)(b)	—

	$118,486	$15,249	$67,967		$201,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$9,845	$729	$1,487	(c)	$12,541
			480	(a)
Current liabilities related to operations to be distributed	—	540	(540	)(b)	—
Notes payable	1,667	—	6,000	(a)	7,667

	11,512	1,269	7,427		20,208

Long term debt	2,639	—	—		2,639
Asset retirement obligations	749	—	—		749
Long term liabilities related to operations to be distributed	—	5,592	(5,592	)(b)	—
Non-controlling interest	—	4,000	(4,000	)(d)	—

	3,388	9,592	(9,592)		3,388

Shareholders’ Equity
Share capital	183,617	19,583	75,000	(c)	258,617
			(19,583	)(c)
Contributed surplus	1,748	187	(187	)(c)	1,748
Accumulated deficit	(81,779)	(15,382)	19,130	(c)	(82,259)
			(3,748	)(b)
			(480	)(a)

	103,586	4,388	70,132		178,106

	$118,486	$15,249	$67,967		$201,702

(a)	See Note 2.a

(b)	See Note 2.b

(c)	See Note 2.c

(d)	See Note 2.d

IVANHOE ENERGY INC.
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF LOSS

	Year Ended December 31, 2004

		Ensyn Group, Inc.
	Ivanhoe
	Energy Inc.		Plus Three	Less Three				Pro Forma
	Year Ended	Year Ended	Months Ended	Months Ended	Year Ended			Consolidated
	Dec. 31	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Pro Forma		Ivanhoe
	2004	2004	2004	2003	2004	Adjustments		Energy Inc.

	(Stated in thousands of U.S. Dollars, except share amounts)
Revenue	$17,997	$300	$107	$36	$371	$—		$18,368

Expenses
Operating costs	5,073	—	—	—	—	—		5,073
Development costs	—	900	323	155	1,068	—		1,068
General and administrative	9,188	818	786	74	1,530	—		10,718
Depletion and depreciation	7,482	15	5	4	16	—		7,498
Interest expense	379	4	1	—	5	480	(a)	864
Write downs and provision for impairment	16,600	—	—	—	—	—		16,600

	38,722	1,737	1,115	233	2,619	480		41,821

Loss from continuing operations	$20,725	$1,437	$1,008	$197	$2,248	$480		$23,453

Net Loss per share — Basic and Diluted	$0.12							$0.12

Weighted Average Number of Shares (in thousands)	167,612					30,000	(c)	197,612

(a)	See Note 2.a

(c)	See Note 2.c

IVANHOE ENERGY INC.
NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF LOSS
(tabular amounts stated in thousands of U.S. dollars, except share amounts)

1.	Basis of Presentation
      The accompanying unaudited condensed pro forma consolidated balance sheet as at December 31, 2004 and unaudited condensed pro forma consolidated statement of loss for the year ended December 31, 2004 (the “pro forma statements”) have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of Ivanhoe as at, and for the year ended, December 31, 2004, the unaudited consolidated financial statements of Ensyn as at, and for the three months ended, December 31, 2004 and 2003 and the audited results of continuing operations of Ensyn for the year ended September 30, 2004. Ensyn’s unaudited results of continuing operations have been presented so as to include the twelve-month period ended December 31, 2004. The amounts included for Ensyn in the unaudited condensed pro forma consolidated balance sheet and statement of loss have been adjusted to conform with Canadian generally accepted accounting principles as set out in the notes to Ensyn’s consolidated financial statements.
      The pro forma statements have been prepared in accordance with Canadian generally accepted accounting principles to illustrate the acquisition of Ensyn in a transaction to be accounted for as a purchase, with Ivanhoe treated as the acquiror and giving effect to the Merger as if it occurred on December 31, 2004 for purposes of the unaudited condensed pro forma consolidated balance sheet and on January 1, 2004 for purposes of the unaudited condensed pro forma consolidated statement of loss. In addition, the pro forma statements assume that immediately prior to the merger, the Spin-off Transaction will occur (see Note 2.b below).
      The pro forma statements have been prepared to reflect the terms of the Merger Agreement, which provides that Ivanhoe will pay U.S.$10 million in cash and issue Ivanhoe Shares valued at U.S.$75 million based on a weighted, 10-day average of its closing share price on the NASDAQ Small Cap Market determined prior to the closing of the transaction (subject to a minimum issuance of 30 million shares), in exchange for all of the issued and outstanding Ensyn Shares and the settlement of warrants to purchase Ensyn Shares that remain outstanding and unexercised immediately after the effective time of the Merger.
      The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.
      In the opinion of Ivanhoe’s management, the pro forma statements include all necessary adjustments for a fair presentation of the ongoing entity.

2.	Significant Assumptions and Adjustments
      (a) In February 2005, Ivanhoe borrowed the full amount of a U.S.$6 million stand-by loan facility which is payable with interest at 8% per annum upon the earliest of (i) five days following receipt of proceeds from a private placement or public offering of Ivanhoe Shares (ii) ninety days following written demand for repayment from lender or (iii) August 23, 2005. The lender has the right to convert, at the lender’s election, unpaid principal and interest during the loan term to Ivanhoe Shares at U.S.$2.25 per share. For purposes of the pro forma statements, U.S.$0.5 million of interest has been accrued on the loan for the year ended December 31, 2004.

IVANHOE ENERGY INC.
NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF LOSS — (Continued)
      (b) Immediately prior to the Merger, the Renewables Business will be spun off to Ensyn stockholders. If the Spin-off Transaction were to occur as at December 31, 2004, the Spin-off Transaction would result in a dividend of U.S.$3.7 million to the stockholders of Ensyn as follows:

Distribution of net assets to Ensyn shareholders:
Current assets	$2,506
Long term assets	7,374

Total Assets Distributed	9,880

Current liabilities	540
Long term liabilities	5,592

Total Liabilities Distributed	6,132

Net Assets Distributed	$3,748

      (c) For purposes of the pro forma statements, it is assumed that the Closing Price is U.S.$2.50 per share and, therefore, that 30 million Ivanhoe Shares will be issued. The Merger will be accounted for as a purchase by Ivanhoe of all the outstanding Ensyn Shares as follows:

Purchase Consideration
30,000,000 Ivanhoe Shares at U.S.$2.50 per share	$75,000
Cash	10,000

85,000
Merger related costs	3,000

Total purchase consideration and cost of acquisition	$88,000

Net Assets Acquired
Net current liabilities	$(26)
Tangible assets	4,143
Intangible assets	87,883
Less: previous investment in EPIL	(4,000)

$88,000

      It is estimated that Ivanhoe will incur a total of U.S.$3.0 million in costs related to the Merger. As at December 31, 2004, Ivanhoe had incurred costs of U.S.$1.5 million related to the Merger resulting in U.S.$1.5 million in accruals for such costs, for purposes of the pro forma statements.
      Intangible assets consist of the underlying value of the exclusive, perpetual license to deploy the RTPtm Technology worldwide. The intangible assets are subject to periodic tests for impairment.
      (d) As at December 31, 2004, Ivanhoe Energy (USA) Inc. (“Ivanhoe USA”), a wholly owned subsidiary of Ivanhoe, owned 15% of the outstanding common stock of EPIL. Ivanhoe USA acquired its interest in EPIL in 2004 for U.S.$3.0 million. Additionally, Ivanhoe paid U.S.$1.0 million to acquire an option to purchase an additional 5% of EPIL which expired, unexercised, in January 2005. Ivanhoe’s and Ivanhoe USA’s investment in EPIL has been eliminated against the non-controlling interest in consolidating the entities’ balance sheets.

IVANHOE ENERGY INC.
NOTES TO THE UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF LOSS — (Continued)

3.	Share Capital
      The table below displays the common shares issued and outstanding for Ivanhoe and Ensyn prior to and after the Merger using an assumed Closing Price of U.S.$2.50 per share for Ivanhoe Shares:
      The table below displays the shares issued and outstanding for Ivanhoe and Ensyn prior to and after the Merger assuming a Closing Price of U.S.$2.50:

	Ivanhoe Energy Inc.		Ensyn Group, Inc.
	Shareholders		Stockholders

	Shares		Shares
	Outstanding	Amount	Outstanding	Amount

Immediately prior to the Merger	169,664,911	183,617	1,816,767	19,583
Ivanhoe shares issued in exchange for issued and outstanding Ensyn shares	30,000,000	75,000	(1,816,767)	(19,583)

INFORMATION ABOUT IVANHOE
      For a description of Ivanhoe’s business, see Exhibit E — “Information About Ivanhoe” to this joint management information circular/ proxy statement and the documents incorporated by reference herein.
INFORMATION ABOUT ENSYN
      For a description of Ensyn’s business, see Exhibit F — “Information About Ensyn” to this joint management information circular/ proxy statement.
COMPARISON OF RIGHTS OF ENSYN STOCKHOLDERS AND IVANHOE SHAREHOLDERS
      As a result of the Merger or the Canadian Transaction, as applicable, Ensyn stockholders will receive Ivanhoe Shares in exchange for their Ensyn Shares. Ivanhoe is a company existing under the Business Corporations Act (Yukon), which we refer to as the “YBCA,” and, accordingly, is governed by the YBCA and Ivanhoe’s articles of incorporation and by-laws. Ensyn is incorporated under the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” and, accordingly, is governed by the DGCL and Ensyn’s certificate of incorporation and by-laws.
      Although the rights and privileges of shareholders of a Yukon corporation are, in many instances, comparable to those of stockholders of a Delaware corporation, there are several differences. The following is a summary of the material differences between the rights of holders of Ivanhoe and Ensyn shares. These differences are attributable to the differences between the YBCA and the DGCL and between Ivanhoe’s articles and by-laws and Ensyn’s certificate of incorporation and by-laws. This summary is not intended to be complete and is qualified in its entirety by reference to the YBCA, the DGCL and the governing corporate instruments of Ivanhoe and Ensyn.
Authorized Common Stock

Ivanhoe

    The authorized share capital of Ivanhoe consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value. As of March 14, 2005, there were 169,892,413 common shares issued and outstanding, and no preferred shares issued and outstanding.
Ensyn

The authorized common stock of Ensyn consists of 5 million shares of common stock, par value U.S.$.00l per share. As of March 14, 2005, there were 1,826,867 shares of common stock issued and outstanding.
Dividends

Ivanhoe

    Ivanhoe’s by-laws provide that dividends may be declared at the discretion of the Ivanhoe board of directors, subject to the rights, privileges, restrictions and conditions attaching to any outstanding preferred shares of Ivanhoe. Dividends may be paid in cash, property or fully paid shares of Ivanhoe.
Ensyn Ensyn’s certificate of incorporation and by-laws are silent with respect to the declaration and payment of dividends.
Sources of Dividends

Ivanhoe	Ensyn

    Under the YBCA, Ivanhoe may declare and pay dividends out of profits, capital or otherwise unless there are reasonable grounds for believing that:

    • Ivanhoe is, or would after the payment be, unable to pay its liabilities as they become due, or

    • the realizable value of Ivanhoe’s assets would thereby be less than the aggregate sum of its liabilities and stated capital of all classes.
Under the DGCL, dividends may be paid by a Delaware corporation out of:

    • surplus; or

• in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except that dividends may not be paid out of net profits when the capital is diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.
Size of the Board of Directors

Ivanhoe

    The YBCA requires that Ivanhoe, as a public corporation, must have at least three directors.

    Ivanhoe’s articles provide for a minimum of three directors and a maximum of nine directors.

    Under the YBCA and Ivanhoe’s articles, the incumbent directors may appoint a qualified person as a director either to fill a vacancy on the board of directors or as an addition to the board. The number of additional directors so appointed, however, cannot at any time exceed1/3 of the number of directors elected or appointed at the last annual meeting of shareholders, and the total number of directors cannot exceed the maximum number prescribed by the articles. Any director so appointed shall hold office only until the commencement of the next annual general meeting but shall be eligible for election at such meeting.
Ensyn

    The DGCL provides that a corporation’s board must consist of one or more members and that the number of directors shall be fixed by, or in the manner provided in, the corporation’s by-laws, unless the corporation’s certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Ensyn’s by-laws provide that its board of directors consist of one or more directors, with the exact number of directors to be fixed at each annual meeting of stockholders.
Classification of the Board of Directors

Ivanhoe Neither Ivanhoe’s articles nor the YBCA provide for classes of directors	Ensyn Neither Ensyn’s certificate of incorporation nor its by- laws provide for classes of directors.
Cumulative Voting

Ivanhoe The YBCA contemplates cumulative voting if provided for in a corporation’s articles. Ivanhoe’s articles do not provide for cumulative voting	Ensyn The DGCL permits cumulative voting if a corporation’s certificate of incorporation so provides. Ensyn’s certificate of incorporation does not provide for cumulative voting.
Removal and Retirement of Directors

Ivanhoe

    Under the YBCA, a director may be removed before the expiration of his or her term by an ordinary resolution passed at a special meeting of shareholders. Any vacancy thereby created may be filled by the shareholders at the same special meeting or by the remaining incumbent directors.

    The YBCA provides that at each annual meeting, all the directors shall retire (but be eligible for re-election) and the shareholders shall subsequently elect a board of directors. If in any calendar year Ivanhoe does not hold an annual meeting, the incumbent directors will remain in office until their successors are elected.
Ensyn

The DGCL and Ensyn’s by-laws provide that any director may generally be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

Ivanhoe

    Under the YBCA and Ivanhoe’s articles, the directors may appoint a person as a director either to fill a vacancy on the board of directors or as an addition to the board. The number of additional directors so appointed, however, cannot at any time exceed 1/3 of the number of directors elected or appointed at the last annual general meeting of shareholders. Any director so appointed shall hold office only until the commencement of the next following annual general meeting, but shall be eligible for election at such meeting.
Ensyn Ensyn’s by-laws provide that any vacancy or newly- created directorship may be filled by a majority vote of the directors then in office or by the stockholders at any meeting.
Quorum of Directors

Ivanhoe Ivanhoe’s articles provide that a quorum shall be a majority of the board of directors, or such number of directors as may be determined from time to time by resolution of the directors.	Ensyn Ensyn’s by-laws provide that a majority of the directors then in office shall constitute a quorum for the transaction of business.
Required Vote for Certain Transactions

Ivanhoe

    Under the YBCA, certain extraordinary corporate actions and fundamental changes, such as continuances, certain amalgamations, dispositions of all, or substantially all, of the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and corporate reorganizations and arrangements, are required to be approved by special resolution. A special resolution means a resolution passed at a general meeting of shareholders by a majority of at least 2/3 of the votes cast on the resolution, or a resolution passed by the written consent of all of the shareholders holding shares that carry the right to vote at general meetings.
Ensyn

    To effect a merger under the DGCL, a corporation’s board of directors must approve and adopt an agreement of merger and recommend it to the stockholders. The agreement must be adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon unless the certificate of incorporation requires a greater vote (Ensyn’s certificate of incorporation does not require a greater vote); provided, however, that a surviving corporation’s stockholders are not required to approve a merger if:

    • the agreement of merger does not amend the corporation’s certificate of incorporation;

    • each share of stock of the corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding share of stock of the corporation after the merger; and

    • the shares of common stock of the corporation to be issued or delivered under the plan of merger, including any shares issuable upon conversion of any securities, do not exceed 20% of the outstanding shares of common stock of that corporation immediately prior to the effective date of the merger.

Under the DGCL, the sale, lease or exchange of all or substantially all of a corporation’s property or assets requires the approval of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Calling of a Meeting of Shareholders

Ivanhoe

    The YBCA provides that the directors are required to call an annual meeting of shareholders not later than fifteen months after the date of the last annual meeting. The directors may at any time call special meetings of shareholders.

    Under the YBCA, the holders of not less than 5% of the issued and outstanding shares of a corporation that carry the right to vote at a meeting may request that the directors call a special meeting of shareholders. Upon meeting the technical requirements set out in the YBCA for making such a request, the directors of the corporation must call a meeting of shareholders. If the directors do not call such meeting within 21 days after receiving the request, any requesting shareholder may call the meeting.
Ensyn

Under the DGCL, a special meeting of stockholders may be called by the board of directors or such person or persons as may be authorized in the corporation’s certificate of incorporation or by-laws. Ensyn’s by-laws provide that special meetings of the stockholders may be called by Ensyn’s board of directors, President or Secretary (whenever holders owning at least a majority of the outstanding shares entitled to vote so request in writing).
Quorum of Shareholders

Ivanhoe

    The YBCA provides that a quorum for the transaction of business at any meeting is the quorum established by a corporation’s by-laws, or if no quorum is established by the by-laws, at least one shareholder entitled to vote at the meeting whether present in person or by proxy and representing a majority of the shares entitled to vote.

    Ivanhoe’s by-laws provide that a quorum for the transaction of business at any general meeting of shareholders is one shareholder or proxyholder, in both cases personally present at the commencement of the meeting and holding or representing by proxy in the aggregate not less than 33 1/3% of the issued and outstanding shares of a class of shares the holders of which are entitled to attend and vote at such meeting.

    If within one-half hour from the time appointed for a meeting a quorum is not present, the meeting, if convened by requisition of the shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed, the person or persons present and being represented or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall constitute a quorum.
Ensyn

Ensyn’s by-laws provide that the presence in person or by proxy at any stockholders’ meeting of the holders of a majority of the issued and outstanding shares of Ensyn’s capital stock who are entitled to vote at such meeting constitutes a quorum for the transaction of business.

Notice of Meeting of Shareholders

Ivanhoe

    Under the YBCA, notices of the date, time and place of a meeting of shareholders must be sent not less than 21 days nor more than 50 days before the meeting to the corporation’s auditors, to each director and to each shareholder entitled to attend the meeting.
Ensyn

The DGCL and Ensyn’s by-laws provide that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating, among other things, the place, date and hour of the meeting must be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at that meeting. The DGCL further provides that if the meeting will entail consideration of a transaction that could result in appraisal rights, notice must be given at least 20 days prior to the meeting, must state that appraisal rights may be available, and must include a copy of the pertinent statutory section.
Record Date for Notice of Meetings of Shareholders

Ivanhoe

    The YBCA provides that the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of and vote at a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be the close of business on the business day immediately preceding the day on which the notice is given or, if no notice is given, the date of the meeting.
Ensyn

The DGCL provides that, for the purposes of determining the stockholders entitled to notice of and to vote at any stockholder meeting, the board of directors may fix a record date that does not precede the date upon which the resolution fixing the record date is adopted by the board and that is not more than 60 days nor less than 10 days before the date of the meeting. The DGCL further provides that if no record date is fixed, the record date shall be the close of business on the day next preceding the date on which notice of the meeting is given, or if notice is waived, then the close of business on the day next preceding the date on which the meeting is held.
Proxies

Ivanhoe

    The YBCA provides that a shareholder is entitled to vote at a meeting by proxy. A shareholder may appoint one or more proxyholders to attend, act and vote for him at the meeting. A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

    A shareholder that is a corporation may vote by its proxyholder or by its duly authorized representative. Such proxyholder or duly authorized representative is entitled to speak, vote, and in all other respects exercise the rights of a shareholder and shall be deemed to be a shareholder for all purposes in connection with any meeting of shareholders.

    The YBCA further provides that a proxy or an instrument appointing a duly authorized representative of a corporation must be in writing, under the hand of the appointor or of his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized.

    A proxy and the power of attorney or other authority,
Ensyn

The DGCL and Ensyn’s by-laws provide that each stockholder entitled to vote at a stockholder meeting or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for the stockholder by proxy, but no proxy may be voted or acted upon after three years from its date unless the proxy provides for a longer period during which it is to remain in force.

if any, under which it is signed or a notarially certified copy thereof must be deposited at the registered office of Ivanhoe or at such other place as is specified for that purpose in the notice calling the meeting, 48 hours (excluding Saturdays, Sundays and statutory holidays), or such lesser time period as is set out in the notice calling the meeting, before the time for holding the meeting at which the person named in the proxy proposes to vote. The directors may from time to time make regulations permitting the lodging of proxies appointing proxyholders at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be cabled or telegraphed or sent in writing before the meeting or adjourned meeting to Ivanhoe or any agent of Ivanhoe for the purpose of receiving such particulars and providing that proxies appointing a proxyholder so lodged may be voted upon as though the proxies themselves were produced to the chairman of the meeting or adjourned meeting as required by Ivanhoe’s by-laws and votes given in accordance with such regulations shall be valid and shall be counted.

Amendment of Organizational Documents

Ivanhoe

    Under the YBCA, any amendment to the articles requires approval by special resolution of the shareholders.

    In the event that an amendment to the articles would prejudice or interfere with a right or special right attached to issued shares of a class or series of shares, such amendment must be approved separately by the holders of the class or series of shares being affected.

    The directors may, by resolution, make, amend or repeal any by-laws. Any by-law made, amended or repealed by the directors must be submitted to the shareholders at the next meeting of shareholders held after the by-law is made, amended or repealed and the shareholders may, by ordinary resolution passed by a majority of the votes cast, confirm, reject or amend the by-law, amendment or repeal. Any by-law or amendment to, or repeal of a by-law made by the directors ceases to be effective as of the date of the next meeting of shareholders held after the by-law is made, amended or repealed if it is not confirmed by the shareholders at that meeting.
Ensyn

Under the DGCL and Ensyn’s certificate of incorporation, Ensyn’s certificate of incorporation may be amended by resolution of the board of directors and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote. Ensyn’s by-laws may be altered, amended, changed or repealed by Ensyn’s board of directors or Ensyn’s stockholders, in either case at a meeting called for that purpose.
Dissenters’ and Appraisal Rights

Ivanhoe

    The YBCA provides that shareholders of a corporation are entitled to exercise dissenters’ rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissenters’ right is applicable where the corporation resolves to:
Ensyn

The DGCL provides that any stockholder of a Delaware corporation has the right, in certain circumstances, to demand an appraisal of the fair value of his or her shares. The DGCL grants these appraisal rights only in the case of a merger or consolidation and not in the

    • amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares;

    • amend its articles to alter the restrictions on the powers of the corporation or on the business it is permitted to carry-on;

    • approve certain amalgamations;

    • approve an arrangement, where the terms of the arrangement permit dissent;

    • create directly or indirectly a superior class of shares or change preference rights;

    • sell, lease or otherwise dispose of all or substantially all of its undertaking; or

    • continue the corporation into another jurisdiction.
case of a sale or transfer of assets or a purchase of assets in exchange for stock. In addition, appraisal rights are not available to the stockholders of the surviving corporation in a merger if the merger did not require the vote of the stockholders of the surviving corporation.
Oppression Remedy

Ivanhoe

    Under the YBCA, a registered or beneficial shareholder may apply to the court for an order on the grounds that the affairs of the corporation are or have been conducted, or the powers of the directors are being or have been exercised, in a manner oppressive or unfairly prejudicial to one or more of the shareholders, including the applicant.

    The court is entitled to make any order it sees fit under the circumstances, including an order prohibiting a corporation from taking a proposed action or an order to vary or set aside a transaction.
Ensyn

The DGCL does not provide for a similar remedy. However, under the DGCL a corporation’s directors owe fiduciary duties to all of the corporation’s stockholders. If a minority stockholder believed that he, she or it was being oppressed or unfairly prejudiced, a breach of fiduciary duty could be alleged. If these allegations proved to be correct, similar relief to a corporation’s minority stockholders could possibly be available under certain circumstances.
Shareholder Derivative Actions

Ivanhoe

    Under the YBCA, a beneficial or registered shareholder or director of Ivanhoe, may, with leave of the court, and in the name and on behalf of Ivanhoe:

    • bring an action in the name and on behalf of Ivanhoe or any of its subsidiaries; or

    • intervene in an action to which Ivanhoe or any of its subsidiaries is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of Ivanhoe or any such subsidiary.

    Under the YBCA, the court may grant leave on terms it considers appropriate, if:

    • the complainant has given reasonable notice to the directors of the corporation of his intention to apply for leave if the directors do not bring, diligently prosecute, defend or discontinue the action;
Ensyn

Under the DGCL, a stockholder may bring a derivative action on behalf and for the benefit of a corporation. The plaintiff in a derivative action either must have been a stockholder of the corporation at the time of the transaction of which the stockholder complains or have received stock of the corporation by operation of law. A stockholder may not sue derivatively unless the stockholder first makes a demand on the corporation that it bring suit and such demand is refused, unless it is shown that the suit would not likely succeed.

    • notice of the application for leave has been given to the corporation and to any other person the court may order;

    • the complainant is acting in good faith; and

    • it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

    Under the YBCA, the court in an application to bring a derivative action or intervene in an action may make any order it considers appropriate.

Advance Notice Provisions for Shareholder Nominations and Proposals

Ivanhoe

    The YBCA provides that a shareholder entitled to vote at an annual meeting of shareholders may submit to Ivanhoe notice of any matter that the shareholder proposes to raise at the meeting and, if so requested by the shareholder, Ivanhoe is required to include in its management proxy circular in respect of the meeting, or attach to it, a statement by the shareholder of not more than 200 words in support of the proposal, and the name and address of the shareholder. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class of shares of Ivanhoe entitled to vote at the meeting to which the proposal is to be presented.

    Ivanhoe is not required to include the proposal in its management information circular if

    • the proposal is not submitted to Ivanhoe at least 90 days before the anniversary date of the previous annual meeting of shareholders;

    • it clearly appears that the proposal has been submitted by the shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against Ivanhoe, its directors, officers or security holders or any of them, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes;

    • Ivanhoe, at the shareholder’s request, included a proposal in a management proxy circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, in person or by proxy, at the meeting;

    • substantially the same proposal was submitted to shareholders in a management proxy circular or a dissident’s proxy circular relating to a meeting of shareholders held within two years preceding the
Ensyn

Neither Ensyn’s certificate of incorporation nor its by- laws establish procedures that stockholders must follow to nominate persons for election to the board of directors. Similarly, neither Ensyn’s certificate of incorporation nor its by-laws contain any specific provisions relating to stockholder proposals.

receipt of the shareholder’s request and the proposal was defeated; or • the right to bring a proposal under the YBCA is being abused to secure publicity.
Shareholder Action by Written Consent

Ivanhoe Under the YBCA, shareholder action without a meeting may be taken by written consent signed by all shareholders who would be entitled to vote on the relevant resolution at a general meeting.	Ensyn

As permitted by the DGCL, Ensyn’s by-laws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by those holders of the outstanding shares of Ensyn’s stock having not less than the minimum number of votes that would have been necessary to take action at a meeting at which all of the outstanding shares of Ensyn’s stock entitled to vote thereon were present.
Indemnification of Directors and Officers

Ivanhoe

    Under the YBCA, Ivanhoe may indemnify an individual who:

    • is or was a director of Ivanhoe, or

    • is or was a director or officer of another corporation of which Ivanhoe is or was a shareholder if the individual was acting in that capacity at the request of Ivanhoe against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such individual is involved because of that association with Ivanhoe or the other entity.

    However, indemnification is prohibited if:

    • the individual did not act honestly and in good faith with a view to the best interests of Ivanhoe (or the other entity, as the case may be); and

    • in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

    A corporation may not indemnify or pay the expenses of a current or former director or officer in respect of an action brought against such director or officer by or on behalf of the corporation without prior approval of the Supreme Court of the Yukon Territory.

    The YBCA provides that a corporation may purchase and maintain insurance for the benefit of current and former
Ensyn

    Ensyn’s certificate of incorporation provides that Ensyn has the power to indemnify its officers, directors, employees and agents (and persons serving at its request in that capacity for another entity) to the fullest extent permitted by the DGCL. Ensyn’s certificate of incorporation further authorizes the purchase of insurance for the benefit of any person who is or was a director, officer, employee or agent (or who is or was serving at its request in that capacity for another entity), whether or not Ensyn would have the power to indemnify the person against the insured liability under the DGCL.

Under the DGCL, a corporation may indemnify any person made, or threatened to be made, a party to any action, suit or proceeding (other than an action by or on behalf of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal actions, if he or she had no reasonable cause to believe that his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, the DGCL provides that a corporation may not indemnify a director, officer, employee or agent if that person has been found liable to the corporation, unless the court in which the action was brought determines that he or she is fairly and reasonably entitled to indemnification. The DGCL requires a corporation to indemnify a present or former director or officer of the corporation who has been directors and officers (or their heirs and personal or other legal representatives) against any liability that may be incurred by reason of such individuals being or having been a director or officer, or in an equivalent position of, the corporation or an associated corporation.
successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the corporation.
Director Liability

Ivanhoe

    Under the YBCA, directors of Ivanhoe who vote for or consent to a resolution authorizing the issue of a share for a consideration other than money are jointly and severally liable to Ivanhoe to make good any amount by which the consideration received is less than the fair equivalent of the money that Ivanhoe would have received if the share had been issued for money on the date of the resolution. A director is not liable if he proves that he did not know and could not reasonably have known that the share was issued for a consideration less than the fair equivalent of the money that the corporation would have received if the share had been issued for money.

    Directors who vote for or consent to a resolution authorizing

    • a purchase, redemption or other acquisition of shares while the corporation is insolvent or which would render the corporation insolvent;

    • a commission on a sale of shares not provided for by the YBCA;

    • a payment of a dividend while the corporation is insolvent or which would render the corporation insolvent;

    • financial assistance beyond the parameters prescribed by the YBCA;

    • a payment of an indemnity beyond the parameters prescribed by the YBCA; or

    • a payment to a dissenting shareholder while the corporation is insolvent or which would render the corporation insolvent,

are jointly and severally liable to restore to the corporation any amounts so paid and the value of any property so distributed, and not otherwise recovered by the corporation. A director who votes for or consents to a resolution authorizing financial assistance beyond the parameters prescribed by the YBCA is not liable if he proves that he did not know and could not reasonably have known that the financial assistance was given contrary to the YBCA.

    Under the YBCA, each Ivanhoe director, while he remains a director, is jointly and severally liable to each Ivanhoe employee for all debts payable to the employee for services performed for the corporation.

    Furthermore, a director is not liable if the director did not know and could not reasonably have known that the act
Ensyn

Ensyn’s certificate of incorporation provides that no director shall be personally liable to Ensyn or any stockholder for monetary damages for breaches of his or her fiduciary duties, except to the extent that exculpation is not permitted under the DGCL as in effect when the breach occurred.

done by the director or authorized by the resolution voted for or consented to by the director was contrary to the YBCA.
Interested Shareholder Transactions

Ivanhoe

    The YBCA does not contain a provision comparable to the DGCL with respect to business combinations. However, rules or policies of certain Canadian provincial securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Statement Q-27 of the Authorité des marches financiers, contain requirements in connection with “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, completes one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A “related party” is defined in OSC Rule 61-501 and Policy Statement Q-27 and includes directors and senior officers of the issuer and holders of voting securities carrying more than 10% of the voting rights attaching to all issued and outstanding voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

    OSC Rule 61-501 and Policy Statement Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 and Policy Statement Q-27 also require that, subject to certain exceptions, an issuer shall not engage in a related party transaction unless approval of the disinterested shareholders of Ivanhoe for the related party transaction has been obtained.
Ensyn

    Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period if:

    • prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

    • upon completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

    • the business combination is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder at a stockholder meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested shareholder” generally as any person who owns (or in the case of affiliates or associates of the corporation, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation may elect not to be governed by this section of the DGCL by a provision in its certificate of incorporation or by-laws, but Ensyn has not done so.
DISSENTERS’ AND APPRAISAL RIGHTS
      Ivanhoe shareholders do not have dissenters’ or appraisal rights in connection with the issuance of Ivanhoe Shares in the Merger.
      Ensyn stockholders who comply with the requirements of Section 262 of the DGCL are entitled to dissent to the proposed Merger and obtain an appraisal of the fair value of their shares. The following discussion is not intended to be a complete statement of the DGCL as it relates to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached as Exhibit D to this joint management information circular/ proxy statement. If you are an Ensyn stockholder and you wish to consider exercising your appraisal rights, you should carefully review Section 262 since failure to comply with the requirements set forth in that Section will result in the loss of your appraisal rights.
      If you are an Ensyn stockholder and you choose to exercise your appraisal rights, you must satisfy each of the following conditions:

•	hold Ensyn Shares on the date of making a demand for appraisal;

•	continuously hold your Ensyn Shares through the effective time of the Merger;

•	deliver a written demand for appraisal to Ensyn before the vote on the Merger Agreement by Ensyn stockholders;

•	not vote in favor of adoption of the Merger Agreement by proxy or in person or consent to the Merger in writing; and

•	file a petition in the Delaware Court of Chancery within 120 days after the effective time of the Merger, as more fully described below.
      If an Ensyn stockholder fails to comply with these conditions and the Merger is completed, that Ensyn stockholder will receive only that stockholder’s Pro Rata Portion of the aggregate Merger Consideration provided for in the Merger Agreement and will have no appraisal rights with respect to that stockholder’s Ensyn Shares.
      Any demand by an Ensyn stockholder for appraisal should be in writing and delivered to the Corporate Secretary before the vote on the Merger Agreement and the Merger is taken by Ensyn stockholders at the Ensyn Meeting. The written demand must reasonably inform Ensyn of the stockholder’s identity and the stockholder’s intention to demand an appraisal of his, her or its shares. The written demand for appraisal is in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the Merger Agreement and approval of the Merger. Voting against or failing to vote for the adoption of the Merger Agreement and the approval of the Merger by itself does not constitute a demand for appraisal. A vote in favor of the adoption of the Merger Agreement, by proxy or in person, will constitute a waiver of an Ensyn’s stockholder’s appraisal rights in respect of the Ensyn Shares so voted and will nullify any previously filed written demand for appraisal.
      To be effective, a demand for appraisal must be made by, or in the name of, the Ensyn stockholder of record, fully and correctly, as the stockholder’s name appears on his, her or its stock certificate or certificates. If Ensyn Shares are held in the name of another person, the beneficial owner of the shares must cause the record holder to submit the demand for appraisal. If Ensyn Shares are owned by more than one person, such as in a joint tenancy or tenancy in common, the demand for appraisal must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for an Ensyn stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he, she or it is acting as agent for the record owner.
      Within ten days after the effective time of the Merger, Ensyn, as the surviving corporation, must give written notice that the Merger has become effective to each Ensyn stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the adoption of the Merger Agreement and approval of the Merger or otherwise consent to the Merger in writing. At any time within 60 days after the effective time of the Merger, any Ensyn stockholder who has demanded an appraisal has the right to withdraw that demand and to accept the Merger Consideration provided by the Merger Agreement for his, her or its Ensyn Shares. After that time, an Ensyn stockholder may withdraw the demand for an appraisal only with Ensyn’s consent.
      Within 120 days after the effective time of the Merger, either Ensyn or any Ensyn stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all dissenting Ensyn stockholders. Ensyn does not presently intend, and has no obligation, to file such a petition in the event there are dissenting Ensyn stockholders. Accordingly, the failure of any dissenting Ensyn stockholder to file the petition within the specified period may nullify any previous written requests for appraisal.
      Within 120 days after the effective time of the Merger, any Ensyn stockholder who has complied with the requirements of Section 262 of the DGCL is entitled to receive from Ensyn, upon written request, a statement setting forth the aggregate number of Ensyn Shares for which demands for appraisal were received and the aggregate number of holders of such shares within 10 days of receiving the written request or within 10 days after expiration of the time for delivery of demands for appraisal, whichever is later.
      If a petition for an appraisal is timely filed and served on Ensyn, Ensyn is required to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Ensyn stockholders who have demanded an appraisal of their shares. At the hearing on the petition, the Court of Chancery will determine which Ensyn stockholders are entitled to appraisal rights and appraise the Ensyn Shares owned by these stockholders by determining their fair value exclusive of any element of value arising from the accomplishment or expectations of the Merger, together with a fair rate of interest. In determining fair value, the Court of Chancery is required to consider all relevant factors. Ensyn stockholders should recognize, however, that the fair value of their Ensyn Shares, as determined by the Court of Chancery under Section 262 of the DGCL, could be more than, the same as or less than the consideration that they are entitled to receive under the Merger Agreement.
      The costs of the appraisal proceeding may be imposed upon Ensyn and/or the Ensyn stockholders who are participating in the appraisal proceeding, as the Court of Chancery deems equitable in the circumstances. Upon application, the Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding be charged pro rata against the value of all shares entitled to appraisal.
      If an Ensyn stockholder demands an appraisal in compliance with Section 262 of the DGCL, that stockholder will not, after the effective time of the Merger, be entitled to vote for any purpose any Ensyn Shares subject to that demand or receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to Ensyn stockholders of record at a date prior to the effective time of the Merger.
      It is a condition to Ivanhoe’s obligation to complete the Merger that the holders of not more than 8% of Ensyn’s outstanding shares (excluding the Excluded Shares other than any Excluded Shares acquired by Ivanhoe pursuant to the Canadian Transaction) take action to assert their appraisal rights.
WHERE YOU CAN FIND MORE INFORMATION
      Ivanhoe files annual, quarterly and current reports and other information with the SEC. As a “foreign private issuer,” Ivanhoe is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.
      You may read and copy any document filed by Ivanhoe with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Some of these documents may also be available from commercial document retrieval services or through the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”), which is accessible through the website maintained by the SEC at http://www.sec.gov.
      Ivanhoe also files reports, statements and other information with the securities administrators in each of the provinces of Canada and the Yukon. These documents are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), the Canadian equivalent of the SEC’s EDGAR system, maintained by the Canadian Securities Administrators at the website http://www.sedar.com.
      The SEC and Canadian provincial securities regulatory authorities allow the “incorporation by reference” of information into this joint management information circular/ proxy statement. This means that Ivanhoe can disclose important information to you by referring you to another document filed separately with the SEC and Canadian provincial securities regulatory authorities. The information incorporated by reference is considered to be a part of this joint management information circular/ proxy statement, except for any information that is superseded by information that is included directly in this joint management information circular/ proxy statement or incorporated by reference subsequent to the date of this joint management information circular/ proxy statement.
      This joint management information circular/ proxy statement incorporates by reference the documents listed below that Ivanhoe has previously filed with the United States Securities and Exchange Commission (Commission File No. 000-30586) and that Ivanhoe has also filed or will file prior to the date of mailing this joint management information circular/ proxy statement, with the applicable Canadian provincial securities regulatory authorities. They contain important information about Ivanhoe and its financial condition and are as follows:

•	annual report of Ivanhoe on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 10, 2005 and with the Canadian provincial securities regulatory authorities on March 11, 2005 (excluding the sections entitled “Performance Graph” and “Board Compensation Committee Report on Executive Compensation,” which sections shall not be deemed not to be incorporated by reference), which includes (i) audited consolidated financial statements as at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, together with the accompanying auditors’ report thereon and (ii) management’s discussion and analysis of financial condition and results of operations for the audited financial statements referred to in (i) above; and

•	management information circular dated March 2, 2004 prepared in connection with Ivanhoe’s annual meeting of shareholders held on April 29, 2004, excluding the sections entitled “Performance Graph,” “Compensation Committee,” “Report on Executive Compensation” and “Statement of Corporate Governance Practices” (which sections shall be deemed not to be incorporated by reference), filed with the Canadian provincial securities regulatory authorities on March 17, 2004 and with the SEC on March 23, 2004.
      Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commissions or similar authorities in Canada subsequent to the date of this joint management information circular/ proxy statement and prior to the termination of the Merger shall be deemed to be incorporated by reference in this joint management information circular/ proxy statement.
      In addition, Ivanhoe incorporates by reference all additional documents that it may file with the SEC pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Exchange Act, copies of which will also be filed with Canadian provincial securities regulatory authorities, between the date of this joint management information circular/ proxy statement and the date of the Ivanhoe special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. In no event, however, will any of the information that Ivanhoe discloses under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that may be furnished to the SEC from time to time be incorporated by reference into, or otherwise included in, this joint management information circular/ proxy statement.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this joint management information circular/ proxy statement, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this joint management information circular/ proxy statement.

      Ivanhoe has supplied all information contained or incorporated by reference into this joint management information circular/ proxy statement relating to Ivanhoe.
      You can obtain any of the documents incorporated by reference into this joint management information circular/ proxy statement through Ivanhoe or from the SEC through the SEC’s website at the address described above or from the Canadian provincial regulatory authorities through the SEDAR website at the address described above. Documents incorporated by reference are available from Ivanhoe without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint management information circular/ proxy statement.
      Ivanhoe shareholders and Ensyn stockholders may request a copy of information incorporated by reference into this joint management information circular/ proxy statement by contacting Beverly A. Bartlett, Corporate Secretary, at Suite 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-8323. For the purposes of the Province of Quebec, this joint management information circular/ proxy statement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained by contacting Beverly A. Bartlett, Corporate Secretary, at the aforementioned address and telephone number. In order for you to receive timely delivery of the documents in advance of the Ivanhoe special meeting, Ivanhoe should receive your request no later than April 6, 2005.
      Neither Ivanhoe nor Ensyn has authorized anyone to give any information or make any representation about the Merger or our companies that is different from, or in addition to, that contained in this joint management information circular/ proxy statement or in any of the materials that we have incorporated into this joint management information circular/ proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint management information circular/ proxy statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint management information circular/ proxy statement does not extend to you. The information contained in this joint management information circular/ proxy statement is accurate only as of the date of this joint management information circular/ proxy statement unless the information specifically indicates that another date applies.
OTHER BUSINESS
Ivanhoe
      As of the date of this joint management information circular/ proxy statement, management of Ivanhoe is not aware of any amendments, variations or other matters that will be brought before the Ivanhoe special meeting other than the matters referred to in the Ivanhoe Notice of Meeting. However, should matters not now known to management properly come before the Ivanhoe special meeting (if such meeting is necessary), Ivanhoe Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the persons named therein.
Ensyn
      As of the date of this joint management information circular/ proxy statement, management of Ensyn is not aware of any amendments, variations or other matters that will be brought before the Ensyn Meeting other than the matters referred to in the Ensyn Notice of Meeting. However, should matters not now known to management properly come before the Ensyn Meeting, Ensyn Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the persons named therein.

INFORMATION AND DIRECTORS’ APPROVAL
      The information contained or referred to in this joint management information circular/ proxy statement with respect to Ivanhoe has been furnished by Ivanhoe and the information contained or referred to in this joint management information circular/ proxy statement with respect to Ensyn has been furnished by Ensyn. Ivanhoe and its directors and officers have relied on the information relating to Ensyn provided by Ensyn and take no responsibility for any errors in such information or omissions therefrom. Ensyn and its directors and officers have relied on the information relating to Ivanhoe provided by Ivanhoe and take no responsibility for any errors in such information or omissions therefrom.
      The contents and the sending of this joint management information circular/ proxy statement and related materials to the stockholders have been approved by the board of directors of Ivanhoe.
DATED at Vancouver, British Columbia as of the 14th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF IVANHOE ENERGY INC.

/s/ Beverly A. Bartlett
Corporate Secretary

AUDITORS’ CONSENT
      We have read the Joint Management Information Circular/ Proxy Statement (“Information Circular”) of Ivanhoe Energy Inc. (“Ivanhoe”) dated March 14, 2005 relating to the proposed merger of a newly formed subsidiary of Ivanhoe and Ensyn Group, Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Ivanhoe on the consolidated balance sheets of Ivanhoe as at December 31, 2004 and 2003 and the consolidated statements of loss, shareholders’ equity and cash flow for each of the three years in the period ended December 31, 2004. Our report is dated February 11, 2005.
/s/ Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta
March 14, 2005

CONSENT OF INDEPENDENT AUDITORS
      We consent to the reference to the use of our report dated November 19, 2004 (except for note 16 which is as of December 11, 2004) with respect to the consolidated financial statements of Ensyn Group, Inc. for the years ended September 30, 2004 and 2003, included in the Joint Management Information Circular/ Proxy Statement of Ivanhoe Energy Inc. dated March 14, 2005.
/s/ Ernst & Young LLP

Ottawa, Canada	Ernst & Young LLP

March 14, 2005	Chartered Accountants

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

by and among

IVANHOE ENERGY INC.,

IVANHOE MERGER SUB, INC.

and

ENSYN GROUP, INC.

Dated as of December 11, 2004

SCHEDULE

Schedule I	Canadian Stockholders

EXHIBITS

Exhibit A	Canadian Exchange Agreement
Exhibit B	No Hedge Agreement
Exhibit C	Voting Agreement
Exhibit D	Surviving Charter
Exhibit E	Indemnity Escrow Agreement
Exhibit F	Warrant Escrow Agreement
Exhibit G	Securityholders’ Representative Fund Escrow Agreement
Exhibit H	[Intentionally Omitted]
Exhibit I	Rule 145 Letter
Exhibit J	[Intentionally Omitted]

v

Exhibit K	Amended Administration Services Agreement
Exhibit L	[Intentionally Omitted]
Exhibit M	[Intentionally Omitted]
Exhibit N	Distribution Agreement
Exhibit O	Post Spin-off Company Group

INDEX OF DEFINED TERMS

Terms	Section
Additional Shares Issuance Condition	Section 10.1(a)
Advance Agreement	Section 10.1(b)
Affiliate	Section 10.1(c)
Agreement	Preamble
Amended Administration Services Agreement	Section 7.2(i)
Arbitration Request	Section 8.6(b)
Audited 2004 Financials	Section 4.14(b)
Audited 2003 Financials	Section 4.14(a)
Balance Sheet	Section 4.14(a)
Balance Sheet Date	Section 4.14(a)
Business Day	Section 10.1(d)
California Commissioner	Section 3.1(b)
California Securities Law	Section 3.1(a)
Canadian Exchange Agreement	Recitals
Canadian Takeover Exemption	Section 5.6(b)
Canadian Transaction	Recitals
Cash Consideration	Section 2.1(c)(ii)(A)
Certificate of Merger	Section 1.3
Change of Control	Section 10.1(e)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Consideration Payments	Section 2.3(a)(ii)
Closing Date Portion	Section 10.1(f)
Closing Date Shares	Section 10.1(g)
Closing Price	Section 2.1(c)(ii)(B)
COBRA	Section 4.19(d)
Code	Section 10.1(h)
Common Stock Consideration	Section 2.1(c)(ii)(C)
Company	Preamble
Company Advisor Expenses	Section 2.1(c)(ii)(D)
Company Assets	Section 4.9(b)
Company Benefit Plans.	Section 4.19(a)
Company Board Recommendation	Section 3.1(c)
Company Certificates	Section 2.1(c)(iii)
Company Closing Certificate	Section 7.2(d)
Company Common Stock	Recitals
Company Contracts	Section 10.1(i)
Company Disclosure Letter	Section 4.7
Company Financial Advisor	Section 4.35
Company Indemnified Parties	Section 8.2(b)
Company Indemnified Party	Section 8.2(b)

Terms	Section
Company Indemnifying Parties	Section 8.2(a)
Company Indemnifying Party	Section 8.2(a)
Company Material Adverse Effect	Section 10.1(j)
Company Option Plans	Section 2.5
Company Options	Section 2.5
Company Organizational Documents	Section 4.5
Company Permits	Section 4.27(a)
Company Stockholders Meeting	Section 3.2(a)
Company Warrants	Section 2.6
Condition Determination Date	Section 3.2(b)
Confidentiality Agreement	Section 6.4(c)
Contests	Section 6.17(e)
Contracts	Section 10.1(k)
Copyrights	Section 10.1(l)
Daily Closing Price	Section 2.1(c)(ii)(B)
Damage Payment	Section 8.2(e)
Damages	Section 8.2(a)
Deductible Amount	Section 8.2(c)(ii)
DGCL	Section 1.1
Dissenting Shares	Section 2.7
Dissenting Stockholder	Section 2.7
Distribution Agreement	Section 10.1(m)
D&O Indemnified Parties	Section 6.8(a)
D&O Insurance	Section 6.8(b)
Effective Time	Section 1.3
Enforceability Exception	Section 4.4
Ensyn Energy Minority Interest	Section 6.24
Environmental Laws	Section 4.23(a)(i)
Environmental Orders	Section 4.23(a)(ii)
EPIL	Section 6.23
EPIL Option Plans	Recitals
EPIL Option Plans	Section 10.1(n)
ERI Holdings	Recitals
EPIL Options	Section 6.23
ERISA	Section 4.19(a)
ERISA Affiliate	Section 10.1(o)
Escrow Agreements	Section 10.1(p)
Escrowed Warrant Consideration	Section 10.1(q)
Escrow Period	Section 8.3(a)
Exchange Act	Section 5.10
Exchange Agent	Section 2.2(d)
Exchange Fund	Section 2.2(d)
Excluded Shares	Section 2.1(b)
Expenses	Section 6.14
E&Y	Section 4.14(a)
Fee Schedule	Section 2.1(c)(ii)(D)

Terms	Section
Full Contest Amount	Section 8.8(b)(ii)
Full Damages Amount	Section 8.5(e)
Fully Diluted Share Number	Section 2.1(c)(ii)(E)
GAAP	Section 4.14(a)
Governmental Entity	Section 4.8
Hazardous Substances	Section 10.1(r)
Hearing	Section 3.1(a)
Hearing Notice	Section 3.1(a)
HSR Act	Section 4.8(c)
Indemnified Party	Section 10.1(s)
Indemnifying Party	Section 10.1(t)
Indemnity Escrow Agent	Section 2.2(a)
Indemnity Escrow Agreement	Section 2.2(a)
Indemnity Escrowed Shares	Section 10.1(v)
Indemnity Escrowed Warrant Portion	Section 8.2(c)(iv)
Indemnity Escrowed Warrant Shares	Section 10.1(w)
Indemnity Escrow Fund.	Section 2.2(a)
Indemnity Escrow Termination Date	Section 10.1(u)
Indemnity Fund Securityholders	Section 2.2(a)
Information Statement	Section 3.1(a)
Intellectual Property	Section 10.1(x)
Unaudited 2004 Financials	Section 4.14(a)
Ivanhoe Energy	Section 9.6(b)
Knowledge	Section 10.1(y)
Laws	Section 10.1(z)
Leases	Section 4.25(a)
Legal Actions	Section 4.17
Liabilities	Section 4.15(a)
Liabilities Certificate	Section 7.2(p)
Liens	Section 10.1(aa)
Majority	Section 8.7(b)
Material Contract	Section 4.18(a)
Maximum Premium	Section 6.8(b)
Merger	Recitals
Merger Consideration	Section 2.1(c)(i)
Merger Sub	Preamble
Nasdaq Exemption	Section 6.13(a)
New Directors	Section 6.22
New Shares	Section 8.3(a)
Notice	Section 8.4(a)
Objection Notice	Section 8.6(a)
Open Source Software	Section 10.1(bb)
Orders	Section 10.1(cc)
Outside Date	Section 9.2(a)
Parent	Preamble
Parent Assets	Section 5.7(b)

Terms	Section
Parent Board	Section 6.22
Parent Closing Certificate	Section 7.3(d)
Parent Common Stock	Section 2.1(c)(i)(B)
Parent Contracts	Section 5.7(c)
Parent Disclosure Letter	Section 5.7(c)
Parent Election Notification	Section 3.2(b)
Parent Financial Advisor	Section 5.16
Parent Indemnification Certificate	Section 8.4(a)
Parent Indemnified Parties	Section 8.2(a)
Parent Indemnified Party	Section 8.2(a)
Parent Indemnifying Parties	Section 8.2(b)
Parent Indemnifying Party	Section 8.2(b)
Parent Material Adverse Effect	Section 10.1(dd)
Parent Organizational Documents	Section 5.5
Parent Permits	Section 5.15(a)
Parent Proxy Statement	Section 6.13(b)
Parent SEC Reports	Section 5.10
Parent Stockholders Meeting	Section 6.13(b)
Participation Rights	Section 2.1(c)(i)(C)
Patent Rights	Section 10.1(ee)
Payment	Section 4.33
Permit	Section 3.1(d)
Permit Application	Section 3.1(a)
Permitted Liens	Section 10.1(ff)
Per Share Cash Consideration	Section 2.1(c)(ii)(F)
Per Share Common Stock Consideration	Section 2.1(c)(ii)(G)
Person	Section 10.1(gg)
Post-Signing Returns	Section 6.17(a)
Post-Spin-Off Company Group	Section 10.1(hh)
Pre-Closing Conditions	Section 3.2(b)
Pre-Closing Taxable Periods	Section 8.8(a)(i)
Pre-Closing Taxes	Section 8.8(a)(i)
Pro Rata Portion	Section 10.1(ii)
Purchase Agreement	Section 9.6(b)
Qualified Person	Section 6.22
Registration Statement	Section 3.1(g)(i)
Representatives	Section 6.4(a)
Requisite Company Vote	Section 4.3
Requisite Parent Vote	Section 5.3
Restrictive Company Contract	Section 4.18(a)(ix)
Retained Business	Section 10.1(jj)
RTP™ Plant	Section 10.1(u)
Rule 145 Affiliates	Section 6.25
SEC	Section 3.1(g)(i)
Securities Act	Section 3.1(d)
Securityholder	Section 10.1(ll)

x

Terms	Section
Securityholders’ Escrow Agent	Section 2.2(e)
Securityholders’ Indemnification Certificate	Section 8.4(a)
Securityholders’ Representative	Section 8.7(a)
Securityholders’ Representative Expenses	Section 2.2(e)
Securityholders’ Representative Fund	Section 2.2(e)
Securityholders’ Representative Fund Escrow Agreement	Section 2.2(e)
Securityholders’ Representative Obligations	Section 2.2(e)
Separation Agreement	Section 10.1(kk)
Smith Agreement	Section 6.24
SOA	Section 6.19
Software	Section 10.1(mm)
Spin-Off Business	Section 10.1(nn)
Spin-Off Subsidiary	Recitals
Spin-Off Transaction	Recitals
Stockholder Meeting Election	Section 3.2(b)
Straddle Period	Section 8.8(a)(iii)
Straddle Returns	Section 8.8(a)(iii)
Subsidiary	Section 10.1(oo)
Superior Proposal	Section 10.1(pp)
Surviving Bylaws	Section 1.6
Surviving Charter	Section 1.5
Surviving Corporation	Section 1.1
Takeover Proposal	Section 10.1(qq)
Takeover Statutes	Section 4.8(d)
Taxes	Section 10.1(rr)
Tax Returns	Section 10.1(ss)
Tax Sharing Agreements	Section 4.22(g)
Termination Fee	Section 10.1(tt)
Third Party Claim	Section 8.5(a)
Third Party Notice	Section 8.5(a)
Trademarks	Section 10.1(uu)
Trade Secrets	Section 10.1(vv)
Transaction Agreements	Section 10.6
Unaudited 2004 Financials	Section 4.14(a)
Unaudited 2004 Financials	Section 4.14(a)
Viruses	Section 10.1(ww)
Voting Agreement	Recitals
Warrant Escrow Agent	Section 2.2(b)
Warrant Escrow Agreement	Section 2.2(b)
Warrant Escrow Fund.	Section 2.2(b)
Worms	Section 10.1(xx)

AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2004 (this “Agreement”), by and among IVANHOE ENERGY INC., a Yukon corporation (“Parent”), IVANHOE MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and ENSYN GROUP, INC., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined have the respective meanings given them in Section 10.1.

RECITALS

     A. The respective boards of directors of Parent and Merger Sub have approved this Agreement and deemed this Agreement and the transactions contemplated hereby (including the merger of Merger Sub with and into the Company (the “Merger”)) advisable and fair to and in the best interests of their respective shareholders and, by resolutions duly adopted, have approved and adopted this Agreement.

     B. The board of directors of the Company has approved this Agreement and deemed this Agreement and the transactions contemplated hereby (including the Merger) advisable and fair to and in the best interests of the Company and the holders of shares of Company Common Stock and, subject to the terms and conditions contained herein, resolved to recommend the approval by the Company’s shareholders of this Agreement, including the Merger and the transactions contemplated by this Agreement.

     C. Subject to certain exceptions, under the Merger, each issued and outstanding share of common stock, par value $.001 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Merger Consideration.

     D. Immediately prior to the Merger, or at such earlier time as the Company may elect, the Company shall, pursuant to the Distribution Agreement, distribute to the Company’s stockholders, indirectly, all of the common stock of Ensyn Renewables Inc. (the “Spin-Off Subsidiary”) by means of the distribution of all of the shares of ERI Holdings, Inc., a new entity to be formed (“ERI Holdings”), that immediately prior to such distribution will own all of the common stock of the Spin-Off Subsidiary (such transaction being referred to as the “Spin-Off Transaction”).

     E. Immediately prior to the Merger but subsequent to the Spin-Off Transaction, Parent and the Canadian holders of the Company Common Stock identified on Schedule 1 hereto who so elect shall consummate their purchase and sale arrangements (the “Canadian Transaction”) contemplated by the Exchange Agreement among Parent and each such Canadian holder of Company Common Stock, the form of which is attached hereto as Exhibit A (the “Canadian Exchange Agreement”), pursuant to which such holders will exchange each of their shares of Company Common Stock for the consideration they would have received in respect of such shares of Company Common Stock pursuant to the Merger had such holders not sold their shares to Parent immediately prior to the Merger; provided, however, that the Canadian Transaction shall become null and void in the event that the Merger does not occur promptly thereafter.

     F. For U.S. federal income tax purposes, it is intended that the Canadian Transaction and the Merger shall together qualify as a reorganization under the provisions of Section 368(a) of the Code.

     G. Concurrently with the execution of this Agreement, certain holders of shares of Company Common Stock are entering into agreements with Parent, the form of which is attached hereto as Exhibit B, pursuant to which they have agreed not to hedge any shares of Parent Common Stock.

     H. Concurrently with the execution of this Agreement, a significant stockholder of Parent is entering into a voting agreement with Parent and the Company, the form of which is attached hereto as Exhibit C, pursuant to which such stockholder has agreed that, if a Parent Stockholders Meeting is held, such stockholder will vote his shares of Parent Common Stock in favor of the issuance of additional shares of Parent Common Stock, but only if the aggregate Merger Consideration does not consist of more than 42,300,000 shares (as the same may be adjusted for stock splits and the like) of Parent Common Stock (the “Voting Agreement”).

     Accordingly, in consideration of the mutual covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

     Section 1.1 The Merger. Upon and subject to the terms and conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned direct subsidiary of Parent.

     Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VII, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. on the last Business Day of the month during which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing. The date on which the Closing shall occur is hereinafter referred to as the “Closing Date.”

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     Section 1.3 Effective Time. On the Closing Date, Parent and the Company shall cause an executed certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware as provided in Section 252 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”). The parties agree that the Effective Time specified in the Certificate of Merger shall be on the last day of the month in which the Closing occurs.

     Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     Section 1.5 Certificate of Incorporation. The certificate of incorporation of the Company shall, at the Effective Time, be amended to read in its entirety as set forth on Exhibit D (the “Surviving Charter”) until amended as provided in the Surviving Charter or by applicable Laws.

     Section 1.6 Bylaws. The bylaws of the Company in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter, the Surviving Bylaws or by applicable Laws.

     Section 1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

     Section 1.8 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES; OTHER PAYMENTS AT CLOSING

     Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company, the following shall occur:

     (a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding

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immediately prior to the Effective Time shall be automatically converted into and become one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its Subsidiaries issued and outstanding immediately prior to the Effective Time (including those shares acquired by Parent in the Canadian Transaction) (collectively, the “Excluded Shares”) shall be automatically cancelled and shall cease to exist, and no Merger Consideration or other consideration shall be paid in exchange for those Excluded Shares.

     (c) Conversion of Company Common Stock.

     (i) Subject to Section 2.7 with respect to Dissenting Shares, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into the right to receive the following (collectively, the “Merger Consideration”):

     (A) an amount in cash, without interest, equal to the Per Share Cash Consideration, plus

     (B) that whole number of fully paid and non-assessable common share(s), no par value, of Parent (“Parent Common Stock”) equal to the Per Share Common Stock Consideration plus the payment of cash in lieu of fractional shares as provided in Section 2.3(d), plus

     (C) the right to receive a Pro Rata Portion of the residual proceeds of the Warrant Escrow Fund, as described in Section 2.2(c) and as more fully provided in the Warrant Escrow Agreement (the “Participation Rights”).

     (ii) For purposes of this Agreement:

     (A) “Cash Consideration” means an amount in cash equal to US$10,000,000 less (x) the Company Advisor Expenses and (y) US$1,000,000, which amount referred to in this clause (y) is to be deposited into the Securityholders’ Representative Fund in accordance with Section 2.2(e).

     (B) “Closing Price” means the weighted average of the Daily Closing Prices for the ten consecutive trading day period ending on the trading day immediately preceding the Condition Determination Date. “Daily Closing Price” for any trading day means the closing price of shares of Parent Common Stock on the NASDAQ Small Cap Market for such trading day (as reported in The Wall Street Journal (National Edition) or, if not reported therein, any other nationally-recognized authoritative source).

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     (C) “Common Stock Consideration” means the number of shares of Parent Common Stock derived by dividing US$75,000,000 by the Closing Price; provided, that such number of shares shall, subject to the anti-dilution adjustments provided in Section 2.1(d), not be less than 30,000,000.

     (D) “Company Advisor Expenses” means all fees, charges and expenses of the financial, investment banking, legal, accounting and other professional advisors of the Company and its Subsidiaries relating to the transactions contemplated by this Agreement (including the Spin-Off Transaction) (which fees, charges and expenses shall in no event exceed US$9,000,000) that have not been paid on or prior to the Closing Date; such Company Advisor Expenses to be set forth on a schedule (the “Fee Schedule”) to be delivered to Parent by the Company not less than two Business Days prior to the Closing Date. The Fee Schedule shall set forth, for each advisor indicated, that portion of the Company Advisor Expenses due and payable to such advisor and the payment instructions relating thereto. For the avoidance of doubt, Company Advisor Expenses shall not include (i) any engineering fees, charges or expenses in connection with the Commercial Demonstration Facility or (ii) any fees, charges and expenses incurred in connection with the filing, prosecution, registration, renewal and maintenance of Intellectual Property.

     (E) “Fully Diluted Share Number” means the result obtained by adding (x) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Closing, including shares of Company Common Stock issued as a result of the exercise of Company Options prior to their cancellation as contemplated by Section 2.5, but excluding any Excluded Shares, other than those shares acquired by Parent in the Canadian Transaction, which shares shall be included in determining the number of shares in this clause (x), plus (y) the aggregate number of shares of Company Common Stock issuable as of immediately prior to the Closing upon the exercise of all Company Warrants (including Company Warrants that are terminated immediately prior to or as of the Closing in exchange for the shares of Company Common Stock that would have been issued to the holders of such Company Warrants upon exercise thereof), assuming the full number of such shares of Company Common Stock are issued and that all exercise prices are paid in cash and not by a “cashless exercise” (but excluding any shares to be issued as a result of the exercise (or such termination) of Company Warrants that are included in determining the number of shares in clause (x) above), plus (z) the aggregate number of shares of Company Common Stock issuable in exchange for EPIL Options outstanding immediately prior to the Closing (assuming all such EPIL Options are exercised in full and each share of EPIL common stock issuable upon exercise thereof is exchanged for 47.52 shares of Company Common Stock, but excluding any shares to be issued as a result of the exercise (or such termination) of EPIL Options that are included in determining the number of shares in clause (x) above).

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     (F) “Per Share Cash Consideration” means the quotient obtained by dividing the Cash Consideration by the Fully Diluted Share Number.

     (G) “Per Share Common Stock Consideration” means the quotient obtained by dividing the Common Stock Consideration by the Fully Diluted Share Number.

     (iii) At the Effective Time, (A) all shares of Company Common Stock that have been converted into the right to receive the Merger Consideration as provided in Section 2.1(c)(i) shall be automatically cancelled and shall cease to exist and (B) the holders of certificates which immediately prior to the Effective Time represented such shares of Company Common Stock (“Company Certificates”) shall cease to have any rights with respect to such shares, other than (x) the right to receive the Merger Consideration upon surrender of Company Certificates in accordance with Section 2.3(a) and (y) the right to receive shares of the Spin-Off Subsidiary (to the extent such shares have not already been delivered to such holder).

     (d) Adjustments to Prevent Dilution. If, prior to the Effective Time, Parent (i) declares, or establishes a record date for, a stock dividend or other distribution payable in (x) shares of Parent Common Stock or shares of any Subsidiary of Parent, (y) securities convertible or exchangeable into or exercisable for shares of Parent Common Stock or shares of a Subsidiary of Parent or (z) any other securities or (ii) effects a stock split (including a reverse stock split), reclassification, recapitalization, combination or other similar change with respect to the Parent Common Stock, then the Per Share Common Stock Consideration shall be equitably adjusted to eliminate the effects of that stock dividend, distribution, stock split, reclassification, recapitalization, combination or other change.

     Section 2.2 Dispensation of Merger Consideration.

     (a) Indemnity Escrow. At the Closing, without the act of any Securityholder, the Indemnity Escrowed Shares shall be deposited by Parent (on behalf of the Securityholders referred to in clauses (i) and (ii) of the definition of “Securityholders” in Section 10.1(ll) (the “Indemnity Fund Securityholders”) with Mellon Investor Services, or such other bank or trust company designated by Parent and reasonably approved by the Company (the “Indemnity Escrow Agent”). The Indemnity Escrowed Shares, together with any non-cash dividends or other non-cash distributions paid with respect to the Indemnity Escrowed Shares, are collectively referred to as the “Indemnity Escrow Fund.” Parent shall show the Parent Common Stock contributed to the Indemnity Escrow Fund as issued and outstanding on its balance sheet. Any dividends or distributions paid in cash with respect to the Indemnity Escrowed Shares shall not be deposited into the Indemnity Escrow Fund but instead shall be paid to the Indemnity Fund Securityholders in accordance with their respective Pro Rata Portions (determined based solely with respect to the Indemnity Fund Securityholders). The Indemnity Escrow Fund shall be governed by the terms of an Indemnity Escrow Agreement substantially in the form attached as Exhibit E, with such changes as shall be mutually agreed to by the

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Company and Parent (the “Indemnity Escrow Agreement”), and shall be (i) available to compensate the Parent Indemnified Parties for Damages claims made pursuant to Article VIII and (ii) held to secure the Company’s obligations to meet certain business development milestones, as set forth in the Indemnity Escrow Agreement. Each Indemnity Fund Securityholder’s proportionate interest in the Indemnity Escrowed Shares deposited into the Indemnity Escrow Fund shall be based upon such Indemnity Fund Securityholder’s Pro Rata Portion (determined based solely with respect to the Indemnity Fund Securityholders). As more fully provided in the Canadian Exchange Agreement, a portion of the Company Common Stock issuable to the participants in the Canadian Transaction in exchange for their shares of Company Common Stock shall be deposited in the Indemnity Escrow Fund and shall constitute Indemnity Escrowed Shares. The Indemnity Escrowed Shares shall be registered in the name of the Indemnity Escrow Agent for so long as they constitute part of the Indemnity Escrow Fund and, upon distribution to any Indemnity Fund Securityholder, shall be registered in the name of such Indemnity Fund Securityholder. The Indemnity Escrow Fund shall be distributed at the times and in the manner as shall be specified in the Indemnity Escrow Agreement.

     (b) Warrant Escrow. At the Closing, without the act of any Securityholder or any holder of Company Warrants, the Escrowed Warrant Consideration shall be deposited by Parent with Mellon Investor Services, or such other bank or trust company designated by Parent and reasonably approved by the Company (the “Warrant Escrow Agent”). The Escrowed Warrant Consideration, together with (i) any dividends or other distributions paid with respect to the Parent Common Stock included in the Escrowed Warrant Consideration and (ii) the exercise prices paid by the holders of Company Warrants upon exercise thereof and deposited with the Warrant Escrow Agent, is collectively referred to as the “Warrant Escrow Fund.” The Warrant Escrow Fund shall be governed by the terms of a Warrant Escrow Agreement substantially in the form attached as Exhibit F, with such changes as shall be mutually agreed to by the Company and Parent (the “Warrant Escrow Agreement”), and shall (x) be available to pay the Merger Consideration to holders of Company Warrants that exercise their Company Warrants after the Effective Time, (y) to the extent any Company Warrant is exercised, be available to distribute the exercise price paid by the holder of such Company Warrants to the Securityholders pursuant to their Participation Rights as more fully provided in the Warrant Escrow Agreement and (z) to the extent not all Company Warrants are exercised prior to their expiration or termination, otherwise be payable to the Securityholders pursuant to their Participation Rights as more fully provided in the Warrant Escrow Agreement; provided, that the portion of the Warrant Escrow Fund that consists of Indemnity Escrowed Warrant Shares shall be (i) available to compensate the Parent Indemnified Parties for Damages claims made pursuant to Article VIII and (ii) held to secure the Company’s obligations to meet certain development milestones, as set forth in the Warrant Escrow Agreement. As more fully provided in the Canadian Exchange Agreement, participants in the Canadian Transaction shall be entitled to receive, in exchange for their shares of Company Common Stock, consideration that includes Participation Rights, determined on the same basis as if they had received the Merger Consideration pursuant to the Merger in respect of each share of Company Common Stock owned by them.

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     (c) Participation Rights. Holders of the Participation Rights shall be entitled to receive, from time to time, their Pro Rata Portion of the residual assets held in the Warrant Escrow Fund, as the same may be reduced from time to time (i) with respect to the Indemnity Escrowed Warrant Shares only, as a result of distributions to the Parent Indemnified Parties for Damages claims made pursuant to Article VIII and (ii) upon the exercise of Company Warrants, at the times and in the manner as shall be specified in the Warrant Escrow Agreement. The Securityholders acknowledge that, other than in the case of a Change of Control, no distributions from the Warrant Escrow Fund shall be made to Securityholders pursuant to their Participation Rights with respect to Merger Consideration relating to any of the Company Warrants evidenced by Company Warrant Nos. 1 through 20 unless the holder of such Company Warrant has acknowledged in writing to Parent that its Company Warrant has terminated or otherwise expired. All distributions from the Warrant Escrow Fund in respect of the Participation Rights will be made in the same form as the assets then held in the Warrant Escrow Fund. The Participation Rights shall inure to the benefit of the holders of record, as applicable, of (i) Company Common Stock as of the Closing Date (before giving effect to the closing of the Canadian Transaction) and (ii) Company Warrants (to the extent the exercise date of such Company Warrants occurs after the Closing Date), and shall not be transferable (either directly or indirectly) except by operation of law, upon the bankruptcy of such record holder, by will, trust or other testamentary transfer or by gift or sale to a descendent of a record holder, a spouse of a record holder or a descendent of a spouse of a record holder as of the exercise date of such Company Warrants.

     (d) Exchange Agent. At the Closing, Parent shall deposit with Mellon Investor Services, or such other bank or trust company designated by Parent and reasonably approved by the Company (the “Exchange Agent”), (A) certificates representing the aggregate number of shares of Parent Common Stock issuable under Section 2.1(c)(i) (B) minus (x) the Indemnity Escrowed Shares and (y) shares included in the Escrowed Warrant Consideration, (B) sufficient funds necessary to pay the cash component of the Merger Consideration and (C) sufficient funds necessary to pay the cash in lieu of fractional shares of Parent Common Stock to which holders of Company Certificates may be entitled under Section 2.3(d). Such deposited shares of Parent Common Stock and deposited cash, together with any dividends or other distributions paid with respect to those shares, are collectively referred to as the “Exchange Fund.”

     (e) Securityholders’ Representative Fund. At the Closing, Parent shall deposit with Mellon Investor Services, or such other bank or trust company designated by Parent and reasonably approved by the Company (the “Securityholders’ Escrow Agent”), an amount in cash equal to US$1,000,000 (the “Securityholders’ Representative Fund”). The dispensation of the Securityholders’ Representative Fund shall be governed by the terms of a Securityholders’ Representative Fund Escrow Agreement substantially in the form attached as Exhibit G (the “Securityholders’ Representative Fund Escrow Agreement”). As more fully provided in the Securityholders’ Representative Fund Escrow Agreement, the Securityholders’ Representative may draw funds from the Securityholders’ Representative Fund for the payment of its out-of-pocket fees and expenses, including reasonable legal and

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accounting fees and expenses (the “Securityholders’ Representative Expenses”) associated with the Securityholders’ Representative’s execution of the duties and obligations as such representative under the terms of this Agreement, the Canadian Exchange Agreement, the Escrow Agreements, the Securityholders’ Representative Fund Escrow Agreement and any letters of transmittal contemplated by this Agreement (the “Securityholders’ Representative Obligations”).

     Section 2.3 Exchange of Certificates.

     (a) Exchange Procedures.

     (i) Letter of Transmittal. Parent shall instruct the Exchange Agent to mail or otherwise deliver to each holder of record of a Company Certificate promptly following the Closing (A) a letter of transmittal (which shall (x) specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of Company Certificates to the Exchange Agent, (y) expressly appoint the Securityholders’ Representative in the capacity set forth in Section 8.7(a), the Escrow Agreements, the Securityholders’ Representative Fund Escrow Agreement and pursuant to the terms of representation set forth in the letter of transmittal, the execution and delivery of which by any holder of Company Common Stock shall constitute such holder’s approval of such terms of representation, and (z) be in such form and to have such other provisions as Parent and the Company may reasonably agree) and (B) instructions for surrendering Company Certificates and receiving the Merger Consideration which such holder shall be entitled pursuant to Section 2.1.

     (ii) Surrender of Company Certificates. Immediately following the Closing, upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Exchange Agent, the holder of that Company Certificate shall be entitled to receive, as soon as reasonably practicable thereafter, in exchange therefor (A) (x) the Closing Date Portion consisting of Parent Common Stock issuable in exchange for such holder’s Company Certificates (after taking into account all shares then held by such holder) and (y) a check in the amount equal to (I) the cash component of the Merger Consideration plus (II) the cash in lieu of fractional shares of Parent Common Stock payable in respect of such holder’s Closing Date Portion (collectively, the “Closing Date Consideration Payments”) and (B) at the times and in accordance with the terms of the Escrow Agreements, any remaining portion of the Merger Consideration payable to such holder, in each case, less any required withholding of taxes. Any Company Certificates so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon due surrender of Company Certificates. To the extent a holder of Company Common Stock surrenders a Company Certificate together with a duly executed letter of transmittal and any other documents reasonably required by the Exchange Agent prior to or at the Closing, Parent shall use its reasonable commercial efforts to deliver, on the Closing Date or as soon thereafter as

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practicable, the Closing Date Consideration Payments pursuant to such holder’s instructions set forth in the letter of transmittal.

     (iii) Unregistered Transferees. If any share of Parent Common Stock is to be issued in a name other than that in which the surrendered Company Certificate is registered, then the share of Parent Common Stock may be issued or paid to such a transferee so long as (A) the surrendered Company Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such exchange (1) pays any required transfer taxes or (2) establishes to the reasonable satisfaction of Parent and the Exchange Agent that those taxes have already been paid or are not required.

     (iv) No Other Rights. Until surrendered in accordance with this Section 2.3(a), each Company Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration. The Merger Consideration issued or paid upon the surrender of any Company Certificate, or issued or paid subsequently thereto upon the terms of the Escrow Agreements, shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Company Certificate and the shares of Company Common Stock formerly represented by it. Nothing in this Section 2.3(a)(iv) shall negate the right of any holder of Company Common Stock, entitled to receive common stock of ERI Holdings in the Spin-Off Transaction prior to the Effective Time, from receiving such common stock.

     (b) Distributions With Respect to Unexchanged Shares. No dividends or other distributions payable with respect to shares of Parent Common Stock that have a record date on or after the Closing Date shall be paid to a holder of an unsurrendered Company Certificate until that Company Certificate is properly surrendered in accordance with this Article II. Subject to applicable Laws, following the proper surrender of any such Company Certificate, there shall be issued or paid to the holder of the certificate representing the Closing Date Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable with respect to the shares of Parent Common Stock represented by that certificate that have a record date on or after the Closing Date and a payment date on or prior to the date of issuance of that certificate and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to the shares of Parent Common Stock represented by that Parent Certificate that have a record date on or after the Closing Date and a payment date after the date of issuance of that certificate. Any non-cash dividends or other non-cash distributions referred to in the foregoing sentence (i) payable with respect to Indemnity Escrowed Shares shall be deposited into the Indemnity Escrow Fund and (ii) payable with respect to Indemnity Escrowed Warrant Shares shall be deposited into the Warrant Escrow Fund.

     (c) No Further Transfers. At the Closing, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Closing.

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     (d) Fractional Shares. No certificates or scrip representing Merger Consideration consisting of fractional shares of Parent Common Stock shall be issued or issuable upon the surrender of Company Certificates, and such fractional share interests will not entitle their owners to vote, to receive dividends or other distributions or to any other rights of a stockholder of Parent. Each holder of Company Certificates who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock under this Article II constituting a Closing Date Share (after taking into account all Company Certificates delivered by such holder) shall receive a cash payment in lieu of such fractional share interest equal to the product obtained by multiplying (A) the fraction of a share of Parent Common Stock constituting a Closing Date Share to which such holder would otherwise have been entitled by (B) the Closing Price. At the Closing, Parent shall deposit an amount in cash with the Exchange Agent sufficient to pay the amounts payable under this Section 2.3(d).

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Certificates 180 days after the Closing shall be delivered by the Exchange Agent to Parent upon demand. Any holder of Company Certificates who has not complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration.

     (f) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Company Certificates for any Merger Consideration properly delivered to a public official under applicable abandoned property, escheat or similar Laws. If any Company Certificates have not been surrendered prior to five years after the Closing (or immediately prior to such earlier date on which any Merger Consideration in respect of those Company Certificates would otherwise escheat to or become the property of any Governmental Entity), any Merger Consideration payable in respect of those Company Certificates shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled to that Merger Consideration.

     (g) Lost, Stolen or Destroyed Certificates. If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form reasonably required by Parent as indemnity against any claim that may be made against Parent on account of the alleged loss, theft or destruction, the Exchange Agent shall issue the Merger Consideration in accordance with Section 2.2 in exchange for such lost, stolen or destroyed Company Certificate.

     Section 2.4 Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration payable to any Person such amounts as it is required to deduct and withhold from such payment under any applicable Laws. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, deducts or withholds any such amounts (which amounts shall be paid over to the appropriate Tax authority), such amounts shall be treated for all purposes as having been paid to the Person in respect of whom the

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Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

     Section 2.5 Treatment of Stock Options. At least 30 days prior to the Closing, the Company shall take such actions as may be necessary, including, without limitation, amending any existing stock plan and notifying all affected individuals, to cause each option to acquire shares of Company Common Stock that may be outstanding as of the Closing (“Company Options”), issued under those option plans set forth in Section 4.11(a) of the Company Disclosure Letter (collectively, the “Company Option Plans”), and each EPIL Option that may be outstanding as of the Closing, issued under those option plans set forth in Section 4.11(a) of the Company Disclosure Letter (collectively, the “EPIL Option Plans”), to be immediately vested and exercisable. At the Effective Time, each Company Option and EPIL Option which is then outstanding shall be canceled.

     Section 2.6 Treatment of Warrants. The Company shall use its reasonable commercial efforts to cause each warrant exercisable for shares of Company Common Stock outstanding immediately prior to the Closing (“Company Warrants”) to be exercised or terminated prior to the Closing. The Company acknowledges that Parent intends to take the position that the Merger, pursuant to which holders of Company Warrants, upon the exercise thereof, shall be entitled to receive shares of common stock of a publicly traded company, is an event that is substantially equivalent to an initial public offering of the Company’s common stock for purposes of determining the expiration date of Company Warrants Nos. 1-20 and, accordingly, the “Warrant Expiration Date,” as defined in each of Company Warrants Nos. 1-20, will be deemed to be the later of the date specified in such Company Warrant and the first anniversary of the Closing Date. The Company shall comply with the notice requirements set forth in the instruments evidencing the Company Warrants, and shall include in the notices to be delivered to the holders of Company Warrants Nos. 1-20 a statement of Parent’s position to the effect set forth in the foregoing sentence. As provided in Section 2.2(b), the portion of the aggregate Merger Consideration that would have been payable in respect of the Company Warrants (had the Company Warrants that remain outstanding and unexercised at the Closing been exercised immediately prior to the Closing) that constitutes Escrowed Warrant Consideration shall be deposited with the Warrant Escrow Agent, of which 33.33% (or 16.665%, as applicable) of the shares of Parent Common Stock constituting part of the aggregate Merger Consideration payable in respect of such Company Warrants shall constitute Indemnity Escrowed Warrant Shares. Upon termination of the Indemnity Escrow Fund, the Indemnity Escrowed Warrant Shares, together with any dividends or distributions paid with respect to the Indemnity Escrowed Warrant Shares, shall become available for distribution pursuant to the terms of the Warrant Escrow Agreement.

     Section 2.7 Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, none of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the holder (a “Dissenting Stockholder”) of which (a) has not voted in favor of the Merger or consented to it in

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writing, (b) has demanded its rights to appraisal in accordance with Section 262 of the DGCL and (c) has not effectively withdrawn or lost its rights to appraisal (“Dissenting Shares”), shall be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares (i) shall be cancelled and shall cease to exist and (ii) shall represent the right to receive only those rights provided under the DGCL. If, after the Effective Time, any holder of Dissenting Shares withdraws, loses or fails to perfect its rights to appraisal, then (x) such shares shall be treated as if they had been converted into the Merger Consideration as of the Effective Time and (y) such holder shall be entitled only to those rights granted under Section 262 of the DGCL. The Company shall promptly notify Parent upon receipt of any written demands for appraisal under Section 262 of the DGCL and any withdrawals of such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, offer to settle or make any payment with respect to such demands unless it receives prior written consent from Parent.

     Section 2.8 Payment of Company Advisor Expenses. At the Closing, Parent shall pay the Company Advisor Expenses in immediately available funds pursuant to the instructions set forth on the Fee Schedule; provided, that Parent shall not be obligated to pay more than US$9,000,000 in Company Advisor Expenses.

ARTICLE III

INFORMATION STATEMENT; FAIRNESS HEARING; ETC.

     Section 3.1 Information Statement; Fairness Hearing and Permit.

     (a) As soon as practicable after the execution of this Agreement, (i) Parent shall prepare, with the cooperation of the Company, the application for the permit (the “Permit Application”) in connection with the Hearing and the notice to be sent to the holders of the Company Common Stock, Company Options and Company Warrants, pursuant to, and meeting the requirements of, Article 2 of Subchapter 1 of the California Administrative Code, Title 10, Chapter 3, Subchapter 2, as amended (the “Hearing Notice”), concerning the hearing (the “Hearing”) to be held by the California Commissioner to consider the terms and conditions of this Agreement, the Merger and the Canadian Transaction, and the fairness of such terms and conditions pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended, and the rules promulgated thereunder (“California Securities Law”), and (ii) Parent and the Company shall jointly be responsible for preparing a disclosure document relating to this Agreement and the transactions contemplated hereby (the “Information Statement”).

     (b) Each of the Company and Parent shall use its reasonable commercial efforts to cause the Permit Application, the Hearing Notice and the Information Statement to comply with all requirements of applicable federal and state securities Laws. Each of the Company and Parent shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Permit Application, the Hearing Notice or the Information Statement,

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or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Permit Application, the Hearing Notice and the Information Statement. The Information Statement shall constitute (i) a disclosure document for the offer and issuance of the Merger Consideration to be received in connection with the Merger, the Canadian Transaction and upon the exercise of Company Warrants following the Closing, (ii) a proxy statement for solicitation of approval by the stockholders of the Company of the transactions contemplated hereby (including the adoption of this Agreement and the approval of the Merger) and (iii) an information circular for solicitation of approval by the stockholders of Parent of the issuance of the Common Stock Consideration (whether or not such approval will be required). Whenever any event occurs that is required to be set forth in an amendment or supplement to the Information Statement, the Company and Parent shall cooperate in delivering any such amendment or supplement to all the holders of Parent Common Stock, Company Common Stock, Company Options and Company Warrants and/or filing any such amendment or supplement with the California Commissioner of Corporations (the “California Commissioner”) or its staff and/or any other government officials.

     (c) The Information Statement shall include the unqualified recommendation of the board of directors of the Company in favor of adoption of this Agreement and approval of the Merger and the conclusion of the board of directors of the Company that the terms and conditions of the Merger and this Agreement are advisable and fair to and in the best interests of the Company and its stockholders (the “Company Board Recommendation”) unless the board of directors of the Company has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 6.5(e) and terminated this Agreement in accordance with Sections 6.5(e) and 9.4(a).

     (d) Each of Parent and the Company shall use its reasonable commercial efforts to (i) cause to be filed with the California Commissioner, within 30 days following the execution of this Agreement, the Permit Application and the Hearing Notice and (ii) obtain, as soon as practicable thereafter, the permit approving the fairness of this Agreement, the Merger and the Canadian Transaction pursuant to Section 25121 of California Securities Law such that the issuance of the Merger Consideration (whether in connection with the Merger or the Canadian Transaction) shall be exempt pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), from the registration requirements of Section 5 of the Securities Act (the “Permit”).

     (e) As soon as permitted by the California Commissioner, the Company shall deliver by personal delivery or reputable overnight courier the Hearing Notice to all holders of the Company Common Stock, Company Options and Company Warrants entitled to receive such notice under California Securities Law. The Company and Parent shall notify each other promptly of the receipt of any comments from the California Commissioner or its staff and of any request by the California Commissioner or its staff or any other government officials for amendments or supplements to any of

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the documents filed therewith or any other filing or for additional information and shall provide each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the California Commissioner, or its staff or any other government officials, on the other hand, with respect to the filing. As soon as permitted by the California Commissioner, the Company shall deliver by personal delivery or reputable overnight courier the Information Statement to all holders of the Company Common Stock, Company Options and Company Warrants. The Company shall not, and shall cause each Representative of the Company not to, directly or indirectly, solicit the vote of any holder of the Company Common Stock in connection with the Merger in violation of any applicable federal or state securities Laws.

     (f) The Company shall promptly advise Parent, and Parent shall promptly advise the Company, in writing if at any time prior to the Closing either the Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Hearing Notice, the Permit Application, and/or the Information Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law.

     (g) If Parent and the Company determine in writing that the Permit cannot be obtained, or cannot reasonably be expected to be obtained within 60 days following the filing of the application therefor, or if the California Commissioner notifies Parent or the Company of the California Commissioner’s determination not to grant the Hearing, permit the mailing of the Notice of Hearing or issue the Permit, then:

     (i) Parent shall use its reasonable commercial efforts, with the Company’s cooperation, to cause the issuance of the shares of Parent Common Stock to be registered pursuant to a registration statement on Form F-4 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”);

     (ii) Parent shall prepare, with the Company’s cooperation, and Parent shall file with the SEC, as soon as practicable after the determination or notification referred to above, the Registration Statement, and each of the Company and Parent shall use its reasonable commercial efforts to cause the Registration Statement to become effective as soon thereafter as practicable; and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent without providing the Company a reasonable opportunity to review and comment thereon;

     (iii) Each of Parent and the Company shall use its reasonable commercial efforts to cause the Registration Statement to include all information related to such party required by law to be included therein to be so included;

     (iv) Each of Parent and the Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or it counsel, may be required or appropriate for inclusion in the Registration Statement, or in any amendments

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or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Registration Statement;

     (v) Each party hereto shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement or any other filing or for additional information and shall provide the other with copies of all orders with respect to the Registration Statement and all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement or other filing;

     (vi) The Company shall promptly advise Parent, and Parent shall promptly advise the Company, in writing if at any time prior to the Closing either the Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Registration Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law, and the Company and Parent shall cooperate in delivering any such amendment or supplements to all the holders of the Company Common Stock, Company Options and Company Warrants and/or filing any such amendment or supplement with the SEC or its staff and/or any other government officials;

     (vii) As soon as practicable after the Registration Statement is declared effective by the SEC, the Company shall deliver by mail, personal delivery or reputable overnight courier the Registration Statement to all holders of the Company Common Stock, Company Options and Company Warrants;

     (viii) The Company shall furnish all information concerning itself as Parent may reasonably request in connection with the preparation of the Registration Statement; and

     (ix) The Company shall not, and shall cause each Company Representative not to, directly or indirectly, solicit the vote of any holder of the Company Common Stock in connection with the Merger in violation of any applicable federal or state securities laws.

     (h) Parent shall take such steps as may be reasonably necessary to comply with the securities and blue sky Laws of all jurisdictions which are applicable to the issuance of the Merger Consideration. The Company shall furnish to Parent all information concerning the Company as may be requested by Parent in connection with Parent’s compliance with the securities and blue sky Laws of all jurisdictions which are applicable in connection with the issuance of the Merger Consideration.

     (i) No amendment or supplement to the Information Statement or Registration Statement shall be made without the approval of each of Parent and the Company.

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     (j) The information supplied by Parent and the Company in writing for inclusion in the Information Statement will not, at (i) the time the Information Statement (or any amendment of or supplement to the Information Statement) is first mailed to the stockholders of the Company and is first mailed to the stockholders of Parent and (ii) the time of the Company Stockholders Meeting and the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Information Statement or necessary in order to make the statements in the Information Statement not misleading. If, at any time prior to the Closing, any material misstatement or omission of a material fact relating to the Company or Parent should be discovered by the Company or Parent, as applicable, in the Information Statement, the Company and Parent shall promptly inform the other, as applicable.

     (k) The information supplied by Parent and the Company in writing for inclusion in the Registration Statement (if required) will not, at (i) the Registration Statement effective date, (ii) the time the Registration Statement (or any amendment of or supplement to the Registration Statement) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting and (iv) the Closing, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Registration Statement necessary in order to make the statements in the Registration Statement not misleading. If, at any time prior to the Closing, any information relating to the Company or Parent should be discovered by the Company or Parent that should be set forth in an amendment or a supplement to the Registration Statement, the Company and Parent shall promptly inform the other, as applicable.

     Section 3.2 Company Stockholders Meeting.

     (a) The Company shall take all action necessary in accordance with the DGCL, its certificate of incorporation and its bylaws to call, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) on a date that is mutually agreed to by Parent and the Company, such date to be not more than one Business Day prior to the scheduled Closing Date and as soon as practicable after (i) the date the California Commissioner issues the Permit or (ii) if Parent is required to file a Registration Statement pursuant to Section 3.1(g), as soon as practicable after the date the Registration Statement becomes effective, the purpose of the Company Stockholders Meeting being the voting on the transactions contemplated hereby, including the adoption of this Agreement and the approval of the Merger. The date of the Company Stockholders Meeting shall be on or about the date immediately following the date of the Parent Stockholders Meeting (if the same shall be required to occur), and, after the Condition Determination Date, the Company shall not postpone or adjourn (other than for the absence of a quorum) the Company Stockholders Meeting without the prior written consent of Parent unless the Parent Stockholders Meeting is not held as scheduled or the Requisite Parent Vote is not obtained at the Parent Stockholders Meeting. Except as set forth in Section 6.5(e), (i) the Company’s board of directors shall recommend adoption of this Agreement and approval of the Merger and (ii) neither the Company’s board of

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directors nor any committee thereof shall withdraw or modify, or propose to resolve to withdraw or modify in a manner adverse to Parent, the Company Board Recommendation. Subject to Section 6.5(e), the Company shall take all action reasonably necessary or advisable to obtain the Requisite Company Vote.

     (b) If on the fifth Business Day prior to the date of the Company Stockholders Meeting (the “Condition Determination Date”) the conditions set forth in Section 7.1(c), (d), (e), (f) and (i) and Section 7.2(e), (l) and (n) (the “Pre-Closing Conditions”) shall have been satisfied, Parent and the Company shall establish the Closing Price pursuant to the provisions of Section 2.1(c)(ii)(B). If as a result of the determination of the Closing Price the Additional Shares Issuance Condition will occur, Parent shall notify (the “Parent Election Notification”) the Company in writing, by 8:00 p.m. (Eastern time) on the Condition Determination Date, of Parent’s election to either (i) terminate this Agreement pursuant to Section 9.3(e) or (ii) hold the Parent Stockholders Meeting (a “Stockholder Meeting Election”); provided, that if Parent does not provide the Parent Election Notification to the Company by 8:00 p.m. (Eastern time) on the Condition Determination Date, such failure to notify the Company shall be deemed to be a Stockholder Meeting Election; provided, further, that upon the occurrence of a Stockholder Meeting Election, Parent’s right to terminate this Agreement pursuant to Section 9.3(e) shall terminate. Notwithstanding the foregoing, if as a result of the determination of the Closing Price the Additional Shares Issuance Condition will occur, but not more than 42,300,000 shares of Parent Common Stock (as the same may be adjusted as a result of a stock split, combination or other similar change with respect to the Parent Common Stock) will be issued upon consummation of the transactions contemplated by this Agreement (including the Canadian Transaction), Parent may not elect to terminate this Agreement pursuant to Section 9.3(e).

     (c) If the Pre-Closing Conditions have not been satisfied on or prior to the Condition Determination Date, Parent and the Company shall, respectively, take all action necessary to postpone or adjourn the Company Stockholders Meeting and the Parent Stockholders Meeting, such decision regarding postponement or adjournment to be based on the mutual agreement between Parent and the Company as to the earliest date upon which the Pre-Closing Conditions would reasonably be expected to be satisfied; provided, that any postponed or adjourned Company Stockholders Meeting shall be held one Business Day after any similarly postponed or adjourned Parent Stockholders Meeting.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub, as of the date of this Agreement, that:

     Section 4.1 Organization and Power. Each of the Company and its Subsidiaries is, and after giving effect to the Spin-Off Transaction will be, a corporation or other business association, duly organized, validly existing and in good standing under

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the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has, and after giving effect to the Spin-Off Transaction will have, the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

     Section 4.2 Foreign Qualifications. Each member of the Post-Spin-Off Company Group is, and after giving effect to the Spin-Off Transaction will be, duly qualified or licensed to do business as a foreign corporation or other business association, and is in good standing (to the extent such concept is recognized), in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

     Section 4.3 Corporate Authorization. The Company has all necessary corporate power and authority (i) to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement and (ii) to enter into the Distribution Agreement and, subject to the actions of the Company’s Board of Directors contemplated by the Distribution Agreement, to consummate the Spin-Off Transaction. The board of directors of the Company has unanimously adopted resolutions (a) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement and (b) recommending to the stockholders of the Company that they adopt this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote. The execution, delivery and performance of the Distribution Agreement and the consummation of the transactions contemplated thereby by the parties thereto will, prior to the Closing, be duly and validly authorized by all necessary corporate and shareholder action on the part of such parties.

     Section 4.4 Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity (the “Enforceability Exception”). The Distribution Agreement will, when executed and delivered by each of the parties thereto prior to the Closing, constitute a legal, valid and binding agreement of the parties thereto, enforceable against them in accordance with its terms, subject to the Enforceability Exception.

     Section 4.5 Organizational Documents. The Company has made available to Parent correct and complete copies of the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its

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Subsidiaries, in each case as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

     Section 4.6 Minute Books. Except as set forth in Section 4.6 of the Company Disclosure Letter, the Company has made available to Parent correct and complete copies of the minutes of all meetings of the stockholders, the boards of directors and each committee of the boards of directors of the Company and each of its Subsidiaries.

     Section 4.7 Subsidiaries. A correct and complete (i) list of all Subsidiaries of the Company (both immediately prior to and after giving effect to the Spin-Off Transaction) and their respective jurisdictions of organization and (ii) description of the ownership interest (both on an outstanding and fully diluted basis) of the Company in all of such Subsidiaries (immediately after giving effect to the Spin-Off Transaction) is set forth in Section 4.7 of the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent (the “Company Disclosure Letter”). Except as set forth in Section 4.7 of the Company Disclosure Letter, each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens. Except as set forth in Section 4.7 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any shares of capital stock of, or any other security convertible or exchangeable into or exercisable for shares of capital stock of, any Person other than the Subsidiaries of the Company.

     Section 4.8 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the transactions contemplated by this Agreement (including the Spin-Off Transaction and the Merger) do not and will not require any consent, approval or similar authorization of, or filing with or notification to, any domestic or foreign international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity (each, a “Governmental Entity”), other than:

     (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

     (b) (i) the filing with the California Commission of the Information Statement, (ii) any other filings with the California Commission that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the California Securities Law;

     (c) the pre-merger notification and, to the extent applicable, any subsequent filing required under of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

     (d) compliance with the so-called “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover laws (“Takeover Statutes”) set forth in Section 4.8(d) of the Company Disclosure Letter; and

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     (e) such other consents, approvals and authorizations which, if not obtained, would not result in material costs to Parent as the buyer of the Company hereunder.

     Section 4.9 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the transactions contemplated by this Agreement, and the execution, delivery and performance of the Distribution Agreement, and the consummation of the transactions contemplated thereby, by each of the parties thereto, do not and will not, both before and after giving effect to the Spin-Off Transaction:

     (a) violate or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

     (b) violate or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (including any assets that constitute Intellectual Property and any license agreements and other Contracts affecting or related to Intellectual Property) (“Company Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.8 have been obtained or made, except where such violations, conflicts or breaches would not result in material costs to Parent as the buyer of the Company hereunder;

     (c) subject to obtaining or making the consents, approvals, authorizations, modifications, filings or notifications set forth in Section 4.9(c) of the Company Disclosure Letter, result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Material Contracts, other than such violations, breaches or defaults that relate solely to the Spin-Off Business and as to which no member of the Post-Spin-Off Company Group has or will have any liability or obligation;

     (d) require any consent, approval or other authorization, modification or any filing with or notification to, any Person under any Material Contracts, other than as set forth in Section 4.9(d) of the Company Disclosure Letter;

     (e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Material Contracts, other than as set forth in Section 4.9(e) of the Company Disclosure Letter and other than such rights or obligations that relate solely to the Spin-Off Business and as to which no member of the Post-Spin-Off Company Group has or will have any liability or obligation; or

     (f) cause the creation or imposition of any Liens on any Company Assets, other than as set forth in Section 4.9(f) of the Company Disclosure Letter and other than (i) any Liens that relate solely to the Company Assets owned by the Spin-Off Subsidiary or any of its Subsidiaries and as to which no member of the Post-

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Spin-Off Company Group has or will have any liability or obligation, (ii) Liens that would not result in material costs to discharge and (iii) any Permitted Liens.

     Section 4.10 Capitalization.

     (a) The authorized capital stock of the Company consists solely of 5,000,000 shares of Company Common Stock.

     (b) As of the date hereof, (i) 1,816,767 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held in treasury by the Company and its Subsidiaries, (iii) 210,000 shares of Company Common Stock are reserved for issuance under the Company Option Plans and (iv) 167,250 shares of Company Common Stock are reserved for issuance in connection with the Company Warrants.

     (c) Except as set forth in Section 4.10(b), as of the date hereof, no shares of capital stock of the Company are issued, reserved for issuance or outstanding. Subsequent to the date hereof, no shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company or any of its Subsidiaries, will be issued other than upon the exercise of the Company Options or Company Warrants outstanding on the date hereof, in each case, in accordance with their terms, except for issuances in compliance with the proviso in Section 6.1(b).

     (d) All shares of Company Common Stock and EPIL common stock that are subject to issuance, upon issuance prior to the Closing on the terms and conditions specified in the instruments under which they are issuable, (i) will be duly authorized, validly issued, fully paid and non-assessable and (ii) will not be subject to pre-emptive rights.

     (e) Except as set forth in Section 4.10(e) of the Company Disclosure Letter, there are no outstanding contractual obligations of any member of the Post-Spin-Off Company Group (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or (ii) to provide funds to or make any investment in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

     (f) Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation, and each outstanding member or partner interest of each Subsidiary of the Company that is a limited liability company or a partnership, is duly authorized, validly issued, fully paid and non-assessable and not subject to pre-emptive rights and each such share or interest owned by the Company or any of its Subsidiaries (other than with respect to the Spin-Off Subsidiary and its Subsidiaries) is free and clear of all Liens.

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     Section 4.11 Options.

     (a) Section 4.11(a) of the Company Disclosure Letter sets forth a list of all Company Option Plans and EPIL Option Plans. As of the date hereof, 165,760 Company Options and 2,085 EPIL Options have been granted and are outstanding under the Company Option Plans and EPIL Option Plans, as applicable. Except for (i) Company Options and EPIL Options to purchase an aggregate of 165,760 shares of Company Common Stock and 2,085 shares of EPIL common stock, as the case may be, outstanding under the Company Option Plans and the EPIL Option Plans, as applicable, (ii) Company Options and EPIL Options that may be issued as permitted by the proviso in Section 6.1(b) and (iii) those Company Contracts or other arrangements set forth in Section 4.11(a) of the Company Disclosure Letter, there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party (x) relating to the issued or unissued capital stock or other securities of the members of the Post-Spin-Off Company Group or (y) obligating the members of the Post-Spin-Off Company Group to issue or sell any shares of capital stock or other securities of the members of the Post-Spin-Off Company Group.

     (b) The Company has made available to Parent correct and complete copies of all Company Option Plans and EPIL Option Plans and all forms of options issued under those Option Plans. Section 4.11(b) of the Company Disclosure Letter sets forth a correct and complete list of the following information, as of the date of this Agreement, with respect to each Company Option and EPIL Option: (i) the name of the holder of that option; (ii) the exercise price for that option; (iii) the number of shares of Company Common Stock or EPIL common stock subject to that option; (iv) the Company Option Plan or EPIL Option Plan under which that option was granted; and (v) the dates on which that option was granted, will vest and will expire.

     Section 4.12 Voting.

     (a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve or adopt this Agreement, the Merger or the other transactions contemplated by this Agreement (including the Spin-Off Transaction).

     (b) Except as set forth in Section 4.12(b) of the Company Disclosure Letter, there are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

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     Section 4.13 Takeover Statutes. The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement. Except as set forth in Section 4.8(d) of the Company Disclosure Letter, no other Takeover Statutes apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

     Section 4.14 Financial Statements.

     (a) The audited consolidated balance sheets of the Company as of September 30, 2002 and 2003 and the related audited consolidated statements of operations for the fiscal years then ended, including the footnotes thereto, certified by Ernst & Young LLP, independent certified public accountants (“E&Y”), which have been delivered to Parent, fairly present, in all material respects, the consolidated financial position of the Company as of such dates and the consolidated results of operations of the Company for such respective periods, in each case in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied for the periods covered thereby. (The foregoing consolidated financial statements as of September 30, 2003 are sometimes referred to herein as the “Audited 2003 Financials.”) Except as set forth in Section 4.14 of the Company Disclosure Letter, the unaudited consolidated balance sheet of the Company as of September 30, 2004, and the related unaudited consolidated statement of income, including the footnotes thereto, which have been delivered to Parent, fairly present, in all material respects, the consolidated financial position of the Company as at such date and the results of operations of the Company for the fiscal year then ended and have been prepared on a basis consistent with the Audited 2003 Financials. (The foregoing unaudited consolidated financial statements of the Company are sometimes referred to herein as the “Unaudited 2004 Financials,” the consolidated balance sheet as of September 30, 2003 included in the Audited 2003 Financials is sometimes referred to herein as the “Balance Sheet” and September 30, 2003 is sometimes referred to herein as the “Balance Sheet Date”).

     (b) Not later than December 23, 2004, the Company will deliver to Parent an audited consolidated balance sheet of the Company as of September 30, 2004 and the related audited consolidated statement of operations for the fiscal year then ended, including the footnotes thereto, certified by E&Y. (The foregoing consolidated financial statements are sometimes referred to herein as the “Audited 2004 Financials). The Audited 2004 Financials will fairly present, in all material respects, the consolidated financial position of the Company as at September 30, 2004 and the results of operations of the Company for the fiscal year then ended and will have been prepared on a basis consistent with the Audited 2003 Financials. The Audited 2004 Financials will not differ from the Unaudited 2004 Financials in any material respect that is adverse to Parent as the buyer of the Company.

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     Section 4.15 Liabilities.

     (a) As of the date hereof, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Post-Spin-Off Company Group other than:

     (i) Liabilities fully and adequately reflected or reserved against on the Balance Sheet or described in the footnotes to the Audited 2003 Financials;

     (ii) Liabilities fully and adequately reflected or reserved against on the balance sheet included in the Unaudited 2004 Financials;

     (iii) Liabilities incurred since September 30, 2004 in an amount not exceeding $300,000 in the aggregate; provided, that (x) Liabilities incurred in the ordinary course of business consistent with past practices in connection with overhead costs such as utilities, office lease rental and office equipment, and employee salaries and bonuses, (y) Liabilities associated with effectuating the transactions contemplated by this Agreement, including Expenses to be borne by Parent pursuant to Section 6.14 of this Agreement, Company Advisor Expenses, and (z) reasonable costs, fees and expenses in connection with the development, construction, testing or operation of the Commercial Demonstration Facility, shall not be considered Liabilities for this purpose; and

     (iv) Liabilities set forth in Section 4.15(a)(iv) of the Company Disclosure Letter.

     Section 4.16 Absence of Certain Changes. Since the Balance Sheet Date, except as set forth in Section 4.16 of the Company Disclosure Letter and except for such actions or omissions that relate solely to the Spin-Off Subsidiary or any of its Subsidiaries and as to which no member of the Post-Spin-Off Company Group has or will have any liability or obligation, the Company and each of its Subsidiaries have conducted their business only in the ordinary course consistent with past practices and:

     (a) there has not been any event, change, occurrence, circumstance or development, whether or not covered by insurance, that has had, or would be reasonably expected to have, whether before or after giving effect to the Spin-Off Transaction, a Company Material Adverse Effect; and

     (b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 6.1, other than as set forth in Section 4.16 of the Company Disclosure Letter.

     Section 4.17 Litigation. Except as set forth in Section 4.17 of the Company Disclosure Letter, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending before a Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the

25

Company, against any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable or which might adversely affect Intellectual Property or license agreements or other Contracts affecting or related to Intellectual Property, other than (i) Legal Actions involving claims involving amounts less than $25,000 or that, if decided adversely to the Company or any of its Subsidiaries would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) Legal Actions relating solely to the Spin-Off Business and as to which the members of the Post-Spin-Off Company Group do not and will not have any liability or obligation. There are no Orders outstanding against the Company or any of its Subsidiaries, other than any such Orders that relate solely to the Spin-Off Subsidiary or any of its Subsidiaries and as to which no member of the Post-Spin-Off Company Group has or will have any liability of obligation.

     Section 4.18 Contracts.

     (a) Section 4.18 of the Company Disclosure Letter lists each Company Contract in existence as of the date of this Agreement that is material to the Company or any of its Subsidiaries (other than Company Contracts that relate solely to the Spin-Off Business and as to which the members of the Post-Spin-Off Company Group do not and will not have any liability or obligation and which do not adversely affect any Intellectual Property that is owned, licensed to or used by any member of the Post-Spin-Off Company Group) (each, a “Material Contract”), including, without limitation, any Company Contract that meets any of the following criteria:

     (i) customer Contracts for the sale of services which by their terms exceed one year and which are in dollar amounts in excess of $25,000;

     (ii) supply Contracts which by their terms exceed one year and which are in dollar amounts in excess of $25,000;

     (iii) Contracts (including severance agreements) with any current or former holder of at least 5% of the Company Common Stock, or any officer, director, employee, consultant, agent or other representative of the Company or any of its Subsidiaries;

     (iv) Contracts with any labor union or association representing any employee of the Company or any of its Subsidiaries;

     (v) Contracts forming a joint venture, partnership, strategic alliance or similar arrangement;

     (vi) Contracts under which the Company or any of its Subsidiaries agrees to indemnify any party or to share tax liability of any party;

     (vii) Contracts relating to the borrowing of money or capital leases;

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     (viii) Contracts with any Governmental Entity;

     (ix) Contracts containing covenants that restrict the ability of the Company or any of its Subsidiaries to (A) conduct its business in any geographic area, (B) compete in any line of business, (C) sell, supply or distribute any product or (D) hire any individual or group of individuals (a “Restrictive Company Contract”);

     (x) Contracts that include indemnification obligations (other than indemnification of directors and officers of the Company and its Subsidiaries in connection with their duties as directors and officers);

     (xi) Contracts that include guarantees of the obligations of any Person that is not a member of the Post-Spin-Off Company Group, including Contracts consisting of financial support arrangements;

     (xii) Contracts relating to any outstanding commitment for capital expenditures in excess of $25,000;

     (xiii) Contracts consisting of license agreements or other Contracts affecting or related to Intellectual Property (except for any “shrink-wrap” or “click-through” license agreements relating to mass market or commercially available software);

     (xiv) Contracts relating to the lease or sublease of or sale or purchase of real or personal property involving any annual expense or price in excess of $25,000 and not cancelable by the Company (without premium or penalty) within one month; and

     (xv) any Contract that grants rights to one or more third parties to utilize the RTP™ technology or improvements thereto.

     (b) The Company has delivered or made available to Parent a true and complete copy of each Material Contract.

     (c) (i) All Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms with respect to the Company and its Subsidiaries, subject to the Enforceability Exception, and, to the Knowledge of the Company, each other party thereto, (ii) neither the Company nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Material Contracts in any material respect and (iii) to the Knowledge of the Company, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Material Contracts in any material respect; provided, that the representation and warranty contained in this Section 4.18(c) shall not apply to any Material Contract that relates solely to the Spin-Off Business and as to which the members of the Post-Spin-Off Company Group do not and will not derive any benefit (other than any indirect benefit derived from being the owner

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of the Spin-Off Subsidiary prior to the Spin-Off Transaction) and do not and will not have any liability or obligation.

     Section 4.19 Benefit Plans.

     (a) Section 4.19(a) of the Company Disclosure Letter contains a correct and complete list of each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and each stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, under which (i) any past or present director, officer, employee or consultant of the Company has any present or future right to benefits or (ii) the Company has any present or future Liabilities. All such plans, agreements, programs, policies, commitments and arrangements are collectively referred to as the “Company Benefit Plans.”

     (b) The Company has, with respect to each Company Benefit Plan, if applicable, made available to Parent correct and complete copies of: (i) all plan texts and agreements; (ii) the most recent summary plan descriptions and material employee communications; (iii) the most recent annual report (including all schedules); and (iv) all material communications with any Governmental Entity given or received within the past three years.

     (c) Each Company Benefit Plan is in compliance in all material respects with all applicable Laws. No Company Benefit Plan is intended to be qualified under Section 401(a) of the Code. No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has any liability with respect to, any employee pension benefit plan which is (i) defined in Section 412 of the Code, (ii) subject to Title IV of ERISA, (iii) a “multiple employer plan” within the meaning of the Code or section 210(3) of ERISA, or (iv) a multiemployer plan within the meaning of section 3(37) of ERISA. No Company Benefit Plan is an unfunded deferred compensation arrangement.

     (d) Each Company Benefit Plan which is a “group health plan” within the meaning of Section 607(1) of ERISA is in compliance in all material respects with the provisions of the Consolidated Omnibus Budget Recommendation Act of 1985, as amended (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 and other applicable Laws. There are no Company Benefit Plans under which health benefits are provided to past or present employees beyond their retirement or other termination of service, other than coverage mandated by COBRA or any similar state group health plan continuation law.

     (e) All amounts properly accrued as liabilities of or expenses of any Company Benefit Plan have been properly reflected in the most recent Audited Financials, to the extent required by United States GAAP. All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Benefit Plan, or

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in accordance with applicable law, as of the date hereof have been timely made or reflected on the Company’s financial statements in accordance with GAAP.

     (f) Except as set forth in Section 4.19(f) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not entitle any past or present employee of the Company to severance pay, unemployment compensation or any similar payment, or accelerate the time of the payment or vesting of, or increase the amount of, any compensation due to any past or present employee of the Company.

     (g) Neither the Company nor any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

     (h) There are no material Legal Actions (other than routine claims for benefits) pending or threatened against or relating to any of the Company Benefits Plans and, to the Knowledge of the Company, no facts exist which would give rise to any such Legal Actions.

     (i) Except as set forth in Section 4.19(i) of the Company Disclosure Letter, no Company Benefit Plan covers employees of the Company or any of its Subsidiaries outside of the United States.

     Section 4.20 Excess Parachute Payments. Except as set forth in Section 4.20 of the Company Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement (including the Canadian Transaction), will (either alone or in combination with another event) result in the payment of any amount that could, individually or in connection with another such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

     Section 4.21 Labor Relations.

     (a) None of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar labor contract. Neither the Company nor any of its Subsidiaries currently has, nor to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

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     (b) There are no material Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the employment or termination of employment by the Company or any of its Subsidiaries of any individual.

     (c) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes. There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Act of 1988) involving the Company or any of its Subsidiaries since the Company’s inception.

     Section 4.22 Taxes. Except as set forth in Section 4.22 of the Company Disclosure Letter:

     (a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries for the past three years have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect to thereto) are true, complete and correct in all material respects.

     (b) The Company and its Subsidiaries have fully and timely paid all material Taxes owed by such companies (whether or not shown on any Tax Return) for the past three years, and have made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

     (c) The Company and its Subsidiaries have given or otherwise made available to Parent true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

     (d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

     (e) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, no Governmental Entity has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries, and no claim in writing has been made by any Governmental Entity in a jurisdiction where the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that

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jurisdiction, and all deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent audited financial statements.

     (f) There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.

     (g) Neither the Company nor any of its Subsidiaries is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

     (h) The Company and its Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate taxing authority proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable laws and have each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

     (i) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

     (j) Any adjustment of Taxes of the Company or any of its Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Taxing authorities, has been so reported.

     (k) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Taxing authority.

     (l) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its Affiliates, has taken or agreed to take, or has failed to take, any action, nor is the Company or any of its Subsidiaries aware of any fact,

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agreement, plan or other circumstance, that would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

     (m) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any of its Subsidiaries by reason of Section 162(m) of the Code.

     (n) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax law).

     (o) Neither the Company nor any of its Subsidiaries has agreed, or is required to make, any adjustment under Section 481(a) of the Code, and no Governmental Entity has proposed any such adjustment or change in accounting method.

     Section 4.23 Environmental Matters.

     (a) Except as would not be reasonably expected to result in Damages in excess of $50,000, the Company and each of its Subsidiaries and, to the Knowledge of the Company, their respective predecessors are and have been in compliance with:

     (i) all applicable Laws existing on or before the date hereof relating to (A) pollution, contamination, protection of the environment, health, safety or sanitation, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Laws”); and

     (ii) all applicable Orders arising pursuant to Environmental Laws (collectively, “Environmental Orders”).

     (b) Except as would not be reasonably expected to result in Damages in excess of $50,000, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans, other than as set forth in Section 4.23(b) of the Company Disclosure Letter:

     (i) that have given rise or would reasonably be expected to give rise to any Liabilities of the Company or any of its Subsidiaries under any Environmental Orders; or

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     (ii) that have required or would reasonably be expected to require the Company or any of its Subsidiaries to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Orders), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages) (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Laws.

     (c) The Company and its Subsidiaries are in possession of all Company Permits relating to Environmental Laws, all of which, to the Knowledge of the Company, are in full force and effect.

     (d) Neither the Company nor any of its Subsidiaries has received any written notice or other written communication or, to the Knowledge of the Company, any other communication: (i) that any of them is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws, Environmental Orders or the requirements of any environmental Company Permits; or (iii) that any of them is requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Laws.

     Section 4.24 Intellectual Property; Software.

     (a) Section 4.24(a) of the Company Disclosure Letter contains a list and description (including application number, registration number or equivalent identifying information, where applicable) of all Copyrights, Patent Rights and Trademarks (including all assumed or fictitious names under which the Company or any of its Subsidiaries is conducting the Retained Business or has within the previous five years conducted the Retained Business) owned by, licensed to or used by the Company or any of its Subsidiaries in connection with the conduct of the Retained Business (provided that Section 4.24(a) of the Company Disclosure Letter does not list any mass market or commercially available copyrights, patent rights and trademarks licensed to the Company or any of its Subsidiaries pursuant to “shrink-wrap” or “click-through” license agreements) separately listing those owned by, licensed to or used by the Spin-Off Subsidiary or any of its Subsidiaries.

     (b) Section 4.24(b) of the Company Disclosure Letter contains a list and description (showing in each case any owner, licensor or licensee) of all Software owned by, licensed to or used by the Company or any of its Subsidiaries in the conduct of the Retained Business, provided that Section 4.24(b) of the Company Disclosure Letter does not list mass market Software licensed to the Company or any of its Subsidiaries that is available in consumer retail stores or otherwise commercially

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available and subject to “shrink-wrap” or “click-through” license agreements, separately listing such Software owned by, licensed to or used by the Spin-Off Subsidiary or any of its Subsidiaries. The Software required to be listed in Section 4.24(b) of the Company Disclosure Letter, to the Knowledge of the Company, does not and will not (i) contain any Viruses or Worms or (ii) any computer code that would disable such Software or impair in any way its operation based on the elapsing of a period of time, exceeding an authorized number of copies, advancement to a particular date or other numeral, or other similar self-destruct mechanisms (sometimes referred to as “time bomb”, “time locks”, or “drop dead” devices) or that would permit any Person to access such Software to cause such disablement or impairment (sometimes referred to as a “trap door” device).

     (c) Section 4.24(c) of the Company Disclosure Letter identifies all outstanding licenses and other agreements relating to: (i) any Copyrights, Patent Rights or Trademarks required to be listed in Section 4.24(a) of the Company Disclosure Letter; (ii) any Trade Secrets owned by, licensed to or used by the Company or any of its Subsidiaries in connection with the conduct of the Retained Business; or (iii) any Software required to be listed in Section 4.24(b) of the Company Disclosure Letter, in each case separately listing such documents relating to the Spin-Off Subsidiary or any of its Subsidiaries.

     (d) Except as set forth in Section 4.24(d) of the Company Disclosure Letter, the Company and its Subsidiaries either: (i) own all right, title and interest in and to Intellectual Property and, to the Knowledge of the Company, Software currently used in the Retained Business or which may be usable by the Retained Business in the future as contemplated by the parties hereto; or (ii) have a perpetual, irrevocable, royalty free, valid and transferable right to use the same. Except as set forth in Section 4.24(d) of the Company Disclosure Letter, the Company or one of its Subsidiaries, as applicable, is listed in the records of the appropriate United States, state or non-U.S. registry as the sole current owner of record for each application or registration identified in Section 4.24(a) and Section 4.24(b) of the Company Disclosure Letter as being owned by the Company or one of its Subsidiaries.

     (e) Except as disclosed in Section 4.24(e) of the Company Disclosure Letter: (i) all registrations for Copyrights, Patent Rights and Trademarks required to be identified in Section 4.24(a) of the Company Disclosure Letter as being owned by the Company or any of its Subsidiaries are valid and in force, and all applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified are pending and in good standing, all without challenge of any kind; (ii) the Intellectual Property owned by the Company and its Subsidiaries has not been cancelled or abandoned and is valid and enforceable; and (iii) the Company or one of its Subsidiaries has the sole and exclusive right to bring actions for infringement, misappropriation, dilution, violation or unauthorized use of the Intellectual Property and Software owned by the Company and its Subsidiaries, and to the Company’s Knowledge, there is no basis for any such action.

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     (f) Except as set forth on Section 4.24(f) of the Company Disclosure Letter: (i) to the Knowledge of the Company, no infringement, misappropriation, violation or dilution of any Intellectual Property of the Company or any of its Subsidiaries has occurred or results in any way by conducting the Retained Business or the Spin-Off Business as presently conducted; (ii) no claim of any infringement, misappropriation, violation or dilution of any Intellectual Property of the Company or any of its Subsidiaries has been made or asserted in respect of the operations of the Retained Business or the Spin-Off Business; and (iii) neither the Company nor any of its Subsidiaries has had notice of, or has Knowledge of any basis for, a claim against the Company or any of its Subsidiaries that the operations, activities, products, Software, equipment, machinery or processes of the Retained Business or the Spin-Off Business infringe, misappropriate, violate or dilute any Intellectual Property in the United States or any foreign country. Except as set forth on Section 4.24(f) of the Company Disclosure Letter, to the Company’s Knowledge, no Person is infringing, misappropriating, violating or diluting any Intellectual Property or any such rights of the Company or any of its Subsidiaries.

     (g) Except as disclosed in Section 4.24(g) of the Company Disclosure Letter: (i) the Software used in connection with the Retained Business or which may be usable by the Retained Business in the future as contemplated by the parties hereto is not subject to any transfer, assignment, change of control, site, equipment, or other operational limitations; (ii) all of the Software is owned by third parties and licensed to the Company and its Subsidiaries and will be available to the Retained Business following consummation of the Merger on the same terms and conditions as currently licensed by the Company and its Subsidiaries, without additional cost or expense (except with respect to commercially available software at market prices); and (iii) the Company and its Subsidiaries do not own any of the Software.

     (h) Except as set forth in Section 4.24(h) of the Company Disclosure Letter, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property or Software on behalf of the Company, its Subsidiaries, or such predecessor in interest, as applicable, either: (i) created such materials in the scope of his or her employment; (ii) was an employee of the Company, its Subsidiaries or such predecessor in interest, as applicable, at the time of creation of such materials; or is a party to a “work-for-hire” agreement under which the Company, its Subsidiaries, or such predecessor in interest, as applicable, is deemed to be the original owner/author of all rights, title and interest therein; or (iii) has executed an assignment in favor of the Company, its Subsidiaries, or such predecessor in interest, as applicable, of all right, title and interest in such material. Except for Intellectual Property or Software licensed from third parties, none of the Intellectual Property or Software used in the conduct of the Retained Business is owned by or registered in the name of any current or former owner, stockholder, member, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of the Company, its Subsidiaries, or any of their respective Affiliates or predecessors nor do any such persons have any interest therein or right thereto, including the right to royalty payments.

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     (i) Other than as set forth in Section 4.24(i) of the Company Disclosure Letter, no third party has any rights to the Intellectual Property as a result of any funding from third parties, including, but not limited to, funding from any Governmental Entity.

     (j) To the Knowledge of the Company, (i) there is no Open Source Software incorporated or bundled (either directly by the Company, or indirectly by the incorporation or bundling of third party Software that itself incorporates Open Source Software) into any of the Company’s products or services; (ii) there is no Open Source Software otherwise used by the Company, whether or not incorporated with the Company’s products or services; (iii) there is no Open Source Software that is incorporated into any of the products or services of, or otherwise used by, any third party with whom the Company does business; (iv) the Company has not developed, acquired, licensed, used or otherwise obtained any Software that is now, was previously, or is expected/intended in the future to be Open Source Software; and (v) there is no Open Source Software, the use of which (by any party) does, or might be expected to, have a material effect on the Company, its operations or its business.

     Section 4.25 Real Property.

     (a) No member of the Post-Spin-Off Company Group owns any real property. Section 4.25 of the Company Disclosure Letter sets forth a list and summary description of (i) all leases, subleases or other agreements under which any member of the Post-Spin-Off Company Group is lessor or lessee of any real property (the “Leases”); and (ii) all options held by any member of the Post-Spin-Off Company Group or contractual obligations on any of their part to purchase or acquire any interest in real property. A member of the Post-Spin-Off Company Group is the owner of record, lessee under the Leases or holder of such options, as the case may be, of each of the items set forth in Section 4.25 of the Company Disclosure Letter.

     (b) The members of the Post-Spin-Off Company Group have a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements) owned, used or held for use by them. No member of the Post-Spin-Off Company Group’s ownership of or leasehold interest in any such real property is subject to any Liens, except for Permitted Liens.

     Section 4.26 Personal Property. Section 4.26 of the Company Disclosure Letter sets forth a list, that is complete and correct in all material respects, of all tangible Company Assets (other than real property) owned by the members of the Post-Spin-Off Company Group. Such members have good and marketable title to, or a valid and enforceable leasehold interest in, all such Company Assets owned, used or held for use by them. Neither the ownership of or leasehold interest in any such Company Assets by such members is subject to any Liens, except for Permitted Liens.

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     Section 4.27 Permits; Compliance with Laws.

     (a) Except as disclosed in Section 4.27(a) of the Company Disclosure Letter, (i) each member of the Post-Spin-Off Company Group is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) to the Knowledge of the Company, all such Company Permits are in full force and effect and (iii) no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except in the case of clauses (i) through (iii), those Company Permits the absence or lack of effectiveness of which would not be reasonably likely to result in material costs to Parent as the buyer of the Company hereunder. This Section 4.27(a) does not relate to environmental matters, which are the subject of Section 4.23.

     (b) Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, except in the case of clauses (i) and (ii), as would not result in material costs to Parent as the buyer of the Company hereunder, and other than any such conflicts, defaults or violations that relate solely to the Spin-Off Subsidiary or any of its Subsidiaries and as to which no member of the Post-Spin-Off Company Group has or will have any liability or obligation. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened nor, to the Company’s Knowledge, has any Governmental Entity indicated an intention to conduct the same, except for investigations and reviews that have not had and would not reasonably be expected to have a Company Material Adverse Effect or which relate solely to the Spin-Off Subsidiary or any of its Subsidiaries and as to which no member of the Post-Spin-Off Company Group has or will have any liability or obligation. This Section 4.27(b) does not relate to matters with respect to benefit plans, which are the subject of Section 4.19, or to Taxes, which are the subject of Section 4.22, or to environmental matters, which are the subject of Section 4.23.

     Section 4.28 Insurance. The Company and its Subsidiaries maintain, and have maintained without interruption, policies or binders of insurance covering risks and events for their respective businesses and operations. A true and correct list of all insurance policies or binders held by or on behalf of the Company or its Subsidiaries is set forth on Section 4.28 of the Company Disclosure Letter and the Company has delivered true and complete copies of such policies and binders to Parent. Except as set forth in Section 4.28 of the Company Disclosure Letter, such policies will not terminate as a result of the consummation of the transactions contemplated by this Agreement.

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     Section 4.29 Interested Party Transactions; Intercompany Loans.

     (a) Section 4.29 of the Company Disclosure Letter sets forth a true and complete list of all outstanding loans or extensions of credit that any member of the Post-Spin-Off Company Group has made directly or indirectly to (i) any director, officer or employee of either the Company or any of its Subsidiaries or (ii) any Subsidiary that is not a member of the Post-Spin-Off Company Group, in each case, providing with respect to each such loan or extension of credit the outstanding principal amount, the interest rate, the original issue date, the date of any renewal, the final maturity date and any other material term.

     (b) Except as set forth in Section 4.29 of the Company Disclosure Letter:

     (i) Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of the Company or any of its Subsidiaries (except for amounts due as normal salaries and bonuses, in reimbursement of ordinary expenses and for vacation accrual) or to any entity in which any such Person is a controlling holder, and no such Person is indebted to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has committed to make any loans or extensions of credit to any of such Persons.

     (ii) To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ officers or directors, or any members of their immediate families are, directly or indirectly, indebted to the Company or any of its Subsidiaries or have any direct or indirect ownership interest in any firm or corporation with which the Company or any of its Subsidiaries is affiliated or with which the Company or any of its Subsidiaries has a business relationship, or any firm or corporation that competes with the Company or any of its Subsidiaries.

     (iii) To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ officers or directors, or any members of their immediate families are, directly or indirectly, interested in any Material Contract.

     (c) Except as set forth in Section 4.29 of the Company Disclosure Letter, there are no Contracts that include guarantees of the obligations of any Subsidiary of the Company that is not a member of the Post-Spin-Off Company Group, including Contracts consisting of agreements to provide funds or other financial support arrangements.

     Section 4.30 Affiliates. Section 4.30 of the Company Disclosure Letter sets forth an accurate and complete list of all “Affiliates” of the Company within the meaning of Rule 145 under the Securities Act as of the date hereof.

     Section 4.31 Books and Records. The books and records of the Company and its Subsidiaries have been and are being maintained, in all material

38

respects, in accordance with United States GAAP and all other applicable legal and accounting requirements.

     Section 4.32 Accounting Records; Internal Controls.

     (a) Each of the Company and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains, in the reasonable judgment of the Company, proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and its Subsidiaries and to maintain accountability for the consolidated assets of the Company and its Subsidiaries; (iii) access to the assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization; and (iv) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

     (b) The Company has heretofore made available to Parent a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any Representative of the Company or its Subsidiaries to the Company’s independent auditors relating to (i) any significant deficiencies in the design or operation of internal controls which would adversely affect the ability of the Company or any of its Subsidiaries to record, process, summarize and report financial data and any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company or any of its Subsidiaries.

     Section 4.33 Absence of Sensitive Payments. To the Company’s Knowledge, none of the Company, or any Subsidiary or Affiliate or any officer or director of any of them, acting alone or together, has performed any of the following acts: (i) the making or offering of any contribution, payment, remuneration, gift or other form of economic benefit (a “Payment”) to or for the private use of any governmental official, employee, agent or candidate where the Payment or the purpose of the Payment was illegal under the laws of the United States or the jurisdiction in which such payment was made, (ii) the establishment or maintenance of any unrecorded fund, asset or liability for any purpose or the making of any false or artificial entries on its books or (iii) the making of any Payment to any Person or the receipt of any Payment with the intention or understanding that any part of the Payment was to be used for any purpose other than that described in the documents supporting the Payment which, with respect to each of clauses (i), (ii) and (ii) of this Section 4.33, (A) have had or would have, individually or in the aggregate, a Company Material Adverse Effect or that have resulted or would reasonably be expected to result in the imposition of a criminal fine, penalty or sanction against the Company, any of its Subsidiaries or any of their respective officers or directors (excluding monetary fines, penalties and sanctions that, individually or in the aggregate, would not be material to the Company and its Subsidiaries taken as a whole),

39

(B) if not given in the past, would have had a Company Material Adverse Effect or (C) if it had not continued in the future, would have had a Company Material Adverse Effect.

     Section 4.34 Spin-Off Transaction Matters. The Spin-Off Subsidiary and its Subsidiaries, both immediately prior to and after the consummation of the Spin-Off Transaction, will not be unable to pay its debts as they become due in the ordinary course of business. As of the Closing, the Company will not be responsible for any Liabilities of or relating to the Spin-Off Subsidiary or any of its Subsidiaries or the Spin-Off Business, including, without limitation, any Taxes or employment related Liabilities, other than those specifically identified on Section 4.34 of the Company Disclosure Letter.

     Section 4.35 Opinion of Company Financial Advisor. Simmons & Company International (the “Company Financial Advisor”) has delivered to the board of directors of the Company its written opinion to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the stockholders of the Company pursuant to the Merger and the Canadian Transaction is fair to such stockholders from a financial point of view. The Company has made available to Parent a complete and correct copy of such written opinion.

     Section 4.36 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a correct and complete copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions. The Fee Schedule, when delivered to Parent as provided in this Agreement, will be true and correct with respect to the Company Advisor Expenses incurred by the Company and will reflect Company Advisor Expenses that aggregate not more than $9,000,000.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to the Company, as of the date of this Agreement, that:

     Section 5.1 Organization and Power; Operations of Merger Sub.

     (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (to the extent such concept is recognized) under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

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          (b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

     Section 5.2 Foreign Qualifications. Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation, and is in good standing (to the extent such concept is recognized), in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not have a Parent Material Adverse Effect.

     Section 5.3 Corporate Authorization. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and (with respect to Parent only) the Canadian Exchange Agreement, and to consummate the transactions contemplated hereby and thereby; provided, that if the Additional Shares Issuance Condition occurs, such power and authority of Parent to consummate such transactions is subject to approval by the affirmative vote of a majority of the votes cast by the holders of Parent Common Stock in favor of the issuance of the Parent Common Stock as contemplated by this Agreement (including pursuant to the Canadian Transaction) (the “Requisite Parent Vote”). The board of directors of Parent has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement (including the Canadian Transaction). The board of directors of Merger Sub has unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and (with respect to Parent only) the Canadian Exchange Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the Requisite Parent Vote, if required.

     Section 5.4 Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exception. The Canadian Exchange Agreement, when duly executed and delivered by Parent, will constitute a legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exception.

     Section 5.5 Organizational Documents. Parent has made available to the Company correct and complete copies of the certificates of incorporation and bylaws of Parent and Merger Sub, in each case as in effect on the date of this Agreement (collectively, the “Parent Organizational Documents”).

     Section 5.6 Governmental Authorizations. The execution, delivery and performance of this Agreement and (with respect to Parent only) the Canadian Exchange Agreement, by Parent and Merger Sub and the consummation by Parent and Merger Sub

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of the transactions contemplated by this Agreement (including the Canadian Transaction) do not and will not require any consent, approval or similar authorization of, or filing with or notification to, any Governmental Entity, other than:

          (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

          (b) (i) the filing with the California Commission of the Permit Application, (ii) if the Permit is not obtained, the filing with the SEC of the Registration Statement, (iii) if the Additional Shares Issuance Condition shall occur, the filing with the SEC and the Canadian provincial and territorial securities regulatory authorities of the Parent Proxy Statement relating to the Parent Stockholders Meeting, (iv) the filing with the Canadian securities regulatory agencies of a request for discretionary exemption from compliance with the Canadian takeover legislation (the “Canadian Takeover Exemption”) or, failing receipt of the Canadian Takeover Exemption, the filing with the Canadian securities agencies required to comply with such takeover legislation and (v) any other filings with the California Commission, the SEC or Canadian provincial and territorial securities regulatory authorities that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the California Securities Law, the Securities Act, the Exchange Act and applicable Canadian provincial and territorial securities laws;

          (c) compliance with any applicable state securities or “blue sky” Laws;

          (d) compliance with the rules and regulations of the NASDAQ Small-Cap Market and the filing with, and acceptance by, the Toronto Stock Exchange of notice of the proposed issuance of Parent Common Stock contemplated by this Agreement (including the Canadian Transaction) and any customary post-Closing documentation under the rules and regulations of the Toronto Stock Exchange and the NASDAQ Small-Cap Market;

          (e) the pre-merger notification and, to the extent applicable, any subsequent filing required under the HSR Act; and

          (f) compliance with the Takeover Statutes set forth in Section 4.8(d) of the Company Disclosure Letter.

     Section 5.7 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and (with respect to Parent only) the Canadian Exchange Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not:

          (a) violate or conflict with, or result in any violation or breach of, any provision of the Parent Organizational Documents;

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          (b) violate or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 5.6 have been obtained or made;

          (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as set forth in Section 5.7(c) of the disclosure letter, dated as of the date of this Agreement delivered by Parent to the Company (the “Parent Disclosure Letter”) or as would not have a Parent Material Adverse Effect;

          (d) require any consent, approval or other authorization of, or any filing with or notification to, any Person under any Parent Contracts, other than as set forth in Section 5.7(d) of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect;

          (e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Parent Contracts, other than as set forth in Section 5.7(e) of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect; or

          (f) cause the creation or imposition of any Liens on any Parent Assets, other than as set forth in Section 5.7(f) of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect.

     Section 5.8 Capitalization.

          (a) As of the date hereof, the authorized capital stock of Parent consists solely of unlimited common shares, no par value, and unlimited preferred shares, no par value.

          (b) As of the close of business on December 10, 2004, (i) 169,664,911 shares of Parent Common Stock were issued and outstanding, (ii) 9,350,913 shares of Parent Common Stock were reserved for issuance upon the exercise of certain outstanding share purchase warrants set forth in Section 5.8(b) of the Parent Disclosure Letter, (iii) 10,000,000 shares of Parent Common Stock were reserved for issuance upon the exercise of a contractual conversion right set forth in Section 5.8(b) of the Parent Disclosure Letter and (iv) 8,195,760 shares of Parent Common Stock were reserved for issuance under Parent’s employee stock plans set forth in Section 5.8(b) of the Parent Disclosure Letter (the “Parent Option Plans”).

          (c) Except as set forth in Section 5.8(b), as of the close of business on December 10, 2004, no shares of capital stock of Parent were issued, reserved for issuance or outstanding.

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          (d) All shares of Parent Common Stock that are subject to issuance, upon issuance under this Agreement, (i) will be duly authorized, validly issued, fully paid and non-assessable, (ii) will not be subject to pre-emptive or any similar rights and (iii) will be free and clear of any Liens other than those contemplated by this Agreement, created by the recipients thereof, or imposed by Law.

          (e) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and non-assessable and are owned by Parent, free and clear of any Lien.

     Section 5.9 Voting. If the Additional Shares Issuance Condition does not occur, no vote of the holders of any class or series of the capital stock of Parent is necessary (under the Parent Organizational Documents, applicable Laws, any stock exchange rules or otherwise) to approve the issuance of Parent Common Stock in connection with the transactions contemplated hereby; provided, that if the Additional Shares Issuance Condition does occur, the Requisite Parent Vote shall be required.

     Section 5.10 SEC Reports. Parent has filed all registration statements, forms, reports and other documents required to be filed by Parent with the SEC since December 31, 2001 and prior to the date hereof. All such registration statements, forms, reports and other documents (including those that Parent may file after the date hereof until the Closing) are referred herein as the “Parent SEC Reports.” The Parent SEC Reports (i) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (ii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were made, not misleading.

     Section 5.11 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Subsidiaries included or incorporated by reference in the Parent SEC Reports:

          (a) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

          (b) were prepared in accordance with Canadian GAAP applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

          (c) fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended

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(subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

     Section 5.12 Liabilities. There are no Liabilities of Parent or any of its Subsidiaries which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under Canadian GAAP, other than:

          (a) Liabilities disclosed in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2003 and the footnotes thereto set forth in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

          (b) Liabilities disclosed in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of September 30, 2004 set forth in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

          (c) Liabilities incurred since December 31, 2003 in the ordinary course of business consistent with past practices that would not have a Parent Material Adverse Effect; and

          (d) Liabilities set forth in Section 5.12(d) of the Parent Disclosure Letter.

     Section 5.13 Absence of Certain Changes. Since December 31, 2003, and except to the extent arising out of or relating to the transactions contemplated by this Agreement, Parent and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practices and there has not been any event, change, occurrence, circumstance or development, whether or not covered by insurance, that has had, or would be reasonably expected to have, a Parent Material Adverse Effect.

     Section 5.14 Litigation. Except as set forth in the Parent SEC Reports filed at least five Business Days prior to the date of this Agreement, there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the Knowledge of Parent, against any director, officer or employee of Parent or any of its Subsidiaries or other Person for whom Parent or any of its Subsidiaries may be liable, other than Legal Actions that would not have a Parent Material Adverse Effect. There are no Orders outstanding against Parent or any of its Subsidiaries, other than Orders that would not have a Parent Material Adverse Effect.

     Section 5.15 Permits; Compliance with Law.

          (a) Except as disclosed in Section 5.15(a) of the Parent Disclosure Letter, each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Parent Permits”), and all such Parent Permits are in full

45

force and effect, except as would not have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except as would not have a Parent Material Adverse Effect.

          (b) Neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Laws applicable to Parent or such Subsidiary or by which any of the Parent Assets is bound or (ii) any Parent Permits, except, in each case, as would not have a Parent Material Adverse Effect. To the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened nor, to Parent’s Knowledge, has any Governmental Entity indicated an intention to conduct the same, except for investigations and reviews that have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

     Section 5.16 Opinion of Parent Financial Advisor. Dundee Securities Corporation (the “Parent Financial Advisor”) has delivered to the board of directors of Parent its written opinion to the effect that, as of the date of this Agreement, the aggregate Merger Consideration to be paid by Parent pursuant to the Merger and the Canadian Transaction is fair to Parent from a financial point of view. Parent has made available to the Company a complete and correct copy of such written opinion.

     Section 5.17 Availability of Funds. As of the Closing, Parent will have sufficient cash available to enable it to consummate the transactions contemplated by this Agreement, including the payment of the Cash Consideration and the Company Advisor Expenses and the amount to be deposited into the Securityholders’ Representative Fund.

     Section 5.18 No Outside Reliance. Parent has performed its own analyses and investigation of the Retained Business, the Company and its Subsidiaries and their financial condition, assets and liabilities. Parent has not relied nor is Parent relying upon any information, data, materials, statements or representations not expressly made or provided by the Company in or pursuant to the Transaction Agreements. Parent acknowledges that none of the Company or its Representatives is making any representation or warranty, express or implied, except those representations and warranties set forth in Article IV of this Agreement or in the other Transaction Agreements, in connection with its decision to enter into the Transaction Agreements to which it is a party.

     Section 5.19 Absence of Sensitive Payments. To Parent’s Knowledge, none of Parent, or any Subsidiary or Affiliate or any officer or director of any of them, acting alone or together, has performed any of the following acts: (i) the making or offering of any Payment to or for the private use of any governmental official, employee, agent or candidate where the Payment or the purpose of the Payment was illegal under the laws of the United States, Canada or the jurisdiction in which such payment was made, (ii) the establishment or maintenance of any unrecorded fund, asset or liability for any purpose or the making of any false or artificial entries on its books or (iii) the making of any Payment to any Person or the receipt of any Payment with the intention or

46

understanding that any part of the Payment was to be used for any purpose other than that described in the documents supporting the Payment which, with respect to each of clauses (i), (ii) and (ii) of this Section 5.19, (A) have had or would have, individually or in the aggregate, a Parent Material Adverse Effect or that have resulted or would reasonably be expected to result in the imposition of a material criminal fine, penalty or sanction against Parent, any of its Subsidiaries or any of their respective officers or directors (excluding monetary fines, penalties and sanctions that, individually or in the aggregate, would not be material to Parent and its Subsidiaries taken as a whole), (B) if not given in the past, would have had a Parent Material Adverse Effect or (C) if it had not continued in the future, would have had a Parent Material Adverse Effect.

     Section 5.20 Sarbanes-Oxley Act. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of Parent’s Board of Directors (i) all significant deficiencies in the design or operation of internal controls that could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and, to the Knowledge of Parent, such disclosure controls and procedures are effective in alerting Parent’s principal executive officer and its principal financial officer in a timely manner to material information required to be included in Parent’s periodic reports required under the Exchange Act.

     Section 5.21 Taxes. Each of Parent and its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (taking into account any extensions of time to file before the date hereof) with appropriate governmental authorities all Tax Returns required to be filed by or with respect to it, except to the extent that any failure to file would not have a Parent Material Adverse Effect, and (ii) duly paid or deposited in full on a timely basis or made adequate provisions in accordance with generally accepted accounting principles (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of all taxes shown as due on such Tax return and except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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     Section 5.22 Environmental Matters.

          (a) Except as would not be reasonably expected to have a Parent Material Adverse Effect, Parent and each of its Subsidiaries and, to the Knowledge of Parent, their respective predecessors are and have been in compliance with:

               (i) all applicable Environmental Laws; and

               (ii) all applicable Environmental Orders.

          (b) Except as would not be reasonably expected to have a Parent Material Adverse Effect, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans, other than as set forth in Section 5.22(b) of the Parent Disclosure Letter;

               (i) that have given rise or would reasonably be expected to give rise to any Liabilities of Parent or any of its Subsidiaries under any Environmental Laws;

               (ii) that have required or would reasonably be expected to require Parent or any of its Subsidiaries to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Orders), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages) (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Laws.

          (c) Except as would not be reasonably expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any notice or other communication: (i) that any of them is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws, Environmental Orders or the requirements of any environmental Permits; or (iii) that any of them is requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Laws.

     Section 5.23 Brokers and Finders. No broker, finder or investment banker other than the Parent Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

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ARTICLE VI

COVENANTS

     Section 6.1 Conduct of Business of the Company. Except as contemplated by this Agreement (including matters directly relating to the consummation of the Spin-Off Transaction), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use its reasonable commercial efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships; provided, that, notwithstanding the foregoing, the provisions of this Section 6.1 shall not apply to the Spin-Off Subsidiary or any of its Subsidiaries to the extent any actions or omissions specified in this Section 6.1 relate solely to the Spin-Off Subsidiary or any of its Subsidiaries and as to which no member of the Post-Spin-Off Company Group has or will have any liability or obligation. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or set forth in Section 6.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries, to the extent provided in the proviso to the preceding sentence) to, without the prior written consent of Parent:

          (a) amend any of the Company Organizational Documents;

          (b) do or effect any of the following actions with respect to its securities: (i) adjust, split, combine or reclassify its capital stock, (ii) make, declare or pay any dividend (other than dividends paid by wholly-owned Subsidiaries, the distribution of the stock of the Spin-Off Subsidiary to the Company’s stockholders in connection with the consummation of the Spin-Off Transaction or dividends, at the Company’s sole discretion, of cash received by the Company or EPIL in connection with the exercise of Company Options or Company Warrants or EPIL Options) or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the date of this Agreement, and other than options to acquire shares of the Company’s or EPIL’s capital stock or shares of the Company’s capital stock issued in compliance with the proviso in this Section 6.1(b)) or (v) enter into any Company Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock; provided, however, that nothing in this Section 6.1(b) shall prohibit the Company from (A) issuing options to purchase shares of Company Common Stock to directors, employees or consultants of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (B) issuing options to purchase shares of Company Common Stock to holders of

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EPIL Options in connection with any termination of such EPIL Options or any conversion or exchange of such EPIL Options into Company Options or Company Common Stock (provided that all such options referred to in clauses (A) and (B) shall be subject to the provisions of Section 2.5), (C) issuing shares of Company Common Stock prior to the Closing to holders of Company Warrants in connection with the termination of such Company Warrants, (D) issuing shares of Company Common Stock in exchange for outstanding shares of EPIL common stock, on a basis of 47.52 shares of Company Common Stock for each share of EPIL common stock, or (E) acquiring the Ensyn Energy Minority Interest in accordance with Section 6.24;

          (c) except for increases in salary, wages and benefits of officers or employees consistent with past practice, in conjunction with new hires, promotions or other changes in job status or pursuant to existing collective bargaining agreements, (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees, (ii) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements, plans or policies), or enter into any employment or severance agreement with, any director, officer or other employee or (iii) establish, adopt, enter into, amend or take any action to accelerate rights under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Laws; provided, however, that nothing in this Section 6.1(c) shall prohibit the Company from creating a new option plan for the purpose of effecting the transactions contemplated by Sections 2.5, 2.6 and 6.23 of this Agreement.

          (d) acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any Company Assets, including the capital stock of Subsidiaries of the Company (other than the disposition of the Spin-Off Subsidiary and its Subsidiaries pursuant to the Spin-Off Transaction and other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of raw materials, supplies and equipment (including capital equipment required for the completion of the Commercial Demonstration Facility), in either case in the ordinary course of business consistent with past practice);

          (e) incur, assume or prepay any long-term indebtedness or incur or assume any short-term indebtedness (including, in either case, by issuance of debt securities), other than in the ordinary course of business consistent with past practice under existing lines of credit; provided, that if the Closing does not occur by March 31, 2005, the Company may incur additional indebtedness not to exceed $200,000 per month in the aggregate; provided, further, that the Company shall first request additional funding from Parent before it seeks such indebtedness from a third-party, but shall be

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entitled to incur such indebtedness from a third party if Parent has not offered reasonably acceptable terms to the Company within ten days of such request or if Parent has not provided such funding on terms reasonably satisfactory to the Company within 30 days of such request;

          (f) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, other than a wholly-owned Subsidiary of the Company that is not the Spin-Off Subsidiary or any of its Subsidiaries;

          (g) make any loans, advances or capital contributions to, or investments in, any other Person except (A) in the ordinary course of business consistent with past practice and (B) in connection with the Company Option Plans and the Company Options, but only to the extent such loans, advances, contributions or investments are no longer outstanding as of the Closing;

          (h) make any loans to its directors or officers, except in connection with the Company Option Plans and the Company Options, but only to the extent such loans are no longer outstanding as of the Closing;

          (i) terminate, cancel, request or agree to any material change in any Company Contract, or enter into any Company Contract that would be material to the Company and its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries), taken as a whole, in either case other than in the ordinary course of business or other than to the extent such action relates solely to the Spin-Off Business and with respect to which neither the Company nor any of its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries) will have any liability or obligation;

          (j) make or authorize any material capital expenditure, other than in connection with the Commercial Demonstration Facility; provided such expenditures relating to the Commercial Demonstration Facility do not exceed $1,000,000 in the aggregate;

          (k) make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to (i) conform to changes in Tax laws or regulatory accounting requirements or GAAP or (ii) to effect a change in the Company’s Tax year;

          (l) waive, release, assign, settle or compromise any material rights, claims or litigation, except to the extent that such waiver, release, assignment, settlement or compromise (i) would not create a Liability of the Company or its Subsidiaries that would remain outstanding following the Closing or affect the value of any Intellectual Property owned by, licensed to or used by the Company or any of its Subsidiaries in connection with the Retained Business or (ii) relates solely to rights, claims or litigation of the Spin-Off Subsidiary and its Subsidiaries;

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          (m) pay, discharge or satisfy any material Liabilities, other than in the ordinary course of business consistent with past practice and except for expenses relating to the Commercial Demonstration Facility and the Company Advisor Expenses, which matters are addressed elsewhere in this Agreement;

          (n) enter into any Restrictive Company Contract that would limit or otherwise restrict the Company or any of its Subsidiaries, or any of their successors (other than to the extent such action relates solely to the Spin-Off Business and with respect to which neither the Company nor any of its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries) will have any liability or obligation), or that would, after the Closing, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors;

          (o) grant any license with respect to Intellectual Property, other than (i) as set forth in Section 6.1 of the Company Disclosure Letter or (ii) any licenses granted to Parent or its Subsidiaries;

          (p) take any action or omit to take any action that causes any Company Intellectual Property to become invalidated, abandoned or dedicated to the public domain or which would terminate, modify or amend any Intellectual Property or license thereunder granted to the Retained Business;

          (q) create any new Subsidiaries, other than ERI Holdings;

          (r) take any action that would reasonably be expected to result in any representation or warranty of the Company under this Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Closing or omit to take any action necessary to prevent any such representation or warranty from becoming untrue or inaccurate in any material respect at such time; or

          (s) authorize or commit to do any of the foregoing.

     Section 6.2 Conduct of Business of Parent. Parent shall use its reasonable commercial efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement or set forth in Section 6.2 of the Parent Disclosure Letter, Parent shall not:

          (a) amend its certificate of incorporation or bylaws;

          (b) amend the certificate of incorporation of Merger Sub;

          (c) make, declare or pay any extraordinary cash dividend or make any distribution or payment with respect to any shares of its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock or any option,

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warrant, conversion right or other right to acquire such shares (other than repurchases of capital stock or such options, warrants or rights from departing employees or in connection with cashless exercises of stock options) or make any commitment for any such action;

          (d) adjust, split, combine or reclassify its capital stock without complying with Section 2.1(d) to the extent required to do so;

          (e) take any action that would reasonably be expected to result in any representation or warranty of Parent under this Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Closing or omit to take any action necessary to prevent any such representation or warranty from becoming untrue or inaccurate in any material respect at such time;

          (f) issue shares of Parent Common Stock in excess of 25% of the number of shares of Parent Common Stock outstanding as of the date hereof, excluding (i) shares of Parent Common Stock issued in connection with the exercise of Parent stock options or other securities issued to employees or consultants that are convertible into shares of Parent Common Stock and (ii) shares of Parent Common Stock constituting Merger Consideration; provided, that nothing in Section 6.2, including this Section 6.2(f), shall in any way restrict Parent’s ability to enter into or consummate a transaction constituting a Change of Control;

          (g) enter into any agreement which would conflict with (in any material respect) or prevent, materially delay or otherwise materially inhibit the consummation of the transactions contemplated by this Agreement; provided, that nothing in this Section 6.2 (including this Section 6.2(g)) shall in any way restrict Parent’s ability to enter into or consummate a transaction constituting a Change of Control; or

          (h) authorize or commit to do any of the foregoing.

     Section 6.3 Other Actions. Parent and the Company shall not, and shall not permit any of their respective Subsidiaries to, take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in Article VII of this Agreement not being satisfied or satisfaction of those conditions being delayed, except, in the case of the Company, to the extent (a) specifically permitted by Section 6.5(d), its board of directors withdraws, modifies or amends the Company Board Recommendation in accordance with Section 6.5(e) and terminates this Agreement in accordance with Section 9.4(a).

     Section 6.4 Access to Information; Confidentiality.

          (a) The Company shall, and shall cause its Subsidiaries, to: (i) provide to Parent and its directors, officers, employees, accountants, consultants, legal counsel, investment bankers, agents and other representatives (its “Representatives”) access at reasonable times upon reasonable prior notice to the Company and in a manner

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so as to not unreasonably interfere with the normal business operations of the Company and its Subsidiaries, to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning the Company and its Subsidiaries (other than with respect to information unrelated in any respect to the Retained Business) as Parent or its Representatives may reasonably request. No investigation conducted under this Section 6.4(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

          (b) Parent shall, and shall cause its Subsidiaries, to: (i) provide to the Company and its Representatives access (at reasonable times upon prior reasonable notice to Parent), to the officers, employees, agents, properties, books and records of Parent and its Subsidiaries and in a manner so as to not unreasonably interfere with the normal business operations of Parent and its Subsidiaries; and (ii) furnish promptly such information concerning Parent and its Subsidiaries as the Company or its Representatives may reasonably request. No investigation conducted under this Section 6.4(b), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

          (c) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated July 8, 2004 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 6.4.

          (d) Notwithstanding the other provisions of this Section 6.4 and subject to applicable Laws, prior to the termination of any waiting period under the HSR Act or other similar law applicable to the transactions contemplated by this Agreement, each party shall only be permitted such reasonable access which, after consultation with counsel, is appropriate during such review process.

     Section 6.5 No Solicitation.

          (a) From the date of this Agreement until the Closing or the termination of this Agreement, except as specifically permitted in Section 6.5(d) or 6.5(e), the Company shall not, and shall cause each of its Subsidiaries and Representatives and its Subsidiaries’ Representatives not to, directly or indirectly:

               (i) solicit, initiate, knowingly encourage or take any other action that might reasonably be expected to lead to the submission of any Takeover Proposal;

               (ii) engage in discussions or negotiations with or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries (other than the Spin-Off Subsidiary and its Subsidiaries) or any Company Assets to any Person that has made or, to the Knowledge of the Company, may reasonably be expected to make any Takeover Proposal;

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               (iii) approve, endorse or recommend any Takeover Proposal;

               (iv) enter into any agreement in principle, arrangement, understanding or Contract relating to any Takeover Proposal; or

               (v) grant any waiver or release under any standstill or similar contract relating to the Company or its Subsidiaries to which it or any of its Subsidiaries is a party.

          (b) The Company shall, and shall cause each of its Subsidiaries and Representatives and its Subsidiaries’ Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person heretofore conducted with respect to any Takeover Proposal. The Company shall promptly inform its Representatives and its Subsidiaries’ Representatives of the Company’s obligations under this Section 6.5. Without limiting the foregoing, the Company agrees that any breach of the restrictions set forth in this Section 6.5, including any failure of such Representatives to comply with any restrictions referred to above, by any of such Representatives or any Affiliate of the Company shall be deemed to be a breach by the Company of this Section 6.5.

          (c) The Company shall notify Parent within 24 hours after receipt of (i) any Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries (other than information relating solely to the Spin-Off Business), or (iii) any request for access to the Company Assets by any Person that has made or, to the Knowledge of the Company, may reasonably be expected to make any Takeover Proposal. The Company shall provide Parent promptly with the material terms of such Takeover Proposal (including the identity of the Person making such Takeover Proposal, and, if available, a copy of such Takeover Proposal). The Company shall keep Parent reasonably informed on a current basis of the status and details of any such Takeover Proposal.

          (d) Subject to the Company’s compliance with the provisions of this Section 6.5 and prior to obtaining the Requisite Company Vote, nothing in this Agreement shall prevent the Company or its board of directors from:

               (i) engaging in discussions or negotiations with, or furnishing or disclosing any non-public information relating to the Company or any of its Subsidiaries or any Company Assets to, any Person who has made a bona fide, written and unsolicited Takeover Proposal that did not result from a breach of Section 6.5(a) which the board of directors of the Company has determined, in good faith and by a majority of the entire board, after consultation with its financial advisor, is reasonably likely to result in a Superior Proposal, but only so long as (A) the board of directors has determined, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws, (B) the Company has caused such Person to enter into a confidentiality agreement with the Company on terms and

55

conditions not materially more favorable to such Person than those contained in the Confidentiality Agreement and (C) the Company has concurrently disclosed or made available the same such non-public information to Parent; and

               (ii) following the actions permitted under Section 6.5(d)(i), entering into a definitive agreement providing for the implementation of a Superior Proposal, but only so long as (A) the board of directors, acting reasonably, in good faith and by a majority of the entire board, approves such definitive agreement, (B) the board of directors has determined, after consultation with an independent financial advisor that such bona fide, written and unsolicited Takeover Proposal constitutes a Superior Proposal, (C) such definitive agreement is conditioned upon the termination of this Agreement in accordance with its terms and (D) the Company notifies Parent in writing of its intention to terminate this Agreement pursuant to, and after complying with all of the provisions of, Section 9.4(a).

          (e) The board of directors of the Company shall not:

               (i) withdraw, modify or amend, or propose to withdraw, modify or amend, the Company Board Recommendation in any manner adverse to Parent unless the board of directors has (A) acted reasonably, in good faith and by a majority of the entire board and (B) determined, after consultation with outside legal counsel, that failure to take such action would result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws; or

               (ii) approve, endorse or recommend, or propose to approve, endorse or recommend, any Takeover Proposal, unless (A) such Takeover Proposal was a bona fide, written and unsolicited Takeover Proposal, (B) the board of directors has acted reasonably, in good faith and by a majority of the entire board, (C) the board of directors has determined, after consultation with an independent financial advisor, that such Takeover Proposal would constitute a Superior Proposal and (D) the Company notifies Parent in writing of its intention to terminate this Agreement pursuant to, and after complying with all of the provisions of, Section 9.4(a).

     Section 6.6 Notices of Certain Events.

          (a) The Company shall notify Parent as promptly as practicable of (i) any notice or other material communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated hereby, (ii) any notice or other material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Action threatened in writing or commenced against or otherwise affecting the Company or any of its Subsidiaries but only to the extent such Legal Action would have been required to be disclosed pursuant to Section 4.18 had such Legal Action been pending or, to the Knowledge of the Company, threatened as of the date of this Agreement, (iv) any written communications from a third party suggesting or requesting that the Company or any of its Subsidiaries consider entering into a license agreement or similar arrangement with respect to Intellectual Property owned by such

56

third party or (v) any event, change, occurrence, circumstance or development between the date of this Agreement and the Closing which makes any of the representations or warranties of the Company contained in this Agreement untrue or inaccurate or causes or is reasonably likely to cause any of the conditions set forth in Article VII not to be satisfied.

          (b) Parent shall notify the Company as promptly as practicable of (i) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated hereby, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Action threatened in writing or commenced against or otherwise affecting Parent and its Subsidiaries, but only to the extent such Legal Action would have been required to be disclosed pursuant to Section 5.14 had such Legal Action been pending or, to the Knowledge of Parent, threatened as of the date of this Agreement and (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Closing which makes any of the representations or warranties of Parent contained in this Agreement untrue or inaccurate or causes or is reasonably likely to cause any of the conditions set forth in Article VII not to be satisfied.

     Section 6.7 Post-Closing Benefit Plan Matters. If any employee of the Company or any of its Subsidiaries at any time after the Effective Time becomes a participant in (or eligible to participate in) an employee benefit plan, program, policy or arrangement maintained by or contributed to by Parent or any of its Subsidiaries, Parent shall cause such plan, program, policy or arrangement to treat the prior service of such employee with the Company or its Subsidiaries, to the extent prior service is generally recognized under the applicable plan, program, policy or arrangement, as service rendered to Parent or such Subsidiary. Parent shall use its reasonable commercial efforts to cause to be waived any pre-existing condition limitation under its welfare plans that might otherwise apply to such employee (or his or her eligible dependents).

     Section 6.8 Directors’ and Officers’ Indemnification and Insurance.

          (a) For a period of not less than six years after the Closing, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the current and former directors and officers of the Company and its Subsidiaries (the “D&O Indemnified Parties”) against all Damages incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions at or before the Closing (including the acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent as the D&O Indemnified Parties are indemnified or have the right to advancement of expenses pursuant to the Company Organizational Documents and indemnification agreements, if any, in effect on the date of this Agreement between the D&O Indemnified Parties and the Company or one of its Subsidiaries.

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          (b) Parent shall cause the Surviving Corporation to maintain in effect for at least six years after the Closing the current policies of directors’ and officers’ liability insurance (the “D&O Insurance”) maintained by the Company or its Subsidiaries or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Closing so long as Parent or the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company or its Subsidiaries for such insurance prior to the date of this Agreement (such 300% amount being the “Maximum Premium”). If Parent or the Surviving Corporation is unable to obtain the insurance required under the prior sentence it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. The Company represents that the current annual premium is $28,350. Prior to the Closing, Parent shall have the right to cause coverage to be extended under the Company’s D&O Insurance at the Closing by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the Company’s existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 6.8(b).

          (c) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and is not the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then, and in each case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent will assume the obligations set forth in this Section 6.8.

          (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and legal representatives, it being expressly agreed that the D&O Indemnified Parties to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8.

     Section 6.9 Reasonable Commercial Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall use its reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws to ensure that the conditions set forth in Article VII are satisfied and to consummate the transactions contemplated by this Agreement. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     Section 6.10 Consents; Filings; Further Action.

          (a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall use its reasonable commercial efforts to (i) obtain any consents, approvals or other authorizations required to be obtained by Parent or the Company or any of their

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respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and (ii) make the necessary filings and notifications, and thereafter make any other submissions either required or deemed appropriate by both parties, acting reasonably, with respect to the Merger and the other transactions contemplated by this Agreement required under (A) the Securities Act, the Exchange Act and state securities or “blue sky” Laws, (B) the HSR Act, (C) the DGCL, (D) any Canadian or other applicable Laws and (E) the rules and regulations of the Toronto Stock Exchange and the NASDAQ Small-Cap Market. Parent, on the one hand, and the Company, on the other hand, shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all such documents to the non-filing party and its advisors prior to filing, and neither party will file any such document if the other party shall have reasonably objected to the filing of such document. Parent, on the one hand, and the Company, on the other hand, shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger and the other transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

          (b) If Parent, on the one hand, or the Company, on the other hand, or any of their respective Affiliates receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Parent will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any Governmental Entity.

          (c) Notwithstanding the foregoing, nothing in this Section 6.10 shall require, or be construed to require, Parent or the Company, in connection with the receipt of any regulatory approval, to propose or agree to (i) sell or hold separate and agree to sell, divest or to discontinue or limit, before or after the Closing, any asset, business or interest in any asset or business of Parent, the Company or any of their respective Affiliates (or consent to any such act) or (ii) any condition relating to, change in or restriction on, the operations of any such asset or business if such condition, change or restriction could reasonably be expected to adversely impact the economic or business benefits to such party of the transactions contemplated by this Agreement.

     Section 6.11 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this

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Agreement and until the Closing, each of Parent and the Company shall use its reasonable commercial efforts (and shall cause their respective Subsidiaries to use their reasonable commercial efforts) to cause the Merger to qualify, and shall not, without the prior written consent of the other party, knowingly take any actions or cause any actions to be taken which would or would reasonably be likely to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Closing, and consistent with any such consent, neither Parent nor any of its Subsidiaries, nor any of its Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

     Section 6.12 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the requirements of the Toronto Stock Exchange or the NASDAQ Small-Cap Market, in which case the issuing party shall use reasonable commercial efforts to consult with the other party before issuing any such release or making any such public statement; provided, however, that, unless required by Applicable Law or the rules and regulations of the Toronto Stock Exchange or the NASDAQ Small-Cap Market, prior to Closing in no event shall Parent or its Subsidiaries release any information as to the satisfaction of the condition set forth in Section 7.2(n).

     Section 6.13 Stock Exchange Matters; Parent Stockholders Meeting.

          (a) Parent shall (i) use its reasonable commercial efforts to obtain an exemption from Rule 4350(i)(C)(ii) of the Nasdaq Marketplace Rules to the effect that no approval by Parent’s stockholders will be required in connection with the transactions contemplated by this Agreement (the “Nasdaq Exemption”) and (ii) file the requisite notice with the Toronto Stock Exchange and the appropriate forms with the NASDAQ Small-Cap Market for the listing of the shares of Parent Common Stock issuable pursuant to the Merger, the Canadian Transaction and upon exercise of all outstanding Company Warrants as soon as practicable after the date of this Agreement. Parent will use reasonable commercial efforts to obtain from the Toronto Stock Exchange acceptance of the requisite notice for the listing of additional shares with respect to the shares of Parent Common Stock issuable pursuant to the Merger, the Canadian Transaction and upon exercise of all outstanding Company Warrants.

          (b) Whether or not the Requisite Vote is required, Parent shall prepare, with the cooperation of the Company, an information circular (the “Parent Proxy Statement”) relating to a special meeting of the stockholders of Parent to be held to consider the issuance of Parent Common Stock in connection with this Agreement (including the Canadian Transaction) (the “Parent Stockholders Meeting”). As promptly as practicable after the date of this Agreement, having regard to applicable Canadian provincial and territorial corporate and securities Laws, Parent shall (i) call the Parent

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Stockholders Meeting, (ii) mail the Parent Proxy Statement to the stockholders of Parent and (iii) if the Requisite Vote is required, hold the Parent Stockholders Meeting; provided, however, that, if the Requisite Vote is not required in connection with the issuance of Parent Common Stock as contemplated by this Agreement (including in connection with the Canadian Transaction), Parent shall cancel the Parent Stockholders Meeting. Parent shall consult with the Company regarding the date of the Parent Stockholders Meeting, which, if held, shall be held after the Condition Determination Date but on or about the date immediately prior to the date of the Company Stockholders Meeting, and shall use its reasonable commercial efforts not to postpone or adjourn (other than for the absence of a quorum) the Parent Stockholders Meeting without the prior written consent of the Company following the occurrence of the Condition Determination Date. Parent shall use its reasonable commercial efforts to solicit or cause to be solicited from its stockholders proxies in favor of the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (including the Canadian Transaction) and shall use its reasonable commercial efforts to take any other action necessary or advisable to secure the Requisite Parent Vote, if required.

     Section 6.14 Expenses. Except as otherwise provided in Section 9.7 and Section 9.8 and the definition of “Cash Consideration,” whether or not the Merger is consummated, all fees and expenses (including those payable to counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by any party to this Agreement or on its behalf (“Expenses”) in connection with this Agreement and the transactions contemplated hereby (including the Spin-Off Transaction and the Canadian Transaction) shall be paid by the party incurring such Expenses, except that the filing fee under the HSR Act and any other Expenses incurred in connection with responding to any requests by any Governmental Entity for additional information with respect thereto (other than any Expenses constituting legal fees or other Company Advisor Expenses) and Expenses incurred in connection with (i) the preparation and filing of the Permit and (ii) the preparation, filing and mailing of the Information Statement, the Registration Statement (if required) and the information statement relating to the Spin-Off Transaction, including any supplements or amendments thereto (and any printing and mailing expenses relating to any of the foregoing), shall be borne by Parent. Notwithstanding the foregoing, if the Merger is consummated, the aggregate amount of Company Advisor Expenses that have not been paid by the Company as of the Closing Date shall be deducted from the cash portion of the Merger Consideration, as provided in Section 2.1(c).

     Section 6.15 Takeover Statutes. If any Takeover Statute is or may become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement (including the Canadian Transaction), each of Parent and the Company and their respective boards of directors shall take all necessary action to ensure that such transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

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     Section 6.16 Defense of Litigation. Notwithstanding Section 6.1(l), and subject to the exception contained therein, the Company shall not settle or offer to settle any Legal Action against the Company, any of its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries) or any of their respective directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement without the prior written consent of Parent; provided, that this Section 6.16 shall not apply to any action under this Agreement that the Company is expressly permitted or required to take between the date hereof and the Closing. For the avoidance of doubt, the foregoing restriction shall not prohibit the Company from making arrangements with holders of EPIL Options, Company Stock Options or Company Warrants in connection with the Company’s efforts to cancel the EPIL Options and Company Stock Options or cause the Company Warrants to be exercised or terminated prior to the Closing. The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall cooperate with Parent and Merger Sub to resist any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions.

     Section 6.17 Pre-Closing Tax Matters. During the period from the date of this Agreement to the Closing, the Company and its Subsidiaries shall:

          (a) Prepare, in the ordinary course of business and consistent with past practice (except as otherwise required by law), and timely file all Tax Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”).

          (b) Consult with Parent with respect to all material Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than ten Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed.

          (c) Fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed.

          (d) Properly reserve (and reflect such reserve in its books and records and financial statements), in accordance with past practice and in the ordinary course of business for all Taxes payable by it (or them) for which no Post-Signing Return is due prior to the Closing.

          (e) Promptly notify Parent of any material federal, state, local or foreign income or franchise Tax matter and any other suit, claim, contest, investigation, administrative or judicial proceeding or audit pending against or with respect to any of the Company or its Subsidiaries in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims (collectively, “Contests”), and not settle or compromise any such Contest without Parent’s consent.

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          (f) Not make or revoke any material Tax election or adopt or change a tax accounting method without Parent’s consent, other than as contemplated by Section 6.28.

          (g) Not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax laws or regulatory accounting requirements or GAAP.

          (h) Terminate all Tax Sharing Agreements to which the Company or any of its Subsidiaries is a party such that there is no further liability thereunder.

     Section 6.18 Spin-Off Transaction.

          (a) The Company shall, prior to the Closing, (i) enter into the Distribution Agreement and (ii) cause the other parties thereto to enter into the Distribution Agreement. When executed and delivered by the Company and the other parties thereto, the Distribution Agreement will constitute a legal, valid and binding agreement, enforceable in accordance with its terms, subject to the Enforceability Exception. The Company shall use its reasonable commercial efforts to complete the Spin-Off Transaction prior to the Closing and in accordance with the terms of the Distribution Agreement. The Company shall comply with all applicable Laws in connection with the Spin-Off Transaction, including applicable securities Laws.

     Section 6.19 Sarbanes-Oxley Compliance. The Company and its Subsidiaries (other than the Spin-Off Subsidiary and its Subsidiaries) shall, prior to the Closing, take all reasonable commercial actions that Parent may deem reasonably necessary or appropriate, including to permit Parent’s Representatives to meet from time to time with the Representatives of the Company and its Subsidiaries (other than the Spin-Off Subsidiary and its Subsidiaries) responsible for the Company’s financial statements and the internal controls of the Company and its Subsidiaries (other than the Spin-Off Subsidiary and its Subsidiaries), to enable Parent, immediately following the Closing, to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the rules and regulations promulgated by the SEC pursuant thereto and the other requirements of the SOA with respect to the Company and its Subsidiaries (other than the Spin-Off Subsidiary and its Subsidiaries), including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA.

     Section 6.20 Use of Ensyn Name. Parent acknowledges that it shall not, by virtue of any of the transactions contemplated by this Agreement or otherwise, obtain any rights to use the name “Ensyn.” Notwithstanding the foregoing, for a period not to exceed six months from the Closing Date, Parent shall have the right to use the name “Ensyn” in connection with (i) any tangible property acquired hereunder that contains such name, (ii) the transition of the ownership of the Company and (iii) the exercise of any Intellectual Property rights, including any licenses granted thereunder.

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     Section 6.21 Escrow Agreements. The Company shall, and shall use its reasonable commercial efforts to cause the Securityholders’ Representative to, and Parent shall, and shall use its reasonable commercial efforts to cause the Indemnity Escrow Agent and the Warrant Escrow Agent to, execute the Escrow Agreements to which they are a party prior to the Closing.

     Section 6.22 Parent Board of Directors. Parent shall take all requisite actions so that, immediately following the Closing, two Qualified Persons designated by the Company (the “New Directors”) shall become members of the board of directors of Parent (the “Parent Board”). A “Qualified Person” means a person that the Parent Board reasonably determines in good faith, after customary investigation of such person’s qualifications, is qualified and acceptable to be a member of the Parent Board under standards applied fairly and equally to all nominees. Parent shall use its reasonable best efforts to cause the New Directors to be nominated and, as necessary, renominated as members of the Parent Board for not less than five years. In the event a New Director elects not to serve in such capacity, one or more of the New Directors may designate another Qualified Person as a replacement.

     Section 6.23 EPIL Options. The Company shall use its reasonable commercial efforts to cause the outstanding options (the “EPIL Options”) to acquire shares of Ensyn Petroleum International Ltd. (“EPIL”) (or the shares of EPIL common stock issued upon exercise thereof) to be cancelled or otherwise converted or exchanged prior to the Closing Date either for (i) Company Options (which shall then be treated in accordance with Section 2.5) or (ii) shares of Company Common Stock (which shall be treated in accordance with Section 2.1(c)). To the extent any EPIL Options remain outstanding following the Closing Date or any holders of EPIL Options shall have exercised their EPIL Options prior to the Closing Date and as a result shares of EPIL common stock are outstanding following the Closing Date that are not owned by the Surviving Corporation or by Parent, Parent shall be entitled to make a claim against the Indemnity Escrow Fund as provided in Section 8.2(a)(ix). Parent agrees to use its reasonable commercial efforts to cause EPIL to become wholly-owned (directly or indirectly) by Parent within 90 days following the Closing and, in connection with canceling any EPIL Options or any shares of EPIL common stock that remain outstanding following the Closing Date (other than shares held by the Surviving Corporation or Parent or any of its Subsidiaries), Parent hereby agrees not to offer consideration therefor to a holder thereof in excess of the Merger Consideration that such holder would have been entitled to receive had such holder converted EPIL Options or EPIL common stock into Company Common Stock on a basis of 47.52 shares of Company Common Stock for each share of EPIL common stock immediately prior to the Closing.

     Section 6.24 Ensyn Energy Minority Interest. The Company and Parent shall use their reasonable commercial efforts to cause the shares of Ensyn Energy Corp. that are not owned by the Company (the “Ensyn Energy Minority Interest”) to be acquired by the Company or Parent or otherwise to be no longer be outstanding as soon as practicable after the Closing Date; provided, that, unless otherwise consented to by

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Parent, the cost of acquiring the Ensyn Energy Minority Interest held by Edythe A. Parkinson-Marcoux shall not exceed the cost of acquiring the Ensyn Energy Minority Interest owned by Stuart Smith. The Company shall not amend the Option Agreement, dated November 11, 2004 (the “Smith Agreement”), without the consent of Parent, other than to extend the option thereunder.

     Section 6.25 Affiliates. Not more than ten days after the Information Statement is delivered to the Company’s stockholders pursuant to Section 3.1(e), the Company shall deliver to Parent a letter setting forth a list of all Persons, who in the judgment of the Company, may be deemed “affiliates” of the Company within the meaning of Rule 145 under the Securities Act and the applicable rules and regulations thereunder (the “Rule 145 Affiliates”) as of the date this Agreement is submitted to the Company’s stockholders for their approval, and such list shall be updated from time to time as necessary to reflect changes from the date hereof. The Company shall use its reasonable commercial efforts to cause each Person who is identified as a Rule 145 Affiliate in such list, as updated from time to time, to deliver, as soon as practicable after the date of this Agreement and prior to the Closing, a signed agreement substantially in the form attached as Exhibit I hereto.

     Section 6.26 Canadian Transaction. Parent shall send to each stockholder set forth on Schedule 1 the Canadian Exchange Agreement, executed by Parent. Parent shall be obligated to consummate, and shall consummate, the Canadian Transaction with respect to each stockholder that executes such Canadian Exchange Agreement prior to Closing, subject to the terms and conditions set forth in the Canadian Exchange Agreement.

     Section 6.27 Parent and Company Tax Representation Letters. Each of Parent and the Company shall provide to the Company’s U.S. and Canadian counsel, respectively, representation letters, substantially in the respective forms attached as Attachment 1 to the Parent Disclosure Letter and the Company Disclosure Letter, as applicable (and with such changes thereto as shall be negotiated in good faith), to enable such counsel to provide the tax opinions contemplated by Section 7.2(f).

     Section 6.28 Negotiations Regarding Tax Condition Covenant. If the conditions to the Closing contained in Article VII have been satisfied or waived (other than any conditions that by their nature are to be satisfied at the Closing) and the Closing nevertheless is not being effected solely due to the failure to be satisfied or waived of the condition set forth in Section 7.3(f) of this Agreement, then the Company and Parent shall negotiate in good faith with each other regarding an amendment to this Agreement revising or restructuring the transactions contemplated by this Agreement, on substantially the same economic terms to both parties, in a manner that would qualify as a tax-free reorganization under the Code on terms mutually acceptable to the Company and Parent.

     Section 6.29 Tax Election. Company shall make an election to close its tax year end as of the Closing Date and Parent shall take any actions reasonably requested by the Company or the Securityholders’ Representative to cause that to happen.

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     Section 6.30 Voting Agreement. Parent shall not agree to any amendment of or other modification to the Voting Agreement without the consent of the Company.

ARTICLE VII

CONDITIONS

     Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by each of Parent and the Company or prior to the Closing Date of each of the following conditions:

          (a) Company Stockholder Approval. This Agreement shall have been approved by the Requisite Company Vote.

          (b) Parent Stockholder Approval. If the Additional Shares Issuance Condition has occurred, the issuance of Parent Common Stock as contemplated by this Agreement (including in connection with the Canadian Transaction) shall have been approved by the Requisite Parent Vote; provided, that if the Additional Shares Issuance Condition has occurred but the Requisite Parent Vote shall only be required under the Nasdaq Marketplace Rules and not under the rules of the Toronto Stock Exchange, then either (i) Parent shall have received the Nasdaq Exemption or (ii) the issuance of Parent Common Stock as contemplated by this Agreement (including in connection with the Canadian Transaction) shall have been approved by the Requisite Parent Vote.

          (c) California Permit; Registration Statement Effective. Either (i) the Permit shall have been issued by the California Commissioner or (ii) the Registration Statement shall have become effective under the Securities Act. No stop order pertaining to the Permit or suspending the effectiveness of the Registration Statement, as applicable, shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the Department of Corporations of the State of California or the SEC, as applicable, and not concluded or withdrawn.

          (d) Listing; Stock Exchange Approval. The shares of Parent Common Stock issuable pursuant to this Agreement and the Canadian Transaction and upon exercise of all outstanding Company Warrants shall have been (i) approved for listing on the Toronto Stock Exchange and all requisite approvals from the Toronto Stock Exchange shall have been received, subject to any notifications required to be given to the Toronto Stock Exchange upon Closing, and (ii) authorized for quotation on the NASDAQ Small-Cap Market, subject to any notifications required to be given to the NASDAQ Small-Cap Market upon Closing.

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          (e) Antitrust. The waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement (including the Canadian Transaction) under the HSR Act shall have expired or been terminated.

          (f) Consents. All consents, approvals and actions of any Governmental Entity required to permit the consummation of the Merger and the other transactions contemplated by this Agreement (including the Canadian Transaction) (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware) and listed in Schedule 7.1(f) of each of the Company Disclosure Letter and the Parent Disclosure Letter shall have been obtained or made, free of any condition that could reasonably be expected to result in a Parent Material Adverse Effect or a Company Material Adverse Effect.

          (g) Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, and no Governmental Entity shall have instituted any proceeding seeking any such Laws or Orders.

          (h) Spin-Off Transaction. The Spin-Off Transaction shall have occurred in accordance with the terms of the Distribution Agreement.

          (i) Canadian Transaction. The Canadian Transaction shall have been consummated. Notwithstanding the foregoing, it shall not be a failure of this condition if any party to the Canadian Transaction (other than Parent) does not fulfill such party’s obligation to exchange such party’s shares of Company Common Stock for the Merger Consideration pursuant to a Canadian Exchange Agreement. Such party shall, instead, be entitled to receive the Merger Consideration upon consummation of the Merger in accordance with the terms of this Agreement.

          (j) Representation Letters. Parent and the Company shall have provided the Company’s U.S. and Canadian counsel with the representation letters referred to in Section 6.27 to enable each such counsel to deliver an opinion as to the qualification of the Merger as a reorganization under Section 368(a) of the Code.

     Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV that are qualified as to materiality or Company Material Adverse Effect shall be true and correct in all respects, and the representations and warranties of the Company set forth in Article IV that are not so qualified shall be true and correct in all material respects, in each case, as though made on and as of the Closing Date, except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date (the

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parties acknowledging that the phrase “as of the date of this Agreement” appearing in the lead-in sentence of Article IV shall not be deemed to mean that the representations and warranties in Article IV are being made as of a “specified date” within the meaning of this Section 7.2(a)). Notwithstanding the foregoing, the representations and warranties in Section 4.7 [Subsidiaries] (second sentence and clause (ii) of first sentence only) and Section 4.10(b) shall be true and correct in all respects as of the Closing Date (notwithstanding reference to another date in such Sections) except for such changes permitted pursuant to the terms of this Agreement and that are disclosed in a certificate to be delivered by the Company to Parent not less than one Business Day prior to the Closing Date. For the avoidance of doubt, it is understood and agreed that the only changes between the date of this Agreement and the Closing (x) with respect to the Company’s representations in Section 4.7, shall be to reflect the acquisition of the Ensyn Energy Minority Interest, (y) with respect to the Company’s representations in Section 4.10(b)(i), shall be to reflect the issuance of Company Common Stock upon the exercise of Company Options or Company Warrants or in exchange for EPIL Options or EPIL common stock and (z) with respect to the Company’s representations in Section 4.11, shall be to reflect the issuance of Company Options, Company Common Stock or EPIL Options as permitted by the proviso in Section 6.1(b). For purposes of this Section 7.2(a), the phrase “Spin-Off Subsidiary and its Subsidiaries” appearing in the representations and warranties of the Company set forth in Article IV shall be deemed to include the entity that immediately prior to the Spin-Off Transaction will own all of the common stock of the Spin-Off Subsidiary and whose common stock will be distributed to the Company’s stockholders pursuant to the Spin-Off Transaction.

          (b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) Company Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect, whether or not the applicable event, change, occurrence, circumstance or development is covered by insurance.

          (d) Certificates. Parent shall have received (i) a certificate of the Company signed by its chief executive officer or chief financial officer, certifying as to the matters set forth in Sections 7.2(a) and 7.2(b) (the “Company Closing Certificate”), (ii) a certificate of the Company signed by its Secretary certifying as to board resolutions, organizational documents and incumbency and (iii) a legal opinion from Mayer, Brown, Rowe & Maw LLP, substantially in the form of Exhibit J.

          (e) Consents Under Agreements. The Company shall have obtained the consents and approvals for the Company Contracts listed in Section 7.2(e) of the Company Disclosure Letter.

          (f) Director and Officer Resignations. Parent shall have received copies of written resignation letters from each of the members of the board of directors, and each officer, of the Company and each of its Subsidiaries (excluding the

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Spin-Off Subsidiary and its Subsidiaries and Ensyn Energy Corp.) effective as of the Closing.

          (g) FIRPTA Affidavit. The Company shall have provided to Parent a certificate stating that the Company is not a “United States Real Property Holding Corporation” as defined in Section 897 of the Code.

          (h) Dissenting Shares. Not more than 8% of the issued and outstanding Company Common Stock (excluding Excluded Shares other than those Excluded Shares consisting of shares of Company Common Stock acquired by Parent in the Canadian Transaction) shall constitute Dissenting Shares.

          (i) Amended Administration Services Agreement. The amendment to the Administration and Services Agreement in the form attached hereto as Exhibit K (the “Amended Administration Services Agreement”) shall have been executed and delivered by the parties thereto.

          (j) [Intentionally Omitted].

          (k) Escrow Agreements. The Escrow Agreements and the Securityholders’ Representative Fund Escrow Agreement shall have been executed and delivered by the other parties thereto.

          (l) Consents. Parent shall have obtained the consents and approvals set forth in Section 7.2(l) of the Parent Disclosure Letter.

          (m) Termination of Affiliated Agreements and Intercompany Loans. All outstanding loans or extensions of credit to officers or directors (or to any of their controlled Affiliates) of the Company or any of its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries), and any existing commitments to make any such loans or extensions of credit, shall have been terminated, and all amounts due or owed thereunder shall have been paid, forgiven or otherwise settled in full. All other agreements disclosed in Section 4.29 of the Company Disclosure Letter, as indicated in such Section, also shall have been terminated.

          (n) Performance Criteria. The Company shall have performed the Steady State Test and shall have obtained and provided to Parent the Expert’s Report, each as described and defined in Attachment 2 to the Company’s Disclosure Letter.

          (o) License Amendment. The Company and its Subsidiaries, as applicable, shall have executed and delivered the License Amendment in the form attached as Attachment 3 to the Company’s Disclosure Letter.

          (p) Liabilities Certificate. Parent shall have received a certificate of the Company signed by its chief financial officer in which the Company shall represent that, as of the Closing Date, there are no Liabilities of the Company or any of its Subsidiaries (excluding the Spin-Off Subsidiary and its Subsidiaries) other than:

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               (i) Liabilities fully and adequately reflected or reserved against on the Balance Sheet or described in the footnotes to the Audited 2003 Financials;

               (ii) Liabilities fully and adequately reflected or reserved against on the Balance Sheet included in the Unaudited 2004 Financials; and

               (iii) other Liabilities in an amount not exceeding $300,000 in the aggregate; provided that expenses incurred in the ordinary course of business consistent with past practices in connection with (A) the construction of the Commercial Demonstration Facility, (B) overhead costs such as utilities, office lease rental and office equipment, (C) employee salaries and bonuses and (D) costs associated with effectuating the transactions contemplated by this Agreement, shall not be considered Liabilities for this purpose.

     Section 7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in Article V that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub set forth in Article V that are not so qualified shall be true and correct in all material respects, in each case, as though made on and as of the Closing Date, except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date (the parties acknowledging that the phrase “as of the date of this Agreement” appearing in the lead-in sentence of Article V shall not be deemed to mean that the representations and warranties in Article V are being made as of a “specified date” within the meaning of this Section 7.3(a)).

          (b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) Parent Material Adverse Effect. Since the date of this Agreement, there shall have been no Parent Material Adverse Effect, whether or not the applicable event, change, occurrence, circumstance or development is covered by insurance.

          (d) Officer’s Certificate. The Company shall have received (i) a certificate of Parent signed by its chief executive officer or chief financial officer certifying as to the matters set forth in Sections 7.3(a) and 7.3(b) (a “Parent Closing Certificate”) and (ii) a certificate of Parent signed by its Secretary as to board resolutions, organizational documents and incumbency.

          (e) Escrow Agreements. The Escrow Agreements shall have been executed and delivered by Parent and the escrow agents party thereto.

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          (f) Tax Opinions. The Company shall have received an opinion from its U.S. counsel that the Merger will qualify as a reorganization under Section 368(a) of the Code and from its Canadian counsel that the Canadian Transaction will qualify for ITA Section 85(1) treatment.

     Section 7.4 Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use reasonable commercial efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; TAX CONTESTS

     Section 8.1 Survival of Representations, Warranties and Covenants. All covenants and agreements to be performed prior to the Closing, and all representations and warranties made by the Company, Parent or Merger Sub in this Agreement, the Company Closing Certificate, the Liabilities Certificate or the Parent Closing Certificate, shall survive the Closing and continue until the Indemnity Escrow Termination Date; provided, that if any bona fide claim for indemnification has been asserted in accordance with this Article VIII with respect to any such representation, warranty, covenant or agreement prior to the Indemnity Escrow Termination Date, such claim shall continue in effect until final resolution of such claim. All covenants and agreements to be performed after the Closing shall continue in accordance with their terms.

     Section 8.2 Indemnification.

          (a) By Securityholders. From and after the Closing, the Securityholders (in such capacity, each a “Company Indemnifying Party” and collectively, the “Company Indemnifying Parties”) shall severally (in proportion to their respective Pro Rata Portion), and not jointly, indemnify, save and hold harmless Parent, Merger Sub, the Surviving Corporation and their Affiliates and respective Representatives, and each of their successors and permitted assigns (each, a “Parent Indemnified Party” and collectively, the “Parent Indemnified Parties”) from and against any and all losses, liabilities, obligations, claims, damages, awards, judgments, costs and expenses (including reasonable legal fees and expenses and litigation costs, and reasonable costs of investigation) (provided, that such fees, expenses and costs will not include the compensation of any officers, directors or employees of Parent or Company or any overhead allocable to them that is incurred in investigating, defending, settling or resolving any indemnification claim for which losses are determined) (herein, “Damages”), to the extent incurred in connection with, arising out of, resulting from or incident to:

               (i) a breach of any representation or warranty made by the Company in this Agreement or in the Company Closing Certificate; provided,

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however, that Parent shall not be entitled to indemnification for any breach or inaccuracy of any of the representations and warranties set forth in Article IV if such breach or inaccuracy was disclosed in the Company Closing Certificate and related to any matter arising after the date of this Agreement and prior to the Closing Date;

               (ii) a breach of any covenant or agreement made, or to be performed, by the Company in this Agreement;

               (iii) a breach of the representation and warranty made by the Company in the Liability Certificate;

               (iv) any breach of any representation, warranty, covenant or agreement made by the parties to the Distribution Agreement therein (other than actions taken by the Surviving Corporation after the Closing);

               (v) any Pre-Closing Taxes of the Company and its Subsidiaries, to the extent not paid prior to the Closing;

               (vi) Taxes for periods prior to Closing of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member on or prior to the Closing Date by reason of liability under Treasury Regulation §1.1502-6, Treasury Regulation §1.1502-78 or comparable provision of foreign, state or local law, to the extent not paid prior to the Closing;

               (vii) Taxes arising out of any transactions contemplated by this Agreement, including as a result of or in connection with the Spin-Off Transaction (including any federal income Taxes and any withholding Taxes), to the extent not paid prior to the Closing;

               (viii) Taxes or other payments required to be paid after the date hereof by the Company or any of its Subsidiaries to any party under any Tax Sharing Agreement entered into on or before the date hereof (whether written or not) or by reason of being a successor-in-interest or transferee of another entity, to the extent not paid prior to the Closing;

               (ix) any costs associated with, or reasonable Expenses (including any reasonable costs or Expenses of any appraisal proceeding) incurred by a Parent Indemnified Party following the Closing in connection with (A) canceling or otherwise eliminating any EPIL Options outstanding following the Closing, (B) causing any EPIL common stock (other than any held by the Surviving Corporation or Parent or any of its Subsidiaries) to no longer be outstanding following the Closing or (C) otherwise causing EPIL to be wholly-owned (directly or indirectly) by Parent; provided, that there shall be excluded from any Damages payable under this Section 8.2(a)(ix) any amount payable by any Parent Indemnified Party to any current or former holder of an EPIL Option in exchange for such holder’s EPIL Options or the shares of EPIL common stock issuable upon exercise thereof (regardless of the form of such exchange) that is equal to (A) the Merger Consideration times (B) the applicable

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fraction (determined as provided below) of a share of EPIL common stock issued or issuable upon exercise of such holder’s EPIL Options (assuming each share of EPIL common stock held by such holder or issuable upon exercise of such holder’s EPIL Options is exchanged for 47.52 shares of Company Common Stock; such applicable fraction to be derived based on such assumptions);

               (x) a claim made by any Securityholder challenging, objecting to or otherwise relating to any of the actions permitted under the proviso to Section 6.1(b), including the Company’s determination of the number of shares of Company Common Stock that is issued to any current or former holder of an EPIL Option in exchange for such holder’s EPIL Options or the shares of EPIL common stock issuable upon exercise thereof;

               (xi) a claim made by a D&O Indemnified Party, pursuant to its rights under the organizational documents of any Parent Indemnified Party or under the D&O Insurance of any Parent Indemnified Party, in connection with a claim by any Person that such D&O Indemnified Party violated the provisions of DGCL Section 170; or

               (xii) any claim made with respect to the matter listed as Item 1 of Section 4.34 of the Company’s Disclosure Letter.

          (b) By Parent and Surviving Corporation. From and after the Closing, Parent and the Surviving Corporation (in such capacity, each a “Parent Indemnifying Party” and collectively, the “Parent Indemnifying Parties”) shall, jointly and severally, indemnify, save and hold harmless the Securityholders and each of their successors and permitted assigns (each, a “Company Indemnified Party” and collectively, the “Company Indemnified Parties”) from and against any and all Damages, to the extent incurred in connection with, arising out of, resulting from or incident to:

               (i) a breach of any representation or warranty made by Parent or Merger Sub in this Agreement or in the Parent Closing Certificate; provided, however, that the Company shall not be entitled to indemnification for any breach or inaccuracy of any of the representations and warranties set forth in Article V if such breach or inaccuracy was disclosed in the Parent Closing Certificate and related to any matter arising after the date of this Agreement and prior to the Closing Date; or

               (ii) a breach of any covenant or agreement made, or to be performed, by Parent or Merger Sub in this Agreement.

          (c) Limitations.

               (i) Notwithstanding anything to the contrary contained in this Article VIII, the maximum liability of any Securityholder under Section 8.2(a) shall be limited to, and paid solely from, such Securityholder’s Pro Rata Portion of the Indemnity Escrow Fund or Indemnity Warrant Escrowed Shares, as applicable, as the same may be reduced from time to time in accordance with this Agreement and the

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Escrow Agreements. For the avoidance of doubt, Securityholders that are a party to the Canadian Transaction shall have such additional contractual liability with respect to the Canadian Transaction as shall be provided in the Canadian Exchange Agreement, which liability shall not be secured by the Indemnity Escrow Fund or the Indemnity Warrant Escrowed Shares.

               (ii) The Company Indemnifying Parties shall have no obligation to indemnify the Parent Indemnified Parties for any Damages under Section 8.2(a)(i) unless and until the Company Indemnifying Parties’ aggregate indemnification obligations thereunder with respect to such Damages shall exceed $500,000 (the “Deductible Amount”), whereupon the Parent Indemnified Parties shall be entitled to receive indemnification for the amount of Damages in excess of the Deductible Amount; provided, however, that the foregoing Deductible Amount limitation shall not apply to any claim for indemnification to the extent incurred in connection with, arising out of or resulting from the Company’s breach of the representations or warranties set forth in Section 4.3 [Corporate Authorization], Section 4.7 [Subsidiaries] (second sentence and clause (ii) of first sentence only), Section 4.10 [Capitalization], Section 4.11 [Options], Section 4.24 [Intellectual Property] or Section 4.36 [Brokers and Finders] of this Agreement (or in the Company Closing Certificate to the extent relating to the Company’s representations and warranties in such Sections); provided further, that with respect to any such breach of the representations or warranties set forth in Section 4.24 [Intellectual Property], the Deductible Amount relating to such breach shall be $100,000 instead of $500,000, but the Deductible Amount with respect to all other applicable representations and warranties of the Company shall remain $500,000, irrespective of any claims relating to representations or warranties set forth in Section 4.24 [Intellectual Property].

               (iii) The Parent Indemnifying Parties shall have no obligation to indemnify the Company Indemnified Parties for any Damages under Section 8.2(b)(i) unless and until the Parent Indemnifying Parties’ aggregate indemnification obligations thereunder with respect to Damages shall exceed $500,000, whereupon the Company Indemnified Parties shall be entitled to receive indemnification for the amount of such Damages in excess of $500,000; provided, however, that the foregoing $500,000 limitation shall not apply to any claim for indemnification to the extent incurred in connection with, arising out of or resulting from Parent’s breach of the representations or warranties set forth in Section 5.3[Corporate Authorization] or Section 5.23 [Brokers and Finders] (or in the Parent Closing Certificate to the extent relating to the Parent’s representations and warranties in such Sections).

               (iv) Cap. No indemnification payment by Indemnifying Parties shall be payable to Indemnified Parties to the extent the aggregated claims hereunder for Damages of such Indemnified Parties exceeds (A) in the case of claims against the Parent Indemnifying Parties, an amount equal to $25,000,000, and (B) in the case of claims against the Company Indemnifying Parties, the amount of the Indemnity Escrow Fund plus the Indemnity Escrowed Warrant Shares (such shares, together with any stock dividends and stock distributions that have been paid thereon and deposited

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into the Warrant Escrow Fund, the “Indemnity Escrowed Warrant Portion”) up to an aggregate value of $25,000,000 in paid-out claims, with the value of any Indemnity Escrowed Shares and Indemnity Escrowed Warrant Shares paid to satisfy a claim to be determined in accordance with Section 8.3(b); provided, that if only 16.665% of the Indemnity Escrowed Shares and the Indemnity Escrowed Warrant Shares have been deposited into the Indemnity Escrow Fund and the Warrant Escrow Fund, respectively, as contemplated by this Agreement (under the definitions of “Indemnity Escrowed Shares” and “Indemnity Escrowed Warrant Shares”), the reference to “$25,000,000” in the foregoing clauses (A) and (B) shall be replaced with “$12,500,000.”

          (d) Interpretation. The term “Damages” as used in this Article VIII is not limited to matters asserted by third parties against an Indemnified Party, but includes Damages incurred or sustained by the Indemnified Party in the absence of third party claims. The term “Damages” as used in this Article VIII shall not include any consequential damages or punitive damages or awards (unless payable as a result of a Third Party Claim).

          (e) Damage Payments. Except as provided in Section 6.8 with respect to a Company Indemnifying Party’s right to indemnification for acts or omissions of an officer or director of the Company or its Subsidiaries, each of the Company Indemnifying Parties and the Securityholders’ Representative hereby agrees that if, following the Closing, any payment is made pursuant to this Article VIII by such Company Indemnifying Party in respect of any Damages (a “Damage Payment”), such Company Indemnifying Party shall have no rights against the Surviving Corporation, or any current or former director, officer or employee thereof (in their capacity as such), whether by reason of contribution, indemnification, subrogation or otherwise, in respect of any such Damage Payment, and shall not take any action against the Surviving Corporation or any such Person with respect thereto. Any rights with respect to Damage Payments which any of the Company Indemnifying Parties or the Securityholders’ Representative may, by operation of law or otherwise, have against the Surviving Corporation or any such Person shall, effective at the time of the Closing, be deemed to be hereby expressly and knowingly waived.

          (f) Adjustment to Purchase Price for Tax Purposes. It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the purchase price for all federal, state, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly.

     Section 8.3 Certain Matters Relating to the Indemnity Escrow.

          (a) Escrow Period. The period during which claims for indemnification from the Indemnity Escrow Fund and the Warrant Escrow Fund may be initiated (the “Escrow Period”) shall commence on the Closing Date and terminate on the Indemnity Escrow Termination Date. Upon expiration of (i) the Escrow Period, the Indemnity Escrow Fund shall terminate with respect to all Indemnity Escrowed Shares and other property in the Indemnity Escrow Fund at such time (including any shares of Parent Common Stock or other Parent equity securities (“New Shares”) issued or

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distributed by Parent (upon a stock split or otherwise) in respect of the Indemnity Escrowed Shares and constituting part of the Indemnity Escrow Fund) and (ii) the Indemnity Escrowed Warrant Portion of the Warrant Escrow Fund shall no longer be available for the satisfaction of any claims under this Article VIII; provided, however, that the number of Indemnity Escrowed Shares (and any related New Shares), the part of the Indemnity Escrowed Warrant Portion of the Warrant Escrow Fund, and any other property which, subject to the provisions of this Article VIII, the Indemnity Escrow Agreement (including any objection of the Securityholders’ Representative in accordance with the provisions of the Indemnity Escrow Agreement) and the Warrant Escrow Agreement, as applicable, are necessary (i) to satisfy any unsatisfied claims specified in any Parent Indemnification Certificate delivered to the Indemnity Escrow Agent prior to the expiration of the Escrow Period and (ii) as further provided in Section 7(b) of the Indemnity Escrow Agreement, to pay the estimate of the fees of the Securityholders’ Representative in fulfilling his Securityholders’ Representative Obligations in order to resolve such unsatisfied claims shall remain in the Indemnity Escrow Fund (with respect to the Indemnity Escrowed Shares), which fund shall remain in existence, and shall remain available (with respect to the Indemnity Escrowed Warrant Portion), until all such claims have been resolved. As such claims are resolved, (i) the Indemnity Escrow Agent shall deliver Indemnity Escrowed Shares (and any related New Shares) and other property remaining in the Indemnity Escrow Fund and not necessary to satisfy such resolved claims or any remaining unresolved claims pursuant to the terms of the Indemnity Escrow Agreement and (ii) any part of the Indemnity Escrowed Warrant Portion of the Warrant Escrow Fund that is not necessary to satisfy such resolved claims or any remaining unresolved claims pursuant to the terms of the Indemnity Escrow Agreement shall remain in the Warrant Escrow Fund for distribution to holders of Company Warrants following such holders’ exercise of their Company Warrants.

          (b) Valuation of Indemnity Escrowed Shares. For purposes of making a Damage Payment pursuant to this Article VIII, each Indemnity Escrowed Share held as part of the Indemnity Escrow Fund and each Indemnity Escrowed Warrant Share held as part of the Warrant Escrow Fund, in either case consisting of Parent Common Stock, shall be deemed to be valued at the Closing Price (as the same shall be adjusted as a result of a stock split, stock dividend, stock distribution, combination, reclassification, recapitalization or other similar change with respect to Parent Common Stock occurring after the Closing Date), notwithstanding the then current market price of the Parent Common Stock.

     Section 8.4 Procedure for Claims between Parties.

          (a) If a claim for Damages is to be made by a Parent Indemnified Party entitled to indemnification hereunder, Parent shall be the only party entitled to give notice to the Securityholders’ Representative and shall give such notice to the Securityholders’ Representative and the Indemnity Escrow Agent as soon as reasonably practicable after Parent becomes aware that a fact, condition or event has occurred or exists which may give rise to Damages for which indemnification by a Parent Indemnified Party may be sought under this Article VIII (a “Notice”). If a claim for

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Damages is to be made by a Company Indemnified Party entitled to indemnification hereunder, the Securityholders’ Representative shall be the only party entitled to give Notice to Parent, and shall give such Notice to Parent as soon as reasonably practicable after the Securityholders’ Representative becomes aware that a fact, condition or event has occurred or exists which may give rise to Damages for which indemnification by a Company Indemnified Party may be sought under this Article VIII. In each case, the Notice shall consist of a certificate signed by an officer of Parent (a “Parent Indemnification Certificate”) or a certificate by the Securityholders’ Representative (a “Securityholders’ Indemnification Certificate”), as applicable, that shall (i) describe in reasonable detail the facts and circumstances known to the Indemnified Party that gave rise to such indemnification claim and the amount arising therefrom and (ii) if the aggregate amount of Damages exceeds the applicable Deductible Amount (after taking into account any other indemnification claims made by the Parent Indemnified Parties or Company Indemnified Parties, as applicable, pursuant to this Article VIII), provide for a demand of payment of the amount. Any delay in submitting a Notice to the Securityholders’ Representative or Parent, as applicable, shall not relieve any Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party was prejudiced by such delay; provided that Parent and the Securityholders’ Representative shall only be entitled to submit a Notice during the Escrow Period.

          (b) If the Securityholders’ Representative does not object in writing within the 30 day period after delivery by Parent of the Notice, such failure to so object shall be an irrevocable acknowledgment by the Securityholders’ Representative on behalf of the Company Indemnifying Parties that the Parent Indemnified Parties identified in the Notice are entitled to the full amount of the claim for Damages set forth in such Notice. If Parent does not object in writing within the 30 day period after delivery by the Securityholders’ Representative of the Notice, such failure to so object shall be an irrevocable acknowledgment by Parent that the Company Indemnified Parties identified in the Notice are entitled to the full amount of the claim for Damages set forth in such Notice.

     Section 8.5 Defense of Third Party Claims.

          (a) If any lawsuit or enforcement action is filed against an Indemnified Party by any third party (other than a Contest, with respect to which the provisions of Section 8.8 shall apply) (each a “Third Party Claim”) for which indemnification under this Article VIII may be sought, written notice (“Third Party Notice”) thereof shall be given by Parent to the Securityholders’ Representative or by the Securityholders’ Representative to Parent, as applicable, as promptly as practicable, but in any event within 30 days of service. The Third Party Notice shall describe in reasonable detail the facts and circumstances known to the Indemnified Party that gave rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom. The delay of any Indemnified Party in giving a Third Party Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was prejudiced by such delay.

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          (b) After receipt of such Third Party Notice, the Indemnifying Party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided, that such attorneys are reasonably acceptable to the Indemnified Party) to diligently handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there are one or more legal defenses available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or there is otherwise a conflict of interest that exists or is reasonably likely to exist that would make it inappropriate, in the reasonable judgment of the Indemnified Party, for the same counsel to represent both the Indemnified Party and the Indemnifying Parties, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ cost and expense, to separate counsel of its own choosing (provided, that such cost and expense shall be limited to one firm of attorneys, together with appropriate local counsel, for any such Third Party Claim) and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, unless the Indemnified Party and its Affiliates are released in full in connection with the settlement, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or relief for other than money damages portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom and may, at its own expense, retain separate counsel of its choosing. The parties shall cooperate with each other in any notifications to insurers.

          (c) If the Indemnifying Party fails to notify the Indemnified Party within 30 days after receipt of the Third Party Notice that the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 8.5, or if the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 8.5 but fails to diligently prosecute or settle the Third Party Claim, which failure continues for ten days after notice to the Indemnifying Party from the Indemnified Party of such failure, then the Indemnified Party against which such claim has been asserted will have the right to undertake, and the cost and expense thereof will constitute Damages, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties. The Indemnified Party shall have full control of such defense and proceedings; provided, however, that such claim shall not be compromised

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or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party assumes the defense of the claim, the Indemnifying Party shall cooperate in all reasonable respects with the Indemnified Party in such defense and make available to the Indemnified Party at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party, and the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

          (d) Subject to Section 8.2(c), in the event the Securityholders’ Representative has consented to any settlement pursuant to this Section 8.5, the Securityholders’ Representative shall promptly deliver a notice to the Indemnity Escrow Agent (with a copy to Parent) specifying the monetary amount of such settlement and instructing the Indemnity Escrow Agent to deliver cash and/or Indemnity Escrowed Shares out of the Indemnity Escrow Fund valued at such monetary amount (together with any related New Shares) to the applicable Parent Indemnified Party; provided, that if the Securityholders’ Representative shall fail to deliver such notice to the Indemnity Escrow Agent, Parent shall be authorized to deliver the notice to the Indemnity Escrow Agent (with a copy to the Securityholders’ Representative) instructing the Indemnity Escrow Agent to deliver cash and/or Indemnity Escrowed Shares out of the Indemnity Escrow Fund valued (as provided in Section 8.3(b)) at the monetary amount of such settlement (together with any related New Shares) to the applicable Parent Indemnified Party.

          (e) Notwithstanding anything to the contrary contained in this Section 8.5, (x) if at the time of or subsequent to the receipt of a Third Party Claim the Indemnity Escrow Fund is not sufficient to cover the full amount of the Damages relating to such Third Party Claim that may be payable to the Parent Indemnified Parties under this Article VIII (assuming the full amount of such Damages becomes payable to the Parent Indemnified Parties) (the “Full Damages Amount”) and either (i) the Full Damages Amount exceeds the then remaining value of the Indemnity Escrow Fund (excluding any portion thereof subject to a pending claim) by $3,500,000 or (ii) the remaining value of the Indemnity Escrow Fund (determined valuing Indemnity Escrowed Shares at the Closing Price and excluding any portion thereof already subject to a pending claim) is less than 50% of the Full Damages Amount, (y) if the Third Party Claim relates to Intellectual Property or (z) if no Damages are specified in the Third Party Claim and at the time of or subsequent to the receipt of the Third Party Claim the remaining value of the Indemnity Escrow Fund (determined valuing Indemnity Escrowed Shares at the Closing Price and excluding any portion thereof already subject to a pending claim) is less than $500,000, then the Securityholders’ Representative shall no longer have the right to control or participate in the defense or investigation of such Third Party Claim (which right shall vest with the Parent), or to compromise or settle such Third Party Claim or to consent to any such compromise or settlement; provided, that the last two sentences of Section 8.5(c) shall become applicable with respect to any such Third Party Claim.

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     Section 8.6 Resolution of Conflicts and Claims.

          (a) If an Indemnifying Party objects in writing to any claim (or part of any claim) for indemnification made by an Indemnified Party (an “Objection Notice”), the Indemnified Party and Indemnifying Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnified Party and Indemnifying Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, if such agreement involves a payment to a Parent Indemnified Party, shall be furnished to the Indemnity Escrow Agent and the Warrant Escrow Agent. The Indemnity Escrow Agent and the Warrant Escrow Agent shall each be entitled to rely on any such memorandum and distribute Indemnity Escrowed Shares, Indemnity Escrowed Warrant Shares and other property from the Indemnity Escrow Fund and Warrant Escrow Fund in accordance with the terms of the Escrow Agreements.

          (b) If no such agreement can be reached after good faith negotiations and prior to 30 days after delivery of an Objection Notice, either Parent or the Securityholders’ Representative may demand arbitration of the matter unless the amount of the Damages that is at issue is the subject of a pending litigation involving a Third Party Claim, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by a panel of three arbitrators. Within ten business days of written notice by the party seeking arbitration under this Agreement (such notice, an “Arbitration Request”), the party requesting arbitration shall appoint one person as an arbitrator and, within ten days thereafter, the other party shall appoint the second arbitrator. At the time of appointment, the appointing party shall designate whether its arbitrator will be treated as a neutral and independent arbitrator or as a partisan arbitrator to become effective upon the appointment of the third impartial and neutral arbitrator. Within ten days after the Arbitration Request, the two arbitrators so selected shall select a third arbitrator. Unless the parties agree otherwise, such third impartial and neutral arbitrator shall be a licensed attorney with ten or more years experience negotiating and drafting commercial contracts similar to this Agreement or a senior executive or retired senior executive with ten or more years of experience with companies having business similar to the Retained Business or of the Spin-Off Subsidiary. If the Securityholders’ Representative fails to select an arbitrator during such ten day period, then the parties agree that Parent may select, in its sole discretion, such arbitrator. If Parent fails to select an arbitrator during such ten day period, then the parties agree that the Securityholders’ Representative may select, in its sole discretion, such arbitrator.

          (c) Any such arbitration shall be held in the State of New York under the commercial arbitration rules then in effect of the American Arbitration Association, subject to the discretion of the arbitrators to permit discovery or portions of the arbitration hearing to be conducted in other jurisdictions to minimize the inconvenience or costs to either of the parties. If the American Arbitration Association or its successor ceases to provide arbitration services, then the term “American Arbitration Association” as used in this Agreement will thereafter mean and refer to

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J.A.M.S./ENDISPUTE. Each of the parties to the arbitration shall bear its own expenses, except that all expenses relating to the fees of the arbitrators and the administrative fee of the American Arbitration Association shall be shared equally between the parties. If the parties are not able to agree upon the rate of compensation of the impartial and neutral arbitrator, the American Arbitration Association shall determine such rate based upon the normal and customary hourly or daily consulting rate of such impartial and neutral arbitrator. The arbitrators shall be instructed to conduct the arbitration in a manner as expeditious as reasonably possible, consistent with the parties’ intention to have a full and fair hearing on the merits of the disputed matter. Unless otherwise agreed by the parties, the parties shall make their initial and any supplemental claims to the arbitration panel within 20 days after the Arbitration Request. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the majority of the three arbitrators to discover relevant information from the opposing parties about the subject matter of the dispute. The majority of the three arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the majority of the three arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. Each party shall supply to the other party copies of any and all materials that are supplied to the arbitrators concurrently with delivery of such materials to the arbitrators. At least five days prior to the commencement of any hearing on the merits before the arbitration panel, each party shall deliver to the arbitrators and to the other party a list of all witnesses whose testimony such party tends to introduce in connection with all such hearings as well as copies of all documents not previously delivered which such party intends to introduce into evidence or to rely upon in connection with such hearings. The decision of a majority of the three arbitrators as to the validity and amount of any claim shall be final, binding, and conclusive upon the parties to this Agreement. Such conclusions shall be set forth in a written award, judgment, decree or order awarded by the arbitrators, and the Escrow Agent shall be entitled to rely on, and make distributions from the Indemnification Escrow Fund in accordance with, the terms of such award, judgment, decree or order as applicable. Within 30 days of a decision of the arbitrators requiring payment by one party to another, such party shall make the payment to such other party or, in the case of a payment to a Parent Indemnified Party, cause the Escrow Agent to make the payment to such Indemnified Party.

          (d) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. The foregoing arbitration provision shall apply to any dispute between Indemnifying Parties and Indemnified Parties under this Article VIII hereof, whether relating to claims upon the Indemnity Escrow Fund or to the other indemnification obligations set forth in this Article VIII, and shall be the sole and exclusive remedy for any such dispute. The arbitrators chosen in accordance with these provisions shall not have the power to alter, amend or otherwise affect the terms of the arbitration provisions or other provisions in this Agreement.

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     Section 8.7 Securityholders’ Representative.

          (a) At the Closing, Raymond T. Pirraglia shall be constituted and appointed, without any further act of any Securityholder, the Company Indemnifying Parties’ and the Company Indemnified Parties’ representative (the “Securityholders’ Representative”) and, as such, shall serve as and have all powers as agent and attorney-in-fact for and on behalf of each Company Indemnifying Party or Company Indemnified Party, as the case may be: (i) to give and receive notices and communications on their behalf with respect to any matters related to this Agreement, the Escrow Agreements or the Securityholders’ Representative Fund Escrow Agreement; (ii) to enter into and perform under the Escrow Agreements and the Securityholders’ Representative Fund Escrow Agreement; (iii) to authorize delivery of Indemnity Escrowed Shares or other property from the Indemnity Escrow Fund to a Parent Indemnified Party; (vi) to object to such deliveries and any claims set forth in any Parent Indemnification Certificate; (v) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any claim for indemnification pursuant to this Article VIII; (vi) to litigate, mediate, arbitrate, defend, enforce or take any other actions and execute the Escrow Agreements and any other documents that the Securityholders’ Representative deems advisable in connection with enforcing any rights or obligations or defending any claim or action under this Agreement on behalf of the Company Indemnifying Parties and the Company Indemnified Parties; (vii) to sign receipts, consents or other documents in connection with the Securityholders’ Representative’s duties hereunder; and (viii) to take any and all actions necessary or appropriate in the judgment of the Securityholders’ Representative for the accomplishment of the foregoing, in each case, without having to seek or obtain the consent of any Securityholder. Notice or communications to or from the Securityholders’ Representative shall constitute notice to or from the Company Indemnifying Parties and the Company Indemnified Parties. All actions to be taken by a Company Indemnified Party or Company Indemnifying Party, as the case may be, shall be taken solely by the Securityholders’ Representative.

          (b) Without limiting the generality of the foregoing Section 8.7(a), the Securityholders’ Representative shall not incur any liability with respect to any action taken or suffered by him in reliance upon any direction, instruction, consent, statement or other document believed by him to be genuinely and duly authorized, nor for any action or inaction in reliance in good faith upon advice of legal counsel. The Securityholders’ Representative shall have rights to indemnification, contribution and reimbursement, as set forth in the Securityholders’ Representative Fund Escrow Agreement, from each Securityholder. If the Securityholders’ Representative shall die, become disabled, resign or otherwise be unable to fulfill his responsibilities hereunder, Securityholders, acting by consent of Securityholders having an interest in the Indemnity Escrow Fund equal to a majority of the Indemnity Escrowed Shares then held in the Indemnity Escrow Fund (a “Majority”) shall, as soon as practicable after such death, resignation or disability, appoint a successor to the Stockholders’ Representative and immediately thereafter notify Parent of the identity of such successor. If a Majority chooses to remove the Securityholders’ Representative for any reason, such Majority

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shall simultaneously appoint a successor to the Securityholders’ Representative and immediately thereafter notify Parent of the identity of such successor. Any such successor pursuant to either of the preceding two sentences shall succeed the Securityholders’ Representative as Securityholders’ Representative hereunder.

          (c) A decision, act, consent or instruction of the Securityholders’ Representative shall constitute a decision of the Company Indemnifying Parties or the Company Indemnified Parties, as the case may be, and shall be final, binding and conclusive upon the Company Indemnifying Parties or the Company Indemnified Parties, as the case may be. The Indemnity Escrow Agent and any Parent Indemnified Party may rely upon any decision, act, consent or instruction of the Securityholders’ Representative as being the decision, act, consent or instruction of the Company Indemnifying Parties or the Company Indemnified Parties, as the case may be. Although the Securityholders’ Representative shall not be obligated to obtain instructions from the Company Indemnifying Parties or the Company Indemnified Parties, as the case may be, prior to any decision, act, consent or instruction, if, and to the extent that, the Securityholders’ Representative receives any written instructions from a Majority, the Securityholders’ Representative shall comply with such instructions.

          (d) The Securityholders’ Representative shall not be liable to the Securityholders for any act taken or omitted to be taken as Securityholders’ Representative or for the selection of investments of the escrowed cash in the Indemnity Escrow Fund and the Securityholders’ Representative Fund and any interest or income earned thereon or for investment losses incurred thereon, except for the commission of actual fraud or willful misconduct. Each Securityholder shall severally indemnify the Securityholders’ Representative and hold the Securityholders’ Representative harmless against any damages or expenses incurred without bad faith on the part of the Securityholders’ Representative and arising out of or in connection with the acceptance or administration of the Securityholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Securityholders’ Representative.

          (e) The power of attorney granted by the Company Indemnifying Parties and the Company Indemnified Parties to the Securityholders’ Representative pursuant to this Section 8.7 is coupled with an interest and is irrevocable and shall not terminate or otherwise be affected by the death, disability, incompetence, bankruptcy or insolvency of any Company Indemnifying Party or Company Indemnified Party.

          (f) The provisions of this Section 8.7 (or a reasonably detailed summary thereof) shall be distributed to the Securityholders prior to the Company Stockholders Meeting, and approval of the Merger and adoption of this Agreement by the Securityholders shall constitute ratification of the appointment of the Securityholders’ Representative and approval of the provisions of this Section 8.7.

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     Section 8.8 Certain Tax Indemnification Matters; Contests.

          (a) Preparation of Tax Returns and Payment of Taxes.

               (i) Parent shall prepare (or cause to be prepared at Parent’s expense) and timely file all Tax Returns of the Company and its Subsidiaries required to be filed with any Governmental Entity after the Closing Date, and shall pay (or cause to be paid) any Taxes due in respect of such Tax Returns. With respect to any Tax Returns filed with respect to any taxable periods (or portions thereof) ending on or before the Closing Date (“Pre-Closing Taxable Periods”), the Company Indemnifying Parties shall be responsible for the Taxes of the Company and its Subsidiaries for all Pre-Closing Taxable Periods (“Pre-Closing Taxes”). Parent shall notify the Securityholders’ Representative and the Escrow Agent pursuant to the provisions of Section 8.4(a) with respect to any amounts for Taxes due from the Company Indemnifying Parties in respect of any such Tax Return, and the provisions of Section 8.4 shall apply with respect thereto.

               (ii) In the case of Tax Returns that are filed after the Closing Date with respect to taxable periods that end on or prior to the Closing Date, Parent shall prepare such Tax Returns in a manner consistent with past practice, except as otherwise required by Law. The Company Indemnifying Parties shall be responsible for all Pre-Closing Taxes with respect to any such Tax Returns. Parent shall deliver any such Tax Returns to the Securityholders’ Representative for review at least 30 days prior to the date such Tax Returns are required to be filed. If the Securityholders’ Representative disputes any item on any such Tax Return, the Securityholders’ Representative shall notify Parent of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed.

               (iii) In the case of Tax Returns that are filed with respect to any taxable period that begins before and ends after the Closing Date (a “Straddle Period”), Parent shall prepare such Tax Returns (“Straddle Returns”) in a manner consistent with past practice, except as otherwise required by Law. The Company Indemnifying Parties shall be responsible for all Pre-Closing Taxes with respect to any Straddle Period (whether or not shown on any Straddle Return). Parent shall notify the Securityholders’ Representative and the Escrow Agent pursuant to the provisions of Section 8.4(a) with respect to any amounts due from the Company Indemnifying Parties in respect of any Pre-Closing Taxes with respect to any Straddle Period, and the provisions of Section 8.4 shall apply with respect thereto.

               (iv) From and after the Closing Date, the Parent Indemnifying Parties shall indemnify the Company Indemnifying Parties against, and hold them harmless from, any and all Damages arising out of any Taxes of the Post-Spin-Off Company Group for that portion of Taxes attributable to a Straddle Period that does not constitute Pre-Closing Taxes, other than amounts for which a Parent Indemnifying Party is indemnified by the Company Indemnifying Parties under Section 8.2(a).

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               (v) For purposes of this Agreement, in the case of any Taxes of the Company or any of its Subsidiaries that are payable with respect to any Straddle Period, the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company or its Subsidiaries or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 8.8 shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Company and its Subsidiaries. The parties hereto will, to the extent permitted by applicable law, elect with the relevant Governmental Entity to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

          (b) Control of Contests.

               (i) In the case of a Contest arising after the Closing Date but during the Escrow Period that relates solely to Taxes for which the Parent Indemnified Parties are indemnified under Section 8.2(a), Parent shall notify the Securityholders’ Representative thereof, who shall be entitled to control the conduct of such Contest, but the Parent Indemnified Parties shall have the right to participate in such Contest at their own expense, and the Securityholders’ Representative shall not be able to settle, compromise and/or concede any portion of such Contest that is reasonably likely to affect the Tax liability of any of the Surviving Corporation and its Subsidiaries for any taxable year (or portion thereof) beginning after the Closing Date without the reasonable consent of the Parent, which consent shall not be unreasonably withheld or delayed; provided, that, if the Securityholders’ Representative fails to assume control of the conduct of any such Contest within a reasonable period of time following the receipt by the Securityholders’ Representative of notice of such Contest, or if at the time the Escrow

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Fund is not sufficient to cover the full amount of the Damages relating to such Contest (assuming the full amount thereof becomes payable to the Parent Indemnified Parties), then the Parent Indemnified Parties shall have the right to assume control of such Contest and shall be able to settle, compromise and/or concede such Contest in their sole discretion.

               (ii) In the case of a Contest arising after the Closing Date but during the Escrow Period that relates both to Taxes for which the Parent Indemnified Parties are indemnified under Section 8.2(a) and Taxes for which the Parent Indemnified Parties are not indemnified under Section 8.2(a), Parent shall notify the Securityholders’ Representative thereof, and the Parent Indemnified Parties shall be entitled to control the conduct of such Contest, but the Securityholders’ Representative shall have the right to participate in such Contest at its own expense, and the Parent Indemnified Parties shall not settle, compromise and/or concede such Contest without the consent of the Securityholders’ Representative, which consent shall not be unreasonably withheld or delayed; provided, that if at the time the Indemnity Escrow Fund is not sufficient to cover the full amount of the Damages relating to such Contest that may be payable to the Parent Indemnified Parties under this Article VIII (assuming the full amount of such Damages becomes payable to the Parent Indemnified Parties) (the “Full Contest Amount”) and either (i) the Full Contest Amount exceeds the then remaining value of the Indemnity Escrow Fund (excluding any portion thereof subject to a pending claim) by $3,500,000 or (ii) the remaining value of the Indemnity Escrow Fund (determined valuing Indemnity Escrowed Shares at the Closing Price and excluding any portion thereof already subject to a pending claim) is less than 50% of the Full Contest Amount, the Securityholders’ Representative shall no longer have the right to participate in such Contest and the Parent Indemnified Parties shall no longer be required to obtain the consent of the Securityholders’ Representative with respect to the settlement, compromise and/or concession of such Contest; provided that (a) such Contest is conducted in good faith and with due regard for the Securityholders’ interests and (b) the Securityholders’ Representative is kept reasonably informed of the progress of such Contest.

               (iii) After the Closing Date, except as provided in Section 8.8(b)(i) or Section 8.8(b)(ii), the Parent Indemnified Parties shall control the conduct, through counsel of their own choosing, of any Contest involving any asserted Tax liability or refund with respect to any of the Surviving Corporation and its Subsidiaries.

     Section 8.9 Limitation on Liability. In determining the amount of Taxes for any Pre-Closing Tax Period for which the Company Indemnifying Parties are required to indemnify the Parent Indemnified Parties pursuant to this Agreement, any net operating losses of the Company and its Subsidiaries at the time of Closing will be deemed to be available, even if those net operating losses have been utilized by the Parent Indemnified Parties in a taxable period ending before the Closing, but taking into account any limitations to which the utilization of such losses were subject immediately prior to the Closing.

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     Section 8.10 Sole Remedy. From and after the Closing, the rights to indemnification provided for in this Article VIII shall be the exclusive remedy for money damages available to the parties with respect to the subject matter of this Agreement, except for claims of, or causes of action arising from, fraud or fraud-based claims.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

     Section 9.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by mutual written consent of Parent and the Company, notwithstanding any approval of this Agreement by the stockholders of either the Company or Parent.

     Section 9.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Closing:

          (a) if the Merger has not been consummated by May 15, 2005, plus the number of days, if any, but in any event not exceeding 60 days in the aggregate, that the consummation of the Merger has been delayed due to (i) a suit, action, Order or proceeding brought by a Governmental Entity seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated by this Agreement, (ii) a delay in obtaining the Permit following the filing of the application therefor or (iii) a delay in the SEC declaring the Registration Statement effective (if the same shall be required to be filed) following the filing thereof (the “Outside Date”);

          (b) if any Laws shall permanently prohibit consummation of the Merger;

          (c) if any Governmental Entity issues an Order or takes any other action, including withholding or denying consent, which Order or other action the parties shall have used their reasonable commercial efforts to resist, resolve or lift, as applicable, permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.2(c) shall not be available to any party whose material failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in such Order being issued, or such other action taken, by such Governmental Entity;

          (d) if this Agreement is not adopted by the Requisite Company Vote at a duly held Company Stockholders Meeting or adjournment thereof; or

          (e) if the Additional Shares Issuance Condition occurs and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (including in connection with the Canadian Transaction) is not approved

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by the Requisite Parent Vote at a duly held Parent Stockholders Meeting or any adjournment thereof.

     Section 9.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Closing:

          (a) if the board of directors of the Company fails to make, withdraws, or modifies or amends in any manner adverse to Parent, the Company Board Recommendation;

          (b) if (i) the board of directors of the Company approves, endorses or recommends a Superior Proposal, (ii) the Company enters into an agreement in principle, arrangement or understanding or a Company Contract relating to a Superior Proposal, (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days following such commencement, or (iv) the Company or its board of directors publicly announces its intention to do any of the foregoing;

          (c) if the board of directors of the Company exempts any Person other than the Parent or any of its Affiliates from the provisions of Section 203 of the DGCL;

          (d) if the Company shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.2(a), 7.2(b) or 7.2(c) and (ii) cannot reasonably be, or has not been, cured by the Company within 30 calendar days after the Company’s receipt of written notice of such breach from Parent;

          (e) if the Additional Shares Issuance Condition occurs and Parent provides the notice to terminate this Agreement as permitted under Section 3.2(b); provided that if Parent makes a Stockholder Meeting Election, this Section 9.3(e) shall be of no further force and effect; or

          (f) if the Audited 2004 Financials differ from the Unaudited 2004 Financials in any material respect that is adverse to Parent as the buyer of the Company, and Parent so notifies the Company not later than five Business Days after the Audited 2004 Financials have been delivered to Parent in accordance with Section 4.14(b).

     Section 9.4 Termination by the Company. This Agreement may be terminated by the Company:

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          (a) if, prior to obtaining the Requisite Company Vote, the board of directors of the Company, acting by a majority of the board, shall approve, and the Company shall concurrently with such termination enter into, a definitive agreement, arrangement or understanding providing for the implementation of a Superior Proposal, so long as:

               (i) the Company is not then and has not been in breach of any of its obligations under Section 6.5;

               (ii) the board of directors of the Company shall have authorized the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement, that is conditioned upon the termination of this Agreement in accordance with its terms, concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing either that it has entered into or that it intends to enter into such an agreement, attaching the most current version of such agreement (including any amendments, supplements or modifications to such notice;

               (iii) during the three day period following Parent’s receipt of such notice, (A) the Company shall have offered to negotiate with (and, if accepted, negotiate with), and shall have caused its respective financial and legal advisors to have offered to negotiate with (and, if accepted, negotiate with), Parent to attempt to adjust the terms and conditions of this Agreement such that the Company can proceed with the Merger and (B) the board of directors of the Company shall have concluded, after considering the results of such negotiations and the revised proposals made by Parent, if any, that any Superior Proposal giving rise to such notice continues to be a Superior Proposal;

               (iv) such termination occurs within two Business Days following the three day period referred to in Section 9.4(a)(iii); and

               (v) simultaneously with such termination, the Company makes the payment required by Section 9.7(b) together with a written acknowledgment from each party to the Superior Proposal that it is aware of the amounts due Parent under Section 9.7 and that such party waives any right it may have to contest any such amounts payable under Section 9.7;

     (b) if Parent shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.3(a), 7.3(b) or 7.3(c) and (ii) cannot reasonably be, or has not been, cured by Parent within 30 calendar days after Parent’s receipt of written notice of such breach from the Company; or

          (c) if the Closing Price is less than or equal to $1.00 (such amount to be equitably adjusted to eliminate the effects of any stock dividend or distribution, stock split, reclassification, recapitalization, combination or other change with respect to Parent Common Stock); provided, that the termination right granted under

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this Section 9.4(c) must be exercised by the Company not later than noon (Eastern time) on the second Business Day following the Condition Determination Date.

     Section 9.5 Rescission of Canadian Transaction. If either (a) this Agreement is terminated in accordance with this Article IX or (b) the Merger is not consummated within one Business Day following the effective date of the Canadian Transaction, the Canadian Transaction shall become null and void and any actions previously taken in connection therewith shall promptly be unwound, including without limitation Parent’s return of any shares of Company Common Stock surrendered to it by the Canadian holders who participated in such Canadian Transaction and the return by such Canadian holders of any shares of Parent Common Stock or cash constituting Merger Consideration that they may have received.

     Section 9.6 Effect of Termination.

          (a) If this Agreement is terminated pursuant to this Article IX, it shall become void and of no further force and effect, except that the provisions of Section 6.4(c), Section 6.12, Section 6.14, Section 9.6, Section 9.7 and Section 9.8 and Article X shall survive any termination of this Agreement, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the willful breach by any party of its representations, warranties, covenants or agreements contained in this Agreement, then such party shall be fully liable for the actual damages incurred or suffered by the other parties as a result of such willful breach. For the avoidance of doubt, nothing in Section 9.8 shall operate to limit the actual damages that the Company would otherwise be entitled to pursuant to this Section 9.6.

          (b) For the avoidance of doubt, the Company expressly acknowledges that the exclusive rights, granted by the Company to Parent’s subsidiary, Ivanhoe Energy (USA) Inc. (“Ivanhoe Energy”), under the Stock Purchase and Shareholders Agreement, dated as of January 15, 2004, among the Company, EPIL and Ivanhoe Energy (the “Purchase Agreement”), to be issued site licenses to use the process employing the RTP™ technology of the Company to upgrade bitumen and heavy oil in the territories specified in the Purchase Agreement during the exclusivity period specified in the Purchase Agreement, as such period was extended pursuant to the letter agreement dated June 17, 2004, shall continue in accordance with the terms of the Purchase Agreement, as so amended, notwithstanding any termination of this Agreement.

     Section 9.7 Expenses Following Termination; Termination Fee.

          (a) Except as set forth in this Section 9.7 and in Section 9.8, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 6.14.

          (b) The Company shall pay, or cause to be paid, to Parent, by wire transfer of immediately available funds, the Termination Fee:

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               (i) if this Agreement is terminated by the Company pursuant to Section 9.4(a), in which case payment shall be made concurrently with, and as a condition to, such termination;

               (ii) if this Agreement is terminated by Parent pursuant to Section 9.3(a), 9.3(b) or 9.3(c), in which case payment shall be made promptly, but in no event later than two Business Days, following any such termination; or

               (iii) if (A) a Takeover Proposal shall have been made or proposed to the Company or its stockholders or otherwise publicly announced (whether or not conditional and whether or not withdrawn), (B) this Agreement is terminated by either Parent or the Company pursuant to Section 9.2(a), Section 9.2(d) or Section 9.3(d) and (C) within nine months following the date of such termination, the Company or any of its Subsidiaries enters into an agreement, arrangement or understanding providing for the implementation of any Takeover Proposal or shall consummate any Takeover Proposal, regardless of whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A) (provided that for purposes of this clause (C) only, references in the definition of the term “Takeover Proposal” to the phrase “10% or more” shall be deemed to be replaced by the phrase “more than 50%”), in which case payment shall be made promptly, but in no event later than two Business Days, following the earlier of the entering into any such agreement, arrangement or understanding providing for the implementation of any Takeover Proposal or the consummation of any such Takeover Proposal.

          (c) Parent shall pay, or cause to be paid, to the Company, by wire transfer of immediately available funds, the Termination Fee:

               (i) if this Agreement is terminated by Parent pursuant to Section 9.3(e), in which case payment shall be made concurrently with such termination; or

               (ii) if this Agreement is terminated by either Parent or the Company pursuant to Section 9.2(e), in which case payment shall be made promptly, but in no event later than two Business Days, following any such termination.

          (d) Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 9.7 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, it would not have entered into this Agreement.

     Section 9.8 Reimbursement of Certain Expenses. If this Agreement is terminated by any party pursuant to Section 9.2(a), (b), (c) or (e), by Parent pursuant to Section 9.3(e), or by the Company pursuant to Section 9.4(b) or (c), Parent shall reimburse the Company for its reasonable, documented, out-of-pocket Expenses incurred in connection with this Agreement; provided, that such reimbursement obligation shall not exceed $1,000,000.

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     Section 9.9 Amendment. This Agreement may be amended by the parties to this Agreement by action taken or authorized by their respective boards of directors at any time prior to the Closing, so long as no amendment that requires stockholder approval under applicable Laws shall be made without the requisite approval of those stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to this Agreement.

     Section 9.10 Extension; Waiver. At any time prior to the Closing, Parent, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     Section 9.11 Procedure for Termination, Amendment, Extension or Waiver. In order to be effective, any termination or amendment of this Agreement or any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall be in writing and require the prior approval of that action by the board of directors, or a duly authorized designee of the board of directors, of the party or parties seeking to take such action.

ARTICLE X

MISCELLANEOUS

     Section 10.1 Certain Definitions. For purposes of this Agreement:

          (a) “Additional Shares Issuance Condition” means that the issuance of the shares of Parent Common Stock pursuant to the transactions contemplated by this Agreement (including pursuant to the Merger, the Canadian Transaction, upon the exercise, termination or exchange of Company Options, EPIL Options and Company Warrants, and in connection with any financing by Parent in connection with the transactions contemplated by this Agreement) would require Parent to obtain the Requisite Parent Vote under the rules of either the Toronto Stock Exchange or the Nasdaq Marketplace Rules. For the avoidance of doubt, it is understood and agreed that issuances of Parent Common Stock by Parent to meet its capital raising requirements may cause the Additional Shares Issuance Condition to occur, notwithstanding the fact that the Additional Shares Issuance Condition may not have occurred in the absence of such capital raising.

          (b) “Advance Agreement” means the Amended and Restated Advance Agreement, dated October 27, 2004, by and between EPIL, the Company,

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Ivanhoe Energy (USA) Inc. and Parent, as the same may be amended, modified or supplemented from time to time in accordance with its terms.

          (c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

     (d) “Business Day” means any day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

          (e) “Change of Control” means (i) any merger or consolidation of Parent with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of Parent on a consolidated basis, in one transaction or a series of related transactions, if, in each such case immediately after giving effect to either such transaction, any “Person” or “Group” (other than Robert Friedland and his Affiliates) is or becomes the “beneficial owner” directly or indirectly of more than 50% of the total voting power, in the aggregate, normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity; or (ii) when any “person” or “group” (other than Robert Friedland and his Affiliates) is or becomes the “beneficial owner” directly or indirectly of more than 50% of the total voting power, in the aggregate, normally entitled to vote in the election of directors of Parent. For purposes of this definition of “Change of Control” (i) the terms “person” and “group” shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act, as in effect on the date hereof, whether or not applicable, and (ii) “beneficial owner” shall have the meaning used in the Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date hereof, whether or not applicable, except that a “person” shall be deemed to have a “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

          (f) “Closing Date Portion” means, with respect to any Securityholder, the Merger Consideration payable to such Securityholder as of the Effective Time, but excluding any portion thereof constituting such Securityholder’s portion of the Indemnity Escrowed Shares.

          (g) “Closing Date Shares” means, with respect to any Securityholder, the Closing Date Portion payable to such Securityholder consisting of Parent Common Stock.

          (h) “Code” means the Internal Revenue Code of 1986, as amended (including any successor code), and the rules and regulations promulgated thereunder.

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          (i) “Company Contracts” means any Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound (including any Contracts consisting of license agreements or any Contracts affecting or relating to Intellectual Property).

          (j) “Company Material Adverse Effect” means any event, change, occurrence, circumstance or development which, individually or together with any one or more other events, changes, occurrences, circumstances or developments has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, that any effect, condition, change or development involving, arising out of or relating to any of the following will be excluded for this purpose: (i) the existence or terms of this Agreement, the transactions contemplated hereby or the announcement thereof; (ii) changes or conditions affecting generally the industries to which the Company operates, to the extent the Company is not disproportionately affected; (iii) changes in economic, regulatory or political conditions generally; and (iv) changes in any Laws or Orders that apply generally to similarly situated Persons, to the extent the Company is not disproportionately affected. The phrase “Company and its Subsidiaries” as used in this definition shall refer to the Company and its Subsidiaries after giving effect to the Spin-Off Transaction.

          (k) “Contracts” means (i) any contracts, license agreements, commitments, memoranda of understanding, letters of intent, heads of agreement, understandings and other agreements (whether written or oral) and (ii) any notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

          (l) “Copyrights” means United States and non-U.S. copyrights and mask works (as defined in 17 U.S.C. §901), and integrated circuit topographies, whether registered or unregistered, and pending applications to register the same.

          (m) “Distribution Agreement” means the Distribution Agreement between the Company, ERI Holdings and the Spin-Off Subsidiary, in the form of Exhibit N hereto, with such changes and additions thereto and to the disclosure letter referred to therein as shall be agreed to by Parent and the Company (each acting reasonably) after the date hereof.

          (n) “EPIL Option Plans” means the plan or plans under which the EPIL Options are issued.

          (o) “ERISA Affiliate” of any entity means any other entity which, together with the entity, would be treated as a single employer under Section 414 of the Code.

          (p) “Escrow Agreements” means, collectively, the Indemnity Escrow Agreement and the Warrant Escrow Agreement.

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          (q) “Escrowed Warrant Consideration” means the aggregate amount of Merger Consideration that would have been paid to the holders of the Company Warrants under Section 2.1(a) if (i) all outstanding Company Warrants had been exercised (or terminated in exchange for Company Common Stock that would have been issued to the holders of such Company Warrants upon exercise thereof) prior to the Closing and (ii) the Company Common Stock issued upon such exercise (or termination) had been converted into the Merger Consideration pursuant to the Merger. For the avoidance of doubt, the term “Escrowed Warrant Consideration” does not include Merger Consideration payable in respect of Company Warrants that are exercised or terminated prior to the Effective Time.

          (r) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action or an Order under any Environmental Laws.

          (s) “Indemnified Party” means a Company Indemnified Party or a Parent Indemnified Party, as the case may be.

          (t) “Indemnifying Party” means a Company Indemnifying Party or a Parent Indemnifying Party, as the case may be.

          (u) “Indemnity Escrow Termination Date” means the earliest of (i) the second anniversary of the date that Parent, the Company, EPIL or any of their Affiliates (post-Closing) shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTP™ technology-equipped processing plant with a minimum daily input processing capacity of 10,000 barrels of oil per day (an “RTP™ Plant”), (ii) the second anniversary of the date that Parent or any of its Affiliates shall have commenced construction or use of an RTP™ Plant, (iii) the date that Parent, the Company, EPIL or any of their Affiliates (post-Closing) shall have entered into a definitive agreement with an unaffiliated third party (as defined above) for the construction or use of a second RTP™ Plant, (iv) the date that Parent or any of its Affiliates shall have commenced construction of a second RTP™ Plant, and (v) the third anniversary of the Closing Date; provided, that, notwithstanding anything to the contrary contained herein, in no event shall the Indemnity Escrow Termination Date occur prior to the first anniversary of the Closing Date.

          (v) “Indemnity Escrowed Shares” means 33.33% of the aggregate number of shares of Parent Common Stock that (i) are issued in connection with the Merger pursuant to Section 2.1(c)(i)(B) of this Agreement and (ii) are issued in connection with the Canadian Transaction; provided, that if between the date hereof and the Closing Date the Company, EPIL or any of their Affiliates shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall

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include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTP™ Plant, the percentage set forth above in this Section 10.1(v) shall be replaced with “16.665%.”

          (w) “Indemnity Escrowed Warrant Shares” means 33.33% of the aggregate number of shares of Parent Common Stock that are included in the Escrowed Warrant Consideration; provided, that if between the date hereof and the Closing Date the Company, EPIL or any of their Affiliates shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTP™ Plant, the percentage set forth above in this Section 10.1(w) shall be replaced with “16.665%.”

          (x) “Intellectual Property” means Copyrights, Patent Rights, Trademarks and Trade Secrets.

          (y) “Knowledge” means, when used with respect to Parent or the Company, the knowledge, after due inquiry, of the officers or directors of the Company or Parent, as the case may be.

          (z) “Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

          (aa) “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

          (bb) “Open Source Software” means any Software that meets one or more of the following criteria: (i) has been distributed, contributed or otherwise transferred into the public domain, either voluntarily, involuntarily, by the operation of law or otherwise, (ii) was formerly governed by intellectual property rights, all or some of which have been invalidated, terminated, expired, waived or otherwise lapsed, (iii) is subject to, distributed, licensed or otherwise made available under any so-called “public license,” “open source license,” “free license,” “industry standard license” or similar license, the intention of which is to permit the public use, modification, distribution, incorporation and/or exploitation of the Software without conveying an exclusive or proprietary interest in such licensed Software (although certain other conditions may be imposed by such license), or (iv) subject to, distributed, licensed or otherwise made available under any of the following licenses: GNU General Public License, GNU Library or “Lesser” Public License, BSD license, MIT license, Mozilla Public License, IBM Public License, Apache Software License, Sun Industry Standards Source License, Intel Open Source License, Apple Public Source License, or any substantially similar license, or any license that has been approved by the Open Source Initiative (www.opensource.org), or any similar organization.

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          (cc) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

          (dd) “Parent Material Adverse Effect” means any event, change, occurrence, circumstance or development which, individually or together with any one or more other events, changes, occurrences, circumstances or developments has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Parent and its Subsidiaries, taken as a whole, or on the ability of the Parent to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, that any effect, condition or change or development involving, arising out of or relating to any of the following will be excluded for this purpose: (i) the existence or terms of this Agreement, the transactions contemplated hereby or the announcement thereof; (ii) changes or conditions affecting generally the industries in which the Parent operates, to the extent Parent is not disproportionately affected; (iii) changes in economic, regulatory or political conditions generally; and (iv) changes in any Laws or Orders that apply generally to similarly situated Persons, to the extent Parent is not disproportionately affected.

          (ee) “Patent Rights” means all worldwide rights, present and future, to inventions or discoveries, including, but not limited to, United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, renewals, extensions, patent disclosures, design patents and industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

          (ff) “Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) Liens for Taxes not yet due and payable or being contested in good faith in proper proceedings; (ii) encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business for amounts not past due; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; and (iv) survey exceptions, utility easements, reciprocal easement agreements, covenants, restrictions and other matters of record and/or encumbrances on title to real property that (x) were not incurred in connection with any indebtedness for borrowed money and (y) do not materially adversely affect the value or the use of such property for its present purposes.

          (gg) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

          (hh) “Post-Spin-Off Company Group” means those Persons, identified on Exhibit O hereto, that will constitute the Company and its Subsidiaries after the Spin-Off Transaction and immediately prior to the Closing.

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          (ii) “Pro Rata Portion” means, with respect to any Securityholder, the percentage obtained by dividing (i) the number of shares of Parent Common Stock issued to such Securityholder pursuant to the Merger or the Canadian Transaction plus the number of shares of Parent Common Stock issuable to such Securityholder upon exercise of Company Warrants following the Effective Time, as applicable (regardless of whether any of such shares are deposited into the Indemnity Escrow Fund pursuant to Section 2.2(a) or the Warrant Escrow Fund pursuant to Section 2.2(b)), by (ii) the number of shares of Parent Common Stock issued to all Securityholders pursuant to the Merger and the Canadian Transaction plus the number of shares of Parent Common Stock issuable to Securityholders upon exercise of all Company Warrants following the Effective Time (regardless of whether any shares of Parent Common Stock are deposited into the Indemnity Escrow Fund pursuant to Section 2.2(a)).

          (jj) “Retained Business” means the business of applying the Company’s RTP™ technology to the production and upgrading of heavy oil, both in conjunction with resource owners or other Persons through long term production agreements and through licensing and royalty arrangements.

          (kk) “Separation Agreement” means the Agreement, dated October 1, 2003, by and among the Company, Ensyn Technologies Inc., EPIL, the Spin-Off Subsidiary, Ensyn Energy Corp. and Ensyn Energy Management, L.P., as amended pursuant to the License Amendment.

          (ll) “Securityholder” means any holder of shares of Company Common Stock who receives shares of Parent Common Stock (i) in connection with the Merger pursuant to Section 2(c)(i)(B), (ii) pursuant to the Canadian Transaction, (iii) upon exercise of Company Warrants following the Effective Time or (iv) in exchange for shares of EPIL common stock following the Effective Time (regardless of the form of such exchange).

          (mm) “Software” means computer software programs and software systems, and all proprietary rights thereto, including all databases, compilations, system documentation, flow charts, build instructions, commentary, workbenches, tools, libraries, utilities, compilers, higher level or “proprietary” languages and other related documentation and materials, whether in source code, object code or human readable form.

          (nn) “Spin-Off Business” means the business of the Spin-Off Subsidiary and its Subsidiaries, i.e., the processing of Renewables Feedstock (as such term is defined in the Separation Agreement) using thermal conversion, including, but not limited to, fast pyrolysis, and the production, use and sale of any products related to such thermal conversion.

          (oo) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or

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indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock of such Person.

          (pp) “Superior Proposal” means a bona fide, written and unsolicited Takeover Proposal involving a merger, an offer to acquire a substantial equity interest of the Company or a substantial portion of the Company Assets, or a recapitalization or restructuring of the Company (i) on terms and conditions more favorable from a financial point of view to the stockholders of the Company than those contemplated by this Agreement, (ii) the conditions to the consummation of which are all reasonably capable of being satisfied in a timely manner, (iii) for which financing, to the extent required, is reasonably capable of being obtained and (iv) which was not made in violation of any standstill or similar agreement to which the Company or any of its Subsidiaries is a party.

     (qq) “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 10% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 10% or more of the voting power of the capital stock of the Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries or (v) any other transaction having a similar effect to those described in clauses (i) - (iv), in each case other than the transactions contemplated by this Agreement.

          (rr) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

          (ss) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

     (tt) “Termination Fee” means an amount in cash equal to US$2,750,000.

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          (uu) “Trademarks” means United States, state, common law and non-U.S. trademarks, service marks, trade names, corporate names, Internet domain names, world wide web addresses, designs, logos, slogans, trade dress and general intangibles of like nature, whether registered or unregistered, and pending registrations and applications to register the foregoing.

          (vv) “Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, schematics, customer lists, supplier lists, mailing lists, business plans, and other proprietary information and all documentation relating to any of the foregoing.

          (ww) “Viruses” means any computer code intentionally designed to disrupt, disable, harm, or otherwise impede in any manner (including but not limited to aesthetic disruptions or distortions) the operation of the computer program, or any other associated software, firmware, hardware, or computer system (including local area or wide-area networks), in a manner not intended by the creator(s) of such computer program or such other associated software, firmware, hardware, or computer system including networks. A Virus may attach itself to, and become part of, another program.

          (xx) “Worms” means any self-replicating computer code intentionally designed to disrupt, disable, harm, or otherwise impede in any manner (including but not limited to aesthetic disruptions or distortions) the operation of the computer program, or any other associated software, firmware, hardware, or computer system (including local area or wide-area networks), in a manner not intended by the creator(s) of such computer program or such other associated software, firmware, hardware, or computer system including networks. A Worm may be self-contained and need not be part of another program to propagate itself.

     Section 10.2 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns. All references in this Agreement to “dollars” or “$” shall refer to United States currency.

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     Section 10.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

     Section 10.4 Submission to Jurisdiction; Jury Trial. The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the state or federal courts of the United States of America located in Wilmington, Delaware and (b) waive any claim of improper venue or any claim that those courts are in an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.5 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

     Section 10.5 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by overnight courier or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, as follows:

If to Parent or Merger Sub, to:

Ivanhoe Energy Inc.
5060 California Avenue — Suite 400
Bakersfield, California 93309

Attention: Oscar Blake
Facsimile: 661-869-2820

with a copy to:

Goodmans
19th Floor — 355 Burrard Street
Vancouver, BC
Canada V6C 2G8
Attention: Steve Robertson
Facsimile: 604-682-7131

and

Irell & Manella
900-1800 Avenue of the Stars
Los Angeles, California 90067-4276
Attention: Tony Iler
Facsimile: 310-203-7199

and

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Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Jeffrey D. Marell
Facsimile: 212-757-3990

If to the Company, to:

Ensyn Group, Inc.
56 Stella Road
Bellmont, Massachusetts 02478
Attention: Robert Pirraglia
Facsimile: 617-489-4477

with a copy to:

Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441
Attention: Paul Gupta
                 James T. Lidbury
Facsimile: 312-701-7711

If to the Securityholders’ Representative after the Closing, to:

Raymond T. Pirraglia
74 Narrows Road South
Staten Island, N.Y. 10305
Attention: Raymond T. Pirraglia
Facsimile: 718-273-2987

with a copy to:

Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441
Attention: Paul Gupta
                 James T. Lidbury
Facsimile: 312-701-7711

or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above. For the avoidance of doubt, any notice given under the Indemnity Escrow Agreement, to the extent also relating to a provision of this Agreement that requires or permits the giving or receiving of notice, shall be deemed to also constitute notice under this Agreement.

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     Section 10.6 Entire Agreement. This Agreement, together with the Company Disclosure Letter, the Parent Disclosure Letter, the Escrow Agreements, the Canadian Exchange Agreement, the Securityholders’ Representative Fund Escrow Agreement, the Distribution Agreement, the Amended Administration Services Agreement, the Separation Agreement, the Confidentiality Agreement, the Advance Agreement (other than Section 3 thereof which the parties hereby agree shall terminate and be of no further force or effect as of the date hereof), the Parent Closing Certificate, the Company Closing Certificate and the Liabilities Certificate (collectively, the “Transaction Agreements”), constitute the entire agreement and supersede all other prior or contemporaneous agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in the Transaction Agreements has been made or relied upon by any of the parties to this Agreement.

     Section 10.7 No Third-Party Beneficiaries. Except as provided in Section 6.8 and Article VIII, this Agreement is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies.

     Section 10.8 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

     Section 10.9 Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

     Section 10.10 Assignment. This Agreement shall not be assignable except by operation of law; provided that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

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     Section 10.11 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party shall be cumulative with and not exclusive of any other remedy contained in this Agreement, at law or in equity and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

     Section 10.12 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled under this Agreement.

     Section 10.13 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

[Signature page follows]

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     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

IVANHOE ENERGY INC.
By:	/s/ E. Leon Daniel
	Name:	E. Leon Daniel
	Title:	President and Chief Executive Officer

IVANHOE MERGER SUB, INC.
By:	/s/ Oscar A. Blake
	Name:	Oscar A. Blake
	Title:	Director

ENSYN GROUP, INC.
By:	/s/ Robert G. Graham
	Name:	Robert G. Graham
	Title:	President and Chief Executive Officer

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Exhibit A

EXCHANGE AGREEMENT

DATED AS OF ______________, 2005

EXCHANGE AGREEMENT

          EXCHANGE AGREEMENT, dated as of                                     , 2005 (this “Agreement”), by and among IVANHOE ENERGY INC., a Yukon corporation (“Parent”), and each Canadian stockholder of ENSYN GROUP, INC., a Delaware corporation (the “Company”), that has become a party to this Agreement by the execution and delivery, in accordance with the terms hereof, of a counterpart signature page and joinder (the “Counterpart Signature Page”) in the form attached hereto as Exhibit A (each, a “Participating Stockholder”).

RECITALS

          A. Parent, Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of December 11, 2004 (the “Merger Agreement”), a copy of which (including all exhibits thereto) is attached as Exhibit B hereto, pursuant to which, among other things, Parent will acquire the Company through the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving corporation.

          B. Under the terms of the Merger Agreement, it is contemplated that certain Canadian stockholders of the Company will, immediately prior to the Merger, consummate a transaction (the “Canadian Transaction”) whereby such Canadian stockholders will exchange their shares for the Merger Consideration they would have received in respect of those shares pursuant to the Merger had they not sold their shares to Parent immediately prior to the Merger.

          C. The Merger Agreement provides, among other things, that each issued and outstanding share of common stock, par value $.001, of the Company (the “Company Common Stock”), will be converted into the right to receive the Merger Consideration (other than the Excluded Shares).

          D. At the Closing, Parent, the Securityholders’ Representative (as defined below) and Mellon Investor Services, or such other bank or trust company designated by Parent and reasonably approved by the Company, shall enter into (i) an Indemnity Escrow Agreement (the “Indemnity Escrow Agreement”), substantially in the form attached as Exhibit E to the Merger Agreement, (ii) a Warrant Escrow Agreement (the “Warrant Escrow Agreement”), substantially in the form attached as Exhibit F to the Merger Agreement, and (iii) a Securityholders’ Representative Fund Escrow Agreement (the “Securityholders’ Representative Fund Escrow Agreement”), substantially in the form attached as Exhibit G to the Merger Agreement.

          E. Each Participating Stockholder is the owner of that number of shares of Company Common Stock set forth below the Participating Stockholder’s name on such Participating Stockholder’s Counterpart Signature Page (such shares of Company Common Stock, the “Exchange Shares”).

          F. Upon the terms and subject to the conditions of this Agreement, each Participating Stockholder wishes to participate in the Canadian Transaction and surrender the Exchange Shares owned by it to Parent, and Parent wishes to acquire such Exchange Shares, in exchange for the Merger Consideration such Participating Stockholder would have received under the terms of the Merger Agreement had such Participating Stockholder not consummated the transactions contemplated hereby and instead had their shares of Company Common Stock converted into the right to receive the Merger Consideration.

AGREEMENT

          For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     Section 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

     Section 2. Agreement to Exchange. Subject to the terms and conditions set forth in this Agreement, each Participating Stockholder shall sell, surrender, transfer and assign to Parent all of such Participating Stockholder’s Exchange Shares, free and clear of any Liens, and in exchange for each such Exchange Share, Parent shall issue and pay to such Participating Stockholder the Merger Consideration, determined in accordance with the terms of Article II of the Merger Agreement assuming such shares of Company Common Stock had been owned by the Participating Stockholder at the Effective Time.

     Section 3. Tax Election. Each of the Participating Stockholders and Parent shall execute and file a joint election pursuant to subsection 85(1) of the Income Tax Act (Canada) and any similar provision of provincial law as necessary in prescribed form and within the prescribed time. This joint election shall provide that the amount elected to be the proceeds of disposition to each of the Participating Stockholders and the cost of acquisition to Parent of the Exchange Shares shall be an amount equal to that amount which will result in each of the Participating Stockholders realizing the maximum capital gain that he or she can realize tax-free and without adverse tax consequences.

     Section 4. Closing. The closing of the exchange of the Exchange Shares for the Merger Consideration under this Agreement (the “Exchange Closing”) shall take place on the Closing Date, immediately prior to the closing of the Merger, after the last of the conditions to closing contained in Sections 10 and 11 of this Agreement (other than any conditions that by their nature are to be satisfied at the Exchange Closing) is satisfied or waived in accordance with this Agreement. The date on which the Exchange Closing shall occur is hereinafter referred to as the “Exchange Closing Date.” Notwithstanding anything to the contrary contained in this Agreement, in the event the closing of the Merger does not occur immediately following the Exchange Closing, the transactions contemplated by this Agreement shall become null and void.

     Section 5. Dispensation of Merger Consideration to Participating Stockholders.

          (a) Indemnity Escrow. Each Participating Stockholder hereby (i) consents and agrees to the establishment of the Indemnity Escrow Fund pursuant to the terms of the Indemnity Escrow Agreement for the purposes set forth in the Merger Agreement (including, without limitation, Section 2.2(a) of the Merger Agreement) and (ii) consents to the provisions of

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the Indemnity Escrow Agreement. Each Participating Stockholder acknowledges and agrees that (A) at the Closing, 33.33% (or 16.665%, if applicable, as provided under the terms of the Merger Agreement) of the aggregate number of shares of Parent Common Stock issuable to such Participating Stockholder hereunder shall be deposited into the Indemnity Escrow Fund and shall constitute Indemnity Escrowed Shares for purposes of the Merger Agreement and (B) all matters relating to such shares of Parent Common Stock shall be governed by the terms of the Merger Agreement and the Indemnity Escrow Agreement, including, but not limited to, the release (if any) of such shares of Parent Common Stock to the Participating Stockholder or Parent.

          (b) Warrant Escrow and Participating Rights. Each Participating Stockholder hereby (i) consents and agrees to the establishment of the Warrant Escrow Fund pursuant to the terms of the Warrant Escrow Agreement for the purposes set forth in the Merger Agreement (including, without limitation, Section 2.2(b) of the Merger Agreement) and (ii) consents to the provisions of the Warrant Escrow Agreement. As more fully described in the Merger Agreement and the Warrant Escrow Agreement, each Participating Stockholder shall be entitled to receive, from time to time, its Pro Rata Portion of the residual assets held in the Warrant Escrow Fund (if any) on the terms and subject to the conditions set forth in the Merger Agreement and the Warrant Escrow Agreement.

          (c) Securityholders’ Representative Fund Escrow. Each Participating Stockholder hereby (i) consents and agrees to the establishment of the Securityholders’ Representative Fund pursuant to the terms of the Securityholders’ Representative Fund Escrow Agreement for the purposes set forth in the Merger Agreement (including, without limitation, Section 2.2(f) of the Merger Agreement) and (ii) consents to the provisions of the Securityholders’ Representative Fund Escrow Agreement. As more fully described in the Merger Agreement and the Securityholders’ Representative Fund Escrow Agreement, each Participating Stockholder shall be entitled to receive its Pro Rata Portion of the residual assets held in the Securityholders’ Representative Fund (if any) on the terms and subject to the conditions set forth in the Merger Agreement and the Securityholders’ Representative Fund Escrow Agreement.

     Section 6. Delivery of this Agreement by the Participating Stockholder. Each Participating Stockholder shall deliver this Agreement, together with a Counterpart Signature Page duly executed and completed by the Participating Stockholder, to the Exchange Agent at the address set forth in Section 19 prior to 4:00 p.m. EST on                          , 2005 (as the same may be extended by notice to the Participating Stockholders, the “Expiry Time”).

     Section 7. Exchange Procedures. The procedures for the exchange of the Exchange Shares for the Merger Consideration shall be governed by the provisions of the Merger Agreement, including Section 2.3 thereof, as if such Participating Stockholder was a holder of a Company Certificate immediately prior to the Effective Time. Without limiting the generality of the foregoing, promptly following the Closing, Parent shall instruct the Exchange Agent to mail to each Participating Stockholder a letter of transmittal and instructions for surrendering certificates representing the Exchange Shares.

     Section 8. Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration

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payable to any Participating Stockholder such amounts as it is required to deduct and withhold from such payment under any applicable Laws. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, deducts or withholds any such amounts, such amounts shall be treated for all purposes as having been paid to the Participating Stockholder in respect of whom the Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 9. Representations and Warranties of Participating Stockholders; Etc.

          (a) Representations and Warranties of Participating Stockholders. Each Participating Stockholder represents and warrants to Parent, as to itself, that:

     (i) Power and Authority; Due Execution; Enforceability. The execution, delivery and performance by the Participating Stockholder of this Agreement are within the power of the Participating Stockholder and, if applicable, have been duly authorized by all necessary action on the part of the Participating Stockholder. This Agreement has been duly executed and delivered by the Participating Stockholder and constitutes a legal, valid and binding agreement of the Participating Stockholder, enforceable against the Participating Stockholder in accordance with its terms.

     (ii) Ownership of Exchange Shares. The Participating Stockholder owns beneficially and of record, free and clear of any Lien, the number of Exchange Shares set forth on such Participating Stockholder’s Counterpart Signature Page and, upon consummation of the exchange of the Exchange Shares for the Merger Consideration, will transfer and deliver to Parent good and valid title to the Exchange Shares, free and clear of any Liens.

          (b) Participating Stockholder Subject to Merger Agreement as a Securityholder. Each Participating Stockholder hereby acknowledges and agrees that it shall be subject to the provisions of the Merger Agreement as if such Participating Stockholder was a Securityholder thereunder, and shall be severally, and not jointly, liable in such capacity for the obligations of the Securityholders thereunder, including, without limitation, the indemnification obligations set forth in Article VIII of the Merger Agreement.

          (c) Securityholders’ Representative. Each Participating Stockholder hereby approves and ratifies the provisions of Section 8.7 of the Merger Agreement, including the appointment of the Securityholders’ Representative thereunder.

     Section 10. Conditions to Parent’s Obligation to Close. The obligations of Parent to consummate the transactions contemplated by this Agreement with respect to each Participating Stockholder is conditioned upon satisfaction of the following conditions precedent (any or all of which may be waived by Parent in its sole discretion):

          (a) Each of the conditions set forth in Section 7.1 of the Merger Agreement (except the condition that the Exchange Closing shall have occurred) shall have been satisfied or waived on or prior to the Exchange Closing Date, and, except for such conditions that are by

4

their nature to be satisfied on the Closing Date, each of the conditions set forth in Section 7.2 of the Merger Agreement shall have been satisfied or waived prior to the Exchange Closing Date.

          (b) The representations and warranties of such Participating Stockholder contained in this Agreement shall be true and correct as though made on and as of the Exchange Closing Date.

          (c) Such Participating Stockholder shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Exchange Closing Date.

          (d) Such Participating Stockholder shall have delivered to Parent and Parent shall have received, prior to the Expiry Time, the items required to be delivered by the Participating Stockholder pursuant to Section 6 hereof.

     Section 11. Conditions to Participating Stockholder’s Obligation to Close. The obligation of each Participating Stockholder to consummate the transactions contemplated by this Agreement is conditioned upon satisfaction of the following conditions precedent (any or all of which may be waived by the Participating Stockholder in its sole discretion):

          (a) The representations and warranties of Parent contained in the Merger Agreement shall be true and correct as though made on and as of the Exchange Closing Date.

          (b) Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Exchange Closing Date.

     Section 12. Termination.

          (a) Termination of Merger Agreement. This Agreement shall automatically terminate upon termination of the Merger Agreement in accordance with the terms thereof.

          (b) Termination by Parent. This Agreement may be terminated by Parent with respect to any Participating Stockholder if such Participating Stockholder shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 10 and (ii) has not been cured by such Participating Stockholder upon the earlier of (A) ten Business Days after such Participating Stockholder’s receipt of written notice of such breach from Parent and (B) the Business Day immediately prior to the Closing Date of the Merger.

          (c) Termination by Participating Stockholder. This Agreement may be terminated by a Participating Stockholder, with respect to such Participating Stockholder only, if Parent shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 11 and (ii) has not been cured by Parent on or prior to the Business Day immediately prior to the Closing Date of the Merger. In addition, in the event Parent and a majority-in-interest of the Participating Stockholders agree to amend or modify this Agreement prior to the Exchange Closing in accordance with Section 18, then any Participating Stockholder

5

who has not signed any such written consent shall have the right to terminate this Agreement as to itself.

          (d) Effect of Termination. If this Agreement is terminated pursuant to this Section 12, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement, except that if such termination results from the willful (i) failure of any party to perform its obligations or (ii) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such willful failure or breach. The provisions of Sections 12(d), 14, 23 and 24 shall survive any termination of this Agreement.

     Section 13. Survival of Representations and Warranties. All representations and warranties made by a Participating Stockholder and by Parent in this Agreement, or in any exhibit, schedule or certificate delivered pursuant hereto, shall survive the Exchange Closing and continue until the Indemnity Escrow Termination Date.

     Section 14. Governing Law; Submission to Jurisdiction; Jury Trial.

          (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

          (b) Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the state and federal courts of or for the State of Delaware. The parties to this Agreement (i) irrevocably submit to the personal jurisdiction of the state or federal courts of the United States of America located in Wilmington, Delaware and (ii) waive any claim of improper venue or any claim that those courts are in an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 19 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

     Section 15. Successors and Assigns. This Agreement shall (a) not be assignable by Parent and (b) be assignable by a Participating Stockholder upon a transfer by such Participating Stockholder of all of the Exchange Shares owned by it to any Person who agrees to be bound by the terms of this Agreement by executing and delivering a Counterpart Signature Page in accordance with the terms of this Agreement, whereupon this Agreement shall automatically terminate with respect to such Participating Stockholder. Notwithstanding the foregoing, this Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     Section 16. Entire Agreement. This Agreement, the Merger Agreement, the Indemnity Escrow Agreement, the Warrant Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement (including the schedules and exhibits hereto and thereto) constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to the other in any manner by

6

any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

     Section 17. Severability . The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

     Section 18. Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of Parent and a majority-in-interest of the Participating Stockholders.

     Section 19. Notices. Any notice or delivery required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by same-day courier, overnight delivery service or confirmed facsimile, provided that if delivered on a date that is not a Business Day or after 5:00 p.m. on a business day (in each case at the place of delivery), such notice shall be deemed delivered on the next succeeding business day, if such notice is delivered to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice:

If to Parent, to:

Ivanhoe Energy Inc.
5060 California Avenue, Suite 400
Bakersfield, California 93309
Attn: Oscar Blake
Fax: 661-869-2820

with a copy to:

Goodmans
19th Floor — 355 Burrard Street
Vancouver, BC
Canada V6C 2G8
Attention: Steve Robertson
Facsimile: 604-682-7131

and

Irell & Manella
900-1800 Avenue of the Stars

7

Los Angeles, California 90067-4276
Attention: Tony Iler
Fax: 310-203-7199

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Jeffrey D. Marell, Esq.
Fax: (212) 757-3990

If to the Participating Stockholder, to the address set forth opposite such Participating Stockholder’s name on the Counterparty
Signature Page

with a copy to:

Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441
Attention: James T. Lidbury
Fax: 312-701-7711

     Section 20. Headings. The headings in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     Section 22. Broker’s Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party (collectively, “Agents”) is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated herein, except, in the case of Parent, for such Agents of Parent the fees and commissions of which will be the sole responsibility of Parent and, in the case of any Participating Stockholder, for such Agents of the Company or the Participating Stockholders the fees and commissions of which will be the sole responsibility of the Company and/or the Participating Stockholders. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 22 being untrue.

     Section 23. Public Announcements. No Participating Stockholder shall issue any press release or otherwise make any public statement with respect to this Agreement, the Merger Agreement or any other transactions contemplated hereby or thereby without the prior written consent of Parent, except to the extent required by applicable Law, in which case the Participating Stockholder shall use reasonable commercial efforts to consult with Parent before

8

issuing any such release or making any such public statement. Parent shall not issue any press release or otherwise make any public statement with respect to this Agreement or any transactions contemplated hereby, except in accordance with Section 6.12 of the Merger Agreement.

     Section 24. Advice of Legal Counsel. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that such party has read and understood all of the terms and provisions of this Agreement and its exhibits (including the Merger Agreement). This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

[Remainder of this page intentionally left blank]

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          IN WITNESS WHEREOF, the parties hereto have executed this Exchange Agreement as of the date set forth in the first paragraph hereof.

IVANHOE ENERGY INC.
By:
Title: Name:

EXHIBIT A

EXCHANGE AGREEMENT
COUNTERPART SIGNATURE PAGE AND JOINDER OF
PARTICIPATING STOCKHOLDER

     Reference is hereby made to that certain Exchange Agreement, dated as of                                 , 2005 (the “Exchange Agreement”), by and among IVANHOE ENERGY INC., a Delaware corporation (“Parent”), and each other person or entity identified therein as a “Participating Stockholder.”

     The undersigned hereby executes, acknowledges and delivers this counterpart signature page for the purpose of (i) acknowledging receipt of a copy of the Exchange Agreement as executed by Parent, (ii) acknowledging receipt of a copy of the Merger Agreement, (iii) acknowledging receipt of a copy of the form of Indemnity Escrow Agreement attached as an exhibit to the Merger Agreement, (iv) acknowledging receipt of a copy of the form of Warrant Escrow Agreement attached as an exhibit to the Merger Agreement, (v) acknowledging receipt of a copy of the form of Securityholders’ Representative Fund Escrow Agreement attached as an exhibit to the Merger Agreement, (vi) representing to Parent and the other Participating Stockholders that the undersigned has read carefully and understands the terms and provisions of the Exchange Agreement, the Merger Agreement, the form of Indemnity Escrow Agreement, the form of Warrant Escrow Agreement, and the form of Securityholders’ Representative Fund Escrow Agreement, (vii) joining in the execution of the Exchange Agreement as a Participating Stockholder and accepting and agreeing to be bound by all the terms and provisions of the Exchange Agreement applicable to the undersigned as a Participating Stockholder and (viii) accepting and agreeing to the bound by all the terms of the Merger Agreement, the Indemnity Escrow Agreement, the Warrant Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement applicable to the undersigned solely in the undersigned’s capacity as a Securityholder thereunder.

NAME AND ADDRESS:	SIGNATURE OF PARTICIPATING STOCKHOLDER

Name	Signature

Date Signed: _________________________, 2005
Address

Address

City, State & Zip or Postal Code

A-1

IMPORTANT: EACH PARTICIPATING STOCKHOLDER MUST COMPLETE THE FOLLOWING:

Number of Exchange Shares to be exchanged pursuant to the Exchange Agreement: _______________

A-2

Exhibit B

Ivanhoe Energy, Inc.
The World Trade Centre
654-999 Canada Place
Vancouver, BC
Canada V6C 3E1

December      , 2004

[Insert Name and Address of Ensyn Group, Inc. Stockholder]

Dear                     :

     Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Ivanhoe Energy, Inc., a Yukon corporation (“Ivanhoe”), Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Ensyn Group, Inc., a Delaware corporation (the “Company”).

     To induce Ivanhoe and Merger Sub to enter into the Merger Agreement with the Company, you are requested, as a stockholder of the Company, to enter into this letter agreement regarding the common stock, no par value, of Ivanhoe (“Ivanhoe Common Stock”).

     1.   No Hedging Agreement. You hereby represent to Ivanhoe that at no time during the 30-day period up to and including the date hereof did you directly or indirectly, and you hereby agree that you shall not during the period beginning on the date hereof and ending on the date upon which the consummation of the merger (the “Merger”) contemplated by the Merger Agreement occurs, directly or indirectly, (a) enter into any contract to pledge, grant any option to purchase, make any short sale or otherwise hedge Ivanhoe Common Stock or (b) enter into any hedging transaction, swap arrangement or any other derivative arrangement or transaction that has the same economic consequences as a sale, disposition or elimination of economic risk of shares of Ivanhoe Common Stock received by you in the Merger including, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option), with respect to any shares of Ivanhoe Common Stock held by you or with respect to any security that includes, relates to, or derives any significant part of its value from such shares of Ivanhoe Common Stock.

     2.   Termination. This letter agreement shall terminate and be of no further force and effect upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. Any such termination shall be without prejudice to liabilities arising hereunder before such termination.

     3.   Governing Law. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

     4.   Specific Performance. The parties to this letter agreement agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled hereunder. No failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

     5.   Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed an original and together shall be deemed one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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     If the foregoing is acceptable to you, please acknowledge your agreement by signing and returning a copy of this letter agreement to Ivanhoe, whereupon this letter agreement shall constitute our binding agreement with respect to the matters set forth herein.

Very truly yours, IVANHOE ENERGY, INC.
By:
Name:
Title:

Acknowledged and agreed as of the day of , 2004. [Ensyn Group, Inc. Stockholder]
By:
Name:
Title:

3

Exhibit C

VOTING AGREEMENT

     VOTING AGREEMENT, dated as of December 11, 2004 (this “Agreement”), by and among Ivanhoe Energy Inc., a Yukon corporation (“Parent”), Ensyn Group Inc., a Delaware corporation (the “Company”), and Robert M. Friedland, Businessman (“RMF”).

RECITALS

     WHEREAS Parent and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified from time to time in accordance with its terms, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”);

     WHEREAS, as of the date hereof, RMF is the direct or indirect record and beneficial holder of 46,611,725 common shares without par value of Parent (collectively, the “Shares” and, together with such additional Shares hereafter acquired by RMF whether by means of purchase, dividend, distribution or otherwise, “Owned Shares”), representing 27.47% of the outstanding common shares without par value of Parent and 23.64% on a fully diluted basis, including common shares issued as a result of the exercise of options issued and outstanding under Parent’s employee stock plans and other outstanding convertible securities of Parent; and

     WHEREAS, Parent and the Company have requested that RMF agree, and RMF has agreed, to enter into this Agreement, pursuant to which, among other things, the parties desire to set forth their agreement with respect to the voting of the Owned Shares by RMF in connection with the Merger, upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

     SECTION 1. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement as in effect on the date hereof.

     SECTION 2. Agreement to Vote. RMF agrees that at such time as Parent conducts a meeting of, or otherwise seeks a vote or consent of, its shareholders for the purpose of approving the issuance by Parent of common shares without par value of Parent (“Merger Shares”) in connection with the transactions contemplated by the Merger Agreement (the “Merger Share Issue Approval”), RMF shall vote, or provide a consent with respect to, the Owned Shares in favor of the Merger Share Issue Approval provided that RMF will be under no obligation to vote, or provide a consent with respect to, the Owned Shares in favor of the Merger Share Issue Approval if the Merger Share Issue Approval contemplates the issuance to the shareholders of the Company of more than 42,300,000 Merger Shares (as the same may be adjusted for any stock split, dividend, distribution, reclassification, recapitalization, combination or other change with respect to the Shares occurring prior to the Closing Date).

     SECTION 3. Covenants of RMF. RMF hereby covenants and agrees that, except as contemplated by this Agreement or the Merger Agreement, RMF shall not while this Agreement is in effect:

(i) sell, give, assign or otherwise dispose of (each, a “Transfer”), or agree to Transfer, any Owned Shares (except to Transfer a portion of the Owned Shares to a Person who agrees to be bound by the provisions of Section 2 and Section 3 of this Agreement with respect to the transferred Owned Shares (such agreement to be evidenced by a written agreement in form and substance reasonably acceptable to each of Parent and the Company));

(ii) enter into any agreement or grant or agree to grant any proxy or power-of-attorney with respect to any Owned Shares which is inconsistent with this Agreement; or

(iii) by any action or omission cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusal, agreements or limitations on RMF’s voting rights to attach to the Owned Shares.

     SECTION 4. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to RMF, and neither Parent nor the Company shall have any power or authority to direct RMF in the voting of any of the Owned Shares, except as otherwise provided herein.

     SECTION 5. Representations and Warranties of RMF. RMF represents and warrants to Parent and the Company as follows:

     (a) This Agreement has been duly and validly executed and delivered by RMF and, assuming the due authorization, execution and delivery by Parent and the Company, constitutes a legal, valid and binding obligation of RMF, enforceable against RMF in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) The execution and delivery of this Agreement by RMF does not, and the performance of this Agreement by RMF shall not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to RMF or by which the Owned Shares are bound or affected or (ii) except with respect to any of the following as to which a consent or waiver has already been obtained, result in any breach of or constitute a default (or an event that with notice or lapse or time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Owned Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which RMF is a party or by which

2

RMF or the Owned Shares are bound or affected, except, in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by RMF of his obligations under this Agreement.

     (c) The execution and delivery of this Agreement by RMF does not, and the performance of this Agreement by RMF shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any Governmental Entity except for applicable requirements, if any, of the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by RMF of his obligations under this Agreement.

     (d) As of the date hereof, RMF is, directly or indirectly, the beneficial owner of 46,611,725 Shares. The Shares are, and the Owned Shares will be, all of the securities of Parent owned, either of record or beneficially, by RMF and his immediate family members sharing the same residence on and as of the Closing Date and RMF owns no other rights or interests exercisable for or convertible into any securities of Parent. The Shares are, and the Owned Shares will be, owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on RMF’s voting rights, charges and other encumbrances of any nature whatsoever. RMF has not appointed or granted any proxy that is inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Owned Shares.

     SECTION 6. Termination. This Agreement shall terminate and no party shall have any rights or duties hereunder upon the earlier of (a) the day on which the Merger Agreement is terminated in accordance with its terms and (b) the Effective Time. Any such termination shall be without prejudice to liabilities arising hereunder before such termination.

     SECTION 7. Shareholder Capacity. Notwithstanding anything herein to the contrary, RMF has entered into this Agreement solely in RMF’s capacity as the beneficial owner of the Shares and nothing herein shall limit or affect any actions taken or omitted to be taken at any time by RMF in his capacity as an officer or director of Parent.

     SECTION 8. Non-Survival. The representations and warranties made herein shall terminate upon termination of this Agreement.

     SECTION 9. Miscellaneous.

     (a) Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except as provided in Section 3, the rights and obligations under this Agreement shall not be transferred by any party without the prior written consent of the other parties.

     (b) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, executors,

3

administrators, heirs and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     (c) Amendment. This Agreement may not be amended, changed, supplemented, or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

     (d) Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery or by facsimile transmission with confirmation of receipt, as follows:

     if to RMF, to:

Robert M. Friedland
Number 1 Temasek Avenue
37-02 Millenia Tower
Singapore 039192

Facsimile:     65 6338 822

     if to Parent, to:

Ivanhoe Energy Inc.
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1
Attention:     Corporate Secretary
Facsimile:     (604) 683-9387

     with a copy to:

Goodmans
19th Floor – 355 Burrard Street
Vancouver, British Columbia
V6C 2G8
Attention:     Steven G. Robertson
Facsimile:     (604) 682-7131

     and:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention:     Jeffrey D. Marell
Facsimile:     (212) 757-3990

4

     if to the Company, to:

Ensyn Group Inc.
20 Park Plaza, Suite 434
Boston, Massachusetts 02116
Attention:     Robert A. Pirraglia
Facsimile:     (617) 266-0557

     with a copy to:

Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441
Attention:     Paul Gupta
                      James T. Lidbury
Facsimile:     (312) 701-7711

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     (e) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (f) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement are not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

     (h) Jurisdiction. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the courts of Wilmington, Delaware and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by

5

registered or certified mail, postage prepaid, to the address set forth or referred to in Section 9(d), such service to become effective ten days after such mailing.

     (i) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     (j) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (k) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

     (l) Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Agreement.

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6

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

IVANHOE ENERGY INC.
By:
Name:
Title:

ENSYN GROUP, INC.
By:
Name:
Title:

}

Witness		ROBERT M. FRIEDLAND

7

Exhibit D

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

IVANHOE ENERGY HTL, INC.

     FIRST: The name of the Corporation is Ivanhoe Energy HTL, Inc.

     SECOND: The address of the Corporation’s registered office in the State of Delaware is 615 South DuPont Highway, City of Dover, County of Kent, State of Delaware 19901. The name and address of the Corporation’s registered agent at such address is National Corporate Research, Ltd.

     THIRD: The nature of the business and purposes to be conducted or promoted by the Corporation are as follows:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware and to have and exercise all of the powers conferred by the laws of the State of Delaware upon corporations incorporated or organized under such Law.

     FOURTH: The aggregate number of shares of all classes of capital stock which the Corporation has authority to issue is one hundred (100) shares, all of which shall be common stock, par value one cent ($.01) per share (the “Common Stock”), amounting in the aggregate to One Dollar ($1.00).

     FIFTH: In furtherance and not in limitation of powers conferred by statute, it is further provided:

     (a) Election of directors need not be by written ballot unless so provided in the By-Laws of the Corporation.

     (b) The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

     SIXTH: The Corporation shall have and may exercise, to the fullest extent permitted by Delaware law, the power to indemnify its officers, directors, employees and agents, and persons acting at its request as directors, officers, partners, members, trustees, employees or agents of other entities, whether corporations, partnerships, joint ventures, limited liability companies, trusts or other enterprises, or non-profit organizations (any such enterprise or non-profit organization, an “Entity”). Without limitation of the foregoing, it is hereby provided that:

1. Indemnification Generally.

     (a) Actions By Third Parties. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person (or a person for whom he or she is the legal representative) is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, employee or agent of another Entity, against all liability, losses, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if it shall be determined, pursuant to Section 2 of this Article SIXTH, that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interest of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding against any such person by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Corporation, or, in the case of a criminal action or proceeding, that such person had reasonable cause to believe that his or her conduct was unlawful.

     (b) Actions By or on Behalf of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, employee or agent of another Entity against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if it shall be determined, pursuant to Section 2 of this Article SIXTH, that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

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     (c) Indemnification for Expenses of Successful Defense. To the extent that (i) in the case of actions, suits or proceedings relating to acts or omissions occurring prior to July 1, 1997, any director, officer, employee or agent of the Corporation, or (ii) in the case of actions, suits or proceedings relating to acts or omissions occurring on or after such date, any present or former director or officer of this Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection a. or b. of this Section 1, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

     2. Authorization. Any indemnification under subsection a. or b. of Section 1 of this Article SIXTH (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person whose conduct is at issue has met the applicable standard of conduct set forth in such subsection a. or b. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

     3. Expense Advance. Expenses (including attorneys’ fees) incurred by a present or former officer or director of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in one of the manners provided in Section 2 of this Article SIXTH upon receipt of an undertaking by or on behalf of such person to repay such amount, if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article SIXTH. Such expenses (including attorneys’ fees) incurred by other employees or agents of the Corporation may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

     4. Nonexclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article SIXTH shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, partner, member, trustee, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     5. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, employee or agent of another Entity against any liability asserted against, and incurred by, him or her in any such capacity, or arising out of his or her status as such, whether or not the

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Corporation would have the power to indemnify such person against such liability under the provisions of this Article SIXTH, or Section 145 of the Delaware General Corporation Law.

     6. “The Corporation”. For the purposes of this Article SIXTH, references to “the Corporation” shall include (i) the corporation surviving or resulting from a merger or consolidation to which this Corporation is a party but is not the resulting or surviving corporation, and (ii) to the extent that the board of directors of the resulting corporation so decides, any constituent corporation (including any constituent of a constituent) which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents if its separate existence had continued, so that any person who is or was a director, officer, employee or agent of such constituent corporation or is or was serving at the request of such constituent corporation as director, officer, partner, member, trustee, employee or agent of another Entity shall stand in the same position under the provisions of this Article SIXTH with respect to the resulting or surviving corporation as he or she would have had with respect such constituent corporation if its separate existence had continued.

     7. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, partner, member, trustee, employee or agent of another Entity shall be reduced by any amount such person may collect as indemnification from such other Entity or from insurance.

     8. Other Definitions. For purposes of this Article SIXTH , references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such person with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article SIXTH .

     9. Continuation of Indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article SIXTH shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, partner, member, trustee, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     10. Amendment or Repeal. Neither the amendment or repeal of this Article SIXTH nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article SIXTH shall reduce, eliminate or adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the effectiveness of such amendment, repeal or adoption.

     SEVENTH: No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except to the extent that

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exculpation from liability is not permitted under the General Corporation Law of the state of Delaware as in effect when such breach occurred. Neither the amendment nor repeal of this Article SEVENTH nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article SEVENTH shall reduce, eliminate or adversely affect the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to the effectiveness of such amendment, repeal or adoption.

     EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

Dated: _________, 2005	IVANHOE ENERGY HTL, INC.

By:

Name:

Title:

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Exhibit E

INDEMNITY ESCROW AGREEMENT

     INDEMNITY ESCROW AGREEMENT, dated as of                         , 2005 (this “Agreement”), by and among IVANHOE ENERGY INC., a Yukon corporation (“Parent”), RAYMOND T. PIRRAGLIA (the “Securityholders’ Representative”) and MELLON INVESTOR SERVICES, a                         , as escrow agent (the “Indemnity Escrow Agent”).

RECITALS

     A. Parent, Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Ensyn Group, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of December 11, 2004 (the “Merger Agreement”), pursuant to which Parent will acquire the Company through the merger (the “Merger”) of Merger Sub with and into the Company with the Company as the surviving corporation.

     B. Immediately prior to the Merger, it is contemplated under the Merger Agreement that Parent and certain Canadian stockholders of the Company will consummate a transaction whereby such stockholders will exchange their shares for the consideration they would have received in respect of those shares pursuant to the Merger had they not sold their shares to Parent immediately prior to the Merger (the “Canadian Transaction”).

     C. The Merger Agreement and the Canadian Exchange Agreement contemplate that the Indemnity Escrow Fund provided for herein, together with the Indemnity Escrowed Warrant Shares held in the Warrant Escrow Fund as provided under the Warranty Escrow Agreement, shall be (i) available to secure the indemnification obligations of the Securityholders under the Merger Agreement and (ii) held to secure the Company’s obligations to meet certain business development milestones, in accordance with the terms set forth in this Agreement, the Warrant Escrow Agreement and the Merger Agreement.

     D. Pursuant to the Merger and the Canadian Transaction, the Securityholders, as part of the consideration to be received for their shares of common stock of the Company, will receive shares of Parent Common Stock, a portion of which is to be deposited into the Indemnity Escrow Fund provided for hereby.

     E. The parties desire to establish the terms and conditions pursuant to which the Indemnity Escrow Fund will be established and maintained.

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

     2. Consent of Securityholders and Securityholders’ Representative; Appointment of Indemnity Escrow Agent. By virtue of the approval of the Merger Agreement by the stockholders of the Company, and pursuant to the Canadian Exchange Agreement, the

Securityholders have, without any further act of any Securityholder, consented to (i) the establishment of the Indemnity Escrow Fund and the Warrant Escrow Fund to provide the means for paying the indemnification obligations of the Securityholders under Article VIII of the Merger Agreement, (ii) the appointment of the Securityholders’ Representative as their representative for purposes of this Agreement and as attorney-in-fact and agent for and on behalf of each Securityholder with respect to the subject matter of this Agreement, and the taking by the Securityholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken or made by them under this Agreement (including, without limitation, authorizing delivery of the Escrowed Shares or Escrowed Cash (as those terms are defined in Section 3(a)) and the Indemnity Escrowed Warrant Shares to a Parent Indemnified Party or objecting to such deliveries and any claims set forth in any Parent Indemnification Certificate (as defined in Section 6(a)(i)) (in each case, pursuant to the terms of this Agreement), and (iii) all of the other provisions set forth in this Agreement. The Securityholders’ Representative hereby agrees to act as the Securityholders’ representative in accordance with, and agrees to be bound by, the applicable terms of this Agreement, the Merger Agreement and the Securityholders’ Representative Fund Escrow Agreement. The Indemnity Escrow Agent hereby accepts appointment as Indemnity Escrow Agent and agrees to accept delivery of and hold the Indemnity Escrow Fund in escrow subject to the terms and conditions of this Agreement and the Merger Agreement.

     3. Indemnity Escrow.

     (a) Indemnity Escrow Fund. Pursuant to Section 2.2(a) of the Merger Agreement, at the Closing, Parent shall deposit with the Indemnity Escrow Agent on behalf of the Indemnity Fund Securityholders an original certificate, registered in the name of the Indemnity Escrow Agent, as escrow agent, representing the Indemnity Escrowed Shares (the “Initial Escrowed Shares”). If at any time during the Indemnity Escrow Period (as defined in Section 7(b) hereof) Parent shall issue or otherwise distribute additional shares of Parent Common Stock or other securities (including shares issued upon a stock split, stock dividend, stock distribution, reclassification, recapitalization, combination or similar change affecting the Parent Common Stock) in respect of the Initial Escrowed Shares or any other securities then held in the Indemnity Escrow Fund (the “New Shares,” and together with the Initial Escrowed Shares, the “Escrowed Shares”), Parent shall promptly deliver such New Shares to the Indemnity Escrow Agent. The Escrowed Shares, together with any cash proceeds from the sale of any Escrowed Shares pursuant to Section 8 and any income earned thereon (collectively, the “Escrowed Cash”), are referred to herein as the “Indemnity Escrow Fund.”

     (b) Cash Dividends and Distributions. Notwithstanding anything to the contrary contained herein, and as contemplated by Section 2.2(a) of the Merger Agreement, Parent shall not be required to deposit with the Indemnity Escrow Agent any cash dividends or cash distributions paid in respect of the Escrowed Shares but shall deliver such cash dividends or cash distributions directly to the Indemnity Fund Securityholders in accordance with each Indemnity Fund Securityholder’s Pro Rata Portion (for purposes of this Agreement, the term “Securityholder” contained in the definition of Pro Rata Portion in the Merger Agreement shall be replaced with “Indemnity Fund Securityholder”).

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     (c) Investment. The Indemnity Escrow Agent shall invest and reinvest the Escrowed Cash in money market funds that invest primarily in short term U.S. Treasury securities, obligations of or guaranteed by the United States of America or any agency thereof, certificates of deposit or bankers acceptances issued by any national or state chartered bank having total assets of at least $500,000,000 with a maturity not later than one year from the date of investment, or such other investments as may be specified from time to time to the Indemnity Escrow Agent by written instructions of the Securityholders’ Representative. In no event shall the Indemnity Escrow Agent be liable for the selection of investments or for investment losses incurred thereon. In no event shall the Securityholders’ Escrow Agent be liable for the selection of investments or for investment losses incurred thereon, except as provided in Section 8.7 of the Merger Agreement.

     4. Pro Rata Portion; Voting; Valuation.

     (a) Pro Rata Portion. As provided in Article VIII of the Merger Agreement and the Canadian Exchange Agreement, the Securityholders shall indemnify and hold harmless each Parent Indemnified Party from and against certain Damages in accordance with the Merger Agreement. The Indemnity Escrow Fund (less any Excess Proceeds (as defined in Section 8(a) below) included therein) and the Indemnity Escrowed Warrant Shares shall be the exclusive sources for the satisfaction of these indemnity obligations of the Securityholders, subject to the limitations, and in the manner provided, in this Agreement, the Warrant Escrow Agreement and the Merger Agreement. Each Indemnity Fund Securityholder’s proportionate interest in the Indemnity Escrow Fund shall be equal to such Indemnity Fund Securityholder’s Pro Rata Portion. Immediately prior to any distribution pursuant to Section 7, the Indemnity Escrow Agent shall request and Parent shall provide to the Indemnity Escrow Agent a schedule setting forth, as of the date of such request, the name of each Indemnity Fund Securityholder and such Indemnity Fund Securityholder’s Pro Rata Portion; provided, however, that each such schedule shall be approved by the Securityholders’ Representative (which approval shall not be unreasonably withheld or delayed) prior to Parent delivering such schedule to the Indemnity Escrow Agent. The Indemnity Escrow Agent and Parent (after approval of such schedule by the Securityholders’ Representative) shall be entitled to rely conclusively on the information set forth in the schedule of the Indemnity Fund Securityholders’ Pro Rata Portions provided to the Indemnity Escrow Agent hereunder from time to time.

     (b) Voting. Each Indemnity Fund Securityholder shall have the right to direct the voting of such Securityholder’s Pro Rata Portion of Escrowed Shares, and Parent will cooperate with the exercise of such rights. As the record holder of the Escrowed Shares, the Indemnity Escrow Agent shall promptly deliver copies of all proxy solicitation materials to the Indemnity Fund Securityholders having a beneficial interest therein and shall vote such shares in accordance with the instructions of the Indemnity Fund Securityholders.

     (c) Valuation of Escrowed Shares and Indemnity Escrowed Warrant Shares. For purposes of determining the number of Escrowed Shares to be delivered out of the Indemnity Escrow Fund as provided in this Agreement (including, without limitation, pursuant to Sections 6(a)(i), 6(b)(ii) and 7) and the number of Indemnity Escrowed Warrant Shares as provided in Section 5, each share of Parent Common Stock shall be deemed to be valued at the Closing Price (as adjusted for any stock split, stock dividend, stock distribution, reclassification,

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recapitalization, combination or similar change affecting the Parent Common Stock occurring after the Closing Price is established pursuant to Section 3.2(b) of the Merger Agreement), notwithstanding the then current market price of the Parent Common Stock.

     5. Indemnity Escrowed Warrant Shares.

     (a) Indemnity Payments. Indemnified Damages Payments (as defined in Section 6(d)) shall be made in both Escrowed Shares (and/or Escrowed Cash in accordance with Section 6(a)(ii)) and Indemnity Escrowed Warrant Shares. With respect to any Indemnified Damages Payment, the amount of such payment that will be paid from (x) the Indemnity Escrow Fund shall be determined as follows: the product of (i) the amount of the Indemnified Damages Payment for the particular indemnity claim and (ii) a fraction, (A) the numerator of which is the value of the Indemnity Escrow Fund determined as of the date that the calculation is being made and (B) the denominator of which is the value of (1) the Indemnity Escrow Fund plus (2) the remaining Indemnity Escrowed Warrant Shares, in each case determined as of the date that the calculation is being made, and (y) the Indemnity Escrowed Warrant Shares shall be determined as follows: the product of (i) the amount of the Indemnified Damages Payment for the particular indemnity claim and (ii) a fraction, (A) the numerator of which is the value of the remaining Indemnity Escrowed Warrant Shares on the date that the calculation is being made and (B) the denominator of which is the value of (1) the Indemnity Escrow Fund plus (2) the remaining Indemnity Escrowed Warrant Shares, in each case determined as of the date that the calculation is being made. The Escrowed Shares and Indemnity Escrowed Warrant Shares shall be valued as provided in Section 4(c) hereof. For the avoidance of doubt, the Excess Proceeds that may be included in the Indemnity Escrow Fund at any time shall not be included in any determination of the value of the Indemnity Escrow Fund for purposes of the foregoing calculations.

     (b) Distribution of Indemnity Escrow Fund. In connection with any distribution from the Indemnity Escrow Fund pursuant to Section 7 hereof to the Indemnity Fund Securityholders, a proportionate amount of the Indemnity Escrowed Warrant Shares shall be released (as provided in Section 6(c) of the Warrant Escrow Agreement) and shall no longer be available to satisfy indemnification claims under Article VIII of the Merger Agreement.

     (c) Notice to Warrant Escrow Agent. Prior to any payment or distribution pursuant to Sections 6, 7 or 9, the Indemnity Escrow Agent shall send written notice to the Warrant Escrow Agent (i) informing it of the pending payment or distribution and (ii) in the case of payment on an indemnification claim, stating (A) the name of the Parent Indemnified Party to be paid, (B) the value or number of Indemnity Escrowed Warrant Shares to be paid out or distributed and (C) the date such payment or distribution is to take place. If the Indemnity Escrow Agent and the Warrant Escrow Agent are the same entity, then a written record of such information shall be maintained in lieu of sending a written notice.

     6. Indemnification Claims Process.

     (a) Payment of Claims.

               (i) Parent may make an indemnification claim for Damages pursuant to Article VIII of the Merger Agreement by concurrently delivering to the Indemnity Escrow

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Agent and the Securityholders’ Representative, at any time on or before 5:00 p.m. (EST) on the last day of the Indemnity Escrow Period, a certificate signed by an officer of Parent (a “Parent Indemnification Certificate”) that, with respect to such Damages, (A) describes in reasonable detail the facts and circumstances known to the Parent Indemnified Party that gave rise to such indemnification claim and the amount arising therefrom, and (B) if the amount of Damages exceeds the applicable deductible amount provided for in Section 8.2(c)(ii) of the Merger Agreement (after taking into account any other indemnification claims made by the Parent Indemnified Parties pursuant to Article VIII of the Merger Agreement) (the “Applicable Deductible Amount”), provides for a demand of payment of the amount (not to exceed in the aggregate for all such claims the maximum amount specified in Section 8.2(c)(iv) of the Merger Agreement) arising from such claims for Damages (minus, to the extent not yet exhausted, the applicable Deductible Amount) (the “Payable Damages”), such demand to be accompanied by a statement by Parent that the Parent Indemnified Parties have paid Damages which, on a cumulative basis with all prior Damages, exceed the Applicable Deductible Amount.

               (ii) Any delivery from the Indemnity Escrow Fund to be made to Parent pursuant to this Section 6 shall be made first using Escrowed Shares, to the extent a sufficient number of Escrowed Shares remains in the Indemnity Escrow Fund, and second, using Escrowed Cash; provided, however, that notwithstanding the foregoing, the Securityholders’ Representative shall have the sole and exclusive discretion to direct that such deliveries be made in Escrowed Cash in lieu of or in addition to Escrowed Shares, such direction to be delivered to the Indemnity Escrow Agent (with a copy to Parent) at least two Business Days prior to the earliest date such delivery may be made to Parent in accordance with this Agreement. For purposes of deliveries made to Parent under this Agreement, fractional shares shall be rounded up or down to the nearest whole number.

     (b) Objections to Claims; Settlements.

     (i) For a period of 30 days after receipt by the Indemnity Escrow Agent and the Securityholders’ Representative of a Parent Indemnification Certificate as provided in Section 6(a)(i), (A) the Securityholders’ Representative shall have the right to object in writing to the claim or claims (or part of any claim), including the amount of the Payable Damages, made in such Parent Indemnification Certificate and (B) if such Parent Indemnification Certificate contains a demand for payment, the Indemnity Escrow Agent shall make no delivery to Parent from the Indemnity Escrow Fund pursuant to Section 6(a)(i) hereof (other than as provided in Section 6(b)(ii)) unless the Indemnity Escrow Agent shall have received written authorization from the Securityholders’ Representative to make such delivery. After the expiration of such 30-day period, the Indemnity Escrow Agent shall, as promptly as practicable, deliver to Parent out of the Indemnity Escrow Fund, an amount of Escrowed Shares and/or Escrowed Cash (in the order of priority set forth in Section 6(a)(ii)) having an aggregate value (with respect to the Escrowed Shares, determined in accordance with Section 4(c)) equal to the amount of the Payable Damages set forth in such Parent Indemnification Certificate, less the value of the number of Indemnity Escrowed Warrant Shares being delivered by the Warrant Escrow Agent in accordance with Section 5(a) hereof and Section 6(b) of the Warrant Escrow Agreement; provided, however, that the Indemnity Escrow Agent shall not make any such payment or delivery if the Indemnity Escrow Agent receives, prior to the expiration of such 30-day period, a written statement from the Securityholders’ Representative stating that it objects to

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any claim or claims (or part of any claim), including the amount of the Payable Damages, made in the Parent Indemnification Certificate. The Securityholders’ Representative shall concurrently deliver a copy of any such written statement to Parent. If the Securityholders’ Representative does not object in writing within such 30-day period, such failure to so object shall be an irrevocable acknowledgment by the Securityholders’ Representative on behalf of the Company Indemnifying Parties that the Parent Indemnified Parties identified in the Parent Indemnification Certificate are entitled to payment as specified herein in respect of the full amount of the claim for Payable Damages set forth in such Parent Indemnification Certificate containing a demand for payment; provided, however, that such failure to object shall not be construed as any admission of liability or responsibility by the Securityholders for any other purpose. Notwithstanding the foregoing, the Indemnity Escrow Agent shall, as promptly as practicable, make delivery from the Indemnity Escrow Fund in accordance with this Section 6(b)(i) to the extent authorized to do so by the Securityholders’ Representative with respect to Escrowed Shares and Escrowed Cash in an aggregate amount equal to the value of the amount of Payable Damages not disputed by the Securityholders’ Representative, less the value of the number of Indemnity Escrowed Warrant Shares being delivered by the Warrant Escrow Agent in accordance with Section 5 hereof and Section 6(b) of the Warrant Escrow Agreement.

               (ii) If the Securityholders’ Representative has consented to any settlement pursuant to Section 8.5 of the Merger Agreement, the provisions of Section 8.5(d) of the Merger Agreement shall apply with respect to the obligation of the Securityholders’ Representative to give notice to the Indemnity Escrow Agent (and the right of Parent to do so upon the failure of the Securityholders’ Representative). If the Securityholders’ Representative has consented to any such settlement, the Securityholders’ Representative shall have no authority to deliver a notice of objection pursuant to Section 6(b)(i) with respect to Payable Damages properly paid by Parent pursuant to such settlement, and upon receipt by the Indemnity Escrow Agent of notice of such settlement from either the Securityholders’ Representative or Parent, the Indemnity Escrow Agent shall, as promptly as practicable, make delivery from the Indemnity Escrow Fund in accordance with Section 6(b)(i), less the Indemnity Escrowed Warrant Shares being delivered by the Warrant Escrow Agent in accordance with Section 5 hereof and Section 6(b) of the Warrant Escrow Agreement.

     (c) Resolution of Conflicts; Arbitration.

               (i) If the Securityholders’ Representative timely objects in writing to any claim or claims (or part of any claim) for indemnification made in any Parent Indemnification Certificate, then the Securityholders’ Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each such claim within 30 days after the Indemnity Escrow Agent’s receipt of the Securityholders’ Representative’s written objection to the claim pursuant to Section 6(b)(i) (the “Negotiation Period”). If the Securityholders’ Representative and Parent should so agree during the Negotiation Period, then both parties shall prepare, sign and deliver to the Indemnity Escrow Agent, a memorandum setting forth such agreement. The Indemnity Escrow Agent shall be entitled to rely on any such memorandum and, if such agreement involves a payment to a Parent Indemnified Party (the “Negotiated Damages Amount”), shall make delivery of the Negotiated Damages Amount from the Indemnity Escrow Fund in accordance with Section 6(b)(i), less the

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Indemnity Escrowed Warrant Shares being delivered by the Warrant Escrow Agent in accordance with Section 5 hereof and Section 6(b) of the Warrant Escrow Agreement.

               (ii) If no such agreement has been reached by the end of the Negotiation Period, then, unless the amount of the Damages at issue is the subject of a pending litigation involving a Third Party Claim (in which event, as provided in Section 8.6(b) of the Merger Agreement, arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration), either Parent or the Securityholders’ Representative may demand arbitration of the matters and in such event the matter shall be settled by arbitration as provided in Section 8.6 of the Merger Agreement. The written decision of the arbitrators as to the validity and amount of any claim in such Parent Indemnification Certificate and the related notice of objection shall be binding and conclusive upon the parties to this Agreement. Parent or the Securityholders’ Representative may deliver to the Indemnity Escrow Agent a copy of the decision of the arbitrators. Notwithstanding anything to the contrary in Section 6(b) hereof, the Indemnity Escrow Agent shall be entitled to act in accordance with such decision and, upon its receipt of a copy thereof, shall make or withhold payments out of the Indemnity Escrow Fund in accordance therewith and provide the notice to the Warrant Escrow Agent pursuant to Section 5(c).

     (d) Indemnified Damage Payments. A payment of Damages to a Parent Indemnified Party with respect to an indemnification claim pursuant to this Section 6 shall be referred to as an “Indemnified Damages Payment.”

     7. Release of Indemnity Escrow Fund.

     (a) [First Release Date. No later than 20 days following the earlier of (i) the date that Parent, the Company, EPIL or any of their Affiliates shall have entered into a definitive agreement with an unaffiliated third party (which for these purposes shall include a joint venture between or among any of the foregoing Persons and an unaffiliated third party that has at least a 10% economic interest in the joint venture) for the construction or use of an RTP™ Plant, (ii) the date that Parent or any of its Affiliates shall have commenced construction or use of an RTP™ Plant and (iii) the second anniversary of the Closing Date (such earlier date being the “First Release Date”), the Indemnity Escrow Fund shall terminate with respect to 50% of the Unencumbered Escrow Fund (as defined below), and such portion of the Unencumbered Escrow Fund shall be delivered as promptly as practicable thereafter to the Indemnity Fund Securityholders in accordance with each Indemnity Fund Securityholder’s Pro Rata Portion, calculated in accordance with Section 4(a) hereof. As soon as practicable (but in no event later than ten Business Days) after the occurrence of the events described in clause (i) or (ii) above, Parent and the Securityholders’ Representative shall deliver to the Indemnity Escrow Agent a certificate signed by both parties notifying the Indemnity Escrow Agent of the occurrence of such event. The term “Unencumbered Escrow Fund” shall mean Escrowed Shares and Escrowed Cash other than the number of Escrowed Shares and/or an amount of Escrowed Cash equal, in the aggregate, to the full amount of each claim for Payable Damages (less the value of the number of Indemnity Escrowed Warrant Shares that would be allocated for payment of such Payable Damages pursuant to Section 5(a)) specified in any Parent Indemnification Certificate

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containing a demand for payment delivered to the Indemnity Escrow Agent on or before the First Release Date that remains unresolved as of the First Release Date.]1

     (b) Expiration of Indemnity Escrow Fund. The Indemnity Escrow Fund shall remain in existence from the Closing Date until the Indemnity Escrow Termination Date (the “Indemnity Escrow Period”). Promptly upon expiration of the Indemnity Escrow Period, Parent and the Securityholders’ Representative shall deliver a certificate signed by both parties to the Indemnity Escrow Agent notifying it of such expiration. Upon the expiration of the Indemnity Escrow Period, the Indemnity Escrow Fund shall terminate with respect to all Escrowed Shares and Escrowed Cash then remaining in the Indemnity Escrow Fund, and all such Escrowed Shares and Escrowed Cash shall be delivered to the Indemnity Fund Securityholders in accordance with each Indemnity Fund Securityholder’s Pro Rata Portion, calculated in accordance with Section 4(a) hereof; provided, however, that (i) a number of Escrowed Shares and/or an amount of Escrowed Cash having an aggregate value equal to the full amount of each claim for Payable Damages (less the value of the number of Indemnity Escrowed Warrant Shares that would be allocated for payment of such Payable Damages pursuant to Section 5) specified in any Parent Indemnification Certificate containing a demand for payment delivered to the Indemnity Escrow Agent on or before the end of the last day of the Indemnity Escrow Period that remains unresolved as of the last day of the Indemnity Escrow Period shall remain in the Indemnity Escrow Fund (and the Indemnity Escrow Fund shall remain in existence) until such claims have been resolved, (ii) a number of Escrowed Shares and/or an amount of Escrowed Cash having an aggregate value equal to an amount determined in good faith by the Sales Committee as the estimate of the fees of the Securityholders’ Representative (less the value of the number of Indemnity Escrowed Warrant Shares that would be allocated for payment of such fees pursuant to Section 5) in fulfilling his Securityholders’ Representative Obligations in order to resolve the indemnification claims that remain unresolved as of the last day of the Indemnity Escrow Period (the “Estimated Fees”) shall remain in the Indemnity Escrow Fund (and the Indemnity Escrow Fund shall remain in existence) and (iii) any distribution of Escrowed Shares and/or Escrowed Cash to the Indemnity Fund Securityholders shall be subject to, and shall not be made prior to, any distribution of all or a portion of such Escrowed Shares and Escrowed Cash required to be made to the Securityholders’ Representative pursuant to Section 7(c). As each claim described in clause (i) of the proviso in the preceding sentence is resolved, the Indemnity Escrow Agent shall deliver to the Indemnity Fund Securityholders all Escrowed Shares and Escrowed Cash then remaining in the Indemnity Escrow Fund and not required to satisfy such resolved claims or any remaining unresolved claims, subject to any obligation to distribute such Escrowed Shares and Escrowed Cash as requested by the Securityholders’ Representative pursuant to Section 7(c). In the event the Securityholders’ Representative’s actual fees incurred in resolving all unresolved claims as of the last day of the Indemnity Escrow Period is less than the Estimated Fees, the Indemnity Escrow Agent shall deliver to the Indemnity Fund Securityholders all Escrowed Shares and Escrowed Cash then remaining in the Indemnity Escrow Fund that was to be used for Estimated Fees, subject to any obligation to distribute such Escrowed Shares and Escrowed Cash as requested by the Securityholders’ Representative pursuant to Section 7(c).

     (c) Fund Deficiency. Notwithstanding anything to the contrary contained in Section 7(b), if the amount in the Securityholders’ Representative Fund is not sufficient to cover

[1]	Section 7(a) will be deleted if either of the events specified in clause (i) or (ii) occurs prior to the Closing Date.

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the unpaid Securityholders’ Representative Expenses, the Securityholders’ Representative shall have the right to submit any such expenses for payment out of the Indemnity Escrow Fund and the Indemnity Escrowed Warrant Shares in accordance with the payment procedures set forth in Section 5(a) of the Securityholders’ Representative Fund Escrow Agreement, except that the certificate required to be delivered by the Securityholders’ Representative (the “Expense Certificate”) shall be delivered to the Indemnity Escrow Agent and the Warrant Escrow Agent instead of the Securityholders’ Escrow Agent. Upon timely receipt of an Expense Certificate requesting payment of an unpaid Securityholders’ Representative Expense, (i) the Indemnity Escrow Agent shall promptly pay out of the Indemnity Escrow Fund in accordance with the payment instructions set forth therein an amount of Escrowed Cash equal to the product of (A) the amount of the expense set forth in the Expense Certificate and (B) the fraction calculated in accordance with Section 5(a) and (ii) the Warrant Escrow Agent shall promptly pay out of the Indemnity Escrowed Warrant Shares in accordance with the payment instructions set forth therein an amount of Escrowed Cash equal to the product of (A) the amount of the expense set forth in the Expense Certificate and (B) the fraction calculated in accordance with Section 5(a).

     (d) Taxes. For tax reporting purposes, interest or other income earned from the investment of the Indemnity Escrow Fund or any portion thereof that is distributed by the Indemnity Escrow Agent to any Person pursuant to the terms of this Agreement shall be reported as allocated to such Person when paid to such Person. Each Securityholder shall be responsible for his, her or its Pro Rata Portion of (i) all Taxes resulting from any interest or other income earned on the Escrowed Cash, (ii) all Taxes on the gain resulting from the sale of Escrowed Shares pursuant to Section 8, and (iii) all Taxes resulting from any distributions of the Indemnity Escrow Fund to such Securityholder.

     (e) Cash In Lieu of Fractional Shares; Cash Requests.

               (i) In lieu of fractional shares of Parent Common Stock otherwise distributable to the Indemnity Fund Securityholders pursuant to Section 7, the Indemnity Fund Securityholders shall be entitled to receive an amount of cash equal to the product obtained by multiplying (A) that fraction of a share of Parent Common Stock to which such holder would otherwise have been entitled to receive by (B) the Closing Price (as adjusted for any stock split, stock dividend, stock distribution, reclassification, recapitalization, combination or similar change affecting the Parent Common Stock occurring after the Closing Price is established pursuant to Section 3.2(b) of the Merger Agreement). In lieu of fractional shares of securities other than Parent Common Stock issued or issuable upon distribution of such securities from the Indemnity Escrow Fund, the Indemnity Escrow Agent shall make such distribution of cash as shall be agreed by the Securityholders’ Representative and Parent.

               (ii) If there is insufficient Escrowed Cash in the Indemnity Escrow Fund to make any cash payments pursuant to Section 7(e)(i), the Indemnity Escrow Agent may submit a written request (a “Cash Request”) to Parent for such cash amounts as soon as practicable after it becomes aware of the need for such cash amounts. Within five Business Days after the receipt of a Cash Request, Parent shall deposit with the Indemnity Escrow Agent sufficient funds to pay such cash amounts; provided, however, that Parent shall be reimbursed therefor pursuant to the following sentence. The Indemnity Escrow Agent shall deliver to Parent that number of Escrowed Shares corresponding to such cash amounts based on the Closing Price

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(as adjusted for any stock split, stock dividend, stock distribution, reclassification, recapitalization, combination or similar change affecting the Parent Common Stock occurring after the Closing Price is established pursuant to Section 3.2(b) of the Merger Agreement) (provided, however, that fractional shares shall not be distributed to Parent until the aggregate of such fractional shares equals a whole number) and the Indemnity Escrow Fund shall be reduced by such number of Escrowed Shares.

     8. Sale of Escrowed Shares.

     (a) Sale Direction. From time to time during the Indemnity Escrow Period, a majority of the committee (the “Sales Committee”) comprised of (i) the Securityholders’ Representative, (ii) a representative designated by Credit Suisse First Boston Management Corporation and (iii) Robert G. Graham (each a, “Committee Member”), each of whom shall have an equal vote in the matter, may deliver to the Indemnity Escrow Agent a written direction (a “Sale Direction”) directing the Indemnity Escrow Agent to sell Escrowed Shares on the NASDAQ Small-Cap Market and deposit the sales proceeds thereof (net of any sales commissions or equivalent charges incurred in connection with such sale) (the “Net Sales Proceeds”) into the Indemnity Escrow Fund; provided, however, that (i) the per share Net Sales Proceeds of such Escrowed Shares shall not be less than the Minimum Sale Price (as defined below) and (ii) not more than 500,000 Escrowed Shares are sold during any five consecutive trading-day period and, in addition, not more than 1,500,000 Escrowed Shares are sold within any 20 consecutive trading-day period. A Sale Direction must be signed by at least two of the three Committee Members, and shall specify (x) the number of Escrowed Shares to be sold, (y) the minimum price per share at which such Escrowed Shares may be sold (which minimum price per share must result in per share Net Sales Proceeds equal to at least 105% of the Closing Price (as adjusted for any stock split, stock dividend, stock distribution, reclassification, recapitalization, combination or similar change affecting the Parent Common Stock occurring after the Closing Price is established pursuant to Section 3.2(b) of the Merger Agreement), such minimum price, the “Minimum Sale Price”), and (z) the trading days on which the Indemnity Escrow Agent must attempt to sell such Escrowed Shares (the “Sale Period”). At the time of delivery of any Sale Direction to the Indemnity Escrow Agent, the Securityholders’ Representative shall deliver a duplicate copy of such Sale Direction to Parent and to each other Committee Member. The Net Sales Proceeds of any sale of Escrowed Shares pursuant to this Section 7(a) shall be deposited by the Indemnity Escrow Agent into the Indemnity Escrow Fund; provided, however, that to the extent the per share Net Sales Proceeds of the Indemnity Escrowed Shares exceed the Closing Price (as adjusted for any stock split, stock dividend, stock distribution, reclassification, recapitalization, combination or similar change affecting the Parent Common Stock occurring after the Closing Price is established pursuant to Section 3.2(b) of the Merger Agreement) (such excess amount being referred to as the “Excess Proceeds”), such Excess Proceeds need not be deposited into the Indemnity Escrow Fund but may be paid to the Indemnity Fund Securityholders or, at the discretion of the Sales Committee, used to pay the Securityholders’ Representative’s fees listed in Section 9(b). None of the Committee Members shall be liable to the Indemnity Fund Securityholders for any action taken or omitted to be taken by him or her under this Section 8.

     (b) Initiation of Sale of Escrowed Shares. Upon receipt of a Sale Direction, the Indemnity Escrow Agent shall use commercially reasonable efforts to sell Escrowed Shares

10

in accordance with the instructions contained therein. Without limiting the generality of Section 10(g), in no event shall the Indemnity Escrow Agent be required to initiate the sale of any Escrowed Shares prior to the second trading day following the date of the Indemnity Escrow Agent’s receipt of the Sale Direction.

     (c) Sale Statement; Delivery of Excess Proceeds. Within two Business Days following the earlier to occur of (i) the date upon which the Indemnity Escrow Agent sells all of the Escrowed Shares that it has been directed to sell pursuant to a Sale Direction and (ii) the expiration of the applicable Sale Period, the Indemnity Escrow Agent shall deliver to the Securityholders’ Representative and to Parent a statement (a “Sale Statement”) setting forth (w) the total number of Escrowed Shares sold pursuant to the applicable Sale Direction, (x) the average per share Net Sales Proceeds, (y) the aggregate amount of any sales commissions or equivalent charges incurred in connection with the sale of such Escrowed Shares and (z) the aggregate Excess Proceeds. If neither the Securityholders’ Representative nor Parent objects to such Sale Statement within two Business Days of its receipt thereof, the Indemnity Escrow Agent shall pay, as promptly as practicable, such Excess Proceeds to the Indemnity Fund Securityholders.

     (d) All deliveries from the Indemnity Escrow Fund to the Indemnity Fund Securityholders under this Agreement (including deliveries of Excess Proceeds pursuant to Section 8(c)) shall be made in accordance with each Indemnity Fund Securityholder’s Pro Rata Portion.

     9. Securityholders’ Representative.

     (a) Removal. The Securityholders’ Representative may be changed in accordance with the terms of Section 8.7 of the Merger Agreement and the Securityholders’ Representative Fund Escrow Agreement. A Majority of the Securityholders shall notify the Indemnity Escrow Agent and Parent in writing of any such change and the Indemnity Escrow Agent and Parent shall be entitled to rely upon such notice without further inquiry.

     (b) Fees. No bond shall be required of the Securityholders’ Representative. The Securityholders’ Representative shall be entitled to receive a fee of $250.00 per hour for time spent fulfilling the Securityholders’ Representative Obligations. Any request by the Securityholders’ Representative for the payment of such fees shall be made by delivery of a request (the “Fee Request”) to the Indemnity Escrow Agent, the Warrant Escrow Agent and Parent, with a copy to the designated representative of Credit Suisse First Boston Management Corporation and Robert G. Graham, that (i) specifies the amount of fees requested to be paid and (ii) describes in reasonable detail the Securityholders’ Representative Obligations performed for which fees are being requested. The fees specified in the Fee Request shall be paid proportionately out of the Indemnity Escrow Fund and the Indemnity Escrowed Warrant Shares (in accordance with the allocation methodology set forth in Section 5(a)), first, with respect to the Indemnity Escrow Fund, with Escrowed Cash and, if there is not a sufficient amount of Escrowed Cash, with Escrowed Shares, which, together with the Indemnity Escrowed Warrant Shares, shall be valued for purposes of this Section 9(b) at the Daily Closing Price on the trading day immediately preceding the date of payment of such fees. The fees specified in the Fee Request shall be paid to the Securityholders’ Representative promptly, but in no event later than

11

30 days, following receipt by the Indemnity Escrow Agent and Warrant Escrow Agent of written approval by Parent, such approval not to be unreasonably withheld or delayed.

     (c) Reliance. Notices or communications to or from the Securityholders’ Representative shall constitute notice to or from each of the Securityholders. A decision, act, consent or instruction of the Securityholders’ Representative shall constitute a decision of all Securityholders and shall be final, binding and conclusive upon each of such Securityholders, and the Indemnity Escrow Agent, Parent and all other Parent Indemnified Parties may rely upon any such decision, act, consent or instruction of the Securityholders’ Representative as being the decision, act, consent or instruction of each and every such Securityholder. The Indemnity Escrow Agent, Parent and all other Parent Indemnified Parties are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholders’ Representative. The Securityholders’ Representative shall not be liable to the Securityholders for any act done or omitted hereunder as the Securityholders’ Representative except as provided in Section 8.7 of the Merger Agreement.

     10. Indemnity Escrow Agent.

     (a) Duties. The Indemnity Escrow Agent shall hold and safeguard the Indemnity Escrow Fund during the Indemnity Escrow Period, and shall hold and dispose of the Indemnity Escrow Fund only in accordance with the terms of this Agreement and with at least the same degree of care that it exercises with respect to its own similar property. The Indemnity Escrow Agent: (i) shall be obligated only for the performance of such duties as are specifically set forth in this Agreement; (ii) shall not be responsible for any of the agreements referred to or described herein (including the Merger Agreement or any of the exhibits thereto), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, except where such other agreement is referred to in this Agreement either (A) explicitly or (B) implicitly by use of a capitalized term not defined herein but defined therein; (iii) shall not be obligated to take any legal or other action hereunder which might in its reasonable judgment involve material expense or liability unless it shall have been furnished with indemnity reasonably acceptable to it; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for determining the accuracy thereof; and (v) may consult counsel satisfactory to it, including in-house counsel, in respect of any action taken, suffered or omitted by it hereunder. Without limiting the generality of clause (iv) above, the Indemnity Escrow Agent shall be entitled to rely conclusively upon a Parent Indemnification Certificate (subject to the provisions of Section 6(b)) or any memorandum of agreement or written decision of arbitrators, as the case may be, for the number of Escrowed Shares and Indemnity Escrowed Warrant Shares and the amount of Escrowed Cash to be delivered pursuant to such instruments without any duty to verify or recalculate same.

     (b) Compliance with Orders. The Indemnity Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or any written decision of arbitrators. If the Indemnity Escrow Agent obeys or complies with any such order, judgment or decree of any court or any written decision of arbitrators, the Indemnity Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of

12

such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

     (c) Reliance. The Indemnity Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the other parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

     (d) Indemnification. Neither the Indemnity Escrow Agent nor any of its directors, officers or employees shall be liable to anyone for any action taken or omitted to be taken by it or any of its directors, officers or employees hereunder except in the case of gross negligence, bad faith or willful misconduct. In no event shall the Indemnity Escrow Agent be liable for indirect, punitive, special or consequential damages or loss whatsoever. Parent and the Indemnity Fund Securityholders (collectively, the “Escrow Agent Indemnifying Parties”) shall, jointly and severally, indemnify the Indemnity Escrow Agent and hold it harmless from and against any fee, loss, liability or expense (including reasonable attorneys’ fees and expenses) (a “Loss”) incurred by the Indemnity Escrow Agent arising out of or in connection with the performance of its obligations in accordance with the provisions of this Agreement or with the administration of its duties hereunder, unless such Loss shall arise out of or be caused by the Indemnity Escrow Agent’s gross negligence, bad faith or willful misconduct; provided, however, that the Indemnity Escrow Fund shall be the exclusive source for the satisfaction by the Indemnity Fund Securityholders of the indemnity obligation set forth in this Section 10(d); provided, further, that the indemnity agreement contained in this Section 10(d) shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of the Securityholders’ Representative and Parent.

     (e) Contribution. Each of the Escrow Agent Indemnifying Parties shall contribute to the indemnification liability under this Section 10 in such proportion as is appropriate to reflect the relative fault of each individual Escrow Agent Indemnifying Party. In all cases where there is no such basis for allocating contribution for such indemnification liability, one half of the total of such indemnification liability shall be paid by Parent and one half of the total of such indemnification liability shall be paid out of the Indemnity Escrow Fund; provided, however, that if insufficient funds are available in the Indemnity Escrow Fund (the “Shortfall”) to pay such half, then Parent shall pay the amount of such Shortfall.

     (f) Resignation; Removal. The Indemnity Escrow Agent may (i) be removed by mutual consent of Parent and the Securityholders’ Representative, provided that the Warrant Escrow Agent and the Securityholders’ Escrow Agent are also so removed, and (ii) resign at any time, in each case, upon giving at least 30 days’ prior written notice to the Indemnity Escrow Agent or Parent and the Securityholders’ Representative, as applicable; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows: Parent and the Securityholders’ Representative shall use their best efforts to mutually agree upon a successor agent within 30 days after the applicable party receives, or parties receive, such notice. If the parties fail to agree upon a successor escrow agent within such time, the Securityholders’ Representative, with the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, shall have the right to appoint a

13

successor escrow agent. The successor escrow agent selected in the preceding manner shall execute and deliver an instrument accepting such appointment and becoming a party to this Agreement and it shall thereupon be deemed the Indemnity Escrow Agent hereunder and it shall without further acts be vested with all the estates, properties, rights, powers, and duties of the predecessor the Indemnity Escrow Agent as if originally named as the Indemnity Escrow Agent. If no successor escrow agent is named, the Indemnity Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent. Thereafter, the predecessor Indemnity Escrow Agent shall be discharged from any further duties and liabilities under this Agreement. If the Indemnity Escrow Agent is removed pursuant to clause (i) above, Parent and the Securityholders’ Representative shall appoint a successor escrow agent in accordance with the procedure set forth in clause (ii) above, provided that the successor escrow agent is the same as the successor escrow agent appointed under the Warrant Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement. The provisions of Section 9(d) shall survive the resignation or removal of the Indemnity Escrow Agent or the termination of this Agreement. Nothing in this Section 10(f) shall affect Parent’s right under Section 8(g) of the Warrant Escrow Agreement.

     (g) Distribution of Indemnity Escrow Fund. Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Indemnity Escrow Agent be required or obligated to distribute any of the Indemnity Escrow Fund (or take other action that may be called for hereunder to be taken by the Indemnity Escrow Agent) sooner than two Business Days after (i) it has received the applicable documents required under this Agreement or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

     (h) Disputes. Should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of the Indemnity Escrow Fund, or should any claim be made upon the Indemnity Escrow Agent or the Indemnity Escrow Fund by a third party, the Indemnity Escrow Agent upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, the portion of the Indemnity Escrow Fund in dispute until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Indemnity Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Indemnity Escrow Fund.

     (i) Transfer Agent. The Indemnity Escrow Agent shall deliver to Mellon Investor Services (the “Transfer Agent”) the original stock certificates representing Escrowed Shares, together with appropriate instructions, whenever the Indemnity Escrow Agent is to disburse Escrowed Shares, whether in payment of a claim or to the Indemnity Fund Securityholders, under the terms hereof. The Indemnity Escrow Agent shall not be liable for the actions or inaction of the Transfer Agent provided the Indemnity Escrow Agent has given the Transfer Agent instructions which conform to the terms hereof. Parent shall cause the Transfer Agent to issue to the Indemnity Escrow Agent stock certificates representing the Escrowed Shares remaining in the Indemnity Escrow Fund upon a distribution of the Escrowed Shares and

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to issue stock certificates in the name of the Indemnity Fund Securityholders, as instructed by the Securityholders’ Representative.

     (j) Fees and Expenses. Parent and the Indemnity Fund Securityholders shall pay or reimburse the Indemnity Escrow Agent for its normal services hereunder. Such fees shall be shared equally by Parent and the Indemnity Fund Securityholders. The Indemnity Escrow Agent shall satisfy the Indemnity Fund Securityholders’ portion of such reimbursement obligation solely from the Indemnity Escrow Fund.

     (k) Periodic Statements. Within ten days following the end of each month, the Indemnity Escrow Agent shall provide to Parent and the Securityholders’ Representative [monthly][quarterly] statements identifying transactions, transfers or holdings of the Indemnity Escrow Fund. Each [monthly][quarterly] statement shall be deemed to be correct and final upon receipt thereof by Parent and the Securityholders’ Representative unless either one notifies the Indemnity Escrow Agent and the other party in writing to the contrary within 30 days of the date of such statement.

     11. Miscellaneous.

     (a) Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of Parent, the Securityholders’ Representative and the Indemnity Escrow Agent. Any amendment or waiver effected in accordance with this Section 10(a) shall be binding upon the parties and their respective successors and assigns.

     (b) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. If the Indemnity Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Indemnity Escrow Agent.

     (c) Governing Law; Jurisdiction; Jury Trial. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. The parties to this Agreement (i) irrevocably submit to the personal jurisdiction of the state or federal courts of the United States of America located in Wilmington, Delaware and (ii) waive any claim of improper venue or any claim that those courts are in an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10(g) or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

     (d) Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were

15

not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or of the United States, in the State of Delaware, in either case sitting in Wilmington, Delaware, this being in addition to any other remedy to which they are entitled under this Agreement.

     (e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

     (f) Interpretation. The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Sections shall refer to Sections of this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents or instruments defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents or instruments as from time to time amended, modified or supplemented, including by waiver or consent. References to a person also refer to its predecessors and permitted successors and assigns. All references in this Agreement to “$” shall refer to United States currency.

     (g) Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by overnight courier or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, as follows:

                    If to Parent:

                    Ivanhoe Energy Inc.
                    5060 California Avenue, Suite 400
                    Bakersfield, California 93309
                    Attn:     Oscar Blake
                    Fax:     661-869-2820

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                     with copies to:

                     Goodmans
                     19th Floor — 355 Burrard Street
                     Vancouver, BC
                     Canada V6C 2G8
                     Attn:     Steven Robertson
                     Fax:     604-682-7131

                     and:

                     Paul, Weiss, Rifkind, Wharton & Garrison LLP
                     1285 Avenue of the Americas
                     New York, NY 10019-6064
                     Attn:     Jeffrey D. Marell, Esq.
                     Fax:     212-757-3990

                     If to the Securityholders’ Representative:

                     Raymond T. Pirraglia
                     74 Narrows Road South
                     Staten Island, New York 10305
                     Fax: 718-815-2987

                     with a copy to:

                     Robert A. Pirraglia
                     20 Park Plaza, Suite 434
                     Boston, Massachusetts 02116
                     Fax: 617-266-0557

                     If to Indemnity Escrow Agent:

                     Mellon Investor Services
                     Overpeck Centre
                     85 Challenger Road
                     Ridgefield, New Jersey 07660
                     Attn:     Susan Ohene
                     Fax:     201-329-8967

or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

     (h) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted for that provision in order to carry out,

17

so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

     (i) Entire Agreement. This Agreement, the Merger Agreement, the Canadian Exchange Agreement, the Warrant Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement (together with all the annexes or exhibits thereto and other agreements delivered in connection therewith), constitute the entire agreement and supersede all other prior or contemporaneous agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement.

     (j) Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

[Signature Page Follows]

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     The parties have executed this Agreement as of the date first above written.

IVANHOE ENERGY INC.

By:_____________________________________

Name:____________________________

Title:_____________________________

MELLON INVESTOR SERVICES,
as Indemnity Escrow Agent

By:_____________________________________

Name:____________________________

Title:_____________________________

RAYMOND T. PIRRAGLIA,
as Securityholders’ Representative

Exhibit F

WARRANT ESCROW AGREEMENT

     WARRANT ESCROW AGREEMENT, dated as of _____________, 2005 (this “Agreement”), by and among IVANHOE ENERGY INC., a Yukon corporation (“Parent”), RAYMOND T. PIRRAGLIA (the “Securityholders’ Representative”) and MELLON INVESTOR SERVICES, a _____________, as escrow agent (the “Warrant Escrow Agent”).

RECITALS

     A. Parent, Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Ensyn Group, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of December 11, 2004 (the “Merger Agreement”), pursuant to which Parent will acquire the Company through the merger (the “Merger”) of Merger Sub with and into the Company with the Company as the surviving corporation.

     B. Immediately prior to the Merger, it is contemplated under the Merger Agreement that Parent and certain Canadian stockholders of the Company will consummate a transaction whereby such stockholders will exchange their shares for the consideration they would have received in respect of those shares pursuant to the Merger had they not sold their shares to Parent immediately prior to the Merger (the “Canadian Transaction”).

     C. As of the Effective Time of the Merger, each Company Warrant shall be converted, by virtue of the Merger and without any action on the part of the holder of that Company Warrant, into a warrant exercisable for the Merger Consideration that such holder would have been entitled to receive had such holder exercised the Company Warrant immediately prior to the Closing Date.

     D. The Merger Agreement and the Canadian Exchange Agreement contemplate that the Warrant Escrow Fund provided for herein shall (i) be available to pay the Merger Consideration to holders of Company Warrants that exercise their Company Warrants after the Closing Date and (ii) to the extent not all Company Warrants are exercised prior to their expiration or termination, be payable pursuant to Participation Rights to the Securityholders entitled to receive Merger Consideration pursuant to the Merger Agreement and the Canadian Exchange Agreement, and upon exercise of Company Warrants.

     E. Pursuant to the Merger and the Canadian Transaction, the Securityholders will receive shares of Parent Common Stock, a cash payment and Participation Rights. The aggregate Merger Consideration consisting of Parent Common Stock and cash to be issued upon exercise of all Company Warrants outstanding as of the Closing Date is to be deposited into the Warrant Escrow Fund provided for hereby.

     F. The Merger Agreement and the Canadian Exchange Agreement contemplate that the portion of the Warrant Escrow Fund provided for herein that consists of Indemnity Escrowed Warrant Shares, together with the Indemnity Escrow Fund under the Indemnity Escrow Agreement, shall be (i) available to secure the indemnification obligations of the Securityholders under the Merger Agreement and (ii) held to secure the Company’s obligations to meet certain business development milestones, in accordance with the terms set forth in this Agreement, the Merger Agreement and the Indemnity Escrow Agreement.

           G. The parties desire to establish the terms and conditions pursuant to which the Warrant Escrow Fund will be established and maintained.

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

     2. Consent of Securityholders and Securityholders’ Representative; Appointment of Warrant Escrow Agent. By virtue of the approval of the Merger Agreement by the stockholders of the Company, and pursuant to the Canadian Exchange Agreement, the Securityholders have, without any further act of any Securityholder, consented to (i) the establishment of the Warrant Escrow Fund to secure the payment of the Merger Consideration to holders of Company Warrants that exercise their Company Warrants after the Closing Date and, to the extent not all Company Warrants are exercised prior to their expiration or termination, to provide for the payment to the Securityholders of their Participation Rights, (ii) the appointment of the Securityholders’ Representative as their representative for purposes of this Agreement and as attorney-in-fact and agent for and on behalf of each Securityholder with respect to the subject matter of this Agreement, and the taking by the Securityholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken or made by them under this Agreement (including, without limitation, authorizing delivery of the Indemnity Escrowed Warrant Shares to a Parent Indemnified Party pursuant to the terms of this Agreement and the Indemnity Escrow Agreement) and (iii) all of the other provisions set forth in this Agreement. The Securityholders’ Representative hereby agrees to act as the Securityholders’ representative in accordance with, and agrees to be bound by, the applicable terms of this Agreement, the Merger Agreement and the Securityholders’ Representative Fund Escrow Agreement. The Warrant Escrow Agent hereby accepts appointment as Warrant Escrow Agent and agrees to accept delivery of and hold the Warrant Escrow Fund in escrow subject to the terms and conditions of this Agreement, the Merger Agreement, the Indemnity Escrow Fund and the Securityholders’ Representative Fund Escrow Agreement.

     3. Warrant Escrow.

           (a) Warrant Escrow Fund. Pursuant to Section 2.2(b) of the Merger Agreement, at the Closing, Parent shall deposit with the Warrant Escrow Agent on behalf of the Securityholders the Escrowed Warrant Consideration, which shall consist of shares of Parent Common Stock (other than fractional shares of Parent Common Stock, in lieu of which cash shall be paid into the Warrant Escrow Fund) and cash (such cash, together with any cash deposited into the Warrant Escrow Fund in lieu of fractional shares of Parent Common Stock, being the “Initial Escrowed Cash”). At the Closing, Parent shall deposit with the Warrant Escrow Agent an original certificate, registered in the name of the Warrant Escrow Agent, as escrow agent, representing such Parent Common Stock (the “Initial Escrowed Warrant Shares”). From time to time during the Warrant Escrow Period (as defined in Section 3(d) hereof), Parent shall deposit with the Warrant Escrow Agent, as promptly as practicable, (i) any additional shares of Parent Common Stock or other securities issued or distributed by Parent (including shares issued upon a stock split, stock dividend, stock distribution, reclassification, recapitalization, combination or similar change affecting the Parent Common Stock) in respect of the Initial Escrowed Warrant Shares or any other securities then held in the Warrant Escrow

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Fund (the “New Warrant Shares,” and together with the Initial Escrowed Warrant Shares, the “Escrowed Warrant Shares”), (ii) any cash dividends or other cash distributions paid by Parent in respect of the Escrowed Warrant Shares (“Cash Distributions”) and (iii) the cash exercise price paid by any holder of a Company Warrant who exercises such holder’s Company Warrant after the Closing Date (such cash exercise prices paid, together with the Initial Escrowed Cash and any Cash Distributions, being the “Warrant Escrowed Cash”). The Escrowed Warrant Shares and the Warrant Escrowed Cash are referred to herein as the “Warrant Escrow Fund.”

           (b) Investment. The Warrant Escrowed Cash shall not be invested.

           (c) Warrant Escrow Period. The Warrant Escrow Fund shall remain in existence from the Closing Date until the date that all Company Warrants have been exercised, have expired or have otherwise terminated, and all Participation Rights, if any, have been paid (the “Warrant Escrow Period”). For purposes of this Agreement (including, without limitation, Section 5), no Company Warrant shall be deemed to have expired or terminated (including Company Warrant Agreements Nos. 1 through 20) unless (i) such Company Warrant has an express maturity date or (ii) the holder of such Company Warrant provides a written acknowledgement of the expiration or termination of such Company Warrant to Parent and the Securityholders’ Representative.

     4. Participation Rights; Voting; Valuation.

           (a) Participation Rights. Each Securityholder shall have Participation Rights in the Warrant Escrow Fund equal to such Securityholder’s Pro Rata Portion. For the avoidance of doubt, a holder of Company Warrants who exercises such Company Warrants after the Closing Date and thereby becomes a Securityholder shall be entitled to such holder’s Pro Rata Portion of any distribution made pursuant to Section 5(c)(i) (including any distribution made before such holder exercised its Company Warrants) that would have been payable in respect of such holder’s Company Warrants had they been exercised immediately prior to the Closing Date. Immediately prior to any distributions of the Warrant Escrow Fund pursuant to Sections 5(c)(i) or 5(d), the Warrant Escrow Agent shall request and Parent shall provide to the Warrant Escrow Agent a schedule setting forth, as of the date of such request, the name of each Securityholder and such Securityholder’s Pro Rata Portion; provided, however, that each such schedule shall be approved by the Securityholders’ Representative (which approval shall not be unreasonably withheld or delayed) prior to Parent delivering such schedule to the Warrant Escrow Agent. The Warrant Escrow Agent and Parent (after approval of such schedule by the Securityholders’ Representative) shall be entitled to rely conclusively on the information set forth in the schedule of Securityholders’ Pro Rata Portions provided to the Warrant Escrow Agent hereunder from time to time.

           (b) Voting. Parent shall have the right to direct the voting of the Escrowed Warrant Shares.

           (c) Valuation of Escrowed Warrant Shares. For purposes of determining the value of Escrowed Warrant Shares held in the Warrant Escrow Fund, each share of Parent Common Stock constituting an Escrowed Warrant Share shall be deemed to be valued at the Closing Price (as adjusted for any stock splits, stock dividends, stock distributions, reclassifications, recapitalizations, combinations or similar changes affecting the Parent

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Common Stock occurring after the Closing Price is established pursuant to Section 3.2(b) of the Merger Agreement), notwithstanding the then current market price of the Parent Common Stock.

     5. Distributions. Subject to Section 6 and Section 8(b) hereof, the Warrant Escrow Fund (not including the Indemnity Escrowed Warrant Shares) shall be distributed as follows:

           (a) Notice of Exercise of Company Warrant. Within two Business Days of receipt by Parent or the Company of a notice from a holder of Company Warrants exercising one or more Company Warrants, Parent or the Company, as the case may be, shall provide a copy of such notice to the other and to the Securityholders’ Representative. Upon the determination by Parent and the Securityholders’ Representative that the exercise of such Company Warrants is valid (which determination as to validity shall be made within ten Business Days after such notice is received by the Securityholders’ Representative, or at such earlier time as may be required to comply with the terms of such Company Warrants), Parent and the Securityholders’ Representative shall deliver to the Warrant Escrow Agent a certificate signed by an officer of Parent and the Securityholders’ Representative (a “Joint Certificate”) (i) stating that one or more Company Warrants have been duly exercised, (ii) stating the exercise price(s) with respect thereto and (iii) providing instructions for the delivery of the Merger Consideration payable to such holder of the exercised Company Warrants (less any Indemnity Escrowed Warrant Shares if the Company Warrant is exercised prior to the Indemnity Escrow Termination Date).

           (b) Delivery of Merger Consideration. Upon receipt by the Warrant Escrow Agent of (i) a Joint Certificate pursuant to Section 5(a) and (ii) the full amount of the exercise price payable in respect of the Company Warrants described in the Joint Certificate, the Warrant Escrow Agent shall (A) deposit the aggregate exercise price so received into the Warrant Escrow Fund and (B) deliver to the holder of each Company Warrant that has so exercised Company Warrants, from the Warrant Escrow Fund, (x) the Merger Consideration payable with respect to each Company Warrant so exercised (less any Indemnity Escrowed Warrant Shares if the Company Warrant is exercised prior to the Indemnity Escrow Termination Date) and (y) such holder’s Pro Rata Portion of any distribution previously made pursuant to Section 5(c)(i).

           (c) Release of Excess Warrant Escrow Fund.

               (i) Parent and the Securityholders’ Representative shall deliver a Joint Certificate to the Warrant Escrow Agent within ten Business Days following the end of each calendar [month][quarter], stating the aggregate maximum amount of Escrowed Warrant Consideration that may be payable in respect of all Company Warrants outstanding as of the end of such [month][quarter] (including the portion of any distributions made pursuant to this Section 5(c)(i) relating to any unexercised Company Warrants to be held in the Warrant Escrow Fund) (the “Remaining Warrant Merger Consideration”). If as of such [month][quarter] end the value of the Warrant Escrow Fund (not including the value of the Indemnity Escrowed Warrant Shares) exceeds the value of the Remaining Warrant Merger Consideration (not including the value of the Indemnity Escrowed Warrant Shares) by $50,000 or more, the Warrant Escrow Agent shall deliver to the Securityholders, in accordance with their respective Pro Rata Portions, as promptly as practicable, Escrowed Warrant Shares and Warrant Escrowed Cash, in the relative amounts set forth in Section 5(c)(ii), having an aggregate value equal to the aggregate value of the assets in the Warrant Escrow Fund (not including the Indemnity Escrowed Warrant Shares) minus the Remaining Warrant Merger Consideration. If as of each anniversary date of the Closing Date, the value of the Warrant Escrow Fund (not including the value of the

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Indemnity Escrowed Warrant Shares) exceeds the value of the Remaining Warrant Merger Consideration by $10,000 or more, the Warrant Escrow Agent shall deliver to the Securityholders, in accordance with their respective Pro Rata Portions, as promptly as practicable, Escrowed Warrant Shares and Warrant Escrowed Cash, in the relative amounts set forth in Section 5(c)(ii), having an aggregate value equal to the aggregate value of the assets in the Warrant Escrow Fund (not including the Indemnity Escrowed Warrant Shares) minus the Remaining Warrant Merger Consideration. Notwithstanding the foregoing, (A) a portion of any distribution from the Warrant Escrow Fund made pursuant to this Section 5(c)(i) equal to the Pro Rata Portion that would have been payable to holders of then-unexercised Company Warrants had such Company Warrants been exercised immediately prior to the Closing Date shall be retained by the Warrant Escrow Agent in the Warrant Escrow Fund, such Pro Rata Portions to be delivered to holders of such unexercised Company Warrants upon the exercise thereof and (B) any distribution of Escrowed Warrant Shares and/or Warrant Escrowed Cash to Securityholders pursuant to this Section 5(c)(i) shall be subject to, and shall not be made prior to, any distribution of all or a portion of such Escrowed Warrant Shares and Warrant Escrowed Cash required to be made to the Securityholders’ Representative pursuant to Section 6(d).

               (ii) Any distribution from the Warrant Escrow Fund to Securityholders pursuant to Section 5(c)(i) shall consist of a combination of Escrowed Warrant Shares and Warrant Escrowed Cash such that, to the extent possible, it is ensured that a number of Escrowed Warrant Shares and an amount of Warrant Escrowed Cash necessary to satisfy any Remaining Warrant Merger Consideration shall remain in the Warrant Escrow Fund.

     (d) Termination of Warrant Escrow Fund. Promptly upon the occurrence thereof, Parent and the Securityholders’ Representative shall deliver a Joint Certificate to the Warrant Escrow Agent notifying the Warrant Escrow Agent of (i) the date that all Company Warrants have been exercised, have expired or have terminated or (ii) the occurrence of a Change of Control affecting Parent. Upon receipt by the Warrant Escrow Agent of a Joint Certificate stating that either of such events has occurred, the Warrant Escrow Agent shall deliver, as promptly as practicable, the Escrowed Warrant Shares (other than Indemnity Escrowed Warrant Shares, if any, which shall remain in the Warrant Escrow Agreement in order to be used to satisfy indemnification obligations under Article VIII of the Merger Agreement as provided in Section 6) and Warrant Escrowed Cash to the Securityholders, in each case, in accordance with their respective Pro Rata Portions, and the Warrant Escrow Fund shall terminate; provided, however, that any distribution of the Escrowed Warrant Shares and Warrant Escrowed Cash to Securityholders pursuant to this Section 5(d) shall be subject to, and shall not be made prior to, any distribution of all or a portion of such Escrowed Warrant Shares and Warrant Escrowed Cash required to be made to the Securityholders’ Representative pursuant to Section 6(d). Thereafter, assuming the Warrant Escrow Fund terminates pursuant to Section 5(d)(ii), each holder of unexercised Company Warrants shall look only to Parent for payment of any claim for Merger Consideration.

     (e) Cash in Lieu of Fractional Shares; Cash Requests.

               (i) In lieu of fractional shares of Parent Common Stock otherwise distributable to the Securityholders pursuant to this Section 5, the Securityholders shall be entitled to receive an amount of cash equal to the product obtained by multiplying (A) that fraction of an Escrowed Warrant Share to which such Securityholder would otherwise have been entitled to receive by (B) the Closing Price (as adjusted for any stock splits, stock dividends,

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stock distributions, reclassifications, recapitalizations, combinations or similar changes affecting the Parent Common Stock occurring after the Closing Price has been established pursuant to Section 3.2(b) of the Merger Agreement). In lieu of fractional shares of securities other than Parent Common Stock issued or issuable upon distribution of such securities from the Warrant Escrow Fund, if any, the Warrant Escrow Agent shall make such distribution of cash as shall be agreed by the Securityholders’ Representative and Parent.

               (ii) If there is insufficient Warrant Escrowed Cash in the Warrant Escrow Fund to make any cash payments pursuant to Section 5(e)(i), the Warrant Escrow Agent may submit a written request (a “Cash Request”) to Parent for such cash amounts as soon as practicable after it becomes aware of the need for such cash amounts. Within five Business Days after the receipt of a Cash Request, Parent shall deposit with the Warrant Escrow Agent sufficient funds to pay such cash amounts; provided, however, that Parent shall be reimbursed therefor pursuant to the following sentence. The Warrant Escrow Agent shall deliver to Parent that number of Escrowed Warrant Shares corresponding to such cash amounts based on the Closing Price (as adjusted for any stock splits, stock dividends, stock distributions, reclassifications, recapitalizations, combinations or similar changes affecting the Parent Common Stock occurring after the Closing Price has been established pursuant to Section 3.2(b) of the Merger Agreement) (provided, however, that fractional shares shall not be distributed to Parent until the aggregate of such fractional shares equals a whole number) and the Warrant Escrow Fund shall be reduced by such number of Escrowed Warrant Shares.

     (f) Taxes. Each Securityholder shall be responsible for his, her or its Pro Rata Portion for all Taxes resulting from any distributions to such Securityholder of the Warrant Escrow Fund pursuant to this Agreement. Any amounts paid out of the Warrant Escrow Fund to any Securityholder that is treated as interest for United States federal income Tax purposes under the Code shall be deemed paid first by any Warrant Escrow Cash paid to the Securityholder out of the distribution made to the Securityholder.

6. Indemnity Escrowed Warrant Shares

     (a) Indemnification Obligations. As provided in Article VIII of the Merger Agreement and the Canadian Exchange Agreement, the Securityholders shall indemnify and hold harmless each Parent Indemnified Party from and against certain Damages in accordance with the Merger Agreement. The Indemnity Escrow Fund (less any Excess Proceeds (as defined in the Indemnity Escrow Agreement) included therein) and the Indemnity Escrowed Warrant Shares shall be the exclusive sources for the satisfaction of these indemnity obligations of the Securityholders, subject to the limitations, and in the manner provided, in this Agreement, the Indemnity Escrow Agreement and the Merger Agreement.

     (b) Notice of Indemnification Claim Payment. After receipt by the Warrant Escrow Agent of a written notice from the Indemnity Escrow Agent specifying (i) that payment of an indemnification claim for Damages is to be properly paid, (ii) the name of Parent Indemnified Party that is to be paid, (iii) the value or number of Indemnity Escrowed Warrant Shares to be paid with respect to such Indemnified Damages Payment (as defined in Section 6(d) of the Indemnity Escrow Agreement and as calculated pursuant to Section 5(a) thereof) and (iv) the date payment is to take place (unless such written notice has been dispensed because the Indemnity Escrow Agent and the Warrant Escrow Agent are the same entity), the Warrant

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Escrow Agent shall deliver the appropriate number of Indemnity Escrowed Warrant Shares to the Parent Indemnified Party on the appointed date.

     (c) Notice of Release or Termination. After receipt by the Warrant Escrow Agent of a written notice from the Indemnity Escrow Agent specifying that a portion of the assets of the Indemnity Escrow Fund has been released pursuant to Section 7(a) of the Indemnity Escrow Agreement or that the Indemnity Escrow Fund has terminated pursuant to Section 7(b) of the Indemnity Escrow Agreement (unless such written notice has been dispensed because the Indemnity Escrow Agent and the Warrant Escrow Agent are the same entity), (i) in the case of a release of a portion of the assets of the Indemnity Escrow Fund, 50% of the Indemnity Escrowed Warrant Shares remaining in the Warrant Escrow Fund (other than the number of Indemnity Escrowed Warrant Shares that would be allocated for payment of any then-unresolved claims for Payable Damages (as defined in the Indemnity Escrow Agreement), if any, as provided in Section 7(a) of the Indemnity Escrow Agreement) shall cease to be classified as “Indemnity Escrowed Warrant Shares” and shall no longer be used to satisfy any indemnification claim of Parent under Article VIII of the Merger Agreement, or (ii) in the case of the termination of the Indemnity Escrow Fund, 100% of the Indemnity Escrowed Warrant Shares remaining in the Warrant Escrow Fund (other than the number of Indemnity Escrowed Warrant Shares that would be allocated for payment of (A) any then-unresolved claims for Payable Damages (as defined in the Indemnity Escrow Agreement), if any, as provided in Section 7(a) of the Indemnity Escrow Agreement, and (B) Estimated Fees (as defined in the Indemnity Escrow Agreement)) shall cease to be classified as “Indemnity Escrowed Warrant Shares” and shall no longer be used to satisfy any indemnification claim of Parent under Article VIII of the Merger Agreement. As each claim described in clause (ii) of the preceding sentence is resolved, the Indemnity Escrowed Warrant Shares then remaining in the Warrant Escrow Fund and not required to satisfy such resolved claims or any remaining unresolved claims shall cease to be classified as “Indemnity Escrowed Warrant Shares,” subject to any obligation to distribute such Indemnity Escrowed Warrant Shares as requested by the Securityholders’ Representative pursuant to Section 7(c) of the Indemnity Escrow Agreement. In the event the Securityholders’ Representative’s actual fees incurred in resolving all unresolved claims as of the last day of the Indemnity Escrow Period is less than the Estimated Fees, the remaining number of Indemnity Escrowed Warrant Shares shall cease to be classified as “Indemnity Escrowed Warrant Shares” and shall no longer be used to satisfy any indemnification claim of Parent under Article VIII of the Merger Agreement.

     (d) Fund Deficiency. Distributions shall be made from the Indemnity Escrowed Warrant Shares to satisfy any Fund Deficiency as provided in Section 7(c) of the Indemnity Escrow Agreement.

     7. Securityholders’ Representative.

     (a) Removal. The Securityholders’ Representative may be changed in accordance with the terms of Section 8.7 of the Merger Agreement and the Securityholders’ Representative Fund Escrow Agreement. A Majority of the Securityholders shall notify the Warrant Escrow Agent and Parent in writing of any such change and the Warrant Escrow Agent and Parent shall be entitled to rely upon such notice without further inquiry.

     (b) Fees. No bond shall be required of the Securityholders’ Representative. As more fully provided in the Indemnity Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement, the Securityholders’ Representative shall be entitled to

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receive a fee of $250.00 per hour for time spent fulfilling the Securityholders’ Representative Obligations, with such fees to be paid out of the Indemnity Escrow Fund and the Indemnity Escrowed Warrant Shares as provided in the Indemnity Escrow Agreement.

     (c) Reliance. Notices or communications to or from the Securityholders’ Representative shall constitute notice to or from each of the Securityholders. A decision, act, consent or instruction of the Securityholders’ Representative shall constitute a decision of all Securityholders and shall be final, binding and conclusive upon each of such Securityholders, and the Warrant Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Securityholders’ Representative as being the decision, act, consent or instruction of each and every such Securityholder. The Warrant Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholders’ Representative. The Securityholders’ Representative shall not be liable to the Securityholders for any act done or omitted hereunder as the Securityholders’ Representative except as provided in Section 8.7 of the Merger Agreement. Notwithstanding the foregoing, after the Indemnity Escrow Termination Date, the Securityholders’ Representative shall be entitled to have his fees for time spent by him fulfilling his duties under this Agreement paid out of the Warrant Escrow Fund before any distribution is made pursuant to Section 5(c)(i).

     8. Warrant Escrow Agent.

     (a) Duties. The Warrant Escrow Agent shall hold and safeguard the Warrant Escrow Fund during the Warrant Escrow Period, and shall hold and dispose of the Warrant Escrow Fund only in accordance with the terms of this Agreement and with at least the same degree of care that it exercises with respect to its own similar property. The Warrant Escrow Agent: (i) shall be obligated only for the performance of such duties as are specifically set forth in this Agreement; (ii) shall not be responsible for any of the agreements referred to or described herein (including the Merger Agreement or any of the exhibits thereto), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, except where such other agreement is referred to in this Agreement either (A) explicitly or (B) implicitly by use of a capitalized term not defined herein but defined therein; (iii) shall not be obligated to take any legal or other action hereunder which might in its reasonable judgment involve material expense or liability unless it shall have been furnished with indemnity reasonably acceptable to it; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for determining the accuracy thereof; and (v) may consult counsel satisfactory to it, including in-house counsel, in respect of any action taken, suffered or omitted by it hereunder. Without limiting the generality of clause (iv) above, the Warrant Escrow Agent shall be entitled to rely conclusively upon a Joint Certificate with respect to the Merger Consideration to be paid to the holder of an exercised Company Warrant named in such Joint Certificate pursuant to such instrument without any duty to verify or recalculate the same.

     (b) Compliance with Orders. The Warrant Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or any written decision of arbitrators. If the Warrant Escrow Agent obeys or complies with any such order, judgment or decree of any court or any written decision of arbitrators, the Warrant Escrow Agent

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shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

     (c) Reliance. The Warrant Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the other parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

     (d) Indemnification. Neither the Warrant Escrow Agent nor any of its directors, officers or employees shall be liable to anyone for any action taken or omitted to be taken by it or any of its directors, officers or employees hereunder except in the case of gross negligence, bad faith or willful misconduct. In no event shall the Warrant Escrow Agent be liable for indirect, punitive, special or consequential damages or loss whatsoever. Parent and the Securityholders (collectively, the “Escrow Agent Indemnifying Parties”) shall, jointly and severally, indemnify the Warrant Escrow Agent and hold it harmless from and against any fee, loss, liability or expense (including reasonable attorneys’ fees and expenses) (a “Loss”) incurred by the Warrant Escrow Agent arising out of or in connection with the performance of its obligations in accordance with the provisions of this Agreement or with the administration of its duties hereunder, unless such Loss shall arise out of or be caused by the Warrant Escrow Agent’s gross negligence, bad faith or willful misconduct; provided, however, that the Indemnity Escrowed Warrant Shares shall be the exclusive source for the satisfaction by the Securityholders of the indemnification obligation set forth in this Section 8(d); provided, further, that the indemnity agreement contained in this Section 8(d) shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of the Securityholders’ Representative and Parent.

     (e) Contribution. Each of the Escrow Agent Indemnifying Parties shall contribute to the indemnification liability under this Section 8 in such proportion as is appropriate to reflect the relative fault of each individual Escrow Agent Indemnifying Party. In all cases where there is no such basis for allocating contribution for such indemnification liability, one half of the total of such indemnification liability shall be paid out of the Indemnity Escrowed Warrant Shares and one half of the total of such indemnification liability shall be paid by Parent; provided, however, that if insufficient funds are available from the then remaining Indemnity Escrowed Warrant Shares (the “Shortfall”) to pay such half, then Parent shall pay the amount of such Shortfall.

     (f) Resignation; Removal. The Warrant Escrow Agent may (i) be removed by mutual consent of Parent and the Securityholders’ Representative, provided that the Indemnity Escrow Agent and the Securityholders’ Escrow Agent are also so removed, and (ii) resign at any time, in each case, upon giving at least 30 days’ prior written notice to the Warrant Escrow Agent or Parent and the Securityholders’ Representative, as applicable; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows: Parent and the Securityholders’ Representative shall use their best efforts to mutually agree upon a successor agent within 30 days after the applicable party receives, or parties receive, such notice. If the parties fail to agree upon a successor escrow agent within such time, the Securityholders’ Representative, with the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, shall have the right to appoint a successor escrow agent. The successor escrow agent selected in the

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preceding manner shall execute and deliver an instrument accepting such appointment and becoming a party to this Agreement and it shall thereupon be deemed the Warrant Escrow Agent hereunder and it shall without further acts be vested with all the estates, properties, rights, powers, and duties of the predecessor the Warrant Escrow Agent as if originally named as the Warrant Escrow Agent. If no successor escrow agent is named, the Warrant Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent. Thereafter, the predecessor Warrant Escrow Agent shall be discharged from any further duties and liabilities under this Agreement. If the Warrant Escrow Agent is removed pursuant to clause (i) above, Parent and the Securityholders’ Representative shall appoint a successor escrow agent in accordance with the procedure set forth in clause (ii) above, provided that the successor escrow agent appointed is the same as the successor escrow agent appointed under the Indemnity Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement. The provisions of Section 8(d) shall survive the resignation or removal of the Warrant Escrow Agent or the termination of this Agreement.

     (g) Parent as Warrant Escrow Agent. Notwithstanding anything contained herein to the contrary, if the Company Warrants have been exercised prior to the “Warrant Escrow Agent Termination Date” (such date being the later of (i) the second anniversary of the Closing Date and (ii) the Indemnity Escrow Termination Date, as the same shall have been extended until such date as all unresolved claims on that date shall have been resolved) and upon delivery of 10 days’ advance written notice to the Securityholders’ Representative, Parent, at its election, may cause the Warrant Escrow Agent to be removed replaced by Parent, who thereupon shall act as Warrant Escrow Agent hereunder; provided, however, that the Warrant Escrow Agent in place immediately prior to the Warrant Escrow Agent Termination Date shall not be so removed if the Securityholders’ Representative shall agree to pay or reimburse all of the normal fees and expenses of the Warrant Escrow Agent so in place that are incurred on or after the Warrant Escrow Agent Termination Date, such reimbursement obligation to be satisfied solely from the Warrant Escrow Fund. In the event of an election by Parent under this Section 8(g), the provisions of this Section 8 shall no longer apply.

     (h) Distribution of Warrant Escrow Fund. Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Warrant Escrow Agent be required or obligated to distribute any of the Warrant Escrow Fund (or take other action that may be called for hereunder to be taken by the Warrant Escrow Agent) sooner than two Business Days after (i) it has received the applicable documents required under this Agreement or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

     (i) Disputes. Should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of the Warrant Escrow Fund, or should any claim be made upon the Warrant Escrow Agent or the Warrant Escrow Fund by a third party, the Warrant Escrow Agent upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, the portion of the Warrant Escrow Fund in dispute until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Warrant Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Warrant Escrow Fund.

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     (j) Transfer Agent. The Warrant Escrow Agent shall deliver to Mellon Investor Services (the “Transfer Agent”) the original stock certificates representing Escrowed Warrant Shares, together with appropriate instructions, whenever the Warrant Escrow Agent is to disburse Escrowed Warrant Shares, whether in payment of a claim or to the Securityholders, under the terms hereof. The Warrant Escrow Agent shall not be liable for the actions or inaction of the Transfer Agent provided the Warrant Escrow Agent has given the Transfer Agent instructions which conform to the terms hereof. Parent shall cause the Transfer Agent to issue to the Warrant Escrow Agent stock certificates representing the Escrowed Warrant Shares remaining in the Warrant Escrow Fund upon a distribution of the Escrowed Warrant Shares and to issue stock certificates in the name of the Securityholders, as instructed by the Securityholders’ Representative.

     (k) Periodic Statements. Within ten days following the end of each month, the Warrant Escrow Agent shall provide to Parent and the Securityholders’ Representative [monthly][quarterly] statements identifying transactions, transfers or holdings of the Warrant Escrow Fund. Each [monthly][quarterly] statement shall be deemed to be correct and final upon receipt thereof by Parent and the Securityholders’ Representative unless either one notifies the Warrant Escrow Agent and the other party in writing to the contrary within 30 days of the date of such statement.

     (l) Fees and Expenses. Parent and the Securityholders shall pay or reimburse the Warrant Escrow Agent for its normal services hereunder. Such fees shall be shared equally by Parent and the Securityholders. The Warrant Escrow Agent shall satisfy the Securityholders’ portion of such reimbursement obligation solely from the Warrant Escrow Fund.

     9. Miscellaneous.

     (a) Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of Parent, the Securityholders’ Representative and the Warrant Escrow Agent. Any amendment or waiver effected in accordance with this Section 9(a) shall be binding upon the parties and their respective successors and assigns.

     (b) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. If the Warrant Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Warrant Escrow Agent.

     (c) Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or of the United States, in the State of Delaware, in either case sitting in Wilmington, Delaware, this being in addition to any other remedy to which they are entitled under this Agreement.

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     (d) Governing Law; Jurisdiction; Jury Trial. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. The parties to this Agreement (i) irrevocably submit to the personal jurisdiction of the state or federal courts of the United States of America located in Wilmington, Delaware and (ii) waive any claim of improper venue or any claim that those courts are in an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(g) or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

     (e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

     (f) Interpretation. The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Sections shall refer to Sections of this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents or instruments defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents or instruments as from time to time amended, modified or supplemented, including by waiver or consent. References to a person also refer to its predecessors and permitted successors and assigns. All references in this Agreement to “$” shall refer to United States currency.

     (g) Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by overnight courier or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, as follows:

                     If to Parent:

                     Ivanhoe Energy Inc.
                     5060 California Avenue, Suite 400
                     Bakersfield, California 93309
                     Attn: Oscar Blake
                     Fax: 661-869-2820

                     with copies to:

                     Goodmans

                     19th Floor — 355 Burrard Street

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                     Vancouver, BC
                     Canada V6C 2G8
                     Attn: Steven Robertson
                     Fax: 604-682-7131

                     and:

                     Paul, Weiss, Rifkind, Wharton & Garrison LLP
                     1285 Avenue of the Americas
                     New York, NY 10019-6064

                     Attn: Jeffrey D. Marell, Esq.
                     Fax: 212-757-3990

                     If to the Securityholders’ Representative:

                     Raymond T. Pirraglia
                     74 Narrows Road South
                     Staten Island, New York 10305
                     Fax: 718-815-2987

                     with a copy to:

                     Robert A. Pirraglia
                     20 Park Plaza, Suite 434
                     Boston, Massachusetts 02116
                     Fax: 617-266-0557

                     If to Warrant Escrow Agent:

                     Mellon Investor Services
                     Overpeck Centre
                     85 Challenger Road
                     Ridgefield, New Jersey 07660

                     Attn: Susan Ohene
                     Fax: 201-329-8967

or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

     (h) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

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     (i) Entire Agreement. This Agreement, the Merger Agreement, the Canadian Exchange Agreement, the Indemnity Escrow Agreement and the Securityholders’ Representative Fund Escrow Agreement (together with all the annexes or exhibits thereto and other agreements delivered in connection therewith), constitute the entire agreement and supersede all other prior or contemporaneous agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement.

     (j) Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

[Signature Page Follows]

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     The parties have executed this Agreement as of the date first above written.

IVANHOE ENERGY INC.
By:	____________________________________
Name:_______________________________
Title:________________________________

MELLON INVESTOR SERVICES as Warrant Escrow Agent
By:	____________________________________
Name:_______________________________
Title:________________________________

RAYMOND T. PIRRAGLIA, as Securityholders’ Representative

_______________________________________

EXHIBIT G

SECURITYHOLDERS’ REPRESENTATIVE FUND ESCROW AGREEMENT

     SECURITYHOLDERS’ REPRESENTATIVE FUND ESCROW AGREEMENT, dated as of _____________, 2005 (this “Agreement”), by and among IVANHOE ENERGY INC., a Yukon corporation (“Parent”), RAYMOND T. PIRRAGLIA (the “Securityholders’ Representative”) and MELLON INVESTOR SERVICES, a _____________, as escrow agent (the “Securityholders’ Escrow Agent”).

RECITALS

               A. Parent, Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Ensyn Group, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of December 11, 2004 (the “Merger Agreement”), pursuant to which Parent will acquire the Company through the merger (the “Merger”) of Merger Sub with and into the Company with the Company as the surviving corporation.

               B. Immediately prior to the Merger, it is contemplated under the Merger Agreement that Parent and certain Canadian stockholders of the Company will consummate a transaction whereby such stockholders will exchange their shares for the consideration they would have received in respect of those shares pursuant to the Merger had they not sold their shares to Parent immediately prior to the Merger (the “Canadian Transaction”).

               C. The Merger Agreement and the Canadian Exchange Agreement contemplate that the Securityholders’ Representative may draw funds from the Securityholders’ Representative Fund for the payment of any out-of-pocket fees and expenses, including reasonable legal and accounting fees and expenses (the “Securityholders’ Representative Expenses”), associated with the Securityholders’ Representative’s execution of the duties and obligations as such representative under the terms of this Agreement, the Merger Agreement (including any letters of transmittal contemplated thereby), the Canadian Exchange Agreement, the Indemnity Escrow Agreement and the Warrant Escrow Agreement (the “Securityholders’ Representative Obligations”).

               D. Pursuant to the Merger Agreement and the Canadian Transaction, the Securityholders, as part of the consideration to be paid for their shares of Company Common Stock, will receive a cash payment, a portion of which is to be deposited into the Securityholders’ Representative Fund provided for hereby.

               E. The parties desire to establish the terms and conditions pursuant to which the Securityholders’ Representative Fund will be established and maintained.

               Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:

     1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

     2. Consent of Securityholders and Securityholders’ Representative; Appointment of Securityholders’ Escrow Agent. By virtue of the approval of the Merger Agreement by the stockholders of the Company, and pursuant to the Canadian Exchange Agreement, the Securityholders have, without any further act of any Securityholder, consented to (i) the establishment of the Securityholders’ Representative Fund to provide the means for paying the Securityholders’ Representative Expenses, (ii) the appointment of the Securityholders’ Representative as their representative for purposes of this Agreement and as attorney-in-fact and agent for and on behalf of each Securityholder with respect to the subject matter of this Agreement, (iii) the taking by the Securityholders’ Representative of any and all actions and the making of any and all decisions required or permitted to be taken or made by them under this Agreement (including, without limitation, authorizing payment of the Securityholders’ Representative Expenses) and (iv) all of the other provisions set forth in this Agreement. The Securityholders’ Representative hereby agrees to act as the Securityholders’ representative in accordance with, and agrees to be bound by, the applicable terms of this Agreement and the Merger Agreement. The Securityholders’ Escrow Agent hereby accepts appointment as the Securityholders’ escrow agent and agrees to accept delivery of and hold the Securityholders’ Representative Fund in escrow subject to the terms and conditions of this Agreement and the Merger Agreement.

     3. Securityholders’ Escrow.

               (a) Securityholders’ Representative Fund. Pursuant to Section 2.2(f) of the Merger Agreement, at the Closing Parent shall deposit with the Securityholders’ Escrow Agent an amount in cash equal to $1,000,000 (together with any income earned thereon, the “Securityholders’ Representative Fund”).

               (b) Investment. The Securityholders’ Escrow Agent shall invest and reinvest the Securityholders’ Representative Fund in money market funds that invest primarily in short-term U.S. Treasury securities, obligations of or guaranteed by the United States of America or any agency thereof, certificates of deposit or bankers acceptances issued by any national or state chartered bank having total assets of at least $500,000,000 with a maturity not later than one year from the date of investment, or such other investments as may be specified from time to time to the Securityholders’ Escrow Agent by the written instructions of the Securityholders’ Representative. In no event shall the Securityholders’ Escrow Agent be liable for the selection of investments or for investment losses incurred thereon. In no event shall the Securityholders’ Representative be liable for the election of investments or for investment losses incurred thereon, except as provided in Section 8.7 of the Merger Agreement.

     4. Pro Rata Portion. Each Securityholder’s proportionate interest in the Securityholders’ Representative Fund shall be equal to such Securityholder’s Pro Rata Portion. Immediately prior to any distribution pursuant to Section 6, the Securityholders’ Escrow Agent shall request and Parent shall provide to the Securityholders’ Escrow Agent a schedule setting forth, as of the date of such request, the name of each Securityholder and such Securityholder’s Pro Rata Portion; provided, however, that such schedule shall be approved by the Securityholders’ Representative (which approval shall not be unreasonably withheld or delayed) prior to Parent delivering such schedule to the Securityholders’ Escrow Agent. The Securityholders’ Escrow Agent and Parent (after approval of such schedule by the

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Securityholders’ Representative) shall be entitled to rely conclusively on the information set forth in the schedule of the Securityholders’ Pro Rata Portions provided to the Securityholders’ Escrow Agent.

     5. Payment of Securityholders’ Representative Expenses.

               (a) The Securityholders’ Representative may submit any Securityholders’ Representative Expenses associated with the Securityholders’ Representative Obligations (a “Submitted Expense”) for payment out of the Securityholders’ Representative Fund by delivering to the Securityholders’ Escrow Agent (with a copy to the designated representative of Credit Suisse First Boston Management Corporation, Robert G. Graham and Parent) at any time on or before 5:00 p.m. (EST) on the last day of the Securityholders’ Escrow Period, a certificate signed by the Securityholders’ Representative (a “Certificate”) that, with respect to such expense, (i) sets forth the amount of the Submitted Expense, together with an invoice or similar form substantiating such amount, (ii) contains instructions for payment and (iii) describes in reasonable detail the Securityholders’ Representative Obligations that gave rise to the Submitted Expense. Upon timely receipt of a Certificate requesting payment of a Submitted Expense, the Securityholders’ Escrow Agent shall promptly pay such Submitted Expense in accordance with the payment instructions set forth in the Certificate out of the Securityholders’ Representative Fund.

               (b) If at any time the amount in the Securityholders’ Representative Fund is not sufficient to cover payment of a Submitted Expense, the Securityholders’ Representative shall have the right to submit such expense for payment out of the Indemnity Escrow Fund and the Warrant Escrow Fund as provided for under the Indemnity Escrow Agreement and Warrant Escrow Agreement, respectively.

     6. Expiration and Release of Securityholders’ Representative Fund. (a) The Securityholders’ Representative Fund shall remain in existence from the Closing Date until the earlier of: (a) the date on which the balance of the Securityholders’ Representative Fund falls below $1,000 or (b) the date on which both the Warrant Escrow Fund and the Indemnity Escrow Fund are terminated (or with respect to the Warrant Escrow Fund, the date on which Parent becomes Warrant Escrow Agent) pursuant to the Warrant Escrow Agreement and Indemnity Escrow Agreement, respectively (the “Securityholders’ Escrow Period”). Promptly upon expiration of the Securityholders’ Escrow Period, the Securityholders’ Representative shall deliver a certificate signed by it to the Securityholders’ Escrow Agent notifying it of such expiration. Upon the expiration of the Securityholders’ Escrow Period, the Securityholders’ Representative Fund shall terminate, and any amounts remaining in the Securityholders’ Representative Fund shall be delivered to the Securityholders in proportion to each Securityholder’s Pro Rata Portion (calculated pursuant to Section 4 hereof) and to the Warrant Escrow Agent, as applicable; provided, however, that if the Securityholders’ Representative Fund expires due to the passage of time, (i) an amount equal to the full amount of each Submitted Expense specified in any Certificate containing a demand for payment delivered to the Securityholders’ Escrow Agent on or before the end of the last day of the Securityholders’ Escrow Period that remains unpaid as of the last day of the Securityholders’ Escrow Period shall remain in the Securityholders’ Representative Fund (and the Securityholders’ Representative Fund shall remain in existence) until such expenses have been paid, and (ii) any distribution shall

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be subject to, and shall not be made prior to, the payment of such Submitted Expenses.

               (a) Following the termination of the Securityholders’ Escrow Period, this Agreement shall terminate, except that Sections 8(d) and (e) shall continue to be effective until such time as the Warrant Escrow Agreement is terminated.

     7. Taxes. For tax reporting purposes, interest or other income earned from the investment of the Securityholders’ Representative Fund or any portion thereof that is distributed by the Securityholders’ Escrow Agent to any Person pursuant to the terms of this Agreement shall be reported as allocated to such Person when paid to such Person. Each Securityholder shall be responsible for his, her or its Pro Rata Portion of (i) all Taxes resulting from any interest or other income earned on the Securityholders’ Representative Fund and (ii) all Taxes resulting from any distributions of the Securityholders’ Representative Fund to such Securityholder.

     8. Securityholders’ Representative.

               (a) Removal. The Securityholders’ Representative may be changed in accordance with the terms of Section 8.7 of the Merger Agreement. A Majority of the Securityholders shall notify the Securityholders’ Escrow Agent and Parent in writing of any such change and the Securityholders’ Escrow Agent and Parent shall be entitled to rely upon such notice without further inquiry. The provisions of Section 8(d) shall survive the removal or resignation of any Securityholders’ Representative.

               (b) Fees. No bond shall be required of the Securityholders’ Representative. As more fully provided in the Indemnity Escrow Agreement, the Securityholders’ Representative shall be entitled to receive a fee of $250.00 per hour for time spent fulfilling the Securityholders’ Representative Obligations, with such fees to be paid out of the Indemnity Escrow Fund and Indemnity Escrowed Warrant Shares.

               (c) Reliance. Notices or communications to or from the Securityholders’ Representative shall constitute notice to or from each of the Securityholders. A decision, act, consent or instruction of the Securityholders’ Representative shall constitute a decision of all Securityholders and shall be final, binding and conclusive upon each of such Securityholders, and the Securityholders’ Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Securityholders’ Representative as being the decision, act, consent or instruction of each and every such Securityholder. The Securityholders’ Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholders’ Representative. The Securityholders’ Representative shall not be liable to the Securityholders for any act done or omitted hereunder as the Securityholders’ Representative except as provided in Section 8.7 of the Merger Agreement.

               (d) Indemnification. Each Securityholder shall severally indemnify the Securityholders’ Representative and hold him harmless from and against any fee, loss, liability or expense (including reasonable attorneys’ fees and expenses) (a “Loss”) incurred by the Securityholders’ Representative arising out of or in connection with the acceptance or performance of his obligations under this Agreement, the Indemnity Escrow Agreement, the

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Warrant Escrow Agreement or the Merger Agreement. The Securityholders’ Representative shall be entitled to be reimbursed for any such Loss first out of any funds otherwise distributable to the Securityholders, including amounts distributable out of the Securityholders’ Escrow Fund pursuant to Section 6, amounts distributable out of the Indemnity Escrow Fund or release of the Indemnity Escrowed Warrant Shares and amounts distributable pursuant to Section 5(c)(i) of the Warrant Escrow Agreement, and then by the Securityholders pursuant to Section 8(e) of this Agreement.

     (e) Right of Contribution. If at any time amounts in the Securityholders’ Representative Fund and the Indemnity Escrow Fund and the Indemnity Escrowed Warrant Shares are insufficient to cover payment of a Submitted Expense or a Loss, then the Securityholders’ Representative shall have the right to seek contribution from any or all Securityholders of such Submitted Expense or Loss (the “Contribution Amount”). If such Securityholder does not pay his, her or its Contribution Amount within 20 Business Days following receipt of a written request for the Contribution Amount from the Securityholders’ Representative, any unpaid amount shall bear default interest from and including the due date to but excluding the date of payment at a rate per annum equal to the prime rate as published in The Wall Street Journal, Central Edition in effect from time to time. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed. The Securityholders’ Representative shall be entitled to take all actions reasonably necessary to collect any Contribution Amount from each Securityholder.

     9. Securityholders’ Escrow Agent.

     (a) Duties. The Securityholders’ Escrow Agent shall hold and safeguard the Securityholders’ Representative Fund during the Securityholders’ Escrow Period, and shall hold and dispose of the Securityholders’ Representative Fund only in accordance with the terms of this Agreement and with at least the same degree of care that it exercises with respect to its own similar property. The Securityholders’ Escrow Agent: (i) shall be obligated only for the performance of such duties as are specifically set forth in this Agreement; (ii) shall not be responsible for any of the agreements referred to or described herein (including the Merger Agreement or any of the exhibits thereto), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, except where such other agreement is referred to in this Agreement either (A) explicitly or (B) implicitly by use of a capitalized term not defined herein but defined therein; (iii) shall not be obligated to take any legal or other action hereunder which might in its reasonable judgment involve material expense or liability unless it shall have been furnished with indemnity reasonably acceptable to it; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for determining the accuracy thereof; and (v) may consult counsel satisfactory to it, including in-house counsel, in respect of any action taken, suffered or omitted by it hereunder. Without limiting the generality of clause (iv) above, the Securityholders’ Escrow Agent shall be entitled to rely conclusively upon a Certificate for the amount to be paid to the Person named in such Certificate without any duty to verify or recalculate same.

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     (b) Compliance with Orders. The Securityholders’ Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or any written decision of arbitrators. If the Securityholders’ Escrow Agent obeys or complies with any such order, judgment or decree of any court or any written decision of arbitrators, the Securityholders’ Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

     (c) Reliance. The Securityholders’ Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the other parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

     (d) Indemnification. Neither the Securityholders’ Escrow Agent nor any of its directors, officers or employees shall be liable to anyone for any action taken or omitted to be taken by it or any of its directors, officers or employees hereunder except in the case of gross negligence, bad faith or willful misconduct. In no event shall the Securityholders’ Escrow Agent be liable for indirect, punitive, special or consequential damages or loss whatsoever. Parent and the Securityholders (collectively, the “Escrow Agent Indemnifying Parties”) shall, jointly and severally, indemnify the Securityholders’ Escrow Agent and hold it harmless from and against any Loss incurred by the Securityholders’ Escrow Agent arising out of or in connection with the performance of its obligations in accordance with the provisions of this Agreement or with the administration of its duties hereunder, unless such Loss shall arise out of or be caused by the Securityholders’ Escrow Agent’s gross negligence, bad faith or willful misconduct; provided, however, that the Securityholders’ Representative Fund shall be the exclusive source for the satisfaction by the Securityholders of the indemnity obligations contained in this Section 9(d); provided, further, that the indemnity agreement contained in this Section 9(d) shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of the Securityholders’ Representative.

     (e) Contribution. Each of the Escrow Agent Indemnifying Parties shall contribute to the indemnification liability under this Section 9 in such proportion as is appropriate to reflect the relative fault of each individual Escrow Agent Indemnifying Party. In all cases where there is no such basis for allocating contribution for such indemnification liability, one half of the total of such indemnification liability shall be paid by Parent and one half of the total of such indemnification liability shall be paid out of the Securityholders’ Representative Fund; provided, however, that if insufficient funds are available in the Securityholders’ Representative Fund (the “Shortfall”), then Parent shall pay the amount of such Shortfall.

     (f) Resignation; Removal. The Securityholders’ Escrow Agent may (i) be removed by mutual consent of Parent and the Securityholders’ Representative, provided that the Indemnity Escrow Agent and Warrant Escrow Agent are also so removed, and (ii) resign at any time, in each case, upon giving at least 30 days’ prior written notice to the Securityholders’ Representative and Parent; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows:

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     Parent and the Securityholders’ Representative shall use their best efforts to mutually agree upon a successor agent within 30 days after the applicable party receives, or parties receive, such notice. If the parties fail to agree upon a successor escrow agent within such time, the Securityholders’ Representative, with the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, shall have the right to appoint a successor escrow agent. The successor escrow agent selected in the preceding manner shall execute and deliver an instrument accepting such appointment and becoming a party to this Agreement and it shall thereupon be deemed the Securityholders’ Escrow Agent hereunder and it shall without further acts be vested with all the estates, properties, rights, powers, and duties of the predecessor the Securityholders’ Escrow Agent as if originally named as the Securityholders’ Escrow Agent. If no successor escrow agent is named, the Securityholders’ Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent. Thereafter, the predecessor Securityholders’ Escrow Agent shall be discharged from any further duties and liabilities under this Agreement. If the Securityholders’ Escrow Agent is removed pursuant to clause (i) above, Parent and the Securityholders’ Representative shall appoint a successor escrow agent in accordance with the procedure set forth in this Section 9(f), provided that the successor escrow agent is the same as the successor escrow agent appointed under the Indemnity Escrow Agreement and the Warrant Escrow Agreement. The provisions of Section 9(d) shall survive the resignation or removal of the Securityholders’ Escrow Agent or the termination of this Agreement. Nothing in this Section 9(f) shall affect Parent’s right under Section 8(g) of the Warrant Escrow Agreement.

     (g) Distribution of Securityholders’ Representative Fund. Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Securityholders’ Escrow Agent be required or obligated to distribute any of the Securityholders’ Representative Fund (or take other action that may be called for hereunder to be taken by the Securityholders’ Escrow Agent) sooner than two Business Days after (i) it has received the applicable documents required under this Agreement or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

     (h) Disputes. Should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of the Securityholders’ Representative Fund, or should any claim be made upon the Securityholders’ Escrow Agent or the Securityholders’ Representative Fund by a third party, the Securityholders’ Escrow Agent upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, the portion of the Securityholders’ Representative Fund in dispute until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Securityholders’ Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Securityholders’ Representative Fund.

     (i) Fees and Expenses. Parent and the Securityholders shall pay or reimburse the Securityholders’ Escrow Agent for its normal services hereunder. Such fees shall be shared equally by Parent and the Securityholders. The Securityholders’ Escrow Agent shall satisfy the

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Securityholders’ portion of such reimbursement obligation from the Securityholders’ Representative Fund.

     (j) Periodic Statements. Within ten days following the end of each month, the Securityholders’ Escrow Agent shall provide to the Securityholders’ Representative [monthly][quarterly] statements identifying transactions, transfers or holdings of the Securityholders’ Representative Fund. Each [monthly][quarterly] statement shall be deemed to be correct and final upon receipt thereof by the Securityholders’ Representative unless the Securityholders’ Representative notifies the Securityholders’ Escrow Agent in writing to the contrary within 30 days of the date of such statement.

     10. Miscellaneous.

     (a) Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of Parent, the Securityholders’ Representative and the Securityholders’ Escrow Agent. Any amendment or waiver effected in accordance with this Section 10(a) shall be binding upon the parties and their respective successors and assigns.

     (b) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. If the Securityholders’ Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Securityholders’ Escrow Agent.

     (c) Governing Law; Jurisdiction; Jury Trial. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. The parties to this Agreement (i) irrevocably submit to the personal jurisdiction of the state or federal courts of the United States of America located in Wilmington, Delaware and (ii) waive any claim of improper venue or any claim that those courts are in an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10(g) or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

     (d) Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or of the United States, in the State of Delaware, in either case sitting in Wilmington, Delaware, this being in addition to any other remedy to which they are entitled under this Agreement.

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     (e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

     (f) Interpretation. The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Sections shall refer to Sections of this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents or instruments defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents or instruments as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person also refer to its predecessors and permitted successors and assigns. All references in this Agreement to “$” shall refer to United States currency.

     (g) Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by overnight courier or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, as follows:

                     If to Parent:

                     Ivanhoe Energy Inc.
                     5060 California Avenue, Suite 400
                     Bakersfield, California 93309
                     Attn: Oscar Blake
                     Fax: 661-869-2820

                     with copies to:

                     Goodmans
                     19th Floor — 355 Burrard Street
                     Vancouver, BC
                     Canada V6C 2G8
                     Attn: Steven Robertson
                     Fax: 604-682-7131

                     and:

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                     Paul, Weiss, Rifkind, Wharton & Garrison LLP
                     1285 Avenue of the Americas
                     New York, NY 10019-6064
                     Attn: Jeffrey D. Marell, Esq.
                     Fax: 212-757-3990

                     If to the Securityholders’ Representative:

                     Raymond T. Pirraglia
                     74 Narrows Road South
                     Staten Island, New York 10305
                     Fax: 718-815-2987

                     with a copy to:

                     Robert A. Pirraglia
                     c/o Ensyn Group, Inc.
                     20 Park Plaza, Suite 434
                     Boston, Massachusetts 02116
                     Fax: 617-266-0557

                     If to Securityholders’ Escrow Agent:

                     Mellon Investor Services
                     Overpeck Centre
                     85 Challenger Road
                     Ridgefield, New Jersey 07660
                     Attn: Susan Ohene
                     Fax: 201-329-8967

or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

     (h) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

     (i) Entire Agreement. This Agreement, the Merger Agreement, the Canadian Exchange Agreement, the Indemnity Escrow Agreement and the Warrant Escrow Agreement (together with all the annexes or exhibits thereto and other agreements delivered in connection

10

therewith), constitute the entire agreement and supersede all other prior or contemporaneous agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement.

     (j) Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

IVANHOE ENERGY INC.
By:
Name:_______________________________
Title:________________________________

MELLON INVESTOR SERVICES as Warrant Escrow Agent
By:
Name:_______________________________
Title:________________________________

RAYMOND T. PIRRAGLIA, as Securityholders’ Representative

_______________________________________

EXHIBIT I

[Date]

Ivanhoe Group
The World Trade Centre
654-999 Canada Place
Vancouver, BC
Canada  V6C 3E1

Ladies and Gentlemen:

     I have been advised that I may be deemed to be an “Affiliate” of Ensyn Group, Inc., a Delaware corporation (the “Company”), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Neither my entering into this letter agreement nor anything contained in this letter agreement, shall be deemed an admission on my part that I am such an “Affiliate.”

     Under the terms of the Agreement and Plan of Merger, dated as of December      , 2004 (the “Merger Agreement”), by and among Ivanhoe Energy Inc., a Delaware corporation (“Parent”), Ivanhoe Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company. Merger Sub plans to merge with and into the Company (the “Merger”). As a result of the Merger, I may receive common shares, par value $.001 per share, of Parent (the “Parent Common Stock”) in exchange for my shares of common stock, par value $.001 per share, of the Company.

     I represent and warrant to Parent and Merger Sub that in such event:

     A. I shall not make any sale, transfer or other disposition of Parent Common Stock in violation of the Securities Act or the Rules and Regulations.

     B. I have carefully read this letter agreement and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Common Stock, to the extent I believed necessary, with my counsel or counsel for the Company.

     C. I have been advised that since at the time the Merger is or was submitted for a vote of the stockholders of the Company, I may be or may have been deemed to have been an Affiliate of the Company and a distribution by me of Parent Common Stock has not been registered under the Securities Act, I may not sell, transfer or otherwise dispose of the Parent Common Stock I receive in the Merger unless such sale, transfer or other disposition (i) has been registered under the Securities Act, (ii) is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Securities Act or (iii) occurs in a transaction which, in the opinion of counsel reasonably acceptable to Parent or as described in a “no-action” or interpretive letter from the staff of the SEC, is otherwise exempt from registration under the Securities Act.

     D. I understand that neither Parent nor Merger Sub is under any obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf or to take any other action necessary in order to make compliance with an exemption from registration available except as indicated below.

     E. I understand that stop transfer instructions will be given to Parent’s transfer agent with respect to my Parent Common Stock and that there will be placed on my Parent Common Stock certificates, or any substitutions for them, a legend stating in substance:

The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies and may only be transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.

     F. I also understand that, unless the sale, transfer or other disposition by me of Parent Common Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution of those shares within the meaning of the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed except in accordance with an exemption from the registration requirements of the Securities Act of 1933, as amended.

     It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legends, and/or the issuance of a letter to Parent’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to

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me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to Parent (i) a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Parent, or other evidence reasonably satisfactory to Parent, to the effect that such legends and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration statement under the Securities Act.

     By its acceptance hereof, Parent agrees, for a period of two years after the Effective Time, that it will file on a timely basis all reports required to be filed by it pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any Parent Common Stock issued to me in the Merger.

     It is understood and agreed that this agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Very truly yours, ___________________________ Name:

Accepted this __________ day of
__________, 2005, by:

IVANHOE ENERGY INC.

By: ___________________________
Name:
Title:

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Exhibit J

[Exhibit Intentionally Omitted]

Exhibit K

AMENDED AND RESTATED
MANAGEMENT, ADMINISTRATION
AND SERVICES AGREEMENT

     THIS AMENDED AND RESTATED MANAGEMENT, ADMINISTRATION AND SERVICES AGREEMENT (the “Agreement”), made and entered into as of the 1st day of October, 2003 and amended and restated as of the ___ day of ________, 2005 (the “Effective Date”) is by and among ENSYN RENEWABLES, INC., a corporation formed under the laws of the State of Delaware (“ERI”), ENSYN TECHNOLOGIES INC., a corporation formed under the laws of Canada (“ETI”), and ENSYN PETROLEUM INTERNATIONAL LTD., a corporation formed under the laws of the State of Delaware (“EPIL”). ERI, ETI and EPIL are sometimes referred to herein individually as a “Party” and collectively as the “Parties” provided that neither ERI nor ETI will be construed herein as a Party in respect of one another.

     WHEREAS, EPIL is interested in engaging ERI to provide certain management services to EPIL and its affiliates in the manner and on the terms and conditions hereinafter set forth (the “ERI Services”) and ERI is willing and capable of providing the ERI Services pursuant to the terms of this Agreement; and

     WHEREAS, EPIL is interested in engaging ETI to provide certain day-to-day administration, engineering and operational services to EPIL and its affiliates in the manner and on the terms and conditions hereinafter set forth (the “ETI Services”) and ETI is willing and capable of providing the ETI Services pursuant to the terms of this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which is acknowledged, ETI and EPIL agree as follows:

1	Services

1.1	EPIL hereby engages ERI to provide the ERI Services and ERI hereby accepts such engagement.

1.2	EPIL hereby engages ETI to provide the ETI Services and ETI hereby accepts such engagement.

2	Term

2.1	The term of this Agreement, as it pertains to the ERI Services, shall commence on the Effective Date and shall terminate the earlier of:

(a)	September 30, 2005, unless extended by the mutual agreement of ERI and EPIL in writing at least thirty (30) days before such termination date; or

(b)	the date of termination of this Agreement in accordance with paragraph 6.

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2.2	The term of this Agreement as it pertains to the ETI Services shall commence on the Effective Date and shall terminate the earlier of:

(a)	September 30, 2007, unless extended by the mutual agreement of ETI and EPIL in writing at least thirty (30) days before such termination date; or

(b)	the date of termination of this Agreement in accordance with paragraph 6.

3	Services

3.1	The ERI Services to be provided by ERI to EPIL and its affiliates will consist of general management advice to EPIL and its affiliates, including supervision of its day to day operations to the extent reasonably requested by EPIL’s senior management. In performing its duties hereunder, ERI agrees to provide the services of Dr. Robert Graham (“Graham”) and Robert Pirraglia (“Pirraglia”) and/or such individuals as are mutually agreed to by the Parties. It is understood and agreed that each of Graham and Pirraglia shall devote approximately 55% of his business time in the employment of ERI to the ERI Services.

3.2	The ETI Services to be provided by ETI to EPIL and its affiliates will consist of:

(a)	the following administration-related services on a day-to-day basis:

(i)	general administrative services;

(ii)	accounting, finance and treasury support functions;

(iii)	tax coordination and external financial audit support;

(iv)	computer and communication equipment infrastructure support; and

(b)	the following other services to EPIL as needed:

(i)	research and development and lab support;

(ii)	engineering; and

(iii)	operations related services.

With respect to the services to be provided pursuant to Section 3.2(a), it is the parties’ expectation that that no more than 80 hours per month of services shall be provided by ETI to EPIL.

With respect to the services to be provided pursuant to Section 3.2(b), it is anticipated that the engineering shall be provided by Barry Freel, Geoffrey Hopkins and Kris Clark and/or such

2

individuals as are mutually agreed to by the Parties and that the operations related services will be provided by Doug Clarke and others; however, it is anticipated that no individual shall provide more that 80 hours per month of services under this Agreement, and in no case shall an individual be required to provide more than 800 hours per year of services under this Agreement.

4	Compensation

4.1	As compensation for the ERI Services, EPIL will pay to ERI, on a monthly basis within ten (10) days of the receipt of an invoice from ERI, all of ERI’s costs with respect to its employment of Pirraglia during the term of this Agreement including, without limitation, Pirraglia’s salary and employee benefits (other than (a) any business expenses incurred by Pirraglia for which ERI is reimbursed in full by a third party and (b) any bonus and (c) any severance payment), it being understood that ERI will retain the sole obligation and responsibility to pay all of the costs of its employment of Graham. Notwithstanding the foregoing, in the event that ERI’s employment of Graham or Pirraglia is terminated, ERI’s costs with respect to the employment of the other thereafter shall be borne equally by ERI and EPIL during the remainder of the term of this Agreement as it pertains to the ERI Services.

4.2	As compensation for the ETI Services, EPIL agrees to pay to ETI, on a monthly basis within ten (10) days of the receipt of an invoice from ETI as follows:

(a)	for the services described in section 3.2(a) of this Agreement, EPIL shall pay ETI Eight Thousand and 00/100 (US$8,000.00) Dollars per month; and

(b)	for the services described in section 3.2(b) of this Agreement, EPIL shall pay ETI on an hourly rate calculated to reflect overhead and other costs of ETI employees as follows: 2.5 times the “direct payroll charges” on an hourly basis for employees providing services, with such charges for each employee providing services computed by dividing the weekly payroll for such employee by 40 hours.

EPIL shall pay all out-of-pocket costs incurred by ETI on behalf of EPIL which are reasonably related to the provision of ETI Services including, but not limited to, fees, expenses and costs of legal counsel and tax and other professionals, and of third party vendors. The Parties understand that ETI may, at its option, require EPIL to pay such out-of-pocket costs directly to the appropriate persons to whom payment is owed upon the terms established by such persons and ETI. Alternatively, ETI, at its option, may pay such out-of-pocket costs and request reimbursement therefor from EPIL. In the latter instance, ETI shall present a written request for reimbursement to EPIL, and EPIL shall pay to ETI the amount stated in the request for reimbursement within ten (10) days of its receipt thereof.

4.3	It is understood that EPIL may request that ETI perform petroleum testing and, to the extent that such testing does not unreasonably interfere with the operations of ETI, ETI shall make reasonable efforts to accommodate such requests. In the event that petroleum testing is provided by ETI, notwithstanding the foregoing provisions of this Agreement, in addition to the payments for services provided in Section 4.2(b), EPIL agrees to pay ETI cost plus 15% for any direct expenses incurred by ETI in performing such petroleum testing including, without

3

limitation, supplies, parts, consumables, utilities, payments to third party vendors, transportation, shipping and taxes thereon.

4.4	In the event that EPIL has reasonable grounds for objection to a payment payable under Section 4.1, 4.2 or 4.3, the Parties will negotiate in good faith to resolve the basis for objection.

4.5	Any payment due under this Agreement shall be grossed-up for any withholding taxes imposed.

5	Indemnity

5.1	EPIL agrees to indemnify and hold harmless ERI and its directors, officers, agents, servants and employees from and against any and all claims, losses, and/or liabilities, including reasonable attorneys’ fees and court costs, arising out or in connection with this Agreement or the performance of services hereunder, except in instances of gross negligence, bad faith, willful misconduct or fraud.

5.2	EPIL agrees to indemnify and hold harmless ETI and its directors, officers, agents, servants and employees from and against any and all claims, losses, and/or liabilities, including reasonable attorneys’ fees and court costs, arising out or in connection with this Agreement or the performance of services hereunder, except in instances of gross negligence, bad faith, willful misconduct or fraud.

6	Termination

     This Agreement may be sooner terminated on the first to occur of the following:

(a)	In the event that the Parties shall mutually agree in writing, this Agreement may be terminated on the terms and date stipulated therein.

(b)	In the event that a Party (“Nondefaulting Party”) shall have given written notice to the other Party (“Defaulting Party”) that the Defaulting Party has substantially defaulted in the performance of any obligation under this Agreement and such default shall not have been cured within ten (10) days following the giving of notice, the Nondefaulting Party shall have the right to immediately terminate this Agreement; provided, however, that if such default is not in the payment of amounts due hereunder and the Defaulting Party has made a reasonable effort to cure such default, and the default is capable of being cured and due diligence is being used to effectuate such cure, then the Nondefaulting Party may terminate this Agreement only if the default has not been cured within sixty (60) days of such notice.

(c)	In the event that a Party (i) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver or makes an assignment for the benefit of creditors; (ii) is subjected involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest with respect to the assets of such Party and such involuntary petition is not discharged

4

within sixty (60) days of its effective date; or (iii) admits in writing its inability, or is generally unable, to pay its debts as its debts become due, then the other Party may terminate this Agreement upon written notice to such Party.

Termination of this Agreement shall not affect or impair such rights and remedies as may be available to any of the Parties at law or in equity with respect to this Agreement or the breach hereof; and in no event shall any such termination extinguish or excuse obligations of any of the Parties accruing hereunder prior to such termination.

7	Relationships

It is expressly agreed by the Parties hereto that no act or omission of ERI or ETI, on the one hand, or EPIL, on the other hand, pursuant to the terms of this Agreement shall be construed to make or render either ERI or ETI the employee, partner, joint venturer or associate of EPIL, that the management of EPIL shall remain in the United States and this Agreement shall not create a permanent establishment of EPIL in Canada. All persons, other than third party specialists, providing services pursuant to this Agreement shall be employees of either EPIL or ETI, as the case may be, and not employees of EPIL.

8	Notices

     All notices and demands of any kind require or desired hereunder shall be in writing and shall be deemed to be given upon personal delivery or by mailing a copy thereof by registered or certified mail, postage prepaid, addressed as follows:

                     As to ERI:

                     Ensyn Renewables, Inc.

                     Attention:
                     Facsimile:

                     As to ETI:

                     Ensyn Technologies Inc.
                     2 Gurdwara Road
                     Suite 210
                     Ottawa, Ontario, Canada K2E 1A2
                     Attention: President
                     Facsimile: 613-248-2260

                     As to EPIL:

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                     Ensyn Petroleum International Ltd.
                     5060 California Avenue — Suite 400
                     Bakersfield, California 93309
                     Attention: Oscar Blake
                     Facsimile: 661-869-2820

                     with a copy to:

                     Ivanhoe Energy Inc.
                     654-999 Canada Place
                     Vancouver, British Columbia
                     V6C 2G8
                     Attention: Gordon Lancaster
                     Facsimile: 604-682-2060

9 Arbitration

     Any controversy, dispute, or claim arising out of, relating to, or concerning this Agreement will be resolved in an arbitration proceeding in Boston, Massachusetts in accordance with the Rules of the American Arbitration Association (the “AAA”) then existing, provided that, if the rules of the AAA differ from those in this paragraph, the provisions of this paragraph will control. Any demand for resolution of such a matter must be served on the other Party within the period covered by the applicable statute of limitations.

     This Section 9 will be specifically enforceable. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

     The arbitrator will have no authority to extend, modify, or suspend any of the terms of this Agreement. The arbitrator must make his award in writing and must accompany it with an opinion discussing the evidence and setting forth the reasons for the award. The decision of arbitrator within the scope of the submission will be final and binding on both Parties, and any right to judicial action on any matter subject to resolution by arbitration hereunder hereby is waived unless otherwise required by applicable law, except suit to enforce an award by the arbitrator or in the event resolution by an arbitrator is not available for any reason.

     Both of the Parties shall pay the arbitrator’s fees and charges; however, each Party shall bear its own costs and expenses with respect to the arbitration of any controversy, dispute, or claim under this Section 9, including, but not limited to, any legal fees or expenses.

10 Modification and Changes

     This Agreement may not be changed or modified except in a writing executed by the affected Parties.

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11 Successors and Assigns

     This Agreement may not be assigned by a Party without the written consent of the other Party. Except as otherwise provided herein, all of the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the Parties.

12 Counterparts

     This Agreement may be executed in counterpart, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

13 Headings

     The headings contained herein are only for the convenience of reference only and are not intended to define, limit or describe the scope of intent of any provisions of this Agreement.

14 Severability

     If any provision of this Agreement is held by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of any such provision in any other circumstances or the validity or enforceability of this Agreement, and this Agreement shall be construed as if such void, invalid or unenforceable provision has been stricken from this Agreement as of the Effective Date.

15 Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

7

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

ENSYN RENEWABLES, INC.

By: ____________________________________________
Name: __________________________________________
Title: ___________________________________________

ENSYN TECHNOLOGIES INC.

By: ____________________________________________ Name: __________________________________________ Title: ___________________________________________

ENSYN PETROLEUM INTERNATIONAL LTD.

By: ____________________________________________
Name: __________________________________________
Title: ___________________________________________

8

Exhibit N

AGREEMENT AND PLAN OF DISTRIBUTION

dated as of [            ], 2005

Between

ENSYN GROUP, INC.,

ENSYN RENEWABLES INC.

and

ERI HOLDINGS, INC.

     AGREEMENT AND PLAN OF DISTRIBUTION, dated as of [            ], 2005 (the “Agreement”), between ENSYN GROUP, INC., a Delaware corporation (“EGI”), ENSYN RENEWABLES INC., a Delaware corporation and a wholly owned direct subsidiary of EGI (“ERI”), and ERI HOLDINGS, INC., a Delaware corporation and a wholly owned direct subsidiary of EGI (“ERI Holdings”).

     WHEREAS, Ivanhoe Energy Inc., a Yukon corporation (“Ivanhoe”), Ivanhoe Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Ivanhoe (“Merger Sub”), and EGI have entered into an Agreement and Plan of Merger, dated as of December 11, 2004 (the “Merger Agreement”), providing for the merger of Merger Sub with and into EGI, with EGI as the surviving corporation (the “Merger”), following the Distribution (as hereinafter defined);

     WHEREAS, the purpose of the Distribution is to facilitate the Merger by divesting EGI of the Renewables Business;

     WHEREAS, in furtherance of such purpose, prior to the Closing Date, subject to the satisfaction or waiver of the conditions set forth in Article VI of this Agreement, the Board of Directors of EGI (the “EGI Board”) will cause EGI: (i) to transfer to ERI Holdings all the outstanding shares of ERI common stock, par value $.0001 per share (“ERI Common Stock”), then held by EGI; and (ii) to then distribute, at such time as established by the EGI Board, to the holders of Company Common Stock (the “EGI Holders”), all the outstanding shares of ERI Holdings common stock, par value $[            ] per share (“Holdings Common Stock”), then held by EGI (the “Distribution”); and

     WHEREAS, this Agreement sets forth or provides for certain agreements among EGI, ERI and ERI Holdings in consideration of the separation of their ownership.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

     Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the following respective meanings:

     “Administration and Services Agreement” means the Administration and Services Agreement, dated as of October 1, 2003, by and between ETI and EPIL.

     “Agreement” has the meaning assigned to such term in the Preamble.

     “Ancillary Agreements” means the License Agreement, the Separation Agreement, the Administration and Services Agreement, the Management Agreement and the Tax Sharing Agreement.

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     “Arbitration Request” has the meaning assigned to such term in Section 9.5(b).

     “Business Employees” has the meaning assigned to such term in Section 5.1(a).

     “Commission” means the United States Securities and Exchange Commission.

     “Distribution” has the meaning assigned to such term in the Preamble.

     “Distribution Agent” means ERI Holdings or such other distribution agent as determined by ERI Holdings.

     “EGI” has the meaning assigned to such term in the Preamble.

     “EGI Board” has the meaning assigned to such term in the Preamble.

     “EGI Business” means the assets and liabilities of EGI and its Subsidiaries, other than the Renewables Business.

     “EGI Business Employees” has the meaning assigned to such term in Section 5.1(a)(ii).

     “EGI Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by EGI to ERI and ERI Holdings.

     “EGI Employing Entities” means, collectively, EGI and its Subsidiaries other than the ERI Employing Entities.

     “EGI Group” means, collectively, EGI and each of its Subsidiaries, and their respective directors, officers, employees, agents, and representatives, in each case as such Persons may exist from and after the Time of Distribution.

     “EGI Holders” has the meaning assigned to such term in the Preamble.

     “EGI Indemnification Certificate” has the meaning assigned to such term in Section 9.3(a).

     “EGI Transferred Employees” has the meaning assigned to such term in Section 5.1(a).

     “Employee Loans” shall has the meaning assigned to such term in Section 2.2.

     “Entitled EGI Holder” has the meaning assigned to such term in Section 3.2(c)(i).

     “EPIL” means Ensyn Petroleum International Ltd., a subsidiary of EGI.

     “ERI” has the meaning assigned to such term in the Preamble.

     “ERI Benefit Plans” has the meaning assigned to such term in Section 5.1(d).

     “ERI Common Stock” has the meaning assigned to such term in the Preamble.

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     “ERI Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by ERI and ERI Holdings to EGI.

     “ERI Employing Entities” means, collectively, ERI Holdings and its Subsidiaries.

     “ERI Group” means, collectively, ERI Holdings and each of its Subsidiaries, and their respective directors, officers, employees, agents, and representatives, in each case as such Persons may exist from and after the Time of Distribution.

     “ERI Holdings” has the meaning assigned to such term in the Preamble.

     “ERI Holdings Charter Amendment” has the meaning assigned to such term in Section 3.2(a).

     “ERI Holdings Dividend” has the meaning assigned to such term in Section 3.2(b).

     “ERI Holdings Indemnification Certificate” has the meaning assigned to such term in Section 9.3(a).

     “ERI Indemnified Parties” has the meaning assigned to such term in Section 9.2.

     “ERI Stock Transfer” has the meaning assigned to such term in Section 3.1(a).

     “ERI Transferred Employees” has the meaning assigned to such term in Section 5.1(a).

     “ETI” means Ensyn Technologies Inc., a wholly owned subsidiary of ERI.

     “Holdings Board” has the meaning assigned to such term in Section 3.2(a).

     “Holdings Common Stock” has the meaning assigned to such term in the Preamble.

     “Holdings Stock Certificate” has the meaning assigned to such term in Section 3.2(c)(i).

     “Holdings Stock Transfer” has the meaning assigned to such term in Section 3.2(c)(ii).

     “Indemnifiable Event” has the meaning assigned to such term in Section 9.1(a).

     “Information Statement” has the meaning assigned to such term in Section 2.1.

     “Ivanhoe” has the meaning assigned to such term in the Preamble.

     “Liabilities” means any and all liabilities, losses, obligations, claims, damages, awards, judgments or expenses.

     “License Agreement” means the License Agreement, dated September 20, 2003, by and between EGI and ERI, as amended on or prior to the consummation of the Merger by the license amendment to be entered into as contemplated by the Merger Agreement.

     “Management Agreement” means the Management Agreement, dated as of October 1, 2003, by and among EGI, ERI and EPIL.

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     “Merger” has the meaning assigned to such term in the Preamble.

     “Merger Agreement” has the meaning assigned to such term in the Preamble.

     “Merger Sub” has the meaning assigned to such term in the Preamble.

     “Notice” has the meaning assigned to such term in Section 9.3(a).

     “Objection Notice” has the meaning assigned to such term in Section 9.5(a).

     “Renewables Business” means the assets and liabilities of ERI Holdings and its Subsidiaries (including ERI) following the ERI Stock Transfer.

     “Renewables Business Employees” has the meaning assigned to such term in Section 5.1(a)(i).

     “Separation Agreement” means the Agreement, dated as of October 1, 2003, by and between EGI, ETI, EPIL, ERI, Ensyn Energy Corp. and Ensyn Energy Management L.P., as the same is in effect as of the date hereof.

     “Subsidiary” has the meaning assigned to such term in the Merger Agreement; provided, that unless otherwise indicated herein, such term means, with respect to either a Subsidiary of EGI or ERI Holdings, such Subsidiary as it exists immediately following the Time of Distribution.

     “Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of September 30, 2003, by and among EGI, ERI and EPIL.

     “Third Party Claim” has the meaning assigned to such term in Section 9.4(a).

     “Third Party Notice” has the meaning assigned to such term in Section 9.4(a).

     “Time of Distribution” means the time at which the Distribution is effective.

     “Transfer Limits” has the meaning assigned to such term in Section 2.1.

ARTICLE II

PRELIMINARY TRANSACTIONS

     2.1 Information Statement. EGI and ERI Holdings shall jointly prepare an information statement which shall substantially comply with Regulation 14C under the Exchange Act (the “Information Statement”). EGI shall mail the Information Statement to the EGI Holders at least 30 days prior to the Record Date. Following the Distribution, Holdings Common Stock, in accordance with applicable securities laws, including Staff Legal Bulletin No. 4 of the Commission’s Division of Corporation Finance, will be subject to certain transfer limits (the “Transfer Limits”) and the certificates evidencing Holdings Common Stock will include the legend as set forth on Exhibit B hereto. The Information Statement shall include information regarding the Transfer Limits.

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     2.2 Stop Transfer Instructions. Prior to the Time of Distribution, stop transfer instructions indicating the Transfer Limits will be established in ERI Holdings’ stock transfer books.

ARTICLE III

THE DISTRIBUTION

     3.1 Mechanics of ERI Contribution.

     (a) Prior to the actions contemplated by Section 3.2, EGI shall transfer, assign and deliver the ERI Common Stock held by EGI to ERI Holdings (the “ERI Stock Transfer”).

     (b) In connection with the ERI Stock Transfer, EGI shall deliver to ERI Holdings one or more certificates or other instruments evidencing all of the ERI Common Stock subject to the ERI Stock Transfer, duly endorsed in blank for transfer or accompanied by stock powers duly endorsed in blank.

     3.2 Mechanics of ERI Holdings Distribution.

     (a) Amendment to ERI Holdings Certificate of Incorporation. At any time prior to the Closing Date, EGI, following the recommendation of the Board of Directors of ERI Holdings (the “Holdings Board”), shall take such action as is necessary to amend ERI Holdings’ certificate of incorporation substantially in the form attached hereto as Exhibit A (the “ERI Holdings Charter Amendment”).

     (b) Dividend to EGI. Immediately prior to the Time of Distribution, the Holdings Board shall declare and pay a dividend of Holdings Common Stock (the “ERI Holdings Dividend”). The number of shares of Holdings Common Stock to be issued in respect of each outstanding share of Company Common Stock pursuant to the ERI Holdings Dividend shall be determined by dividing (x) the difference between the number of shares of Company Common Stock then outstanding and the number of shares of Holdings Common Stock then held by EGI by (y) the number of shares of Holdings Common Stock then held by EGI.

     (c) Distribution.

     (i) At any time prior to the Closing (as defined in the Merger Agreement), subject to the satisfaction or waiver of the conditions set forth in Article VI, the EGI Board shall formally declare a dividend of all Holdings Common Stock held by EGI to the Entitled EGI Holders (as hereinafter defined), the payment of such dividend to occur at such time as determined by the EGI Board, followed by the distribution to each Entitled EGI Holder of a certificate, substantially in the form attached hereto as Exhibit B (the “Holdings Stock Certificate”), representing one share of Holdings Common Stock for every one share of Company Common Stock held by all EGI Holders of record at 5:00 p.m. (Eastern time) on the day immediately preceding the Closing Date (the “Record Date”), or at such other earlier date and time as determined by EGI (each, an “Entitled EGI Holder”).

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     (ii) EGI shall effect the Distribution by directing the Distribution Agent to record the transfer of Holdings Common Stock to the Entitled EGI Holders (the “Holdings Stock Transfer”), followed by the delivery of Holdings Stock Certificates to the Distribution Agent for delivery to the Entitled EGI Holders. The Distribution shall take place upon notification by EGI to the Distribution Agent that the Distribution has been declared and that the Distribution Agent is authorized to proceed with the Holdings Stock Transfer, which notification EGI agrees to deliver at such time as the EGI Board determines that the dividend should be paid.

ARTICLE IV

OTHER AGREEMENTS

     4.1 Insurance; Amendment and Continuation of Management Agreement. Prior to the Closing, the Management Agreement shall be terminated by the parties thereto and EGI and ERI shall, and ERI shall cause ETI to, enter into an Amended and Restated Management, Administration and Services Agreement as contemplated by Section 7.2(i) of the Merger Agreement.

     4.2 Settlement of Intercompany Balances. [Reserved.]

     4.3 Continuation of License Agreement. The License Agreement shall continue in full force and effect following the Time of Distribution, provided that Section 11.1 thereof shall be amended, as necessary, to reflect the appropriate notice information for each of EGI and ERI.

     4.4 Continuation of Administration and Services Agreement. Prior to the Closing, EGI and ERI shall cause the parties to the Administration and Services Agreement to terminate such agreement and EGI and ERI shall, and ERI shall cause ETI to, enter into an Amended and Restated Management, Administration and Services Agreement as contemplated by Section 7.2(i) of the Merger Agreement.

     4.5 Mutual Release. Except with respect to the Ancillary Agreements set forth on Schedule 4.5 of the ERI Disclosure Letter, from and after the Time of Distribution, each of EGI and ERI Holdings does hereby, for itself, its Subsidiaries, and their respective successors and assigns, and, to the extent permitted by law, all persons who at any time prior to the Time of Distribution have been directors, officers, agents or employees of EGI, ERI Holdings or any of their respective Subsidiaries (in each case, in their respective capacities as such), remise, release and forever discharge: (1) the other party hereto, such party’s Subsidiaries, and their respective successors and assigns; and (2) all persons who at any time are or have been shareholders, directors, officers, agents, representatives, counsel or employees of the other party hereto or any Subsidiary of the other party hereto, and their respective heirs, executors, administrators, successors and assigns, in each case from all Liabilities existing or arising:

     (a) in connection with the implementation of the Distribution; or

     (b) from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Time of Distribution (whether or not such

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liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Time of Distribution), in each case relating to, arising out of or resulting from the Renewables Business with respect to the release of EGI, its Subsidiaries, and their respective successors and assigns, and the EGI Business with respect to the release of ERI Holdings, its Subsidiaries, and their respective successors and assigns;

provided, that nothing contained in this Section 4.5 shall (i) impair the rights of any person to enforce the terms of this Agreement or of any of the Ancillary Agreements or (ii) relieve any Person released in this Section 4.5 from any indemnification obligation in Article IX. For the avoidance of doubt, nothing contained in this Section 4.5 shall impair any right of any Parent Indemnified Party or any Company Indemnified Party (as such terms are defined in the Merger Agreement) to enforce their indemnification rights under, or any other provisions of, the Merger Agreement.

     4.6 Confidentiality.

     (a) Confidentiality. Subject to Section 4.7, EGI, on behalf of itself and each of its Subsidiaries, and ERI Holdings, on behalf of itself and each of its Subsidiaries, agrees to hold, and to cause its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence, with at least the same degree of care that applies to confidential and proprietary information pursuant to the policies of EGI and its Subsidiaries in effect as of the Time of Distribution, all information concerning the other (or its business) and the other’s Subsidiaries (or their respective businesses) that is either in its possession (including information in its possession prior to the Time of Distribution) or furnished by the other or the other’s Subsidiaries or their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement or any Ancillary Agreement, and shall not use any such information other than for such purposes as may be expressly permitted hereunder or thereunder, except, in each case, to the extent that such information: (i) has been in the public domain through no fault of such party or its Subsidiaries or any of their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives; (ii) has been later lawfully acquired from other sources by such party (or any of its Subsidiaries) which sources are not themselves bound by a confidentiality obligation; (iii) has been independently generated without reference to any proprietary or confidential information of the other party; or (iv) is necessary for any Party to enforce this Agreement or any rights under the Merger Agreement.

     (b) No Release; Return or Destruction. Each party agrees not to release or disclose, or permit to be released or disclosed, any information addressed in Section 4.6(a) to any other person, except its directors, officers, employees, agents, accountants, counsel and other advisors and representatives who need to know such information, and except in compliance with Section 4.7. Without limiting the foregoing, when any information furnished by the other party after the Time of Distribution pursuant to this Agreement or any Ancillary Agreement is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each party shall, at such party’s option, promptly after receiving a written request from the other party either return to the other party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other party that it has

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destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon).

     4.7 Protective Arrangements. In the event that either party or any of its Subsidiaries either determines on the advice of its counsel that it is required to disclose any information pursuant to applicable law or the rules or regulations of any Governmental Entity or receives any demand under lawful process or from any Governmental Entity to disclose or provide information of the other party that is subject to the confidentiality provisions hereof, such party shall notify the other party prior to disclosing or providing such information, to the extent permitted by law, and shall cooperate at the expense of the requesting party in seeking any reasonable protective arrangements requested by such other party. Subject to the foregoing, the party that received such request, or its Subsidiaries, may thereafter disclose or provide information to the extent required by such law (as so advised by counsel) or by lawful process or such Governmental Entity.

     4.8 Non-Solicitation.

     (a) From and after the Time of Distribution, neither EGI nor any of its Affiliates shall, without the prior written consent of ERI, for a period of one year from the Time of Distribution solicit, encourage, entice or induce any person who is an ERI Transferred Employee on the date hereof, or who becomes an ERI Transferred Employee after the date hereof but prior to the Time of Distribution, to terminate his or her employment with ERI; provided, however, that this restriction shall not apply to (i) the employment of any ERI Transferred Employee whose employment has been terminated by ERI following the Time of Distribution who subsequently initiates contact with EGI or any of its Affiliates regarding such employment without any encouragement or solicitation, (ii) general advertisements or other general solicitations not targeted at the ERI Transferred Employees or (iii) the EGI Transferred Employees as set forth on Schedule 4.8(a) of the ERI Disclosure Letter.

     (b) From and after the Time of Distribution, neither ERI nor any of its Affiliates shall, without the prior written consent of EGI, for a period of one year from the Time of Distribution solicit, encourage, entice or induce any person who is an EGI Transferred Employee on the date hereof, or who becomes an EGI Transferred Employee after the date hereof but prior to the Time of Distribution, to terminate his or her employment with EGI; provided, however, that this restriction shall not apply to (i) the employment of any EGI Transferred Employee whose employment has been terminated by EGI following the Time of Distribution who subsequently initiates contact with the ERI or any of its Affiliates regarding such employment without any encouragement or solicitation, (ii) general advertisements or other general solicitations not targeted at EGI Transferred Employees or (iii) the ERI Transferred Employees set forth on Schedule 4.8(b) of the EGI Disclosure Letter.

     4.9 Record Retention; Access to Information. From and after the Time of Distribution, each of EGI and ERI Holdings shall afford to the other and to the other’s representatives reasonable access and duplicating rights (at the requesting party’s expense) during normal business hours and upon reasonable advanced notice to all information within the possession or control of any member of EGI and its Subsidiaries or ERI Holdings and its Subsidiaries, as the case may be, relating to the Renewables Business or EGI Business, as they

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existed prior to the Time of Distribution, or relating to or arising in connection with the relationship between the constituent elements of EGI and its Subsidiaries, on the one hand, and ERI Holdings and its Subsidiaries, on the other hand, on or prior to the Time of Distribution, insofar as such access is reasonably required for a reasonable purpose, including to determine compliance with any Ancillary Agreement, this Agreement or the Merger Agreement, subject to the provisions in the Ancillary Agreements regarding the confidentiality of information. Without limiting the foregoing, information may be requested under this Section 4.9 for audit, accounting, claims, litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

     4.10 Further Assurances. After the Time of Distribution, each party shall take such further actions and execute such further documents as may be necessary or reasonably requested by the other party in order to effectuate the intent of this Agreement and to provide such other party with the intended benefits of this Agreement.

     4.11 Post-Distribution Relationship of the Parties. Each of the parties hereto acknowledges that, other than EGI’s ownership of the stock of ERI Holdings prior to the Time of Distribution, (a) as between the entities that comprise the ERI Group and the entities that comprise the EGI Group, the entities that comprise the ERI Group are the sole owners of the Renewables Business and, except for contractual relationships existing on or before the Time of Distribution between members of the ERI Group and members of the EGI Group, no member of the EGI Group has any rights in or liabilities in respect of the Renewables Business and (b) as between the entities that comprise the ERI Group and the entities that comprise the EGI Group, the entities that comprise the EGI Group are the sole owners of the EGI Business and, except for contractual relationships existing on or before the Time of Distribution between members of the EGI Group and members of the ERI Group, no member of the ERI Group has any rights in or liabilities in respect of the EGI Business. The entities that comprise the ERI Group shall indemnify each member of the EGI Group for all costs and expenses incurred by such member in connection with defending a claim relating to the Renewables Business for which, consistent with the foregoing sentence, such member is not responsible, and the entities that comprise the EGI Group shall indemnify each member of the ERI Group for all costs and expenses incurred by such member in connection with defending a claim relating to the EGI Business for which, consistent with the foregoing sentence, such member is not responsible.

     4.12 Unanimous Shareholders Agreement. From and after the Time of Distribution, (a) ERI Holdings and its Subsidiaries shall be entitled to all rights and benefits of EGI arising from the Unanimous Shareholders Agreement, dated March 29, 2004, by and among FCC Ventures, ERI and EGI (the “Unanimous Shareholders Agreement”), and (b) ERI Holdings shall be responsible for, and indemnify the EGI Group against, all liabilities and obligations of EGI arising (from and after the Time of Distribution) from the Unanimous Shareholders Agreement. Without limiting the foregoing, ERI Holdings agrees to comply with the (i) terms of the Unanimous Shareholders Agreement as if it were a “Shareholder” (as defined therein) and (ii) the provisions in Section 3.3 that bind EGI.

     4.13 Financial Support Arrangement. From and after the Time of Distribution, ERI Holdings shall assume from EGI the financial support obligations of EGI under the agreement set forth on Schedule 4.13 of the EGI Disclosure Letter.

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ARTICLE V

EMPLOYEE MATTERS

     5.1 Transferred Employees. (a)(i) Schedule 5.1(a)(i) of the ERI Disclosure Letter sets forth the name, title and current employer of each employee of the ERI Employing Entities (the “Renewables Business Employees”) and indicates those Renewables Business Employees whose employment will be transferred to the EGI Employing Entities effective upon the Time of Distribution, and (ii) Schedule 5.1(a)(ii) of the EGI Disclosure Letter sets forth the name, title and current employer of each employee of the EGI Employing Entities (the “EGI Business Employees,” together with the Renewables Business Employees, the “Business Employees”) and indicates those EGI Business Employees whose employment will be transferred to the ERI Employing Entities effective upon the Time of Distribution. All Business Employees who remain or become employees of the ERI Employing Entities as of the Time of Distribution shall be referred to as “ERI Transferred Employees.” All Business Employees who remain or become employees of the EGI Employing Entities as of the Time of Distribution shall be referred to as “EGI Transferred Employees.”

     (b) (i) To the extent that any EGI Business Employee does not, for any reason, become an ERI Transferred Employee, and his or her employment with the EGI Employing Entities is terminated effective as of the Time of Distribution or at any time thereafter, the EGI Employing Entities shall be solely liable for (and, to the extent necessary, shall assume) all liabilities, costs and expenses arising from such termination of employment, including any and all severance or termination payments, claims related to employment or termination of employment and continuation of health coverage under section 4980B of the Code or similar provisions of state law.

     (ii) To the extent that any Renewables Business Employee does not, for any reason, become an EGI Transferred Employee, and his or her employment with the ERI Employing Entities is terminated effective as of the Time of Distribution or at any time thereafter, the ERI Employing Entities shall be solely liable for (and, to the extent necessary, shall assume) all liabilities, costs and expenses arising from such termination of employment, including any and all severance or termination payments, claims related to employment or termination of employment and continuation of health coverage under section 4980B of the Code or similar provisions of state law.

     (c) (i) From and after the Time of Distribution, the ERI Employing Entities shall employ the ERI Transferred Employees on such terms and conditions (including salary and benefit plans and arrangements) that are substantially equivalent to the terms and conditions of the employees’ employment with the ERI Employing Entities or EGI Employing Entities, as applicable, immediately prior to the Time of Distribution, subject to the rights reserved to the ERI Employing Entities under law or the terms of any benefit plan to change or modify such terms and conditions of employment. Any Renewables Business Employee who is not actively-at-work as of the date immediately following the Time of Distribution shall nonetheless be deemed to be a ERI Transferred Employee as of such date for all purposes and

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shall be covered under the benefit plans and arrangements of ERI to the fullest extent permitted by such plans and arrangements.

     (ii) From and after the Time of Distribution, the EGI Employing Entities shall employ the EGI Transferred Employees on such terms and conditions (including salary and benefit plans and arrangements) that are substantially equivalent to the terms and conditions of the employees’ employment with the EGI Employing Entities or ERI Employing Entities, as applicable, immediately prior to the Time of Distribution, subject to the rights reserved to the EGI Employing Entities under law or the terms of any benefit plan to change or modify such terms and conditions of employment. Any EGI Business Employee who is not actively-at-work as of the date immediately following the Time of Distribution shall nonetheless be deemed to be a EGI Transferred Employee as of such date for all purposes and shall be covered under the benefit plans and arrangements of EGI to the fullest extent permitted by such plans and arrangements.

     (d) (i) ERI Transferred Employees shall cease to participate, to the extent applicable, in each of the EGI Benefit Plans (as hereinafter defined) for periods after the Time of Distribution. For periods after the Time of Distribution, each ERI Transferred Employee shall be eligible to participate in employee benefit plans, arrangements, programs and policies maintained from time to time by ERI (the “ERI Benefit Plans”). Subject to the other provisions of this Section 5.1, to the extent applicable with respect to the ERI Benefit Plans, ERI Transferred Employees (and their eligible dependents) shall be given credit for their service with the EGI Employing Entities and, to the extent applicable, the ERI Employing Entities (A) for all purposes (including eligibility to participate, vesting and benefit accrual) to the extent such service was taken into account under a corresponding EGI Benefit Plan for a corresponding purpose, and (B) for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations, and shall be given credit for amounts paid under a corresponding EGI Benefit Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable ERI Benefit Plan. Notwithstanding the foregoing provisions of this paragraph (d)(i), service and other amounts shall not be credited to ERI Transferred Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in duplication of benefits.

     (ii) EGI Transferred Employees shall cease to participate, to the extent applicable, in each of the ERI Benefit Plans for periods after the Time of Distribution. For periods after the Time of Distribution, each EGI Transferred Employee shall be eligible to participate in employee benefit plans, arrangements, programs and policies, other than stock option plans, maintained from time to time by EGI (the “EGI Benefit Plans”). Subject to the other provisions of this Section 5.1, to the extent applicable with respect to the EGI Benefit Plans, EGI Transferred Employees (and their eligible dependents) shall be given credit for their service with the ERI Employing Entities and, to the extent applicable, the EGI Employing Entities (A) for all purposes (including eligibility to participate, vesting and benefit accrual) to the extent such service was taken into account

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     under a corresponding EGI Benefit Plan for a corresponding purpose, and (B) for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations, and shall be given credit for amounts paid under a corresponding ERI Benefit Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable EGI Benefit Plan. Notwithstanding the foregoing provisions of this paragraph (d)(ii), service and other amounts shall not be credited to EGI Transferred Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in duplication of benefits.

     5.2 Employment and Consulting Agreements.

     (a) Effective as of the Time of Distribution, ERI Holdings shall assume all of EGI’s rights, powers, duties and obligations under and with respect to the employment agreements listed on Schedule 5.2(a) of the EGI Disclosure Letter.

     (b) Effective as of the Time of Distribution, EGI shall assume all of ERI’s rights, powers, duties and obligations under and with respect to the employment agreements listed on Schedule 5.2(b) of the ERI Disclosure Letter.

     (c) Effective as of the Time of Distribution, ERI Holdings shall assume all of EGI’s rights, powers, duties and obligations under and with respect to the consulting agreements listed on Schedule 5.2(c) of the EGI Disclosure Letter (or shall enter into new consulting agreements with the persons who are parties to such consulting agreements).

     (d) Effective as of the Time of Distribution, EGI shall assume all of ERI’s rights, powers, duties and obligations under and with respect to the consulting agreements listed on Schedule 5.2(d) of the ERI Disclosure Letter (or shall enter into new consulting agreements with the persons who are parties to such consulting agreements).

ARTICLE VI

CONDITIONS

     6.1 EGI Conditions. The obligations of EGI to consummate the Distribution shall be subject to the fulfillment of each of the following conditions:

     (a) All the transactions or obligations contemplated by Articles II, III and IV hereof to be consummated or performed at or prior to the Time of Distribution shall have been consummated or so performed.

     (b) Each Ancillary Agreement shall be in full force and effect; provided, that the Tax Sharing Agreement shall terminate with respect to ERI at the Time of Distribution.

     (c) The EGI Board shall be reasonably satisfied that, after giving effect to the Distribution, (i) ERI Holdings will not be insolvent and will not have unreasonably small capital

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with which to engage in its businesses and (ii) EGI’s surplus would be sufficient to permit, without violation of Section 170 of the Delaware General Corporation Law, the Distribution.

     (d) Any required filing with a Governmental Entity shall have been made, and any required governmental consent, approval or action shall have been obtained.

     (e) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that, as of the Time of Distribution, restrain, enjoin or otherwise prohibit consummation of the Distribution or the other transactions contemplated by this Agreement, and no Governmental Entity shall have instituted any proceeding seeking any such Laws or Orders.

     6.2 ERI Holdings Conditions. The obligations of ERI Holdings to consummate the ERI Holdings Dividend shall be subject to the filing with the Secretary of State of the State of Delaware of the ERI Holdings Charter Amendment.

ARTICLE VII

TAX MATTERS

     At the Time of Distribution, the Tax Sharing Agreement shall terminate pursuant to its terms with respect to ERI.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. Notwithstanding anything to the contrary in this Agreement, prior to the ERI Holdings Dividend, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time by EGI, ERI or ERI Holdings.

     8.2 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, the parties hereto may waive compliance by any other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE IX

INDEMNIFICATION

     9.1 Indemnification by ERI Holdings. From and after the Time of Distribution, ERI Holdings and its Subsidiaries shall indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the EGI Group from and against, and pay or reimburse the EGI Group for all Liabilities (including reasonable costs of investigation and reasonable attorney’s fees) to the extent incurred in connection with, arising out of, resulting from or incident to:

     (a) actions, inactions, events, omissions, conditions, facts or circumstances (each, an “Indemnifiable Event”) occurring or existing prior to the Time of Distribution (whether

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or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Time of Distribution) in each case to the extent an Indemnifiable Event relates to, arises out of or results from the ownership or operation of the Renewables Business prior to the Time of Distribution or the failure of any member of the ERI Group to pay, perform or otherwise promptly discharge any Liabilities relating to the Renewables Business; provided, that this Section 9.1(a) shall not apply to any Liabilities arising under the Ancillary Agreements set forth on Schedule 4.5 of the ERI Disclosure Letter;

     (b) any employment-related claim of any kind involving any Renewables Business Employee or any other employee, retiree or former employee of, or any applicant for employment with, ERI or its Subsidiaries and any predecessor of any such entity and any of such individual’s beneficiaries or dependents covered under any plan maintained by ERI or its affiliates to the extent relating to, arising out of or resulting from any event or state of facts occurring or existing before the Time of Distribution;

     (c) any employment-related claim of any kind (including any workers compensation claim, employee benefit claim or any severance, salary continuation or other termination benefit claim payable under any severance or termination pay plan or arrangement) involving any ERI Transferred Employee or any other employee, retiree or former employee of, or any applicant for employment with, ERI or its Subsidiaries and any of such individual’s beneficiaries or dependents covered under any plan maintained by ERI or its affiliates and relating to, arising out of or resulting from the transactions contemplated by this Agreement or the Merger Agreement or any transfer of such employee’s employment in connection therewith;

     (d) any claim or expense incurred with respect to any ERI Transferred Employee under any ERI Benefit Plan or any successor plan to the extent relating to, arising out of or resulting from any event or state of facts occurring or existing before the Time of Distribution; and

     (e) any breach by any member of the ERI Group of its representations, warranties, covenants or obligations in the Separation Agreement.

     9.2 Indemnification by EGI. From and after the Time of Distribution, EGI and its Subsidiaries shall indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the ERI Group from and against, and pay or reimburse the ERI Group for all Liabilities (including reasonable costs of investigation and reasonable attorney’s fees) to the extent incurred in connection with, arising out of, resulting from or incident to:

     (a) any Indemnifiable Event occurring or existing prior to the Time of Distribution (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Time of Distribution) in each case to the extent an Indemnifiable Event relates to, arises out of or results from the ownership or operation of the EGI Business prior to the Time of Distribution or the failure of any member of the ERI Group to pay, perform or otherwise promptly discharge any Liabilities relating to the EGI Business; provided, that this Section 9.2(a) shall not apply to any Liabilities arising under the Ancillary Agreements set forth on Schedule 4.5 of the ERI Disclosure Letter;

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     (b) any employment-related claim of any kind involving any EGI Business Employee or any other employee, retiree or former employee of, or any applicant for employment with, EGI or its Subsidiaries and any predecessor of any such entity and any of such individual’s beneficiaries or dependents covered under any plan maintained by EGI or its affiliates to the extent relating to, arising out of or resulting from any event or state of facts occurring or existing before the Time of Distribution;

     (c) any employment-related claim of any kind (including any workers compensation claim, employee benefit claim or any severance, salary continuation or other termination benefit claim payable under any severance or termination pay plan or arrangement) involving any EGI Transferred Employee or any other employee, retiree or former employee of, or any applicant for employment with, EGI or its Subsidiaries and any of such individual’s beneficiaries or dependents covered under any plan maintained by EGI or its affiliates and relating to, arising out of or resulting from the transactions contemplated by this Agreement or the Merger Agreement or any transfer of such employee’s employment in connection therewith;

     (d) any claim or expense incurred with respect to any EGI Transferred Employee under any EGI Benefit Plan or any successor plan to the extent relating to, arising out of or resulting from any event or state of facts occurring or existing before the Time of Distribution; and

     (e) any breach by any member of the EGI Group of its representations, warranties, covenants or obligations in the Separation Agreement.

     9.3 Indemnification Procedures.

     (a) If a claim for Liabilities is to be made by any member of the EGI Group entitled to indemnification hereunder, EGI shall be the only party entitled to give notice to the ERI Group and shall give such notice to the ERI Group as soon as reasonably practicable after EGI becomes aware that a fact, condition or event has occurred or exists which may give rise to a claim for Liabilities for which indemnification by an EGI Group member may be sought under this Article IX (a “Notice”). If a claim for Liabilities is to be made by any member of the ERI Group entitled to indemnification hereunder, ERI Holdings shall be the only party entitled to give Notice to the EGI Group, and shall give such Notice to the ERI Group as soon as reasonably practicable after ERI Holdings becomes aware that a fact, condition or event has occurred or exists which may give rise to Liabilities for which indemnification by an ERI Group member may be sought under this Article IX. In each case, the Notice shall consist of a certificate signed by an officer of EGI (an “EGI Indemnification Certificate”) or a certificate by an officer of ERI Holdings (an “ERI Holdings Indemnification Certificate”), as applicable, that shall describe in reasonable detail the facts and circumstances known to the indemnified party that gave rise to such indemnification claim, and the amount or, if the amount cannot then be reasonably determined, good faith estimate of the amount arising therefrom. Any delay in submitting a Notice to the ERI Group or the EGI Group, as applicable, shall not relieve any indemnifying party of any liability hereunder, except to the extent that the indemnifying party was prejudiced by such delay.

15

     (b) If ERI Holdings does not object in writing within the 30 day period after delivery by EGI of the Notice, such failure to so object shall be an irrevocable acknowledgment by ERI Holdings on behalf of the ERI Group that the member of the EGI Group identified in the Notice is entitled to the full amount of the claim for Liabilities set forth in such Notice. If EGI does not object in writing within the 30 day period after delivery by ERI Holdings of the Notice, such failure to so object shall be an irrevocable acknowledgment by EGI on behalf of the EGI Group that the member of the ERI Group identified in the Notice is entitled to the full amount of the claim for Liabilities set forth in such Notice.

9.4 Defense of Third Party Claims.

     (a) If any lawsuit or enforcement action is filed against a member of the EGI Group or the ERI Group by any third party (each a “Third Party Claim”) for which indemnification under this Article IX may be sought, written notice (“Third Party Notice”) thereof shall be given by EGI to ERI Holdings or by ERI Holdings to EGI, as applicable, as promptly as practicable, but in any event within 30 days of service. The Third Party Notice shall describe in reasonable detail the facts and circumstances known to the indemnified party that gave rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom. The delay of any indemnified party in giving a Third Party Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party was prejudiced by such delay.

     (b) After receipt of such Third Party Notice, the indemnifying party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice (provided, that such attorneys are reasonably acceptable to the indemnified party) to diligently handle and defend the same, unless the named parties to such action or proceeding include both one or more indemnifying parties and an indemnified party, and the indemnified party has been advised in writing by counsel that there are one or more legal defenses available to such indemnified party that are different from or additional to those available to an applicable indemnifying party or there is otherwise a conflict of interest that exists or is reasonably likely to exist that would make it inappropriate, in the reasonable judgment of the indemnified party, for the same counsel to represent both the indemnified party and the indemnifying parties, in which event such indemnified party shall be entitled, at the indemnifying parties’ cost and expense, to separate counsel of its own choosing (provided, that such cost and expense shall be limited to one firm of attorneys, together with appropriate local counsel, for any such Third Party Claim) and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, unless the indemnified party and its Affiliates are released in full in connection with the settlement, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or relief for other than money damages portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages. If the indemnifying party elects to assume the defense of

16

a Third Party Claim, the indemnified party shall cooperate in all reasonable respects with the indemnifying party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom and may, at its own expense, retain separate counsel of its choosing. The parties shall cooperate with each other in any notifications to insurers.

     (c) If the indemnifying party fails to notify the indemnified party within 30 days after receipt of the Third Party Notice that the indemnifying party elects to defend the indemnified party pursuant to this Section 9.4, or if the indemnifying party elects to defend the indemnified party pursuant to this Section 9.4 but fails to diligently prosecute or settle the Third Party Claim, which failure continues for ten days after notice to the indemnifying party from the indemnified party of such failure, then the indemnified party against which such claim has been asserted will have the right to undertake, and the cost and expense thereof will constitute indemnifiable Liabilities, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the indemnifying parties. The indemnified party shall have full control of such defense and proceedings; provided, however, that such claim shall not be compromised or settled without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed. If the indemnified party assumes the defense of the claim, the indemnifying party shall cooperate in all reasonable respects with the indemnified party in such defense and make available to the indemnified party at the indemnifying party’s expense, all such witnesses, records, materials and information in the indemnifying party’s possession or under the indemnifying party’s control relating thereto as are reasonably required by the indemnified party, and the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement.

     9.5 Resolution of Conflicts and Claims.

     (a) If an indemnifying party objects in writing to any claim (or part of any claim) for indemnification made by an indemnified party (an “Objection Notice”), the indemnified party and indemnifying party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the indemnified party and indemnifying party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

     (b) If no such agreement can be reached after good faith negotiations and prior to 30 days after delivery of an Objection Notice, either EGI or ERI Holdings may demand arbitration of the matter unless the amount of the Liabilities that is at issue is the subject of a pending litigation involving a Third Party Claim, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by a panel of three arbitrators. Within ten business days of written notice by the party seeking arbitration under this Agreement (such notice, an “Arbitration Request”), the party requesting arbitration shall appoint one person as an arbitrator and, within ten days thereafter, the other party shall appoint the second arbitrator. At the time of appointment, the appointing party shall designate whether its arbitrator will be treated as a neutral and independent arbitrator or as a partisan arbitrator to become effective upon

17

the appointment of the third impartial and neutral arbitrator. Within ten days after the Arbitration Request, the two arbitrators so selected shall select a third arbitrator. Unless the parties agree otherwise, such third impartial and neutral arbitrator shall be a licensed attorney with ten or more years experience negotiating and drafting commercial contracts similar to this Agreement or a senior executive or retired senior executive with ten or more years of experience with companies having business similar to the EGI Business or Renewables Business. If ERI Holdings fails to select an arbitrator during such ten day period, then the parties agree that EGI may select, in its sole discretion, such arbitrator. If EGI fails to select an arbitrator during such ten day period, then the parties agree that ERI Holdings may select, in its sole discretion, such arbitrator.

     (c) Any such arbitration shall be held in the State of New York under the commercial arbitration rules then in effect of the American Arbitration Association, subject to the discretion of the arbitrators to permit discovery or portions of the arbitration hearing to be conducted in other jurisdictions to minimize the inconvenience or costs to either of the parties. If the American Arbitration Association or its successor ceases to provide arbitration services, then the term “American Arbitration Association” as used in this Agreement will thereafter mean and refer to J.A.M.S./ENDISPUTE. Each of the parties to the arbitration shall bear its own expenses, except that all expenses relating to the fees of the arbitrators and the administrative fee of the American Arbitration Association shall be shared equally between the parties. If the parties are not able to agree upon the rate of compensation of the impartial and neutral arbitrator, the American Arbitration Association shall determine such rate based upon the normal and customary hourly or daily consulting rate of such impartial and neutral arbitrator. The arbitrators shall be instructed to conduct the arbitration in a manner as expeditious as reasonably possible, consistent with the parties’ intention to have a full and fair hearing on the merits of the disputed matter. Unless otherwise agreed by the parties, the parties shall make their initial and any supplemental claims to the arbitration panel within 20 days after the Arbitration Request. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the majority of the three arbitrators to discover relevant information from the opposing parties about the subject matter of the dispute. The majority of the three arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the majority of the three arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. Each party shall supply to the other party copies of any and all materials that are supplied to the arbitrators concurrently with delivery of such materials to the arbitrators. At least five days prior to the commencement of any hearing on the merits before the arbitration panel, each party shall deliver to the arbitrators and to the other party a list of all witnesses whose testimony such party tends to introduce in connection with all such hearings as well as copies of all documents not previously delivered which such party intends to introduce into evidence or to rely upon in connection with such hearings. The decision of a majority of the three arbitrators as to the validity and amount of any claim shall be final, binding, and conclusive upon the parties to this Agreement. Such conclusions shall be set forth in a written award, judgment, decree or order awarded by the arbitrators. Within 30 days of a decision of the arbitrators requiring payment by one party to another, such party shall make the payment to such other party.

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     (d) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. The foregoing arbitration provision shall apply to any dispute between indemnifying parties and indemnified parties under this Article IX, and shall be the sole and exclusive remedy for any such dispute. The arbitrators chosen in accordance with these provisions shall not have the power to alter, amend or otherwise affect the terms of the arbitration provisions or other provisions in this Agreement.

ARTICLE X

GENERAL PROVISIONS

     10.1 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns.

     10.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

     10.3 Submission to Jurisdiction; Venue; Jury Trial. All disputes, litigation, proceedings or other legal actions by any party to this Agreement in connection with or relating to this Agreement or any matters described or contemplated in this Agreement shall be instituted in the courts of the State of Delaware or of the United States, in the State of Delaware, in either case sitting in Wilmington, Delaware. Each party to this Agreement irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and of the United States sitting in the State of Delaware in connection with any such dispute, litigation, action or proceeding arising out of or relating to this Agreement and waives any claim of improper venue or any claim that those courts are an inconvenient forum. Each party irrevocably appoints CT Corporation System as its agent for the sole purpose of receiving service of process or other legal summons in connection with any such dispute, litigation, action or proceeding brought in any such court. Each party to this Agreement will maintain at all times a duly appointed agent in the State of Delaware for the service of any process or summons in connection with any such dispute, litigation, action or proceeding brought in any such court and, if it fails to maintain such an agent during any period, any such process or summons may be served on it by mailing a copy of such process or summons to it at its address set forth, and in the manner provided, in Section 10.4,

19

with such service deemed effective on the fifteenth day after the date of such mailing. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

     10.4 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, as follows:

If to EGI, to:

Ensyn Group, Inc. 20 Park Plaza, Suite 434 Boston, MA 02116 Attention:
Facsimile:

with copy, prior to the Closing, to:

Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, IL 60603
Attention:	Paul Gupta
James T. Lidbury
Facsimile: (312) 701-7711

with copy, after the Closing, to:

Ivanhoe Energy Inc. P.O. Box 9279 Bakersfield, CA 93389-9279 Attention: Oscar Blake Facsimile: (661) 869-2887

and

Paul, Weiss, Rifkind Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019
Attention: Jeffrey D. Marell Facsimile: 212-757-3990

If to ERI Holdings or ERI, to:

Ensyn Renewables, Inc.

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400 W. 9th Street Wilmington, DE 19801
Attention: President Facsimile: (302) 425-3742

with a copy to:

Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, IL 60603
Attention:	Paul Gupta
James T. Lidbury
Facsimile: (312) 701-7711

or to such other Persons or addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

     10.5 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the EGI Disclosure Letter, the ERI Disclosure Letter and the Ancillary Agreements constitute the entire agreement and supersede all other prior or contemporaneous agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

     10.6 No Third-Party Beneficiaries. Except as provided in Article IX, this Agreement is not intended to confer upon any Person other than the parties to this Agreement (and their successors and assigns) any rights or remedies.

     10.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

     10.8 Assignment. This Agreement shall not be assignable except by operation of law. The parties hereto acknowledge that, following the Time of Distribution, it is expected that the transactions contemplated by the Merger Agreement will occur and that, by operation of law, the surviving entity of the Merger will succeed to the rights and obligations of EGI hereunder.

21

     10.9 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled under this Agreement.

     10.10 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

[Signature page follows]

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     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ENSYN GROUP, INC.

By:

Name:
Title:

ENSYN RENEWABLES, INC.

By:

Name:
Title:

ERI HOLDINGS, INC.

By:

Name:
Title:

23

Exhibit O

Post-Spin-Off Company Group

Jurisdiction of Organization
1. Ensyn Group, Inc.	Delaware
2. Ensyn Petroleum International Ltd.	Delaware
3. Ensyn Energy Corp.	Delaware
4. Ensyn Petroleum (Canada) Inc.	Canada
5. ITS Ensyn LLC	Delaware
6. EEC Management Corp.	Delaware
7. Ensyn Energy Management L.P.	Delaware

Exhibit B

March 11, 2005

The Directors of Ivanhoe Energy Inc.
Suite 654
999 Canada Place
Vancouver, BC
V6C 3E1

     Dundee Securities Corporation (“Dundee Securities”) understands that Ivanhoe Energy Inc. (“Ivanhoe Energy”) and Ensyn Group Inc. (“Ensyn”) have agreed to a transaction pursuant to which:

(a)	a distribution of the outstanding shares of Ensyn Renewables Inc., to be completed by means of the distribution of all of the outstanding shares of ERI Holdings Inc., a newly formed corporation which immediately prior to such distribution will own all of the outstanding shares of Ensyn Renewables Inc., will be made to the shareholders of Ensyn; and

(b)	all of the outstanding shares of Ensyn will be exchanged for, among other things, common shares of Ivanhoe Energy, with such exchange occurring as a contractual share exchange between the Canadian shareholders of Ensyn and Ivanhoe Energy and then a subsequent Delaware merger of Ensyn with a newly formed wholly-owned subsidiary of Ivanhoe Energy, with the result that Ivanhoe Energy will own all of the outstanding shares of Ensyn (the “Merger”).

     Dundee Securities further understands that the purchase price payable by Ivanhoe Energy under the Merger is US$85 million, payable as to US$10 million in cash and US$75 million in common shares of Ivanhoe Energy, with the number of common shares of Ivanhoe Energy to be issued pursuant to the Merger to be the greater of (a) 30 million and (b) the quotient obtained by dividing US$75 million by the weighted average of the closing market price of the common shares of Ivanhoe Energy during the ten day period ending five business days prior to the date of the proposed meetings of the shareholders of Ensyn and Ivanhoe Energy. The terms of the Merger are more fully described in the agreement and plan of merger dated December 11, 2004 (the “Merger Agreement”) by and among, Ivanhoe Energy, Ivanhoe Merger Sub, Inc. and Ensyn in connection with the Merger.

2.

     The directors of Ivanhoe Energy (the “Board”) have retained Dundee Securities to provide advice and assistance to the Board in considering the Merger, including the preparation and delivery to the Board of the opinion of Dundee Securities as to the fairness of the consideration payable by Ivanhoe under the Merger from a financial point of view to Ivanhoe Energy (the “Fairness Opinion”). Dundee Securities has not prepared a valuation of Ivanhoe Energy or Ensyn or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

     Dundee Securities was engaged pursuant to an agreement dated November 29, 2004 between Ivanhoe Energy and Dundee Securities (the “Engagement Agreement”). The terms of the Engagement Agreement provide that Dundee Securities is to be paid a fee for its services under the Engagement Agreement. In addition, under the Engagement Agreement Dundee Securities is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Ivanhoe Energy in certain circumstances.

Credentials of Dundee

     Dundee Securities is a wholly owned subsidiary of Dundee Wealth Management Inc. (“Dundee Wealth”), a TSX-listed financial services company which provides a broad range of financial products and services to individuals, institutions and corporations. Dundee Securities is a fully integrated investment dealer offering retail distribution, institutional sales and trading, equity research and investment banking services to clients across Canada and the United States. Dundee Securities is a member of the IDA, CIPF, IFIC and all Canadian stock exchanges.

     Dundee Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Ivanhoe Energy or associates or affiliates of Ivanhoe Energy and, from time to time, may have executed or may execute transactions on behalf of such entities or clients for which Dundee Securities received or may receive compensation. As an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to Ivanhoe Energy or the Merger.

     The Fairness Opinion expressed herein represents the opinion of Dundee Securities and the form and contents hereof have been approved for release by a committee of the directors of Dundee Securities, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

     In connection with preparing the Fairness Opinion, Dundee Securities has reviewed and relied upon, without independent investigation or verification, or carried out, among other things, the following:

3.

1.	the Merger Agreement;

2.	drafts of the Joint Management Information Circular/Proxy Statement for the special meeting of Stockholders of Ensyn and special meeting of Shareholders of Ivanhoe Energy up to and including the date hereof;

3.	the form 10-Q of Ivanhoe for each of the quarters ended September 30, June 30 and March 31, 2004;

4.	the form 10-K of Ivanhoe for each of the years ended December 31, 2004, 2003 and 2002;

5.	the audited consolidated financial statements of Ensyn for each of the years ended September 30, 2004 and 2003;

6.	the consolidated financial statements of Ensyn for the year ended September 30, 2002;

7.	the unaudited interim consolidated financial statements of Ensyn for the three months ended December 31, 2004;

8.	notice of meeting of shareholders and management information circulars dated March 2, 2004 and May 14, 2003 of Ivanhoe;

9.	the evaluation report, effective December 31, 2004, of Netherland, Sewell & Associates, Inc. and the evaluation report, effective December 31, 2004, of Gilbert Laustsen Jung Associates Ltd. regarding the petroleum and natural gas reserves of Ivanhoe Energy;

10.	the evaluation report, effective December 31, 2003, of Netherland, Sewell & Associates, Inc. and the evaluation report, effective January 1, 2004, of Gilbert Laustsen Jung Associates Ltd. regarding the petroleum and natural gas reserves of Ivanhoe Energy;

11.	the technical report dated October 2004 with respect to the Ensyn RTP™ Upgrading Process (the “Technology”) prepared by Purvin & Gertz Inc.;

12.	a detailed presentation pertaining to the Technology;

13.	a site visit to the Commercial Demonstration Facility (“CDF”) located in the Belridge Heavy Oil Field, Kern County, California;

14.	financial and operating information, including internal management forecasts, prepared by or obtained from each of Ivanhoe and Ensyn;

4.

15.	a letter from Ivanhoe Energy dated March 10, 2005 confirming the CDF has satisfied the technical performance requirements and criteria provided for in the Merger Agreement;

16.	discussions with senior management of Ivanhoe and Ensyn;

17.	discussions with legal counsel and certain other advisors to Ivanhoe Energy;

18.	public information relating to the business, operations, financial performance and stock trading history of Ivanhoe Energy and other selected public companies considered by Dundee Securities to be relevant;

19.	public information with respect to other transactions of a comparable nature considered by Dundee Securities to be relevant;

20.	public information regarding the heavy oil industry, including refining and upgrading processes;

21.	representations and warranties contained in a certificate addressed to Dundee Securities, dated as of the date hereof, from senior officers of Ivanhoe Energy as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

22.	such other corporate, industry and financial market information, investigations and analyses as Dundee Securities considered necessary or appropriate in the circumstances.

     Dundee Securities has not, to the best of its knowledge, been denied access by Ivanhoe Energy or Ensyn to any information or material requested by Dundee Securities.

Assumptions and Limitations

     With the approval of the Board and as provided for in the Engagement Agreement, Dundee Securities has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations, reports and other information and materials of whatsoever nature or kind with respect to Ivanhoe Energy, Ensyn, their respective subsidiaries and the Merger (collectively the “Information”) obtained by Dundee Securities from public sources, senior management of Ivanhoe Energy or Ensyn and their respective consultants and advisors. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, Dundee Securities has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

     Senior officers of Ivanhoe Energy have represented to Dundee Securities in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) provided to Dundee Securities by, or on behalf

5.

of, Ivanhoe Energy in connection with the engagement of Dundee Securities under the Engagement Agreement (collectively the “Ivanhoe Energy Information”) is, or in the case of historical information was, at the date of preparation, true and accurate in all material respects and does not or did not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which such statements were made, (ii) to the extent that any of the Ivanhoe Energy Information is historical, there have been no material changes or changes in material facts or new material facts since the respective dates thereof that have not been generally disclosed or disclosed to Dundee Securities or updated by more current information, data or other materials provided to Dundee Securities, and (iii) there are no material facts or circumstances relating to Ivanhoe Energy, Ensyn or any of the subsidiaries of either of them not disclosed to Dundee Securities which would reasonably be expected to affect materially the Fairness Opinion, including the assumptions used, the procedures adopted or the scope of review undertaken by Dundee Securities in connection therewith.

     In preparing the Fairness Opinion, Dundee Securities has made several assumptions, including that all of the conditions required to complete the Merger will be met without being waived and that the Merger is completed in the manner contemplated by the Merger Agreement.

     The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, the condition and prospects, financial and otherwise, of Ivanhoe Energy, Ensyn and their respective subsidiaries and the state of the Technology, as they were reflected in the Information and as they have been represented to Dundee Securities in discussions with management of Ivanhoe Energy and Ensyn. In our analysis and in preparing the Fairness Opinion, Dundee Securities has made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, including the Technology, many of which are beyond the control of Dundee Securities or either party involved in the Merger.

     The Fairness Opinion is given as of the date hereof and Dundee Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Dundee Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Dundee Securities reserves the right to change, modify or withdraw the Fairness Opinion.

     Dundee Securities believes that our analysis must be considered as a whole and that selecting a portion of our analysis or the factors considered by Dundee Securities, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The

6.

     Fairness Opinion is not to be construed as a recommendation to any shareholder of Ivanhoe Energy as to whether to vote in favour of the Merger.

Fairness Conclusion

     Based upon and subject to the foregoing, Dundee Securities is of the opinion that, as of the date hereof, the consideration payable by Ivanhoe under the Merger is fair from a financial point of view to Ivanhoe Energy.

Yours very truly,

/s/ Dundee Securities Corporation

Dundee Securities Corporation

Exhibit C

Simmons & Company
INTERNATIONAL

December 10, 2004

Ensyn Group, Inc.
20 Park Plaza, Suite 434
Boston, Massachusetts 02116

To the Board of Directors

Dear Sirs:

     You have asked us to advise you with respect to the fairness to the stockholders of Ensyn Group, Inc. (the “Company”), other than Ivanhoe Energy, Inc. (the “Acquiror”), from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Merger Agreement, dated on or about December 10, 2004 (the “Merger Agreement”) and other transaction related documents, among the Company, the Acquiror, and Ivanhoe Merger Sub (the “Sub”). The Merger Agreement provides for the merger (the “Merger”) of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror in exchange for US$10 million in cash and at least US$75 million in Acquiror stock, subject to a 30 million Acquiror share minimum.

     In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement dated December 2, 2004 and other transaction related documents; (ii) the financial statements and other information concerning the Company; (iii) certain other internal information, primarily financial in nature, concerning the business and operations of the Company furnished to us by the Company, including financial forecasts; (iv) the financial statements and other information concerning the Acquiror, including the Annual Reports on Form 10-K of the Acquiror for each of the years in the three-year period ended December 31, 2003, and the Quarterly Reports on Form 10-Q of the Acquiror for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; (v) certain other internal information, primarily financial in nature, concerning the business and operations of the Acquiror furnished to us, including financial forecasts; (vi) certain publicly available information concerning the trading of, and the trading market for, the Acquiror Common Stock; (vii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company or the Acquiror and the trading markets for certain of such other companies’ securities; (viii) certain publicly available information concerning the estimates of the future operating and financial performance of the comparable companies prepared by industry experts unaffiliated with either the Company or the Acquiror; (ix) certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry; and (x) made such other analyses and examinations as we have deemed necessary or appropriate. We have also met with certain officers and employees of the Company and the Acquiror to discuss the foregoing, as well as other matters believed relevant to the inquiry.

700 Louisiana, Suite 5000, Houston, TX 77002-2753 (713)236-9999 Fax: 223-7800

Simmons & Company
INTERNATIONAL

     We have also considered certain financial and stock market data of the Company and the Acquiror and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and the Acquiror and we have considered the financial terms of certain other business combinations which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s and the Acquiror’s management as to the future financial performance of the Company and the Acquiror, respectively. In addition, we have not made an independent evaluation or appraisal of the assets of the Company or the Acquiror, nor have we been furnished with any such appraisals. We have not evaluated any potential tax impacts related to the merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and the Acquiror; (ii) the business prospects of the Company and the Acquiror; (iii) the value of Company discounted cash flows under several scenarios and related sensitivity analysis; (iv) the historical and current market for the Acquiror Common Stock and for the equity securities of certain other companies believed to be comparable to the Company or the Acquiror; (v) the nature and terms of certain other acquisition transactions that we believe to be relevant; and (vi) the risked value potential of the Acquiror’s current business prospects. We have also taken into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities’ valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof. Our opinion does not constitute a recommendation to any shareholder as to how such a shareholder should vote on the Merger.

     In arriving at our opinion, we have highlighted certain risks associated with the Acquiror, including: a history of negative cash flow; potential capital constraints; potential shareholder dilution; high share price volatility; dependence on key management who could be near retirement age; geopolitical risks in countries in which Ivanhoe has prospective projects; project execution risks and complicated budgeting/planning models. These risks and others were discussed in detail in our presentation to you on December 9, 2004.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

Simmons & Company
INTERNATIONAL

     In the ordinary course of our business, we actively trade the debt and equity securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such a security.

     It is understood that this letter is for the information of the Company only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement, or in any other written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Simmons’ prior written consent.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of paid by the Acquiror for the Company as set forth in the Merger Agreement is fair to such stockholders, other than the Acquiror, from a financial point of view.

Very truly yours,

Simmons & Company International
-s-	Gerald R. Carman

By:	GERALD R. CARMAN
Managing Director

Exhibit D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
RIGHTS OF DISSENTING STOCKHOLDERS

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, §258, § 263 or § 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 82, L. ‘01, eff. 7-1-01.)

Exhibit E

INFORMATION ABOUT IVANHOE

CORPORATE STRUCTURE

      Ivanhoe is an international energy company engaged in exploration for, and production of, oil and gas, enhanced oil recovery and natural gas projects, and the application of heavy-to-light oil upgrading and gas-to-liquids technologies. Ivanhoe’s core operations are in the United States and China, with business development opportunities worldwide.

      Ivanhoe was incorporated pursuant to the laws of the Yukon, Canada on February 21, 1995 under the name 888 China Holdings Limited. On June 3, 1996, Ivanhoe changed its name to Black Sea Energy Ltd., and on June 24, 1999, Ivanhoe changed its name to Ivanhoe Energy Inc.

      Ivanhoe’s principal executive office is located at Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 300-204 Black Street, Whitehorse, Yukon, Y1A 2M9. Ivanhoe’s headquarters for operations is located at Suite 400-5060 California Street, Bakersfield, California, 93309.

      Upon completion of the transactions provided for in the Merger Agreement, Ensyn will become a wholly owned subsidiary of Ivanhoe and Ensyn’s principal subsidiaries which are involved in Ensyn’s Petroleum Business will become subsidiaries of Ivanhoe. The charts below set out Ivanhoe’s principal operating subsidiaries, the percentage ownership of such subsidiaries and the jurisdiction of incorporation of such subsidiaries, both before and after the Effective Time of the Merger.

Ivanhoe Pre-Merger Corporate Structure

Ivanhoe Post-Merger Corporate Structure

Notes:

“BVI” means British Virgin Islands.
All subsidiaries are 100% owned.

DESCRIPTION OF SHARE CAPITAL

      Ivanhoe’s authorized share capital consists of an unlimited number of Ivanhoe Shares and an unlimited number of preferred shares without par value. As of the date of this joint management information circular/proxy statement, there were 169,892,413 Ivanhoe Shares and no preferred shares issued and outstanding. Rights and restrictions in respect of the Ivanhoe Shares and the preferred shares are set out in Ivanhoe’s articles of incorporation and in the YBCA, Ivanhoe’s governing statute.

Ivanhoe Shares

      The holders of Ivanhoe Shares are entitled to one vote per Ivanhoe Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of Ivanhoe’s remaining property and assets in the event of liquidation, dissolution or winding up. The Ivanhoe Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Ivanhoe Shares and they are not liable to further calls or assessment. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

      Ivanhoe’s by-laws provide for certain rights of holders of Ivanhoe Shares. Ivanhoe’s by-laws may be amended either by a majority vote of the holders of Ivanhoe Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of Ivanhoe’s shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or replaced by a majority vote of the shareholders voting on such matter.

      Ivanhoe’s shareholders do not have cumulative voting rights on the election of Ivanhoe’s directors. Therefore, the holders of more than 50% of the Ivanhoe Shares voting for the election of Ivanhoe’s directors could, if they chose to

2

do so, elect all of the directors and, in such event, the holders of the remaining Ivanhoe Shares would not be able to elect any directors.

Preferred Shares

      The preferred shares as a class rank senior to the Ivanhoe Shares as to the payment of dividends and the distribution of property and assets in the event of liquidation, dissolution or winding-up. Holders of preferred shares are not entitled to any voting rights as a class except as provided under the YBCA. Ivanhoe’s directors are empowered to attach to any series of preferred shares voting rights relating to the election of directors triggered on a default in payment of dividends.

      Preferred shares are issuable in one or more series, each consisting of such number of preferred shares as may be fixed by Ivanhoe’s directors. Ivanhoe’s directors may, from time to time, by resolution passed before the issue of preferred shares of any particular series, alter Ivanhoe’s constating documents to determine the designation and fix the number of the preferred shares of that series and alter the constating documents to create, define and attach special rights and restrictions to the preferred shares of that series, including the nature, rate or amount of dividends and the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase of the preferred shares for cancellation or redemption, conversion or exchange rights and the terms and conditions of any share purchase plan or sinking fund.

Dividends

      Ivanhoe has not paid any dividends on its outstanding Ivanhoe Shares since it was incorporated and Ivanhoe does not anticipate that it will do so in the foreseeable future. Ivanhoe currently intends to retain all earnings, if any, in the foreseeable future for use in the development of its business. Ivanhoe’s dividend policy will be reviewed periodically depending on its financial position, capital requirements, general business conditions and other factors.

      The declaration of dividends on the Ivanhoe Shares is, subject to certain statutory restrictions described below, within the discretion of Ivanhoe’s board of directors based on their assessment of, among other factors, Ivanhoe’s earnings or lack thereof, Ivanhoe’s capital and operating expenditure requirements and Ivanhoe’s overall financial condition. Under the YBCA, Ivanhoe’s board of directors has no discretion to declare or pay a dividend on the Ivanhoe Shares if they have reasonable grounds for believing that Ivanhoe is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of Ivanhoe’s assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Ivanhoe Shares.

CONSOLIDATED CAPITALIZATION

      The following table and notes set forth the pro forma consolidated capitalization of Ivanhoe as at December 31, 2004 and reflects material changes (including the Merger) in Ivanhoe’s capitalization since December 31, 2003, as restated. The following table should be read in conjunction with Ivanhoe’s comparative consolidated financial statements for the years ended December 31, 2004 and December 31, 2003, as restated, and the notes that accompany them.

	December 31, 2003		December 31, 2004
	(stated in thousands of U.S. Dollars)
Notes payable	$167	(1)	$7,667	(1)
Long term debt	$833	(1)	$2,639	(1)
Share capital, Ivanhoe Shares	$161,075	(2)	$258,617	(2)
Contributed surplus	$516	(3)	$1,748	(3)
Accumulated deficit	$(61,054)		($82,259)

Total consolidated capitalization	$101,537		$188,412

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Notes:

(1)	During 2004, Ivanhoe borrowed U.S.$4.0 million of a U.S.$5.0 million non-revolving line of credit to fund the development costs of its South Midway field in California. During the same period Ivanhoe paid U.S.$0.7 million in principal against this indebtedness. In February 2005, Ivanhoe borrowed the full amount of a U.S.$6.0 million stand-by loan facility which is payable with interest at 8% per annum upon the earliest of (i) five days following receipt of proceeds from a private placement or public offering of Ivanhoe Shares, (ii) ninety days following written demand for repayment from the lender or (iii) August 23, 2005. The lender has the right to convert, at the lender’s election, unpaid principal and interest during the loan term to Ivanhoe Shares at U.S.$2.25 per share.

(2)	During 2004, Ivanhoe issued 7,172,414 Ivanhoe Shares in two private placements netting proceeds of U.S.$20.4 million; issued 975,000 shares for the exercise of stock options for U.S.$1.7 million; and issued 158,158 shares in payment for U.S.$0.3 million of services. For the purpose of this table, it is assumed Ivanhoe has issued 30 million Ivanhoe Shares valued at U.S.$75.0 million to acquire all of the issued and outstanding Ensyn Shares pursuant to the terms and conditions of the Merger Agreement.

(3)	During 2004, Ivanhoe incurred U.S.$1.3 million of stock based compensation expense related to stock options granted to consultants and for stock options granted to employees after January 1, 2002.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

      At any time during Ivanhoe’s most recently completed financial year, no director, executive officer or senior officer of Ivanhoe, no proposed management nominee for election as a director of Ivanhoe and no associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to Ivanhoe or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Ivanhoe or any of its subsidiaries, other than routine indebtedness.

MANAGEMENT CONTRACTS

      Management functions of Ivanhoe and its subsidiaries are not performed by a person or persons other than the directors or senior officers of Ivanhoe.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

      Ivanhoe is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person of Ivanhoe, any proposed director of Ivanhoe or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of Ivanhoe’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Ivanhoe or any of its subsidiaries other than:

1.	Ivanhoe borrowed U.S.$1.25 million from Ivanhoe Capital Finance Ltd., a company wholly owned by Mr. Robert Friedland. The unsecured loan, due 90 days after written demand, or on the closing date of an equity financing or December 31, 2005 whichever occurs earliest, was repaid with accrued interest, at U.S. prime plus 3%, in September 2003. Ivanhoe negotiated a revolving credit facility of U.S.$1.25 million to re-establish or extend that loan in the future as needs arise.

2.	Ivanhoe is a party to cost sharing agreements with other companies wholly or partially owned by Mr. Robert Friedland. Through these agreements, the parties share office space, furnishings, equipment and communications facilities in Vancouver, Singapore and Beijing. Ivanhoe also shares the costs of employing administrative and non-executive management personnel at these offices. During the year ended December 31, 2004, Ivanhoe’s share of these costs for the Vancouver and Singapore offices was U.S.$0.9 million and Ivanhoe was reimbursed U.S.$0.3 million by the other companies for their share of costs for Ivanhoe’s Beijing office. The companies with which Ivanhoe is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in them, are as follows:

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Company Name	R.M. Friedland Ownership Interest
Ivanhoe Mines Ltd.	34.43%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd.	50.06%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1) Ivanhoe Mines Ltd. owns 38.51% of the common shares of Jinshan Gold Mines Inc. and 51.08% of the common shares of Asia Gold Corp.

3.	During the year ended December 31, 2004, a company controlled by Mr. Shun-ichi Shimizu received U.S.$0.7 million for consulting services and out of pocket expenses.

AUDITORS

      Deloitte & Touche LLP, Chartered Accountants have been Ivanhoe’s auditors since April 8, 1997.

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Exhibit F

INFORMATION ABOUT ENSYN

Terms not otherwise defined in this exhibit have the meanings given to them in the joint management information circular/proxy statement. Unless otherwise specified, all references to “U.S.$” are to U.S. dollars, and all references to “Cdn.$” are to Canadian dollars.

Jurisdiction of Incorporation, Location of Principal Executive Office

      Ensyn Group, Inc. (or “Ensyn”) was incorporated on July 16, 1996 as a Delaware corporation. Ensyn’s principal executive office is located at 20 Park Plaza, Boston, Massachusetts 02116.

Corporate Structure

      The chart below illustrates Ensyn’s corporate structure as of the date of this joint management information circular/proxy statement after giving effect to the Spin-off Transaction but not giving effect to the Merger.

Narrative Description of the Business

      Introduction

      Ensyn is focused on the production of value-added fuels and chemicals using its proprietary RTP™ Technology. Ensyn is the parent of two principal operating subsidiaries, Ensyn Petroleum International Ltd. (or “EPIL”) and Ensyn Renewables Inc. (or “ERI”).

      EPIL is focused on the application of its RTP™ Technology for the production and upgrading of heavy oil. EPIL has demonstrated its heavy oil processing capabilities by processing over 90 test runs in a petroleum pilot facility in Ottawa, Ontario, and is now in the process of commissioning the CDF in Belridge, a major oil field near Bakersfield, California. EPIL’s focus is to use its RTP™ Technology in connection with the development of oil reserves through production sharing agreements and/or other long-term contracts. EPIL is currently 85.5% owned by Ensyn, with the remaining 14.5% owned by Ivanhoe. In addition, as of December 31, 2004, third parties held options to purchase an aggregate of 2,085 shares of EPIL, which if exercised would give such third parties, taken together, a 4.4% interest in EPIL.

      ERI is in the business of applying the RTP™ Technology to process biomass, such as wood and other organic material, into bio-fuels and chemicals (referred to in the joint information circular/proxy statement as the “Renewables Business”). ERI currently operates the Renewables Business through six commercial facilities and is constructing a seventh facility near Ottawa, Ontario. ERI’s existing facilities include plants owned by ERI and plants owned by a third party and operated by ERI. ERI’s growth plans are based on the development of company-owned facilities and the sale of chemicals and fuels to third parties. Prior to the effective time of the Merger, all of the outstanding common stock of ERI that is held by Ensyn will be transferred to ERI Holdings and ERI Holdings will be distributed to Ensyn stockholders prior to the Merger in the Spin-off Transaction. Accordingly, ERI and the Renewables Business is not discussed in detail in this exhibit.

      ERI Holdings, ERI and EPIL are all incorporated in Delaware. Ensyn and EPIL have their principal executive offices in Boston, Massachusetts, and ERI has its principal executive office in Wilmington, Delaware.

      RTP™ Technology

      The RTP™ Technology is a relatively simple yet innovative proprietary system for the fast thermal conversion of carbon-based materials. The RTP™ Technology involves a robust thermal conversion process that produces upgraded fuels and chemicals from undervalued resources, and has been in commercial operation since 1989. During RTP™ operations, carbon-based materials, including both petroleum and biomass (for example, wood residues) are quickly transformed to more valuable fuel and chemical products by the rapid addition of heat. The actual conversion unit at the core of the RTP™ Technology is essentially the same regardless of the feedstock being processed.

      RTPTM Technology is based on processing feedstock material in a riser reaction vessel where it is contracted with a stream of hot particulates (typically sand). The turbulent hot sand instantly flashes the feedstock into a vapour, which is then rapidly cooled, condensed and recovered. The thermo-chemical reactions are allowed to proceed at temperatures of around 500°C, much lower than combustion or gasification.

      EPIL

      Application of RTP™ Technology. EPIL’s petroleum processing operations are based on the application of the RTP™ Technology to a new feedstock. Ensyn believes that the application of RTP™ Technology to heavy oil upgrading represents a technical and economic breakthrough compared to existing commercial alternatives. In addition to attractive comparative economics for producers in established producing regions where conventional alternatives may be available, RTP™ Technology offers the opportunity to develop heavy oil and bitumen resources that may be stranded due to the technology challenges and high costs related to the extraction and transportation of such resources.

      The RTP™ Technology used by EPIL converts heavy crude oil and bitumen into lighter, more valuable grades of petroleum, in modular, scalable facilities that can be located in the producing field. In addition to enhancing the value and transportability of the heavy crude feedstock, the RTP™ Technology produces significant by-product energy for the production of steam and/or power.

      Ensyn believes the strategic benefits of RTP™ Technology to the heavy oil industry are significant and include the following:

•	elimination or virtual elimination of the need for external energy (natural gas) for steam production;

•	elimination or virtual elimination of diluent requirements for transport;

•	virtual elimination of heavy-light price differentials;

•	expansion of refining alternatives;

•	relatively low minimum economic scale, and

•	access to stranded reserves.

      EPIL is in the process of commissioning the CDF in the South Belridge Field near Bakersfield, California. The Belridge Field has produced over 1.5 billion barrels of oil and has extensive ongoing thermal recovery operations. For this project, EPIL has partnered with Aera Energy LLC (“Aera”), one of the largest heavy oil producers in California. The CDF has a core RTP™ capacity of approximately 300 barrels per day (“bbl/d”), and will demonstrate commercial petroleum processing operations at a capacity of approximately 1,000 bbl/d, depending on the residual (heavy bottoms) component of the heavy oil. EPIL plans to follow the CDF with the deployment of fully commercial installations of one or more 10,000-15,000 bbl/d facilities.

      Alliances and Initiatives

      Ivanhoe. As described in “The Merger and Related Transactions – Background of the Merger,” a series of agreements in 2003 and 2004 entered into by Ensyn, EPIL and an Ivanhoe subsidiary have led to Ivanhoe’s acquisition of a 14.5% equity interest in EPIL, and certain territorial rights to use the RTP™ Technology. Pursuant to these agreements, Ivanhoe has the exclusive right to be issued RTPTM Technology licenses in China, Mongolia, Oman, Iraq and all countries in South America except Venezuela (the “Ivanhoe Territories”). In the Ivanhoe Territories, Ivanhoe has exclusive rights for an initial term of five years, subject to extension if and when commercial applications develop, but in any case subject to a maximum term of 13 years. For each RTPTM project developed by Ivanhoe in China, Mongolia, Oman, Iraq and all countries in the Ivanhoe Territories, EPIL has the right to acquire an equity participation of no less than ten percent of Ivanhoe’s interest, for the same proportionate cost as paid by Ivanhoe. If EPIL elects to acquire an equity interest, EPIL’s equity interest will offset and eliminate the payment of license fees for use of the process license in such project. In addition, EPIL may acquire an equity interest equal to 25% of Ivanhoe’s interest in the projects Ivanhoe may develop in the Ivanhoe Territories in South America (other than in Peru) for the same proportionate cost as paid by Ivanhoe.

      ConocoPhillips Inc. In August 2000, EPIL and Conoco Canada Resources Limited (formerly Gulf Canada Resources Limited) (“Conoco”) entered into an agreement providing for the following:

•	the subscription by Conoco for 26,450 common shares of EGI;

•	the acquisition by Conoco of a license for use of RTP™ Technology in Canada; and

•	funding of up to U.S.$1,581,000 in progress payments related to the construction and operation of the CDF.

      To date, Conoco has funded U.S.$790,000 in progress payments. Through August 2010, Conoco has the right to place orders with EPIL for the construction of RTP™ equipment for one or more Conoco facilities having an aggregate design feedstock input capacity of up to 250,000 barrels-per-day, provided that no individual Conoco facility has a capacity of less than 5,000 barrels-per-day. No royalties are payable by Conoco for use of the RTP™ Technology relating to initial facilities for the first 50,000 barrels-per-day aggregate feedstock input capacity. Thereafter, Conoco must pay a per barrel royalty equal to the minimum applicable rate on the net value uplift on the processed oil realized from the use of the RTP™ Technology.

      Aera Energy LLC. In 2003, EPIL entered into a Project and License Agreement with Aera, allowing EPIL to construct the CDF on Aera’s South Belridge, California property. Under the agreement, EPIL has access to and use of the Aera site and utilities during the testing and demonstration period of the CDF but is required to provide Aera with certain information related to the CDF, including test results. Aera has agreed to provide crude oil to EPIL for testing and will receive upgraded oil product in return. At the request of Aera, EPIL must perform tests for Aera at the facility for a period of up to 30 days during the test period (defined as the 180-day period beginning on the first day of operation) of the agreement. In addition, EPIL has agreed that any steam it provides to Aera from EPIL-owned facilities in California will be at a price equal to the lowest price charged to other customers for steam produced by EPIL-owned RTP™ units installed in the State of California.

      Under the terms of the agreement, the testing and demonstration of the CDF must be completed before December 2005. Within six months after the testing and demonstration period of the project, EPIL is responsible for removing the CDF and restoring the site to its original condition.

      ITS Engineered Systems Inc. In January 2002, EPIL formed a joint venture with ITS Engineered Systems Inc. (“ITS”) to manufacture and sell RTP™ equipment for the field upgrading of petroleum. EPIL and ITS each have a 50% interest in the profits and losses of the joint venture, ITS Ensyn LLC. The joint venture has the exclusive right and license to use the RTP™ Technology and related improvements to manufacture RTP™ equipment for petroleum applications and to receive a fixed fee with respect to any RTP™ facility manufactured by any party other than the joint venture. The amount of the fixed fee is determined based on the capacity and application of the RTP™ equipment.

      EPIL and ITS each agreed to fund the joint venture with up to U.S.$1.5 million for the construction of the CDF, which will be owned and operated by the joint venture until sold to a third party. Under the terms of the joint venture agreement, additional funds which are needed to complete the CDF must be loaned to the joint venture by each member in an equal amount, with such funds bearing interest at the bank prime rate.

      In connection with the joint venture, Ensyn has issued warrants to ITS to purchase a total of 40,000 Ensyn Shares.

      Employees

      Ensyn has a total of 21 full time employees, plus 11 contractors who are paid on a retainer basis. 19 of the 32 total individuals are engaged in activities common to both ERI and EPIL. Nine individuals are engaged in activities specific to EPIL while four are engaged in activities specific to ERI.

      Intellectual Property

      Ensyn and its subsidiaries collectively have a number of patents issued and pending relating to the RTPTM Technology and products manufactured from product of the RTPTM Technology. Several of these core patents have both petroleum and biomass applications.

      ERI owns the rights to the RTP™ Technology. EPIL has an exclusive license to use the RTP™ Technology in petroleum applications. ERI currently receives a royalty of U.S.$100 per daily barrel from EPIL based on the capacity of RTP™ equipment constructed for petroleum applications.

      Competition

      Various companies and individuals have developed (or are in the process of developing) alternative technologies for the upgrading of heavy petroleum and/or the processing of biomass. Although Ensyn does not consider these alternative technologies to be the functional equivalent of its RTP™ Technology, there can be no assurance that functionally equivalent technologies will not be developed by, or become available to, competitors in the near future.

      In addition, new biomass and petroleum-based products produced by Ensyn utilizing the RTP™ Technology will compete with products that already have an established market presence. There can be no assurance that Ensyn’s products will successfully compete with these already established products.

      Facilities

      As discussed in more detail above, EPIL is in the process of commissioning the CDF in the South Belridge Field near Bakersfield, California. The CDF is owned by ITS Ensyn LLC, a joint venture in which EPIL holds a 50% interest. EPIL has the right to operate it at the Belridge site. The costs, less any revenues, from such operations are to be borne by EPIL.

Description of Capital Stock

      The authorized common stock of Ensyn consists of 5,000,000 shares of common stock, par value U.S.$.001 per share. The holders of Ensyn Shares are entitled to one vote per share at all meetings of stockholders, to receive dividends as and when declared by the Ensyn board of directors and to receive a pro rata share of Ensyn’s remaining property and assets in the event of liquidation, dissolution or winding up, subject to applicable laws. Under the DGCL and Ensyn’s certificate of incorporation, Ensyn’s certificate of incorporation may be amended by resolution of Ensyn’s board of directors and the affirmative vote of the holders of a majority of the outstanding shares of Ensyn common stock entitled to vote.

      The rights and privileges of holders of Ensyn Shares are governed in part by Ensyn’s by-laws. Ensyn’s by-laws may be altered, amended, changed or repealed by Ensyn’s board of directors or Ensyn’s stockholders, in either case at a meeting called for that purpose.

      The DGCL permits cumulative voting if a corporation’s certificate of incorporation so provides. Ensyn’s certificate of incorporation does not provide for cumulative voting.

      Under the DGCL, the declaration and payment of dividends is at the discretion of Ensyn’s board of directors. Ensyn has not declared or paid any cash dividends on Ensyn common stock since its incorporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      Introduction

      You should read the following discussion in conjunction with Ensyn’s audited financial statements as at and for the years ended September 30, 2004 and 2003, including the corresponding notes thereto which contain a reconciliation to Canadian generally accepted accounting principles, and are included elsewhere in this joint management information circular/proxy statement.

      Ensyn’s business is the development, ownership and operation of facilities which utilize the RTPTM Technology. Ensyn has two principal operating subsidiaries. EPIL utilizes the RTPTM Technology to upgrade heavy oil and other heavy petroleum products, and ERI utilizes the RTPTM Technology to process biomass into chemicals and bio-fuels.

      As discussed in more detail in the joint management information circular/proxy statement to which this exhibit is attached, all of the common stock of ERI held by Ensyn will be transferred to Ensyn Corporation, a newly formed and wholly-owned subsidiary of Ensyn (referred to as “ERI Holdings”). Prior to the closing of the Merger, all of the common stock of ERI Holdings will be distributed to Ensyn stockholders. After the Spin-off Transaction, Ensyn will consist of Ensyn Group, Inc. and EPIL and its subsidiaries (the “Continuing Operations”). This Management’s Discussion and Analysis of Financial Condition and Results of Operations are based only on the Continuing Operations.

      Critical Accounting Policies

      Revenue Recognition. Ensyn’s revenue is primarily sourced from engineering services provided to the 50% owned joint venture with ITS established to construct and operate the CDF located in Bakersfield, California and revenue from Conoco based on the achievement of certain milestones during construction and testing of the commercial demonstration facility. Revenue on long-term contracts is dependent on the completion of milestones established in such contracts. Revenue from service contracts is recognized as work is performed. Revenue from the sale of goods is recognized when all of the following criteria are met: (1) persuasive evidence of an agreement exists; (2) delivery has occurred; (3) the price is fixed and determinable; and (4) collection is reasonably assured.

      Joint Venture Costs. All costs incurred during the construction and commissioning phase of the CDF have been capitalized by the joint venture as property and equipment. Ensyn accounts for its investment in the joint venture using the equity method of accounting.

      Results of Operations

      Continuing Operations for the years ended September 30, 2004 and 2003 reflect the efforts of Ensyn to develop markets for the RTPTM Technology as it relates to petroleum applications.

      During the year ended September 30, 2004, Ensyn had a net loss of U.S.$1,437,000 with respect to the Continuing Operations. During the year ended September 30, 2003, Ensyn had a net loss of U.S.$299,000.

      Revenue. Ensyn had revenue from Continuing Operations of U.S.$300,000 for the year ended September 30, 2004 and U.S.$689,000 for the year ended September 30, 2003.

      Revenue from services provided to the joint venture was U.S.$219,000 in 2004 and U.S.$201,000 in 2003. Revenue received from ERI was U.S.$81,000 in 2004 and U.S.$43,000 in 2003. Revenue from Conoco in the form of progress payments relating to the construction and operation of the CDF was U.S.$444,000 in 2003. Ensyn did not receive any payments from Conoco in 2004.

      Development Expenses. Ensyn has incurred development expenses from Continuing Operations of U.S.$900,000 for the year ended September 30, 2004 and U.S.$649,000 for the year ended September 30, 2003. During 2004, Ensyn increased its development efforts by engaging more consultants for marketing purposes and increasing travel by executives.

      General and Administrative Expense. Ensyn incurred general and administrative expenses from Continuing Operations of U.S.$841,000 for the year ended September 30, 2004 and U.S.$301,000 for the year ended September 30, 2003.

      Professional fees increased by U.S.$386,000, or 580 percent, to U.S.$452,000 in 2004 from U.S.$66,000 in 2003. This increase is due to costs associated with the negotiation of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the Spin-off Transaction.

      Insurance expense increased U.S.$98,000, or 156 percent, to U.S.$161,000 in 2004 from U.S.$63,000 in 2003. This increase was due to both a significant increase in rates and a revised corporate risk allocation strategy.

      Office and administrative salary costs increased U.S.$55,000, or 51 percent, to U.S.$162,000 in 2004 from U.S.$107,000 in 2003. This increase was due to greater administrative resources being required as a result of increased construction and development activity in 2004.

      Liquidity and Capital Resources

      As at September 30, 2004, Ensyn had cash on hand of U.S.$779,000, with no long term debt, and a net working capital surplus of U.S.$103,000. On October 27, 2004, Ivanhoe paid EPIL U.S.$1,000,000 for an option to acquire an additional 5.3 percent equity interest in EPIL at an exercise price of U.S.$4,000,000. The option was exercisable at any time within 15 business days after December 31, 2004. Ivanhoe elected not to exercise the option.

      In January 2004, Ivanhoe acquired a ten percent equity interest in EPIL for U.S.$2,000,000. In August 2004, Ivanhoe acquired an additional 4.5 percent equity interest in EPIL for U.S.$1,000,000. Ivanhoe’s investment has been accounted for and disclosed in the notes to the financial statements as a minority interest.

      Capital Expenditures — Commercial Demonstration Facility

      Ensyn has recorded an investment in the joint venture with ITS of U.S.$3,890,000 as at September 30, 2004, and of U.S.$1,642,000 as at September 30, 2003.

Options to Purchase Securities

      The following table provides information regarding outstanding options to purchase securities of Ensyn and its subsidiaries as of February 14, 2005. All dollar amounts shown in the table are U.S. dollars.

	Designation and
	Number of Securities
Holders	under Option	Purchase Price	Expiration Date	Consideration
Current and Former Executive Officers of Ensyn (6 persons)	Options to purchase an aggregate of 71,330 Ensyn Shares	18,700 at $7.50 7,600 at $15.00 9,000 at $20.00 8,340 at $30.00 10,500 at $50.00 4,500 at $50.00 400 at $60.00 1,290 at $70.00 11,000 at $80.00	18,700 on October 1, 2013
7,600 on October 11, 2014
9,000 on March 2, 2007
8,340 on September 30, 2012
10,500 on March 26, 2008
4,500 on October 1, 2008
400 on May 17, 2010
1,290 on May 3, 2011
11,000 on May 12, 2009
				Remuneration

Current and Former Directors of Ensyn (7 persons)	Options to purchase an aggregate of 39,000 Ensyn Shares	5,500 at $7.50 6,000 at $15.00 6,000 at $20.00 3,000 at $30.00 6,000 at $40.00 4,500 at $50.00 4,000 at $60.00 2,000 at $70.00 2,000 at $80.00	5,500 on May 9, 2013
6,000 on October 11, 2014
6,000 on March 2, 2007
3,000 on September 30, 2012
6,000 on November 14, 2011
4,500 on March 26, 2008
4,000 on May 17, 2010
2,000 on May 3, 2011
			2,000 on May 12, 2009	Services as a Director

Current and Former Employees of Ensyn (12 persons)	Options to purchase an aggregate of 28,920 Ensyn Shares	7,300 at $7.50 3,300 at $15.00 9,960 at $20.00 2,655 at $30.00 2,445 at $40.00 1,000 at $60.00 240 at $70.00 1,920 at $80.00	7,300 on October 1, 2013 3,300 on October 11, 2014 9,960 on March 2, 2007 2,655 on September 30, 2012 2,445 on November 14, 2011 1,000 on May 17, 2010 240 on May 3, 2011 1,920 on May 12, 2009	Remuneration

Consultants of Ensyn (9 persons)	Options to purchase an aggregate of 26,320 Ensyn Shares	9,000 at $7.50 3,100 at $15.00 12,420 at $30.00 1,500 at $50.00 300 at $60.00	9,000 on October 1, 2013 3,100 on October 11, 2014 12,420 on September 30, 2012 1,500 on March 26, 2008 300 on May 17, 2010	Services as a Consultant

Current and Former Executive Officers of Ensyn (5 persons)	Options to purchase an aggregate of 925 shares of the common stock of ERI	$150	October 1, 2013	Remuneration

Current and Former Directors of Ensyn (6 persons)	Options to purchase an aggregate of 600 shares of the common stock of ERI	$150	October 1, 2013	Services as a Director

	Designation and
	Number of Securities
Holders	under Option	Purchase Price	Expiration Date	Consideration
Current and Former Employees of Ensyn (2 persons)	Options to purchase an aggregate of 200 shares of the common stock of ERI	$150	October 1, 2013	Remuneration

Consultants of Ensyn (1 person)	Options to purchase 125 shares of the common stock of ERI	$150	October 1, 2013	Services as a Consultant

Current and Former Executive Officers of Ensyn (5 persons)	Options to purchase an aggregate of 440 shares of the common stock of EPIL	$193	October 1, 2013	Remuneration

Current and Former Directors of Ensyn (7 persons)	Options to purchase an aggregate of 700 shares of the common stock of EPIL	$193	October 1, 2013	Services as a Director

Current and Former Employees of Ensyn (2 persons)	Options to purchase an aggregate of 120 shares of the common stock of EPIL	$193	October 1, 2013	Remuneration

Consultants of Ensyn (7 persons)	Options to purchase an aggregate of 825 shares of the common stock of EPIL	590 at $193 135 at $441 100 at $500	590 on October 1, 2013 135 on July 1, 2014 100 on May 9, 2013	Services as a Consultant

Current and Former Directors of Ensyn’s Subsidiaries (1 person)	Options to purchase an aggregate of 2,150 Ensyn Shares	1,000 at $7.50 350 at $15.00 500 at $30.00 300 at $60.00	1,000 on October 1, 2013 350 on October 11, 2014 500 on September 30, 2012 300 on May 17, 2010	Services as a Director

Current and Former Employees of Ensyn’s Subsidiaries (11 persons)	Options to purchase an aggregate of 28,530 Ensyn Shares	7,300 at $7.50 3,300 at $15.00 9,960 at $20.00 2,505 at $30.00 2,355 at $40.00 1,100 at $60.00 180 at $70.00 1,830 at $80.00	7,300 on October 1, 2013 3,300 on October 11, 2014 9,960 on March 2, 2007 2,505 on September 30, 2012 2,355 on November 14, 2011 1,100 on May 17, 2010 180 on May 3, 2011 1,830 on May 12, 2009	Remuneration

      Prior to the closing of the Merger, Ensyn will cause each option outstanding under Ensyn’s stock option plans and EPIL’s stock option plan to become vested and exercisable with respect to all of the shares subject to the option. At the Effective Time, each option outstanding under Ensyn’s stock option plans and EPIL’s stock option plan will be cancelled.

      Prior to the closing of the Merger, Ensyn intends to grant new options to purchase Ensyn Shares to the holders of outstanding EPIL Options. Under the anticipated terms of these new options, the exercise of any portion of the new options will result in cancellation and forfeiture of the EPIL Options held by the recipient, and any exercise of any portion of the EPIL Options after the grant of the new options will result in the expiration of the new options. It is expected that the new options will be granted in such amounts and with such exercise prices so that the value of the new options approximates, as nearly as practicable, the value of the outstanding EPIL Options. The new options will not be exercisable until after the Spin-off Transaction and will expire at the Effective Time as will all other outstanding Ensyn Options and EPIL Options.

Principal Stockholders

      To the knowledge of Ensyn’s directors and executive officers, as at February 14, 2005, the following Persons beneficially own, either directly or indirectly, or exercise control or direction over, more than 5 percent of the voting rights attached to all outstanding Ensyn Shares:

		Percentage
		of
	Number of	Outstanding
	Ensyn	Ensyn
Name of Principal Stockholder	Shares	Shares (1)
Credit Suisse First Boston Management Corporation	346,666	19.08%
1092157 Ontario Inc.	108,910	5.99%

(1)	Based on 1,816,767 Ensyn Shares issued and outstanding as at February 14, 2005.

      In addition, Drs. Graham and Smith beneficially own, directly or indirectly, more than 5 percent of the outstanding Ensyn Shares as at February 14, 2005. See “Directors and Officers – Security Ownership” below.

Directors and Officers

      The board of directors of Ensyn is currently comprised of six persons, three of whom are employed by Ensyn. Each director is elected to serve until the next annual meeting of Ensyn stockholders or until a successor is elected or qualified. All of Ensyn’s current directors will have resigned effective as of the closing of the Merger.

      The board of directors of Ensyn has established two committees: the Audit Committee and the Compensation Committee. Dr. Smith and Messrs. Robinson and Barnett are members of the Audit Committee. Messrs. Pirraglia, Robinson and Barnett are members of the Compensation Committee.

      The following table sets forth the name, municipality of residence, present position(s) held with Ensyn and principal occupations during the last five years (unless otherwise indicated) of each director and executive officer of Ensyn.

Principal
Name and	Position with	Occupation during
Municipality of Residence	Ensyn	the Past Five Years
DR. ROBERT G. GRAHAM, Ottawa, Ontario, Canada	Chairman of the Board, Director and Chief Executive Officer (since July 1996) and President (since August 1996)	Chairman of the Board and Chief Executive Officer of Ensyn Group, Inc. (July 1996 – present); President of Ensyn Group, Inc. (August 1996 – present)

ROBERT A. PIRRAGLIA, Belmont, Massachusetts	Director (since March 1997) and Chief Operating Officer (since September 1998)	Chief Operating Officer of Ensyn Group, Inc. (September 1998 – present)

BARRY A. FREEL Greely, Ontario, Canada	Director (since June 1999) and Vice President, Engineering and Technology (since September 1996)	Vice President, Engineering and Technology of Ensyn Group, Inc. (September 1996 – present)

IAN S. BARNETT London, England	Director (since August 1996)	Consultant to Ensyn Group, Inc. and Ensyn Petroleum International Ltd. (January 1999 – present); Director and co-founder of Heptagon Investments Ltd. (February 1992 – present)

Principal
Name and	Position with	Occupation during
Municipality of Residence	Ensyn	the Past Five Years
DR. RONALD J. ROBINSON, College Station, Texas	Director (since February 2002)	Chairman and Chief Executive Officer of Knowledge Deployment, Inc. (2002 – present); Professor, Texas A&M University (November 2001 – March 2003); President, Texaco Technology Division (1996 – October 2001)

DR. STUART L. SMITH, Toronto, Ontario, Canada	Director (since September 1996)	Director and President of RockCliffe Research and Technology Inc. (January 1987 – present)

DAVID C. BOULARD, Ottawa, Ontario, Canada	Vice President, Finance (since October 1999), Treasurer (since October 2000) and Secretary (since October 2000)	Vice President, Finance of Ensyn Group, Inc. (October 1999 – present), Treasurer and Secretary of Ensyn Group, Inc. (October 2000 – present); Corporate Controller of Ensyn Group, Inc. (May 1998 – September 2000)

MICHAEL W. VAN GAAL, Kanata, Ontario, Canada	Corporate Controller (since October 2000)	Corporate Controller of Ensyn Group, Inc. (October 2000 – present); Senior Financial Analyst, Ensyn Group, Inc. (June 1999 – October 2000)

Security Ownership

      The following table sets forth the number of Ensyn Shares that are beneficially owned, either directly or indirectly, by Ensyn’s directors and executive officers as of February 14, 2005.

Ensyn Shares
Name	Beneficially Owned(1)
Ian S. Barnett, Director	30,464(2)
David C. Boulard, Vice President, Finance, Treasurer and Secretary	17,100(3)
Barry A. Freel, Vice President, Engineering and Technology	65,729(4)
Dr. Robert G. Graham, Chairman of the Board, Chief Executive Officer and President	483,962(5)
Robert A. Pirraglia, Chief Operating Officer	23,080(6)
Dr. Ronald J. Robinson, Director	11,158(7)
Dr. Stuart L. Smith, Director	276,911(8)
Michael W. van Gaal, Corporate Controller	8,486(9)

(1)	The number of shares beneficially owned by each director or executive officer includes Ensyn Shares issuable pursuant to stock options or warrants that are currently exercisable and stock options that will become exercisable under the Merger Agreement and/or any transactions contemplated by the Merger Agreement.

(2)	Includes 18,820 Ensyn Shares issuable pursuant to stock options.

(3)	Includes 17,100 Ensyn Shares issuable pursuant to stock options.

(4)	Includes 15,700 Ensyn Shares issuable pursuant to stock options and 50,029 Ensyn Shares held by 1092156 Ontario Inc., which is controlled by Mr. Freel.

(5)	Includes 15,800 Ensyn Shares issuable pursuant to stock options and 38,333 Ensyn Shares held by 1092155 Ontario Inc., 311,800 Ensyn Shares held by ETS Holdings Corp., 31,294 Ensyn Shares held by R&B Biomass Technologies Inc. and 86,735 Ensyn Shares held by 4140630 Canada Inc., all of which are controlled by Dr. Graham.

(6)	Includes 12,000 Ensyn Shares issuable pursuant to stock options and 4,290 Ensyn Shares issuable pursuant to a warrant held by Mr. Pirraglia.

(7)	Includes 8,000 Ensyn Shares issuable pursuant to stock options.

(8)	Includes 10,500 shares issuable pursuant to stock options; 11,000 Ensyn Shares issuable pursuant to a warrant held by Dr. Smith; and 196,810 Ensyn Shares held by RockCliffe Research and Technology Inc. and 58,601 Ensyn Shares held by 4140656 Canada Inc., both of which are controlled by Dr. Smith.

(9)	Includes 6,480 Ensyn Shares issuable pursuant to stock options.

      Corporate Cease Orders or Bankruptcies

      Except as described below, none of Ensyn’s directors or officers, or to Ensyn’s management’s knowledge, Ensyn stockholders holding sufficient shares to materially affect the control of Ensyn, are, or within the previous ten years have been, a director or officer of any other issuer that, while acting in such capacity, (i) was subject to a cease trade or a similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or (ii) during his or her tenure, or within a year since he or she ceased acting in their capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer.

      Mr. Pirraglia was an officer and director of Biomedical Waste Systems, Inc. and its affiliates, and served such companies in his capacity as an officer until April 11, 1995 and as a director until April 28, 1995. These companies filed for bankruptcy protection on September 15, 1995. Mr. Pirraglia rejoined the board of directors of Biomedical Waste Systems, Inc. after such filing and remained a director of that company until it emerged from bankruptcy in 1998.

      Penalties or Sanctions

      Within the previous ten years, none of Ensyn’s directors or officers or, to Ensyn’s management’s knowledge, Ensyn stockholders holding sufficient shares to materially affect the control of Ensyn, have been subject to (i) any penalties or sanctions proposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

      Personal Bankruptcies

      Within the previous ten years, none of Ensyn’s directors or officers, or to Ensyn’s management’s knowledge, Ensyn stockholders holding sufficient shares to materially affect the control of Ensyn, or a personal holding company of any such persons, have become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

      Conflicts of Interest

      Ensyn is not aware of any material conflict of interest, direct or indirect, which may exist between Ensyn and any director or officer of Ensyn, except as disclosed in this joint management information circular/proxy statement. See “The Merger and Related Transactions – Interests of Certain Persons in the Merger.”

Executive Compensation

      Unless otherwise noted, the following information is for Ensyn’s last completed fiscal year that ended on September 30, 2004 and excludes any compensation earned with respect to ERI or the Renewables Business.

      Employment Contracts

      Dr. Graham and Messrs. Pirraglia, Freel and Boulard have entered into employment agreements with Ensyn, effective as of October 1, 2004, which expire as indicated below. Following the Spin-off Transaction and at or prior to the Closing, ERI Holdings will be substituted for Ensyn under these agreements. These agreements provide for the remuneration of such officers as summarized below. All dollar amounts shown are in U.S. dollars.

			Annual Stock Option
	Annual Base Salary	Bonus(1)	Awards
Robert G. Graham, Chairman of the Board, Chief Executive Officer and President (expires September 30, 2005)	$218,500	$90,000	1,400 options at an exercise price of $15.00

Robert A. Pirraglia, Chief Operating Officer (expires September 30, 2005)	$176,885	$50,000	1,400 options at an exercise price of $15.00

Barry A. Freel, Vice President, Engineering and Technology (expires September 30, 2007)	$176,812	$50,000	1,600 options at an exercise price of $15.00

David C. Boulard, Vice President, Finance, Treasurer and Secretary (expires September 30, 2005)	$126,500	$40,000	2,400 options at an exercise price of $15.00

(1)	If the Spin-off Transaction occurs prior to June 30, 2005 and the named executive officer listed in this table is continuously employed by Ensyn or ERI from and after October 1, 2004 up to the effective time of the Spin-off Transaction or his employment is terminated for reasons other than for “cause” (as defined in the respective employment agreement), then any payments of principal and interest payable by such officer under any promissory notes issued by such officer relating to such officer’s exercise of Ensyn Options will be forgiven, up to a maximum amount equal to the lesser of the amount shown in this column or the total principal and interest balance thereon.

      Pension Plans

      Ensyn does not have any pension plans.

      Compensation of Directors

      Ensyn has historically remunerated its directors for their services in their capacities as directors through the granting of stock options to purchase Ensyn Shares.

      Summary Compensation Table

      The following table discloses the compensation, excluding options to purchase shares of the common stock of ERI, paid by Ensyn during the previous three financial years to its chief executive officer, its chief financial officer and its three other most highly compensated executive officers who were serving during or at the end of its most recently completed financial year whose total salary and bonus exceeded Cdn.$150,000. All dollar amounts shown in the table are U.S. dollars.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal				Other Annual	Securities under		All Other
Position	Year	Salary	Bonus	Compensation	Ensyn Options (1)	LTIP Payouts (2)	Compensation
Robert G. Graham,Chairman of the Board, Chief	2004	$195,700	—	$6,000	5,000	n/a	—
Executive Officer and	2003	$195,700	—	$6,000	1,000	n/a	—
President	2002	$195,700	—	$6,000	1,900	n/a	—

Robert A. Pirraglia,	2004	$153,750	—	$—	5,000	n/a	—
Chief Operating	2003	$153,750	—	$—	1,000	n/a	—
Officer	2002	$153,750	—	$—	3,100	n/a	—

Barry A. Freel, Vice President,	2004	$154,500	—	$—	5,000	n/a	—
Engineering and	2003	$154,500	—	$—	1,000	n/a	—
Technology	2002	$154,500	—	$—	2,600	n/a	—

David C. Boulard, Vice President,	2004	$108,250	$11,500	$—	6,000	n/a	—
Finance, Treasurer	2003	$103,000	—	$—	—	n/a	—
and Secretary	2002	$103,000	—	$—	2,700	n/a	—

(1)	In 2004, Dr. Graham and Messrs. Pirraglia, Freel and Boulard were awarded 200, 200, 200 and 100 EPIL Options, respectively.

(2)	Ensyn does not have a long-term incentive plan.

      Stock Options

      Pursuant to the Ensyn 1997 Equity Incentive Plan, Ensyn 1997 Non-Employee Director Stock Option Plan and Ensyn 1998 Stock Incentive Plan (collectively, the “Ensyn Plans”), the Ensyn board of directors has, from time to time, granted stock options to directors, officers, employees and consultants in consideration of them providing their services to Ensyn or one or more of its subsidiaries. In addition, certain Ensyn officers, employees and consultants have been granted stock options to purchase shares of the common stock of EPIL under the EPIL 2001 Stock Incentive Plan (the “EPIL Plan”).

      As discussed above, prior to the closing of the Merger, Ensyn and EPIL will cause each option outstanding under the Ensyn Plans and the EPIL Plan, respectively, to become vested and exercisable with respect to all of the shares subject to the option. Immediately prior to the effective time of the Merger, each option outstanding under such plans will be cancelled.

      In addition, prior to the closing of the Merger, Ensyn intends to grant new options to purchase Ensyn Shares to the holders of outstanding EPIL Options. Under the anticipated terms of these new options, the exercise of any portion of the new options will result in cancellation and forfeiture of the EPIL Options held by the recipient, and any exercise of any portion of the EPIL Options after the grant of the new options will result in the expiration of the new options. It is expected that the new options will be granted in such amounts and with such exercise prices so that the value of the new options approximates, as nearly as practicable, the value of the outstanding EPIL Options. The new options will not be exercisable until after the Spin-off Transaction and will expire at the Effective Time as will all other outstanding Ensyn Options and EPIL Options.

      The following table discloses the particulars of any Ensyn Options or EPIL Options granted by Ensyn or EPIL, as the case may be, during the last financial year to Ensyn’s chief executive officer, its chief financial officer and its three other most highly compensated executive officers who were serving during or at the end of its most recently completed financial year whose total salary and bonus exceeded Cdn.$150,000.

Option Grants
During the Most Recently Completed Financial Year

				Market Value
		Percentage of		of Underlying
		Total Options		Securities on
	Securities	Granted to	Exercise	the Date of
	under Options	Employees in	Price	Grant	Expiration
Name and Position	Granted (#)	2004 (1)	(U.S.$/share)	(U.S.$/share)	Date
Robert G. Graham, Chairman of the Board, Chief Executive Officer	5,000 (Ensyn)	12.5%	$7.50	$7.50	October 1, 2013
and President	200 (EPIL)	11.9%	$193.00	$193.00	October 1, 2013

Robert A. Pirraglia, Chief	5,000 (Ensyn)	12.5%	$7.50	$7.50	October 1, 2013
Operating Officer	200 (EPIL)	11.9%	$193.00	$193.00	October 1, 2013

Barry A. Freel, Vice President, Engineering and	5,000 (Ensyn)	12.5%	$7.50	$7.50	October 1, 2013
Technology	200 (EPIL)	11.9%	$193.00	$193.00	October 1, 2013

David C. Boulard, Vice President, Finance, Treasurer	6,000 (Ensyn)	15.0%	$7.50	$7.50	October 1, 2013
and Secretary	100 (EPIL)	5.9%	$193.00	$193.00	October 1, 2013

(1)	Percentages have been calculated based on total options granted to employees, directors and consultants of Ensyn or EPIL, as applicable.

      The following table discloses the particulars of any Ensyn Options exercised during the last financial year by Ensyn’s chief executive officer, its chief financial officer and its three other most highly compensated executive officers who were serving during or at the end of its most recently completed financial year whose total salary and bonus exceeded Cdn.$150,000. All amounts shown are in U.S. dollars.

Aggregate Option Exercises
During the Most Recently Completed Financial Year
and Financial Year End Option Values

	Ensyn
	Shares			Value of
	Acquired	Aggregate		Unexercised “in
	upon	Value	Unexercised Options at	the money”
	Exercise of	Realized	September 30, 2004	Options at
Name and Position	Options (#)	(U.S.$)	Exercisable/Unexercisable (#)	September 30, 2004
Robert G. Graham, Chairman of the Board, Chief Executive Officer and President	Nil	Nil	Ensyn Options: 6,000 / nil at $7.50 3,000 / nil at $20.00 900 / nil at $30.00 1,000 / nil at $40.00 1,500 / nil at $50.00 1,000 / nil at $60.00 EPIL Options: 150 / 50 at $193.00	(1)

Robert A. Pirraglia, Chief Operating Officer	5,500	$41,250	Ensyn Options: 500 / nil at $7.50 3,000 / nil at $20.00 2,100 / nil at $30.00 1,000 / nil at $40.00 3,000 / nil at $50.00 EPIL Options: 150 / 50 at $193.00	(1)

Barry A. Freel, Vice President, Engineering and Technology	Nil	Nil	Ensyn Options: 6,000 / nil at $7.50 3,000 / nil at $20.00 1,600 / nil at $30.00 1,000 / nil at $40.00 1,500 / nil at $50.00 EPIL Options: 150 / 50 at $193.00	(1)

David C. Boulard, Vice President, Finance, Treasurer and Secretary	Nil	Nil	Ensyn Options: 6,000 / nil at $7.50 2,700 / nil at $30.00 6,000 / nil at $50.00 EPIL Options: 75 / 25 at $193.00	(1)

(1)	Because there is no public market for either Ensyn Shares or shares of EPIL common stock and the per share value of the Merger Consideration will not be known until five Business Days prior to the Ensyn Meeting, the value of any unexercised “in the money” Ensyn Options or EPIL Options cannot be computed at this time.

Indebtedness of Directors and Officers

      The following table sets forth all indebtedness (other than routine indebtedness) for those directors or executive officers of Ensyn who, during the most recently completed financial year, were indebted to Ensyn or one of Ensyn’s subsidiaries or whose indebtedness to another entity was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Ensyn or one of its subsidiaries.

Financially
Assisted
		Largest Amount		Securities
		Outstanding		Purchased
		During Last	Amount	During Last
	Involvement	Completed	Outstanding	Completed	Security for
	of Ensyn or	Financial Year-	as of Current	Financial Year-	Indebtedness
Name and Principal Position	Subsidiary	2004 (U.S.$)	Date (U.S.$)	2004 (2)	(if any)
Robert A. Pirraglia, Director and Chief Operating Officer	Lender	$41,250	$41,250	5,500 Ensyn Shares	Promissory note for U.S.$41,250 from Robert A. Pirraglia, dated March 17, 2004.

Barry A. Freel, Director and Vice President, Engineering and Technology	Lender	$38,000	$38,000	None	Promissory note dated November 2, 1998 from 1092156 Ontario Inc.

Interest of Management and Insiders in the Merger

      See “The Merger and Related Transactions — Interests of Certain Persons in the Merger” in the joint management information circular/proxy statement to which this exhibit is attached.

Legal Proceedings

      Ensyn is not currently a party to any material legal proceedings involving Ensyn, its business or its operations and, to the best of management’s knowledge, no such proceedings are pending or threatened.

Auditor

      Ensyn’s auditors are Ernst & Young LLP, Chartered Accountants, Ottawa, Canada.

Material Contracts

      The only material contracts entered into by Ensyn (excluding those contracts relating to the Renewables Business, which are not being acquired by Ivanhoe in the Merger) are the agreements with Ivanhoe, Conoco Canada Resources Limited, Area Energy LLC and ITS Engineered Systems Inc. described under “Narrative Description of Business — Alliances and Initiatives” in this Exhibit.

Exhibit G

Consolidated Financial Statements

Ensyn Group, Inc.
September 30, 2004 and 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Ensyn Group, Inc.

We have audited the accompanying consolidated balance sheets of Ensyn Group, Inc. as at September 30, 2004 and 2003, and the consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Ensyn Group, Inc. as at September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ottawa, Canada, November 19, 2004 [except for note 16 which is as of December 11, 2004].	Chartered Accountants

Ensyn Group, Inc.

CONSOLIDATED BALANCE SHEETS

[thousands of U.S. dollars]

As at September 30

	2004	2003
	$	$

ASSETS		[restated - note 3]
Current
Cash and cash equivalents	779	47
Trade and other receivables	3	446
Due from related parties [note 12]	53	38
Prepaid expenses and other assets	25	126
Current assets related to operations to be distributed [note 3]	2,854	940

Total current assets	3,714	1,597

Investment in joint venture [note 11]	3,890	1,642
Property and equipment [note 4]	2	3
Patents [note 5]	262	108
Goodwill	230	230
Long-term assets related to operations to be distributed [note 3]	6,832	6,122

Total assets	14,930	9,702

LIABILITIES
Current
Accounts payable and accrued liabilities	757	352
Current liabilities related to operations to be distributed [note 3]	670	582

Total current liabilities	1,427	934

Minority interest [note 6]	3,000	—
Long-term liabilities related to operations to be distributed [note 3]	5,104	2,409

	9,531	3,343

Commitments and contingencies [note 13]
Stockholders’ equity
Common shares $0.001 par value
Authorized—5,000,000 shares
Issued 1,796,768 shares [2003 - 1,791,268]	2	2
Additional paid-in capital	19,786	19,581
Share purchase loan	(41)	—
Accumulated other comprehensive income	69	14
Accumulated deficit	(14,417)	(13,238)

Total stockholders’ equity	5,399	6,359

Total liabilities and stockholders’ equity	14,930	9,702

The accompanying notes are an integral part of these consolidated financial statements.

Ensyn Group, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

[thousands of U.S. dollars]

As at September 30

	2004	2003
	$	$

		[restated - note 3]

REVENUE	300	689

Operating expenses:
Development	900	649
General and administrative	841	301
Depreciation and amortization	15	35

	1,756	985

Loss from continuing operations before the following	(1,456)	(296)
Foreign exchange gain (loss)	8	(11)
Interest expense	(5)	—
Interest and dividend income	1	8

Loss from continuing operations before income taxes	(1,452)	(299)
Income tax recovery
Current	15	—
Deferred	—	—

Loss from continuing operations	(1,437)	(299)
Income (loss) from assets to be distributed, net of income taxes [note 3]	258	(307)

Net loss	(1,179)	(606)

The accompanying notes are an integral part of these consolidated financial statements.

Ensyn Group, Inc.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

[thousands of U.S. dollars]

As at September 30

					Accumulated
			Additional	Share	Other		Total
	Common Stock		Paid-in	Purchase	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Loan	Loss	Deficit	Equity
	#	$	$	$	$	$	$

Balance at September 30, 2002	1,341,655	1	17,469	—	3	(12,632)	4,841
Issuance of common stock	449,613	1	2,112	—	—		2,113
Exchange translation adjustment	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(606)	(606)

Comprehensive loss							(595)

Balance at September 30, 2003	1,791,268	2	19,581	—	14	(13,238)	6,359

Issuance of common stock	5,500	—	41	(41)	—	—	—
Stock option compensation	—	—	164	—	—	—	164
Exchange translation adjustment	—	—	—	—	55	—	55
Net loss	—	—	—	—	—	(1,179)	(1,179)

Comprehensive loss							(1,124)

Balance at September 30, 2004	1,796,768	2	19,786	(41)	69	(14,417)	5,399

The accompanying notes are an integral part of these consolidated financial statements.

Ensyn Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of U.S. dollars]

As at September 30

	2004	2003
	$	$

		[restated - note 3]
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net loss	(1,179)	(606)
Less income (loss) from operations to be distributed, net of taxes	258	(307)

Net loss before operations to be distributed	(1,437)	(299)

Items not involving cash
Amortization	15	35
Loss on disposal of property and equipment	—	14
Stock option compensation expense	49	—
Changes in operating assets and liabilities
Trade and other receivables	443	(240)
Due to (from) related parties	473	(432)
Prepaid expenses and other assets	101	(43)
Accounts payable and accrued liabilities	42	(14)
Deferred revenue	—	(75)

Net cash used in operating activities	(314)	(1,054)
Net cash provided by operations to be distributed	505	563

Net cash provided by (used in) operating activities	191	(491)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Patent costs	(168)	(99)
Investment in joint venture	(1,786)	(1,294)
Sale of property and equipment	—	98

Net cash used in investing activities	(1,954)	(1,295)
Net cash used in operations to be distributed	(1,367)	(466)

Net cash used in investing activities	(3,321)	(1,761)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of common stock	—	1,351
Ivanhoe investment in EPI	3,000	—

Net cash provided by (used in) financing activities	3,000	1,351
Net cash provided by (used in) operations to be distributed	2,058	(73)

Net cash provided by financing activities	5,058	1,278

Effect of exchange rate changes on cash from operations to be distributed	65	32

Net change in cash and cash equivalents	1,993	(942)
Less increase in cash and cash equivalents from operations to be distributed	1,261	56

Change in cash and cash equivalents from continuing operations	732	(998)

Cash and cash equivalents beginning of year	47	1,045

Cash and cash equivalents, end of year	779	47

Supplemental disclosure
Cash paid for interest from operations to be distributed	(96)	(28)
Income taxes recovered from operations to be distributed	208	—

The accompanying notes are an integral part of these consolidated financial statements.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

1. DESCRIPTION OF BUSINESS

Ensyn Group, Inc.’s business is the development, ownership and operation of facilities which utilize the Ensyn technology to upgrade heavy oil and other heavy petroleum products and to process bio-mass into chemicals and bio-fuels, and to exploit such technology through third-party arrangements. The Company was formed as a Delaware corporation on July 16, 1996.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“GAAP”) for private companies and have been reported in United States dollars.

Basis of consolidation

These consolidated financial statements include all assets, liabilities, revenues and expenses of Ensyn Group, Inc. [“EGI”] and its 85.5% owned subsidiary Ensyn Petroleum International Limited [“EPI”] and its subsidiaries, collectively referred to herein as the “Company”. All significant inter-company accounts and transactions between continuing operations have been eliminated upon consolidation. The results of all periods presented reflect the operations of EGI’s wholly-owned subsidiary Ensyn Renewables, Inc. [“ERI”] and its subsidiaries, as operations to be distributed [see note 3].

Investments in corporate joint ventures are accounted for using the equity method.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The financial statements of the Company and its foreign subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board’s [FASB] Statement No. 52, “Foreign Currency Translation.” The financial statements of the parent and foreign subsidiaries are measured using the local currency as the functional currency. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year end. Income statement

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

amounts have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of stockholders’ equity.

Investment tax credits

Investment tax credits which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce the current year’s tax expense.

Cash Equivalents

Cash equivalents consist of term deposits with original maturities of three months or less.

Revenue Recognition

Revenue from the sale of goods is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Revenue from long-term contracts is dependent on completed milestones. Revenue from service contracts is recognized as work is performed.

Patents

Legal costs incurred to obtain patents on new technology developed by the Company or developed by third parties on behalf of the Company as well as the costs of patents acquired are capitalized. These costs are amortized over the patents remaining useful life [15 years] on a straight-line basis.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets of businesses acquired, net of any liabilities assumed.

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests.

As of September 30, 2004, there was no impairment of goodwill.

Research and development

Research and development costs are expensed as incurred.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Income taxes

Income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed over the estimated useful lives as follows:

Building	4% declining balance
Office equipment	20% declining balance
Plant equipment	10% – 20% declining balance
Computer equipment	30% declining balance

Property and equipment are tested for impairment when evidence of a decline in value exists and are adjusted to estimated fair value if the asset is impaired.

Government incentives

Government incentives are recorded as a reduction of the expense on the cost of the asset acquired to which the incentive applies. The benefits are recognized when the Company has complied with the terms and conditions of the approved grant program.

Stock-based compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its plans. Stock-based compensation provided to non-employees and affiliates of the Company is accounted for in accordance with SFAS No. 123.

3. OPERATIONS TO BE DISTRIBUTED

Prior to year-end, a plan to reorganize by distributing the common stock of its wholly-owned subsidiary directly to the shareholders of the Company, was initiated and is to be completed prior to the closing of the Agreement and Plan of Merger [see note 16]. This distribution will include ERI’s renewable energy and natural chemicals business, the facilities and equipment which utilize the Ensyn technology to process biomass into chemicals and all related assets and liabilities.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

The summarized operating results and financial position data of assets to be distributed are as follows:

	2004	2003
(Amounts in $000’s)	$	$

OPERATING RESULTS
Revenue	2,293	3,028

Expenses
Development expenses	(363)	(432)
Research expenses	(311)	(800)
Production	(471)	(922)
General and administrative	(449)	(629)
Depreciation and amortization	(582)	(500)
Foreign exchange loss	(21)	(111)
Gain on disposal of assets	91	—
Interest expense	(126)	(24)
Interest and dividend income	102	—

Income (loss) before taxes and minority interest	163	(390)

Income tax recovery- Current	77	33
Income tax recovery- Deferred	101	101
Minority interest	(83)	(51)

Income (loss) from operations to be distributed	258	(307)

Related party transactions

The amounts include intercompany activities between operations to be distributed and continuing operations are as follows:

(Amounts in $000’s)	$	$

Revenue	570	485
General and administrative	81	43
Income tax expense	15	—

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

	2004	2003
(Amounts in $000’s)	$	$

FINANCIAL POSITION DATA

Assets of operations to be distributed:
Cash	1,518	256
Trade and other receivables	1,204	543
Prepaid expenses and other assets	132	141

Total current assets	2,854	940

Deferred financing costs	467	54
Property and equipment	2,531	1,954
Patents	3,834	4,114

Total non-current assets	6,832	6,122

Total assets of operations to be distributed	9,686	7,062

LIABILITIES OF OPERATIONS TO BE DISTRIBUTED
Accounts payable and accrued liabilities	450	536
Deferred revenue	204	—
Current portion of long-term debt	16	46

Total current liabilities	670	582

Deferred income tax	1,011	1,112
Long-term debt	2,838	86
Minority interest	336	—
Redeemable preferred stock of a subsidiary	919	1,211

Total liabilities of operations to be distributed	5,774	2,991

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Property and equipment

	2004	2003
(Amounts in $000’s)	$	$

Land	—	47
Building	—	483
Office equipment	95	89
Plant equipment	1,646	1,690
Computer equipment	196	172
Construction in process	3,882	550
Less: government incentives	(2,371)	(70)

	3,448	2,961
Less: accumulated depreciation	(917)	(1,007)

Net property and equipment	2,531	1,954

During fiscal 2003, ERI began construction of a bio-refinery facility in Ontario, Canada for the production of natural chemicals and power. Costs related to this biomass facility are reflected as construction in process. ERI has received grant commitments for eligible costs from the Ontario and Canadian governments totaling $4,300,000 [CDN $5,400,000] and has secured a $1,600,000 [CDN $2,025,000] loan from a municipal association. As at September 30, 2004, ERI had earned and recorded cumulative grant contributions of $2,415,000 [CDN $3,238,000] of which $2,371,000 [2003 - $70,000] related to construction in process.

On October 3, 2003, ERI sold its land and building for net proceeds of $492,000, resulting in a net gain on disposal of $91,000.

Patents

	2004	2003
(Amounts in $000’s)	$	$

Patents	5,947	5,845
Less: accumulated amortization	(2,113)	(1,731)

Net patents	3,834	4,114

Amortization of patents anticipated for the next five years will be approximately $395,000 per year.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Long-term debt and other obligations

	2004	2003
(Amounts in $000’s)	$	$

Canadian government agency loan with a combined interest rate of 10% payable as described below, principal repayable in two equal installments on March 31, 2009 and 2010.	2,408	—

Municipal government agency loan with interest of 6.78% compounded semi-annually and payable monthly, principal repayable in nine equal annual installments commencing April 1, 2006.	430	—

First mortgage on land and building with interest at prime plus 1.25%, principal repayable in monthly installments of $1,106.	—	99

Lease facilities with interest at 5.2% repayable in monthly installments, including principal and interest, until March 2005.	16	33

	2,854	132

Less: current portion	(16)	(46)

	2,838	86

As at September 30, 2004, a subsidiary of ERI, Ensyn Technologies Inc. [“ETI”] had $16,000 due under the lease facility and has reported this balance as a current portion of long-term debt and other obligations. ETI was not in compliance with a covenant for this lease facility. The debt holder has authorized the breach.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Federal government agency loan

On March 29, 2004, ETI secured a loan from a Canadian government agency of $2,370,000 [CDN $3,000,000]. The loan principal is repayable in two equal installments on March 31, 2009 and March 31, 2010. Interest on the loan is calculated and payable as follows:

[i]	7% per annum calculated and paid monthly in arrears, commencing on March 31, 2004 and ending on March 31, 2007; and

[ii]	3% per annum calculated and compounded quarterly commencing on March 31, 2004 and ending on March 31, 2007, accruing up until March 31, 2009 and then payable in equal monthly installments commencing on April 30, 2009 and finishing on March 31, 2010.

[iii]	10% per annum calculated and paid monthly in arrears from April 30, 2007 to March 31, 2010.

The loan is collateralized by a general security agreement covering all of the assets and intellectual property of ERI. This security interest is subordinate to the security interest of ERI’s bank and of the municipal government agency as detailed below. The life insurance policies of three executives for a minimum amount of $790,000 [$CDN 1,000,000] each have been assigned to the borrower. In addition, warrants were granted to the lender to purchase common stock of ERI representing a 10.875% fully diluted interest. The warrants are exercisable for a period of seven years at an aggregate exercise price of $830,000 [CDN $1,050,000]. ERI recorded the fair value of these warrants of $336,000 as deferred financing costs and minority interest of the operations to be distributed and will recognize that value as non-cash interest expense over the term of the loan agreement.

Municipal government agency loan

On March 31, 2003 ETI secured a loan from a municipal government agency having a maximum borrowing limit of $1,600,000 [CDN $2,025,000]. As of September 30, 2004, ETI has received $430,000 [CDN $543,000]. The loan bears interest at a rate of 6.78% per annum compounded semi-annually and is payable monthly. Loan principal is repayable in nine equal annual installments commencing on April 1, 2006 and ending on April 1, 2014. The loan is collateralized by a security interest in all present and future tangible property of ETI. This security interest is subordinate only to ETI’s bank for up to $1,580,000 [CDN $2,000,000]. EGI has agreed to advance to ETI amounts up to $395,000 [CDN $ 500,000]. Amounts will only be advanced if ETI cannot meet certain debt servicing ratios required under this loan and will be limited to the amount necessary, when added to earnings, will achieve the debt servicing ratio. No interest or payments, on these advances, can be made until the Municipal Government Agency Loan has been repaid in full.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

First mortgage on land and buildings

The first mortgage was secured by the land and buildings to which they relate. The balance of secured debt is secured by the assets of an ERI subsidiary. The first mortgage on land and building was repaid on October 3, 2003.

Operating line of credit

The Company has an operating line of credit with a maximum borrowing limit of $158,000 [CDN $200,000 - with interest at bank prime plus 0.5%. As at September 30, 2004, $nil [2003 - $96,000] had been drawn on this facility.

The minimum loan principal payments required in the next five years are as follows:

(Amounts in $000’s)	$

Year ending September 30, 2005	16
2006	48
2007	48
2008	48
2009	1,252
Thereafter	1,442

2,854

Redeemable preferred stock of a subsidiary

In connection with the acquisition of ETI on February 26, 1999, a wholly-owned subsidiary of ERI issued 3,637,500 shares of preferred stock. The preferred stock has a par value of $1.42 [Cdn $1.80] and a liquidation value of the same amount plus accrued and unpaid dividends [“Ensyn Preferred Stock”]. The Ensyn Preferred Stock is redeemable at any time by the ERI subsidiary and has a 5% cumulative annual dividend rate, payable on February 26. The subsidiary redeemed 263,495 shares in 2004 and 3,125 shares in 2003. The accrued dividend is reflected as minority interest.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

In January 2003, 28,930 Ensyn Preferred Stock were acquired by EGI in exchange for common stock of EGI under a private placement. In addition, EGI also issued $761,000 shares of common stock in exchange for 616,950 shares of preferred stock in entities controlled by holders of Ensyn Preferred Stock [“Shareholders Preferred Stock”], having the same terms as the Ensyn Preferred Stock. Any payment of interest, retraction or redemption of the Ensyn Preferred Stock will result in the same payment of interest, retraction or redemption in the Shareholders Preferred Stock held by ERI. On September 30, 2003, as part of the reorganization, ERI acquired the shareholder’s preferred stock from EGI. The Ensyn Preferred Stock has been disclosed net of the Shareholders Preferred Stock.

In January 2002, a majority of Ensyn Preferred Stock shareholders agreed to extend the period over which the ERI subsidiary will purchase their stock in exchange for an annual deferral fee of 2.5% on the balance of shares subject to extension and certain other rights. Shareholders of 616,950 shares of Ensyn Preferred Stock have agreed to waive any interest and deferral fee payable on the Ensyn Preferred Stock held by them up to the period ended February 26, 2003.

The Ensyn Preferred Stock, disclosed net of the Shareholders Preferred Stock, are redeemable as follows:

	Ensyn Preferred		Shareholder		Ensyn Preferred
	Stock		Preferred Stock		Stock, net

Date	Shares	$000’s	Shares	$000’s	Shares	$000’s

February 26, 2005	645,880	919	322,940	460	322,940	459
February 26, 2006	645,880	919	322,940	459	322,940	460

	1,291,760	1,838	645,880	919	645,880	919

The Ensyn Preferred Stock is not convertible into any other security of the Company, and the holders thereof have no voting rights.

Income taxes

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

	2004	2003
(Amounts in $000’s)	$	$

Deferred tax assets:
Net operating loss carryforwards	765	1,099
Depreciation and amortization	—	4
Investment tax credits	562	575

	1,327	1,678
Less: valuation allowance	(1,065)	(1,588)

	262	90

Deferred tax liabilities:
Investment tax credits	139	12
Depreciation and amortization	123	78
Patents	1,011	1,112

	1,273	1,202

Net non-current deferred tax liability	1,011	1,112

ERI has recorded a valuation allowance equal to substantially all of the deferred tax assets as ERI is unable to determine that it is more likely than not that the majority of the deferred tax asset will be realized.

As of September 30, 2004, one of ERI’s wholly-owned subsidiaries had net operating loss carryforwards in the United Kingdom of $3,417,000. This loss can be carried forward indefinitely.

As of September 30, 2004, a wholly-owned subsidiary of ERI had net operating loss carryforwards in Canada of $275,000. These losses expire as follows; 2006 - $159,000; 2007 - $40,000; 2008 - $18,000; 2009 - $25,000; 2010 - $18,000; 2011 - $15,000. These companies had investment tax credit carryforwards in the amount of $562,000 which will expire as follows: 2010 - $42,000; 2011 - $260,000; 2012 - $154,000; 2013 - $76,000; 2014 - $30,000.

During the year, a subsidiary of ERI was successful in its appeal to the Tax Court of Canada in the assessment made for the 1995 taxation year. The judgement increased qualified Scientific Research Expenditures eligible for a refundable tax credit. Included in the current income tax provision is the refundable tax credit of $112,000.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

4. PROPERTY AND EQUIPMENT

	2004	2003
(Amounts in $000’s)	$	$

		[restated- note 3]

Office equipment	9	9
Less: accumulated depreciation	(7)	(6)

Net property and equipment	2	3

5. PATENTS

	2004	2003
(Amounts in $000’s)	$	$

		[restated- note 3]

Patents	300	132
Less: accumulated amortization	(38)	(24)

Net patents	262	108

Amortization of patents anticipated for the next five years will be approximately $14,000 per year.

6. MINORITY INTEREST

During fiscal 2004, Ivanhoe Energy Inc. [“Ivanhoe”] acquired a total of 6,580 common shares of EPI representing a 14.5% interest for total consideration of $3,000,000 [see note 11].

7. CAPITAL STOCK

In February 2003, the Company closed a private placement issuing 449,613 shares of common stock for gross proceeds of $2,240,000. Proceeds of $1,479,000 were received in cash and the balance of $761,000 was paid with redeemable and retractable Preferred Shares issued by shareholders. Share issue costs were $128,000.

During fiscal 2004, the Company issued 5,500 shares of common stock for $41,250 to an officer of the Company in exchange for a 2% interest bearing promissory note, repayable in 2 equal installments on March 31, 2005 and March 31, 2006. The Company has recorded this share purchase loan as a reduction of capital.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

8. STOCK OPTIONS

EGI has qualified and non-qualified stock option plans that provide for the issuance of a maximum total of 180,000 options to acquire shares in the common stock of EGI. Eligible participants in the plans include employees, consultants and directors of the Company.

All stock options expire ten years from the date granted and vest over service periods that range from the date of the grant to five years. All issued options have an exercise price of $7.50 - $80 per share.

The exercise price of options granted pursuant to the qualified plan is 100% of the fair market value when granted as determined by a committee of the Board of Directors set up to administer the plan. The non-qualified plans provide for the issuance of non-qualified stock options with an exercise price of no less than 50% of the current fair market value of the stock.

The following is a summary of EGI’s stock option activity:

		Weighted Average
		Exercise Price
	Options	Per Share
	#	$

Balance at September 30, 2002	158,860	48.59
Granted in the year	6,000	7.50
Exercised	(6,000)	20.00
Expired	(5,250)	57.56

Balance at September 30, 2003	153,610	47.80
Granted in the year	40,000	7.50
Exercised	(5,500)	7.50
Expired	(14,100)	53.50
Forfeited	(28,250)	73.19

Balance at September 30, 2004	145,760	$32.79

Exercisable at September 30, 2004	145,760	$32.79

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

As at September 30, 2004, outstanding EGI options are summarized as follows:

Option Exercise	Number of Options	Number of
Price	Outstanding	Options Vested	Expiry
$	#	#

$7.50	40,500	40,500	October 1, 2013
20.00	24,960	24,960	March 3 - August 7, 2007
30.00	26,485	26,485	September 30, 2012
40.00	8,535	8,535	November 14, 2011 - March 28, 2012
50.00	21,000	21,000	March 1 - October 1, 2008
60.00	5,800	5,800	May 16, 2010
70.00	3,560	3,560	September 30, 2010 - November 30, 2011
80.00	14,920	14,920	May 13, 2009 - July 15, 2009

	145,760	145,760

Accounting for stock options
Pro forma information regarding the net loss is required by SFAS 123, and has been determined as if the Company has accounted for its stock options under the fair value method consistent with the method prescribed by that Statement. The fair values for these options were estimated at the date of grant using the minimum value option pricing model with the following assumptions for 2004 and 2003: risk-free interest rates of 4% [2003 - 6%], dividend yield of 0% and an expected life of four years [2003 - four years]. The effects of applying SFAS 123 for recognizing compensation expense or providing pro forma disclosures may not be representative of the effects on reported net income or loss for future years.

The pro forma information is as follows:

	2004	2003
(Amounts in $000’s)	$	$

		[restated- note 3]

Net loss from continuing operations, as reported	1,437	299
Pro forma compensation expense (recovery) for the year	(627)	262

Pro forma net loss from continuing operations	810	561

Pro forma compensation expense for fiscal 2004 is comprised of an expense relating to employee and director options issued during fiscal 2004 and to previously issued options vesting during the year of $172,000 net of a recovery related to options expiring during the year of $799,000 [2003 - $344,000 net of a recovery related to options expiring during the year of $82,000].

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

During fiscal 2004 the Company issued options to consultants and recorded additional paid-in capital of $164,000. Of that total $49,000 was recorded as a development expense and $115,000 as an additional investment in the Joint Venture.

EPI stock options
EPI has established the EPI 2001 Stock Incentive Plan for employees, directors and consultants of EPI that provide for the issuance of a maximum total of 10% of EPI’s issued common stock. As at September 30, 2004 this equated to 4,538 shares. Under the terms of the plan, options are granted having an exercise price at fair market value, a 10 year term to expiry and vesting periods ranging from the date of grant to two years.

The following is a summary of stock option activity for the EPI plan:

		Weighted
		Average
		Exercise
		Price
	Options	Per Share
	#	$

Balance at September 30, 2002	—	—
Granted in the year	1,800	346.50
Exercised	—	—
Expired	—	—

Balance at September 30, 2003	1,800	346.50

Granted in the year	1,685	213.19
Exercised	—	—
Expired	(800)	500.00

Balance at September 30, 2004	2,685	216.90

Exercisable at September 30, 2004	2,164	207.19

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

As at September 30, 2004 outstanding EPI options are summarized as follows:

Option Exercise	Number of Options	Number of
Price	Outstanding	Options Vested	Expiry
$	#	#

193.00	900	900	July 1, 2013
193.00	1,550	1,164	October 1, 2013
500.00	100	100	May 9, 2013
441.00	135	—	July 1, 2014

	2,685	2,164

9. WARRANTS

The Company has issued warrants for acquiring common shares of the Company pursuant to financing and project development activities. The following is a summary of warrant activity:

		Weighted Average
		Exercise Price
	Warrants	Per Share
	#	$

Balance at September 30, 2002	127,250	71.75
Granted in the year	20,000	25.00

Balance at September 30, 2003	147,250	65.40
Granted in the year	20,000	25.00

Balance at September 30, 2004	167,250	60.57

No warrants were exercised, forfeited or expired during the year ended September 30, 2004 or 2003.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

The following table summarizes information about the Company’s warrants outstanding at September 30, 2004:

Warrant Exercise	Number of
Price	Shares	Expiry
$	#

25.00	40,000	October 1, 2005
30.00	25,000	One year after Initial Public Offering of Company
40.00	10,000	One year after Initial Public Offering of Company
80.00	62,250	One year after Initial Public Offering of Company
100.00	20,000	One year after Initial Public Offering of Company
100.00	10,000	December 17, 2005

	167,250

10. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2004	2003
(Amounts in $000’s)	$	$

Deferred tax assets:
Net operating loss carryforwards	3,531	3,062
License	272	272

	3,803	3,334

Less: valuation allowance	(3,613)	(3,118)

	190	216
Deferred tax liabilities:
Fixed assets	190	216

Net non-current deferred tax liability	—	—

The Company has recorded a valuation allowance for substantially all deferred tax assets as the Company is unable to determine that it is more likely than not that the majority of the deferred tax asset will be realized.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

As at September 30, 2004, the Company had net operating loss carryforwards in the United States of $8,826,000 which expire as follows: 2016 - $16,000; 2017 - $505,000; 2018 - $2,327,000; 2019 - $1,768,000; 2020 - $1,078,000; 2021 - $1,471,000; 2022 - $186,000; 2023 - $ 328,000; 2024 - $ 1,147,000.

11. ENSYN PETROLEUM INTERNATIONAL LIMITED AGREEMENTS

Ivanhoe agreements
In March and May of 2003, EPI entered into a Project Agreement and a Cooperation Agreement, respectively with Ivanhoe. Under the terms both companies agreed to evaluate the Ensyn RTP Process [“RTP Process”] on heavy crude oil produced from Ivanhoe South Midway field.

In January 2004, EGI and EPI signed a Stock Purchase and Shareholders’ Agreement [“SPA”] with Ivanhoe pursuant to which Ivanhoe acquired 4,311 common shares of EPI, representing a 10% equity interest, and exclusive rights to use the proprietary Ensyn RTP Process [“RTP Process”] in several key international markets. Ivanhoe paid $2.0 million and granted EPI the right to acquire an equity interest in each international oil development project in which Ivanhoe uses the RTP Process. The purchase price was paid in four equal installments of $500,000 and was to be subject to the attainment of specific milestones as follows: [i] upon signing the December 2003 heads of agreement, [ii] upon signing of the Stock Purchase and Shareholders’ Agreement, [iii] upon EPI delivering a Commercial Demonstration Facility [“CDF”] to California, and [iv] upon confirmation of the economic viability of the RTP Process from the CDF. On June 17, 2004 EGI and EPI entered into an agreement to amend certain terms of the Advance Agreement and the SPA such that the final payment of $500,000 contemplated under the SPA was paid on June 29, 2004 notwithstanding that the economic viability of the RTP Process was not yet confirmed by the CDF.

Pursuant to the SPA, Ivanhoe has the exclusive right to be issued RTPTM process licenses in China, Mongolia, Oman, Iraq and all countries of South America except Venezuela (“Ivanhoe Territories”). In the Ivanhoe Territories, Ivanhoe has exclusive rights for an initial term of five years, subject to extension if and when commercial applications develop, but in any case subject to a maximum term of 13 years. For each RTPTM project developed by Ivanhoe in the Ivanhoe Territories, EPI has the right to acquire an equity participation of no less than ten percent of Ivanhoe’s interest, for the same proportionate cost as paid by Ivanhoe. If EPI elects to acquire an equity interest, EPI’s equity interest will offset and eliminate the payment of license fees for use of the process license in such project. In addition, the projects Ivanhoe may develop in Ivanhoe Territories in South America other than in Peru, EPI may acquire an equity interest equal to 25% of Ivanhoe’s interest in such project for the same proportionate cost as paid by Ivanhoe.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

In April 2004, EGI and EPI entered into an Advance Agreement with Ivanhoe pursuant to which Ivanhoe advanced to EPI an additional $1.0 million in consideration for the right to take an additional 4.5% equity interest in EPI. On August 27, 2004, Ivanhoe exercised its right and acquired an additional 2,269 common shares of EPI representing a 4.5% equity interest in EPI. This resulted in Ivanhoe having a total 14.5% equity interest in EPI.

During a one year period commencing January 15, 2006, Ivanhoe, at its sole option, may elect to require EPI to reacquire all of the common shares it acquired pursuant to the SPA and the Advance Agreement, for the same consideration paid, being $3,000,000, if by January 15, 2006 the EPI shares are not publicly traded.

ITS Ensyn LLC joint venture
In January 2002, EPI entered into a joint venture agreement with ITS Engineered Systems, Inc. [“ITS”] to manufacture and sell RTP equipment for the field upgrading of petroleum. The members, EPI and ITS, have an equal 50% interest in the profits and losses of ITS Ensyn LLC [“Joint Venture”]. In connection with the joint venture agreement the Joint Venture was granted an exclusive right and license to use the RTP technology and related improvements to manufacture RTP equipment and to receive a fixed fee [“Fixed Fee”] with respect to any facility manufactured by any party other than the Joint Venture.

Upon formation of the Joint Venture, EPI and ITS each agreed to fund the Joint Venture with up to $1.5 million for the construction of a CDF to be owned and operated by the Joint Venture up until its sale to a third party. Under the terms of the Joint Venture agreement additional funds needed to complete the CDF will be loaned to the Joint Venture by each member in an equal amount. Additional funds loaned to the Joint Venture bear interest at the bank prime rate.

A Fixed Fee is payable to the Joint Venture each time RTP equipment is manufactured wholly or in part by entities other than the Joint Venture in order to compensate the Joint Venture for the loss of net income that would have resulted from the Joint Venture’s manufacture of such equipment. The Fixed Fee is a one-time fee for each facility installed determined based on factors including the capacity and application of the RTP equipment.

In connection with the Joint Venture agreement, EGI has issued to ITS warrants to purchase a total of 40,000 common shares of EGI. These warrants have an exercise price of $25 per share and expire on October 1, 2005.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Since its inception the Joint Venture has capitalized all costs incurred as property and equipment assets relating to the CDF. In accordance with FIN (R), “Consolidation of Variable Interest Entities,” the maximum exposure to risk of this entity is the value of the investment in the joint venture.

Aera Energy LLC agreements
In 2003, EPI entered into a Project Agreement and License Agreement with Aera Energy LLC [“Aera”] allowing EPI to construct a commercial demonstration facility on Aera property in California to demonstrate the RTP Process for the upgrading and partial upgrading of bitumen, heavy oil and other difficult petroleum-based feedstocks. The CDF is constructed and the Joint Venture is currently completing commissioning.

EPI has access and use of the Aera site during the testing and demonstration period but is required to provide Aera with information, including the results from testing of the CDF. Aera will provide crude oil for testing and will receive upgraded oil product in return. At the request of Aera, EPI may perform tests desired by Aera using the facility for up to thirty days. In the future, EPI has agreed that it will provide steam produced by EPI-owned RTP units installed in the State of California to Aera at a price equal to the lowest price charged to other customers.

Under the terms of the agreement the testing and demonstration of the CDF will be carried out before December 2005. Within six months after the testing and demonstration period of the project EPI is responsible for restoring the site to its original condition prior to the Project Agreement.

Conoco Canada Resources Limited agreement
In August 2000, EPI and Conoco Canada Resources Limited [“Conoco” formerly Gulf Canada Resources Limited] entered into an agreement which superceded prior agreements with Conoco and resulted in the following:

[i]	the subscription by Conoco for 26,450 common shares of EGI;

[ii]	the acquisition by Conoco of a license for use of RTP; and

[iii]	funding of up to $1,581,000 [CDN $2,000,000] in progress payments related to the construction of the CDF.

To date, Conoco has funded $790,000 [CDN $1 million] in progress payments.

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

For a period up to August 2010, Conoco has the right to place orders for the construction of RTP Equipment for one or more Conoco facilities having an aggregate design feedstock input capacity of up to 250,000 barrels-per-day, but with no individual Conoco facility having a capacity of less than 5,000 barrels-per-day. No royalties are payable by Conoco on the use of the RTP technology relating to initial facilities having up to an aggregate feedstock input capacity of 50,000 barrels-per-day. Thereafter, Conoco will pay a royalty equal to the minimum applicable rate on the value uplift realized from the use of the technology, as set out in the agreement.

12. RELATED PARTY TRANSACTIONS

The Company incurred the following expenditures with related parties during the year:

	2004	2003
(Amounts in $000’s)	$	$

Development	649	624
General and administration	162	—

During the year the Company recorded consulting fees of $208,000 [2003 - $139,000] to directors of the Company and recorded legal fees to an immediate family member of a director of $33,000 [2003 - $nil]. The Company also recorded development and administrative expenses of $570,000 [2003 - $485,000] from the operations to be distributed.

During the year the Company has recorded revenue to operations to be distributed of $81,000 [2003 - $43,000] and revenue from the Joint Venture of $219,000 [2003 - $201,000].

In accordance with a tax loss sharing agreement with ERI, the Company recorded a tax recovery of $15,000 [2003 - $nil] recoverable from ERI.

Amounts due from related parties have no fixed repayment terms, are non-interest bearing and are comprised as follows:

	2004	2003
(Amounts in $000’s)	$	$

Due from related parties
Due from officers	53	38

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

13. COMMITMENTS AND CONTINGENCIES

As at September 30, 2004, the Company was committed under operating leases for $2,000 in fiscal 2005.

For the year ended September 30, 2004, the Company incurred rent expense of $7,000 [2003 - $25,000].

As at September 30, 2004 the Company was committed to purchase the following assets:

	2004	2003
(Amounts in $000’s)	$	$

Investment in Joint Venture	80	25

A subsidiary of EPI has a contingent future obligation to pay $1.9 million in the event, and at such time that, the sale of units incorporating the RTP technology for petroleum applications reach a total of $100 million.

EGI has agreed to advance to a subsidiary of ERI amounts up to $395,000 [CDN $500,000]. Amounts will only be advanced if this subsidiary cannot meet certain debt servicing ratios required under a municipal government agency loan agreement, and will be limited to the amount necessary, when added to earnings, will achieve the debt servicing ratio. No interest or payments, on these advances, can be made until this loan has been repaid in full.

Under the terms of the License Agreement with Aera, EPI is responsible for restoring the site to its original condition [see note 11].

EGI has guaranteed the payment of a 5% cumulative annual dividend, payable February 26th and the redemption of the preferred stock issued by a subsidiary of ERI. As at September 30, 2004, all dividends accrued up to February 26, 2004 have been paid and the preferred stock is redeemable as follows:

Redemption
Date (amounts in $000’s)	$

February 26, 2005	459
February 26, 2006	460

919

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

14. CONCENTRATIONS OF CREDIT RISK

Potential concentrations of credit risk for the Company relate principally to cash and cash equivalents. The Company deposits short-term cash surpluses only with high credit quality banks.

The Company had revenue from the following sources:

	% of revenue
	September 30,
	2004	2003
(Amounts in $000’s)%		%

Joint venture	73	30
Related party	27	6
One customer	—	64

	100	100

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with US GAAP which, in the case of the Company, is in conformity in all material respects with Canadian GAAP, with the following exceptions:

[a]	The Company accounts for its joint venture investments using the equity method. Under Canadian GAAP, the joint venture would be accounted for using the proportionate consolidation method.

[b]	The Company accounts for research and development tax credits as a reduction to the tax provisions. Under Canadian GAAP these credits would be recorded as a reduction to research expenditures.

[c]	The Company accounts for capital at par value and additional paid-in-capital. Under Canadian GAAP capital is disclosed as capital stock and contributed surplus. Also under Canadian GAAP accumulated other comprehensive income is not disclosed.

Effects on the consolidated net earnings:

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

	2004	2003
(Amounts in $000’s)	$	$

Net loss from continuing operations per US GAAP	(1,437)	(299)
Current year adjustments per Canadian GAAP	—	—

Net loss from continuing operations, as adjusted per Canadian GAAP	(1,437)	(299)

Net income (loss) from assets to be distributed, net of income taxes per US GAAP	258	(307)
Current year adjustments per Canadian GAAP [b]	—	—

Net income (loss) from assets to be distributed, as adjusted per Canadian GAAP	258	(307)

Net loss, per US GAAP	(1,179)	(606)
Current year adjustments per Canadian GAAP	—	—

Net loss per Canadian GAAP	(1,179)	(606)

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Condensed consolidated balance sheet:

	2004		2003
	US	Canadian	US	Canadian
	GAAP	GAAP	GAAP	GAAP
(Amounts in $000’s)	$	$	$	$

Cash and cash equivalents	779	779	47	47
Trade and other receivables	3	3	446	446
Due from related parties	53	53	38	38
Prepaid expenses	25	25	126	126
Current assets from assets to be distributed	2,854	2,854	940	940
Investment in joint venture [a]	3,890	—	1,642	—
Property and equipment [a]	2	3,972	3	1,725
Patents	262	262	108	108
Goodwill	230	230	230	230
Long term assets related to operations to be distributed	6,832	6,832	6,122	6,122

Total assets	14,930	15,010	9,702	9,782

Accounts payable and accrued liabilities [a]	757	837	352	432
Current liabilities related to operations to be distributed	670	670	582	582
Minority interest	3,000	3,000	—	—
Long term liabilities related to operations to be distributed	5,104	5,104	2,409	2,409
Common shares [c]	2	19,624	2	19,583
Additional paid in capital [c]	19,786	—	19,581	—
Contributed surplus [c]	—	164	—	—
Share purchase loan	(41)	(41)	—	—
Accumulated other comprehensive income [c]	69	—	14	—
Accumulated deficit [c]	(14,417)	(14,348)	(13,238)	(13,224)

Total liabilities and stockholders’ equity	14,930	15,010	9,702	9,782

Ensyn Group, Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

September 30, 2004

Condensed consolidated cash flows:

	2004		2003
	US	Canadian	US	Canadian
	GAAP	GAAP	GAAP	GAAP
(Amounts in $000’s)	$	$	$	$

Net cash provided by (used in) operating activities	191	191	(491)	(491)
Net cash provided by (used in) investing activities	(3,321)	(3,321)	(1,761)	(1,761)
Net cash provided by financing activities	5,058	5,058	1,278	1,278

Cash and cash equivalents, end of year	779	779	47	47

16. SUBSEQUENT EVENTS

Subsequent to year end on October 27, 2004, EGI and EPI entered into an Amended and Restated Advance Agreement with Ivanhoe. Under the terms of that agreement Ivanhoe paid $1,000,000 as consideration for an option to acquire a number of additional common shares of EPI which, together with the 14.5% interest previously purchased, would result in Ivanhoe owning a 19.8% equity interest in EPI. The option is exercisable in full any time within 15 business days after December 31, 2004. The exercise price of the option is $4,000,000 payable within 10 business days of exercise.

On December 11, 2004, the Company entered into an “Agreement and Plan of Merger” with Ivanhoe. It is anticipated that immediately prior to the merger, all of the common stock and related assets of the business carried on by Ensyn Renewables Inc. [“ERI”] relating to the application of the RTP™ technology for the production of renewable energy and natural chemicals will be distributed to the Company’s shareholders. After the distribution and at the time of the merger, the Company will hold all the petroleum rights to the RTP™ technology. Under the plan, the merger will take place after shareholder approval, regulatory approval and the successful operation of the Company’s petroleum Commercial Demonstration Facility [“CDF”] and certain minimum operating results are obtained.

Unaudited Interim Consolidated Financial Statements

Ensyn Group, Inc.
For the Three months ended December 31, 2004

Ensyn Group, Inc.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

[thousands of U.S. dollars]

As at December 31

	December 31,	September 30,
	2004	2004
	$	$

ASSETS
Current
Cash and cash equivalents	563	779
Trade and other receivables	69	3
Due from related parties [note 9]	53	53
Prepaid expenses and other assets	18	25
Current assets related to operations to be distributed [note 4]	2,506	2,854

Total current assets	3,209	3,714

Investments- other	8	—
Investment in joint venture	4,061	3,890
Property and equipment	2	2
Patents	285	262
Goodwill	230	230
Long-term assets related to operations to be distributed [note 4]	7,374	6,832

Total assets	15,169	14,930

LIABILITIES
Current
Accounts payable and accrued liabilities	649	757
Current liabilities related to operations to be distributed [note 4]	540	670

Total current liabilities	1,189	1,427

Minority interest [note 5]	4,000	3,000
Long-term liabilities related to operations to be distributed [note 4]	5,592	5,104

	10,781	9,531

Commitments and contingencies [note 10]
Stockholders’ equity
Common shares $0.001 par value
Authorized—5,000,000 shares
Issued 1,816,767 shares [Sept 30, 2004 - 1,796,768]	2	2
Additional paid-in capital	19,809	19,786
Share purchase loan	(41)	(41)
Accumulated other comprehensive income	122	69
Accumulated deficit	(15,504)	(14,417)

Total stockholders’ equity	4,388	5,399

Total liabilities and stockholders’ equity	15,169	14,930

Ensyn Group, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

[thousands of U.S. dollars]

As at December 31

	Three Months Ended December 31,
	2004	2003
	$	$

REVENUE	107	36
Operating expenses:
Development	323	155
General and administrative	785	84
Depreciation and amortization	5	4

	1,113	243

Loss from continuing operations before the following	(1,006)	(207)
Foreign exchange gain (loss)	(1)	10
Interest expense	(1)	—

Loss from continuing operations before income taxes	(1,008)	(197)
Income tax recovery
Current	—	—
Deferred	—	—

Loss from continuing operations	(1,008)	(197)
Income (loss) from operations to be distributed, net of income taxes [note 4]	(79)	83

Net loss	(1,087)	(114)

Ensyn Group, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

[thousands of U.S. dollars]

As at December 31

					Accumulated
			Additional	Share	Other		Total
	Common Stock		Paid-in	Purchase	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Loan	Loss	Deficit	Equity
	#	$	$	$	$	$	$

Balance at September 30, 2003	1,791,268	2	19,581	—	14	(13,238)	6,359

Issuance of common stock	5,500	—	41	(41)	—	—	—
Stock option compensation	—	—	164	—	—	—	164
Exchange translation adjustment	—	—	—	—	55	—	55
Net loss	—	—	—	—	—	(1,179)	(1,179)

Comprehensive loss							(1,124)

Balance at September 30, 2004	1,796,768	2	19,786	(41)	69	(14,417)	5,399

Issuance of common stock	19,999	—	—	—	—	—	—
Stock option compensation	—	—	23	—	—	—	23
Exchange translation adjustment	—	—	—	—	53	—	53
Net loss	—	—	—	—	—	(1,087)	(1,087)

Comprehensive loss	—	—	—	—	—	—	(1,034)

Balance at December 31, 2004	1,816,767	2	19,809	(41)	122	(15,504)	(4,388)

Ensyn Group, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of U.S. dollars]

As at December 31

	Three Months Ended
	December 31,
	2004	2003
	$	$

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net loss	(1,087)	(114)
Less income (loss) from operations to be distributed, net of taxes	(79)	83

Net loss before operations to be distributed	(1,008)	(197)

Items not involving cash
Amortization	5	4
Stock option compensation expense	23	—
Changes in operating assets and liabilities
Trade and other receivables	(66)	444
Due from related companies	139	278
Prepaid expenses and other assets	7	46
Accounts payable and accrued liabilities	(108)	(122)

Net cash used in operating activities	(1,008)	(453)
Net cash provided by operations to be distributed	390	343

Net cash provided by (used in) operating activities	(618)	796

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Patent costs	(28)	(13)
Investments	(8)	—
Investment in joint venture	(171)	(463)

Net cash used in investing activities	(207)	(476)
Net cash provided by (used in) operations to be distributed	(1,237)	330

Net cash used in investing activities	(1,444)	(146)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Ivanhoe investment in EPI	1,000	500

Net cash provided by financing activities	1,000	500
Net cash provided by (used in) operations to be distributed	291	(91)

Net cash provided by financing activities	1,291	409

Effect of exchange rate changes on cash from operations to be distributed	62	68

Net change in cash and cash equivalents	(709)	1127
Less increase (decrease) in cash and cash equivalents from operations to be distributed	(493)	650

Change in cash and cash equivalents from continuing operations	(216)	477

Cash and cash equivalents beginning of period	779	47

Cash and cash equivalents, end of period	563	524

Supplemental disclosure
Cash paid for interest from operations to be distributed	(53)	(3)

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

1. DESCRIPTION OF BUSINESS

Ensyn Group, Inc.’s business is the development, ownership and operation of facilities which utilize the Ensyn technology to upgrade heavy oil and other heavy petroleum products and to process bio-mass into chemicals and bio-fuels, and to exploit such technology through third-party arrangements. The Company was formed as a Delaware corporation on July 16, 1996.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s accounting policies are in accordance with accounting principles generally accepted in the United States. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies reflected in the September 30, 2004 consolidated financial statements and should be read in conjunction therewith. These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements. The September 30, 2004 consolidated balance sheet was derived from the audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles (“GAAP”) in the U.S. In the opinion of management, all adjustments (which included normal recurring adjustments) necessary for the fair presentation for the interim periods have been made. The results of operations and cash flows are not necessarily indicative of the results for a full year. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Basis of consolidation

These consolidated financial statements include all assets, liabilities, revenues and expenses of Ensyn Group, Inc. [“EGI”] and its 85.5% owned subsidiary Ensyn Petroleum International Limited [“EPI”] and its subsidiaries, collectively referred to herein as the “Company”. All significant inter-company accounts and transactions between continuing operations have been eliminated upon consolidation. The results of all periods presented reflect the operations of EGI’s wholly-owned subsidiary Ensyn Renewables, Inc. [“ERI”] and its subsidiaries, as operations to be distributed [see note 4].

Investments in corporate joint ventures are accounted for using the equity method.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The financial statements of the Company and its foreign subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board’s [FASB] Statement No. 52, “Foreign Currency Translation.” The financial statements of the parent and foreign subsidiaries are measured using the local currency as the functional currency. All balance sheet amounts have been translated using the exchange rates in effect at the end of the applicable period. Income statement amounts have been translated using the weighted average exchange rate for the applicable period. The gains and losses resulting from the changes in exchange rates have been reported as a separate component of stockholders’ equity.

Investment tax credits

Investment tax credits which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce the current year’s tax expense.

Cash Equivalents

Cash equivalents consist of term deposits with original maturities of three months or less.

Revenue Recognition

Revenue from the sale of goods is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. Revenue from long-term contracts is dependent on completed milestones. Revenue from service contracts is recognized as work is performed.

Patents

Legal costs incurred to obtain patents on new technology developed by the Company or developed by third parties on behalf of the Company as well as the costs of patents acquired are capitalized. These costs are amortized over the patents remaining useful life [15 years] on a straight-line basis.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets of businesses acquired, net of any liabilities assumed.

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests.

Research and development

Research and development costs are expensed as incurred.

Income taxes

Income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed over the estimated useful lives as follows:

Building	4% declining balance
Office equipment	20% declining balance
Plant equipment	10% - 20% declining balance
Computer equipment	30% declining balance

Property and equipment are tested for impairment when evidence of a decline in value exists and are adjusted to estimated fair value if the asset is impaired.

Government incentives

Government incentives are recorded as a reduction of the expense on the cost of the asset acquired to which the incentive applies. The benefits are recognized when the Company has complied with the terms and conditions of the approved grant program.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Stock-based compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its plans. Stock-based compensation provided to non-employees and affiliates of the Company is accounted for in accordance with SFAS No. 123.

In December 2004, the FASB issued SFAS 123R, Share-Based Payment, (“ SFAS 123R ”). This revised standard addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of income. SFAS 123R will be effective for periods beginning after June 15, 2005 and allows, but does not require, companies to restate the full fiscal year of 2005 to reflect the impact of expensing share-based payments under SFAS 123R. The Corporation has not yet determined which fair-value method and transitional provision it will follow. The impact on the Company’s financial statements of applying one of the acceptable fair-value based method of accounting for stock options is disclosed in Note 7.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

3. AGREEMENT OF PLAN AND MERGER

On December 11, 2004, the Company entered into an “Agreement and Plan of Merger” with Ivanhoe Energy Inc. (“Ivanhoe”). It is anticipated that immediately prior to the merger, all of the common stock and related assets of the business carried on by Ensyn Renewables Inc. [“ERI”] relating to the application of the RTP™ technology for the production of renewable energy and natural chemicals will be distributed to the Company’s shareholders. After the distribution and at the time of the merger, the Company will hold all the petroleum rights to the RTP™ technology. Under the plan, the merger will take place after shareholder approval, regulatory approval and the successful operation of the Company’s petroleum Commercial Demonstration Facility [“CDF”] and certain minimum operating results are obtained.

4. OPERATIONS TO BE DISTRIBUTED

A plan to reorganize by distributing the common stock of its wholly-owned subsidiary directly to the shareholders of the Company, was initiated and is to be completed prior to the closing of the Agreement and Plan of Merger [see note 3]. This distribution will include ERI’s renewable energy and natural chemicals business, the facilities and equipment which utilize the Ensyn technology to process biomass into chemicals and all related assets and liabilities.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

The summarized operating results and financial position data of assets to be distributed are as follows:

	Three Months Ended
	December 31,
	2004	2003
(Amounts in $000’s)	$	$

OPERATING RESULTS
Revenue	668	601

Expenses
Development expenses	(97)	(94)
Research expenses	(149)	(162)
Production	(50)	(109)
General and administrative	(158)	(91)
Depreciation and amortization	(155)	(138)
Foreign exchange loss	(20)	(12)
Gain on disposal of assets	—	91
Interest expense	(71)	(3)
Interest and dividend income	6	1

Income (loss) before taxes and minority interest	(26)	84

Income tax expense- Current	(56)	(4)
Income tax recovery- Deferred	25	25
Minority interest	(22)	(22)

Income (loss) from operations to be distributed, net of income taxes	(79)	83

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Related party transactions

The amounts include intercompany activities between operations to be distributed and continuing operations are as follows:

	Three Months Ended
	December 31,
	2004	2003
(Amounts in $000’s)	$	$

Revenue	254	105
General and administrative	3	21

	December 31	September 30
	2004	2004
(Amounts in $000’s)	$	$

FINANCIAL POSITION DATA
Assets of operations to be distributed:
Cash	1,025	1,518
Trade and other receivables	1,350	1,204
Prepaid expenses and other assets	131	132

Total current assets	2,506	2,854

Deferred financing costs	468	467
Property and equipment	3,151	2,531
Patents	3,755	3,834

Total non-current assets	7,374	6,832

Total assets of operations to be distributed	9,880	9,686

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

LIABILITIES OF OPERATIONS TO BE DISTRIBUTED
Accounts payable and accrued liabilities	530	450
Deferred revenue	—	204
Current portion of long-term debt	10	16

Total current liabilities	540	670

Deferred income tax	986	1,011
Long-term debt	3,304	2,838
Minority interest	336	336
Redeemable preferred stock of a subsidiary	966	919

Total liabilities of operations to be distributed	6,132	5,774

Property and equipment

	December 31	September 30
	2004	2004
(Amounts in $000’s)	$	$

Office equipment	100	95
Plant equipment	1,711	1,646
Computer equipment	206	196
Construction in process	5,535	3,882
Less: government incentives	(3,410)	(2,371)

	4,142	3,448

Less: accumulated depreciation	(991)	(917)

Net property and equipment	3,151	2,531

During fiscal 2003, ERI began construction of a bio-refinery facility in Ontario, Canada for the production of natural chemicals and power. Costs related to this biomass facility are reflected as construction in process. ERI has received grant commitments for eligible costs from the Ontario and Canadian governments totaling $4,487,000 [CDN $5,400,000] and has secured a $1,683,000 [CDN $2,025,000] loan from a municipal association. As at December 31, 2004, ERI had earned and recorded cumulative grant contributions of $3,608,000 [CDN $4,343,000] of which $3,410,000 [September 30, 2004 - $2,371,000] related to construction in process.

On October 3, 2003, ERI sold its land and building for net proceeds of $492,000, resulting in a net gain on disposal of $91,000.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Patents

	December 31	September 30
	2004	2004
(Amounts in $000’s)	$	$

Patents	5,976	5,947
Less: accumulated amortization	(2,221)	(2,113)

Net patents	3,755	3,834

Amortization of patents anticipated for the next five years will be approximately $395,000 per year.

Long-term debt and other obligations

	December 31	September 30
	2004	2004
(Amounts in $000’s)	$	$

Canadian government agency loan with a combined interest rate of 10% payable as described below, principal repayable in two equal installments on March 31, 2009 and 2010.	2,552	2,408

Municipal government agency loan with interest of 6.78% compounded semi-annually and payable monthly, principal repayable in nine equal annual installments commencing April 1, 2006.	752	430

Lease facilities with interest at 5.2% repayable in monthly installments, including principal and interest, until March 2005.	10	16

	3,314	2,854
Less: current portion	(10)	(16)

	3,304	2,838

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

As at December 31, 2004, a subsidiary of ERI, Ensyn Technologies Inc. [“ETI”] had $10,000 due under the lease facility and has reported this balance as a current portion of long-term debt and other obligations. ETI was not in compliance with covenants for this lease facility.

Federal government agency loan

On March 29, 2004, ETI secured a loan from a Canadian government agency of $2,493,000 [CDN $3,000,000]. The loan principal is repayable in two equal installments on March 31, 2009 and March 31, 2010. Interest on the loan is calculated and payable as follows:

[i]	7% per annum calculated and paid monthly in arrears, commencing on March 31, 2004 and ending on March 31, 2007; and

[ii]	3% per annum calculated and compounded quarterly commencing on March 31, 2004 and ending on March 31, 2007, accruing up until March 31, 2009 and then payable in equal monthly installments commencing on April 30, 2009 and finishing on March 31, 2010.

[iii]	10% per annum calculated and paid monthly in arrears from April 30, 2007 to March 31, 2010.

The loan is collateralized by a general security agreement covering all of the assets and intellectual property of ERI. This security interest is subordinate to the security interest of ERI’s bank and of the municipal government agency as detailed below. The life insurance policies of three executives for a minimum amount of $831,000 [$CDN 1,000,000] each have been assigned to the borrower. In addition, warrants were granted to the lender to purchase common stock of ERI representing a 10.875% fully diluted interest. The warrants are exercisable for a period of seven years at an aggregate exercise price of $873,000 [CDN $1,050,000]. ERI recorded the fair value of these warrants of $336,000 as deferred financing costs and minority interest of the operations to be distributed and will recognize that value as non-cash interest expense over the term of the loan agreement.

Municipal government agency loan

On March 31, 2003 ETI secured a loan from a municipal government agency having a maximum borrowing limit of $1,683,000 [CDN $2,025,000]. As of September 30, 2004, ETI has received $752,000 [CDN $905,000]. The loan bears interest at a rate of 6.78% per annum compounded semi-annually and is payable monthly. Loan principal is repayable in nine equal annual installments commencing on April 1, 2006 and ending on April 1, 2014. The loan is collateralized by a security interest in all present and future tangible property of ETI. This security interest is subordinate only to ETI’s bank for up to $1,662,000 [CDN $2,000,000]. EGI has agreed to

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

advanced if ETI cannot meet certain debt servicing ratios required under this loan and will be limited to the amount necessary, when added to earnings, will achieve the debt servicing ratio. No interest or payments, on these advances, can be made until the Municipal Government Agency Loan has been repaid in full.

Operating line of credit

The Company has an operating line of credit with a maximum borrowing limit of $166,000 [CDN $200,000] with interest at bank prime plus 0.5%. As at December 31, 2004, $nil [September 30, 2004 - nil] had been drawn on this facility.

The minimum loan principal payments required in the next five years are as follows:

(Amounts in $000’s)	$

Year ending September 30, 2005	10
2006	84
2007	84
2008	84
2009	1,276
Thereafter	1,776

3,314

Redeemable preferred stock of a subsidiary

In connection with the acquisition of ETI on February 26, 1999, a wholly-owned subsidiary of ERI issued 3,637,500 shares of preferred stock. The preferred stock has a par value of $1.42 [Cdn $1.80] and a liquidation value of the same amount plus accrued and unpaid dividends [“Ensyn Preferred Stock”]. The Ensyn Preferred Stock is redeemable at any time by the ERI subsidiary and has a 5% cumulative annual dividend rate, payable on February 26. The subsidiary redeemed 263,495 shares in 2004 and 3,125 shares in 2003. The accrued dividend is reflected as minority interest.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

In January 2003, 28,930 Ensyn Preferred Stock were acquired by EGI in exchange for common stock of EGI under a private placement. In addition, EGI also issued $761,000 shares of common stock in exchange for 616,950 shares of preferred stock in entities controlled by holders of Ensyn Preferred Stock [“Shareholders Preferred Stock”], having the same terms as the Ensyn Preferred Stock. Any payment of interest, retraction or redemption of the Ensyn Preferred Stock will result in the same payment of interest, retraction or redemption in the Shareholders Preferred Stock held by ERI. On September 30, 2003, as part of the reorganization, ERI acquired the shareholder’s preferred stock from EGI. The Ensyn Preferred Stock has been disclosed net of the Shareholders Preferred Stock.

In January 2002, a majority of Ensyn Preferred Stock shareholders agreed to extend the period over which the ERI subsidiary will purchase their stock in exchange for an annual deferral fee of 2.5% on the balance of shares subject to extension and certain other rights. Shareholders of 616,950 shares of Ensyn Preferred Stock have agreed to waive any interest and deferral fee payable on the Ensyn Preferred Stock held by them up to the period ended February 26, 2003.

The Ensyn Preferred Stock, disclosed net of the Shareholders Preferred Stock, are redeemable as follows:

	Ensyn Preferred		Shareholder		Ensyn Preferred
	Stock		Preferred Stock		Stock, net
Date	Shares	$000’s	Shares	$000’s	Shares	$000’s

February 26, 2005	645,880	966	322,940	483	322,940	483
February 26, 2006	645,880	966	322,940	483	322,940	483

	1,291,760	1,932	645,880	966	645,880	966

The Ensyn Preferred Stock is not convertible into any other security of the Company, and the holders thereof have no voting rights.

5. MINORITY INTEREST

In fiscal 2004, Ivanhoe Energy Inc. [“Ivanhoe”] acquired a total of 6,580 common shares of EPI representing a 14.5% interest for total consideration of $3,000,000 [see note 11]. On October 27, 2004, EGI and EPI entered into an Amended and Restated Advance Agreement with Ivanhoe. Under the terms of that agreement Ivanhoe paid $1,000,000 as consideration for an option to acquire a number of additional common shares of EPI which, together with the 14.5% interest previously purchased would result in Ivanhoe owning a 19.8% equity interest in EPI. The option

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

is exercisable in full any time within 15 business days after December 31, 2004. The exercise price of the option is $4,000,000 payable within 10 business day of exercise.

6. CAPITAL STOCK

In March 2004, the Company issued 5,500 shares of common stock for $41,250 to an officer of the Company in exchange for a 2% interest bearing promissory note, repayable in 2 equal installments on March 31, 2005 and March 31, 2006. The Company has recorded this share purchase loan as a reduction of capital.

In December 2004 the Company issued 19,999 shares to a consultant in exchange for canceling 600 options to purchase common stock of Ensyn Petroleum International Limited at $193.00 per share.

7. STOCK OPTIONS

EGI has qualified and non-qualified stock option plans that provide for the issuance of a maximum total of 180,000 options to acquire shares in the common stock of EGI. Eligible participants in the plans include employees, consultants and directors of the Company.

All stock options expire ten years from the date granted and vest over service periods that range from the date of the grant to five years. All issued options have an exercise price of $7.50 - $80 per share.

The exercise price of options granted pursuant to the qualified plan is 100% of the fair market value when granted as determined by a committee of the Board of Directors set up to administer the plan. The non-qualified plans provide for the issuance of non-qualified stock options with an exercise price of no less than 50% of the current fair market value of the stock.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

The following is a summary of EGI’s stock option activity:

		Weighted Average
		Exercise Price
	Options	Per Share
	#	$

Balance at September 30, 2003	153,610	47.80
Granted in the year	40,000	7.50
Exercised	(5,500)	7.50
Expired	(14,100)	53.50
Forfeited	(28,250)	73.19

Balance at September 30, 2004	145,760	$32.79

Granted in the period	20,000	$15.00
Exercised	—	—
Expired	(195)	$34.61

Balance at December 31, 2004	165,565	$30.64

Exercisable at December 31, 2004	155,565	$31.64

As at December 31, 2004, outstanding EGI options are summarized as follows:

Option Exercise	Number of Options	Number of
Price	Outstanding	Options Vested	Expiry
$	#	#

$7.50	40,500	40,500	October 1, 2013
15.00	20,000	10,000	October 11, 2014
20.00	24,960	24,960	March 3 - August 7, 2007
30.00	26,380	26,380	September 30, 2012
40.00	8,445	8,445	November 14, 2011 - March 28, 2012
50.00	21,000	21,000	March 1 - October 1, 2008
60.00	5,800	5,800	May 16, 2010
70.00	3,560	3,560	September 30, 2010 - November 30, 2011
80.00	14,920	14,920	May 13, 2009 - July 15, 2009

	165,565	155,565

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Accounting for stock options
Pro forma information regarding the net loss is required by SFAS 123, and has been determined as if the Company has accounted for its stock options under the fair value method consistent with the method prescribed by that Statement. The fair values for these options were estimated at the date of grant using the minimum value option pricing model with the following assumptions for December 31, 2004 and September 30, 2004: risk-free interest rates of 4% [September 30,2004 - 4%], dividend yield of 0% and an expected life of four years [September 30, 2004 - four years]. The effects of applying SFAS 123 for recognizing compensation expense or providing pro forma disclosures may not be representative of the effects on reported net income or loss for future years.

The pro forma information is as follows:

	Three Months	Year
	Ended	Ended
	December 31,	September 30

	2004	2004
(Amounts in $000’s)	$	$

Net loss from continuing operations, as reported	1,008	1,437
Pro forma compensation expense (recovery) for the year	90	(627)

Pro forma net loss from continuing operations	1,098	810

In October 2004 the Company issued options to consultants and recorded additional paid-in capital of $23,000.

EPI stock options
EPI has established the EPI 2001 Stock Incentive Plan for employees, directors and consultants of EPI that provide for the issuance of a maximum total of 10% of EPI’s issued common stock. As at December 31, 2004 this equated to 4,538 shares. Under the terms of the plan, options are granted having an exercise price at fair market value, a 10 year term to expiry and vesting periods ranging from the date of grant to two years.

The following is a summary of stock option activity for the EPI plan:

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

		Weighted Average
		Exercise Price
	Options	Per Share
	#	$

Balance at September 30, 2003	1,800	346.50

Granted in the year	1,685	213.19
Exercised	—	—
Expired	(800)	500.00

Balance at September 30, 2004	2,685	216.90
Granted in the year	—	—
Exercised	(600)	$193.00

Balance at December 31, 2004	2,085	$223.78

Exercisable at December 31, 2004	1,699	$230.77

As at December 31, 2004 outstanding EPI options are summarized as follows:

Option Exercise	Number of Options	Number of
Price	Outstanding	Options Vested	Expiry
$	#	#

193.00	300	300	July 1, 2013
193.00	1,550	1,164	October 1, 2013
500.00	100	100	May 9, 2013
441.00	135	135	July 1, 2014

	2,085	1,699

8. WARRANTS

The Company has issued warrants for acquiring common shares of the Company pursuant to financing and project development activities. The following is a summary of warrant activity:

		Weighted Average
		Exercise Price
	Warrants	Per Share
	#	$

Balance at September 30, 2003	147,250	65.40
Granted in the year	20,000	25.00

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

		Weighted Average
		Exercise Price
	Warrants	Per Share
	#	$

Balance at September 30, 2004	167,250	60.57
Granted in the quarter ended December 31, 2004	—	—

Balance at December 31, 2004	167,250	60.57

No warrants were exercised, forfeited or expired during the three months ended December 31, 2004 or during the year ended September 30, 2004.

The following table summarizes information about the Company’s warrants outstanding at December 31, 2004:

Warrant Exercise	Number of
Price	Shares	Expiry
$	#

25.00	40,000	October 1, 2005
30.00	25,000	One year after Initial Public Offering of Company
40.00	10,000	One year after Initial Public Offering of Company
80.00	62,250	One year after Initial Public Offering of Company
100.00	20,000	One year after Initial Public Offering of Company
100.00	10,000	December 17, 2005

	167,250

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

9. RELATED PARTY TRANSACTIONS

The Company incurred the following expenditures with related parties during the year:

	Three Months Ended
	December 31,

	2004	2003
(Amounts in $000’s)	$	$

Development	256	106
General and administration	47	39

During the three months ended December 31, 2004 the Company recorded consulting fees of $32,000 [three months ended December 31, 2003 - $32,000] to directors of the Company and recorded legal fees to an immediate family member of a director of $17,000 [three months ended December 31, 2003 - $9,000]. The Company also recorded development and administrative expenses of $254,000 [three months ended December 31,2003 - $104,000] from the operations to be distributed.

During the three months ended December 31, 2004 the Company has recorded revenue to operations to be distributed of $3,000 [three months ended December 31,2003 - $21,000] and revenue from the Joint Venture of $104,000 [three months ended December 31,2003 - $36,000].

Amounts due from related parties have no fixed repayment terms, are non-interest bearing and are comprised as follows:

	December 31,	September 30,
	2004	2004
	$	$

Due from related parties
Due from officers	53	53

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

10. COMMITMENTS AND CONTINGENCIES

A subsidiary of EPI has a contingent future obligation to pay $1.9 million in the event, and at such time that, the sale of units incorporating the RTP technology for petroleum applications reach a total of $100 million.

EGI has agreed to advance to a subsidiary of ERI amounts up to $415,000 [CDN $500,000]. Amounts will only be advanced if this subsidiary cannot meet certain debt servicing ratios required under a municipal government agency loan agreement, and will be limited to the amount necessary, when added to earnings, will achieve the debt servicing ratio. No interest or payments, on these advances, can be made until this loan has been repaid in full.

Under the terms of the License Agreement with Aera, EPI is responsible for restoring the site to its original condition.

EGI has guaranteed the payment of a 5% cumulative annual dividend, payable February 26th and the redemption of the preferred stock issued by a subsidiary of ERI. As at December 31, 2004, all dividends accrued up to February 26, 2004 have been paid and the preferred stock is redeemable as follows:

Redemption
Date (amounts in $000’s)	$

February 26, 2005	483
February 26, 2006	483

966

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

11. CONCENTRATIONS OF CREDIT RISK

Potential concentrations of credit risk for the Company relate principally to cash and cash equivalents. The Company deposits short-term cash surpluses only with high credit quality banks.

The Company had revenue from the following sources:

	% of revenue
	Three Months Ended
	December 31,

	2004	2003
(Amounts in $000’s)%		%

Joint venture	97	64
Related party	3	36

	100	100

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated interim financial statements have been prepared in accordance with US GAAP which, in the case of the Company, is in conformity in all material respects with Canadian GAAP, with the following exceptions:

[a]	The Company accounts for its joint venture investments using the equity method. Under Canadian GAAP, the joint venture would be accounted for using the proportionate consolidation method.

[b]	The Company accounts for research and development tax credits as a reduction to the tax provisions. Under Canadian GAAP these credits would be recorded as a reduction to research expenditures.

[c]	The Company accounts for capital at par value and additional paid-in-capital. Under Canadian GAAP capital is disclosed as capital stock and contributed surplus. Also under Canadian GAAP accumulated other comprehensive income is not disclosed.

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Effects on the consolidated net earnings:

	Three Months Ended
	December 31,

	2004	2003
(Amounts in $000’s)	$	$

Net loss from continuing operations per US GAAP	(1,008)	(197)
Current period adjustments per Canadian GAAP	—	—

Net loss from continuing operations, as adjusted per Canadian GAAP	(1,008)	(197)

Net income (loss) from assets to be distributed, net of income taxes per US GAAP	(79)	83

Current period adjustments per Canadian GAAP [b]	—	—
Net income (loss) from assets to be distributed, as adjusted per Canadian GAAP	(79)	83

Net loss, per US GAAP	(1,087)	(197)
Current period adjustments per Canadian GAAP	—	—

Net loss per Canadian GAAP	(1,087)	(197)

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

Condensed consolidated balance sheet:

	December 31,		September 30,
	2004		2004
	US	Canadian	US	Canadian
	GAAP	GAAP	GAAP	GAAP
(Amounts in $000’s)	$	$	$	$

Cash and cash equivalents	563	563	779	779
Trade and other receivables	69	69	3	3
Due from related parties	53	53	53	53
Prepaid expenses	18	18	25	25
Current assets from assets to be distributed	2,506	2,506	2,854	2,854
Investments	8	8	—	—
Investment in joint venture [a]	4,061	—	3,890	—
Property and equipment [a]	2	4,143	2	3,972
Patents	285	285	262	262
Goodwill	230	230	230	230
Long term assets related to operations to be distributed	7,374	7,374	6,832	6,832

Total assets	15,169	15,249	14,930	15,010

Accounts payable and accrued liabilities [a]	649	729	757	837
Current liabilities related to operations to be distributed	540	540	670	670
Minority interest	4,000	4,000	3,000	3,000
Long term liabilities related to operations to be distributed	5,592	5,592	5,104	5,104
Common shares [c]	2	19,624	2	19,624
Additional paid in capital [c]	19,809	—	19,786	—
Contributed surplus [c]	—	187	—	164
Share purchase loan	(41)	(41)	(41)	(41)
Accumulated other comprehensive income [c]	122	—	69	—
Accumulated deficit [c]	(15,504)	(15,382)	(14,417)	(14,348)

Total liabilities and stockholders’ equity	15,169	15,249	14,930	15,010

Ensyn Group, Inc.

CONDENSED NOTES TO UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

[all amounts are in U.S. dollars unless otherwise stated]

December 31, 2004

There are no differences between Canadian and US GAAP with respect to the interim consolidated statements of cash flows.

13. SUBSEQUENT EVENTS

On March 7, 2005 Ivanhoe advanced $200,000 to the Company in exchange for a promissory note, bearing interest at a rate of 5 % per annum and repayable anytime prior to March 3, 2006. The Company has no obligation to pay any interest or principal until March 3, 2006.

The Company and Ivanhoe are distributing a Joint Information Circular with respect to the pending sale of Ensyn, as described in Note 3. The sale is anticipated to close in April 2005.

IVANHOE ENERGY INC.
INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF IVANHOE ENERGY INC. (THE “COMPANY”) FOR THE SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD APRIL 13, 2005.

The undersigned shareholder of the Company, hereby appoints the Secretary of the Company, Beverly Bartlett, or failing her, Saundra Johnson, the Assistant Secretary of the Company, or instead of either of them, ________________________, as Proxy, with full power of substitution to attend and vote for the undersigned at the special meeting of the shareholders of the Company to be held at Suite 629 - 999 Canada Place, Vancouver, British Columbia at 10:00 am on Wednesday, April 13, 2004 and at any adjournments or postponements thereof, in the same manner and to the same extent as if the undersigned were personally present and, without limiting the generality of the foregoing, to vote as directed below:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING PROPOSAL.

1.	To approve the issuance of the Company’s common shares pursuant to the Agreement and Plan of Merger, dated as of December 11, 2004, by and among the Company, Ivanhoe Merger Sub, Inc., a wholly-owned subsidiary of the Company, and Ensyn Group, Inc. (including common shares issued or to be issued pursuant to any financing by the Company in connection with the transactions contemplated in the Agreement and Plan of Merger)	For ☐	Against ☐

2.	To transact such other business as may properly come before the special meeting, or at any adjournments or postponements of the special meeting.

NOTES

1.	The common shares represented by this instrument of proxy will be voted on any ballot on Item 1 as the shareholder specifies by marking an “X” in the space provided for that purpose. IF NO CHOICE IS SPECIFIED, THE PERSON DESIGNATED BY MANAGEMENT IN THIS INSTRUMENT OF PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY IN FAVOUR OF ITEM 1. This Instrument of Proxy confers discretionary authority upon the named proxy holder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2.	EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE MANAGEMENT NOMINEES TO REPRESENT HIM AT THE SPECIAL MEETING. IF YOU DESIRE TO DESIGNATE AS PROXY A PERSON OTHER THAN BEVERLY BARTLETT OR SAUNDRA JOHNSON, THE MANAGEMENT NOMINEES, YOU SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU DESIRE TO DESIGNATE AS PROXY.

3.	In order to be valid, this instrument of proxy must be dated and signed by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If this instrument of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholders. If this instrument of proxy is executed on behalf of an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarized copy thereof must accompany this instrument of proxy.

4.	This instrument of proxy, to be effective, must be returned to CIBC Mellon Trust Company, by facsimile to (604) 688-4301 or (416) 363-9524, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, by hand to Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the special meeting or any adjournment thereof at which the instrument of proxy is to be used.

The undersigned hereby revokes any instrument of proxy heretobefore given with reference to the said meeting or any adjournment thereof.

Signature

Name (Please Print)

Address

NUMBER OF SHARES:

DATED this __________ day of ______________, 2005.